Form 20-F
period 2018-12-31
Foresight Autonomous Holdings Ltd.
filed 2019-03-20
CIK 1691221

As filed with the Securities and Exchange Commission on March 20, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission File No.: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	7 Golda Meir Ness Ziona 7403650, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Haim Siboni
Chief Executive Officer
Telephone number: +972-077-9709030
Facsimile number: +972-077-9709031
7 Golda Meir
Ness Ziona
7403650 Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 131,935,404 ordinary shares as of December 31, 2018.

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

Yes ☐       No ☒

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

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

Yes ☐       No ☒

i

INTRODUCTION

We are a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., we develop both “in-line-of-sight” vision systems and “beyond-line-of-site” cellular-based applications. Our vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing and sensor fusion. Our cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time multi-agents positioning algorithms. Our systems are designed to increase safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts.

We were incorporated in the State of Israel in September 1977 under the name Golan Melechet Machshevet (1997) Ltd. In April 1987, we became a public company in Israel, and our shares were listed for trade on the Tel Aviv Stock Exchange, or TASE. On May 16, 2010, we changed our name to Asia Development (A.D.B.M.) Ltd., and on January 12, 2016, we changed our name to Foresight Autonomous Holdings Ltd. Our Ordinary Shares are currently traded on the TASE, and American Depositary Shares, or ADSs, each representing five of our Ordinary Shares, currently trade in the United States on the Nasdaq Capital Market, both under the symbol “FRSX”. The Bank of New York Mellon acts as depositary of the ADSs.

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiary, Foresight Automotive Ltd., an Israeli corporation and Foresight Automotive Ltd.’s wholly owned subsidiary, Eye-Net Mobile Ltd., an Israeli corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Unless the context otherwise indicates or requires, “Foresight Autonomous Holdings,” “Foresight,” the Foresight Autonomous Holdings logo and all product names and trade names used by us in this annual report, including QuadSight™ , Eye-Net™ and Eyes-On™, are our proprietary trademarks and service marks. These trademarks and service marks are important to our business. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report on Form 20-F, all rights to such trademarks and service marks are nevertheless reserved.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of operations and other comprehensive income data for fiscal years 2018, 2017 and 2016, and the selected consolidated financial position data at December 31, 2018, 2017 and 2016, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report. The selected financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from audited financial statements not included in this annual report.

The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

U.S. dollars in thousands, except share and per share data	Year Ended December 31,
	2018	2017	2016	2015	2014
Consolidated Statements of Operations Data
Research and development expenses	8,638	4,089	904	131	233
Marketing and sales	987	1,015	224	--	--
General and administrative	3,696	3,753	2,627	26	35
Operating loss	13,321	8,857	3,755	157	269
Equity in net loss (gain) of affiliated companies	2,905	(156)	108	--	--
Finance expense (income), net	(1,569)	7,241	(1,950)	--	--
Net Loss	14,657	15,942	1,913	157	268
Basic and diluted loss per share	(0.12)	(0.17)	(0.03)	(0.00)	(0.01)
Basic and diluted loss per ADS	(0.61)	(0.84)	(0.14)	(0.02)	--
Weighted average number of shares outstanding used in computing basic and diluted loss per share	120,612,085	94,400,587	67,311,000	35,884,000	35,884,000
Weighted average number of ADS outstanding used in computing basic and diluted loss per ADS	24,122,417	18,880,117	13,462,200	7,176,800	--

U.S. dollars in thousands, except share data	Year Ended December 31,
	2018	2017	2016
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,158	9,636	3,364
Short term deposits	12,506	12,169	390
Total assets	24,858	28,035	5,257
Total current liabilities	1,291	1,147	457
Total non-current liabilities	--	2,071	131
Accumulated deficit	(33,954)	(19,297)	(3,355)
Total shareholders’ equity	23,567	24,817	4,669
Number of shares outstanding	131,935,404	109,502,289	73,062,687

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

Non-GAAP net loss for the full year ended December 31, 2018 was $15,004,000 or $(0.12) per Ordinary Share compared to a non-GAAP net loss of $5,274,000 or $(0.06) per Ordinary Share, in the full year ended December 31, 2017 and $3,355,000, or $(0.05) per Ordinary Share, in the full year ended December 31, 2016.

U.S. dollars in thousands, except per share data	Year Ended December 31,
	2018	2017	2016
U.S. GAAP Results
Net loss	$14,657	$15,942	$1,913
Basic and diluted loss per share	(0.12)	(0.17)	(0.03)
Non-GAAP Results
Net loss	$15,004	$5,274	$3,355
Basic and diluted loss per share	(0.12)	(0.06)	(0.05)

Non-GAAP shareholders’ equity totaled $23,251,000 as of December 31, 2018, compared to $22,921,000 as of December 31, 2017 and to $4,800,000 as of December 31, 2016.

U.S. dollars in thousands	As of December 31,
	2018	2017	2016
U.S. GAAP Results
Shareholders’ equity	$23,657	$24,817	$4,669
Non-GAAP Results
Shareholders’ equity	$23,251	$22,921	$4,800

Supplemental Reconciliation of GAAP to Non-GAAP Shareholders’ Equity

U.S. dollars in thousands	As of December 31,
	2018	2017	2016
GAAP Shareholders’ equity	23,657	24,817	4,669
Revaluation of other investments	(316)	(3,967)	-
Derivative warrant liability	-	2,071	131
Non-GAAP Shareholders’ equity	23,251	22,921	4,800

Supplemental Reconciliation of GAAP to Non-GAAP Results

U.S. dollars in thousands	Year Ended December 31,
	2018	2017	2016
GAAP operating loss	(13,321)	(8,857)	(3,755)
Stock-based compensation in research and development	621	491	-
Stock-based compensation in sales and marketing	196	443	-
Stock-based compensation in general and administrative	1,223	1,521	405
Non-GAAP operating loss	(11,281)	(6,402)	(3,350)

GAAP Financing income (expenses), net	1,569	(7,241)	1,950
Revaluation of derivative warrant liability	(2,071)	12,180	(1,847)
Revaluation of other investments	(316)	(3,967)	-
Non-GAAP Financing (expenses) income, net	(818)	972	103

GAAP net loss	(14,657)	(15,942)	(1,913)
Stock-based compensation expenses	2,040	2,455	405
Revaluation of other investments	(316)	(3,967)	-
Revaluation of derivative warrant liability expenses/ income	(2,071)	12,180	(1,847)
Non-GAAP net loss	(15,004)	(5,274)	(3,355)

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Since the date of the Merger, and as of December 31, 2018, we have incurred net losses of approximately $33.9 million.

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

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. Specifically, our advanced driver assistance systems, or ADAS, software is complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

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

We are highly dependent on the services of both Mr. Haim Siboni, and Mr. Levy Zruya. The loss of their services without proper replacement may adversely impact the achievement of our objectives. Messrs. Siboni and Zruya may leave our employment at any time subject to contractual notice periods, as applicable. Also, our performance is largely dependent on the talents and efforts of highly-skilled individuals, particularly our software engineers, mechanical engineers and computer vision professionals. Recruiting and retaining qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

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

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of the ADS will likely decline. Fluctuations in our operating results and financial condition may be due to several factors, including those listed below and those identified throughout this “Risk Factors” section:

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

Our products depend on certain third-party technology and we purchase component parts that are used in our products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts that we use, we currently choose to use only one or a limited number of suppliers for several of these components. Our reliance on a single or limited number of vendors involves several risks, including:

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

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	export license constraints or restrictions due to the unique technology of our products, some of which are dual use (defense and industry);

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

Our products will be subject to automotive regulations due to the global quality requirements, which could prevent us from marketing our products to vehicle manufacturers.

The automotive regulations are dynamic and changing and effected by the final customer quality requirements as well. Even if we are successful in completing the development of our products, our failure to comply with the different types of regulations and requirements could delay the transfer to production schedule and eventually time to market.

In order to market our products to vehicle manufacturers we will be required to accomplish different type of regulations requirements such as ISO 26262, ASIL B, IAFT 16949 and Auto Spice or other common quality methodologies. In order to meet the quality requirements we will have to cooperate with vehicle manufacturers, to receive their customers quality requirements that meet the requisite regulation of such costumer and implement tools, processes and methodologies. Such processes and tools will require resources and funds and will consume significant time effort until fully fulfilled. We are already investing time and efforts in order to study the global quality and regulations requirements, but we can not assure, at this time, that we will be able to meet the regulations requirements on time.

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

We have a growing portfolio of two international Patent Cooperation Treaty (PCT) applications, two full applications with the Israeli Patent Office, two applications in China, two applications in Europe and two full U.S. applications. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

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

Our principal shareholders, officers and directors beneficially own over 44.81% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 19, 2019, our principal shareholders, officers and directors beneficially own approximately 44.81% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

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

Our significant shareholder received Israeli government grants for certain of its research and development activities. In course of the Merger with Magna and the Subsidiary, we assumed, jointly with Magna, certain of its obligations related to such grants. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Magna’s research and development efforts related to the technology assigned to our Subsidiary have been financed in part through royalty-bearing grants in an aggregate amount of approximately $567,000 received from the Israel Innovation Authority, or the IIA, formerly known as Israel’s Office of the Chief Scientist of the Ministry of Economy, as of December 31, 2018. In course of the Merger with Magna and the Subsidiary, we were required by the IIA to assume, jointly with Magna, its obligations related to such grants. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

Our principal executive offices are located at 7 Golda Meir St., Ness Ziona 7403650, Israel. Our telephone number in Israel is +972-077-9709030. Our website address is www.foresightauto.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP is our agent in the United States, and its address is 1633 Broadway, New York, NY 10019.

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

In 2018, 2017 and 2016 our capital expenditures amounted to $733,000, $271,000 and $73,000, respectively. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview

We are a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., we develop both “in-line-of-sight” vision systems and “beyond-line-of-site” cellular-based applications. Our vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing and sensor fusion. Our cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time multi-agents positioning algorithms.

Our systems are designed to increase safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Each of our systems is designed, developed and commercialized by one of our subsidiaries. Our subsidiaries, all of which are located in our corporate headquarters, benefit from our collective engineering, operating, regulatory and marketing infrastructure to support their respective activities.

Vision-Based System – Foresight Automotive Ltd.

Our vision system is based on stereoscopic image technology. Stereo technology is an image processing concept which uses two synchronized cameras to mimic human depth perception in order to obtain a 3D view. Our unique system creates and analyzes a 3D image, which foresees possible collisions with road users and other obstacles inherent to roadway environments (both urban and highway). This system provides highly accurate real-time detection with the lowest rates of false alerts. Our system employs a four-camera layout which enables a 24/7 operation in all weather and lighting conditions for a complete 3D image of the driving environment in front of the vehicle.

Our powerful proprietary stereoscopic and four-camera technology is based in part on intellectual property that we have acquired from Magna in 2016. Magna’s field-proven security technology has been deployed for almost two decades in critical facilities worldwide, including borders, nuclear plants and airports.

Autonomous Driving Overview

In recent years, there has been increasing awareness surrounding “autonomous,” “automated” and “self-driving” vehicles. Self-driving vehicles operate without direct driver input while controlling steering, acceleration and braking, and are designed to relieve the driver from having to constantly monitor the roadway while operating in self-driving mode. Self-driving vehicles range from single applications where the driver is required to continuously monitor traffic, to semi-autonomous or fully autonomous driving where the driver increasingly relinquishes control.

There are five different levels of automated driving:

●	Level 1: Assisted – The driver stays in full control of the vehicle, and the automated driving system assists only with adaptive cruise control and lane keeping assistance.

●	Level 2: Partial Automation – Uses partially automated longitudinal and lateral guidance in the driving lane. Mostly seen with parking assist features, which allow the vehicle to park itself under certain conditions.

●	Level 3: Conditional Automation – Partly automated longitudinal and lateral guidance in an urban environment. The driver’s full awareness of his or her surroundings is still required.

●	Level 4: High Automation – Highly automated longitudinal and lateral guidance with lane changing capabilities. Reliable environment recognition, including in complex environment situations.

●	Level 5: Auto-pilot – Door-to-door commuting used primarily in an urban environment, with no driver supervision.

Vehicle automation started off in the form of ADAS; however, recent technology advancements have paved the way for partially automated systems. Acceleration in development strategies that drive the acceleration of vehicle autonomy has taken place over the last couple of years in the form of technological advancements, mergers and acquisitions, partnerships and collaborations.

Market Opportunity

An additional study by M14 Intelligence, published in January 2018, reported that in 2017, around 8.2 million cars globally were equipped with some form of automation - out of which 5.2 million cars were sold in North America and Europe.

The same study predicted that by 2030, the majority of cars on the road globally will be equipped with some form of ADAS. Specifically, approximately 30 million cars will be ADAS equipped, approximately 24 million cars will have Level 2 capability, approximately 6 million cars with semi-autonomous Level 3 features, and 5.3 million cars will be highly autonomous of Level 4 and 5. As a result of adopting these automation technologies, the study predicts that by 2030 almost 30,000 crashes may be avoided in the United Kingdom and Germany, and 630,000 collisions may be prevented in the United States.

Furthermore, the study reports that in 2017 the global total sales of camera sensors for ADAS and autonomous driving applications was 13.6 million units and the number is expected to reach 212.5 million units by 2030. This same study predicts that the camera market size will grow to $18.0 billion by 2030, up from $573.5 million in 2017.

The evolution of camera-based systems in the automotive industry started with the use of monocular camera systems, which are expected to be replaced by stereo and tri-focal camera systems for Level 3, 4 and 4/5 vehicles. The stereo camera market is expected to show a significant growth increase of 40.7% and reach a market size of $7.5 billion by 2030 compared to a market size of $88.4 million in 2017.

While fully autonomous driving is not expected in the near future, we believe that there will be a gradual evolution and ongoing introductions of semi-autonomous driving capabilities in order to reach more advanced levels. Such capabilities will begin with hands-free highway driving, which will gradually extend to other types of roadways, such as country and city driving, and ultimately encompass all weather and lighting conditions. The key contributions to the growth of autonomous driving will include increased safety, the development of fail-safe systems, consumer demand, and economic and social benefits.

The Importance of Camera Technology for Semi and Fully Autonomous Vehicles

The vast majority of partial autonomous vehicles employ multiple sensors and imaging devices, including radar, laser detectors, or LiDAR, and cameras. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. Unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. LiDAR is a sensor that measures distance by illuminating a target with lasers and analyzing the reflected light. A camera, similar to the human eye, gathers a richer amount of data than either a radar or a LiDAR sensor. For that reason, most ADASs rely more heavily on cameras than on other sensors. Relying only on reflected light may reduce performance under certain lighting or weather conditions. For example, LiDAR pulse can be scattered in the fog, whereas infrared cameras are not affected by fog.

Camera-based systems are the most intuitive to understand as they are similar to human vision. As the current driving environment is designed for human vision without any consideration for automation, it is believed that camera-based systems will always have an important role in semi or fully autonomous driving.

According to a report by Frost & Sullivan published in early 2018, it is predicted that Level 3 vehicles will be equipped with an average of 25 sensors, Level 4 vehicles will be equipped with an average of 27 sensors, and Level 5 vehicles will be equipped with an average of 30 sensors. For each of these levels, stereo cameras and infrared cameras will be used to enable autonomous driving.

Automobile manufacturers today have already commercialized vehicles with Level 1 and Level 2 features, and some have even commenced commercializing Level 3 ADAS systems.

Challenges of Autonomous Driving

We believe that in order to achieve Level 4 and Level 5 capabilities, among others, the following developments are required: (i) a robust all-weather, day and night 3D environment sensor; (ii) combined software and algorithms that can handle multiple sensor inputs together producing the best possible decision when encountering complex road situations; and (iii) the capability to accurately position a vehicle, specifically in an urban environment, where GPS localization is not sufficiently accurate.

Autonomous driving is based on three main pillars: sensory, processing, and execution.

•	Sensory - Achieved by using different sensory technologies, including cameras, ultrasonic sensors, radars, and LiDARs. For partial autonomous solutions, vehicle manufacturers are using cameras, radars, and ultrasonic sensors. However, higher levels of automation vehicle manufacturers will require accurate and robust sensors designed for all weather conditions thus enabling autonomous driving.

•	Processing - Processing of the information received from the sensors is then performed by the processors and microcontrollers using artificial intelligence, advanced analytics and machine to machine communication.

•	Execution - Handled by the electronic control unit attached to the actuators, brakes, steering system, gear box, and suspensions.

Our vision-based solution provides both sensing and processing parts of the autonomous solution.

In the race towards achieving full autonomy, the automotive industry is facing many technological challenges. However, when assessing such challenges within the sensory context, there are two predominant challenges:

•	The ability to detect any type of obstacle – as autonomous vehicles will need to drive in any possible scenario and face any type of obstacle (including vehicles, pedestrians or unusual obstacles such as animals, trees, rocks, etc.), the ability to detect any obstacle is paramount.

•	The ability to detect under any weather and lighting conditions – most testing of autonomous vehicles today is performed under ideal weather conditions (e.g. during the day time with sunny weather conditions). An autonomous vehicle will have to endure any type of weather, including glare, fog, heavy snow or any other extreme weather and lighting conditions.

The QuadSight automotive vision system

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

In contrast to other technologies, QuadSight is a passive sensor that does not emit any energy during operation. As a result, the QuadSight system does not interfere with other systems and is hazard-free.

We believe that our QuadSight multispectral vision system is the key component that will solve the two main challenges of detecting any obstacle and allowing autonomous vehicles to safely endure extreme weather and lighting conditions.

For Level 3, 4 and 5 automated vehicles, we plan to introduce our QuadSight system to autonomous vehicle manufacturers and tier one automotive system integrators.

Competition

Semi and fully autonomous vehicle markets are considered relatively new markets with increasing competition and a great potential for sensor module and system providers. For our QuadSight system, we believe that our main competitors are dedicated, large companies focusing on technologies that enable detection in adverse weather conditions such as radar and LiDAR technologies.

Many of our competitors, either on their own or through their strategic partners, enjoy better brand recognition and have substantially greater financial, technical, manufacturing, marketing and human resources than we do. These competitors also have significantly greater experience in the research and development of automotive sensors and a better infrastructure and are already commercializing those products around the world.

Sales and Marketing

We launched our QuadSight demo system in the first quarter of 2018 at the Consumers Electronics Show in Las Vegas, Nevada. The proof of concept of the system was completed by the third quarter of 2018 and we have performed numerous live demonstrations to potential customers and collected data from road trials.

To date, we have sold four prototype systems to leading car and truck manufacturers in Europe and China, as well as a leading defense company in Israel. We aim to sell additional prototype systems in 2019. These systems allow the customers to test and evaluate the performance of our technology. Following the testing and evaluation of these prototype systems, we will tailor the system to each customer’s individual needs. We intend to build a global commercial infrastructure to effectively support the commercialization of our products. Meaningful commercialization efforts will commence when we believe that the completion of a release-candidate version of a given product is imminent.

While we are completing the development of the QuadSight system, our focus remains on increasing public awareness of our company by showcasing our unique technology. We participated in several leading exhibitions and conferences worldwide and have dedicated substantial efforts and resources to public relations.

The QuadSight system also gained industry recognition by winning several prestigious technology and innovation awards:

●	New Mobility World (NMW) Lab Startup Challenge Award, which took place at the IAA Commercial Vehicles Exhibition in Hannover, Germany, in September 2018;

●	2019 CES Innovation Awards Honoree in the vehicle intelligence and self-driving technology category; and

●	An Edison Awards finalist in the Autonomous Vehicle category; the Edison Awards will announce gold, silver and bronze award winners in April 2019.

Over the course of 2019 we will seek to enter into commercial agreements with vehicle manufacturers and tier one automotive system integrators for our QuadSight system.

Vehicle-to Everything (V2X) Solution – EyeNet Mobile Ltd.

Vehicle-to-everything, or V2X, communication is a wireless technology that enables communication between vehicles, infrastructure, grid, home, and network. This revolutionary technology promises to transform the automotive industry in the future. V2X technology enables better traffic management and is expected to improve traffic congestion, thereby enhancing the active performance of vehicles. V2X technology may also lead to more efficient gas consumption and improvements in location accuracy and positioning.

V2X technology can be segmented based on the communication medium: vehicle-to-vehicle (V2V), vehicle-to-infrastructure (V2I), vehicle-to-pedestrian (V2P), vehicle-to-grid (V2G), vehicle-to-cloud (V2C), and vehicle-to-device (V2D). The rapid technological advancements that have recently transpired have paved the way for semi-autonomous and autonomous vehicles, which have a wide range of applications in V2X communication technology domain.

V2X technology optimizes traffic flow, increases traffic safety, saves time, reduces emissions, maximizes the benefits of transportation for both commercial users and the general public, and increases the convenience factor of the driver and passengers. Automated driver assistance systems and intelligent traffic systems are the major application areas of V2X technology.

Market Opportunity

According to a 2016 report released by the World Health Organization, about 1.25 million people die each year as a result of road traffic crashes. V2X communication provides features such as intersection collision warning, obstacle detection, lane change assistance, lane departure warning, rollover warning, road departure warning, forward collision warning, rear impact warning. The increasing demand for real-time traffic and incident alerts that help to increase public safety is driving the growth of the automotive V2X market in automated driver assistance. On the other hand, restraints such as lack of cellular connectivity coverage in developing countries and the growing costs imposed on consumers can hinder market growth.

A recent study by Markets and Markets published in early 2018 projected that the V2X market for intelligent traffic systems will reach $102.7 million by 2025, which is an increase from the $18.4 million estimated in 2017. The automotive V2X market for automated driver assistance is estimated to grow at its highest yet compound annual growth rate of 81.16% during the forecast period, to reach a market value of $4 billion by 2025. Increasing initiatives from various governments for better traffic management together with growing environmental concerns are likely to force auto manufacturers to adopt the V2X technology.

The same study estimates that the V2X market in the North American region for the forecast period is estimated to reach $36.2 billion by 2025, which is an increase from an estimated $12 billion in 2017. The growing size of the North American automotive V2X market can be attributed to factors such as improved infrastructure, favorable policies and regulations by the government.

On a similar scale, the European region for the automotive V2X market is estimated to grow from $9.3 billion in 2017 to $36.7 billion by 2025. Growing safety concerns, specifically for travelers and vehicles on the road, have paved the way for the European Transport Safety Council to adopt V2X technology. The increasing demand for V2X systems with telematics applications is expected to drive the market in this region.

The V2X market for cellular segment is estimated to reach $92.3 billion by 2025, which is a dramatic increase from $26.9 billion in 2017.

Available technology and challenges for V2X communication

The V2X landscape is divided into two main segments:

●	Hardware-based solutions, which uses either Dedicated Short-Range Communications (DSRC) or cellular-based communication (CV2X); and

●	Software-based cellular V2X solutions.

Hardware-based solutions require costly and complex designated hardware. As the technology is not fully certified, there are standardization concerns. Hardware-based solutions are intended primarily to be installed in vehicles, providing only partial coverage, leaving vulnerable users (pedestrians, cyclists, etc.) unprotected. The use of DSRC technology increases the number of emitting units on the road (in addition to vehicle sensors and mobile phones), as it requires separate communication band which emits additional energy. In addition, the market penetration cycle time is long due to regulatory concerns.

Software-based cellular V2X solutions rely on existing infrastructure and do not require special certification. Using intuitive applications for smartphones and SIM-based car infotainment systems, software-based solutions have a short market penetration cycle.

The Eye-Net Solution

Eye-Net is a software-based cellular V2X solution designed to provide real-time pre-collision alerts to vehicles and vulnerable road users (pedestrians, cyclists, scooter drivers, etc.) by using smartphones and relying on existing cellular networks.

The Eye-Net solution is agnostic to cellular infrastructures, seamlessly adapting to the cellular network generation. Eye-Net uses advanced algorithms to compensate for latency that each mobile device is suffering from, and to optimize alert timing for each of the road users involved.

Designed to provide a complementary layer of protection beyond traditional ADAS, Eye-Net extends protection to road users who are not in direct line of sight, and not covered by other alerting systems and sensors.

The Eye-Net revolutionary solution aims to solve three main challenges:

●	Currently, conventional ADAS analyze threats and monitor potential hazards that are within the sensor’s field of view. Eye-Net aims to foresee collisions much before any sensor, when the threat is still beyond line of sight.

●	Conventional ADAS systems alert the driver and provide autonomous indications to the vehicle. Eye-Net alerts the driver and other vulnerable road users (pedestrians, cyclists, scooter drivers) and allow them to take an active part in preventing accidents.

●	While conventional ADAS sensor performance is compromised by harsh weather conditions (snow, fog, rain, etc.), Eye-Net uses robust cellular infrastructure that is not affected by any weather or lightning conditions, thus allowing uninterrupted operation and continuous road-user protection.

Competition

There are many companies competing in the V2X communication market, including vehicle manufacturers and automotive Tier-1 suppliers, the majority of which are pushing for CV2X (hardware-based) protocols. To the best of our knowledge, there are only two other companies that have attempted to develop a similar solution to Eye-Net a V2X cellular-based solution that relies on application and cellular infrastructure.

Sales and Marketing

Eye-Net Mobile focuses on increasing public awareness of its products and technology by conducting controlled public trials and participating in conferences worldwide. The Eye-Net solution was first launched in February 2019 at the Mobile World Congress in Barcelona, the world’s largest mobile conference.

Dozens of live demonstrations have been performed throughout the course of 2018 and a major trial was carried out in Ashdod, the sixth largest city in Israel, which included vehicle-to-vehicle, vehicle-to-pedestrian and vehicle-to-infrastructure scenarios. The latter demonstrated integration with a smart traffic light system. An additional trial was recently carried out in Netanya, the seventh largest city in Israel, which included vehicle-to-vehicle and vehicle-to-pedestrian scenarios. In all scenarios, we met all the pre-defined objectives and indicators for the real-time use of the Eye-Net system.

Eye-Net Mobile plans to conduct two large-scale trials in 2019, involving tens of thousands of participants. In addition, we will continue its business development efforts to offer the solution as an add-on service to existing applications with an existing substantial user base.

Investment in Railway Safety

We are leveraging our unique expertise in advanced image processing algorithms and stereo vision technology into the rail industry. As of the date of this annual report on Form 20-F, we hold a 29.19% stake (27.53% fully diluted) in Rail Vision Ltd., or Rail Vision, a development stage company that is focused on train safety, accident prevention and enhanced efficiency in the rail industry. Rail Vision is developing an automated early warning system that helps prevent train accidents and derailments and predicts when maintenance on the railway is required.

Rail Vision’s railway safety system involves a complete hardware and software system consisting of high-quality video cameras, an infrared thermal imaging camera, on-board monitors, advanced image processing algorithms and short and long-distance object classification technologies. Rail Vision’s system monitors the short and long-distance region of interest in front of the train, at an operational range of up to 2000 meters, which is longer than the braking distance of most trains. The system is designed to detect, classify and alert train operators of real-time rail obstacles, allowing the train operator to make educated decisions in operating the train, including whether to stop to avoid a collision. In addition, Rail Vision plans to integrate its system into the train’s computer, which will allow it to facilitate emergency autonomous actions, such as halting acceleration, braking once an obstacle is detected, sounding a horn and flashing lights.

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

Rail Vision had conducted more than 15 field trials, testing its technology in leading European railway operators. Rail Vision recently successfully completed a long-term pilot of its unique vision-based system with a freight-oriented subsidiary of a leading European railway company for a driver assistance system for automated switchyard operations. The pilot was conducted under harsh winter weather and light conditions over a three-month period and demonstrated the system's real-time capabilities to detect and classify obstacles at distances of several hundred meters, which is suitable for cargo operators in shunting yards. In addition, Rail Vision had made substantial technological progress over the last year developing its mainline solution which will enable detections and classifications up to 2000 meters. Rail Vision also presented its add-on big data module concept that enables customized real-time and offline analysis of rail infrastructure and the surrounding ecosystems.

On March 13, 2019 Rail Vision and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, or Knorr-Bremse, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, executed an agreement whereby Knorr-Bremse will invest $10 million in Rail Vision, in two installments, in consideration of 21.34% of Rail Vision’s issued and outstanding capital, representing a post investment valuation of approximately $47 million.

Intellectual Property

We seek patent and trademark protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. We have two international Patent Cooperation Treaty (PCT) applications, two full applications with the Israeli Patent Office, two applications in China, two applications in Europe and two full U.S. applications. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

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

In addition to patent protection we have also filed trademark applications for the purpose of preserving rights to the identity of our products. Three trademark applications were filed in Israel, along with three additional applications filed under the Madrid protocol, and in China, Europe, Japan, and Korea, and two trademark applications were filed in the United States. While the company pays great attention to its trademark rights and to the avoidance of disputes relating to its products, there is no assurance that third parties may not allege that the use made by the company of its trademarks constitutes infringement of third-party trademark rights or other rights. However, when registration of the company’s trademarks is perfected it is expected that the danger of any such adverse occurrence will be minimized or avoided entirely.

Research and Development

For the years ended December 31, 2018, 2017 and 2016, we incurred approximately $8,637,947, $4,088,915 and $904,284, respectively, of research and development expense.

Through our Subsidiary, we have a development services agreement with Magna, pursuant to which Magna provides the Subsidiary with software development services in consideration of monthly payments at agreed upon rates for each of Magna’s employees, not to exceed the aggregate monthly consideration of NIS 200,000 (NIS 235,000 commencing January 1, 2019) plus VAT. We expect that the services provided by Magna will decrease as we hire additional employees and expand our in-house capabilities.

Grants from the Israel’s Office of the Chief Scientist/ Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2018, we have received the aggregate amount of approximately $567,000 from the IIA for the development of our technology. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure.

Magna B.S.P. Ltd., a private company incorporated in Israel, holds approximately 23.44% of our issued and outstanding share capital as of the date of this annual report on Form 20-F. We currently have one wholly owned subsidiary: Foresight Automotive Ltd. and Foresight Automotive Ltd. has one wholly owned subsidiary, Eye-Net Mobile Ltd., which are private companies incorporated in the State of Israel.

D.	Property, Plant and Equipment.

Our offices and research and development facility are located at the Science Industrial Park in Ness Ziona, Israel, where we currently occupy approximately 11,000 square feet. We lease our facilities, and our lease ends on March 31, 2021. Our monthly rent payment is NIS 72,260 (approximately $20,000).

As our business has expanded, we may be required to move to bigger offices, or expand our offices in the current location.

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

Overview

We are a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., we develop both “in-line-of-sight” vision systems and “beyond-line-of-site” cellular-based applications. Our vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing and sensor fusion. Our cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time multi-agents positioning algorithms. Our systems are designed to increase safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Each of our systems is designed, developed and commercialized by one of our subsidiaries. Our subsidiaries, all of which are located in our corporate headquarters, benefit from our collective engineering, operating, regulatory and marketing infrastructure to support their respective activities.

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

The following table discloses the breakdown of research and development expenses:

U.S. dollars in thousands	Year ended December 31,
	2018	2017	2016
Payroll and related expenses	5,793	2,083	221
Subcontracted work and consulting	1,744	1,238	588
Share based payment to service provider	43	112	--
Rent and office maintenance	629	281	--
Travel expenses	76	79	--
Other	393	296	95
Sales of Prototypes	(40)	--	--
Total	8,638	4,089	904

We expect that our research and development expenses will materially increase as we plan to rapidly recruit more employees in order to accelerate our research and development efforts.

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Year ended December 31,
	2018	2017	2016
Payroll and related expenses	489	744	115
Exhibitions, conventions and travel expenses	189	113	80
Consultants	249	128	15
Other	60	30	14
Total	987	1,015	224

General and administrative

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fee and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Year ended December 31,
	2018	2017	2016
Payroll and related expenses	1,776	1,532	815
Share based payment to service providers	179	452	59
Professional services	1,071	1,213	829
Directors fee and insurance	361	320	93
Travel expenses	54	65	36
Rent and office maintenance	131	38	90
Consultation fees to a related party	--	--	470
Other	124	133	235
Total	3,696	3,753	2,627

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017 to the year ended December 31, 2016.

Results of Operations

U.S. dollars in thousands	December 31,
	2018	2017	2016
Research and development expenses	8,638	4,089	904
Marketing and sales	987	1,015	224
General and administrative	3,696	3,753	2,627
Operating loss	13,321	8,857	3,755
Equity in net loss (gain) of affiliated companies	2,905	(156)	108
Financial expense (income), net	(1,569)	7,241	(1,950)
Net loss	14,657	15,942	1,913
Loss attributable to holders of Ordinary Shares	14,657	15,942	1,913

Research and development expenses

Our research and development expenses for the year ended December 31, 2018 amounted to approximately $8,638,000, representing an increase of approximately $4,549,000, or 211%, compared to approximately $4,089,000 for the year ended December 31, 2017. The increase was primarily attributable to an increase in salaries and related personnel expenses of approximately $3,710,000, and an increase of approximately $506,000 in subcontracted work, reflecting an increase in new subcontractors giving research and development services to us.

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

Marketing and sales

Our marketing and sales expenses for the year ended December 31, 2018 amounted to approximately $987,000, representing a decrease of approximately $28,000, or 2.7%, compared to approximately $1,015,000 for the year ended December 31, 2017. The decrease was primarily attributable to a decrease in salaries and related personnel expenses of approximately $255,000 offset by an increase of approximately $121,000 in consulting services and an increase of approximately $76,000 in conventions and exhibitions.

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

General and administrative

Our general and administrative expenses totaled approximately $3,696,000 for the year ended December 31, 2018, a decrease of approximately $57,000, or 1.5%, compared to approximately $3,753,000 for the year ended December 31, 2017. The decrease was primarily attributable to a decrease of approximately $273,000 in share-based payments to service providers, a decrease of approximately $142,000 in professional services expenses for accounting, legal, bookkeeping, and investor relations activities, and offset by an increase of approximately $244,000 in salaries and related personnel expenses, reflecting an increase in the number of employees.

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

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2018 was approximately $13,321,000, as compared to an operating loss of approximately $8,857,000 for the year ended December 31, 2017, an increase of approximately $4,464,000, or 50%.

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

We recognized financial income of approximately $1,569,000 for the year ended December 31, 2018, compared to financial expense of $7,241,000 for the year ended December 31, 2017. The increase was primarily attributable to an income from revaluation of warrants to purchase our Ordinary Shares during 2018 of approximately $2,071,000, compared to an expense of approximately $12,180,000 during 2017, by an income from revaluation of other investments (Rail Vision warrants) during 2018 of approximately $316,000, compared to an income of approximately 3,967,000 during 2017 and offset by a decrease in exchange rate differences during 2018 of approximately $1,000,000.

We recognized financial expense of approximately $7,241,000 for the year ended December 31, 2017, compared to financial income of $1,950,000 for the year ended December 31, 2016. The decrease was primarily attributable to a revaluation of warrants to purchase our Ordinary Shares of approximately $12,180,000, and a decrease by a revaluation of other investments (Rail Vision options) of approximately $3,967,000 and exchange rate differences during 2017 of approximately $918,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2018 was approximately $14,657,000, as compared to approximately $15,942,000 for the year ended December 31, 2017, a decrease of approximately $1,285,000.

As a result of the foregoing, our loss for the year ended December 31, 2017 was approximately $15,942,000, as compared to approximately $1,913,000 for the year ended December 31, 2016, an increase of approximately $14,029,000.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2018. We believe that the accounting policy below is critical in order to fully understand and evaluate our financial condition and results of operations.

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

We estimate the fair value of share options granted using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the period, equal to the expected option term. We have historically not paid dividends and have no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from Israeli governmental debentures with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and our results of operations. During 2018, our board of directors approved the grant of options to purchase 2,740,000 of our Ordinary Shares, subject to the terms and condition of each specific grant.

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2018, we have funded our operations principally with approximately $43,864,000, in the aggregate, from funding from Magna, the issuance of Ordinary Shares and exercise of warrants and options. As of December 31, 2018, we had approximately $15,664,000 in cash and cash equivalents and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	December 31,
	2018	2017	2016
Operating activities	(11,473)	(4,791)	(2,310)
Investing activities	(6,135)	(12,050)	(1,757)
Financing activities	11,367	23,395	7,501
Effect of exchange rate changes on cash and cash equivalents	(237)	(282)	(70)
Net increase (decrease) in cash and cash equivalents	(6,478)	6,272	3,364

Operating Activities

Net cash used in operating activities of approximately $11,473 during the year ended December 31, 2018 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $4,791,000 during the year ended December 31, 2017 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $2,310,000 during the year ended December 31, 2016 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of approximately $6,135,000 during the year ended December 31, 2018 was primarily used for investments in Rail Vision of approximately $5,065,000, purchase of short-term deposits of approximately $337,000, and purchase of fixed assets of approximately $734,000.

Net cash used in investing activities of approximately $12,050,000 during the year ended December 31, 2017 was primarily used for purchase of short-term deposits of approximately $11,779,000, and purchase of fixed assets of approximately $271,000.

Net cash used in investing activities of approximately $1,757,000 during the year ended December 31, 2016 was primarily used for payment for investment in affiliated company of approximately $1,422,000, for purchase of short-term deposits of approximately $390,000, and purchase of fixed assets of approximately $73,000.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2018 consisted of approximately $11,367,000 primarily provided from net proceeds from issuance of Ordinary Shares of approximately $11,208,000, and from exercise of warrants and options of approximately $159,000.

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

As of December 31, 2018, our cash and cash equivalents including short-term bank deposits were approximately $15,664,000. In March 2019, we completed a public offering of our ADS’s pursuant to which we raised a gross total of $6,150,000. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations in the foreseeable future; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

E.	Off-Balance Sheet Arrangements.

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations at December 31, 2018:

U.S. dollars	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facility (1)	706,400	314,000	392,500	--	--
Cars Rental (3)	167,800	97,700	70,100
Development Agreement with Magna (2)	752,400	752,400	--	--	--
Total	1,626,600	1,164,100	462,600

(1)	As of December 31, 2018, we had contractual obligations with respect to our lease, parking and maintenance fees payments for our offices and research and development facility, in the amount of NIS 98,060 (approximately $26,100) per month.

(2)	As of December 31, 2018, we had contractual obligations with respect to our development agreement with Magna for research and development services, in the amount of up to NIS 200,000 (approximately $57,700) per month. As of January 1, 2019 the development agreement with Magna was updated to a maximum amount of NIS 235,000 (approximately $65,000).

(3)	As of December 31, 2018, we had contractual obligations with respect to our lease payments for our cars, in the amount of NIS 30,700 (approximately $8,200) per month.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Michael Gally	61	Chairman of the Board of Directors
Haim Siboni	59	Chief Executive Officer, Director
Eli Yoresh	48	Chief Financial Officer, Director
Levi Zruya	69	Chief Technology Officer
Oren Baron	47	Vice President of Operations
Ariel Dor	37	Vice President of Mergers and Acquisitions
Doron Cohadier	44	Vice President of Business Development
Sivan Siboni Sherf	32	Vice President of Human Resources
Dror Elbaz	40	Eye-Net Mobile Ltd.’s Chief Operating Officer and Deputy Chief Executive Officer
Ehud Aharoni (1) (2)	61	Director
Daniel Avidan (1) (2) (3)	56	Director
Shaul Gilad	53	Director
Zeev Levenberg (1) (2) (3)	54	Director
Vered Raz-Avayo (2)	49	Director

(1)	Member of our Audit Committee and Compensation Committee and Financial Statement Examination Committee.
(2)	Independent director under Nasdaq Stock Market rules.
(3)	External director under Israeli law.

Michael Gally, Chairman of the Board of Directors

Mr. Michael Gally has served on our board of directors since January 2016, and as our Chairman since March 2016. From 2011 to 2016, Mr. Gally served as the manager and owner of MG Business Development, a leading consulting practice. From 2011 to 2016, Mr. Gally served as a lecturer at the Tel Aviv University Faculty of Management - The Graduate School of Business Administration and since 2018 as a lecturer at the Technion, Israel Institute of Technology. Mr. Gally teaches several advanced marketing elective courses in the M.B.A. and E.M.B.A. programs. Mr. Gally takes an active part as an expert in export activities, initiated by the State of Israel. Mr. Gally holds an M.B.A. from Tel Aviv University Faculty of Management - The Graduate School of Business Administration.

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

Eli Yoresh, Chief Financial Officer, Director

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and on our board of directors since October 2010. Mr. Yoresh is a seasoned executive with over 18 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. In addition, since March 2014, Mr. Yoresh has served as a director at Nano Dimension Ltd. (Nasdaq, TASE: NNDM) and since September 2018 as a director at Medigus Ltd (Nasdaq, TASE: MDGS). Mr. Yoresh’s previous directorships include several companies listed on the TASE. Mr. Yoresh holds a B.A. in Business Administration from the College of Management and an M.A. in Law from Bar-Ilan University. Mr. Yoresh is a Certified Public Accountant in Israel.

Levi Zruya, Chief Technology Officer

Mr. Levi Zruya has served as our Chief Technology Officer since January 2019. Mr. Zruya is a co-founder of Magna B.S.P Ltd., our significant shareholder. Mr. Zruya also continues to serve as Magna’s Chief Technology Officer, a position he has held since 2001. Mr. Zruya has a large experience in the electro-optics, electronics, software and communication fields. He was involved in several projects mainly with the IDF and IAI, among them, night vision systems, IR sensor simulations, targets detecting and tracking. Mr. Zruya holds a B.A. in Engineering from the Technion - Israel Institute of Technology.

Oren Baron, Vice President of Operations

Mr. Oren Baron has served as our Vice President of Operations since October 2017. Mr. Bar-On is a seasoned executive with over 16 years of executive and managerial experience, mainly in the fields of Global Operations, Supply Chain, Quality & Regulations, Product Engineering, Business Excellence and Information Technology. Mr. Bar-On served as Director of Global Supply chain for Lumenis Medical Systems Ltd., one of the world’s leading medical laser equipment manufacturers, from January 2016 to October 2017. Mr. Bar-On also served as Director of Global Operations for Philips Healthcare, one of the world’s leading developers and manufacturers of diagnostic and imaging systems in the medical field, from April 2011 to January 2016. Mr. Bar-On holds a B.Sc. in Industrial Engineering from the Israeli Institute of Technology and an M.B.A. with Honors, from Haifa University.

Ariel Dor, Head of Mergers and Acquisitions

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

Sivan Siboni Sherf, Vice President of Human Resources

Mrs. Sivan Siboni Sherf has served as our Vice President of Human Resources since January 2019. Prior to that Mrs. Scherf has served as the head of human resources since 2015. Mrs. Scherf is a certified attorney, member of the Israel Bar Association since 2014. Mrs. Scherf holds a Bachelor’s degree in Law and Business Management.

Dror Elbaz, Eye-Net Mobile Ltd.’s Chief Operating Officer and Deputy Chief Executive Officer

Mr. Dror Elbaz has served as Eye-Net Mobile Ltd.’s Chief Operating Officer and Deputy Chief Executive Officer since January 2019 and prior to that as Vice President of Research and Development of Foresight Automotive Ltd. since December 2016. Mr. Elbaz has more than 10 years of research and development experience with multidisciplinary and highly engineered electro-optical systems, image acquisition, image processing and 3D reconstruction. From 2009 to 2015, Mr. Elbaz served as an R&D Projects Manager and as an Application Product Team Leader at Orbotech Ltd. (Nasdaq: ORBK). From 2015 to 2016, Mr. Elbaz served as a Technical Projects Manager and as Vice President of Engineering at Replay Video Technologies Ltd. Mr. Elbaz holds a B.Sc. in Computer Engineering from Bar Ilan University, Israel, and an M.B.A. in Technological Companies Management from the College of Management.

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

Daniel Avidan, Director

Mr. Daniel Avidan has served on our board of directors as an external director since July 2017. Mr. Avidan served as the chief executive officer of Sapir Corp Ltd. from 2014-2018. From 2012 to 2014 Mr. Avidan served in several positions in the Meuhedet Health Fund. From 2010 to 2012 Mr. Avidan served as the chief executive officer of Adumim A.D. Holdings Ltd. Between the years 1989-2010 Mr. Avidan held senior finance positions in four public companies in Israel and abroad. Mr. Avidan holds a B.A. in Economics from the Hebrew University of Jerusalem.

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

Zeev Levenberg, Director

Mr. Zeev Levenberg has served on our board of directors as an external director since July 2011. Mr. Levenberg has also served on our Audit and Compensation Committees since July 2014. Since 2013, Mr. Levenberg has served as the sole owner, director and chief executive officer of My Connecting Group Ltd. From 2008 to 2014, Mr. Levenberg served as a director at Adler Investments Ltd. Additionally, since 2009, Mr. Levenberg has served as a director at Greenenergy Renewable Energy Ltd. and as an external director in Alon Blue Square from 2016. From 2009 to 2014, Mr. Levenberg served as a director at Arazim investments Ltd. Furthermore, between 2012 and 2017 Mr. Levenberg served as a director at MySize Inc. Mr. Levenberg holds an M.B.A. in Financial Management from Bar-Ilan University Business School, and a B.Sc. in Life Science from the Hebrew University.

Vered Raz-Avayo, Director

Mrs. Vered Raz-Avayo has served on our board of directors since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. Ms. Raz-Avayo served as chief financial officer at one of the companies under the Levayev group. In addition, during the last 12 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., Africa Israel Residences Ltd., TAMDA Ltd., Save Foods Inc. and Safe-T Group Ltd. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel-Aviv University.

Family Relationships

Ms. Siboni Sherf is the daughter of Mr. Haim Siboni. Otherwise, there are no family relationships between any members of our executive management and our directors.

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

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2018 through December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.597 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 14 persons as of December 31, 2018	$1,115,700	-	$1,439,100

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2018.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total

Haim Siboni	$216,700	$459,000	$675,700

Dror Elbaz	$162,600	$176,600	$339,200

Eli Yoresh	$163,200	$172,900	$336,100

Doron Cohadier	$143,700	$176,600	$320,300

Ariel Dor	$133,400	$174,100	$307,500

The following table sets forth information regarding options granted to our executive officers and directors during the year ended December 31, 2018:

Name	Grant Date	Share Options	Exercise Price	Expiration Date

Michael Gally	June 18, 2018	100,000	$1.051	31.3.2024

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

On March 25, 2018 our compensation committee and board of directors approved our engagement in a services agreement with Mr. Michael Gally, pursuant to which he will provide us the services of an active chairman of our board of directors against a monthly retainer of NIS 10,000 (approximately $2,800). In addition, our compensation committee and board of directors approved a grant of 100,000 options to purchase our Ordinary Shares to Mr. Gally, exercisable until March 31, 2024 at a price per share of NIS 3.78 (approximately $1.051). Our engagement with Mr. Gally and his compensation above were approved by the general meeting of our shareholders on June 10, 2018.

C.	Board Practices.

Introduction

Our board of directors presently consists of eight members, including two external directors required to be appointed under the Companies Law. We believe that Ehud Aharoni, Daniel Avidan, Zeev Levenberg, Vered Raz-Avayo and Michael Gally are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than ten members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment or services agreements that we may enter into with them.

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

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee and our board of directors.

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

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Messrs. Zeev Levenberg and Daniel Avidan have accounting and financial expertise.

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

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships, as used above, include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority, or the ISA, or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

In addition, under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as the exemption from limitations on directors’ compensation. We may use these exemptions in the future if we do not have a controlling shareholder.

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

Under the Companies Law, all arrangements as to compensation and indemnification or insurance of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. In the context of a transaction involving a related party, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

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

As noted above, the members of our audit committee include Mr. Levenberg and Mr. Avidan who are external directors, and Mr. Aharoni who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Levenberg serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that that each member of our audit committee is an audit committee financial experts as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be beneficial to the company. Our compensation policy was approved by our shareholders in December 22, 2015, and on June 2017, an amendment thereto was approved by our shareholders on January 28, 2019.

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

Under the Companies Law, an audit committee that meets the requirements set forth for compensation committee in the Companies Law may serve also as a compensation committee. In February 2017, our board of directors has determined that our audit committee shall serve also as a compensation committee.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $30,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $87,000, which expires on June 14, 2019.

Indemnification

The Companies Law provides that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Israel Securities Law, 1968, or Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

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

We have entered into indemnification and exculpation agreements with all of our directors and members of our senior management. Each such agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance. Notwithstanding the above, subject to the approvals required by applicable law, we intend to amend our articles of association and the customary letter of exculpation, in a manner that a grantee of such letter will not be exculpated with regard to a decision and/or a transaction in which our controlling shareholder and/or any our office holder has personal interest in.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this annual report on Form 20-F, and are incorporated herein by reference.

There are no service contracts between us or our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

D.	Employees.

On December 31, 2016, we had 12 full-time employees and one part-time employee. On December 31, 2017, we had 42 full-time employees and one part-time employee. On December 31, 2018, we had 47 full-time employees and three part-time employees.

As of March 19, 2019, we had six full-time senior management employees, including our Chief Executive Officer, Chief Operating Officer, Vice President of Mergers and Acquisitions, Vice President of Business Development, Vice President of Human Resources and Deputy Chief Executive Officer of Eye-Net Ltd., and an additional part-time senior manager – our Chief Financial Officer. In addition, we currently have 47 full-time employees, three part-time employees and 13 part-time service providers. All of our employees are located in Israel. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

2016 Equity Incentive Plan

We maintain one equity incentive plan – our 2016 Equity Incentive Plan, or the 2016 Plan. As of March 19, 2019, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 23,224,995. In addition, as of March 19, 2019, options to purchase 15,211,206 Ordinary Shares were issued and outstanding, out of which options to purchase 1,594,205 Ordinary Shares were vested as of that date, with an exercise price of NIS 0.30 (approximately $0.08) per share, options to purchase 2,480,334 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.95 (approximately $0.52) per share, options to purchase 1,433,333 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.31 (approximately $0.62) per share, options to purchase 1,401,667 Ordinary Shares were vested as of that date, with an exercise price of NIS 3.78 (approximately $1.09) per share, options to purchase 150,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.96 (approximately $1.86) per share, options to purchase 727,500 Ordinary Shares were vested as of that date, with an exercise price of NIS 3.57 (approximately $0.95) per share, options to purchase 58,333 Ordinary Shares were vested as of that date, with an exercise price of NIS 5.15 (approximately $1.37) per share, options to purchase 1,500,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 3.00 (approximately $0.8) per share and options to purchase 525,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.13 (approximately $1.78) per share.

Our 2016 Plan was adopted by our board of directors in November 2015 and expires in November 2025. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, if any, as well as those of our affiliated companies, are eligible to participate in this plan.

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 19, 2019 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities.

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholder listed below does not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Haim Siboni (3)	37,384,116	24.18%
Harel Insurance Investments & Financial Services Ltd. (4)	22,359,984	13.73%
Meitav Dash Investments Ltd. (5)	14,476,254	9.02%
Directors and executive officers:
Ehud Aharoni (6)	250,000	0.16%
Daniel Avidan (7)	175,000	0.11%
Doron Cohadier (8)	525,000	0.34%
Ariel Dor (9)	350,001	0.23%
Dror Elbaz (10)	525,000	0.34%
Michael Gally (6)	250,000	0.16%
Shaul Gilad (6)	250,000	0.16%
Zeev Levenberg (10)	250,000	0.16%
Eli Yoresh (11)	1,594,205	1.03%
Vered Raz-Avayo (7)	175,000	0.11%
Oren Baron (12)	350,000	0.23%
Levi Zruya (13)	112,500	0.07%
Sivan Siboni (14)	112,500	0.07%
All directors and executive officers as a group (14 persons)	42,303,322	26.52%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 153,101,403 Ordinary Shares issued and outstanding as of March 19, 2019.

(3)	Includes (i) 35,884,116 Ordinary Shares held by Magna – B.S.P. Ltd.; and (ii) options to purchase 1,500,000 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 2.31 (approximately $0.63) per share. Mr. Siboni is the chief executive officer and a director of Magna.

(4)	Based solely on an Amendment No. 1 to Schedule 13G filed with the SEC on January 29, 2019, and which reflects holdings as of December 31, 2018, the holder is the beneficial owner of 12,603,887 Ordinary Shares. In addition, in a recent private offering, we issued to the holder warrants to purchase additional Ordinary Shares.

(5)	Based on information provided to us by Meitav Dash Investments Ltd., consists of 7,122,595 Ordinary Shares and 7,353,659 Ordinary Shares issuable upon exercise of outstanding warrants currently exercisable or exercisable within 60 days of March 19, 2019.

(6)	Includes options to purchase 250,000 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 1.95 (approximately $0.52) per share.

(7)	Includes options to purchase 175,000 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 6.13 (approximately $1.70) per share.

(8)	Includes options to purchase 525,000 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 1.95 (approximately $0.52) per share.

(9)	Includes options to purchase 350,001 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 1.95 (approximately $0.52) per share.

(10)	Includes options to purchase 250,000 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 6.13 (approximately $1.70) per share.

(11)	Includes options to purchase 1,594,205 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 0.3 (approximately $0.08) per share.

(12)	Includes options to purchase 350,000 Ordinary Shares that are exercisable within 60 days of March 19,2019, at an exercise price of NIS 3.78 (approximately $1.09) per share.

(13)	Includes options to purchase 112,500 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 3.57 (approximately $0.99) per share.

(14)	Includes options to purchase 112,500 Ordinary Shares that are exercisable within 60 days of March 19, 2019, at an exercise price of NIS 2.31 (approximately $0.63) per share.

Changes in Percentage Ownership by Major Shareholders

On October 11, 2015, we entered into the Merger with Magna and the Subsidiary, whereby we acquired from Magna 100% of the share capital of the Subsidiary. As a result of the Merger, Magna received an aggregate amount of approximately 61.86% of our issued and outstanding Ordinary Shares, as of January 5, 2016. As of December 31, 2018, Magna owned 27.2% of our issued and outstanding Ordinary Shares and as of March 19, 2019, Magna owns 23.44% of our issued and outstanding Ordinary Shares.

As reported on a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., the holders acquired beneficial ownership of 22,359,984 Ordinary Shares, representing 13.73% of our outstanding Ordinary Shares as of December 31, 2018.

Based on information provided to us by Meitav Dash Investments Ltd., the holders acquired beneficial ownership of 14,476,254 Ordinary Shares, representing 9.02% of our outstanding Ordinary Shares as of March 19, 2019.

For a detailed description of the Merger, see “Related Party Transactions – Merger Agreement.”

Record Holders

Based upon a review of the information provided to us by our transfer agent and custodian bank in the United States, as of March 19, 2019, there were a total of 10 holders of record of our shares, of which all record holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 12, 2019, there were 45 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Services Agreement

Following the Merger, on January 5, 2016, Magna entered into a services agreement with the Subsidiary, which provides that, for a period of 12 months following the Merger, Magna shall provide the Subsidiary with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software in consideration of monthly payments at agreed upon rates for each of Magna’s workers, not to exceed the aggregate monthly consideration of NIS 200,000 plus VAT. Furthermore, the Subsidiary may extend the agreement by two additional 12 month periods, which right has been exercised by the Subsidiary on two occasions. On January 28, 2019, the Company’s shareholders approved the extension of the services agreement with Magna for 12 additional months with an option to extend the agreement for two additional 12 month periods. According to the updated agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $65,000).

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

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law. In addition, in the event the number of members of our Board of Directors drops below the minimum number of three members, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors (subject to the maximum of ten directors) to serve until the next annual general meeting. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances and may be removed from office pursuant to the terms of the Companies Law. See “Item 6 C.—Board Practices—External Directors.”

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. The Companies Law and our articles of association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	the exercise of our Board of Director’s powers by a general meeting if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment or termination of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

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

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 1/3 of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders holding, in the aggregate, either (a) at least 5% of our issued and outstanding share capital and at least 1% of our voting rights, or (b) at least 5% of our voting rights.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, electronically, by proxy or by a written ballot.

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

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of its shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company, and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company, or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 1/3 of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 1/3 of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. Generally, our directors are elected by a general meeting of our shareholders to hold office until the director resigns from his office or the nomination is terminated in accordance with the provisions of our articles of association. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

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

Shareholder approval is generally required for officer compensation in the event (i) approval by our board of directors and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions of disinterested shareholders, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

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

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Management – Board Practices – External Directors.” However, it is possible for a director to qualify as an “external director” under the Israeli Companies Law without qualifying as an "independent director" under the Nasdaq Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

C.	Material Contracts.

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

Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

Tax Benefits and Grants for Research and Development

Under the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the Chief Scientist to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
Between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA, as defined below), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received, unless such corporate holders hold at least 10% of our shares and are eligible for a dividend received deduction, as described below. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. This deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

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

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

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

We have not determined whether we will be a PFIC in 2017 and 2018 or in future years because, among other things, PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA, can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in NIS, and a certain portion of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our operating expenses for 2018 by 4.4% and 8.4%, respectively However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Fees and Expenses

The following table shows the fees and expenses that a holder of the ADSs may have to pay, either directly or indirectly:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
$.05 (or less) per ADS.	Any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.
$.05 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary.	Cable and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2017 and 2018.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017	2018

Audit fees (1)	$85,000	$50,000
Audit-related fees	-	-
Tax fees	-	$4,000
All other fees	-	-

Total	$85,000	$54,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns, and fees relating to our public offering of ADSs.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 1/3 of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the CEO and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for officer compensation in the event (i) approval by our board of directors and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

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

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices – External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Articles of Association of Foresight Autonomous Holdings Ltd. (unofficial English translation from Hebrew original), filed as part of Exhibit 99.1 to Form 6-K filed on July 2, 2018, and incorporated herein by reference.

2.1	Form of Deposit Agreement among Foresight Autonomous Holdings Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 2.1 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.1	Merger Agreement dated October 11, 2015, by and among the Company, Magna B.S.P. Ltd. and Foresight Automotive Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.1 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.2	Asset Transfer Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.2 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.3	Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as exhibit 4.3 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated by reference.

4.4	Form of Indemnification Agreement (unofficial English translation from Hebrew original), filed as Exhibit 4.4 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.5	Form of Exculpation Agreement (unofficial English translation from Hebrew original), filed as Exhibit 4.5 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.6	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.7	Employment agreement dated January 5, 2016, by and between the Company and Haim Siboni (unofficial English translation from Hebrew original), filed as Exhibit 4.7 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.8	Services Agreement dated January 26, 2016, by and between the Company and Ariel Dor (unofficial English translation from Hebrew original), filed as Exhibit 4.8 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.9	Services Agreement dated January 5, 2016, by and between the Company and Eli Yoresh (unofficial English translation from Hebrew original), filed as Exhibit 4.9 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.10	Share Purchase Agreement dated August 4, 2016, by and among Rail Vision Ltd, the Company and the other investors listed therein, filed as Exhibit 4.10 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.11	Services Agreement dated January 5, 2016, by and between the Company and L.I.A. Pure Capital Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.2 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: March 20, 2019	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2018

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foresight Autonomous Holdings Ltd. and its subsidiary (the “Company”) as of December 31, 2018 and 2017 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 20, 2019

We have served as the Company’s auditor since 2016.

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2018	2017
	Note	USD in thousands

ASSETS

Current assets
Cash and cash equivalents	2D	3,158	9,636
Short Term Deposits		12,506	12,169
Marketable equity securities	2G	23	22
Other investments	4	345	2,361
Other current receivables	3	471	482
Total current assets		16,503	24,670

Non-current assets
Investment in affiliated company	4	7,568	1,404
Other investments	4	–	1,672
Fixed assets, net	5	787	289
Total non-current assets		8,355	3,365

TOTAL ASSETS		24,858	28,035

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables		344	330
Other current payables	7	947	817
Total current liabilities		1,291	1,147

Derivative warrant liabilities	9	–	2,071

TOTAL LIABILITIES		1,291	3,218

Shareholders’ equity
Ordinary shares, NIS 0 par value; Authorized 1,000,000,000 shares; Issued and outstanding: 131,935,404 and 109,502,289 shares as of December 31, 2018, December 31, 2017 respectively	1A, 10B	–	–
Additional paid in capital	10	57,521	44,114
Accumulated deficit		(33,954)	(19,297)
Total shareholders’ equity		23,567	24,817

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		24,858	28,035

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Comprehensive Loss

		Year ended December 31,
		2018	2017	2016
	Note	USD in thousands

Research and development expenses, net	2K ,11	8,638	4,089	904

Marketing and sales	12	987	1,015	224

General and administrative	13	3,696	3,753	2,627

Operating loss		13,321	8,857	3,755

Equity in net loss (gain) of an affiliated company	4	2,905	(156)	108

Financial expenses (income), net	14	(1,569)	7,241	(1,950)

Net Loss		14,657	15,942	1,913

Basic and diluted loss per share (in USD)	2J	(0.12)	(0.17)	(0.03)

Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands		120,612	94,401	67,311

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Statements of changes in shareholders’ equity

	Share Capital		Additional		Total
	Number of shares (*)	USD	paid in capital	Accumulated Deficit	shareholders’ equity
		USD in thousands

BALANCE AS OF JANUARY 1, 2016	19,736,264	–	1,442	(1,442)	–

CHANGES DURING 2016:
Issuance of ordinary shares to effect reverse recapitalization transaction	35,884,116	–	1,733	–	1,733
Exercise of options	2,392,275	–	–	–	–
Issuance of ordinary shares and warrants	15,050,032	–	4,444	–	4,444
Share-based payment	–	–	405	–	405
Loss for the year	–	–	–	(1,913)	(1,913)

BALANCE AS OF DECEMBER 31, 2016	73,062,687	–	8,024	(3,355)	4,669

CHANGES DURING 2017:
Issuance of ordinary shares and warrants	21,027,690	–	10,745	–	10,745
Exercise of warrants	14,496,403	–	22,249	–	22,249
Exercise of options	865,509	–	641	–	641
Share-based payment	50,000	–	2,455	–	2,455
Loss for the year	–	–	–	(15,942)	(15,492)

BALANCE AS OF DECEMBER 31, 2017	109,502,289	–	44,114	(19,297)	24,817

CHANGES DURING 2018:
Issuance of ordinary shares and warrants	21,963,411	–	11,208	–	11,208
Exercise of warrants	156,500	–	125	–	125
Exercise of options	288,204	–	34	–	34
Share-based payment	25,000	–	2,040	–	2,040
Loss for the year	–	–	–	(14,657)	(14,657)

BALANCE AS OF DECEMBER 31, 2018	131,935,404	–	57,521	(33,954)	23,567

* Represents the number of shares of the legal acquirer for all periods presented.

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Cash flows from operating activities
Loss for the year	(14,657)	(15,942)	(1,913)

Adjustments to reconcile loss to net cash used in operating activities:	3,184	11,151	(397)

Net cash used in operating activities	(11,473)	(4,791)	(2,310)

Cash Flows from Investing Activities
Sales of marketable securities	–	–	128
Changes in short term deposits	(337)	(11,779)	(390)
Investment in affiliated company	(5,065)	–	(1,422)
Purchase of fixed assets	(733)	(271)	(73)

Net cash used in investing activities	(6,135)	(12,050)	(1,757)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	11,208	10,745	6,256
Proceeds from exercise of Warrants	125	12,009	–
Proceeds from exercise of Options	34	641	–
Acquisition of a subsidiary in connection with reverse recapitalization (See below)	–	–	1,245

Net cash provided by financing activities	11,367	23,395	7,501

Effect of exchange rate changes on cash and cash equivalents	(237)	(282)	(70)

Increase (Decrease) in cash and cash equivalents	(6,478)	6,272	3,364
Cash and cash equivalents at the beginning of the period	9,636	3,364	–

Cash and cash equivalents at the end of the period	3,158	9,636	3,364

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

Adjustments to reconcile loss to net cash used in operating activities:	Year ended December 31,
	2018	2017	2016
	USD in thousands

Share-based payment	2,040	2,455	405
Depreciation	235	49	11
Revaluation of derivative warrant liabilities	(2,071)	12,180	(1,847)
Equity in loss (gain) of an affiliated company	2,905	(156)	108
Revaluation of other investments	(316)	(3,967)	–
Revaluation of securities classified as trading	(1)	(4)	(104)
Realized loss of securities classified as available-for-sale, net	–	–	31
Issuance expenses presented in financing activities	–	–	166
Exchange rate changes on cash and cash equivalents	237	282	70

Changes in assets and liabilities:
Decrease (Increase) in other current assets	11	(378)	427
Increase in trade payables	14	226	104
Decrease in other payables	130	464	232

Adjustments to reconcile loss to net cash used in operating activities	3,184	11,151	(397)

Supplemental information for Cash Flow:

Assets (liabilities) acquired:	Year ended December 31,
	2018	2017	2016
	USD in thousands

Current assets and liabilities excluding cash and cash equivalents	–	–	(5)
Marketable equity securities	–	–	(49)
Fixed assets	–	–	(5)
Other current assets	–	–	(429)
Reverse recapitalization effect on equity	–	–	1,733
Cash acquired in connection reverse recapitalization	–	–	1,245

Non Cash Activities:	Year ended December 31,
	2018	2017	2016
	USD in thousands
Exercise of Warrant investment (see note 4C2)	4,004	–	–

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 1 – GENERAL

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

The Company and its subsidiaries Foresight Ltd. and Eye-Net Mobile Ltd (“Eye-Net”) are collectively referred to as the “Company” or the “Group.”

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

Foresight’s Ltd. statement of operations consists of all the related costs and expenses of the ADAS business which were incurred by Magna but were related to the ADAS business. These allocations of research and development expenses and general and administrative expenses were based on direct payroll costs incurred by Magna in relation to the ADAS business, on the proportional allocation of direct overhead costs incurred by Magna by considering the proportion of direct payroll costs incurred by Magna in relation to the ADAS business to total payroll costs incurred by Magna and on the proportional allocation of indirect overhead costs by considering the proportion of total indirect overhead expenses incurred by Magna to total payroll costs incurred by Magna.

Foresight Ltd is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. The Company’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. In addition, Foresight Ltd., by means of its subsidiary Eye-Net., is also engaged in the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions that connects users and infrastructure through smart cellular-based platforms. V2X is a wireless technology that enables communication between the vehicles, infrastructure, and other devices in the vicinity, grid, home, and network.

The Group activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitor develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

Management believes that the current working capital position will be sufficient to meet the Company’s working capital needs in the foreseeable future.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America (“U.S. GAAP”).

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

The Company estimates the fair value of stock options granted as equity awards using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the period, equal to the expected option term. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

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

The following table present summarized basic and diluted per share and per ADS:

	Year ended December 31,
	2018	2017	2016

Net Loss	14,657	15,942	1,913
Basic and diluted loss per share (in USD)	(0.12)	(0.17)	(0.03)

Basic and diluted loss per ADS (in USD)	(0.61)	(0.84)	(0.14)

Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands	120,612	94,401	67,311

Weighted average number of ADS outstanding used in computing basic and diluted loss per ADS - in thousands	24,122	18,880	13,462

K.	Research and development expenses, net:

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

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of the promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for us beginning in the first quarter of 2018; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. As the Company has not incurred revenues to date, the adoption of the standard did not have an impact on its consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

In January 2016, the FASB issued an amended standard, ASU 2016-01— “Financial Instruments,” requiring changes to recognition and measurement of certain financial assets and liabilities. The standard primarily affects equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The Company adopted ASU 2016-01 in the first quarter of 2018 and the impact on its consolidated financial statements is not material.

In February 2016, the FASB issued a new lease accounting standard, ASU 2016-02 (Topic 842)— “Leases,” requiring the recognition of lease assets and liabilities on the balance sheet. This standard is effective beginning in the first quarter of 2019; early adoption is permitted. The company will adopt Topic 842 effective January 1, 2019 using a modified retrospective method and will not restate comparative periods. As of December 31, 2018, approximately USD 1,500 of lease assets and liabilities will be recognized on our balance sheet upon adoption.

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

In May 2017, the FASB issued ASU 2017-09 - “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting,” which clarifies when a change to terms or conditions of a share-based payment award must be accounted for as a modification. The guidance requires modification accounting if the vesting condition, fair value or the award classification is not the same both before and after a change to the terms and conditions of the award. The Company adopted ASU 2017-09 in the first quarter of 2018 and the impact on its consolidated financial statements is not material.

In June 2018, the FASB issued ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. The Company is assessing ASU 2018-07 and does not expect it to have a material impact on its consolidated financial statements.

NOTE 3 – OTHER CURRENT RECEIVABLES

	December 31,
	2018	2017
	USD in thousands
Governmental institutes	175	251
Prepaid expenses	207	194
Other receivables	89	37
	471	482

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 4 – INVESTMENT IN AFFILIATED COMPANY

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

On November 7, 2016 the Company and other investors completed the investment in Rail Vision. As a result, the Company purchased a total of 23,692 ordinary shares of Rail Vision at an average price per share equal to USD 60 and 23,692 of Warrants 1, 23,692 of Warrants 2 and 2,704 of Warrants 3. Total investment in Rail Vision amounted to USD 1,422 and allocated to warrants investment and Investment in the ordinary shares based on the relative fair value, as of the date of investment completion, of each of the elements. Warrants investment was recorded in other investments in the amount of USD 66. Investment in the ordinary shares of Rail Vision was recorded in the amount of USD 1,356 as an investment in an affiliate company, as a result of completing the investment, the Company’s holdings in Rail Vision as of November 7, 2016 amounted to 32% (and 48% on a fully diluted basis).

As of December 31, 2018 the Company holds 35.91% (and 33.81% on a fully diluted basis).

A.	Activity in investment in the affiliated company is as follows:

Investment in affiliated company
As of January 1, 2017	1,248
Gain from Issuance of shares to third party (see note 4A1)	1,258
Equity in net loss of affiliated company	(1,102)
As of December 31, 2017	1,404
Exercise of Warrant investment (see note 4C2)	9,069
Gain from Issuance of shares to third party (see note 4A2)	453
Equity in net loss of affiliated company	(3,358)
As of December 31, 2018	7,568

1.	During September and October 2017, Rail Vision raised USD 5,843 (gross) through private placements of its Ordinary Shares. As a result, the Company’s holdings in Rail Vision decreased to 24.76% (and 35.97% on a fully diluted basis) and the Company recorded a gain of USD 1,258 from an issuance to a third party in “Equity in net loss (gain) of affiliated company.”

2.	From February through May 2018, Rail Vision raised USD 2,700 (gross) through private placement of its Ordinary Shares. As a result, the Company’s holdings in Rail Vision decreased from 32.74% to 29.71% (and 33.9% on a fully diluted basis) and the Company recorded a gain of USD 453 from issuance to a third party in “Equity in net loss (gain) of affiliated company.”

3.	During 2018 the Company has increased its holdings in Rail Vision by exercising in full warrants 1 and warrants 3 (see note 4C2).

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

B.	The following tables present summarized financial information derived from Rail Vision’s consolidated financial statements, which are prepared on the basis of U.S. GAAP:

Balance sheet data:	As of December 31,
	2018	2017
	USD in thousands
Current assets	4,714	2,914
Long-term assets	846	435
Current liabilities	(633)	(504)
Equity	(4,927)	(2,845)

Operating data:	Year ended December 31,
	2018	2017
	USD in thousands
Revenue	–	–
Operating loss	(8,598)	(3,869)
Net loss	(8,646)	(3,847)

C.	Warrants Investment

Activity in investment in a warrants investment is as follows:

Other Investments
As of January 1, 2017	66
Revaluation (see note 4C1)	3,967
As of December 31, 2017	4,033
Warrants exercised (see note 4C2)	(4,004)
Revaluation (see note 4C1)	316
As of December 31, 2018	345

1.	As a result of the observable price change in Rail Vision’s equity instruments as indicated by its private placements, the Company revaluated the carrying value of warrants held by the Company to purchase shares of Rail Vision.

2.	On January 10, July 12 and November 1, 2018 the Company increased its holdings in Rail Vision by exercising warrants into 26,396 of Rail Vision’s Ordinary Shares (23,692 of Warrants 1 and 2,704 of Warrants 3) for an aggregate contribution of USD 9,069 of which USD 5,065 was paid in cash and USD 4,004 represented the fair value of the exercised warrants (previously recorded as other investments). Following the exercise, the Company’s holdings in Rail Vision as of November 1, 2018 amounted to 35.91% (and 33.81% on a fully diluted basis).

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 5 – FIXED ASSETS, NET

	December 31,
	2018	2017
	USD in thousands
Cost:
Computers and Software	539	201
Office furniture and equipment	154	84
Leasehold improvements	389	67
	1,082	352
Less – accumulated depreciation	295	63
Fixed Assets, Net	787	289

Depreciation expenses for the years ended December 31, 2018 and December 31, 2017 were USD 235 and USD 49, respectively.

NOTE 6 – EMPLOYEE RIGHTS UPON RETIREMENT

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

NOTE 7 – OTHER CURRENT PAYABLES

	December 31,
	2018	2017
	USD in thousands

Employees and related expenses	648	513
Accrued expenses	295	283
Other payables	4	21
	947	817

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 8 – COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

On January 28, 2019, the Company’s general assembly approved the extension of the research and development services agreement with Magna for software development in the area of ADAS. Within the framework of the specific program and subject to the conditions prescribed in the agreement, Magna will provide research and development services for 12 months with an option to extend the agreement for two periods. According to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235 (approximately USD 65).

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

Through the years ended December 31, 2018, 2017 and 2016 total grants obtained amounted to USD 567, USD 613 and USD 553, respectively.

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

On September 1, 2018 the Company entered into an office lease agreement, instead of the old offices, which will end on March 31, 2021. The Company has an option to extend the lease agreement for an additional period of 36 months. According to the lease agreement, the monthly payment is approximately USD 23.

The Company also leases vehicles under various operating leases, which expire on various dates, the latest of which is in 2021.

Future minimum lease payment for all existing operating lease as of December 31, 2018 are as follows:

USD In Thousands
2019	412
2020	373
2021	90
Total	875

NOTE 9 – DERIVATIVE WARRANTS LIABILITIES (refer to note 10B1)

A.	Fair Value Measurements:

Level 3 Measurements:

As quoted prices in active markets for identical or similar financial instruments are not available, the Company uses directly and indirectly observable inputs in the valuation of its derivative warrant liabilities, based on the Black Scholes Merton formula. The following inputs were used in the fair value measurement of these derivative warrant liabilities:

Weighted average of inputs	As of December 31,
	2018	2017
Share price	$0.33	$0.80
Exercise price	$1.02	$1.10
Expected volatility	73.7%	98%
Risk-free interest	0.48%	0.11%
Dividend yield	0%	0%
Expected life of up to (years)	0.16	0.82

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

Issuance Date	Outstanding and Exercisable as of December 31, 2018	Exercise Price Per Share	Exercisable Through

Series A (Mar-2016) (10B(a))	--	NIS 3 ($0.86)	August 2017
Series B (Mar-2016) (10B(a))	9,752,984	NIS 4 ($1.53)	February 2019
Series A (May-2016) (10B(b))	--	NIS 3 ($0.86)	November 2017
Series B (May-2016) (10B(b))	2,028,568	NIS 4 ($1.53)	May 2019
Series E (Oct-2016) (10B(c))	2,687,197	NIS 3 ($0.86)	October 2019

Activity in such liabilities measured on a recurring basis is as follows:

	Series A (Mar-2016)	Series B (Mar-2016)	Series A (May-2016)	Series B (May-2016)	Series E (Oct-2016)	Total
As of December 31, 2016	3	16	3	17	92	131
Exercised	(7,792)	(1,734)	(327)	--	(387)	(10,240)
Revaluation of warrants	7,789	2,772	324	321	974	12,180
As of December 31, 2017	--	1,054	--	338	679	2,071
Revaluation of warrants	--	(1,054)	--	(338)	(679)	(2,071)
As of December 31, 2018	--	--	--	--	--	--

In accordance with ASC-820-10-50-2(g), the Company has performed a sensitivity analysis of the derivative warrant liabilities of the Company which are classified as level 3 financial instruments. The Company recalculated the value of warrants by applying a +/- 5% changes to the input variables in the Black-Scholes model that vary overtime, namely, the volatility and the risk-free rate. A 5.0% decrease or increase in the risk free rate and in the volatility would not have materially changed the value of the warrants; the value of the warrants is not strongly correlated with small changes in interest rates or volatility.

NOTE 10 – SHAREHOLDERS’ EQUITY

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

As of December 31, 2018, warrants A have been exercised in full and the outstanding balance of warrants B is 9,752,984 (see note 17E).

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

As of December 31, 2018, the outstanding balance of warrants B is 2,028,568 (see note 17E).

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

As of December 31, 2018, the outstanding balance of warrants E is 2,687,197.

(d)	On March 29 and April 23, 2017, the Company raised USD 11,645 (gross) through three private placements of its Ordinary Shares. The Company issued as follows:

(1)	A total of 12,363,413 Ordinary Shares, (NIS 1.90 per share, approximately $0.52 per share) and a total of 12,784,331 Warrants F (“Warrant F”) to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.80 per share which are exercisable until the 24 month anniversary of the date of issuance.

(2)	A total of 6,580,945 Ordinary Shares, (NIS 2.10 per share, approximately $0.58 per share) and a total of 6,736,183 Warrants F to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.80 per share which are exercisable until the 24 month anniversary of the date of issuance.

(3)	A total of 2,083,332 Ordinary Shares, (NIS 2.40 per share, approximately $0.66 per share) and a total of 1,051,665 Warrants G (“Warrant G”) to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.95 per share which are exercisable until the 18 month anniversary of the date of issuance.

After deducting closing costs and fees, the Company received net proceeds of approximately USD 10,745.

As of December 31, 2018, the outstanding balance of Warrants F is 19,033,159, the remaining 1,001,665 Warrants G expired on October 26, 2018.

(e)	On June 21 and June 25, 2018, the Company raised USD 12,351 (gross) through private placement of its Ordinary Shares with several leading Israeli institutional investors and several private investors. The Company issued a total of 21,963,411 Ordinary Shares, (NIS 2.05 per Share, approximately $0.56 per share). In addition, the Company issued warrants F-1 (“Warrant F-1”) to purchase 22,067,679 Ordinary Shares at an exercise price of $0.80 per share, exercisable until the 24 month anniversary of the date of issuance.

After deducting closing costs and fees, the Company received net proceeds of approximately USD 11,208.

As of December 31, 2018, the outstanding balance of Warrants F-1 is 22,067,679.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

2.

Shares and warrants to service providers:

The Company accounts for Ordinary Shares and warrants issued to non-employees using the guidance of ASC 505-50, “Equity-Based Payments to Non-Employees,” whereby the fair value of such ordinary shares and warrant grants is determined at the earlier of the date at which the non-employee’s performance is completed or a performance commitment is reached.

(a)	Shares granted to service provider:

On November 12, 2017, the Company issued 50,000 Ordinary Shares to a service provider. The Company recorded in its 2017 statement of operations an expense of USD 53 in respect of such grant, included in general and administrative expenses.

On February 14, 2018, the Company issued 25,000 Ordinary Shares to a service provider. The Company recorded in its 2018 statement of operations an expense of USD 19 in respect of such grant, included in general and administrative expenses.

(b)

Warrants granted to service providers:

The fair value for the warrants granted to service providers was estimated on the measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions weighted average volatility of 72.67%, risk free interest rates of 0.3%, dividend yields of 0% and a weighted average life of the options of 1.5 - 3.

(1)	On January 5, 2016, the Company granted to an intermediator in its reverse recapitalization transaction 2,392,275 options to purchase 2,392,275 of its Ordinary Shares, which were immediately exercised. As such share-based award was granted in connection with an equity transaction, the relating compensation costs were recorded in equity with no impact on the statement of operations.

(2)	On March 1, 2016, the Company granted to a management consulting service provider 1,000,000 options to purchase 1,000,000 Ordinary Shares at an exercise price of NIS 3 (approximately $0.77 at the grant date). These options vest in 8 quarterly tranches over a period of 2 years (consistent with the contractual term of the service) and expire 3 years from the vesting date in relation to each tranche. The Company recorded in its 2018, 2017 and 2016 statement of operations an expense of USD 37, USD 227 and USD 46, respectively in respect of such grant, included in general and administrative expenses.

(3)	On March 1, 2016, the Company granted to an intermediator in its March 1, 2016 private placement 462,042 Warrants A to purchase 462,042 Ordinary Shares at an exercise price of NIS 3 (approximately $0.77 at the grant date). These options expire 18 months after their grant date and are fully vested as of their grant date. The Company recorded in its 2016 statement of operations an expense of USD 11, included in general and administrative expenses, in respect of the portion of such grant allocated to the instruments issued in the March 1, 2016 private placement that were recorded in liabilities. In respect of the portion of such grant allocated to the instruments issued in the March 1, 2016 private placement that were recorded in equity, the relating compensation costs were recorded in equity with no impact on the statement of operations. As of December 31, 2017, all warrants were exercised.

(4)	On May 17, 2016, the Company granted to an intermediator in its May 2016 private placement 101,428 Warrants A to purchase 101,428 Ordinary Shares at an exercise price of NIS 3 (approximately $0.8 at the grant date). These options expire 18 months after their grant date and are fully vested as of their grant date. The Company recorded in its 2016 statement of operations an expense of USD 2, included in general and administrative expenses, in respect of the portion of such grant allocated to the instruments issued in the May 2016 private placement that were recorded in liabilities. In respect of the portion of such grant allocated to the instruments issued in May 2016 private placement that were recorded in equity, the relating compensation costs were recorded in equity with no impact on the statement of operations. As of December 31, 2017, all warrants were exercised.

(5)	On September 30, 2016, the Company granted to an intermediator in its October 2016 private placement 151,360 Warrants E to purchase 151,360 Ordinary Shares at an exercise price of NIS 3 (approximately $0.8 at the grant date). These options expire 36 months after their grant date and are fully vested as of their grant date. The Company recorded in its statement of operations an expense of USD 1, included in general and administrative expenses, in respect of the portion of such grant allocated to the instruments issued in the October 2016 private placement that were recorded in liabilities. In respect of the portion of such grant allocated to the instruments issued in the March 1 private placement that were recorded in equity, the relating compensation costs were recorded in equity with no impact on the statement of operations. As of December 31, 2018, the outstanding balance of Warrants E is 33,714.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

(6)	On March 29 and April 23, 2017, the Company granted to an intermediator in its March and April 2017 private placements 576,156 Warrants F to purchase 576,156 Ordinary Shares at an exercise price of USD 0.8. These options expire 24 months after their grant date and are fully vested as of their grant date. In respect of the portion of such grant allocated to the instruments issued in the private placements, the relating compensation costs were recorded in equity with no impact on the statement of operations. As of December 31, 2018, the outstanding balance of Warrants F is 545,301.

(7)	On April 23, 2017, the Company granted to an intermediator in its April 2017 private placement 10,000 Warrants G to purchase 10,000 Ordinary Shares at an exercise price of USD 0.95. These options expire 18 months after their grant date and are fully vested as of their grant date. In respect of the portion of such grant allocated to the instruments issued in the private placement, the relating compensation costs were recorded in equity with no impact on the statement of operations.

(8)	On February 1, 2017, the Company granted to two service providers 380,000 options to purchase 380,000 Ordinary Shares at an exercise price of NIS 1.95 (approximately $0.52 per share at the grant date). The options vest over the next 11 quarters until fully vested on September 30, 2019. The Company recorded in its 2018 and 2017 statement of operations an expense of USD 29 and USD 88, respectively in respect of such grant, included in general and administrative expenses.

(9)	On April 19, 2017, the Company granted to several service providers options to purchase a total of 220,000 Ordinary Shares at an exercise price of NIS 1.95 (approximately $0.45 per share at the grant date). The options vest over 2017 through 2019. The Company recorded in its 2018 and 2017 statement of operations an expense of USD 9 and USD 71, respectively in respect of such grant, included in general and administrative expenses.

(10)	On August 27, 2017, the Company granted to Magna’s employees options to purchase a total of 970,000 Ordinary Shares at an exercise price of NIS 3.57 (approximately $0.99 per share at the grant date). The options vest over 12 quarters until fully vested on December 31, 2019. The Company recorded in its 2018 and 2017 statement of operations an expense of USD 43 and USD 112, respectively in respect of such grant, included in research and development expenses.

(11)	On August 2017, the Company granted to several service providers options to purchase a total of 550,000 Ordinary Shares at an exercise price of NIS 6.96 (approximately $1.97 per share at the grant date). The options vest over 2017 through 2020. The Company recorded in its 2018 and 2017 statement of operations an expense of USD 17 and USD 14, respectively, in respect of such grant, included in marketing and sales and in general and administrative expenses.

(12)	On November 30, 2017, the Company granted to several service providers options to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 5.15 (approximately $1.47 per share at the grant date). The options vest over 2018 through 2020. The Company recorded in its 2018 and 2017 statement of operations an expense of USD 3 each year, in respect of such grant, included in general and administrative expenses.

(13)	On March 25, 2018, the Company granted to a service provider options to purchase a total of 500,000 Ordinary Shares at an exercise price of NIS 3 (approximately $0.86 per share at the grant date). The options vest equally over a period of 4 quarters ending January 1, 2019. The Company recorded in its 2018 statement of operations an expense of USD 78 in respect of such grant, included in general and administrative expenses.

(14)	On April 23, 2018, the Company granted to a service provider options to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). The options vest as one third of the options after one year and balance of the remaining options shall vest equally over 8 quarters until fully vested on March 31, 2021.

(15)	On June 21 and June 25, 2018, the Company granted to an intermediator in its private placement 104,268 Warrants F-1 to purchase 104,268 Ordinary Shares at an exercise price of USD 0.8. These options expire 24 months after their grant date and are fully vested as of their grant date. In respect of the portion of such grant allocated to the instruments issued in the private placement, the related compensation costs were recorded in equity with no impact on the statement of operations. As of December 31, 2018, the outstanding balance of Warrants F-1 is 104,268.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

3.	Shares and options to employees

The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

As of December 31,
	2018	2017

Exercise price	$1.02-$1.08	$0.53-$1.7
Expected volatility	66%-69%	38%-88%
Risk-free interest	0.48%-0.83%	0.17%-0.43%
Expected life of up to (years)	3.01-3.56	2.32-3.33

The following table summarizes the option activity for the year ended December 31, 2018 for options granted to employees, officers and directors:

	Number of Options	Weighted average exercise price	Weighted Average remaining contractual term (in years)
Outstanding at January 1, 2018 (a)	10,541,954	$0.69
Granted (b)	2,740,000	$1.06
Exercised	(314,415)	$0.21
Forfeited	(1,422,917)	$1.16
Outstanding at December 31, 2018	11,544,622	$0.76	1.49
Exercisable at December 31, 2018	6,914,622		1.14

As of December 31, 2018, there was USD 1,808 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 1.31 years.

(a)	Options Granted during 2016 and 2017

On April 17, 2016, the Company granted to its Chief Financial Officer options to purchase an aggregate of 1,794,205 Ordinary Shares at an exercise price of $0.08 per share. The options vest over 10 quarters until fully vested on June 30, 2018. The Company recorded in its 2018, 2017 and 2016 statement of operations expenses of USD 173, USD 346 and USD 346, respectively, each year in respect of such grant, included in general and administrative expenses.

On January 26, 2017, the Company granted to three members of its Board of directors options to purchase an aggregate of 300,000 Ordinary Shares, each, at an exercise price of NIS 1.95 (approximately $0.52 per share at the grant date). The options vest over 12 quarters until fully vested on September 30, 2019. The company recorded in its 2018 and 2017 statement of operations an expense of USD 45 and USD 56, respectively, in respect of such grant, included in general and administrative expenses.

On May 4, 2017, the Company granted to its Chief Executive Officer options to purchase an aggregate of 2,000,000 Ordinary Shares at an exercise price NIS 2.31 (approximately $0.64 per share at the date grant). The options vest over 12 quarters until fully vested on December 31, 2019. The company recorded in its 2018 and 2017 statement of operations an expense of USD 459 each year, in respect of such grant, included in general and administrative expenses.

On May 4, 2017, the Company granted to three of its senior officers options to purchase an aggregate of 700,000 Ordinary Shares, each, at an exercise price NIS 1.95 (approximately $0.52 per share at the date grant). The options vest over 12 quarters until fully vested on December 31, 2019. The company recorded in its 2018 and 2017 statement of operations an expense of USD 527 and USD 615, respectively, in respect of such grant.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

On August 27, 2017, the Company granted to four members of its board of directors options to purchase an aggregate of 300,000 Ordinary Shares, each, at an exercise price of NIS 6.13 (approximately $1.7 per share at the grant date). The options vest over 12 quarters until fully vested on September 30, 2019 for two of the directors and on July 16, 2020 for the other. The company recorded in its 2018 and 2017 statement of operations an expense of USD 102 and USD 107, respectively, in respect of such grant, included in general and administrative expenses.

On November 30, 2017, the Company granted to its Chief Operating Officer options to purchase an aggregate of 700,000 Ordinary Shares at an exercise price NIS 3.78 (approximately $1.08 per share at the date grant). The options vest over 12 quarters until fully vested on September 30, 2020. The company recorded in its 2018 and 2017 statement of operations an expense of USD 95 USD 24, respectively in respect of such grant, included in in Research and Development expenses.

During 2017, the Company granted to its employee’s options to purchase an aggregate of 2,175,000 Ordinary Shares at an average exercise price of $0.96 per share. The options vest over 12 quarters until fully vested.

(b)	Options Granted during 2018

On June 18, 2018, the Company issued options to purchase 100,000 Ordinary Shares to its chairman of the board of directors at an exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). One third of the options shall vest after one year and the balance of the remaining options shall vest over 8 quarters until fully vested on March 31, 2021. The Company recorded in its statement of operations an expense of USD 4 in respect of such grant, included in General and Administrative expenses.

During 2018, the Company Granted options to purchase 2,640,000 Ordinary Shares to its employees at an average exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). One third of the options shall vest after one year and the balance of the remaining options shall vest over 8 quarters until fully vested.

4.	Share Based Compensation Expense:

The total share-based compensation expense, related to shares, options granted to employees, directors and service providers was comprised, at each period, as follows:

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Research and Development	621	491	--
Marketing and Sales	196	443	--
General and administrative	1,223	1,521	405
Total share-based compensation expense	2,040	2,455	405

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 11 – RESEARCH AND DEVELOMENT, NET

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Payroll and related expenses (*)	5,793	2,083	221
Subcontracted work and consulting	1,744	1,238	588
Share based payments to service provider	43	112	--
Rent and office maintenance	629	281	--
Travel expenses	76	79	--
Other	393	296	95
Sales of prototypes	(40)	--	--
	8,638	4,089	904

(*)	Includes Share-based payment of USD 578 and USD 379 in 2018 and 2017, respectively.

NOTE 12 – MARKETING AND SALES

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Payroll and related expenses (*)	489	744	115
Exhibitions, conventions and Travel expenses	189	113	80
Consultants	249	128	15
Other	60	30	14
	987	1,015	224

(*)	Includes Share-based payment of USD 182 and USD 438 in 2018 and 2017, respectively.

NOTE 13 – GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Payroll and related expenses (*)	1,776	1,532	815
Share-based payments to service providers	179	452	59
Professional services	1,071	1,213	829
Directors fees and insurance (**)	361	320	93
Travel expenses	54	65	36
Rent and office maintenance	131	38	90
Consultation fees to a related party	--	--	470
Other	124	133	235
	3,696	3,753	2,627

(*)	Includes Share-based payment of USD 893, USD 905 and USD 346 in 2018, 2017 and 2016, respectively.
(**)	Includes Share-based payment of USD 151 and USD 164 in 2018 and 2017, respectively.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 14 – FINANCIAL EXPENSE (INCOME) NET

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Revaluation of securities, net	(1)	(15)	(39)
Revaluation of other investments	(316)	(3,967)	--
Revaluation of derivative warrant liabilities	(2,071)	12,180	(1,847)
Exchange rate differences	1,000	(918)	(70)
Other	(181)	(39)	6
	(1,569)	7,241	(1,950)

NOTE 15 – TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rates were 23%, 24% and 25% in the years 2018, 2017 and 2016, respectively.

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

2.	As of December 31, 2018, the Company generated net operation losses of approximately USD 18,711, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues, therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	December 31,
	2018	2017	2016
	USD in thousands
Deferred tax assets:
Operating loss carryforward	18,711	8,838	2,636

Deferred taxes due to carryforward losses	4,303	2,033	606
	4,303	2,033	606

Valuation allowance	(4,303)	(2,033)	(606)
Net deferred tax asset	--	--	--

4.	The Company has no uncertain tax positions and foreign sources of income.

5.	The Company has final tax assessments until and including 2016.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 16 – TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions:

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Commission paid to former controlling shareholder	--	--	429
Subcontracted work and consulting	660	666	588
Share-Based payments to service provider	43	112	--
	703	778	1,017

B.	Balances:

	As of December 31,
	2018	2017
	USD in thousands

Other accounts payable	53	57
	53	57

NOTE 17 – SUBSEQUENT EVENTS

A.	Investment in Rail Vision

On March 13, 2019 Rail Vision and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, (“KB”) signed an agreement whereby KB will invest USD 10,000 in Rail Vision in consideration of an issuance of an aggregate number of 40,984 Ordinary Shares of Rail Vision, at a price per share equal to USD 244 (the “PPS”) representing a post investment valuation of approximately USD 47,000, reflecting 21.34% of the Company’s issued and outstanding capital. KB have also been issued an aggregate of 14,903 warrants to purchase up to 14,903 of Rail Vision’s Ordinary Shares at an exercise price per share equal to the PPS.

According to the agreement, the consideration for the investment should be transferred to Rail Vision in two installments, USD 5,000 was transferred at the first closing date on March 14, 2019 and an additional USD 5,000 will be transferred six months after.

Following the first closing date of the KB investment, the Company’s holdings in Rail Vision amounted to 29.19% (and 27.53% on a fully diluted basis).

B.	Eye-Net incorporation

On May 17, 2018, the Company, through its subsidiary Foresight Automotive, incorporated Eye-Net Mobile Ltd. (“Eye-Net”), in order to spin off the activities dedicated to the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions (the “Activity”). Under the terms of the transaction, Foresight Automotive will transfer to Eye-Net, without any consideration, all of its rights and intellectual property rights related to the Activity, including all employees related to the Activity. The spin off was completed on January 1, 2019.

C.	On January 27, 2019, the Company entered into a development agreement for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd (“RH”). According to the agreement, RH, will purchase approximately 1% of Foresight’s issued and outstanding Ordinary Shares for a total consideration of USD 1,000 at a price per ADS of approximately USD 4.08 (reflecting the price of NIS 3.00 per ordinary share). As of the date of this report the company issued 665,999 Ordinary Shares.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

D.	Warrants B and F terms change

During March and May 2016, the Company issued warrants to purchase 11,781,552 Warrants B out of which (i) warrants to purchase 9,752,984 Ordinary Shares were to expire on February 28, 2019, and (ii) warrants to purchase 2,028,568 Ordinary Shares will expire on May 16, 2019.

In addition, during March and April 2017, the Company issued 19,033,159 Warrants F, out of which (i) warrants to purchase 12,296,976 Ordinary Shares will expire on March 28, 2019, and (ii) warrants to purchase 6,736,183 Ordinary Shares will expire on April 23, 2019.

On February 18, 2019, the Company resolved to extend the expiration date of Warrants B and Warrants F to December 31, 2019, and, subject to the warrant holders consent, to change the exercise price of Warrants B from NIS 4.00 to USD 1.08.

E.	On March 19, 2019, the Company raised USD 6,150 (gross) through a public offering of its ADSs. The Company issued a total of 4,100,000 ADSs (20,500,000 Ordinary Shares) at USD 1.5 per ADS. In addition, the Company has granted the underwriters a 45-day option to purchase up to additional 500,000 ADSs to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions.

In accordance with ASC 855 “Subsequent Events” the Company evaluated subsequent events through the date the consolidated financial statements were issued. The Company concluded that no other subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

Rail Vision Ltd.

Financial Statements

As of December 31, 2018

Rail Vision Ltd.

Financial Statements

As of December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RAIL VISION LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2018 and 2017 and the related statements of comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s lack of revenues and substantial operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of’ these uncertainties.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 10, 2019

We have served as the Company’s auditor since 2016.

Rail Vision Ltd.

Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2018	2017

ASSETS

Current assets
Cash and cash equivalents		$4,077	$2,333
Restricted cash		166	159
Deferred expenses	8C (1)	204	56
Other current assets	3	267	366
Total current assets		4,714	2,914

Deferred expenses	8C (1)	317	143
Fixed assets, net	4	529	292
		846	435

TOTAL ASSETS		5,560	3,349

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		88	19
Other accounts payable	5	545	485
Total current liabilities		633	504

Shareholders’ equity
Ordinary shares, NIS 0.01 par value; Authorized 1,000,000 shares; Issued and outstanding: 139,485 and 95,818 shares as of December 31, 2018 and December 31, 2017, respectively	7	(*)	(*)
Additional paid in capital	7	18,307	7,579
Accumulated deficit		(13,380)	(4,734)
Total shareholders’ equity		4,927	2,845

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,560	3,349

(*) Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2018	2017

Research and development expenses	9	$5,829	2,744 $

General and administrative expenses	10	2,769	1,125

Operating loss		8,598	3,869

Financial expenses (income), net		48	(22)

Net loss		8,646	3,847

Basic and diluted loss per share	2K	$(69.07)	$(48.36)

Weighted average number of shares outstanding used in computing basic and diluted loss per share		125,184	79,539

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Changes in Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Share Capital			Additional		Total
	Number of shares	USD		paid in capital	Accumulated Deficit	shareholders’ equity

BALANCE AS OF DECEMBER 31, 2016	74,039	(*	)	2,119	(887)	1,232

CHANGES DURING 2017:
Issuance of Ordinary Shares and warrants	21,629	(*	)	5,192	--	5,192
Share-based payment	150	(*	)	268	--	268
Loss for the period	--	--		--	(3,847)	(3,847)

BALANCE AS OF DECEMBER 31, 2017	95,818	(*	)	7,579	(4,734)	2,845

CHANGES DURING 2018:
Issuance of Ordinary Shares and warrants	6,417	(*	)	2,511	--	2,511
Issuance of shares as a result of exercise of warrants	37,250	--		6,750	--	6,750
Share-based payment	--	--		1,467	--	1,467
Loss for the year	--	--		--	(8,646)	(8,646)

BALANCE AS OF DECEMBER 31, 2018	139,485	(*	)	18,307	(13,380)	4,927

(*) Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2018	2017

Cash flows from operating activities
Loss for the year	$(8,646)	$(3,847)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	141	50
Share-based compensation	1,145	77

Changes in operating assets and liabilities:

Decrease (increase) in other current assets	112	(180)
Increase (decrease) in trade accounts payable	69	(52)
Increase in other accounts payable	60	388

Net cash used in operating activities	(7,119)	(3,564)

Cash flows from investing activities
Purchase of fixed assets	(391)	(372)

Net cash used in investing activities	(391)	(372)

Cash flows from financing activities:
Issuance of Ordinary Shares and warrants, net of issuance expenses	2,511	5,280
Proceeds from exercise of Warrants, net of issuance expenses	6,750	--

Net cash provided by financing activities	9,261	5,280

Increase in cash, cash equivalents and restricted cash	1,751	1,344
Cash, cash equivalents and restricted cash at the beginning of the period	2,492	1,148

Cash, cash equivalents and restricted cash at the end of the period	4,243	2,492

Non Cash Activities:	Year ended December 31,
	2018	2017

Increase in Deferred expenses against additional paid in capital	475	137

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

A.	Rail Vision Ltd. (the “Company”) was incorporated on April 18, 2016 in Israel. The Company is engaged in the design, development and manufacture of a safety, security and track scanning system for the railway industry. The Company’s proprietary Automated Early Warning System (“AEWS”) has been designed to solve challenges in railway operational safety, efficiency and predictive maintenance. The AEWS provides visual data of a train’s surrounding environment by utilizing real-time algorithmic analysis of the input received from various advanced onboard sensors, including thermal infrared sensors and high definition video sensors.

The Company’s activities are subject to significant risks and uncertainties. The Company is a development-stage company and has a limited operating history on which to assess the prospects for its business, has incurred significant losses since the date of its inception, and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

B.	GOING CONCERN:

To date, the Company has not generated revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current financial resources and through additional raises of capital.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America (“US GAAP”).

B.	Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Financial statement in U.S. dollars:

The functional currency of the Company is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation”.

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of comprehensive loss as financial income or expenses, as appropriate.

D.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Reclassification:

Certain amounts in prior years financial statements have been reclassified to conform to the current year’s presentation.

F.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, other receivables, trade accounts payable and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

G.	Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Office furniture and equipment	7-15
Computer software and electronic equipment	33
Laboratory equipment	7-15
Leasehold improvements	Over the shorter of the lease term (including the option) or useful life

H.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2017 and 2016, no impairment losses were identified.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Accrued post-employment benefit:

Under Israeli employment laws, employees of the Company are included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”) for a portion of their salaries. According to Section 14, these employees are entitled to monthly deposits (payments) made by the Company on their behalf with insurance companies.

Payments in accordance with Section 14 release the Company from any future severance payments (under the Israeli Severance Compensation Act, 1963) with respect of those employees. The obligation to make the monthly deposits is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the Company’s balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments.

J.	Share-based compensation:

The Company applies ASC 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including share options granted under the Company’s incentive share option plan based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of share-based payment awards on the date of grant using a Black-Scholes option pricing model. The value of the portion of the share-based payment award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of comprehensive loss.

The Company accounts for Ordinary Shares and warrants issued to non-employees using the guidance of ASC 505-50, “Equity-Based Payments to Non-Employees,” whereby the fair value of such Ordinary Shares and warrant grants is determined at the earlier of the date at which the non-employee’s performance is completed or a performance commitment is reached.

The Company recognizes compensation expenses for the value of non-employee awards, which have graded vesting, based on the straight-line method over the requisite service period of each award, net of estimated forfeitures.

The Company estimates the fair value of share options granted as share-based payment awards using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility is estimated based on volatility of similar companies in the technology sector. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the share options granted and the results of operations of the Company.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Basic and diluted net loss per share:

Basic loss per share is computed by dividing the net loss by the weighted average number of Ordinary Shares outstanding during the year. Diluted loss per share is computed by dividing the net loss by the weighted average number of Ordinary Shares outstanding plus the number of additional Ordinary Shares that would have been outstanding if all potentially dilutive Ordinary Shares had been issued, using the treasury stock method, in accordance with ASC 260-10, “Earnings per Share.” Potentially dilutive Ordinary Shares were excluded from the diluted loss per share calculation because they were anti-dilutive.

L.	Research and development expenses, net:

Research and development expenses, net, are charged to the statement of comprehensive loss as incurred.

M.	Recent Accounting Standards:

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new standard, Accounting Standards Update (“ASU”) 2014-09 - “Revenue from contracts with customers,” to achieve a consistent application of revenue recognition within the United States, resulting in a single revenue model to be applied by reporting companies under US GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of the promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for the Company beginning in the first quarter of 2018; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. As the Company has not incurred revenues to date, the adoption of the standard did not have an impact on the Company’s financial statements.

In January 2016, the FASB issued an amended standard, ASU 2016-01 – “Financial Instruments,” requiring changes to recognition and measurement of certain financial assets and liabilities. The standard primarily affects equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This standard is effective beginning in the first quarter of 2018. Certain provisions allow for early adoption. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Recent Accounting Standards (Cont.)

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases.” Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases.” Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. We will adopt Topic 842 effective January 1, 2019 using a modified retrospective method and will not restate comparative periods. As permitted under the transition guidance, we will carry forward the assessment of whether our contracts contain or are leases, classification of our leases and remaining lease terms. Based on our portfolio of leases as of December 31, 2018, approximately $500 of lease assets and liabilities will be recognized on our balance sheet upon adoption, primarily relating to real estate. We are substantially complete with our implementation efforts.

In March 2016, the FASB issued an accounting standard update, ASU 2017-09 – “Stock Compensation- Scope of Modification Accounting” aimed at simplifying the accounting for share-based payment transactions. Included in the update are modifications to the accounting for income taxes upon vesting or settlements of awards, employer tax withholding on shared-based compensation, forfeitures, and financial statement presentation of excess tax benefits. This standard was effective beginning in the first quarter of 2017. The adoption of this standard did not have a significant impact on the Company’s financial position or results of operations.

In June 2016, the FASB issued a new standard, ASU 2016-13 – “Financial Instruments—Credit Losses,” requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard is effective beginning in the first quarter of 2020; early adoption is permitted starting from the first quarter of 2019. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

In May 2017, the FASB issued ASU 2017-09 - “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting,” which clarifies when a change to terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the vesting condition, fair value or the award classification is not the same both before and after a change to the terms and conditions of the award. The new guidance is effective on a prospective basis beginning on January 1, 2018 and early adoption is permitted. The Company does not expect the adoption of this standard to have an impact on its financial statements.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 3 - OTHER CURRENT ASSETS

A.	Composition:

	December 31,
	2018	2017

Governmental institutes	$151	$188
Advances for purchase of fixed assets	13	100
Prepaid expenses	17	60
Loan granted to a founder ( See Note 3B)	2	--
Other	84	18
	267	366

B.	On January 2018, the Company granted to one of its founders a loan in the amount of NIS 100 (approximately USD 27) which was repaid in 12 equal monthly payments and was fully paid on January 2019 and bears annually interest of 3.41%.

NOTE 4 - FIXED ASSETS, NET

	December 31,
	2018	2017
Cost:

Computers and software	$417	$254
Laboratory equipment	94	3
Furniture and office equipment	107	72
Leasehold improvement	109	20
	727	349
Accumulated depreciation:

Computers and software	$173	49	$
Laboratory equipment	5	--
Furniture and office equipment	12	7
Leasehold improvement	8	1
	198	57

Depreciated cost	529	292

Depreciation expenses for the year ended December 31, 2018 and 2017 were $141 and $50, respectively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 5 - OTHER ACCOUNTS PAYABLE

	December 31,
	2018	2017

Employees and related expenses	$417	$336
Accrued expenses	120	145
Other payables	8	4
	545	485

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Israel Railways

On August 3, 2016, the Company signed a cooperation agreement with Israel Railways (“IR”) for development, marketing, distribution and sale of the Company’s system services. Pursuant to the cooperation agreement, the Company agreed to pay the following:

1.	Until the earlier of (i) the consummation of an initial public offering (“IPO”), or (ii) the consummation of a change of control (as such term is defined in the agreement):

a.	a finders’ fee commission, payable on a quarterly basis, at a fixed rate equal to 10% of the net sales (as such term is defined in the agreement) derived from Introduced parties (as such term is defined in the agreement) (the “Finder Payment”);

b.	royalties, payable on a quarterly basis, at a fixed rate of 2.5% of the net sales excluding net sales subject to the Finder Payment; and

c.	warrants to purchase up to 2.25% of the Company’s issued and outstanding share capital as of the date of exercise of the most preferable class of shares of the Company as set forth in the agreement. See note 7D (1).

2.	In the event of (i) an IPO or (ii) change of control, 1.5% of the Exit Consideration (as such term is defined in the agreement) payable in connection with such IPO or a change of control.

As of December 31, 2018 and 2017, the Company has no commitment for royalties or finder’s fees.

B.	Lease facilities

In June 2018, the Company entered into an office lease agreement, which will end on September 9, 2021. According to the lease agreement, the monthly office lease payment is approximately $30. The Company has an option to extend the lease agreement for an additional period of 36 months.

Future minimum lease payment for all existing operating lease as of December 31, 2018 are as follows:

2019	$358
2020	358
2021	249
Total	965

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of shares and warrants:

(1)	At inception, the Company issued 40,000 Ordinary Shares, NIS 0.01 par value per share, to the Company’s founders for no consideration.

(2)	On May 11, 2016, the Company entered into a convertible note agreement with one if its directors pursuant to which the Company issued a convertible note for a consideration of $50. On August 4, 2016, the note was converted into 721 Ordinary Shares.

(3)	In August and November 2016, the Company raised $2,000 (gross) through private placements of its Ordinary Shares. The Company issued 33,318 Ordinary Shares ($60.03 per share) and 71,263 warrants to purchase Ordinary Shares. The warrants consist of: (i) 33,318 Series A Warrants exercisable within 18 months, at an exercise price per share of $189.09, (ii) 33,318 Series B Warrants exercisable within 30 months, at an exercise price per share of $270.13, and (iii) 4,627 Series C Warrants exercisable within 24 months, at an exercise price per share of $216.10. The net proceeds, after deducting closing costs and fees, amounted to $1,960.

During January 10 through May 2, 2018, 22,502 Series A Warrants were exercised into 22,502 of the Company’s Ordinary Shares at an exercise price per share of $189.09 and for an aggregate of $4,255 (gross), 292 Series A Warrants expired on May 2, 2018 and for the remaining 10,524 Series A Warrants that were not exercised, the Company reached with the holder of those options an agreement to postpone their expiration date until August 3, 2018.

On July 11, 2018. The remaining 10,524 Series A Warrants for an aggregate of $1,990 (gross).

During November 2018, 4,224 Series C Warrants were exercised into 4,224 of the Company’s Ordinary Shares at an exercise price per share of $216.1 and for an aggregate of $913 (gross) and 403 Series C Warrants expired on November 2, 2018.

(4)	In September and October 2017, the Company raised $5,843 (gross) through private placements of its Ordinary Shares. The Company issued 21,629 Ordinary Shares ($270.13 per share) and 21,629 warrants (consisting of 6,339 Series D Warrants at an exercise price per share of $284.36 and 15,290 Series E Warrants at an exercise price per share of $255.7) to purchase Ordinary Shares. Both of the warrants are exercisable within 18 months. The net proceeds, after deducting closing costs and fees, amounted to $5,280. In addition, after deducting share based compensation granted to a finder, which related compensation costs were recorded in equity, the increase of the Company’s equity amounted to approximately $5,192 (see Note 7D(3)).

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of shares and warrants (Cont.)

The Ordinary Share issuances from September and October 2017 and the related warrants are subject to adjustments in the event of the exercise of Series A, B and C Warrants (see Note 7B(3)), in which case an applicable number of Ordinary Shares will be issued to purchasers of the Ordinary Shares to retroactively adjust their effective purchase price to align with the purchase price at which such new securities are issued and the exercise price of Series D Warrants and Series E Warrants will be reduced accordingly.

Corresponding to the Series A and C Warrants exercise (see Note 7B(3)), 2,217 Ordinary Shares were issued and the exercise price of Series D Warrants and Series E Warrants was adjusted to $273.38 and $249.18, respectively.

(5)	During February through May 2018, the Company raised $2,700 (gross) through private placements of its Ordinary Shares. The Company issued 4,201 Ordinary Shares ($642.48 per share). The net proceeds, after deducting closing costs and fees, amounted to $2,511.

The share purchase agreements for the February through May 2018 issuances include an anti-dilution protection, such that in the event that within a period of 15 months as of the closing date of the share purchase agreement, the Company will issue new securities, or upon an exit event as defined in the share purchase agreement, an applicable number of Ordinary Shares will be issued to the purchasers of the Ordinary Shares to retroactively adjust their effective purchase price to equal a 30% discount of the purchase price of such new securities, or the price per share underlying such exit event, as applicable, provided that in no event shall the adjusted price per share exceed the original price per share. In the event an exit event or an issuance of new securities is not consummated during a period of 15 months as of the closing date, an applicable number of Ordinary Shares will be issued to the purchasers of the Ordinary Shares to retroactively adjust their effective price per share to $458.92. See also Note 12B.

C.	Equity Incentive Plan:

In January 2017, the Board of Directors (the “Board”) of the Company authorized an incentive share option plan (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options to employees and service providers of the Company. Awards may be granted under the 2017 Plan until January 31, 2027.

According to the 2017 Plan, the aggregate number of Ordinary Shares that may be issued pursuant to awards will not exceed 20,554 Ordinary Shares.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

D.	Shares and options to service providers:

The fair value for the warrants to service providers was estimated on the measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 70%, risk free interest rates of 1.4%, dividend yields of 0% and a weighted average life of the options of up to 5 years.

(1)	On August 3, 2016, as part of the cooperation agreement signed with IR for development, marketing, distribution and sale of the Company’s system services (as described in note 7A), the Company issued warrants to purchase up to 2.25% of the Company’s issued and outstanding share capital as of the date of exercise of the most preferable class of shares of the Company, with an exercise price of NIS 0.01 (approximately $0.003) per share. As of December 31, 2018, the number of warrants exercisable (representing 2.25% of the Company’s issued and outstanding share capital) was 3,112. In accordance with ASC 505-50, the Company recorded as deferred expenses a total of $475 and $137 in 2018 and 2017, respectively, which are amortized over 5 years beginning August 2016. In respect of such grants, amounts of $148 and $34 were recorded in the Company’s statement of comprehensive loss for the year ended December 31, 2018 and 2017, respectively, included in research and development expenses.

(2)	On November 5, 2017, the Company issued 150 Ordinary Shares to a service provider as part of the total consideration for tax advisory services. The Company recorded in its statement of comprehensive loss an expense of $43 in respect of such grant, included in general and administrative expenses.

(3)	On November 9, 2017, the Company granted to a consulting service provider options to purchase 1,481 Ordinary Shares at an exercise price of NIS 0.30 per share (approximately $0.09 at the grant date) as part of the total consideration in respect of capital raising fees. These options are fully vested and expire 30 months from the grant date. As such options were granted in connection with an equity transaction, the relating compensation costs were recorded in equity with no impact on the statements of comprehensive loss.

(4)	On January 4, 2018, the Company granted to three consulting service providers options to purchase 2,230 Ordinary Shares at an exercise price of 270.13 $ per share. Third of the options will vest upon the first year anniversary, the remainder of the options will vest in 8 quarterly tranches over a period of 2 years. For the year ended December 31, 2018, the company recorded an expense of 99 USD in respect of such grant included in general and administrative expenses.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees

(1)	The fair value of options was estimated using the Black-Scholes option pricing model, which based on the following assumptions: weighted average volatility of 70%, risk free interest rates of 0.8%-1.03%, dividend yields of 0% and expected life of the options of up to 6 years.

(2)	The following table summarizes the option activity for the year ended December 31, 2018 for options to employees, officers and directors:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual life
		$
Outstanding at January 1, 2018	-
Granted (3)	14,750
Exercised	-
Forfeited	(1,099)
Outstanding at end of period	13,651	270.13	5.75-6.0

Exercisable at end of period	-	-	-

(3)	Options granted during 2018:

a)	On January 4, 2018, the Company granted 10,284 options to purchase 10,284 Ordinary Shares to its employees and directors at an exercise price of $270.13 per share. These options expire 10 years after their grant date and vest over 3 years in 9 tranches. Third of the options will vest upon the first year anniversary, the remainder of the options will vest in 8 quarterly tranches over a period of 2 years. For the year ended December 31, 2018, the company recorded an expense of USD 549 in respect for such grant.

b)	On June 24, 2018, the Company granted 4,466 options to purchase 4,466 to its employees and directors at an exercise price of USD 270.13. Third of the options will vest upon the first year anniversary. The reminder will vest over 8 quarters until fully vested over a period of 2 years. For the year ended December 31, 2018, the Company recorded an expense of USD 349 in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

F.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options and warrants granted to employees and service providers was comprised, at each period, as follows:

	Year ended December 31,
	2 0 1 8	2 0 1 7

Research and development	$587	$34
General and administrative	558	43
Total share-based compensation expense	1,145	77

NOTE 8 - RESEARCH AND DEVELOPMENT

	Year ended December 31,
	2018	2017

Depreciation	$132	$48
Share-based payment	587	34
Payroll and related expenses	3,853	2,195
Subcontracted work and consulting	200	197
Equipment	613	72
Rent and office maintenance	320	171
Travel and other expenses	124	27
	5,829	2,744

NOTE 9 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2018	2017

Payroll and related expenses	$1,052	$537
Share-based payment	558	43
Professional services	797	442
Travel expenses	157	44
Rent and office maintenance	107	57
Depreciation	9	2
Marketing	89	--
	2,769	1,125

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 25% in 2016. In December 2016, the Israeli Parliament approved the Economic Efficiency Law, 2016 (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective on January 1, 2017 and to 23% effective on January 1, 2018.

2.	As of December 31, 2018, the Company generated net operating losses of approximately $13,380, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	December 31,
Deferred tax assets:	2018	2017

Deferred taxes due to carryforward losses	$3,077	$1,087

Valuation allowance	(3,077)	(1,087)
Net deferred tax asset	--	--

4.	The Company has no uncertain tax positions and foreign sources of income.

NOTE 11 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES (Cont.)

A.	Transactions:

	Year ended December 31,
	2018	2017

Professional services	$52	$22

B.	Balances:

	December 31,
	2018	2017

Other accounts payable	--	$7

Loan granted to a founder ( See Note 3B)	2	--

NOTE 12 - UNAUDITED SUBSEQUENT EVENTS

A.	Investment Agreement

On March 14, 2019 the Company and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX) (a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, “KB”) signed an agreement whereby KB will invest USD 10,000 in the Company in consideration of an issuance of an aggregate number of 40,984 Ordinary Shares of the Company (the “Purchased Shares”), at a price per share equal to USD 244.00 (the “PPS”) reflecting 21.34% of the Company’s issued and outstanding capital.

According to the agreement, the consideration for the investment should be transferred to the Company in two installments, USD 5,000 was transferred at the closing and an additional USD 5,000 will be transferred six months later.

KB have also been issued an aggregate of 14,903 warrants to purchase up to 14,903 of the Company’s Ordinary Shares at an exercise price per share equal to the PPS. These Warrants shall become exercisable (i) only upon an exercise of warrants of the respective class (i.e. warrants B, D and E, as the case may be), and (ii) only for the number of additional Ordinary Shares in accordance with the formula of approximately 20% of the number of issued Ordinary Shares originating from the exercised Warrants of the respective class, all as specified in the agreement.

B.	The investment transaction detailed in Note 12A above, has triggered anti-dilution rights of certain existing shareholders of the Company (as detailed in Note 7B(5) above) and accordingly additional of 11,608 Ordinary Shares of the Company have been issued to these shareholders.