Form 20-F
period 2019-12-31
Foresight Autonomous Holdings Ltd.
filed 2020-03-31
CIK 1691221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

7 Golda Meir
Ness Ziona
7403650, Israel

(Address of principal executive offices)

Haim Siboni
Chief Executive Officer
Telephone number: +972-077-9709030
Facsimile number: +972-077-9709031
7 Golda Meir
Ness Ziona
7403650 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing 5 Ordinary Shares, no par value (1) Ordinary Shares, no par value (2)	FRSX	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

154,649,602 ordinary shares as of December 31, 2019.

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

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐       No ☒

i

INTRODUCTION

We are a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive Ltd., or Foresight Automotive, and Eye-Net Mobile Ltd., or Eye-Net Mobile, we develop both “in-line-of-sight” vision systems and “beyond-line-of-site” cellular-based applications. Our vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement. Our systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. We are targeting the semi-autonomous and autonomous vehicle markets, and we predict that our systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

We were incorporated in the State of Israel in September 1977 under the name Golan Melechet Machshevet (1997) Ltd. In April 1987, we became a public company in Israel, and our shares were listed for trade on the Tel Aviv Stock Exchange Ltd., or TASE. On May 16, 2010, we changed our name to Asia Development (A.D.B.M.) Ltd., and on January 12, 2016, we changed our name to Foresight Autonomous Holdings Ltd. Our Ordinary Shares are currently traded on the TASE, and American Depositary Shares, or ADSs, each representing five of our Ordinary Shares, currently trade on the Nasdaq Capital Market, both under the symbol “FRSX”. The Bank of New York Mellon acts as depositary of the ADSs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiary, Foresight Automotive, an Israeli corporation and Foresight Automotive’s wholly owned subsidiary, Eye-Net Mobile, an Israeli corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Unless the context otherwise indicates or requires, “Foresight Autonomous Holdings,” “Foresight®,” the Foresight Autonomous Holdings logo and all product names and trade names used by us in this annual report, including QuadSight® and Eye-Net™ are our proprietary trademarks and service marks. These trademarks and service marks are important to our business. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report on Form 20-F, all rights to such trademarks and service marks are nevertheless reserved.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statements of operations data for fiscal years 2019, 2018 and 2017, and the selected consolidated balance sheet data at December 31, 2019 and 2018, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report. The selected consolidated statements of operations data as of December 31, 2016 and 2015, and the selected consolidated balance sheet data as of 2017 and 2016 have been derived from audited financial statements not included in this annual report.

The selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements.

U.S. dollars in thousands, except share and per share data	Year Ended December 31,
	2019	2018	2017	2016	2015
Consolidated Statements of Operations Data
Research and development expenses	10,210	8,638	4,089	904	131
Marketing and sales	1,350	987	1,015	224	--
General and administrative	3,469	3,696	3,753	2,627	26
Operating loss	15,029	13,321	8,857	3,755	157
Equity in net loss (gain) of affiliated companies	839	2,905	(156)	108	--
Finance expense (income), net	(429)	(1,569)	7,241	(1,950)	--
Net Loss	15,439	14,657	15,942	1,913	157
Basic and diluted loss per share	(0.10)	(0.12)	(0.17)	(0.03)	(0.00)
Basic and diluted loss per ADS	(0.52)	(0.61)	(0.84)	(0.14)	(0.02)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	149,533,923	120,612,085	94,400,587	67,311,000	35,884,000
Weighted average number of ADS outstanding used in computing basic and diluted loss per ADS	29,906,785	24,122,417	18,880,117	13,462,200	7,176,800

U.S. dollars in thousands, except share data	Year Ended December 31,
	2019	2018	2017	2016
Consolidated Balance Sheet Data:
Cash and cash equivalents	4,827	3,158	9,636	3,364
Short term deposits	5,233	12,506	12,169	390
Total assets	19,334	24,858	28,035	5,257
Total current liabilities	2,039	1,291	1,147	457
Total non-current liabilities	1,007	--	2,071	131
Accumulated deficit	(49,393)	(33,954)	(19,297)	(3,355)
Total shareholders’ equity	16,288	23,567	24,817	4,669
Number of shares outstanding	154,649,602	131,935,404	109,502,289	73,062,687

Non-GAAP Data:

The table below includes non-GAAP financial measures of net loss for each period that exclude the effect of stock-based compensation expenses, revaluation of other investments (Rail Vision warrants) and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that exclude the effect of derivative warrant liability and of the revaluation of other investments. We believe the non-GAAP financial information provided is useful to investors’ understanding and assessment of our ongoing operations. We also use both U.S. GAAP and non-GAAP information in evaluating and operating our business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with U.S. GAAP, and the financial results calculated in accordance with U.S. GAAP and reconciliations to those financial statements should be carefully evaluated.

U.S. dollars in thousands, except per share data	Year Ended December 31,
	2019	2018	2017
U.S. GAAP Results
Net loss	$15,439	$14,657	$15,942
Basic and diluted loss per share	(0.10)	(0.12)	(0.17)
Non-GAAP Results
Net loss	$13,476	$15,004	$5,274
Basic and diluted loss per share	(0.09)	(0.12)	(0.06)

U.S. dollars in thousands	As of December 31,
	2019	2018	2017
U.S. GAAP Results
Shareholders’ equity	$16,288	$23,657	$24,817
Non-GAAP Results
Shareholders’ equity	$16,612	$23,251	$22,921

Reconciliation of GAAP to Non-GAAP Shareholders’ Equity

U.S. dollars in thousands	As of December 31,
	2019	2018	2017
GAAP shareholders’ equity	16,288	23,657	24,817
Revaluation of other investments	324	(316)	(3,967)
Derivative warrant liability	--	--	2,071
Non-GAAP shareholders’ equity	16,612	23,251	22,921

Reconciliation of GAAP to Non-GAAP Results

U.S. dollars in thousands	Year Ended December 31,
	2019	2018	2017
GAAP operating loss	(15,029)	(13,321)	(8,857)
Stock-based compensation in research and development	568	621	491
Stock-based compensation in sales and marketing	214	196	443
Stock-based compensation in general and administrative	856	1,223	1,521
Non-GAAP operating loss	(13,391)	(11,281)	(6,402)

GAAP financing income (expenses), net	429	1,569	(7,241)
Revaluation of derivative warrant liability	1	(2,071)	12,180
Revaluation of other investments	324	(316)	(3,967)
Non-GAAP financing (expenses) income, net	754	(818)	972

GAAP net loss	(15,439)	(14,657)	(15,942)
Stock-based compensation expenses	1,638	2,040	2,455
Revaluation of other investments	324	(316)	(3,967)
Revaluation of derivative warrant liability expenses/ income	1	(2,071)	12,180
Non-GAAP net loss	(13,476)	(15,004)	(5,274)

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Our significant shareholder, Magna B.S.P. Ltd., or Magna, was incorporated in Israel in 2001. Starting in 2011, Magna began to develop technology devoted to vehicle safety. Magna operated its vehicle safety segment of operations as a separate division for accounting purposes. On October 11, 2015, we entered into a merger agreement, or the Merger, with Magna and Foresight Automotive, whereby we acquired 100% of the share capital of Foresight Automotive from Magna. Since the date of the Merger, we have been operating as a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future.

Since the date of the Merger, and as of December 31, 2019, we have incurred net losses of approximately $49.3 million.

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

We have not generated any significant revenue from the sale of our current products and may never be profitable.

We have not yet commercialized any of our products and have not generated any significant revenue since the date of the Merger. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs and Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs and Ordinary Shares.

Our consolidated financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited consolidated financial statements for the period ended December 31, 2019, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

Furthermore, the automotive industry in general is subject to litigation claims due to the nature of personal injuries that result from traffic accidents. The emerging technologies of advanced driver assistance systems, or ADAS, and autonomous driving have not yet been litigated or legislated to a point whereby their legal implications are well documented. As a potential provider of such products, we may become liable for losses that exceed the current industry and regulatory norms. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of such products if the defect or the alleged defect relates to motor vehicle safety. Depending on the terms under which we supply our products, an auto manufacturer or other ADAS developers to whom we sell our software may hold us responsible for some or all of the entire repair or replacement costs of these products.

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on the services of both Mr. Haim Siboni and Mr. Levy Zruya. The loss of their services without proper replacement may adversely impact the achievement of our objectives. Messrs. Siboni and Zruya may leave our employment at any time subject to contractual notice periods, as applicable. Also, our performance is largely dependent on the talents and efforts of highly skilled individuals, particularly our software engineers and computer vision professionals. Recruiting and retaining qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

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

The markets in which we operate are subject to rapid and substantial innovation, regulation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our products in development, our ability to compete in the ADAS, semi-autonomous and autonomous vehicle markets will depend, in large part, on our future success in enhancing our existing products and developing new systems that will address the varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis to otherwise gain market acceptance.

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

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of the ADS will likely decline. Fluctuations in our operating results and financial condition may be due to several factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sale cycles;

●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	changes in regulations and standards;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-shekel exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company.

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

We plan to assemble and test the systems that we sell at subcontractors’ facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply our products to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, pandemics, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	export license constraints or restrictions due to the unique technology of our products, some of which are dual use (defense and industry);

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

We face business disruption and related risks resulting from the recent outbreak of the novel Coronavirus 2019 (COVID-19), which could have a material adverse effect on our business and results of operations.

Our operations and business have be disrupted and could be materially adversely affected by the recent outbreak of COVID-19. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a Public Health Emergency of International Concern (PHEIC), based on the advice of the Emergency Committee under the International Health Regulations (2005), and the Centers for Disease Control and Prevention in the U.S. issued a warning on February 25, 2020 regarding the likely spread of COVID-19 to the U.S. International stock markets have begun to reflect the uncertainty associated with the slow-down in the Chinese economy and the reduced levels of international travel experienced since the beginning of January and the significant decline in the Dow Industrial Average at the end of February and beginning of March 2020 was largely attributed to the effects of COVID-19. The COVID-19 may also adversely affect our ability to conduct our business effectively due to disruptions to our capabilities, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. In particular, following recommendations from the Israeli Ministry of Health and the Ministry of Finance, on March 16, 2020, the Israeli prime minister announced new and more restrictive instructions under which businesses in the private sector must reduce their onsite workforce by 70%. Additional instructions require “non-essential” businesses to shut down, and the public sector to further reduce its workforce. During March 2020, emergency regulations enacted by the Israeli authorities restricted outdoor activities of all citizens. Currently travel to and from work is still permitted, however the authorities may place additional, more restrictive measures on businesses and individuals. Though we may still operate under such regulations, any additional actions taken by the Israeli government could further limit that ability which may have a material adverse effect on our operations and financial results. A significant reduction in our workforce and our compliance with instructions imposed by Israeli authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. Further, we cannot assure you that we will be designated an “essential business”, as defined under the new instructions, and moreover, we cannot foresee whether the Israeli authorities will impose further restrictive instructions, which if implemented may lead to significant changes and potentially a shutdown of our operations.

Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition. To date, we have taken action to reduce our operating expenses in the short term, but there can be no assurance that this analysis or remedial measures will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including downturns in business sentiment generally or in our sector in particular.

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

In order to market our products to vehicle manufacturers we will be required to accomplish different type of regulations requirements such as ISO 26262 Functional Safety Regulations (ASIL), IAFT 16949 and Auto Spice or other common quality management methodologies. In order to meet the quality requirements, we will have to cooperate with vehicle manufacturers, to receive their customers’ quality requirements that meet the requisite regulation of such customers and implement tools, processes and methodologies. Such processes and tools will require resources and funds and will consume significant time effort until fully fulfilled. We are already investing time and efforts in order to study the global quality and regulations requirements, but we cannot assure, at this time, that we will be able to meet the regulations requirements on time.

Our products are cost sensitive and subject to customers’ aggressive target costs. Our products are subsystems of modules as part of full semi-autonomous or autonomous systems with low cost product expectations and we may therefore be forced to lower or costs or have lower margins.

The automotive industry is one that continuously strives for cost reduction goals and optimizing the vehicle cost to meet the end customers’ expectations. For example, the target cost of ADAS, semi-autonomous and autonomous systems are being continuously reduced and while our products are cost sensitive to various costs factors, we may fail to meet these reduced market targets costs. We are working to build a robust supply chain network to support our cost reduction efforts and optimize our hardware and software costs, but may not be successful in doing so. If we are unable to reduce our costs in line with industry target cost, our results of operations may be adversely impacted.

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

We have a growing portfolio of one granted U.S. patent, one pending international Patent Cooperation Treaty (PCT) application, three full applications with the Israeli Patent Office, two applications in China, three applications in Europe and two full U.S. applications. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, certain U.S. patent applications that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After 2013, the Leahy-Smith America the United States has moved to a first to file system. Changes to the way patent applications will be prosecuted could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

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

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs or Ordinary Shares.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

Our principal shareholders, officers and directors beneficially own over 26.5% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 31, 2020, our principal shareholders, officers and directors beneficially own approximately 26.5% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

Holders of the ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is generally no less than 35 calendar days, but in some instances, 21 or 14 calendar days. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting unless they first withdraw their Ordinary Shares from the ADS program and convert them into the underlying Ordinary Shares held in the Israeli market in order to allow them to submit to us a request to call a meeting with respect to any specific matter, in accordance with the applicable provisions of the Israeli Companies Law 5759-1999, or the Companies Law, and our amended and restated articles of association.

The Jumpstart Our Business Startups Act, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, or the SEC, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or our Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

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

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our ADSs or Ordinary Shares price and trading volume could decline.

The trading market for the ADSs or our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ADSs or Ordinary Shares, or provide more favorable relative recommendations about our competitors, our ADSs or Ordinary Shares price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ADSs or Ordinary Shares price or trading volume to decline.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

We are exposed to fluctuations in currency exchange rates.

A major portion of our business is conducted, and a material portion of our operating expenses is incurred, outside the United States, mainly in NIS. Therefore, we are exposed to currency exchange fluctuations in other currencies, particularly in NIS and the risks related thereto. Our primary expenses paid in NIS are employee salaries, fees for consultants and subcontractors and lease payments on our Israeli facilities. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Thus, we are exposed to the risks that: (a) the NIS may appreciate relative to the dollar; (b) the NIS devalue relative to the dollar; (c) the inflation rate in Israel may exceed the rate of devaluation of the NIS; or (d) the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

In addition, recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. Such instability in the region may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our Ordinary Shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

In addition, Israel is experiencing a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Since then Israel held general elections three times – in April and September of 2019 and in March of 2020. The Knesset has not passed a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. In the event that the current political stalemate is not resolved during 2020, our ability to conduct our business effectively may be adversely affected.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares (and therefore indirectly, the ADSs) are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. See “Item 6. C. Board Practices—Duties of Shareholders” for additional information. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Our significant shareholder received Israeli government grants for certain of its research and development activities. In course of the Merger with Magna and Foresight Automotive, we assumed, jointly with Magna, certain of its obligations related to such grants. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Magna’s research and development efforts related to the technology assigned to Foresight Automotive have been financed in part through royalty-bearing grants in an aggregate amount of approximately $567,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2019. In course of the Merger with Magna and the Subsidiary, we were required by the IIA to assume, jointly with Magna, its obligations related to such grants. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We were incorporated in the State of Israel in September 1977 under the name Golan Melechet Machshevet (1997) Ltd. In April 1987, we became a public company in Israel, and our shares were listed for trade on the TASE. On May 16, 2010, we changed our name to Asia Development (A.D.B.M.) Ltd., and on January 12, 2016, we changed our name to Foresight Autonomous Holdings Ltd. Our Ordinary Shares are currently traded on the TASE, and ADSs representing our Ordinary Shares currently trade on the Nasdaq Capital Market, both under the symbol “FRSX.”

Our significant shareholder, Magna, was incorporated in Israel in 2001. Starting in 2011, Magna began to develop technology devoted to vehicle safety. Magna operated its vehicle safety segment of operations as a separate division for accounting purposes. On October 11, 2015, and pursuant to the Merger, we acquired 100% of the share capital of Foresight Automotive from Magna. On January 5, 2016, we entered into an asset transfer agreement with Magna whereby Magna transferred to us its vehicle safety segment of operations. The asset transfer agreement became effective retroactively on October 11, 2015.

Prior to the Merger, and from July 2015, until October 2015, we did not have any business activity, excluding administrative management.

In January 2019, we spun out our cellular-based V2X accident prevention solution to our wholly owned subsidiary, Eye-Net Mobile.

Our principal executive offices are located at 7 Golda Meir St., Ness Ziona 7403650, Israel. Our telephone number in Israel is +972-077-9709030. Our website address is www.foresightauto.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP is our agent in the United States, and its address is 1633 Broadway, New York, NY 10019

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

In 2019, 2018 and 2017, our capital expenditures amounted to $103,000, $733,000 and $271,000, respectively. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview

We are a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive and Eye-Net Mobile, we develop both “in-line-of-sight” vision systems and “beyond-line-of-site” cellular-based applications. Foresight Automotive’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

Our systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Each of our systems is designed, developed and commercialized by one of our subsidiaries. Our subsidiaries, all of which are located in our corporate headquarters, benefit from our collective engineering, operating, regulatory and marketing infrastructure to support their respective activities. We are targeting the semi-autonomous and autonomous vehicle markets, and we predict that our systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Vision-Based System – Foresight Automotive

Our vision system is based on stereoscopic vision technology. Stereo technology is an image processing concept which uses two synchronized cameras to mimic human depth perception in order to obtain a 3D view. Our unique system creates and analyzes a 3D image, which foresees possible collisions with road users and other obstacles inherent to roadway (both urban and highway) and off-road environments. This system provides highly accurate real-time detection with a low rate of false alerts. Our system employs a four-camera layout which enables a 24/7 operation in harsh weather and lighting conditions for a complete 3D image of the driving environment in front of the vehicle.

Our powerful proprietary stereoscopic and four-camera technology is based in part on intellectual property that we acquired from Magna in 2016. Magna’s field-proven security technology has been deployed for almost two decades in critical facilities worldwide, including borders, nuclear plants and airports.

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

There are five different levels of automated driving:

●	Level 1: Assisted – The driver stays in full control of the vehicle, and the automated driving system assists only with adaptive cruise control and lane keeping assistance.

●	Level 2: Partial Automation – Uses partially automated longitudinal and lateral guidance in the driving lane. Mostly seen with parking assist features, which allow the vehicle to park itself under certain conditions.

●	Level 3: Conditional Automation – Partly automated longitudinal and lateral guidance in an urban environment. The driver’s full awareness of his or her surroundings is still required.

●	Level 4: High Automation – Highly automated longitudinal and lateral guidance with lane changing capabilities. Reliable environment recognition, including in complex environmental situations.

●	Level 5: Auto-pilot – Door-to-door commuting used primarily in an urban environment, with no driver supervision.

Vehicle automation started off in the form of ADAS; however, recent technology advancements have paved the way for partially automated systems. Acceleration in development strategies that drive the acceleration of vehicle autonomy has taken place over the last couple of years in the form of technological advancements, mergers and acquisitions, partnerships and collaborations.

Market Opportunity

A study by M14 Intelligence, published in January 2018, reported that in 2017, around 8.2 million cars globally were equipped with some form of automation - out of which 5.2 million cars were sold in North America and Europe.

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

The Importance of Camera Technology for Semi and Fully Autonomous Vehicles

The vast majority of partial autonomous vehicles employ multiple sensors and imaging devices, including radar, laser detectors, or LiDAR, and cameras. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. Unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. LiDAR is a sensor that measures distance by illuminating a target with lasers and analyzing the reflected light. A camera, similar to the human eye, gathers a richer amount of data than either a radar or a LiDAR sensor. For that reason, most ADASs rely more heavily on cameras than on other sensors. Relying only on reflected light may reduce performance under certain lighting or weather conditions. For example, LiDAR pulse can be scattered in the fog, whereas infrared cameras are not affected by fog. Also, a recent publication by Cornell University in April 2019, argues that the accuracy of a stereo camera is superior and can be a viable and low-cost alternative to LiDAR.

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

According to a market research by ResearchInChina published in April 2019, active safety (including night vision and stereo cameras) is the fastest growing segment of automotive equipment, and the market size is expected to reach $30 billion in 2025.

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

Autonomous driving is based on three main pillars: sensory, processing, and execution.

●	Sensory - Achieved by using different sensory technologies, including cameras, ultrasonic sensors, radars, and LiDARs. For partial autonomous solutions, vehicle manufacturers are using cameras, radars, and ultrasonic sensors. However, higher levels of automation vehicle manufacturers will require accurate and robust sensors designed for harsh weather conditions thus enabling autonomous driving.

●	Processing - Processing of the information received from the sensors is then performed by the processors and microcontrollers using artificial intelligence, advanced analytics and machine to machine communication.

●	Execution - Handled by the electronic control unit attached to the actuators, brakes, steering system, gear box, and suspensions.

Our vision-based solution meets both sensing and processing requirements of the autonomous solution.

In the race towards achieving full autonomy, the automotive industry is facing many technological challenges. However, when assessing such challenges within the sensory context, there are two predominant challenges:

●	The ability to detect any type of obstacle – as autonomous vehicles will need to drive in any possible scenario and face any type of obstacle (including vehicles, pedestrians or unusual obstacles such as animals, trees, rocks, etc.), the ability to detect any obstacle is paramount.

●	The ability to detect obstacles under harsh weather and lighting conditions – most testing of autonomous vehicles today is performed under ideal weather conditions (e.g. during the daytime with sunny weather conditions). An autonomous vehicle will have to endure any type of weather, including glare, fog, heavy snow or any other extreme weather and lighting conditions.

The QuadSight® Automotive Vision System

Our QuadSight system, a quad-camera multi-spectral vision system targeting the semi-autonomous and autonomous vehicle market, is powered by advanced and proven image processing algorithms and sensor fusion. The system uses a four-camera technology that combines two sets of stereoscopic infrared and visible-light cameras, enabling highly accurate and reliable obstacle detection.

The system is designed to achieve near 100% obstacle detection with the lowest rates of false alerts, under harsh weather and lighting conditions, including complete darkness, rain, haze, fog and glare.

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

Sales and Marketing

We launched our QuadSight demo system in the first quarter of 2018 at the Consumers Electronics Show in Las Vegas, Nevada. The proof of concept of the system was completed by the third quarter of 2018 and we have performed numerous live technological demonstrations to potential customers and collected data from road trials.

A typical sales cycle of the QuadSight vision system consists of the following steps:

●	Technological demonstrations – We perform real-time demonstrations of the QuadSight system to offer potential strategic partners the chance to experience the QuadSight system in real time and gain a better understanding of its outstanding detection capabilities. The demonstrations consist of testing the QuadSight system in different predefined scenarios on the customer’s premises. The scenarios simulate obstacle detection in challenging weather and lighting conditions.

●	Purchase of a QuadSight prototype - The QuadSight prototype is an evaluation kit comprised of four cameras, a monitor and a mini PC. The purpose of this evaluation kit is for customers to test the capabilities and performance of our unique stereoscopic technology. Sales of prototype systems allow us to gain a deeper understanding of the customers’ main requirements.

●	Proof of concept (POC) stage - Once a prototype system is tested and evaluated, the customer provides feedback and both parties enter a proof of concept (POC) stage in which QuadSight software is modified to meet the specific requirements of the customer.

●	Design win stage – entering an agreement for commercial production with volume ranging in the tens of thousands all the way to hundreds of thousands of units per year over a period of 8-10 years

The QuadSight solution is offered in different configurations to meet customer needs:

1.	Software license for generating accurate object detection in harsh weather and lighting conditions based on visible-light cameras and the long-wave infrared camera configuration.

2.	System on chip (SoC): consists of an automotive graded board and image processing software.

3.	A complete system: consists of image processing software, SoC, and four cameras.

To date, we have sold eight prototype systems to leading car and truck manufacturers in Europe, Japan, the United States and China, as well as to Elbit Systems Land Ltd., a leading defense company in Israel. We aim to sell additional prototype systems in 2020. These systems allow the customers to test and evaluate the performance of our technology. Following the testing and evaluation of these prototype systems, we will tailor the system to each customer’s individual needs. We intend to build a global commercial infrastructure to effectively support the commercialization of our products. Meaningful commercialization efforts will commence when we believe that the completion of a release-candidate version of a given product is imminent.

In May 2019, we signed an exclusive distribution agreement in Japan with Cornes Technologies Limited. According to the agreement, Cornes Technologies will have exclusive rights to promote and sell QuadSight system in Japan. Cornes Technologies is a renowned trading company that plays a significant role in establishing and developing commercial links and trade between Japan and the rest of the world.

In June 2019, we signed our first commercial agreement with Elbit Systems Land Ltd., a subsidiary of Elbit Systems Ltd. (Nasdaq and TASE: ESLT). The commercial agreement is for exclusive marketing of Foresight’s proprietary image processing software for the defense, paramilitary and homeland security markets. Elbit, a leading defense electronics company based in Israel, intends to integrate our image processing software into its products, systems and solutions, and to market it globally.

Also, in June 2019, we signed a technological agreement with a Chinese Tier One automotive supplier. The agreement is for a multiphase technological cooperation to develop smart mobility solutions for the Chinese automotive industry, and specifically for two Chinese OEMs.

In September 2019, we signed a strategic cooperation agreement with Wuhan Guide Infrared Co. Ltd., a large Chinese corporation. Wuhan Guide Infrared develops, manufactures and markets infrared thermal imaging systems through its subsidiary, Global Sensor Technology. The agreement provides for cooperation in the integration of Wuhan Guide Infrared’s solutions with the QuadSight vision system.

While we are completing the development of the QuadSight system, our focus remains on increasing public awareness of our company by showcasing our unique technology. We participated in several leading exhibitions and conferences worldwide and have dedicated substantial efforts and resources to public relations.

The QuadSight system also gained industry recognition by winning several prestigious technology and innovation awards:

●	2019 CES Innovation Awards Honoree in the Vehicle Intelligence and Self-driving Technology category;

●	2019 Edison Awards Gold winner in the Autonomous Vehicle category; and

●	2020 BIG Innovation Awards winner, presented by the Business Intelligence Group.

Over the course of 2020, we will continue to seek opportunities that will allow us to enter into commercial agreements with vehicle manufacturers and Tier One automotive suppliers and system integrators for our QuadSight system.

Additional Markets

In 2019, we identified new markets suitable for our unique technology that enables obstacle detection in harsh weather and terrain conditions, including the defense market and the heavy equipment market. Compared to the traditional automotive market, these markets have an immediate potential in terms of commercialization, and we believe they can be a source of relatively short-term revenues. Although the defense and heavy equipment markets differ from the main market that we are targeting, the QuadSight system is also suitable for these markets and does not require dedicated development. We believe that entering these new markets will allow us to expand and improve our current product capabilities and open new opportunities.

Defense Market

ADAS and autonomous technology offer many advantages on the battlefield. Defense vehicles must be able to adapt to complex conflict zones and operate in the harshest environmental conditions, including off-road driving and zero-visibility sandstorms. One major advantage of our QuadSight technology over other sensors is the ability to provide high detection capabilities while remaining passive (without emitting energy), allowing vehicles to be undetected by enemies in the battlefield, in contrast to other systems that use radar and LIDAR that can be easily detected.

According to www.globalfirepower.com, as of 2019, the defense vehicle market size includes over 300,000 armored fighting vehicles and 100,000 Main Battle Tanks (MBTs) in service worldwide.

Heavy Equipment Market

Adding ADAS and autonomous capabilities to heavy equipment vehicles brings a host of benefits. These vehicles require significant investments, enabling them to operate during inclement weather and poor lighting conditions. These vehicles must be able to sense and avoid specific objects, including people, animals and other machinery, at all times.

According to a report from Zion Market Research in March 2019, the global heavy construction equipment market was valued at $145 billion in 2018 and is expected to reach $231.3 billion by 2025. According to Preco, a leading vendor for collision mitigation technology optimized for heavy-duty equipment, 18% of the users of heavy equipment vehicles already have a system for collision mitigation and 48% of the users would consider installing such a system.

Vehicle-to Everything (V2X) Solution – Eye-Net Mobile

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

Market Opportunity

According to a February 2020 report released by the World Health Organization, approximately 1.35 million people die each year as a result of road traffic crashes.

V2X communication provides features such as intersection collision warning, obstacle detection, lane change assistance, lane departure warning, rollover warning, road departure warning, forward collision warning and rear impact warning. The increasing demand for real-time traffic and incident alerts that help to increase public safety is driving the growth of the automotive V2X market in automated driver assistance. On the other hand, restraints such as lack of cellular connectivity coverage in developing countries and the growing costs imposed on consumers can hinder market growth.

A study by MarketsandMarkets™ (V2X market for automotive – Global forecast to 2025) published in early 2018 projected that the V2X market for intelligent traffic systems will reach $102.7 million by 2025, which is an increase from the $18.4 million estimated in 2017. The automotive V2X market for automated driver assistance is estimated to grow at its highest yet compound annual growth rate of 81.16% during the forecast period, to reach a market value of $4 billion by 2025. We believe that increasing initiatives from various governments for better traffic management together with growing environmental concerns are likely to force auto manufacturers to adopt the V2X technology.

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

The V2X market for cellular segment is estimated to reach $92.3 billion by 2025, which is a dramatic increase from $26.9 billion in 2017.

Available technology and challenges for V2X communication

The V2X landscape is divided into two main segments:

●	Hardware-based solutions, which uses either Dedicated Short-Range Communications, or DSRC, or cellular-based communication, or CV2X; and

●	Software-based cellular V2X solutions.

Hardware-based solutions require costly and complex designated hardware. As the technology is not fully certified, there are standardization concerns. Hardware-based solutions are intended primarily to be installed in vehicles, providing only partial coverage, leaving vulnerable users (pedestrians, cyclists, etc.) unprotected. The use of DSRC technology increases the number of emitting units on the road (in addition to vehicle sensors and mobile phones), as it requires a separate communication band which emits additional energy. In addition, the market penetration cycle time is long due to regulatory concerns.

Software-based cellular V2X solutions rely on existing infrastructure and do not require special certification. Using intuitive applications for smartphones and SIM-based car infotainment systems, software-based solutions have a short market penetration cycle.

The Eye-Net Products

Eye-Net Protect is a software-based cellular V2X solution designed to provide real-time pre-collision “in-line-of-sight” and “beyond-line-of-sight” alerts to vehicles and vulnerable road users (pedestrians, cyclists, scooter drivers, etc.) by using smartphones and relying on existing cellular networks.

The Eye-Net Protect solution is agnostic to cellular infrastructures, seamlessly adapting to the cellular network generation. Eye-Net Protect uses proprietary algorithms to compensate for latency that each mobile device suffers from in order to optimize alert timing for each of the road users involved.

Designed to provide a complementary layer of protection beyond traditional ADAS, Eye-Net Protect extends protection to road users who are not in direct line of sight, and not covered by other alerting systems and sensors.

The Eye-Net Protect solution aims to solve three main limitations of conventional ADAS systems:

●	Conventional ADAS systems analyze threats and monitor potential hazards that are within the sensor’s field of view. Eye-Net is the first available solution today that aims to foresee collisions much before any sensor, when the threat is still beyond line of sight.

●	Conventional ADAS systems alert the driver and provide autonomous indications to the vehicle. Eye-Net alerts the driver and other vulnerable road users (pedestrians, cyclists, scooter drivers) that have no available real-time safety aids about oncoming vehicles and allows them to take an active part in preventing accidents.

●	While conventional ADAS sensor performance is compromised by harsh weather conditions (snow, fog, rain, etc.), Eye-Net uses robust cellular infrastructure that is not affected by any weather or lighting conditions, thus allowing uninterrupted operation and continuous road-user protection.

Eye-Net Mobile develops three software-based products:

Eye-Net Protect (Market penetration – ready for commercial deployment)

A mobile client or mobile software development kit, or SDK, providing real-time pre-collision alerts to vulnerable road users and vehicles by using smartphones, relying on existing cellular networks. This is the core development of Eye-Net Mobile. Eye-Net Protect’s unique features and capabilities include:

■	Operates under all weather conditions

■	Designed for minimal system resources consumption

■	Runs as a background process on iOS and android mobile phones

■	Requires no special certification

■	Compatible with android-based car infotainment systems

Eye-Net Analyze:

A standalone application tailored for infotainment systems providing real-time alerts and notifications about road safety events and enhanced map information.

Eye-Net Predict:

A state-of-the-art artificial intelligence system predicting safety trends and providing actionable insights based on big data collected from Eye-Net users.

In December 2019, we completed the SDK configuration of the Eye-Net Protect solution. An SDK configuration indicates commercial engagement readiness and will allow Eye-Net Mobile to integrate its solution with leading location-based applications, such as navigation, ridesharing, parking and fitness applications. This configuration will enable rapid market penetration, providing a life-saving accident prevention solution that is readily available for deployment.

Competition

There are many companies competing in the V2X communication market, including vehicle manufacturers and automotive Tier One suppliers, the majority of which are pushing for CV2X (hardware-based) protocols. To the best of our knowledge, there are only a few other companies that have attempted to develop a V2X cellular-based solution similar to Eye-Net Mobile that relies on application and cellular infrastructure. As far as we know, none of our competitors has reached product completion and deployment readiness stage for a V2X product.

Sales and Marketing

Eye-Net Mobile focuses on increasing public awareness of its products and technology by conducting controlled public trials and participating in conferences worldwide. The Eye-Net Protect solution was first launched in February 2019 at the Mobile World Congress in Barcelona, the world’s largest mobile conference.

Dozens of live demonstrations have been performed throughout the course of 2018 and 2019, and a major trial was carried out in Ashdod, the sixth largest city in Israel, which included vehicle-to-vehicle, vehicle-to-pedestrian and vehicle-to-infrastructure scenarios. The latter demonstrated integration with a smart traffic light system. An additional trial was carried out in Netanya, the seventh largest city in Israel, which included vehicle-to-vehicle and vehicle-to-pedestrian scenarios. In all scenarios, we met all the pre-defined objectives and indicators for the real-time use of the Eye-Net system.

In August 2019, Eye-Net Mobile successfully completed a large-scale trial of its Eye-Net Protect solution. More than 8,500 users participated in the six-day trial in Israel and abroad. The trial met all predefined criteria for success, demonstrating the technological proof of concept of the Eye-Net solution on a large scale. Following the large-scale trial, Eye-Net Mobile successfully completed a controlled-environment trial in a designated test track that was conducted for a leading global vehicle manufacturer. The trial met all predefined objectives in all scenarios, and the two parties discussed potential integration of the Eye-Net solution in the vehicle manufacturer’s connected car platform.

In March 2020, Eye-Net Mobile signed a collaboration agreement with NoTraffic Ltd. NoTraffic developed a proprietary Autonomous Traffic Management Platform solution that enables cities to intelligently implement their traffic policy in order to maximize traffic flow, reduce congestion, prioritize different types of vehicles, and prevent accidents. According to the agreement, the companies will collaborate to develop and optimize the technological abilities of Eye-Net Mobile’s cellular-based V2X accident prevention solution and NoTraffic’s intelligent traffic management solution. Following the completion of joint development, the companies will promote the integration and commercialization of the combined solution with various municipalities in North America and throughout the world. The commercialization terms and conditions will be agreed upon in the future.

Eye-Net Mobile will continue its business development efforts to offer the solution as an add-on service to existing applications with an existing substantial user base.

Investment in Railway Safety

We are leveraging our unique expertise in advanced image processing algorithms and stereo vision technology into the rail industry. As of the date of this annual report on Form 20-F, we hold a 24.12% stake (21.59% fully diluted) in Rail Vision Ltd., or Rail Vision, a development stage company that is focused on train safety, accident prevention and enhanced efficiency in the rail industry. Rail Vision is developing an automated early warning system that helps prevent train accidents and derailments, as well as a shunting yard solution which enables railway operators to safeguard and streamline their shunting operations, and also predicts when maintenance on the railway is required.

Rail Vision’s railway safety system involves a complete hardware and software system consisting of high-quality video cameras, an infrared thermal imaging camera, on-board monitors, advanced image processing algorithms and short and long-distance object classification technologies. Rail Vision’s system monitors the short and long-distance region of interest in front of the train, at an operational range of up to 2,000 meters, which is longer than the braking distance of most trains. The system is designed to detect, classify and alert train operators of real-time rail obstacles, allowing the train operator to make educated decisions in operating the train, including whether to stop to avoid a collision. In addition, Rail Vision plans to integrate its system into the train’s computer, which will allow it to facilitate emergency autonomous actions, such as halting acceleration, braking once an obstacle is detected, sounding a horn and flashing lights.

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

Rail Vision had conducted numerous field trials, testing its technology mostly with leading European railway operators. Rail Vision recently successfully completed a long-term pilot of its unique vision-based system with a freight-oriented subsidiary of a leading European railway company for a driver assistance system for automated switchyard operations which is suitable for cargo operators in shunting yards. Rail Vision had recently informed us about advanced negotiations towards its first commercial agreement with a leading European railway company. The negotiations contemplate the purchase of a prototype system of Rail Vision’s shunting yard solution for a total value of approximately 500,000 Euro, and a successful prototype evaluation may entail the additional purchase of approximately 30 shunting yard systems for an additional 2.5 million Euro. The negotiations also contemplate that the European train operator may additionally choose to exercise an option to purchase an additional 45 shunting yard systems for a total value of 3.5 million Euro.

In addition, Rail Vision has made substantial technological progress over the last year developing its mainline solution which will enable detections and classifications up to 2,000 meters. Rail Vision also presented its add-on big data module concept that enables customized real-time and offline analysis of rail infrastructure and the surrounding ecosystems.

On March 13, 2019, Rail Vision and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, or Knorr-Bremse, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, executed an investment agreement under which Knorr-Bremse invested $10 million in Rail Vision in consideration of approximately 21% of Rail Vision’s issued and outstanding capital, representing a post investment valuation of approximately $47 million.

Intellectual Property

We seek patent and trademark protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. We have a growing portfolio of one granted U.S. patent, one pending international Patent Cooperation Treaty (PCT) applications, three full applications with the Israeli Patent Office, two applications in China, three applications in Europe and two full U.S. applications. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provides certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

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

In addition to patent protection, we have also filed trademark applications for the purpose of preserving rights to the identity of our products. Three trademark applications were filed in Israel, along with three additional applications filed under the Madrid protocol, and in China, Europe, Japan, and Korea, and two trademark applications were filed in the United States. While we pay great attention to its trademark rights and to the avoidance of disputes relating to its products, there is no assurance that third parties may not allege that a use of our trademarks constitutes infringement of third-party trademark rights or other rights. However, when registration of our trademarks is perfected we expect that the danger of any such adverse occurrence will be minimized or avoided entirely.

Research and Development

For the years ended December 31, 2019, 2018 and 2017, we incurred approximately $10,209,891, $8,637,947 and $4,088,915, respectively, of research and development expense.

Through Foresight Automotive, we have a development services agreement with Magna, pursuant to which Magna provides Foresight Automotive with software development services in consideration of monthly payments at agreed upon rates for each of Magna’s employees, not to exceed the aggregate monthly consideration of NIS 235,000 (NIS 200,000 until January 1, 2019) plus VAT. We expect that the services provided by Magna will decrease as we hire additional employees and expand our in-house capabilities.

Grants from the Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2019, we have received the aggregate amount of approximately $615,000 from the IIA for the development of our technology. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure.

Magna B.S.P. Ltd., a private company incorporated in Israel, holds approximately 23.19% of our issued and outstanding share capital as of the date of this annual report on Form 20-F. We currently have one wholly owned subsidiary: Foresight Automotive. In addition, Foresight Automotive has one wholly owned subsidiary, Eye-Net Mobile, which are private companies incorporated in the State of Israel.

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2018 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 20, 2019.

Overview

We are a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive and Eye-Net Mobile, we develop both “in-line-of-sight” vision systems and “beyond-line-of-site” cellular-based applications. Our vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing and sensor fusion. Our cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time multi-agents positioning algorithms. Our systems are designed to increase safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Each of our systems is designed, developed and commercialized by one of our subsidiaries. Our subsidiaries, all of which are located in our corporate headquarters, benefit from our collective engineering, operating, regulatory and marketing infrastructure to support their respective activities.

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

The following table discloses the breakdown of research and development expenses:

U.S. dollars in thousands	Year ended December 31,
	2019	2018
Payroll and related expenses	5,679	5,793
Subcontracted work and consulting	3,123	1,744
Share-based payment to service provider	37	43
Rent and office maintenance	720	629
Travel expenses	236	76
Other	492	393
Sales of prototypes	(77)	(40)
Total	10,210	8,638

We expect that our research and development expenses will increase as we will need to recruit more employees as we move closer to commercialization of our products.

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and travel expenses and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Year ended December 31,
	2019	2018
Payroll and related expenses	870	489
Exhibitions, conventions and travel expenses	172	189
Consultants	212	249
Other	96	60
Total	1,350	987

General and administrative

General and administrative expenses consist primarily of salaries, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Year ended December 31,
	2019	2018
Payroll and related expenses	1,534	1,776
Share-based payment to service providers	75	179
Professional services	1,151	1,071
Directors fees and insurance	404	361
Travel expenses	41	54
Rent and office maintenance	195	131
Other	69	124
Total	3,469	3,696

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018.

Results of Operations

U.S. dollars in thousands	Year ended December 31,
	2019	2018
Research and development expenses	10,210	8,638
Marketing and sales	1,350	987
General and administrative	3,469	3,696
Operating loss	15,029	13,321
Equity in net loss (gain) of affiliated companies	839	2,905
Financial expense (income), net	(429)	(1,569)
Net loss	15,439	14,657
Loss attributable to holders of Ordinary Shares	15,439	14,657

Research and development expenses

Our research and development expenses for the year ended December 31, 2019 amounted to $10,210,000, representing an increase of $1,572,000 or 18.2%, compared to approximately $8,638,000 for the year ended December 31, 2018. The increase was primarily attributable to subcontracted services of approximately $1,379,000, and an increase of approximately $160,000 in travel expenses, reflecting an increase in new subcontractors providing research and development services to us, offset by a decrease in payroll and related expenses of approximately $114,000.

Marketing and sales

Our marketing and sales expenses for the year ended December 31, 2019 amounted to approximately $1,350,000, representing an increase of approximately $363,000, or 36.8%, compared to approximately $987,000 for the year ended December 31, 2018. The increase was primarily attributable to an increase in payroll and related expenses of approximately $381,000, offset mainly by a decrease of approximately $37,000 in consulting services.

General and administrative

Our general and administrative expenses totaled approximately $3,469,000 for the year ended December 31, 2019, a decrease of approximately $227,000, or 6.2%, compared to approximately $3,696,000 for the year ended December 31, 2018. The decrease was primarily attributable to a decrease of approximately $242,000 in payroll and related expenses and a decrease in share-based payments to non- employees of approximately $104,000, offset by an increase of approximately $80,000 in professional services expenses for accounting, legal, bookkeeping, and investor relations activities, and by an increase of approximately $43,000 in directors fees and insurance.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2019 was approximately $15,029,000, as compared to an operating loss of approximately $13,321,000 for the year ended December 31, 2018, an increase of approximately $1,708,000, or 12.8%.

Financial expense and income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized a financial income of approximately $429,000 for the year ended December 31, 2019, compared to financial income of $1,569,000 for the year ended December 31, 2018. The decrease was primarily attributable to an income from revaluation of derivative warrant liabilities to purchase our Ordinary Shares during 2018 of approximately $2,071,000, and to an expense from the expiration of other investments (Rail Vision warrants) during 2019 of approximately $324,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2019 was approximately $15,439,000, as compared to approximately $14,657,000 for the year ended December 31, 2018, an increase of approximately $782,000.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2019. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Investment in Affiliate Company

Investment in common stock of an entity in which we can exercise significant influence but do not own a majority equity interest or otherwise control is accounted for using the equity method and is included as an investment in an affiliate company in the consolidated balance sheets. We record our share in undistributed earnings and losses since acquisition in the consolidated statements of operations.

We review our investment for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable.

Share-based compensation

We apply ASC 718-10, “Share-Based Payment,” or ASC 718-10, which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options under our stock plan based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our statement of operations.

Prior to the adoption of ASU 2018-07, Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting, on January 1, 2019, we accounted for stock options issued to non-employees under ASC 505-50 Equity: Equity-Based Payments to Non-Employees, which required the fair value of such non-employee awards to be re-measured at each quarter-end over the vesting period. After the adoption of ASU 2018-07, the accounting guidance is consistent with accounting for employee share-based compensation.

We estimate the fair value of share options granted using a Black-Scholes Merton options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are Ordinary Shares price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical Ordinary Shares price movements over the period, equal to the expected option term. We have historically not paid dividends and have no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from Israeli governmental debentures with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and our results of operations. During 2019, our Board of Directors approved the grant of options to purchase 3,800,000 of our Ordinary Shares, subject to the terms and condition of each specific grant.

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2019, we have funded our operations principally with approximately $51,014,000, in the aggregate, from funding from Magna, the issuance of Ordinary Shares or ADSs and exercise of warrants and options. As of December 31, 2019, we had approximately $10.1 million in cash and cash equivalents and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	December 31,
	2019	2018
Operating activities	(11,861)	(11,473)
Investing activities	7,191	(6,135)
Financing activities	6,521	11,367
Effect of exchange rate changes on cash and cash equivalents	(182)	(237)
Net increase (decrease) in cash and cash equivalents	1,669	(6,478)

Operating Activities

Net cash used in operating activities of approximately $11,861,000 during the year ended December 31, 2019 was primarily used for payment of subcontracted work, payroll and related expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $11,473,000 during the year ended December 31, 2018 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of approximately $7,191,000 during the year ended December 31, 2019 was primarily provided from proceeds of short-term deposits of approximately $7,273,000 and offset by purchases of fixed assets of approximately $103,000.

Net cash used in investing activities of approximately $6,135,000 during the year ended December 31, 2018 was primarily used for investments in Rail Vision of approximately $5,065,000, purchases of short-term deposits of approximately $337,000, and purchases of fixed assets of approximately $734,000.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2019 consisted of approximately $6,521,000 provided from net proceeds from the issuance of Ordinary Shares.

Net cash provided by financing activities in the year ended December 31, 2018 consisted of approximately $11,367,000 primarily provided from net proceeds from the issuance of Ordinary Shares of approximately $11,208,000, and from exercise of warrants and options of approximately $159,000.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs and warrants. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated any revenue from the sale of products, and we do not expect to generate revenues from sale of our products in the next few years.

As of December 31, 2019, our cash and cash equivalents including short-term bank deposits were approximately $10,060,000. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations until November 2020. As a result, there is substantial doubt about our ability to continue as a going concern.

Until we can generate significant recurring revenues and achieve profitability, we will need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

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

Our operations and business have been be disrupted and could be materially adversely affected by the recent outbreak of COVID-19. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition. To date, we have taken action to reduce our operating expenses in the short term, but there can be no assurance that this analysis or remedial measures will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including downturns in business sentiment generally or in our sector in particular. For additional information, see “Risks Related to Our Business and Industry—We face business disruption and related risks resulting from the recent outbreak of the novel Coronavirus 2019 (COVID-19), which could have a material adverse effect on our business and results of operations.”

E.	Off-Balance Sheet Arrangements.

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations at December 31, 2019:

U.S. dollars	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facility (1)	1,469,000	346,000	691,000	432,000	--
Cars Rental (2)	97,000	76,000	21,000	--	-
Development Agreement with Magna (3)	815,000	815,000	--		--
Total	2,381,000	1,237,000	712,000	432,000	-

(1)	As of December 31, 2019, we had contractual obligations with respect to our lease, parking and maintenance fees payments for our offices and research and development facility, in the amount of NIS 99,560 (approximately $28,800) per month.

(2)	As of December 31, 2019, we had contractual obligations with respect to our lease payments for our cars, in the amount of NIS 27,000 (approximately $7,800) per month.

(3)	As of December 31, 2019, we had contractual obligations with respect to our development agreement with Magna for research and development services, in the amount of up to NIS 235,000 (approximately $68,000) per month.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Michael Gally (2)	62	Chairman of the Board of Directors
Haim Siboni	60	Chief Executive Officer, Director
Eli Yoresh	49	Chief Financial Officer
Levy Zruya	70	Chief Technology Officer
Oren Bar-on	48	Vice President of Operations
Doron Cohadier	45	Vice President of Business Development
Sivan Siboni Scherf	33	Vice President of Human Resources
Dror Elbaz	41	Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer
David Lempert	34	Director of Research and Development
Ehud Aharoni (1) (2)	62	Director
Daniel Avidan (1) (2) (3)	57	Director
Shaul Gilad (2)	54	Director
Zeev Levenberg (1) (2) (3)	55	Director
Vered Raz-Avayo (2)	50	Director

(1)	Member of our Audit Committee and Compensation Committee and Financial Statements Examination Committee.

(2)	Independent director under Nasdaq Stock Market rules.

(3)	External director under Israeli law.

Michael Gally, Chairman of the Board of Directors

Mr. Michael Gally has served on our Board of Directors since January 2016, and as our Chairman since March 2016. Mr. Gally serves as the manager and owner of MG Business Development, a leading consulting practice. From 2011 to 2016, Mr. Gally served as a lecturer at the Tel Aviv University Faculty of Management - The Graduate School of Business Administration and since 2018 as a lecturer at the Technion, Israel Institute of Technology. Mr. Gally teaches several advanced marketing elective courses in the M.B.A. and E.M.B.A. programs. Mr. Gally takes an active part as an expert in export activities initiated by the State of Israel. Mr. Gally holds an M.B.A. from Tel Aviv University Faculty of Management – The Graduate School of Business Administration.

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

Eli Yoresh, Chief Financial Officer

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and on our Board of Directors from October 2010 until August 2019. Mr. Yoresh is a seasoned executive with over 20 years of executive and financial management experience, mainly with companies from the financial, technology and industrial sectors. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Since September 2018, Mr. Yoresh has served as a director at Medigus Ltd. (Nasdaq, TASE: MDGS). From March 2014 through February 2020, Mr. Yoresh served as a director at Nano Dimension Ltd. (Nasdaq, TASE: NNDM). Mr. Yoresh’s previous directorships include several companies listed on the TASE. Mr. Yoresh holds a B.A. in Business Administration from the College of Management and an M.A. in Law from Bar-Ilan University. Mr. Yoresh is a Certified Public Accountant in Israel.

Levy Zruya, Chief Technology Officer

Mr. Levi Zruya has served as our Chief Technology Officer since January 2019. Mr. Zruya is a co-founder of Magna, our significant shareholder. Mr. Zruya also continues to serve as Magna’s Chief Technology Officer, a position he has held since 2001. Mr. Zruya has extensive experience in the electro-optics, electronics, software and communication fields. He was involved in several projects mainly with the Israel Defense Force and Israel Aerospace Industries, among them, night vision systems, infra-red sensor simulations, targets detecting and tracking. Mr. Zruya holds a B.Sc. in Engineering from the Technion - Israel Institute of Technology.

Oren Bar-on, Vice President of Operations

Mr. Oren Bar-on has served as our Vice President of Operations since October 2017. Mr. Bar-on is a seasoned executive with over 17 years of executive and managerial experience, mainly in the fields of global operations, supply chain, quality and regulations, product engineering, business excellence and information Technology. Mr. Bar-on served as Director of Global Supply chain for Lumenis Medical Systems Ltd., one of the world’s leading medical laser equipment manufacturers, from January 2016 to October 2017. Mr. Bar-on also served as Director of Global Operations for Philips Healthcare, one of the world’s leading developers and manufacturers of diagnostic and imaging systems in the medical field, from April 2011 to January 2016. Mr. Bar-on holds a B.Sc. in Industrial Engineering from the Israeli Institute of Technology and an M.B.A. with Honors, from Haifa University.

Doron Cohadier, Vice President of Business Development

Mr. Doron Cohadier has served as our Vice President of Business Development since January 2017. Mr. Cohadier has more than 16 years of managerial experience, mainly in the field of business development. From 2011 to 2017, Mr. Cohadier served as a Director Business Development and Marketing of Elbit Systems Ltd. (Nasdaq, TASE: ESLT). Mr. Cohadier holds a B.Sc. in Industrial Engineering from Brunel University, London, and an Executive M.B.A. from the Recanati School of Business Administration of the Tel Aviv University.

Sivan Siboni Scherf, Vice President of Human Resources

Mrs. Sivan Siboni Scherf has served as our Vice President of Human Resources since January 2019. Prior to that Mrs. Scherf served as the head of human resources since 2015. Mrs. Scherf is a certified attorney, and a member of the Israel Bar Association since 2014. Mrs. Scherf holds a Bachelor’s degree in Law and Business Management.

Dror Elbaz, Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer

Mr. Dror Elbaz has served as Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer since January 2019 and prior to that as Vice President of Research and Development of Foresight Automotive since December 2016. Mr. Elbaz has more than 11 years of research and development experience with multidisciplinary and highly engineered electro-optical systems, image acquisition, image processing and 3D reconstruction. From 2009 to 2015, Mr. Elbaz served as an R&D Projects Manager and as an Application Product Team Leader at Orbotech Ltd. (Nasdaq: ORBK). From 2015 to 2016, Mr. Elbaz served as a Technical Projects Manager and as Vice President of Engineering at Replay Video Technologies Ltd. Mr. Elbaz holds a B.Sc. in Computer Engineering from Bar Ilan University, Israel, and an M.B.A. in Technological Companies Management from the College of Management.

David Lempert, Director of Research and Development

Mr. David Lempert has served as our Director of Research and Development since August 2019, and prior to that as project manager of Foresight Automotive since April 2017. Mr. Lempert has over 12 years of research and development global project management. From 2014 to 2017, Mr. Lempert served as the chief executive officer and co-founder of Led-Swim Ltd. a start-up company developing technology for swimming workout monitoring. From 2012 to 2014 Mr. Lempert served as project manager and QA team leader in IronSource Ltd. an advertising technology company focuses on developing technologies for app monetization. Mr. Lempert holds a B.Sc in Computer Science from the MLA collage in Israel.

Ehud Aharoni, Director

Mr. Ehud Aharoni has served on our Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Since 2001, Mr. Aharoni has lectured to MBA and EMBA students at the Tel-Aviv University, Coller School of Management in a variety of strategic courses, and holds a number of senior administrative positions, including the chief executive officer & academic director of Lahav Executive Education, Coller School of Management, since 2006, and the former Executive Director of the Eli Hurvitz Institute of Strategic Management, from 2004-2018. Before joining Lahav Executive Education, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. in Finance and a Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

Daniel Avidan, Director

Mr. Daniel Avidan has served on our Board of Directors as an external director since July 2017. From 2019 Mr. Avidan is serving as chief financial officer in MRR Thirteen Ltd. Mr. Avidan served as the chief executive officer of Sapir Corp Ltd. from 2014 to 2018. From 2012 to 2014, Mr. Avidan served in several positions in the Meuhedet Health Fund. From 2010 to 2012, Mr. Avidan served as the chief executive officer of Adumim A.D. Holdings Ltd. Between the years 1989 to 2010, Mr. Avidan held senior finance positions in four public companies in Israel and abroad. Mr. Avidan holds a B.A. in Economics from the Hebrew University of Jerusalem.

Shaul Gilad, Director

Mr. Shaul Gilad has served on our Board of Directors since January 2016. From 2006 to 2010, Mr. Gilad served as the chief financial officer for Champion Motors. From 2010 to 2012, Mr. Gilad served as chief financial officer and as an executive vice president for Gadot Chemical Ltd. Since 2012, Mr. Gilad has served as the chief financial officer and as an executive vice president for Aeronautics Ltd. Mr. Gilad holds a B.A. in Economics and Accounting (cum laude) from the Hebrew University, and he is certified public accountant in Israel.

Zeev Levenberg, Director

Mr. Zeev Levenberg has served on our Board of Directors as an external director since July 2011. Since 2015, Mr. Levenberg has served as the co-founder, director and chief executive officer of My Connecting Group Ltd. Mr. Levenberg has served as a director at Panaxia Labs Israel Ltd. since 2009 till the end of 2018, and as an external director in Alon Blue Square from 2016 till November 2019. Mr. Levenberg Also served as Director on Kardan Israel Ltd. from 2016 till 2018, when the company go privet and stop traded. Between 2012 and 2017 Mr. Levenberg served as a director at MySize Inc., a dual listed company that traded at the Nasdaq and TASE. Mr. Levenberg holds an M.B.A. in Financial Management from Bar-Ilan University Business School, M.A. in Law studies from Bar-Ilan University and a B.Sc. in Life Science from the Hebrew University.

Vered Raz-Avayo, Director

Mrs. Vered Raz-Avayo has served on our Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 13 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., Africa Israel Residences Ltd., and TAMDA Ltd., and a director at Save Foods Inc. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

Family Relationships

Ms. Siboni Scherf is the daughter of Mr. Haim Siboni. Mr. Levy Zruya was married to Mr. Haim Siboni’s sister. Otherwise, there are no family relationships between any members of our executive management and our directors.

B.	Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2019 through December 31, 2019. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.5645 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 14 persons as of December 31, 2019	$1,301,800	-	$1,136,300

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2019.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total

Haim Siboni	$218,800	$459,000	$677,800

Dror Elbaz	$176,500	$176,600	$353,100

Doron Cohadier	$164,500	$176,600	$341,100

Oren Bar-on	$168,200	$104,400	$272,600

Eli Yoresh	$199,700	$-	$199,700

The following table sets forth information regarding options granted to our executive officers and directors during the year ended December 31, 2019:

Name	Grant Date	Share Options	Exercise Price	Expiration Date

Michael Gally	September 23, 2019	300,000	$0.56	31.72025
Vered Raz-Avayo	September 23, 2019	300,000	$0.56	31.7.2025
Shaul Gilad	September 23, 2019	300,000	$0.56	31.7.2025
Ehud Aharoni	September 23, 2019	300,000	$0.56	31.7.2025

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and most of them contain also customary provisions regarding assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance, subject to certain exclusions. Members of our senior management may be eligible for bonuses in accordance with our compensation policy and as set forth by our board of directors.

For a description of the terms of our options and option plans, see “Item 6. E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her engagement with our company.

On September 23, 2019, following the approval of our audit and compensation committee and the Board of Directors, our shareholders approved an increase from NIS 10,000 to NIS 15,000 (approximately $4,350) in the monthly retainer to Mr. Michael Gally for his services as an active chairman of our Board of Directors.

C.	Board Practices.

Introduction

Our Board of Directors presently consists of seven members, including two external directors required to be appointed under the Companies Law. We believe that Ehud Aharoni, Daniel Avidan, Zeev Levenberg, Vered Raz-Avayo, Michael Gally and Shaul Gilad are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders, provided that it will consist of not less than three and not more than ten members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Board of Directors’ compensation committee and of the Board of Directors and are subject to the terms of any applicable employment or services agreements that we may enter into with them.

Each director, except external directors, will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

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

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statements examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee and our board of directors.

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

External directors are elected by a special majority vote at a shareholders’ meeting. The term “Special Majority” is defined in the Companies Law as:

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

The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

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

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the financial statements examination committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Companies Law, a majority of the members of the audit committee of a publicly traded company must be unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement being an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and for accounting and financial expertise or professional qualifications.

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

(vi)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto; and

(vii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee.

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

As noted above, the members of our audit committee include Mr. Levenberg and Mr. Avidan who are external directors, and Mr. Aharoni who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Levenberg serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be beneficial to the company. Our compensation policy was approved by our shareholders in December 2015 and June 2017, and an amendment thereto was approved by our shareholders in January 2019.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms of service of an office holder and the cost of compensation of the other employees of the company;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

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

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer is entitled to determine performance objectives to such executive officers.

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and Board of Directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the Board of Directors based on qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our Board of Directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our share incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess on basis of results which were discovered as incorrect or restated in the our financial statements enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our Board of Directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) for those members who are also executive officers of the Company - in accordance with the amounts determined in our compensation policy.

Under the Companies Law, an audit committee that meets the requirements set forth for compensation committee in the Companies Law may serve also as a compensation committee. In February 2017, our Board of Directors has determined that our audit committee shall serve also as a compensation committee.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Mr. Ido Cnaan. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

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

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	a breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors’ and officers’ liability insurance, providing total coverage of $30,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $97,000, which expires on June 14, 2020.

Indemnification

The Companies Law provides that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Israeli Securities Law, 1968, or Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Our amended and restated articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the Company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest.

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

We have entered into indemnification and exculpation agreements with all of our directors and members of our senior management. Each such agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance. In addition, under such indemnification and exculpation agreements we may not exculpate our directors or members of our senior management with regard to a decision and/or a transaction in which our controlling shareholder and/or any our office holder has personal interest in.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are attached as an exhibit to this annual report on Form 20-F, and are incorporated herein by reference.

There are no service contracts between us or our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

D.	Employees.

On December 31, 2017, we had 42 full-time employees and one part-time employee. On December 31, 2018, we had 47 full-time employees and three part-time employees. On December 31, 2019, we had 61 full-time employees and nine part-time employees.

As of March 31, 2020, we had six full-time senior management employees, including our Chief Executive Officer, Vice President of Business Development, Vice President of Operations, Director of R&D, Vice President of Human Resources and Deputy Chief Executive Officer of Eye-Net Ltd., and an additional part-time senior manager – our Chief Financial Officer. All of our employees are located in Israel. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

2016 Equity Incentive Plan

We maintain one equity incentive plan – our 2016 Equity Incentive Plan, or the 2016 Plan. As of March 31, 2020, the number of Ordinary Shares reserved for the exercise of options granted under the 2016 Plan was 23,206,206. In addition, as of March 31, 2020, options to purchase 16,278,205 Ordinary Shares were issued and outstanding, out of which options to purchase 394,205 Ordinary Shares were vested as of that date, with an exercise price of NIS 0.30 (approximately $0.09) per share, options to purchase 6,677,292 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.95 (approximately $0.56) per share, options to purchase 2,150,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.31 (approximately $0.67) per share, options to purchase 233,333 Ordinary Shares were vested as of that date, with an exercise price of NIS 3.78 (approximately $1.09) per share, options to purchase 250,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.96 (approximately $2.014) per share, options to purchase 1,500,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 3.00 (approximately $0.87) per share and options to purchase 800,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.13 (approximately $1.77) per share.

Our 2016 Plan was adopted by our board of directors in November 2015 and expires in November 2025. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, if any, as well as those of our affiliated companies, are eligible to participate in this plan.

Our 2016 Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, 1961, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2016 Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 31, 2020 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Haim Siboni (3)	37,884,116	24.17%
Harel Insurance Investments & Financial Services Ltd. (4)	19,555,454	11.89%

Directors and executive officers:
Ehud Aharoni (5)	375,000	0.24%
Daniel Avidan (11)	275,000	0.18%
Doron Cohadier (7)	700,000	0.45%
Dror Elbaz (7)	700,000	0.45%
Michael Gally (8)	441,667	0.28%
Shaul Gilad (5)	375,000	0.24%
Zeev Levenberg (9)	300,000	0.19%
Eli Yoresh (10)	394,205	0.25%
Vered Raz-Avayo (6)	350,000	0.23%
Oren Baron (12)	583,333	0.38%
Levi Zruya (13)	150,000	0.10%
Sivan Siboni Sherf (14)	150,000	0.10%
David Lampart (15)	181,250	0.12%
All directors and executive officers as a group (14 persons)		26.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 154,749,602 Ordinary Shares issued and outstanding as of March 31, 2020.

(3)	Includes (i) 35,884,116 Ordinary Shares held by Magna – B.S.P. Ltd.; and (ii) options to purchase 2,000,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 2.31 (approximately $0.67) per share. Mr. Siboni is the chief executive officer and a director of Magna.

(4)	Based on an Amendment No. 2 to Schedule 13G filed with the SEC on January 23, 2020, and which reflects holdings as of December 31, 2019, the holder is the beneficial owner of 9,799,357 Ordinary Shares. In addition, in a private offering in June 2018, we issued to the holder warrants to purchase 9,756,097 additional Ordinary Shares.

(5)	Includes options to purchase 375,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 1.95 (approximately $0.56) per share.

(6)	Includes (i) options to purchase 275,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 6.13 (approximately $1.77) per share; and (ii) options to purchase 75,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 1.95 (approximately $0.56) per share.

(7)	Includes options to purchase 700,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 1.95 (approximately $0.56) per share.

(8)	Includes options to purchase 375,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 1.95 (approximately $0.56) per share. and (ii) options to purchase 66,667 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 3.78 (approximately $1.06) per share.

(9)	Includes options to purchase 300,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 6.13 (approximately $1.77) per share.

(10)	Includes options to purchase 394,205 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 0.3 (approximately $0.09) per share.

(11)	Includes options to purchase 275,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 6.13 (approximately $1.77) per share.

(12)	Includes options to purchase 583,333 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 1.95 (approximately $0.56) per share.

(13)	Includes options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 1.95 (approximately $0.56) per share.

(14)	Includes options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 2.31 (approximately $0.67) per share.

(15)	Includes options to purchase 181,250 Ordinary Shares that are exercisable within 60 days of March 31, 2020, at an exercise price of NIS 1.95 (approximately $0.56) per share.

Changes in Percentage Ownership by Major Shareholders

On October 11, 2015, we entered into the Merger with Magna and Foresight Automotive, whereby we acquired from Magna 100% of the share capital of Foresight Automotive. As a result of the Merger, Magna received an aggregate amount of approximately 61.86% of our issued and outstanding Ordinary Shares, as of January 5, 2016. As of December 31, 2019, Magna owned 23.2% of our issued and outstanding Ordinary Shares and as of March 31, 2020, Magna owns 23.19% of our issued and outstanding Ordinary Shares.

As reported on a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., the holder acquired beneficial ownership of 9,799,357 Ordinary Shares as of December 31, 2019. In addition, in a private offering in June 2018, we issued to the holder warrants to purchase 9,756,097 additional Ordinary Shares.

For a detailed description of the Merger, see “Related Party Transactions—Merger Agreement.”

Record Holders

Based upon a review of the information provided to us by our transfer agent and custodian bank in the United States, as of March 31, 2020, there were a total of 11 holders of record of our Ordinary Shares, of which all record holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 19, 2020, there were 51 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions.

See “Item 6.B. Compensation” for compensation to our directors and officers.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plan under “Item 6.E. Share Ownership—2016 Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for six months after such termination.

Services Agreement

Following the Merger, on January 5, 2016, Magna entered into a services agreement with Foresight Automotive, which provided that, for a period of 12 months following the Merger, Magna shall provide Foresight Automotive with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software in consideration of monthly payments at agreed upon rates for each of Magna’s workers, not to exceed the aggregate monthly consideration of NIS 200,000 plus VAT. Furthermore, Foresight Automotive may extend the agreement by two additional 12 month periods, which right has been exercised by Foresight Automotive on two occasions. On January 28, 2019, the Company’s shareholders approved the extension of the services agreement with Magna for 12 additional months with an option to extend the agreement for two additional 12 month periods, which right has been recently exercised by Foresight Automotive for the first additional 12 month period. According to the updated agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $68,000) plus VAT. In addition, our Chief Executive Officer, Mr. Haim Siboni, and our Chief Technology Officer, Mr. Levi Zruya, serve as Magana’s Chief Executive Officer and Chief Technology Officer, respectively.

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends.

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

Our Ordinary Shares have been trading on the TASE since 1987. From July 2015 until October 2015, we did not have any business activity, excluding administrative management. On October 11, 2015, we entered into the Merger with Magna and Foresight Automotive. The ADSs have been trading under the symbol “FRSX” on the Nasdaq Capital Market since June 15, 2017.

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

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2(d) to this Annual Report and is incorporated by reference into this Annual Report.

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

Tax Benefits and Grants for Research and Development

Under the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the IIA to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the IIA as a Percentage of Grant

Up to 50%	120%
Between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate research and development expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the research and development activity remains in Israel for a period of three years after payment to the IIA.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act, or the TCJA, as defined below), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received (other than for certain corporate holders). We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

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

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a QEF by making a “QEF election,” or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA should materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in NIS, and a certain portion of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for 2019 by 4.8% and 9.1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Ethical Code is posted on our website at www.foresightauto.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2018 and 2019.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019

Audit fees (1)	$50,000	$60,000
Audit-related fees	-	-
Tax fees (2)	4,000	$-
All other fees	-	-

Total	$54,000	$60,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns and fees relating to our public offering of ADSs.

(2)	[Eli, please describe what tax fees consists of.]

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

Under Nasdaq Stock Market rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 1/3 of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 1/3 of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election, or until the director resigns from his office or the nomination is terminated in accordance with the provisions of our articles of association. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

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

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices – External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Articles of Association of Foresight Autonomous Holdings Ltd. (unofficial English translation from Hebrew original), filed as part of Exhibit 99.1.1 to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

2.1	Form of Deposit Agreement among Foresight Autonomous Holdings Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 2.1 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

2(d)	Description of Securities (filed herewith).

4.1	Merger Agreement dated October 11, 2015, by and among the Company, Magna B.S.P. Ltd. and Foresight Automotive Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.1 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.2	Asset Transfer Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.2 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.3	Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as exhibit 4.3 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated by reference.

4.4	Form of Indemnification Agreement (unofficial English translation from Hebrew original), filed as Exhibit 4.4 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.5	Form of Exculpation Agreement, filed as Exhibit 99.1.2 to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

4.6	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.7	Employment Agreement dated January 5, 2016, by and between the Company and Haim Siboni (unofficial English translation from Hebrew original), filed as Exhibit 4.7 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.8	Services Agreement dated January 5, 2016, by and between the Company and Eli Yoresh (unofficial English translation from Hebrew original), filed as Exhibit 4.9 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.9	Share Purchase Agreement dated August 4, 2016, by and among Rail Vision Ltd, the Company and the other investors listed therein, filed as Exhibit 4.10 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38094) filed on March 20, 2019, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm (filed herewith).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statement of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the consolidated financial statements, tagged as blocks of text and in detail.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: March 31, 2020	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2019

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foresight Autonomous Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s lack of revenues and substantial operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company adopted the Financial Accounting Standards Board’s new standard related to leases using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 31, 2020

We have served as the Company’s auditor since 2016.

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2019	2018
	Note	USD in thousands

ASSETS

Current assets
Cash and cash equivalents		4,827	3,158
Short term deposits		5,233	12,506
Marketable equity securities		23	23
Other investments	4	—	345
Other current receivables	3	613	471
Total current assets		10,696	16,503

Non-current assets
Operating lease right of use asset		1,278	—
Investment in affiliated company	4	6,729	7,568
Fixed assets, net	5	631	787
Total non-current assets		8,638	8,355

TOTAL ASSETS		19,334	24,858

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables		498	344
Operating lease liability	9	411	—
Other current payables	7	1,130	947
Total current liabilities		2,039	1,291

Operating lease liability non-current	9	1,007	—
Derivative warrant liabilities	10	—	*

TOTAL LIABILITIES		3,046	1,291

Shareholders’ equity
Ordinary shares, NIS 0 par value; Authorized 1,000,000,000 shares; Issued and outstanding: 154,649,602 and 131,935,404 shares as of December 31, 2019 and December 31, 2018, respectively	11B	—	—
Additional paid in capital	11	65,681	57,521
Accumulated deficit		(49,393)	(33,954)
Total shareholders’ equity		16,288	23,567

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		19,334	24,858

* represents an amount less than USD 1.

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(dollars in thousands, except per share data)

		Year ended December 31,
		2019	2018	2017
	Note	USD in thousands

Research and development expenses, net	12	10,210	8,638	4,089

Marketing and sales expenses	13	1,350	987	1,015

General and administrative expenses	14	3,469	3,696	3,753

Operating loss		15,029	13,321	8,857

Equity in net loss (gain) of an affiliated company	4	839	2,905	(156)

Financial expenses (income), net	15	(429)	(1,569)	7,241

Net Loss		15,439	14,657	15,942

Basic and diluted loss per share (in USD)	2K	(0.10)	(0.12)	(0.17)

Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands		149,534	120,612	94,401

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Statements of Changes in Shareholders’ Equity

	Share Capital		Additional		Total
	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity
		USD in thousands

BALANCE AS OF JANUARY 1, 2017	73,062,687	—	8,024	(3,355)	4,669

CHANGES DURING 2017:
Issuance of ordinary shares and warrants	21,027,690	—	10,745	—	10,745
Exercise of warrants	14,496,403	—	22,249	—	22,249
Exercise of options	865,509	—	641	—	641
Share-based payment	50,000	—	2,455	—	2,455
Loss for the year	—	—	—	(15,942)	(15,492)

BALANCE AS OF DECEMBER 31, 2017	109,502,289	—	44,114	(19,297)	24,817

CHANGES DURING 2018:
Issuance of ordinary shares and warrants	21,963,411	—	11,208	—	11,208
Exercise of warrants	156,500	—	125	—	125
Exercise of options	288,204	—	34	—	34
Share-based payment	25,000	—	2,040	—	2,040
Loss for the year	—	—	—	(14,657)	(14,657)

BALANCE AS OF DECEMBER 31, 2018	131,935,404	—	57,521	(33,954)	23,567

CHANGES DURING 2019:
Issuance of ordinary shares	21,733,333	—	6,521	—	6,521
Derivative warrant liabilities classified in equity	—	—	1	—	1
Exercise of options	850,523	—	—	—	—
Share-based payment	130,342	—	1,638	—	1,638
Loss for the year	—	—	—	(15,439)	(15,439)

BALANCE AS OF DECEMBER 31, 2019	154,649,602	—	65,681	(49,393)	16,288

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Cash flows from Operating Activities
Loss for the year	(15,439)	(14,657)	(15,942)

Adjustments to reconcile loss to net cash used in operating activities:	3,578	3,184	11,151

Net cash used in operating activities	(11,861)	(11,473)	(4,791)

Cash Flows from Investing Activities
Changes in short term deposits	7,273	(337)	(11,779)
Investment in affiliated company	—	(5,065)	—
Proceeds from sales of other investments	21	—	—
Purchase of fixed assets	(103)	(733)	(271)

Net cash provided by (used in) investing activities	7,191	(6,135)	(12,050)

Cash flows from Financing Activities
Issuance of ordinary shares and warrants, net of issuance expenses	6,521	11,208	10,745
Proceeds from exercise of warrants	—	125	12,009
Proceeds from exercise of options	—	34	641
Net cash provided by financing activities	6,521	11,367	23,395

Effect of exchange rate changes on cash and cash equivalents	(182)	(237)	(282)

Increase (decrease) in cash and cash equivalents	1,669	(6,478)	6,272
Cash and cash equivalents at the beginning of the period	3,158	9,636	3,364

Cash and cash equivalents at the end of the period	4,827	3,158	9,636

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

Adjustments to reconcile loss to net cash used in operating activities:

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Share-based payment	1,638	2,040	2,455
Depreciation	259	235	49
Revaluation of derivative warrant liabilities	1	(2,071)	12,180
Equity in net loss (gain) of an affiliated company	839	2,905	(156)
Revaluation of other investments	324	(316)	(3,967)
Revaluation of securities classified as trading	—	(1)	(4)
Exchange rate changes on cash and cash equivalents	182	237	282

Changes in assets and liabilities:
Decrease (Increase) in other current assets	(142)	11	(378)
Increase in trade payables	154	14	226
Change in operating lease liability	110	—	—
Decrease in other payables	213	130	464

Adjustments to reconcile loss to net cash used in operating activities	3,578	3,184	11,151

Supplemental information for Cash Flow:

Non Cash Activities:

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Exercise of warrant investment (see note 4C2)	—	4,004	—

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 1 - GENERAL

A.	Foresight Autonomous Holdings Ltd. (the “Company”) was originally incorporated in Israel in September 1977 under the name “Golan Malechet Macshevet Ltd.” as a private company, and in April 1987 became a public company. In 2010, the Company changed its name to “Asia Development (A.D.B.M.) Ltd.” The Company’s Ordinary Shares are traded on the Tel Aviv Stock Exchange (“TASE”). In addition, since June 15, 2017 the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission (“SEC”). The ADSs are listed on The Nasdaq Capital Market, and the ratio of the Company’s Ordinary Shares to ADSs is 5:1. Effective January 5, 2016, the Company acquired (the “Acquisition Transaction”) 100% of the outstanding shares of Foresight Automotive Ltd. (“Foresight Ltd.”), a company incorporated in Israel, pursuant to a capital stock exchange agreement dated as of October 11, 2015, among the Company, Magna B.S.P. Ltd. (“Magna”), and Foresight Ltd. In exchange for the outstanding shares of Foresight Ltd., the Company issued to Magna a total of 35,884,116 of the Company’s Ordinary Shares representing approximately 64.50% of the Ordinary Shares then issued and outstanding after giving effect to the Acquisition Transaction. As a result of the Acquisition Transaction, Foresight Ltd. became a wholly owned subsidiary of the Company as of January 5, 2016 and, subsequent to the Acquisition Transaction, the Company changed its name to “Foresight Autonomous Holdings Ltd.” The Company and its subsidiaries Foresight Ltd. and Eye-Net Mobile Ltd (“Eye-Net”) are collectively referred to as the “Company” or the “Group”.

Foresight Ltd. was established in July 2015 by Magna in order to transfer all of Magna’s 3D computer vision research and development technology and business in the area of Advanced Driver Assistance Systems (“ADAS”) to a separate entity. As part of the reorganization, Magna transferred to Foresight Ltd. intellectual assets comprised mostly of know-how, software and algorithms developed by Magna.

Foresight Ltd. is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. The Company’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing and sensor fusion. In addition, Foresight Ltd., by means of its wholly owned subsidiary Eye-Net, is also engaged in the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions based on real-time spatial analysis of clients’ movement. V2X is a wireless technology that enables communication between the vehicles, infrastructure, and other devices in the vicinity, grid, home, and network.

The Group activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

B.	GOING CONCERN:

To date, the Company has not generated revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current financial resources and through additional raises of capital.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from outside potential investors and monetization of all or part of its holdings in its affiliated company, Rail Vision Ltd. (“Rail Vision”) However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

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

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars in accordance with the provisions of Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Translation.”

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

The fair value of derivative warrant liabilities (refer to Note 10) was estimated using the Black-Scholes formula based on inputs including (i) the price of the Company’s Ordinary Shares; (ii) the exercise price of the warrant; (iii) risk-free interest; (iv) term available to exercise or redeem the security and (v) the volatility of the Company’s Ordinary Shares during the relevant term.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

G.	Marketable equity securities:

Marketable equity securities classified as available-for-sale are recorded at fair value. The fair value is based on the quoted prices of such securities (level 1). Unrealized gains of available-for-sale securities are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses are included in financial expenses, net.

Marketable equity securities classified as trading are recorded at fair value. The fair value is based on the current market value. Unrealized gains and losses before the securities are sold are reported in the statement of comprehensive loss.

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

Investment in warrants to acquire ordinary shares of a privately held entity without a readily determinable fair value is recorded using the cost method of accounting, carrying the investment at historical cost. Where an equity security is without a readily determinable fair value, the Company may elect to estimate its fair value at cost minus impairment plus or minus changes resulting from observable price changes.

I.	Leases:

Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” was issued by the Financial Accounting Standards Board (“FASB”) in February 2016. The Company adopted ASU 2016-02 effective January 1, 2019 using the modified retrospective application, applying the new standard to leases in place as of the adoption date. Prior periods have not been adjusted. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02.

Arrangements that are determined to be leases at inception are recognized as long-term operating lease assets and lease liabilities in the consolidated balance sheet at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, the Company applies its incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

The Company elected to adopt a package of practical expedients offered by the FASB, which removes the requirement to reassess whether expired or existing contracts contain leases and removes the requirement to reassess the lease classification for any existing leases prior to the adoption date of January 1, 2019. The Company has also elected the practical expedient to include both lease and non-lease components as a single component and account for it as a lease. Additionally, the Company has made a policy election not to capitalize leases with a term of 12 months or less.

In accordance with ASC 360-10, “Impairment and Disposal of Long-Lived Assets,” management reviews operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

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

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statement of comprehensive loss.

Prior to the adoption of ASU 2018-07, “Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting,” on January 1, 2019, the Company accounted for stock options issued to non-employees under ASC 505-50, “Equity: Equity-Based Payments to Non-Employees,” which required the fair value of such non-employee awards to be re-measured at each quarter-end over the vesting period. After the adoption of ASU 2018-07, the accounting guidance is consistent with accounting for employee share-based compensation.

The Company estimates the fair value of stock options granted as equity awards using a Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the period, equal to the expected option term. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

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

The following table present summarized basic and diluted per Ordinary Share and per ADS:

	Year ended December 31,
	2019	2018	2017

Net Loss	15,439	14,657	15,942

Basic and diluted loss per Ordinary Share (in USD)	(0.10)	(0.12)	(0.17)

Basic and diluted loss per ADS (in USD)	(0.52)	(0.61)	(0.84)

Weighted average number of Ordinary Shares outstanding used in computing basic and diluted loss per share - in thousands	149,534	120,612	94,401

Weighted average number of ADSs outstanding used in computing basic and diluted loss per ADS - in thousands	29,907	24,122	18,880

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

L.	Research and development expenses, net:

Research and development expenses are charged to the statement of comprehensive loss as incurred.

M.	Reclassification:

Certain amounts in prior years consolidated financial statements have been reclassified to conform to the current year’s presentation.

N.	Recent Accounting Standards

In June 2016, the FASB issued a new standard, ASU 2016 -13, “Financial Instruments—Credit Losses,” requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard is effective beginning in the first quarter of 2020; early adoption is permitted starting from the first quarter of 2019. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations

NOTE 3 - OTHER CURRENT RECEIVABLES

	December 31,
	2019	2018
	USD in thousands
Governmental institutes	211	175
Prepaid expenses	339	207
Other receivables	63	89
	613	471

NOTE 4 - INVESTMENT IN AFFILIATED COMPANY

On August 4, 2016, the Company entered into a Share Purchase Agreement to acquire up to 36% of the share capital of Rail Vision at an average price per share of USD 60 and three types of warrants to purchase ordinary shares of Rail Vision: Warrant 1, Warrant 2 and Warrant 3 exercisable within 18 months, 30 months and 24 months following their issuance, at an exercise price of USD 189, USD 270 and USD 216, respectively.

Rail Vision was incorporated in Israel on April 18, 2016, and is a development stage company that is focused on train safety, accident prevention and enhanced efficiency in the rail industry.

On November 7, 2016, the Company and other investors completed the investment in Rail Vision. As a result, the Company purchased a total of 23,692 ordinary shares of Rail Vision at an average price per share equal to USD 60 and 23,692 of Warrants 1, 23,692 of Warrants 2 and 2,704 of Warrants 3. The Company’s total investment in Rail Vision amounted to USD 1,422 and was allocated to warrants investment and investment in the ordinary shares based on the relative fair value, as of the date of investment completion. As a result of completing the investment, the Company’s holdings in Rail Vision as of November 7, 2016 amounted to 32% (and 48% on a fully diluted basis).

As of December 31, 2019, the Company holds 24.12% (and 21.67% on a fully diluted basis) of Rail Vision.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

A.	Activity in investment in the affiliated company is as follows:

Investment in affiliated company
As of January 1, 2018	1,404
Exercise of warrant investment (see note 4C2)	9,069
Gain from issuance of shares to third party (see note 4A1)	453
Equity in net loss of affiliated company	(3,358)
As of December 31, 2018	7,568
Gain from issuance of shares to third parties (see note 4A3)	1,941
Equity in net loss of affiliated company	(2,780)
As of December 31, 2019	6,729

1.	From February through May 2018, Rail Vision raised USD 2,700 (gross) through private placements of its ordinary shares. As a result, the Company’s holdings in Rail Vision decreased from 32.74% to 29.71% (and 33.9% on a fully diluted basis) and the Company recorded a gain of USD 453 from issuance to a third party in “Equity in net loss (gain) of affiliated company”.

2.	During 2018, the Company increased its holdings in Rail Vision by exercising in full Warrants 1 and Warrants 3 (see note 4C2).

3.	During 2019, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems (“KB”), invested USD 10,000 in Rail Vision, in consideration of an issuance of an aggregate of 40,984 ordinary shares of Rail Vision, at a price per share equal to USD 244 (the “PPS”) representing a post investment valuation of approximately USD 47,000, reflecting 21.34% of Rail Vision’s issued and outstanding capital. KB has also been issued an aggregate of 14,903 warrants to purchase up to 14,903 of Rail Vision’s ordinary shares at an exercise price per share equal to the PPS. During 2019, a total of 3,007 warrants were exercised by KB and the remaining warrants expired. As of December 31, 2019, KB holds 21.19% of Rail Vision’s issued and outstanding share capital.

Following the KB investment and exercise of warrants by KB and third parties during the year ended December 31, 2019, the Company’s holdings in Rail Vision, as of December 31, 2019, decreased from 35.91% as of December 31, 2018, to 24.12%. As a result, the Company recorded a gain of USD 1,941 from issuance to third parties in “Equity in net loss (gain) of affiliated company.”

B.	The following tables presents summarized financial information derived from Rail Vision’s consolidated financial statements, which are prepared on the basis of US GAAP:

Balance sheet data:	As of December 31,
	2019	2018
	USD in thousands
Current assets	9,820	4,714
Long-term assets	2,228	846
Current liabilities	(1,113)	(633)
Long-term liabilities	(1,270)	—
Equity	(9,665)	(4,927)

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

Operating data:	Year ended December 31,
	2019	2018
	USD in thousands
Revenue	—	—
Operating loss	(10,046)	(8,598)
Net loss	(10,032)	(8,646)

C.	Warrants Investment

Activity in a warrants investment is as follows:

Other Investments
As of January 1, 2018	4,033
Warrants exercised (see note 4C2)	(4,004)
Revaluation of other investments (see note 4C1)	316
As of December 31, 2018	345
Warrants sold to third parties (see note 4C3)	(21)
Revaluation (see note 4C3)	(324)
As of December 31, 2019	—

1.	As a result of the observable price change in Rail Vision’s equity instruments as indicated by its private placements, the Company revalued the carrying value of warrants held by the Company to purchase shares of Rail Vision.

2.	On January 10, July 12 and November 1, 2018, the Company increased its holdings in Rail Vision by exercising warrants into 26,396 of Rail Vision’s ordinary shares (23,692 of Warrants 1 and 2,704 of Warrants 3) for an aggregate contribution of USD 9,069 of which USD 5,065 was paid in cash and USD 4,004 represented the fair value of the exercised warrants (previously recorded as other investments). Following the exercise, the Company’s holdings in Rail Vision as of November 1, 2018 amounted to 35.91% (and 33.81% on a fully diluted basis).

3.	During 2019, the Company sold to third parties a total of 4,194 of Warrants 2 for an aggregate price of USD 21. The remaining Warrants 2 expired on May 2, 2019. As a result, the Company recorded in its statement of comprehensive loss a net loss of USD 324.

NOTE 5 - FIXED ASSETS, NET

	December 31,
	2019	2018
	USD in thousands
Cost:
Computers and software	597	539
Office furniture and equipment	173	154
Leasehold improvements	346	389
	1,116	1,082
Less – accumulated depreciation	485	295
Fixed assets, net	631	787

Depreciation expenses for the years ended December 31, 2019 and December 31, 2018 were USD 259 and USD 235, respectively.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

Pursuant to section 14 of the Israeli Severance Pay Law, 5723-1963, the Company’s employees covered under this section are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with pension companies. Payments in accordance with section 14 relieve the Company from any future severance payments in respect of those employees.

NOTE 7 - OTHER CURRENT PAYABLES

	December 31,
	2019	2018
	USD in thousands

Employees and related expenses	882	648
Accrued expenses	208	295
Other payables	40	4
	1,130	947

NOTE 8 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

On January 28, 2019, the Company’s shareholders approved the extension of the research and development services agreement with Magna for software development in the area of ADAS. Subject to the conditions prescribed in the agreement, Magna will provide Foresight Ltd. with research and development services for a 12 month period with an option to extend the agreement for two additional periods. According to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235 (approximately USD 68).

B.	Israel Innovation Authority

Magna obtained grants from the Israel Innovation Authority (“IIA”) for participation in research and development for the years 2011 through 2013, and, in return, further to the acquisition transaction, the Company is obligated to pay royalties amounting to 3%-5% of its future sales up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of LIBOR per annum.

Through the years ended December 31, 2019, 2018 and 2017 total grants obtained amounted to USD 615, USD 567 and USD 613, respectively.

The refund of the grants is contingent upon the successful outcome of the Company’s research and development programs and the attainment of sales. The Company has no obligation to refund these grants if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the government on a project-by-project basis. If the project fails, the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 9 - LEASES

On January 1, 2019, the Company adopted ASU 2016-02 using the modified retrospective approach for all lease arrangements at the beginning of the period of adoption. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02. The Company leases facilities and vehicles under operating leases. At December 31, 2019, the Company’s right of use assets and lease liabilities for operating leases totalled $1,278 and $1,418, respectively. The impact of adopting the new lease standard was not material to the Company’s consolidated statement of comprehensive loss for the periods presented.

Supplemental cash flow information related to operating leases was as follows:

Year Ended December 31, 2019
Cash payments for operating leases	$438
New operating lease assets obtained in exchange for operating lease liabilities	$1,590

As of December 31, 2019, the Company’s operating leases had a weighted average remaining lease term of 3.2 years and a weighted average discount rate of 5%. Future lease payments under operating leases as of December 31, 2019 were as follows:

Operating Leases
2020	$422
2021	365
2022	347
2023	346
2024	86
Total future lease payments	1,566
Less imputed interest	(148)
Total lease liability balance	$1,418

The following are the future minimum lease payments with initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2018:

2019	$412
2020	373
2023	90
Total future lease payments	$875

NOTE 10 - DERIVATIVE WARRANTS LIABILITIES (refer to note 11B1)

Fair Value Measurements:

Level 3 Measurements:

As quoted prices in active markets for identical or similar financial instruments are not available, the Company uses directly and indirectly observable inputs in the valuation of its derivative warrant liabilities, based on the Black-Scholes formula. The following inputs were used in the fair value measurement of these derivative warrant liabilities:

Weighted average of inputs	As of February 18,	As of December 31,
	2019*	2018
Share price	$0.34	$0.33
Exercise price	$1.08	$1.02
Expected volatility	52.1%	73.7%
Risk-free interest	0.45%	0.48%
Dividend yield	0%	0%
Expected life of up to (years)	0.87	0.16

*	On February 18, 2019, the Company modified the expiration date of 9,752,984 and 2,028,568 outstanding Series B warrants from February 28, 2019 and May 16, 2019, respectively, both to December 31, 2019.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

In addition, the Company modified the exercise price of Series B warrants from NIS 4 to $1.08 per share. Upon modification of the exercise price to an amount denominated in the functional currency of the Company, the Company concluded that Series B warrants included no features which would preclude equity classification. Accordingly, the fair value of the warrants as of the modification date was classified to equity. Changes in fair value from December 31, 2018 through February 18, 2019, were recorded as finance expense in the statement of comprehensive loss.

Warrants	Issuance Date	Outstanding and Exercisable as of December 31, 2018	Exercise Price Per Share	Exercisable Through

Series B (11B(a))	Mar-2016	9,752,984	NIS4 ($1.53)	December 2019
Series B (11B(a))	May-2016	2,028,568	NIS4 ($1.53)	December 2019
Series E (11B(a))	Oct-2016	2,687,197	NIS3 ($0.86)	October 2019

The outstanding balance of 11,781,552 Series B warrants expired on December 31, 2019.

The outstanding balance of 2,687,197 Series E warrants expired on October 26, 2019.

NOTE 11 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of shares, warrants and options

1.	Private placements

(a)	During 2016, the Company raised USD 6,835 (gross) through private placements of its Ordinary Shares. The Company issued a total of 15,050,032 Ordinary Shares (NIS 1.75 per share, approximately $0.45 per share), and a total of 12,022,835 Series A warrants, 13,565,691 Series B warrants and 3,178,557 Series E warrants at an exercise price of NIS 3, NIS 4, NIS 3, respectively, to purchase 1 Ordinary Share for every share purchased in the private placement agreements. After deducting closing costs and fees, the Company received net proceeds of approximately USD 6,245.

In accordance with ASC 815, “Derivatives and hedging”, as the exercise price of Series A warrants and Series B warrants and Series E warrants is denominated in a currency other than the Company’s functional currency, the warrants were recorded in liabilities at their fair value as of the date of issuance, in the total amount of USD 1,978. Issuance expenses attributable to the warrants were recorded in the statements of operations. The remainder of the proceeds, allocated to the Ordinary Shares issued, in the amount of USD 4,444, net of issuance expenses attributable to the Ordinary Shares, was recorded in equity.

As of December 31, 2019, the Series A warrants were exercised in full, the outstanding balance of Series B warrants and Series E warrants in a total of 11,781,552 and 2,687,197, respectively, expired (see note 10).

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

(b)	On March 29 and April 23, 2017, the Company raised USD 11,645 (gross) through three private placements of its Ordinary Shares. The Company issued as follows:

(1)	A total of 12,363,413 Ordinary Shares, (NIS 1.90 per share, approximately $0.52 per share) and a total of 12,784,331 Series F warrants to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.80 per share which are exercisable until the 24 month anniversary of the date of issuance.

(2)	A total of 6,580,945 Ordinary Shares, (NIS 2.10 per share, approximately $0.58 per share) and a total of 6,736,183 Series F warrants to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.80 per share which are exercisable until the 24 month anniversary of the date of issuance.

(3)	A total of 2,083,332 Ordinary Shares, (NIS 2.40 per share, approximately $0.66 per share) and a total of 1,051,665 Series G warrants to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.95 per share which are exercisable until the 18 month anniversary of the date of issuance.

After deducting closing costs and fees, the Company received net proceeds of approximately USD 10,745.

1,001,665 Series G warrants expired on October 26, 2018.

On February 18, 2019, the Company modified the expiration date of 12,296,976 and 6,736,183 outstanding Series F warrants from March 28, 2019, and April 23, 2019, respectively, both to December 31, 2019.

On December 29, 2019, the Company modified the expiration date of the outstanding Series F warrants from December 31, 2019 to June 30, 2020.

As of December 31, 2019, the outstanding balance of Series F warrants is 18,917,985.

(c)	On June 21 and June 25, 2018, the Company raised USD 12,351 (gross) through a private placement of its Ordinary Shares with several leading Israeli institutional investors and several private investors. The Company issued a total of 21,963,411 Ordinary Shares, (NIS 2.05 per share, approximately $0.56 per share). In addition, the Company issued Series F-1 warrants to purchase 22,067,679 Ordinary Shares at an exercise price of $0.80 per share, exercisable until the 24 month anniversary of the date of issuance.

After deducting closing costs and fees, the Company received net proceeds of approximately USD 11,208.

As of December 31, 2019, the outstanding balance of Series F-1 warrants is 22,067,679.

(d)	On January 27, 2019, the Company entered into a development agreement for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd. (“RH”). According to the agreement, RH purchased 1,233,333 Ordinary Shares for a total consideration of USD 1,000 at a price per share of NIS 3 (approximately $1.23 per share).

2.	Public Offering

On March 19, 2019, the Company raised USD 6,150 (gross) through a public offering of its ADSs. The Company issued a total of 4,100,000 ADSs (20,500,000 Ordinary Shares) at $1.50 per ADS. After deducting closing costs and fees, the Company received proceeds of approximately USD 5,521, net of issuance expenses.

3.	Shares and warrants to service providers:

(a)	Shares granted to service providers:

On November 12, 2017, the Company issued 50,000 Ordinary Shares to a service provider. The Company recorded in its 2017 statement of comprehensive loss an expense of USD 53 in respect of such grant, included in general and administrative expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

On February 14, 2018, the Company issued 25,000 Ordinary Shares to a service provider. The Company recorded in its 2018 statement of comprehensive loss an expense of USD 19 in respect of such grant, included in general and administrative expenses.

On July 2, 2019, the Company issued 130,342 Ordinary Shares to a service provider. The Company recorded in its 2019 statement of comprehensive loss an expense of USD 50 in respect of such grant, included in general and administrative expenses.

(b)

Warrants and Options granted to service providers:

The fair value for the warrants granted to service providers was estimated on the measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 75.7%, risk free interest rates of 0.51%, dividend yields of 0% and a weighted average life of the options of one – 2.6 years.

(1)	On March 1, 2016, the Company granted to a management consulting service provider 1,000,000 options to purchase 1,000,000 Ordinary Shares at an exercise price of NIS 3 (approximately $0.77 at the grant date). These options vest in eight quarterly tranches over a period of two years (consistent with the contractual term of the service) and expire three years from the vesting date in relation to each tranche. The Company recorded in its 2018 and 2017 statement of comprehensive loss an expense of USD 37 and USD 227, respectively, in respect of such grant, included in general and administrative expenses.

(2)	On March 29 and April 23, 2017, the Company granted to an intermediator in its March and April 2017 private placements 576,156 Series F warrants to purchase 576,156 Ordinary Shares at an exercise price of USD 0.80. These options expire 24 months after their grant date and were fully vested as of their grant date. In respect of the portion of such grant allocated to the instruments issued in the private placements, the relating compensation costs were recorded in equity with no impact on the statement of comprehensive loss. As of December 31, 2019, the outstanding balance of Series F warrants is 430,127.

(3)	On April 23, 2017, the Company granted to an intermediator in its April 2017 private placement 10,000 Series G warrants to purchase 10,000 Ordinary Shares at an exercise price of USD 0.95. These options expire 18 months after their grant date and were fully vested as of their grant date. In respect of the portion of such grant allocated to the instruments issued in the private placement, the relating compensation costs were recorded in equity with no impact on the statement of comprehensive loss.

(4)	On February 1, 2017, the Company granted to two service providers 380,000 options to purchase 380,000 Ordinary Shares at an exercise price of NIS 1.95 (approximately $0.52 per share at the grant date). The options vested over the next 11 quarters until fully vested on September 30, 2019. The Company recorded in its 2019, 2018 and 2017 statement of comprehensive loss an expense of USD 9, USD 29 and USD 88, respectively, in respect of such grant, included in general and administrative expenses.

(5)	On April 19, 2017, the Company granted to several service providers options to purchase a total of 220,000 Ordinary Shares at an exercise price of NIS 1.95 (approximately $0.45 per share at the grant date). The options vested from 2017 through 2019. The Company recorded in its 2019, 2018 and 2017 statement of comprehensive loss an expense of USD 4, USD 9 and USD 71, respectively, in respect of such grant, included in general and administrative expenses.

(6)	On August 27, 2017, the Company granted to Magna’s employees options to purchase a total of 970,000 Ordinary Shares at an exercise price of NIS 3.57 (approximately $0.99 per share at the grant date). The options vested over 12 quarters until fully vested on December 31, 2019. On September 23, 2019, the Company approved a modification of outstanding options held by Magna’s employees from an exercise price of NIS 3.57 per share to an exercise price of NIS 1.95 (approximately $0.56) per share. The Company immediately recognized the additional fair value attributable to vested options of approximately USD 21, as stock compensation expenses. The Company recorded in its 2019, 2018 and 2017 statement of comprehensive loss an expense of USD 37, USD 43 and USD 112, respectively, in respect of such grant, included in research and development expenses.

(7)	On August 2017, the Company granted to several service providers options to purchase a total of 550,000 Ordinary Shares at an exercise price of NIS 6.96 (approximately $1.97 per share at the grant date). The options vested from 2017 through 2020. The Company recorded in its 2019, 2018 and 2017 statement of comprehensive loss an expense of USD 5, USD 17 and USD 14, respectively, in respect of such grant, included in marketing and sales and in general and administrative expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

(8)	On November 30, 2017, the Company granted to several service providers options to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 5.15 (approximately $1.47 per share at the grant date). The options vest from 2018 through 2020. On September 2, 2019, the Company approved a modification of the outstanding options from an exercise price of NIS 3.78 to an exercise price of NIS 1.95 (approximately $0.56 per share). The Company recorded in its 2019, 2018 and 2017 statements of comprehensive loss an expense of USD 6, USD 3 and USD 3, respectively, in respect of such grant, included in general and administrative expenses.

(9)	On March 25, 2018, the Company granted to service provider options to purchase a total of 500,000 Ordinary Shares at an exercise price of NIS 3 (approximately $0.86 per share at the grant date). The options vested equally over a period of 4 quarters ending January 1, 2019. The Company recorded in its 2018 statement of comprehensive loss an expense of USD 78 in respect of such grant, included in general and administrative expenses.

(10)	On April 23, 2018, the Company granted to service provider options to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). The options vested as to one third of the options after one year and balance of the remaining options vest equally over eight quarters until fully vested on March 31, 2021. On March 20, 2019, the Company approved a modification of the outstanding options from an exercise price of NIS 3.78 to an exercise price of NIS 1.95 (approximately $0.56 per share). The Company recorded in its 2019 statement of comprehensive loss an expense of USD 5, in respect of such grant, included in marketing and sales.

(11)	On June 21 and June 25, 2018, the Company granted to an intermediator in its private placement 104,268 Series F-1 warrants to purchase 104,268 Ordinary Shares at an exercise price of USD 0.80. These options expire 24 months after their grant date and were fully vested as of their grant date. In respect of the portion of such grant allocated to the instruments issued in the private placement, the related compensation costs were recorded in equity with no impact on the statement of comprehensive loss. As of December 31, 2019, the outstanding balance of Series F-1 warrants is 104,268.

(12)	On July 17, 2019, the Company granted to service provider options to purchase a total of 25,000 Ordinary Shares at an exercise price of NIS 1.95 (approximately $0.56 per share at the grant date). The options vest equally over eight quarters until fully vested on March 31, 2021.

4.	Shares and options to employees

(a)	Incentive Plan

In November 2015, the Board of Directors of the Company authorized a share option plan (“2016 Equity Incentive Plan”). The 2016 Equity Incentive Plan provides for the grant of share options to service provider, employees and office holders of the Company. Awards may be granted under the 2016 Equity Incentive Plan until November 2025.

According to the 2016 Equity Incentive Plan, the aggregate number of Ordinary Shares that may be issued pursuant to awards will not exceed 15% of the Company’s capital on a fully diluted basis.

(b)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	As of December 31,
	2019	2018

Exercise price	$0.55	$1.02-$1.08
Expected volatility	66%-78%	66%-69%
Risk-free interest	0.29%-0.79%	0.48%-0.83%
Expected life of up to (years)	2.25-3.28	3.01-3.56

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

The following table summarizes the option activity for the year ended December 31, 2019 for options granted to employees, officers and directors:

	As of December 31,
	2019			2018
	Number of Options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Number of Options	Weighted average exercise price	Weighted Average remaining contractual term (in years)
Outstanding at beginning of period (a)	11,544,622	$0.76		10,541,954	$0.69
Granted (b)	3,775,000	$0.55		2,740,000	$1.06
Exercised	(1,200,000)	$0.08		(314,415)	$0.21
Forfeited	(1,270,834)	$0.78		(1,422,917)	$1.16
Outstanding at the end of period	12,848,788	$0.63	1.16	11,544,622	$0.76	1.49
Exercisable at the end of period	8,200,872		0.59	6,914,622		1.14

As of December 31, 2019, there was USD 614 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 1.65 years.

(a)	Options Granted during 2016, 2017 and 2018

On April 17, 2016, the Company granted to its Chief Financial Officer options to purchase an aggregate of 1,794,205 Ordinary Shares at an exercise price of $0.08 per share. The options vested over 10 quarters until fully vested on June 30, 2018. The Company recorded in its 2018 and 2017 statements of comprehensive loss expenses of USD 173 and USD 346, respectively, each year in respect of such grant, included in general and administrative expenses.

On January 26, 2017, the Company granted to three members of its Board of Directors options to purchase an aggregate of 300,000 Ordinary Shares, each, at an exercise price of NIS 1.95 (approximately $0.52 per share at the grant date). The options vested over 12 quarters until fully vested on September 30, 2019. On September 23, 2019, the Company approved an extension for an additional year of the respective exercise periods of 675,000 out of the 900,000 options to purchase the Company’s Ordinary Shares previously granted to its Board of Directors and vested during 2017 and 2018, so that the exercise period thereof will be four years. The Company recorded in its 2019, 2018 and 2017 statement of comprehensive loss an expense of USD 35, USD 45 and USD 56, respectively, in respect of such grant, included in general and administrative expenses.

On May 4, 2017, the Company granted to its Chief Executive Officer options to purchase an aggregate of 2,000,000 Ordinary Shares at an exercise price NIS 2.31 (approximately $0.64 per share at the date grant). The options vest over 12 quarters until fully vested on December 31, 2019. The Company recorded in its 2019, 2018 and 2017 statements of comprehensive loss an expense of USD 459 each year, in respect of such grant, included in general and administrative expenses.

On May 4, 2017, the Company granted to three of its senior officers options to purchase an aggregate of 700,000 Ordinary Shares, each, at an exercise price NIS 1.95 (approximately $0.52 per share at the date grant). The options vested over 12 quarters until fully vested on December 31, 2019. The Company recorded in its 2019, 2018 and 2017 statements of comprehensive loss an expense of USD 440, USD 527 and USD 615, respectively, in respect of such grant.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

On August 27, 2017, the Company granted to four members of its Board of Directors options to purchase an aggregate of 300,000 Ordinary Shares, each, at an exercise price of NIS 6.13 (approximately $1.7 per share at the grant date). The options vested over 12 quarters until fully vested on September 30, 2019 for two of the directors and on July 16, 2020 for the other. On September 23, 2019, the Company approved an extension for an additional year of the respective exercise periods of 100,000 out of the 300,000 options to purchase the Company’s Ordinary Shares previously granted to one member of Board of Directors and vested during 2017 and 2018, so that the exercise period thereof will be four years. The Company recorded in its 2019, 2018 and 2017 statement of comprehensive loss an expense of USD 95, USD 102 and USD 107, respectively, in respect of such grant, included in general and administrative expenses.

On November 30, 2017, the Company granted to its Chief Operating Officer options to purchase an aggregate of 700,000 Ordinary Shares at an exercise price NIS 3.78 (approximately $1.08 per share at the date grant). The options vest over 12 quarters until fully vested on September 30, 2020. The Company recorded in its 2019, 2018 and 2017 statements of comprehensive loss an expense of USD 105, USD 95 and USD 24, respectively, in respect of such grant, included in in research and development expenses.

During 2017, the Company granted to its employees options to purchase an aggregate of 2,175,000 Ordinary Shares at an average exercise price of $0.96 per share. The options vest over 12 quarters until fully vested.

On June 18, 2018, the Company issued options to purchase 100,000 Ordinary Shares to its chairman of the Board of Directors at an exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). One third of the options vested after one year and the balance of the remaining options vest over eight quarters until fully vested on March 31, 2021. The Company recorded in its 2019 and 2018 statements of comprehensive loss an expense of USD 5 and USD 4, respectively, in respect of such grant, included in general and administrative expenses.

During 2018, the Company granted options to purchase 2,640,000 Ordinary Shares to its employees at an average exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). One third of the options vested after one year and the balance of the remaining options vest over eight quarters until fully vested.

(c)	Options Granted during 2019

On March 20, 2019, in accordance with the terms of the Company’s 2016 Equity Incentive Plan, the Company’s Board of Directors approved a modification of outstanding options held by officers and employees that had an exercise price of NIS 3.78 per share and reduced the exercise price to NIS 1.95 per share. This resolution was effective from May 6, 2019, after receiving approval from the Israeli Tax Authorities. The Company calculated the fair value of such options immediately before and after the modification. The Company immediately recognized the additional fair value attributable to vested options, approximately $27, as stock compensation expenses. The additional fair value resulting from the modification, approximately $54, is being expensed over the remaining vesting period of the modified options.

During 2019, the Company issued options to purchase 2,575,000 Ordinary Shares to its employees at an exercise price of NIS 1.95 (approximately $0.54 per share at the grant date). One third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested.

On September 23, 2019, the Company granted to four members of its Board of Directors options to purchase an aggregate of 300,000 Ordinary Shares, each, at an exercise price of NIS 1.95 (approximately $0.56 per share at the grant date). The options vest over 12 quarters until fully vested on July 31, 2022. The Company recorded in its 2019 statement of comprehensive loss an expense of USD 18, in respect of such grant, included in general and administrative expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

5.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options granted to employees, directors and service providers was comprised, at each period, as follows:

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Research and development	568	621	491
Marketing and sales	214	196	443
General and administrative	856	1,223	1,521
Total share-based compensation expense	1,638	2,040	2,455

NOTE 12 - RESEARCH AND DEVELOMENT, NET

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Payroll and related expenses (*)	5,679	5,793	2,083
Subcontracted work and consulting	3,123	1,744	1,238
Share-based payments to service provider	37	43	112
Rent and office maintenance	720	629	281
Travel expenses	236	76	79
Other	492	393	296
Sales of prototypes	(77)	(40)	—
	10,210	8,638	4,089

(*)	Includes share-based payment of USD 531, USD 578 and USD 379 in 2019, 2018 and 2017, respectively.

NOTE 13 - MARKETING AND SALES

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Payroll and related expenses (*)	870	489	744
Exhibitions, conventions and travel expenses	172	189	113
Consultants	212	249	128
Other	96	60	30
	1,350	987	1,015

(*)	Includes share-based payment of USD 206, USD 182 and USD 438 in 2019, 2018 and 2017, respectively.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 14 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Payroll and related expenses (*)	1,534	1,776	1,532
Share-based payments to service providers	75	179	452
Professional services	1,151	1,071	1,213
Directors fees and insurance (**)	404	361	320
Travel expenses	41	54	65
Rent and office maintenance	195	131	38
Other	69	124	133
	3,469	3,696	3,753

(*)	Includes share-based payment of USD 625, USD 893 and USD 905 in 2019, 2018 and 2017, respectively.
(**)	Includes share-based payment of USD 156 USD 151 and USD 164 in 2019, 2018 and 2017, respectively.

NOTE 15 - FINANCIAL EXPENSE (INCOME) NET

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Revaluation of securities, net	—	(1)	(15)
Revaluation of other investments	324	(316)	(3,967)
Revaluation of derivative warrant liabilities	1	(2,071)	12,180
Exchange rate differences	(601)	1,000	(918)
Other	(153)	(181)	(39)
	(429)	(1,569)	7,241

NOTE 16 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 24% in the year 2017, and reduced to 23% in the year 2018 and onwards. Such tax rate changes had no significant impact on the Company’s financial statements.

2.	As of December 31, 2019, the Company generated net operation losses of approximately USD 25,077, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues; therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

	December 31,
	2019	2018	2017
Deferred tax assets:	USD in thousands

Operating loss carryforward	25,077	18,711	8,838

Deferred taxes due to carryforward losses	5,768	4,303	2,033

Valuation allowance	(5,768)	(4,303)	(2,033)
Net deferred tax asset	—	—	—

4.	The Company has no uncertain tax positions and foreign sources of income.

5.	The Company has final tax assessments until and including 2016.

NOTE 17 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions:

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Subcontracted work and consulting	722	660	666
Share-based payments to service provider	37	43	112
	759	703	778

B.	Balances:

	As of December 31,
	2019	2018
	USD in thousands

Other accounts payable	67	53
	67	53

NOTE 18 – SUBSEQUENT EVENTS

A.	On March 11, 2020, the World Health Organization declared Coronavirus disease (“COVID-19”) as a pandemic. The extent of COVID-19’s effect on the Company’s operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, to date, the Company has taken actions to reduce its operating expenses in the short term. It is not currently possible to ascertain the overall impact of COVID-19 on the Company’s activity and the ability to future funds its operation.

B.	On March 12, 2020, the Company granted options to purchase 550,000 Ordinary Shares to employees at an exercise price of NIS 1.95 (approximately $0.54 per share at the grant date).

In accordance with ASC 855, “Subsequent Events,” the Company evaluated subsequent events through the date the consolidated financial statements were issued. The Company concluded that no other subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

Rail Vision Ltd.

Financial Statements

As of December 31, 2019

Rail Vision Ltd.

Financial Statements

As of December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RAIL VISION LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2019 and 2018 and the related statements of comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company adopted the Financial Accounting Standards Board’s new standard related to leases using the modified retrospective approach.

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
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 31, 2020

We have served as the Company’s auditor since 2016.

Rail Vision Ltd.

Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2019	2018

ASSETS

Current assets
Cash and cash equivalents		$9,120	$4,077
Restricted cash		180	166
Deferred expenses	7D (1)	331	204
Other current assets	3	189	267
Total current assets		9,820	4,714

Right of use of asset	12	1,521	--
Deferred expenses	7D (1)	196	317
Fixed assets, net	4	511	529
		2,228	846

TOTAL ASSETS		12,048	5,560

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		137	88
Lease liability - current	12	295	--
Other accounts payable	5	681	545
Total current liabilities		1,113	633

Lease liability non-current	12	1,270	--

TOTAL LIABILITIES		2,383	633

Shareholders’ equity
Ordinary shares, NIS 0.01 par value; Authorized 1,000,000 shares; Issued and outstanding: 207,650 and 139,485 shares as of December 31, 2019 and December 31, 2018, respectively	7	(*)	(*)
Additional paid in capital	7	33,077	18,307
Accumulated deficit		(23,412)	(13,380)
Total shareholders’ equity		9,665	4,927

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,048	5,560

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2019	2018

Research and development expenses	9	$7,156	$5,829

General and administrative expenses	10	2,890	2,769

Operating loss		10,046	8,598

Financial expenses (income), net		(14)	48

Net loss		10,032	8,646

Basic and diluted loss per share		$(54.91)	$(69.07)

Weighted average number of shares outstanding used in computing basic and diluted loss per share		182,685	125,184

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Changes in Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Share Capital		Additional		Total
	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

BALANCE AS OF DECEMBER 31, 2017	95,818	(*)	7,579	(4,734)	2,845

CHANGES DURING 2018:
Issuance of Ordinary Shares and warrants	6,417	(*)	2,511	--	2,511
Issuance of shares as a result of exercise of warrants	37,250	--	6,750	--	6,750
Share-based payment	--	--	1,467	--	1,467
Loss for the year	--	--	--	(8,646)	(8,646)

BALANCE AS OF DECEMBER 31, 2018	139,485	(*)	18,307	(13,380)	4,927

CHANGES DURING 2019:
Issuance of Ordinary Shares and warrants	40,984	(*)	9,941	--	9,941
Issuance of shares as a result of exercise of warrants	27,181	(*)	3,472	--	3,472
Share-based payment	--	--	1,357	--	1,357
Loss for the year	--	--	--	(10,032)	(10,032)

BALANCE AS OF DECEMBER 31, 2019	207,650	(*)	33,077	(23,412)	9,665

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2018

Cash flows from operating activities
Loss for the year	$(10,032)	$(8,646)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	183	141
Share-based compensation	1,357	1,145
Change in lease liability	122	--

Changes in operating assets and liabilities:

Decrease (increase) in other current assets	(6)	112
Increase in trade accounts payable	36	69
Increase in other accounts payable	136	60

Net cash used in operating activities	(8,204)	(7,119)

Cash flows from investing activities
Purchase of fixed assets	(152)	(391)

Net cash used in investing activities	(152)	(391)

Cash flows from financing activities:
Issuance of Ordinary Shares and warrants, net of issuance expenses	9,941	2,511
Proceeds from exercise of Warrants, net of issuance expenses	3,472	6,750

Net cash provided by financing activities	13,413	9,261

Increase in cash, cash equivalents and restricted cash	5,057	1,751
Cash, cash equivalents and restricted cash at the beginning of the period	4,243	2,492

Cash, cash equivalents and restricted cash at the end of the period	9,300	4,243

Non Cash Activities:	Year ended December 31,
	2019	2018

Increase in Deferred expenses against additional paid in capital	303	475
Right-of-use assets obtained in exchange for new operating lease obligations	1,768	--

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

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of long-lived assets (Cont.):

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

Prior to the adoption of ASU 2018-07, Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting, on January 1, 2019, the Company accounted for stock options and issued to non-employees under ASC 505-50 Equity: Equity-Based Payments to Non-Employees, which required the fair value of such non-employee awards to be re-measured at each quarter-end over the vesting period. After the adoption of ASU 2018-07, the accounting guidance is consistent with accounting for employee share-based compensation.

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

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases.” Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases.” Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. We adopted Topic 842 effective January 1, 2019 using a modified retrospective method and not restated comparative periods. See Note 12 for additional information.

In June 2016, the FASB issued a new standard, ASU 2016-13 - “Financial Instruments—Credit Losses”, requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard is effective beginning in the first quarter of 2020; early adoption is permitted starting from the first quarter of 2019. The Company do not expect that the adoption of this standard will have a significant impact on the financial position or results of operations.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company does not expect that the adoption of this standard will have a significant impact on the financial position or results of operations.

NOTE 3	-	OTHER CURRENT ASSETS

A.	Composition:

	December 31,
	2019	2018

Governmental institutes	$180	$151
Advances for purchase of fixed assets	--	13
Prepaid expenses	--	17
Loan granted to a founder (See Note 3B)	--	2
Other	9	84
	189	267

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 3	-	OTHER CURRENT ASSETS (Cont.)

B.	On January 2018, the Company granted to one of its founders a loan in the amount of NIS 100 (approximately $27) which was repaid in 12 equal monthly payments and was fully paid on January 2019 and Beard annually interest of 3.41%.

NOTE 4	-	FIXED ASSETS, NET

	December 31,
	2019	2018
Cost:

Computers and software	$475	$417
Laboratory equipment	174	94
Furniture and office equipment	111	107
Leasehold improvement	132	109
	892	727
Accumulated depreciation:

Computers and software	$325	173	$
Laboratory equipment	15	5
Furniture and office equipment	21	12
Leasehold improvement	20	8
	381	198

Depreciated cost	511	529

Depreciation expenses for the year ended December 31, 2019 and 2018 were $183 and $141, respectively.

NOTE 5	-	OTHER ACCOUNTS PAYABLE

	December 31,
	2019	2018

Employees and related expenses	$569	$417
Accrued expenses	112	120
Other payables	--	8
	681	545

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6	-	COMMITMENTS AND CONTINGENCIES LIABILITIES

Agreement with Israel Railways

On August 3, 2016, the Company signed a cooperation agreement with Israel Railways (“IR”) for development, marketing, distribution and sale of the Company’s system services. Pursuant to the cooperation agreement, the Company agreed to pay the following:

1.	Until the earlier of (i) the consummation of an initial public offering (“IPO”), or (ii) the consummation of a change of control (as such term is defined in the agreement):

a.	a finders’ fee commission, payable on a quarterly basis, at a fixed rate equal to 10% of the net sales (as such term is defined in the agreement) derived from Introduced parties (as such term is defined in the agreement) (the “Finder Payment”);

b.	royalties, payable on a quarterly basis, at a fixed rate of 2.5% of the net sales excluding net sales subject to the Finder Payment; and

c.	warrants to purchase up to 2.25% of the Company’s issued and outstanding share capital as of the date of exercise of the most preferable class of shares of the Company as set forth in the agreement. See note 7D (1).

2.	In the event of (i) an IPO or (ii) change of control, 1.5% of the Exit Consideration (as such term is defined in the agreement) payable in connection with such IPO or a change of control.

As of December 31, 2019, and 2018, the Company has no commitment for royalties or finder’s fees.

On January 19, 2020, the parties have signed a revised agreement (the “New Agreement”)

The major changes in the New Agreement are as follow:

●	The provision regarding the “Finder Payment” was revised in the manner that rate of the commission, as well as payment period, will be agreed between the parties on ad-hoc basis, based on good faith reasonable business judgment and terms then customary in the market.

●	Under the New Agreement the royalties period, was set for an earlier of (i) an IPO, (ii) a change in control, or (iii) 5 years following the first commercial sale of RV’s products, while the rate of the royalties was increased to 2.75%.

●	Under the New Agreement the amount of shares, underlying the IR warrant was set forth on 4,442 ordinary shares.

●	IR shall be entitled to purchase RV’s products, licenses and services, for use by IR, at a price equal to 50% of the lowest price then charged by RV from third parties.

NOTE 7	-	SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7	-	SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of shares and warrants:

(1)	At inception, the Company issued 40,000 Ordinary Shares, NIS 0.01 par value per share, to the Company’s founders for no consideration.

(2)	In August and November 2016, the Company raised $2,000 (gross) through private placements of its Ordinary Shares. The Company issued 33,318 Ordinary Shares ($60.03 per share) and 71,263 warrants to purchase Ordinary Shares. The warrants consist of: (i) 33,318 Series A Warrants exercisable within 18 months, at an exercise price per share of $189.09, (ii) 33,318 Series B Warrants exercisable within 30 months, at an exercise price per share of $270.13, and (iii) 4,627 Series C Warrants exercisable within 24 months, at an exercise price per share of $216.10. The net proceeds, after deducting closing costs and fees, amounted to $1,960.In addition a convertible note was converted into 721 Ordinary Shares.

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

(3)	In September and October 2017, the Company raised $5,843 (gross) through private placements of its Ordinary Shares. The Company issued 21,629 Ordinary Shares ($270.13 per share) and 21,629 warrants (consisting of 6,339 Series D Warrants at an exercise price per share of $284.36 and 15,290 Series E Warrants at an exercise price per share of $255.7) to purchase Ordinary Shares. Both of the warrants are exercisable within 18 months. The net proceeds, after deducting closing costs and fees, amounted to $5,280. In addition, after deducting share based compensation granted to a finder, which related compensation costs were recorded in equity, the increase of the Company’s equity amounted to approximately $5,192 (see Note 7D(3)).

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

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7	-	SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of shares and warrants (Cont.)

(4)	During February through May 2018, the Company raised $2,700 (gross) through private placements of its Ordinary Shares (“SPA 2018”). The Company issued 4,201 Ordinary Shares ($642.48 per share). The net proceeds, after deducting closing costs and fees, amounted to $2,511.

The agreements for SPA 2018 include an anti-dilution protection, such that in the event that within a period of 15 months as of the closing date of the share purchase agreement, the Company will issue new securities, or upon an exit event as defined in the share purchase agreement, an applicable number of Ordinary Shares will be issued to the purchasers of the Ordinary Shares to retroactively adjust their effective purchase price to equal a 30% discount of the purchase price of such new securities, or the price per share underlying such exit event, as applicable, provided that in no event shall the adjusted price per share exceed the original price per share. In the event an exit event or an issuance of new securities is not consummated during a period of 15 months as of the closing date, an applicable number of Ordinary Shares will be issued to the purchasers of the Ordinary Shares to retroactively adjust their effective price per share to $458.92.

The investment transaction detailed in (5) below, has triggered anti-dilution rights of the SPA 2018 shareholders (as detailed above) and accordingly additional of 11,608 Ordinary Shares of the Company have been issued to these shareholders.

(5)	On March 19, 2019 the Company and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX) (a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, “KB”) signed an agreement whereby KB invested $9,930 (after deducting closing costs and fees ( in the Company in consideration of an issuance of an aggregate number of 40,984 Ordinary Shares of the Company (the “Purchased Shares”), at a price per share equal to US $244.00 (the “PPS”) reflecting 21.34% of the Company’s issued and outstanding capital.

According to the agreement, the consideration for the investment was transferred to the company in two installments, $ 5 million was transferred at the closing and an additional $ 5 million was transferred six months later.

KB have also been issued an aggregate of 14,903 warrants to purchase up to 14,903 of the Company’s Ordinary Shares at an exercise price per share equal to the PPS (the “KB Warrants”). These Warrants shall become exercisable (i) only upon an exercise of warrants of the respective class (i.e. warrants series B, D and E, as the case may be), and (ii) only for the number of additional Ordinary Shares in accordance with the formula of approximately 20% of the number of issued Ordinary Shares originating from the exercised Warrants of the respective class, all as specified in the agreement. As of December 31, 2019, all of the KB Warrants have been exercised (see also (8) - (10) below) or expired.

(6)	During March 2019, 1,861 Series D Warrants were exercised into 1,861 of the Company’s Ordinary Shares for an aggregate of $470 (gross) and 4,875 Series D Warrants expired on March 19, 2019.

(7)	During April 2019, 6,898 Series E Warrants were exercised into 6,898 of the Company’s Ordinary Shares for an aggregate of $1,711 (gross) and 9,864 Series E Warrants expired on April 6, 2019.

(8)	During May 2019, 5,332 Series B Warrants were exercised into 5,332 of the Company’s Ordinary Shares for an aggregate of $1,411 (gross) and 29,124 Series B Warrants expired on May 1, 2019.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7	-	SHAREHOLDERS’ EQUITY (Cont.)

C.	Equity Incentive Plan:

In January 2017, the Board of Directors (the “Board”) of the Company authorized an incentive share option plan (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options to employees and service providers of the Company. Awards may be granted under the 2017 Plan until January 31, 2027.

According to the 2017 Plan, the aggregate number of Ordinary Shares that may be issued pursuant to awards will not exceed 36,573 Ordinary Shares.

D.	Shares and options to service providers:

The fair value for the warrants to service providers was estimated on the measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 70%, risk free interest rates of 1.4%, dividend yields of 0% and a weighted average life of the options of up to 5 years.

(1)	On August 3, 2016, and as amended on January 19, 2020, as part of the cooperation agreement signed with IR for development, marketing, distribution and sale of the Company’s system services (as described in Note 6A), the Company issued warrants to purchase up to 4,442 ordinary shares of the Company, with an exercise price of NIS 0.01 (approximately $0.003) per share. The Company recorded as deferred expenses a total of $303 and $475 in 2019 and 2018, respectively, which are amortized over 5 years beginning August 2016. In respect of such grants, amounts of $305 and $148 were recorded in the Company’s statement of comprehensive loss for the year ended December 31, 2019 and 2018, respectively, included in research and development expenses. See also Note 6 above.

(2)	On November 5, 2017, the Company issued 150 Ordinary Shares to a service provider as part of the total consideration for tax advisory services. The Company recorded in its statement of comprehensive loss an expense of $43 in respect of such grant, included in general and administrative expenses.

(3)	On November 9, 2017, the Company granted to a consulting service provider options to purchase 1,481 Ordinary Shares at an exercise price of NIS 0.30 per share (approximately $0.09 at the grant date) as part of the total consideration in respect of capital raising fees. These options are fully vested and expire 30 months from the grant date. As such options were granted in connection with an equity transaction, the relating compensation costs were recorded in equity with no impact on the statements of comprehensive loss. On May 12, 2019 these options were exercised by the service provider into 1,481 of the Company’s Ordinary Shares.

(4)	On January 4, 2018, the Company granted to three consulting service providers options to purchase 2,230 Ordinary Shares at an exercise price of 270.13 $ per share. Third of the options will vest upon the first year anniversary, the remainder of the options will vest in 8 quarterly tranches over a period of 2 years. For the years ended December 31, 2019 and 2018, the company recorded an expense of 99 USD, for each year, in respect of such grant included in general and administrative expenses.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7	-	SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees

(1)	The fair value of options was estimated using the Black-Scholes option pricing model, which based on the following assumptions: weighted average volatility of 70%, risk free interest rates of 0.8%-1.03%, dividend yields of 0% and expected life of the options of up to 6 years.

(2)	The following table summarizes the option activity for options to employees, officers and directors:

	For the year ended December 31,
	2019			2018
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Amount of options	Weighted average exercise price	Weighted average remaining contractual life
		$			$
Outstanding at beginning of period	13,651	270.13	5.75-6.0	--	--	--
Granted	3,001	270.13	5.0	14,750	270.13	5.75-6.0
Exercised	--			--	-
Forfeited	(2,820)	270.13		(1,099)	270.13

Outstanding at end of period	13,382	270.13	4.75-5.0	13,651	270.13	5.75-6.0
Exercisable at end of period	4,136	270.13	4.75-5.0	--	--	--

(3)	Options granted during 2018 and 2019:

a)	On January 4, 2018, the Company granted 10,284 options to purchase 10,284 Ordinary Shares to its employees and directors at an exercise price of $270.13 per share. These options expire 10 years after their grant date and vest over 3 years in 9 tranches. Third of the options will vest upon the first year anniversary, the remainder of the options will vest in 8 quarterly tranches over a period of 2 years. For the years ended December 31, 2019 and 2018, the company recorded an expense of USD 469 and USD 549, respectively, in respect for such grant.

b)	On June 24, 2018, the Company granted 4,466 options to purchase 4,466 Ordinary Shares to its employees and directors at an exercise price of USD 270.13. Third of the options will vest upon the first year anniversary. The reminder will vest over 8 quarters until fully vested over a period of 2 years. For the years ended December 31, 2019 and 2018, the Company recorded an expense of USD 368 and USD 349, respectively, in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7	-	SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees (Cont.)

c)	On March 24, 2019, the Company granted 3,001 options to purchase 3,001 Ordinary Shares to its CEO at an exercise price of USD 270.13. Third of the options will vest upon the first year anniversary. The reminder will vest over 8 quarters until fully vested over a period of 2 years. For the year ended December 31, 2019, the Company recorded an expense of USD 116 in respect for such grant.

d)	Regarding grant of options subsequent to the balance sheet date, see Note 13A.

F.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options and warrants granted to employees and service providers comprised, at each period, as follows:

	Year ended December 31,
	2019	2018

Research and development	$690	$587
General and administrative	667	558
Total share-based compensation expense	1,357	1,145

NOTE 8	-	RESEARCH AND DEVELOPMENT

	Year ended December 31,
	2019	2018

Depreciation	$166	$132
Share-based payment	690	587
Payroll and related expenses	4,953	3,853
Subcontracted work and consulting	194	200
Equipment	635	613
Rent and office maintenance	377	320
Travel and other expenses	141	124
	7,156	5,829

NOTE 9	-	GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2019	2018

Payroll and related expenses	$1,219	$1,052
Share-based payment	667	558
Professional services	736	797
Travel expenses	112	157
Rent and office maintenance	126	107
Depreciation	17	9
Marketing	13	89
	2,890	2,769

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 10	-	TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 25% in 2016. In December 2016, the Israeli Parliament approved the Economic Efficiency Law, 2016 (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective on January 1, 2017 and to 23% effective on January 1, 2018.

2.	As of December 31, 2019, the Company generated net operating losses of approximately $23,392, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	December 31,
Deferred tax assets:	2019	2018

Deferred taxes due to carryforward losses	$5,380	$3,077

Valuation allowance	(5,380)	(3,077)
Net deferred tax asset	--	--

4.	The Company has no uncertain tax positions and foreign sources of income.

NOTE 11	-	TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

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

A.	Transactions:

	Year ended December 31,
	2019	2018

Professional services	$90	$52

B.	Balances:

	December 31,
	2019	2018

Other accounts payable	$8	--

Loan granted to a founder ( See Note 3B)	--	$2

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 12	-	LEASES

Effective January 1, 2019 the Company adopted the new lease accounting standard using the modified retrospective method of applying the new standard at the adoption date. The Company determines if an arrangement is or contains a lease at inception or modification of such agreement. The arrangement is or contains a lease if the contract conveys the right to control the use of the identified asset for a period in exchange for consideration.

Lease right of use assets and liabilities are recognized based on the present value of future minimum lease payments over the expected term at commencement date. As the implicit rate is not determinable in the Company’s leased facility, the Company’s incremental borrowing rate is used as the basis to determine the present value of future lease payments. The lease contain variable payment provision that depend on an index or rate, initially measured using the index or rate at the lease commencement date and are therefore not included in our future minimum lease payments. Variable payments expensed in the periods incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Additionally, the Company elected the package of the following practical expedients permitted under the transition guidance:

(1)	To carryforward, the historical lease classification.

(2)	To exclude short term leases with initial terms of 12 months or less.

(3)	To exclude non-lease components from lease right of use assets and corresponding liabilities.

As of December 31, 2019, the Company leases office space, which has remaining terms of approximately 4.5 years and a discount rate of 5%. The period which is subject to an option to extend the lease is included in the lease term as it is reasonably certain that the option will be exercised. The Company has no finance leases.

For the year ended December 31, 2019, operating lease expenses (including short-term leases on an amount of $26), recorded in the Statements of Comprehensive Loss were $388. Operating lease expenses under prior guidance for 2018 were $245.

Future minimum lease payment for all existing operating lease as of December 31, 2019 are as follows:

2020	$358
2021	358
2022	358
2023	358
2024	249
Total future lease payments	1,681
Less imputed interest	(116)
Total lease liability balance	1,565

The following are the future minimum lease payments with initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2018 (in thousands):

2019	$358
2020	358
2021	358
2022	358
2023	358
Total future lease payments	1,790

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 13	-	UNAUDITED SUBSEQUENT EVENTS

A.	Grant of options

On February 6, 2020, the Company granted 15,257 options to purchase 15,257 Ordinary Shares, to its employees at an exercise price of USD 270.13. Third of the options will vest upon the first year anniversary. The reminder will vest over 8 quarters until fully vested over a period of 2 years.

B.	Regarding a revised agreement signed on January 19, 2020 between the Company and IR, see Note 6 above.

C.	On March 11, 2020, the World Health Organization declared coronavirus disease (“COVID-19”) as a pandemic. The extent of COVID-19’s effect on the Company’s operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, to date, the Company has taken actions to reduce its operating expenses in the short term. It is not currently possible to ascertain the overall impact of COVID-19 on the Company’s activity and the ability to fund its operations.