Form 20-F
period 2020-12-31
Foresight Autonomous Holdings Ltd.
filed 2021-03-30
CIK 1691221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Haim Siboni
Chief Executive Officer
Telephone number: +972-077-9709030
Facsimile number: +972-077-9709031
7 Golda Meir
Ness Ziona
7403650 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing 5	FRSX	Nasdaq Capital Market
Ordinary Shares, no par value (1)
Ordinary Shares, no par value (2)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

312,760,305 ordinary shares as of December 31, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐     No ☒

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

Yes ☐     No ☒

i

INTRODUCTION

We are a technology company engaged in development of smart multi-spectral vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive Ltd., or Foresight Automotive, and Eye-Net Mobile Ltd., or Eye-Net Mobile, we develop both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Our vision solutions include modules of automatic calibration, sensor fusion and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (AI) technology and advanced analytics.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	the impact of the coronavirus, or COVID-19, pandemic, and resulting government actions on us;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiary, Foresight Automotive Ltd, an Israeli corporation and Foresight Automotive’s wholly owned subsidiary, Eye-Net Mobile Ltd, an Israeli corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Unless the context otherwise indicates or requires, “Foresight Autonomous Holdings,” “Foresight®,” the Foresight Autonomous Holdings logo and all product names and trade names used by us in this annual report on Form 20-F, including QuadSight® and Eye-Net™ are our proprietary trademarks and service marks. These trademarks and service marks are important to our business. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report on Form 20-F, all rights to such trademarks and service marks are nevertheless reserved.

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this Report and the other reports and documents filed by us with the SEC.

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history, have incurred losses since the date of our inception and anticipate that we will continue to incur significant losses until we are able to commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

Risks Related to Our Business and Industry

●	Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention and damage to our reputation.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

●	We face business disruption and related risks resulting from the recent outbreak of the novel Coronavirus 2019, or the COVID-19 pandemic, which could have a material adverse effect on our business and results of our operations.

v

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights and proprietary rights for our products, we may not be able to effectively compete in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	If we are unable to comply with Nasdaq listing requirements, our ADSs could be delisted from Nasdaq, and as a result, we and our shareholders could incur material adverse consequences, including negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

●	Our principal shareholders, officers and directors beneficially own over 13.53% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

●	The Jumpstart Our Business Startups Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or our Ordinary Shares.

Risks Related Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

[Removed and reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

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

Since the date of the Merger, and as of December 31, 2020, we have incurred net losses of approximately $64.8 million.

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs and Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

We face business disruption and related risks resulting from the recent outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

Our operations and business have been disrupted and could be materially adversely affected by the outbreak of COVID-19. The pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. The COVID-19 has also adversely affected our ability to conduct our business effectively due to disruptions to our capabilities, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. In particular, in January 2021, the Government of Israel announced that non-Israeli residents or citizens, except for non-nationals whose lives are based in Israel, are not allowed to enter Israel, and the number of Israeli citizens permitted to enter the country per day will be capped at 3,000. In addition, the Ministry of Health in the State of Israel issued guidelines in March 2020, which were most recently updated in March 2021, recommending people avoid gatherings in one space and providing that no gathering of more than 20 people should be held under any circumstances.

Employers (including us) are also required to prepare and increase as much as possible the capacity and arrangement for employees to work remotely. In addition, the U.S. government has restricted travel to the United States from foreign nationals who have recently been in China, Iran, South Africa, and certain European and Latin America countries. Although to date these restrictions have not materially impacted our operations other than the ability to travel which resulted with some delays in our trials, demonstrations and installations, the effect on our business, from the spread of COVID-19 and the actions implemented by the governments of the State of Israel, the United States and elsewhere across the globe, may worsen over time.

Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition. To date, we have taken action to reduce our operating expenses in the short term, to enable our employees to work remotely from home and taken steps to ensure support continuity to our customers, but there can be no assurance that this analysis or remedial measures will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular.

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

We have a growing portfolio of two granted U.S. patents and two full U.S. applications, three full applications with the Israeli Patent Office, three applications in China, four applications in Europe, four U.S. provisional applications and one application in Japan. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

Risks Related to the Ownership of the ADSs or Our Ordinary Shares

Our principal shareholders, officers and directors beneficially own over 13.53% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 21, 2021, our principal shareholders, officers and directors beneficially own approximately 13.53% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2020, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ADSs or our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ADSs or our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or our Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

In addition, Israel is experiencing a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Since then, Israel held general elections three times – in April and September of 2019 and in March of 2020. A fourth election took place on March 23, 2021. The Knesset has not passed a budget for the year 2021, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. In the event that the current political stalemate is not resolved during 2021, our ability to conduct our business effectively may be adversely affected.

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

Magna’s research and development efforts related to the technology assigned to Foresight Automotive have been financed in part through royalty-bearing grants in an aggregate amount of approximately $646,000 received from the Israel Innovation Authority, or the IIA, as of March 21, 2021. As of December 31, 2020, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $661,000. In course of the Merger with Magna and Foresight Automotive, we were required by the IIA to assume, jointly with Magna, its obligations related to such grants. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

General Risk Factors

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

In 2020, 2019 and 2018, our capital expenditures amounted to $50,000, $103,000 and $733,000, respectively. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview

We are a technology company engaged in development of smart multi-spectral vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive Ltd., or Foresight Automotive, and Eye-Net Mobile Ltd., or Eye-Net Mobile, we develop both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Our vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

Vision-Based Solutions – Foresight Automotive

Our vision solutions are based on stereoscopic vision technology. Stereo technology is an image processing concept which uses two synchronized cameras to mimic human depth perception in order to obtain a 3D view. Our unique solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Our QuadSight® four-camera based vision system creates and analyzes a 3D image, which foresees possible collisions with road users and other obstacles inherent to roadway (both urban and highway) and off-road environments. This system provides highly accurate real-time detection with a low rate of false alerts and enables a 24/7 operation in harsh weather and lighting conditions for a complete 3D image of the driving environment in front of the vehicle.

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

Market Opportunity

A MarketsandMarkets research published in June 2020 titled “ADAS Market by System, Component, Vehicle, Level of Autonomy, Offering, EV, and Region - Global Forecast to 2030” states that the global ADAS market size is projected to grow from USD 27.0 billion in 2020 to USD 83.0 billion by 2030, at a CAGR of 11.9%. The growth of this market can be attributed to the increasing stringency of vehicle safety regulations and growing demand for driver assistance systems. In addition, the report estimates that innovative product launches would offer lucrative opportunities for market players in the next 10 years.

The evolution of camera-based systems in the automotive industry started with the use of monocular camera systems, which are expected to be replaced by stereo and tri-focal camera systems for Level 3, 4 and 4/5 vehicles. According to a report published in September 2020, by the leading market research and advisory company, Technavio, the automotive stereo camera market size has the potential to grow by $425.68 million over the course of 2020 to 2024. The report claims that 35% of the market’s growth will originate from North America during the forecast period.

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

The Importance of Camera Technology for Semi and Fully Autonomous Vehicles

The vast majority of partial autonomous vehicles employ multiple sensors and imaging devices, including radar, laser detectors, or LiDAR, and cameras. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. Unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. LiDAR is a sensor that measures distance by illuminating a target with lasers and analyzing the reflected light. A camera, similar to the human eye, gathers a richer amount of data than either a radar or a LiDAR sensor. For that reason, most ADASs rely more heavily on cameras than on other sensors. Relying only on reflected light may reduce performance under certain lighting or weather conditions. For example, LiDAR pulse can be scattered in the fog, whereas infrared cameras are not affected by fog. Also, a 2019 publication by Cornell University argues that the accuracy of a stereo camera is superior and can be a viable and low-cost alternative to LiDAR.

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

In July 2020, a report by Frost & Sullivan titled “Next-generation Perception Sensors for Autonomous Driving in North America and Europe, Forecast to 2030”, considers Foresight Automotive as one of the key disruptor camera sensor providers that tackles the main challenges vision sensor start-ups are addressing, namely, to enable superior sensor performance in challenging weather and lighting conditions. In addition, the report stresses the importance of the use of thermal camera technology for enhanced detection capabilities in harsh weather and lighting conditions for applications such as Autonomous Emergency Braking Forward Collusion Warning, and Adaptive Cruise Control.

In March 2021, VSI Labs, a leading technology research company that examines the building blocks for autonomous vehicle technologies, reviewed several vision-based companies, including Foresight Automotive, and highlighted Foresight’s unique automatic calibration module which allows stereo camera separation. VSI Labs’ review states that “Stereo vision is not new, but the methods for automatic calibration are….Stereo cameras (non-active) are able to provide better 3D vision which improves the distance estimation versus mono cameras.” The review further maintains that “By using both visible-light and thermal cameras, Foresight’s stereo system capabilities allow obstacle detection in different harsh weather and lighting conditions, where LiDAR performance is compromised.” The article concludes Foresight’s technology review by stating that “Foresight’s software creates dense 3D point clouds....Foresight’s software product appears to be one of the best current options.”

According to a market research by ResearchInChina, published in April 2019, active safety (including night vision and stereo cameras) is the fastest growing segment of automotive equipment, and the market size is expected to reach $30 billion in 2025.

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

The QuadSight® Automotive Vision System

Our QuadSight system, a quad-camera multi-spectral vision system, consists of software, based on a chip, and hardware (camera and processors) that we can customize to a customer’s needs. QuadSight is powered by advanced and proven image processing algorithms and sensor fusion. The system uses a four-camera technology that combines two sets of stereoscopic infrared and visible-light cameras, enabling highly accurate and reliable obstacle detection. We offer our QuadSight solution in different configurations to meet customer needs: (i) as a complete system; (ii) software license or (iii) system on chip, or SoC.

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

In January 2020, we announced the development of significant advanced features for our QuadSight vision system. The new features include automatic calibration, 3D point cloud and multispectral sensor fusion. The features were developed to meet customer requirements following successful evaluation of several QuadSight system prototypes purchased over the course of 2019.

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

Our QuadSight vision solution includes software modules of automatic calibration, sensor fusion and dense 3D point cloud. These modules can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment.

Automatic Calibration Solution

Stereoscopic vision systems require continuous camera calibration in order to create an accurate stereoscopic 3D perception. External factors, such as small vibrations or temperature changes, trigger miscalibration. A miscalibrated system may lead to inaccurate 3D perception of the environment and affect the decision-making mechanism of any automated system.

We have developed a proprietary automatic calibration software solution designed to ensure that stereo cameras remain calibrated at all times regardless of their configuration or position on a vehicle, in order to create accurate and continuous depth perception.

In September 2020, we announced the completion of a commercial version of our groundbreaking automatic calibration software, which allows us to offer this software also as a standalone product. The automatic calibration solution allows vehicle manufacturers flexible placement of sensors, whether on a rigid base or as separate units, while ensuring accurate perception and improving the sensors’ detection capabilities. In addition, this solution is suitable for different levels of autonomy and can be deployed even on vehicles equipped with level 1 or level 2 autonomy levels, as well as within existing vehicles equipped with stereo vision sensors.

In addition to applications of the automatic calibration solution in the automotive world, we are looking into different markets that can benefit from our proprietary innovation such as unmanned ground systems, aviation, unmanned aerial vehicles and drones, medical robotics, manufacturing, and mobile phones.

Calibrated depth map using Foresight’s automatic calibration solution	Real scene captured by visible-light cameras

Competition

Semi and fully autonomous vehicle markets are considered relatively new markets with increasing competition and a great potential for sensor module and system providers. For our QuadSight system, we believe that our main competitors are dedicated, large companies focusing on technologies that enable detection in adverse weather conditions such as radar and LiDAR technologies. As the automotive industry comes to understand the value that thermal cameras have to offer to autonomous vehicles, the number of thermal cameras manufacturers and providers are expected to increase. To the best of our knowledge, Foresight is still the only company that uses thermal imaging in a stereoscopic configuration, allowing us to generate an accurate depth map and offer a unique dense 3D point cloud based on thermal cameras. Additionally, as the world of stereo vision is moving towards enhancing existing stereo systems, there are a few companies that offer extended stereo capabilities, similar to our automatic calibration solution.

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

A typical sales cycle of our QuadSight vision system, or of the different modules we offer, consists primarily of the following steps:

●	Technological demonstrations – We perform real-time demonstrations of the QuadSight system to offer potential strategic partners the chance to experience the QuadSight system in real time and gain a better understanding of its outstanding detection capabilities. The demonstrations consist of testing the QuadSight system in different predefined scenarios on the customer’s premises. The scenarios simulate obstacle detection in challenging weather and lighting conditions. Other forms of demonstrations may include performing tests and calculations on data received from potential prospects in order to prove our system’s capabilities

●	Purchase of a QuadSight prototype - The QuadSight prototype is an evaluation kit comprised of four cameras, a monitor and a mini PC. The purpose of this evaluation kit is for customers to test the capabilities and performance of our unique stereoscopic technology. Sales of prototype systems allow us to gain a deeper understanding of the customers’ main requirements. Where software modules are concerned, we provide extensive technological analytics and software demonstrations that may replace the need to purchase a prototype system.

●	Co-Development project - Once a prototype system or a software module is tested and evaluated, the customer provides feedback and both parties enter a co-development project in which our QuadSight software is modified to meet the specific requirements of the specific customer. Revenues from a co-development stage can reach hundreds of thousands of US$, depending on the size and scope of the co-development project

●	Design win stage – entering an agreement for commercial production with volume ranging in the tens of thousands all the way to hundreds of thousands of units/software licenses per year over a period of 8-10 years

The QuadSight solution is offered in different configurations to meet customer needs:

1.	Software license for generating accurate object detection in harsh weather and lighting conditions based on visible-light cameras and the long-wave infrared camera configuration. Our software modules, such as the automatic calibration, sensor fusion and dense 3D point cloud software, are also offered as a software license.

2.	SoC: consists of an automotive graded board and image processing software.

3.	A complete system: consists of image processing software, SoC, and four cameras.

To date, we have sold eleven prototype systems and demonstrated our products to many leading passenger and commercial manufacturers in Europe, Japan, the United States and China, as well as to Elbit Systems Land Ltd., a leading defense company in Israel, which we have already signed a commercial agreement with. We aim to sell additional prototype systems and make additional technical demonstrations in 2021. These systems and demonstrations allow the customers to test and evaluate the performance of our technology. Following the testing and evaluation of our technology, we will tailor the products to each customer’s individual needs. We intend to build a global commercial infrastructure to effectively support the commercialization of our products. Meaningful commercialization efforts will commence when we believe that the completion of a release-candidate version of a given product is imminent.

We achieved a number of significant milestones in 2020. For example, in April 2020, we signed a strategic cooperation agreement with FLIR Systems, Inc., the world’s largest and leading commercial company specializing in the design and production of thermal imaging cameras, components, and imaging sensors. According to the agreement, FLIR will develop, market and distribute our QuadSight vision system, combined with FLIR Systems’ infrared cameras, to a wide range of prospective customers. In May 2020, we joined the All Weather Autonomous Real logistics operations and Demonstrations (AWARD) Consortium. The AWARD Consortium, which also includes participants, such as Continental Teves AG & Co. oHG, Terberg Benschop BV. and EasyMile, among others, applied to the European Commission to win funding for a large-scale project aimed to develop and safely operate autonomous heavy-duty vehicles in harsh weather conditions. In December 2020, the European Commission awarded a grant of nearly 20 million Euros for the AWARD consortium. Foresight will provide its QuadSight® multispectral vision solution to the project and is expected to receive approximately $1 million, out of which approximately $0.5 million has been received.

Additionally, in May 2020, we announced the sale of a prototype of our QuadSight system to a leading, multi-billion-dollar European Tier One supplier of subsystems for rail and commercial vehicles. The sale took place following successful technological demonstrations in Germany. The global self-driving commercial market is expected to be valued at $1 billion in 2020. Two more QuadSight system prototypes were ordered in July 2020 by the automotive solutions business unit of a multi-billion-dollar global Chinese technology company. The technology company may use our technology to improve its autonomous vehicle and safety solutions, and the prototype sales could result in future collaboration.

In July 2020, we received two orders for product development and customization from Elbit Systems Land Ltd., a subsidiary of the leading Israeli defense company Elbit Systems. According to the orders, we have supplied a QuadSight prototype system with wide-angle field-of-view detection capabilities to meet Elbit Systems’ specific requirements. The modified prototype enhances the QuadSight system’s ability to detect objects in a wider area of the road ahead.

In November 2020, we completed integration of our QuadSight® software on the NVIDIA® Jetson AGX Xavier™ platform, enabling shuttles, agriculture equipment and heavy equipment machines to operate Foresight’s stereoscopic obstacle detection software. We also joined the NVIDIA Inception program, providing go-to-market support, technological assistance and expertise to AI startups using NVIDIA processing units.

In December 2020, we announced that we will join the 2021 startup cohort at the University of Michigan’s TechLab at MCity. During the one-year program, we will work with students from the University of Michigan to further develop our automotive vision system designed for Advanced Driver Assistance Systems and autonomous vehicles. The team will be mentored by our Head of Algorithm and other leading employees.

While we are completing the development of the QuadSight system, our focus remains on increasing public awareness of our company by showcasing our unique technology. We participated in several leading exhibitions and conferences worldwide and have dedicated substantial efforts and resources to public relations.

The QuadSight system also gained industry recognition by winning several prestigious technology and innovation awards:

○	2019 CES Innovation Awards Honoree in the Vehicle Intelligence and Self-driving Technology category;

○	2019 Edison Awards Gold winner in the Autonomous Vehicle category; and

○	2020 BIG Innovation Awards winner, presented by the Business Intelligence Group.

Over the course of 2021, we will continue to seek opportunities that will allow us to enter into commercial agreements with vehicle manufacturers and Tier One automotive suppliers and system integrators for our QuadSight system.

Additional Markets

In 2020, we identified new markets suitable for our unique technology that enables obstacle detection in harsh weather and terrain conditions, including the defense market, the heavy industrial equipment market and the agriculture market. Compared to the traditional automotive market, these markets have an immediate potential in terms of commercialization, and we believe they can be a source of relatively short-term revenues. Although the defense, heavy equipment and agriculture markets differ from the main market that we are targeting, the QuadSight system is also suitable for these markets and does not require dedicated development. We believe that entering these new markets will allow us to expand and improve our current product capabilities and open new opportunities.

Defense Market

ADAS and autonomous technology offer many advantages on the battlefield. Defense vehicles must be able to adapt to complex conflict zones and operate in the harshest environmental conditions, including off-road driving and zero-visibility sandstorms. One major advantage of our QuadSight technology over other sensors is the ability to provide high detection capabilities while remaining passive (without emitting energy), allowing vehicles to be undetected by enemies in the battlefield, in contrast to other systems that use radar and LIDAR that can be easily detected. According to a recent report from Global Fire Power, as of 2020, the defense vehicle market size includes over 300,000 armored fighting vehicles and 100,000 Main Battle Tanks (MBTs) in service worldwide.

Heavy Industrial Equipment Market

Adding ADAS and autonomous capabilities to heavy industrial equipment vehicles brings a host of benefits. These vehicles require significant investments, enabling them to operate during inclement weather and poor lighting conditions. These vehicles must be able to sense and avoid specific objects, including people, animals and other machinery, at all times.

According to a report from Zion Market Research in March 2019, the global heavy construction equipment market was valued at $145 billion in 2018 and is expected to reach $231.3 billion by 2025. According to Preco, a leading vendor for collision mitigation technology optimized for heavy-duty equipment, 18% of the users of heavy industrial equipment vehicles already have a system for collision mitigation and 48% of the users would consider installing such a system.

Agricultural Equipment Market

Stereoscopic vision technology can add advanced capabilities to existing agricultural stereo systems. The strong interest in precision agriculture has led to a growing interest in stereo technology for generating 3D maps of agriculture equipment surroundings. Our stereo vision solution provides 3D raw data for obstacle detection, creating 3D terrain maps for precision agriculture, enabling autonomous navigation and automated grain loading. In addition, Foresight’s automatic calibration solution optimizes existing stereo systems used in agriculture vehicles by overcoming miscalibration challenges caused by changes in temperature and equipment vibrations.

According to a March 2020 report by MarketsandMarkets, the precision farming market is estimated to be USD 7.0 billion in 2020 and is projected to reach USD 12.8 billion by 2025, at a CAGR of 12.7% between 2020 and 2025.

COVID-19 Symptom Detection Mass Screening Solution

The COVID-19 pandemic caused us to consider ways in which our technology can help society overcome the crisis. Because our products make use of sophisticated thermal cameras, artificial intelligence and advanced algorithms, we believe that we were well positioned to create a mass screening solution for COVID-19 symptoms. In June 2020, we submitted a U.S. patent application for fast and accurate detection of six COVID-19 symptoms.

We believe that a mass screening solution is essential to allow the world to safely return to events and services with large population flows, including concerts, sporting events, and public transportation.

Over the past six months, we conducted several successful pilot projects in Israel and presented our solution at the SEECAT 2020 exhibition in Japan and at the GITEX Future Stars 2020 conference in the United Arab Emirates.

Currently we are continuing the commercialization efforts for our COVID-19 symptom detection solution, despite the fact that the world is slowly returning to pre-pandemic activities thanks to active vaccination campaigns.

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

According to a January 2021 Industry Forecast by Allied Market Research, covering the period of 2020 to 2027, the global automotive V2X market was valued at $2.57 billion in 2019, and is projected to reach $11.72 billion by 2027, registering a CAGR of 28.4%. Europe was the highest revenue contributor, accounting for $851.8 million in 2019, and is estimated to reach $3.03 billion by 2027, with a CAGR of 24.4%.

Factors such increased adoption of connected cars and a rise in urbanization & industrialization are expected to drive the market growth. In addition, future potential of 5G & artificial intelligence (AI) technology coupled with the advancements in cellular-V2X technology and developments in semi-autonomous & autonomous vehicles are expected to offer profitable opportunities for the automotive V2X market growth during the forecast period.

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

The above-mentioned industry forecast also claims that cellular V2X technology is designed to be compatible with upcoming 5G network technologies which will be used as the ultimate platforms to enable cooperative intelligent transport systems services and technology. Cellular V2X can be applied in use cases such as autonomous driving, platooning, vehicle safety and traffic efficiency which require efficient communication technology and is expected to offer profitable growth opportunities for automotive V2X market.

The Eye-Net Products

Eye-Net Protect is an intuitive and easy-to-use cellular-based V2X solution that provides real-time pre-collision alerts to drivers and vulnerable road users, including pedestrians, cyclists, scooter drivers, etc., by using smartphones and relying on existing cellular networks.

The solution calculates user location and collision probability 10 times per second and utilizes a sophisticated probability analysis for spatial cross-correlation of bearing, velocity and acceleration to determine an imminent collision, with near zero false alarm rate.

Eye-Net’s unique V2X collision prediction and prevention software-based platform incorporates AI-powered algorithms that enhance accuracy, predict collisions, reduce latency and optimize device resource consumption.

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

Eye-Net Mobile develops three software-based products:

Eye-Net Protect (Market penetration – ready for commercial deployment)

A mobile client or mobile software development kit, or SDK, providing real-time pre-collision alerts to vulnerable road users and vehicles by using smartphones, relying on existing cellular networks. This is the core development of Eye-Net Mobile. Eye-Net Protect’s unique features and capabilities include:

●	Protects most road users - vulnerable & drivers

●	Works under all weather and lighting conditions

●	Exceptionally accurate design with near zero false alerts

●	Identifies threats outside the field of view

●	Runs as a background process on iOS & Android mobile phones

●	Compatible with 3.5G, 4G, LTE, 4.5G networks and is 5G ready

●	Relies on existing cellular infrastructures

●	GDPR compliant - Anonymous service. No registration required.

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

In 2020, Eye-Net Mobile identified several markets that may benefit from its unique accident prevention solution suite:

Micro mobility - The shared urban mobility landscape creates numerous safety concerns for riders and pedestrians. Micro mobility riders, unlike cars, lack any kind of safety warning system to avoid accidents. Eye-Net’s collision prediction and prevention solution answers a real need for a simple, hands-free, camera-free situational awareness and road safety solution that can be incorporated on any micro mobility vehicle, shared or owned. Relying on communication between smartphones through a dedicated app, the all-around solution is accessible to anyone and with any vehicle, for real-time pre-collision alerts anywhere, at any time.

Motorcycles - Among the most vulnerable road users, motorcyclists lack warning systems and are especially vulnerable to side impact collisions. Particularly common at intersections, T-bone accidents are often caused by distracted driving and the motorcycle’s low visibility on the road.

The increasing demand for integration of safety systems in motorcycles aligns with the critical need to protect these vulnerable road users from serious motor vehicle crashes. Eye-Net’s collision prediction and prevention solution provides real-time alerts that meet the unique safety needs of motorcyclists. Featuring beyond line-of-sight capabilities, Eye-Net gives a highly accurate road picture, capable of foreseeing potential side-impact collisions, and ultimately – saving lives.

Automotive - Sophisticated ADAS systems improve driver safety– but none of them can see what’s coming from around the corner. Eye-Net’s solution brings a new paradigm in road safety, with an anytime, anywhere collision detection system that extends the field of view beyond line-of-sight, accurately identifying potential collisions and sending an alert in real time, to complement commonly used ADAS solutions. Cars equipped with in-vehicle infotainment systems integrated with beyond line-of-sight warning capability enhance all-around protection for drivers, passengers, and pedestrians.

Smart City - The ability to interconnect between smart mobility and smart cities is key to improving road safety for all road users in the urban ecosystem, and in planning for a sustainable Vision Zero future. Infrastructure optimization has the added benefit of enabling effective smart city planning for smarter mobility, to shorten “last mile” distances and achieve a safer, more efficient and environmentally friendly urban landscape.

Eye-Net’s cellular-based collision prediction and prevention solution interconnects smart mobility and smart cities, to achieve city-wide road safety. The scalable and flexible solution seamlessly connects to the city infrastructure and relies on communication between smartphones through a dedicated app.

Mobile Network Operators

The interconnection of vehicles, micro mobility devices, infrastructure and vulnerable road users represents a unique opportunity for mobile network operators to enhance road safety. Eye-Net’s anytime, anywhere, and all-around collision detection system utilizes interconnected cellular-based V2X communication to provide comprehensive protection for vulnerable road users and pedestrians. The solution uses existing cellular infrastructures and is compatible with 3G, 4G and 5G networks.

Mobile network operators can enhance the service offered to subscribers without the need for a dedicated device – built-in as part of a cellular offering to incorporate as part of the infrastructure for safe cities to residents, in cooperation with road authorities, and for all transportation markets – micro mobility, motorcycle, and automotive.

In 2020, Eye-Net Mobile achieved several significant milestones:

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

In August 2020, Eye-Net Mobile announced the launch of two pilot projects with leading Japanese multinational companies: the first pilot project is with a global Japanese technology company, and the second pilot project is with a multinational Japanese electronics company. These pilot project pursue the company’s strategy of achieving a critical mass of users in a single geographic area to demonstrate the technology’s potential for preventing accidents and saving lives.

In October 2020, Eye-Net Mobile announced a distribution agreement with Cornes Technologies, a leading Japanese trading house. According to the agreement, Cornes Technologies will promote the Eye-Net™ cellular-based accident prevention suite in products and applications of third parties in Japan. The distribution agreement follows multiple successful pilot projects with Japanese multinational companies, as well as ongoing interest from additional Japanese companies.

In January 2021 another pilot project was announced with the intelligent transport system division of a multi-billion-dollar global Japanese vehicle manufacturer. The pilot project will be used to validate and evaluate the software development kit (SDK) configuration of the Eye-Net solution for possible integration into the vehicle manufacturer’s smart city project. In March 2021, Eye-Net successfully completed a controlled trial of its Eye-Net Protect solution which is part of the pilot project with the Japanese vehicle manufacturer. The vehicle manufacturer reviewed the performance of the Eye-Net Protect solution and subsequently concluded it is a valid option for the safety traffic system of its smart city project. Following the results of the first phase, the vehicle manufacturer will initiate technical discussions between Eye-Net and the smart city constructor, progressing towards possible integration into its smart city project.

In February 2021, Eye-Net Mobile signed an agreement with WunderCar Mobility Solutions, a German-based software, vehicles and service provider that enables companies and cities worldwide to launch and scale new mobility services. According to the agreement, Eye-Net will be included in Wunder Mobility’s Marketplace online platform and will introduce its Eye-Net Protect accident prevention solution to potential global corporate customers seeking mobility tech-focused applications.

Eye-Net Mobile also announced in February 2021 that it will conduct technological demonstrations over the 5G cellular network in collaboration with the innovation labs of a top multinational European cellular provider to test its Eye-Net™ Protect cellular-based vehicle-to-everything (V2X) accident prevention solution. The demonstrations will be used to test the software development kit (SDK) configuration and performance of the Eye-Net solution in controlled environment scenarios. Successful demonstrations of Eye-Net Protect’s V2X capabilities may lead to a pilot project with the cellular provider.

In March 20201, Eye-Mobile signed a commercial cooperation agreement with SaverOne 2014 Ltd., a leader in providing an effective solution for cell phone distracted driving. According to the agreement, Eye-Net will integrate its Eye-Net™ Protect solution in SaverOne’s product designed to prevent the use of texting applications by the driver while the vehicle is in motion. The agreement also contemplates that SaverOne will introduce Eye-Net to certain companies with which it has business relationships, in consideration for 10% of the revenues received by Eye-Net under a commercial transaction with a third party introduced by SaverOne. In turn, Eye-Net will introduce SaverOne to Japanese vehicle manufacturers and business entities with which Eye-Net has business relationships.

Investment in Railway Safety

We are leveraging our unique expertise in advanced image processing algorithms and Computer vision technology into the rail industry. As of the date of this annual report on Form 20-F, we hold a 19.34% stake (15.83% fully diluted) in Rail Vision Ltd., or Rail Vision, a development stage company focused on train safety, accident prevention and enhanced efficiency in the rail industry. Rail Vision develops a unique system for railway safety, based on image processing technology, to provide early warning to drivers of hazards on and around the railway track, in severe weather conditions and all lighting conditions.

Rail Vision develops solutions for a number of segments in the railway market, such as:

▪	Main Line traffic (passenger and freight trains);
▪	Shunting Yard Operation; and
▪	Light Rail Vehicles (LRV) operating in urban environments.

Rail Vision’s Main Line System is specially designed to detect and classify obstacles – i.e. humans, animals, vehicles, signals, and infrastructure components – on and along rail tracks at a distance of up to 2,000 meters and helps preventing train accidents and increases safety.

For the shunting yard application, Rail Vision solution enables railway operators to safeguard and automate the shunting yard operation, and can also have the ability to predict when maintenance on the railway is required.

For LRV application, Rail Vision’s Urban Rail Vehicle System is specifically designed to identify potentially dangerous situations in urban traffic, on the track or on station platforms. The system detects and classifies obstacles within the predefined area of interest at a range of typically up to 200 meters. In case of a potentially dangerous situation, it generates visual and acoustic alerts and is also appliable on remotely controlled and autonomous vehicles.

In addition, Rail Vision’s systems can be integrated into the train’s other sub systems, and can be scale up based on its existing components which allow to facilitate emergency autonomous actions, such as halting acceleration, braking once an obstacle is detected, sounding a horn and flashing lights.

In April 2020, Rail Vision Ltd received its first commercial order from affiliate of Knorr-Bremse AG in Switzerland to supply an Assisted Remote Shunting (ARS) prototype system and an Operational Functional Test (OFT) for a total value of approximately 500,000 Euro to a leading European train operator. A successful testing of Rail Vision’s ARS prototype could entail the purchase of approximately 30 ARS systems for an additional 2.5 million Euro. In September 2020, Rail Vision signed a commercial agreement with an affiliate of Knorr-Bremse AG (KB) to supply Rail Vision’s ARS systems to the leading European train operator. According to the terms of the agreement, the train operator may choose to purchase 30 ARS systems, and may then exercise the option to purchase an additional 45 ARS systems.

In December 2020, Rail Vision entered the multi-billion-dollar electrically powered light rail market with an order for two system samples from KB. Additionally, KB ordered the customization of system features according to its requirements. Revenue from the sale is expected to total approximately 400,000 Euro.

In October 2020, KB made a follow-on investment of $10 million in Rail Vision. Following the additional investment, KB owns 36.79% of Rail Vision’s outstanding capital. The investment reflected Rail Vision’s post-money valuation of approximately $50 million.

Intellectual Property

We seek patent and trademark protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. We have a growing portfolio of two granted U.S. patents and two full U.S. applications, three full applications with the Israeli Patent Office, three applications in China, four applications in Europe, four U.S. provisional applications and one application in Japan. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provides certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

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

In addition to patent protection, we have also filed trademark applications for the purpose of preserving rights to the identity of our products. Three trademark applications were filed in Israel two of them have already been granted and the third one is waiting for examination. Three additional applications were filed under the Madrid protocol, one of them has been granted in the United States, Europe and Japan. The second and the third applications have been granted in Europe only. While we pay great attention to its trademark rights and to the avoidance of disputes relating to its products, there is no assurance that third parties may not allege that a use of our trademarks constitutes infringement of third-party trademark rights or other rights. However, when registration of our trademarks is perfected we expect that the danger of any such adverse occurrence will be minimized or avoided entirely.

Research and Development

For the years ended December 31, 2020, 2019 and 2018, we incurred approximately $8,563,000, $10,209,891 and $8,637,947, respectively, of research and development expense.

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

Grants from the Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2020, we have received the aggregate amount of approximately $661,000 from the IIA for the development of our technology. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure.

Magna B.S.P. Ltd., a private company incorporated in Israel, holds approximately 11.14% of our issued and outstanding share capital as of the date of this annual report on Form 20-F. We currently have one wholly owned subsidiary: Foresight Automotive. In addition, Foresight Automotive has one wholly owned subsidiary, Eye-Net Mobile, which are private companies incorporated in the State of Israel.

D.	Property, Plant and Equipment.

Our offices and research and development facility are located at the Science Industrial Park in Ness Ziona, Israel, where we currently occupy approximately 11,000 square feet. We lease our facilities, and our lease ends on March 31, 2024. Our monthly rent payment is NIS 72,260 (approximately $22,000).

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2019 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020.

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

Research and development expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Payroll and related expenses	5,922	5,679
Subcontracted work and consulting	1,534	3,123
Share-based payment to service provider	67	37
Rent and office maintenance	671	720
Travel expenses	54	236
Other	415	492
Sales of prototypes	(100)	(77)
Total	8,563	10,210

We expect that our research and development expenses will increase as we will need to recruit more employees as we move closer to commercialization of our products.

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and travel expenses and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Payroll and related expenses	833	870
Exhibitions, conventions and travel expenses	175	172
Consultants	178	212
Other	82	96
Total	1,268	1,350

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Payroll and related expenses	1,342	1,534
Share-based payment to service providers	128	75
Professional services	926	1,151
Directors fees and insurance	348	404
Travel expenses	14	41
Rent and office maintenance	146	195
Other	101	69
Total	3,005	3,469

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019.

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Research and development expenses, net	8,563	10,210
Marketing and sales	1,268	1,350
General and administrative	3,005	3,469
Operating loss	12,836	15,029
Equity in net loss of affiliated companies	2,718	839
Financial income, net	(179)	(429)
Net loss	15,375	15,439
Loss attributable to holders of Ordinary Shares	15,375	15,439

Research and development expenses, net

Our research and development expenses for the year ended December 31, 2020 amounted to $8,563,000, representing a decrease of $1,647,000 or 16.1%, compared to approximately $10,210,000 for the year ended December 31, 2019. The decrease was primarily attributable to decrease in subcontracted services of approximately $1,589,000 and a decrease of approximately $182,000 in travel expenses, offset by an increase in payroll and related expenses of approximately $243,000. The decrease in research and development expenses is a result of the reduction in the monthly operating expenses made by the Company during the second quarter of 2020 due to the COVID-19 outbreak.

Marketing and sales

Our marketing and sales expenses for the year ended December 31, 2020 amounted to approximately $1,268,000, representing a decrease of approximately $82,000, or 6%, compared to approximately $1,350,000 for the year ended December 31, 2019. The decrease was primarily attributable to a decrease in payroll and related expenses of approximately $37,000 and by a decrease of approximately $34,000 in consulting services.

General and administrative

Our general and administrative expenses totaled approximately $3,005,000 for the year ended December 31, 2020, a decrease of approximately $464,000, or 13.4%, compared to approximately $3,469,000 for the year ended December 31, 2019. The decrease was primarily attributable to a decrease of approximately $192,000 in payroll and related expenses and a decrease in professional services of approximately $225,000.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2020 was approximately $12,836,000, as compared to an operating loss of approximately $15,029,000 for the year ended December 31, 2019, a decrease of approximately $2,193,000, or 14.6%.

Financial expense and income, net

Financial expense and income mainly consist of exchange rate differences, bank fees and other transactional costs.

We recognized a financial income of approximately $179,000 for the year ended December 31, 2020, compared to financial income of $429,000 for the year ended December 31, 2019. The decrease was primarily attributable to a decrease in exchange rate differences of approximately $601,000 offset by an increase in reevaluation of securities of approximately $85,000 and of other investments of approximately $324,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2020 was approximately $15,375,000, as compared to approximately $15,439,000 for the year ended December 31, 2019, a decrease of approximately $64,000.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2020. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Non-Marketable equity securities:

Equity investments without readily determinable fair value are carried at cost minus impairment, if any. When an observable price change in orderly transactions for the identical or a similar investment of the same issuer has occurred, the Company elects to carry those equity investments at fair value as of the date that the observable transaction occurred.

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

Share-based compensation

We apply ASC 718-10, “Share-Based Payment,” or ASC 718-10, which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee share options under our share plan based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our statement of operations.

Prior to the adoption of ASU 2018-07, Compensation – share Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting, on January 1, 2019, we accounted for share options issued to non-employees under ASC 505-50 Equity: Equity-Based Payments to Non-Employees, which required the fair value of such non-employee awards to be re-measured at each quarter-end over the vesting period. After the adoption of ASU 2018-07, the accounting guidance is consistent with accounting for employee share-based compensation.

We estimate the fair value of share options granted using a Black-Scholes Merton options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are Ordinary Shares price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical Ordinary Shares price movements over the period, equal to the expected option term. We have historically not paid dividends and have no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from Israeli governmental debentures with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and our results of operations. During 2020, our Board of Directors approved the grant of options to purchase 14,628,000 of our Ordinary Shares, subject to the terms and condition of each specific grant.

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2020, we have funded our operations principally with approximately $99.8 million, in the aggregate, from funding from Magna, the issuance of Ordinary Shares or ADSs and exercise of warrants and options. As of December 31, 2020, we had approximately $43.9 million in cash and cash equivalents and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	December 31,
U.S. dollars in thousands	2020	2019
Operating activities	(11,495)	(11,861)
Investing activities	85	7,191
Financing activities	45,280	6,521
Effect of exchange rate changes on cash and cash equivalents	75	(182)
Net increase in cash and cash equivalents	33,945	1,669

Operating Activities

Net cash used in operating activities of approximately $11,495,000 during the year ended December 31, 2020 was primarily used for payment of payroll and related expenses, payments for professional services, subcontracted work and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $11,861,000 during the year ended December 31, 2019 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of approximately $85,000 during the year ended December 31, 2020 was primarily provided from proceeds of short-term deposits of approximately $67,000 and from the proceed from sales of marketable equity securities of approximately $68,000, offset by purchases of fixed assets of approximately $50,000.

Net cash used in investing activities of approximately $7,191,000 during the year ended December 31, 2019 was primarily provided from proceeds of short-term deposits of approximately $7,273,000 and offset by purchases of fixed assets of approximately $103,000.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2020 consisted of approximately $45,017,000 provided from net proceeds from the issuance of Ordinary Shares and from exercise of options of approximately $263,000.

Net cash provided by financing activities in the year ended December 31, 2019 consisted of approximately $6,521,000 primarily provided from net proceeds from the issuance of Ordinary Shares.

On April 28, 2020, we entered into securities purchase agreements with U.S. institutional investors to purchase 5,300,000 of our ADSs, representing 26,500,000 Ordinary Shares, at a purchase price of $0.50 per ADS in a registered direct offering, with the total gross proceeds of approximately $2.65 million.

On April 30, 2020, pursuant to a private placement agreement with certain qualified investors in Israel, we sold an aggregate of 3,500,000 Ordinary Shares (equivalent to 700,000 ADSs) at a price per Ordinary Share equal to $0.50 per ADSs. The total gross proceeds to us from the sale of Ordinary Shares was approximately $0.35 million.

On May 19, 2020, we entered into securities purchase agreements with U.S. institutional investors and Israeli qualified investors to purchase 8,333,334 of our ADSs, representing 41,666,670 Ordinary Shares, at a purchase price of $0.60 per ADS in a registered direct offering. The total gross proceeds to us from the sale of our ADSs was approximately $5 million.

On June 9, 2020, we entered into securities purchase agreements with U.S. institutional investors and Israeli qualified investors to purchase 6,400,000 of our ADSs, representing 32,000,000 Ordinary Shares, at a purchase price of $1.00 per ADS in a registered direct offering. The total gross proceeds to us from the sale of our ADSs was approximately $6.4 million.

On October 2, 2020, we entered into a sales agreement with A.G.P./Alliance Global Partners pursuant to which we issued and sold, during the year ended December 31, 2020, an aggregate of 4,371,131 ADSs for aggregate gross proceeds of approximately $8.1 million.

On December 28, 2020, pursuant to securities purchase agreements with U.S. institutional investors and qualified Israeli investors, we sold an aggregate of 6,265,063 of our ADSs, representing 31,325,315 Ordinary Shares at a purchase price of $4.15 per ADS in a registered direct offering. The total gross proceeds to us from the registered direct offering was approximately $26 million.

On January 22, 2021, we entered into a subsequent sales agreement with AGP pursuant to which we may offer and sell, from time to time, our ADSs. In that regard, we registered up to $60,000,000 of our ADSs on a Registration Statement on Form F-3 (File No. 333-252334) for the sale under such sales agreement. Through March 21, 2021, we have sold an aggregate of 1,378,344 ADSs for aggregate gross proceeds of approximately $14 million under such subsequent sales agreement.

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

As of December 31, 2020, our cash and cash equivalents including short-term bank deposits were approximately $43,938,000. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations until December 2023.

Until we can generate significant recurring revenues and achieve profitability, we may need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

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

Our operations and business have been disrupted and could be materially adversely affected by the recent outbreak of COVID-19. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition. To date, we have taken action to reduce our operating expenses in the short term, to enable our employees to work remotely from home and taken steps to ensure support continuity to our customers, but there can be no assurance that this analysis or remedial measures will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. For additional information, see “Risks Related to Our Business and Industry—We face business disruption and related risks resulting from the recent outbreak of the novel Coronavirus 2019 (COVID-19), which could have a material adverse effect on our business and results of operations.”

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2020 to the year ended December 31, 2019— Research and Development Expenses, Net.”

5.D	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– Risks Related to Our Business and Industry – We face business disruption and related risks resulting from the recent outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.”

E.	Off-Balance Sheet Arrangements.

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations at December 31, 2020:

U.S. dollars	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facility (1)	1,207,600	371,600	743,200	92,800	--
Cars Rental (2)	136,900	60,800	76,100	--	--
Development Agreement with Magna (3)	877,000	877,000	--	--	--
Total	2,221,500	1,309,400	819,300	92,800	--

(1)	As of December 31, 2020, we had contractual obligations with respect to our lease, parking and maintenance fees payments for our offices and research and development facility, in the amount of NIS 99,560 (approximately $30,970) per month.

(2)	As of December 31, 2020, we had contractual obligations with respect to our lease payments for our cars, in the amount of NIS 16,290 (approximately $5,060) per month.

(3)	As of December 31, 2020, we had contractual obligations with respect to our development agreement with Magna for research and development services, in the amount of up to NIS 235,000 (approximately $73,095) per month.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Michael Gally (2)	63	Chairman of the Board of Directors
Haim Siboni	61	Chief Executive Officer, Director
Eli Yoresh	50	Chief Financial Officer
Levy Zruya	71	Chief Technology Officer
Oren Bar-on	49	Vice President of Global Operations and Business Strategy
Doron Cohadier	46	Vice President of Business Development
Nisso Moyal	42	Vice President of Business Development Non-Automotive
Sivan Siboni Scherf	34	Vice President of Human Resources
Dror Elbaz	42	Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer
David Lempert	35	Vice President of Research and Development
Ehud Aharoni (1) (2)	63	Director
Daniel Avidan (1) (2) (3)	58	Director
Zeev Levenberg (1) (2) (3)	56	Director
Vered Raz-Avayo (2)	51	Director

(1)	Member of our Audit, Compensation and Financial Statements Examination Committee.

(2)	Independent director under Nasdaq Stock Market rules.

(3)	External director under Israeli law.

Michael Gally, Chairman of the Board of Directors

Mr. Michael Gally has served on our Board of Directors since January 2016, and as our Chairman since March 2016. Mr. Gally serves as the manager and owner of MG Business Development, a leading consulting practice. From 2011 Mr. Gally served as a lecturer at the Tel Aviv University Faculty of Management - The Graduate School of Business Administration and since 2018 as a lecturer at the Technion, Israel Institute of Technology. Mr. Gally teaches several advanced marketing elective courses in the M.B.A. and E.M.B.A. programs. Mr. Gally takes an active part as an expert in export activities initiated by the State of Israel. Mr. Gally holds an M.B.A. from Tel Aviv University Faculty of Management – The Graduate School of Business Administration.

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

Eli Yoresh, Chief Financial Officer

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and was on our Board of Directors from October 2010 until August 2019. Mr. Yoresh is a seasoned executive with over 20 years of executive and financial management experience, mainly with companies from the financial, technology and industrial sectors. Since September 2018, Mr. Yoresh has been serving as a director at Medigus Ltd. (Nasdaq: MDGS), as a director of Matomy Media Group Ltd. since June 2020 and as a director of Gix Internet Ltd. since November 2020. Mr. Yoresh served as a director at Nano Dimension Ltd. (Nasdaq: NNDM). Mr. Yoresh’s previous directorships include several companies listed on the TASE. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh holds a B.A. in Business Administration from the College of Management and an M.A. in Law from Bar-Ilan University. Mr. Yoresh is a Certified Public Accountant in Israel.

Levy Zruya, Chief Technology Officer

Mr. Levy Zruya has served as our Chief Technology Officer since January 2019. Mr. Zruya is a co-founder of Magna, our significant shareholder. Mr. Zruya also continues to serve as Magna’s Chief Technology Officer, a position he has held since 2001. Mr. Zruya has extensive experience in the electro-optics, electronics, software and communication fields. He was involved in several projects mainly with the Israel Defense Force and Israel Aerospace Industries, among them, night vision systems, infra-red sensor simulations, targets detecting and tracking. Mr. Zruya holds a B.Sc. in Engineering from the Technion - Israel Institute of Technology.

Oren Bar-On, Vice President of Global Operations and Business Strategy

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

Nisso Moyal, Vice President of Business Development Non-Automotive

Mr. Nisso Moyal has served as our Vice President of Business Development Non-Automotive since December 2020. Mr. Moyal has more than 15 years of managerial experience, mainly in the field of business development and marketing. From 2012 to 2018, Mr. Moyal served as a Director Business Development and Marketing of Mobileye Vision Technologies Ltd. (NYSE: MBLY). From 2018 to 2019, Mr. Moyal served as Vice President of Business Development of Rail Vision Ltd. Mr. Moyal holds a B.A. in Business Administration from Ruppin Academic Center, Israel.

Sivan Siboni Scherf, Vice President of Human Resources

Mrs. Sivan Siboni Scherf has served as our Vice President of Human Resources since January 2019. Prior to that Mrs. Scherf served as our head of human resources since 2015. Mrs. Scherf is a certified attorney, and a member of the Israel Bar Association since 2014. Mrs. Scherf holds a Bachelor’s degree in Law and Business Management.

Dror Elbaz, Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer

Mr. Dror Elbaz has served as Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer since January 2019 and prior to that as Vice President of Research and Development of Foresight Automotive since December 2016. Mr. Elbaz has more than 15 years of research and development experience with multidisciplinary and highly engineered electro-optical systems, image acquisition, image processing and 3D reconstruction. From 2009 to 2015, Mr. Elbaz served as an R&D Projects Manager and as an Application Product Team Leader at Orbotech Ltd. (Nasdaq: ORBK). From 2015 to 2016, Mr. Elbaz served as a Technical Projects Manager and as Vice President of Engineering at Replay Video Technologies Ltd. Mr. Elbaz holds a B.Sc. in Computer Engineering from Bar Ilan University, Israel, and an M.B.A. in Technological Companies Management from the College of Management.

David Lempert, Vice President of Research and Development

Mr. David Lempert has served as our Vice President of Research and Development since June 2020, and prior to that as Director of Research and Development since August 2019, and prior to that as project manager of Foresight Automotive since April 2017. Mr. Lempert has over 12 years of research and development global project management. From 2014 to 2017, Mr. Lempert served as the chief executive officer and co-founder of Led-Swim Ltd. a start-up company developing technology for swimming workout monitoring. From 2012 to 2014 Mr. Lempert served as project manager and QA team leader in IronSource Ltd. an advertising technology company focuses on developing technologies for app monetization. Mr. Lempert holds a B.Sc in Computer Science from the MLA collage in Israel.

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

Zeev Levenberg, Director

Mr. Zeev Levenberg has served on our Board of Directors as an external director since July 2011. Mr. Levenberg served as the co-founder, director and chief executive officer of My Connecting Group Ltd from 2015 to 2020. Mr. Levenberg has served as a director at Panaxia Labs Israel Ltd. since 2009 till the end of 2018, and as an external director in Alon Blue Square from 2016 till November 2019. Mr. Levenberg Also served as Director on Kardan Israel Ltd. from 2016 till 2018, when the company delisted from the Tel Aviv Stock Exchange. Between 2012 and 2017 Mr. Levenberg served as a director at MySize Inc., a dual listed company that traded at the Nasdaq and TASE. Mr. Levenberg holds an M.B.A. in Financial Management from Bar-Ilan University Business School, M.A. in Law studies from Bar-Ilan University and a B.Sc. in Life Science from the Hebrew University.

Vered Raz-Avayo, Director

Mrs. Vered Raz-Avayo has served on our Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 13 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., Africa Israel Residences Ltd. and a director at Save Foods Inc. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

Family Relationships

Ms. Siboni Scherf is the daughter of Mr. Haim Siboni. Mr. Levy Zruya was married to Mr. Haim Siboni’s sister. Otherwise, there are no family relationships between any members of our executive management and our directors.

B.	Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2020 through December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.4424 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 14 persons as of December 31, 2020	$1,366,911	-	$606,774

(1)	The Company estimates the fair value of share options granted as equity awards using a Black-Scholes option-pricing model.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2020.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total
Haim Siboni	$317,623	$222,126	$539,749

Oren Bar-on	$169,662	$82,500	$252,162

Eli Yoresh	$181,036	$69,312	$250,348

Doron Cohadier	$171,554	$21,564	$193,118

Dror Elbaz	$178,985	$13,332	$192,317

The following table sets forth information regarding options granted to our executive officers and directors during the year ended December 31, 2020:

Name	Grant Date	Share Options	Average Exercise Price	Expiration Date
Haim Siboni	7/16/2020	4,113,000	$0.31	7/16/2027
Daniel Avidan	7/16/2020	300,000	$0.31	1/1/2025
Zeev Levenberg	7/16/2020	300,000	$0.31	1/1/2025
Eli Yoresh	6/9/2020	2,250,000	$0.31	6/9/2027
Doron Cohadier	6/9/2020	700,000	$0.31	6/9/2027
David Lempert	6/9/2020	700,000	$0.31	6/9/2027
Sivan Siboni Scherf	7/16/2020	700,000	$0.31	7/16/2027
Oren Bar-on	8/19/2020	700,000	$0.33	8/19/2027
Levy Zruya	7/16/2020	300,000	$0.31	7/16/2027
Dror Elbaz (*)	8/19/2020	1,500	$100	6/30/2025

(*)	Represents options to purchase Ordinary Shares of Eye-Net Mobile.

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

On September 23, 2019, following the approval of our audit and compensation committee and the Board of Directors, our shareholders approved an increase from NIS 10,000 to NIS 15,000 (approximately $4,665) in the monthly retainer to Mr. Michael Gally for his services as an active chairman of our Board of Directors.

C.	Board Practices.

Introduction

Our Board of Directors presently consists of six members, including two external directors required to be appointed under the Companies Law. We believe that Ehud Aharoni, Daniel Avidan, Zeev Levenberg, Vered Raz-Avayo and Michael Gally are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of Board of Directors’ members (including external directors) shall be set by the general meeting of the shareholders, provided that it will consist of not less than three and not more than ten members. Pursuant to the Companies Law, the management of our business is vested in our Board of Directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Board of Directors’ compensation committee and of the Board of Directors and are subject to the terms of any applicable employment or services agreements that we may enter into with them.

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

Committees of the Board of Directors

Our Board of Directors has originally established three standing committees, the audit committee, the compensation committee and the financial statements examination committee. To date, our audit committee also serves a compensation and a financial statements examination committee, in accordance with the provisions of the Companies Law and the regulations promulgated thereunder allowing same in certain exceptions, as set forth herein.

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

Under the Companies Law, an audit committee that meets the requirements set forth for financial statements examination committee in certain regulation promulgated under the Companies Law, may serve also as a financial statements examination committee. In May 2020, our Board of Directors has determined that our audit committee shall serve also as a financial statements examination committee.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be beneficial to the company. Our compensation policy was approved by our shareholders in December 2015 and June 2017, and an amendment thereto was approved by our shareholders in January 2019 and July 2020.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $20,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $127,450, which expires on June 14, 2021.

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

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the Company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a Company’s transaction and/or decision in which our controlling shareholder or officer has a personal interest.

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

On December 31, 2018, we had 47 full-time employees and three part-time employees. On December 31, 2019, we had 61 full-time employees and nine part-time employees. On December 31, 2020, we had 59 full-time employees and 5 part-time employees.

As of March 25, 2021, we had six full-time senior management employees, including our Chief Executive Officer, Vice President of Business Development, Vice President of Operations, Vice President of Research and Development, Vice President of Business Development non-automotive, and Deputy Chief Executive Officer of Eye-Net Ltd., and an additional two part-time senior managers – our Chief Financial Officer and Vice President of Human Resources. All of our employees are located in Israel. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

2016 Equity Incentive Plan

We maintain one equity incentive plan – our 2016 Equity Incentive Plan, or the 2016 Plan. As of March 21, 2021, the number of Ordinary Shares reserved for the exercise of options granted under the 2016 Plan was 36,903,634. In addition, as of March 21, 2021, options to purchase 25,092,765 Ordinary Shares were issued and outstanding, out of which options to purchase 5,971,219 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.95 (approximately $0.59) per share, options to purchase 2,150,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.31 (approximately $0.70) per share, options to purchase 100,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 3.78 (approximately $1.15) per share, options to purchase 41,667 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.96 (approximately $2.116) per share, options to purchase 3,143,713 Ordinary Shares were vested as of that date, with an average exercise price of NIS 1.06 (approximately $0.32) per share, options to purchase 58,334 Ordinary Shares were vested as of that date, with an average exercise price of NIS 1.13 (approximately $0.34) per share, options to purchase 14,584 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.33 (approximately $0.40) per share and options to purchase 700,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.13 (approximately $1.86) per share. Exercise prices in NIS are translated into U.S. dollars at the rate of NIS 3.289 = U.S. $1.00, based on the closing rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel on March 21, 2021.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 21, 2021 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Haim Siboni (3)	39,597,866	12.15%

Directors and executive officers:
Ehud Aharoni (4)	475,000	0.15%
Daniel Avidan (11)	349,000	0.11%
Doron Cohadier (7)	213,944	0.07%
Dror Elbaz (6)	259,467	0.08%
Michael Gally (8)	475,000	0.15%
Zeev Levenberg (9)	175,000	0.05%
Eli Yoresh (10)	937,500	0.29%
Vered Raz-Avayo (5)	325,000	0.1%
Oren Baron (12)	816,667	0.25%
Levi Zruya (13)	275,000	0.09%
Sivan Siboni Sherf (14)	441,666	0.14%
David Lempert (15)	441,933	0.14%
All directors and executive officers as a group (13 persons)		13.53%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 322,186,318 Ordinary Shares issued and outstanding as of March 21, 2021.

(3)	Includes (i) 35,884,116 Ordinary Shares held by Magna – B.S.P. Ltd.; and (ii) options to purchase 2,000,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 2.31 (approximately $0.70) per share. and (ii) options to purchase 1,713,750 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an average exercise price of NIS 1.06 (approximately $0.32). Mr. Siboni is the chief executive officer and a director of Magna. Mr. Siboni’s options have expiration dates ranging from 4/5/2024 to 16/4/2027.

(4)	Includes options to purchase 475,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 1.95 (approximately $0.59) per share. Mr. Aharoni’s options have expiration dates ranging from 20/2/2024 to 23/9/2026.

(5)	Includes (i) options to purchase 300,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 6.13 (approximately $1.86) per share; and (ii) options to purchase 25,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 1.95 (approximately $0.59) per share. Ms. Raz-Avayo’s options have expiration dates ranging from 27/8/2024 to 23/9/2026.

(6)	Includes options to purchase 259,467 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 1.95 (approximately $0.59) per share. Mr. Elbaz’s options have expiration dates until 5/4/2024.

(7)	Includes options to purchase 140,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 1.95 (approximately $0.59) per share. and (ii) options to purchase 73,944 Ordinary Shares at an average exercise price of NIS 1.06 (approximately $0.32). Mr. Cohadier’s options have expiration dates ranging from 4/5/2024 to 9/6/2027.

(8)	Includes options to purchase 375,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 1.95 (approximately $0.59) per share. and (ii) options to purchase 100,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 3.78 (approximately $1.15) per share. Mr. Gally’s options have expiration dates ranging from 20/2/2024, to 23/9/2026.

(9)	Includes options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 6.13 (approximately $1.86) per share. and (ii) options to purchase 25,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an average exercise price of NIS 1.06 (approximately $0.32) per share. Mr. Levenberg’s options have expiration dates ranging from 30/6/2021 to 1/1/2026.

(10)	Includes options to purchase 937,500 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an average exercise price of NIS 1.06 (approximately $0.32) per share. Mr. Yoresh’s options have expiration dates ranging until 9/6/2027.

(11)	Includes options to purchase 225,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 6.13 (approximately $1.86) per share. and (ii) options to purchase 124,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an average exercise price of NIS 1.06 (approximately $0.32) per share. Mr. Avidan’s options have expiration dates ranging from 17/7/2021 to 1/1/2026.

(12)	Includes options to purchase 700,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 1.95 (approximately $0.59) per share. and (ii) options to purchase 116,667 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an average exercise price of NIS 1.125 (approximately $0.34) per share. Mr. Baron’s options have expiration dates ranging from 30/11/2024 to 19/8/2027.

(13)	Includes options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 1.95 (approximately $0.59) per share. and (ii) options to purchase 125,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an average exercise price of NIS 1.06 (approximately $0.32) per share. Mr. Zruya’s options have expiration dates ranging from 27/8/2024 to 16/7/2027.

(14)	Includes options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 2.31 (approximately $0.70) per share. and (ii) options to purchase 291,666 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an average exercise price of NIS 1.06 (approximately $0.32) per share. Ms. Siboni Sherf’s options have expiration dates ranging from 4/5/2024 to 16/7/2027.

(15)	Includes options to purchase 258,333 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an exercise price of NIS 1.95 (approximately $0.59) per share. and (ii) options to purchase 183,600 Ordinary Shares that are exercisable within 60 days of March 21, 2021, at an average exercise price of NIS 1.06 (approximately $0.32) per share. Mr. Lempert’s options have expiration dates ranging from 30/11/2024 to 9/6/2027.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2020, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with (i) Magna from 23.2% to 11.47%, which was due to the dilution of their ownership as a result of equity offerings (ii) Ionic Ventures LLC (from 9.98% to 0%), which was due to the sale of their holdings. and (iii) Harel Insurance Investments & Financial Services Ltd. (from 6.3% to 3.8%), which was due to the dilution of their ownership as a result of equity offerings.

Over the course of 2019, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with (i) Magna from 27.2% to 23.2%, which was due to the dilution of their ownership as a result of equity offerings (ii) Harel Insurance Investments & Financial Services Ltd (from 10.5% to 6.3%) and (iii) Meitav Dash Investments Ltd. (from 5.4% to 4.65%), which was due to the dilution of their ownership as a result of equity offerings.

Over the course of 2018, there were increases in the percentage ownership of our major shareholders with (i) Harel Insurance Investments & Financial Services Ltd (from 0% to 10.5%) and (ii) Meitav Dash Investments Ltd. (from 0% to 5.4%). On the other hand, there were decreases in the percentage ownership of entities affiliated with (i) Magna from 32.3% to 27.2%, which was due to the dilution of their ownership as a result of equity offerings

Record Holders

Based upon a review of the information provided to us by our registrar in Israel, as of March 21, 2021, there were a total of 13 holders of record of our Ordinary Shares, of which all record holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 19, 2021, there were 97 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Services Agreement

Following the Merger, on January 5, 2016, Magna entered into a services agreement with Foresight Automotive, which provided that, for a period of 12 months following the Merger, Magna shall provide Foresight Automotive with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software in consideration of monthly payments at agreed upon rates for each of Magna’s workers, not to exceed the aggregate monthly consideration of NIS 200,000 plus VAT. Furthermore, Foresight Automotive may extend the agreement by two additional 12 month periods, which right has been exercised by Foresight Automotive on two occasions. On January 28, 2019, the Company’s shareholders approved the extension of the services agreement with Magna for 12 additional months with an option to extend the agreement for two additional 12 month periods, which right has been exercised by Foresight Automotive for the two additional 12 month periods. According to the updated agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $73,000) plus VAT. In addition, our Chief Executive Officer, Mr. Haim Siboni, and our Chief Technology Officer, Mr. Levi Zruya, serve as Magna’s Chief Executive Officer and Chief Technology Officer, respectively.

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

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2(d) to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Merger Agreement dated October 11, 2015, by and among Foresight Autonomous Holdings Ltd., Magna B.S.P. Ltd. and Foresight Automotive Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.1 to form 20-F (File No. 001-38094) filed on July 1, 2017. See Item 4.A “History and Development of the Company” for more information about this document.

●	Asset Transfer Agreement dated January 5, 2016, by and between Foresight Autonomous Holdings Ltd. and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.2 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference. See Item 4.A “History and Development of the Company” for more information about this document.

●	Service Agreement dated January 5, 2016, by and between Foresight Autonomous Holdings Ltd. and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as exhibit 4.3 to form 20-F (File No. 001-38094) filed on July 1, 2017, as amended on January 28, 2019. See Item 6.B “Related Party Transactions” for more information about this document.

●	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to form 20-F (File No. 001-38094) filed on July 1, 2017. See Item 6.E “Share Ownership” for more information about this document.

●	Share Purchase Agreement dated August 4, 2016, by and among Rail Vision Ltd, Foresight Autonomous Holdings Ltd. and the other investors listed therein, filed as Exhibit 4.10 to form 20-F (File No. 001-38094) filed on July 1, 2017.

●	Amended Compensation Policy, filed as Exhibit 99.1 to form 6-K (File No. 001-38094) filed on July 16, 2020.

●	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated October 2, 2020, filed as Exhibit 10.1 to form 6-K (File No. 001-38094) filed on October 2, 2020.

●	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated January 22, 2021, filed as Exhibit 10.1 to form F-3 (File No. 333-252334) filed on January22, 2021.

D.	Exchange Controls.

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

We believe that we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares or ADSs.

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

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

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

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2020.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
Audit fees (1)	$88,190	$97,500
All other fees	-

Total	$88,190	$97,500

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns and fees relating to our public offering of ADSs. All of the services provided were approved by audit committee on and by our board of directors on May 19, 2020.

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

ITEM 19.	EXHIBITS.

Exhibit	Description
1.1	Articles of Association of Foresight Autonomous Holdings Ltd. (unofficial English translation from Hebrew original), filed as part of Exhibit 99.1.to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

2.1	Form of Deposit Agreement among Foresight Autonomous Holdings Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 2.1 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

2.2	Description of Securities (filed herewith).

4.1	Merger Agreement dated October 11, 2015, by and among the Company, Magna B.S.P. Ltd. and Foresight Automotive Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.1 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.2	Asset Transfer Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.2 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.3	Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as exhibit 4.3 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated by reference.

4.4	Form of Indemnification Agreement (unofficial English translation from Hebrew original), filed as Exhibit 4.4 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.5	Form of Exculpation Agreement, filed as Exhibit 99.1.2 to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

4.6	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.7	Share Purchase Agreement dated August 4, 2016, by and among Rail Vision Ltd, the Company and the other investors listed therein, filed as Exhibit 4.10 to form 20-F (File No. 001-38094) filed on July 1, 2017, and incorporated herein by reference.

4.8	Amended Compensation Policy, filed as Exhibit 99.1 to form 6-K (File No. 001-38094) filed on July 16, 2020, and incorporated herein by reference.

4.9

Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated January 22, 2021, filed as Exhibit 10.1 to form F-3 (File No. 333-252334) filed on January 22, 2021 and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38094) filed on March 20, 2019, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm (filed herewith).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statement of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the consolidated financial statements, tagged as blocks of text and in detail.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: March 30, 2021	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2020

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foresight Autonomous Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

March 30, 2021

We have served as the Company’s auditor since 2016.

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2020	2019
	Note	USD in thousands

ASSETS

Current assets
Cash and cash equivalents		38,772	4,827
Short term deposits		5,166	5,233
Marketable equity securities		42	23
Other current receivables	3	401	613
Total current assets		44,381	10,696

Non-current assets
Operating lease right-of-use asset	9	1,104	1,278
Investment in equity securities	4	4,011	--
Investment in affiliated company	4	--	6,729
Fixed assets, net	5	427	631
Total non-current assets		5,542	8,638

TOTAL ASSETS		49,923	19,334

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables		391	498
Operating lease liability	9	427	411
Other current payables	7	1,207	1,130
Total current liabilities		2,025	2,039

Operating lease liability non-current	9	853	1,007

TOTAL LIABILITIES		2,878	3,046

Shareholders’ equity
Ordinary shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 312,760,305 and 154,649,602 shares as of December 31, 2020 and December 31, 2019, respectively	10B	--	--
Additional paid in capital	10	111,739	65,681
Accumulated deficit		(64,768)	(49,393)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	10	46,971	16,288
Non-controlling interest		74	--
Total equity		47,045	16,288

TOTAL LIABILITIES AND EQUITY		49,923	19,334

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(dollars in thousands, except per share data)

		Year ended December 31,
		2020	2019	2018
	Note	USD in thousands

Research and development expenses, net	11	8,563	10,210	8,638

Marketing and sales expenses	12	1,268	1,350	987

General and administrative expenses	13	3,005	3,469	3,696

Operating loss		12,836	15,029	13,321

Equity in net loss of an affiliated company	4	2,718	839	2,905

Financial income, net	14	(179)	(429)	(1,569)

Net Loss		15,375	15,439	14,657

Basic and diluted loss per share (in USD)	2L	(0.07)	(0.10)	(0.12)

Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands		219,913	149,534	120,612

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Statements of Changes in Shareholders’ Equity

	Share Capital		Additional		Total Foresight Autonomous Holdings Ltd.	Non-
	Number of shares	USD	paid in capital	Accumulated deficit	Shareholders’ equity	controlling interest	Total equity
		USD in thousands

BALANCE AS OF JANUARY 1, 2018	109,502,289	--	44,114	(19,297)	24,817	--	24,817

CHANGES DURING 2018:
Issuance of ordinary shares and warrants	21,963,411	--	11,208	--	11,208	--	11,208
Exercise of warrants	156,500	--	125	--	125	--	125
Exercise of options	288,204	--	34	--	34	--	34
Share-based payment	25,000	--	2,040	--	2,040	--	2,040
Loss for the year	--	--	--	(14,657)	(14,657)	--	(14,657)

BALANCE AS OF DECEMBER 31, 2018	131,935,404	--	57,521	(33,954)	23,567	--	23,567

CHANGES DURING 2019:
Issuance of ordinary shares and warrants	21,733,333	--	6,521	--	6,521	--	6,521
Derivative warrant liabilities classified in equity	--	--	1	--	1	--	1
Exercise of options	850,523	--	--	--	--	--	--
Share-based payment	130,342	--	1,638	--	1,638	--	1,638
Loss for the year	--	--	--	(15,439)	(15,439)	--	(15,439)

BALANCE AS OF DECEMBER 31, 2019	154,649,602	--	65,681	(49,393)	16,288	--	16,288

CHANGES DURING 2020:
Issuance of ordinary shares	156,847,640	--	44,707	--	44,707	--	44,707
Exercise of options	688,063	--	263	--	263	--	263
Share-based payment	575,000	--	1,088	--	1,088	74	1,162
Loss for the year	--	--	--	(15,375)	(15,375)	--	(15,324)

BALANCE AS OF DECEMBER 31, 2020	312,760,305	--	111,739	(64,768)	46,971	74	47,096

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2020	2019	2018
	USD in thousands

Cash flows from Operating Activities
Loss for the year	(15,375)	(15,439)	(14,657)

Adjustments to reconcile loss to net cash used in operating activities:	3,880	3,578	3,184

Net cash used in operating activities	(11,495)	(11,861)	(11,473)

Cash Flows from Investing Activities
Changes in short term deposits	67	7,273	(337)
Investment in affiliated company	--	--	(5,065)
Proceeds from sales of other investments	--	21	--
Proceeds from sales of marketable securities	68	--	--
Purchase of fixed assets	(50)	(103)	(733)

Net cash provided by (used in) investing activities	85	7,191	(6,135)

Cash flows from Financing Activities
Issuance of ordinary shares and warrants, net of issuance expenses	45,017	6,521	11,208
Proceeds from exercise of warrants	--	--	125
Proceeds from exercise of options	263	--	34

Net cash provided by financing activities	45,280	6,521	11,367

Effect of exchange rate changes on cash and cash equivalents	75	(182)	(237)

Increase (decrease) in cash and cash equivalents	33,945	1,669	(6,478)
Cash and cash equivalents at the beginning of the period	4,827	3,158	9,636

Cash and cash equivalents at the end of the period	38,772	4,827	3,158

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

Adjustments to reconcile loss to net cash used in operating activities:	Year ended December 31,
	2020	2019	2018
	USD in thousands

Share-based payment	1,162	1,638	2,040
Depreciation	254	259	235
Revaluation of derivative warrant liabilities	--	1	(2,071)
Equity in net loss of an affiliated company	2,718	839	2,905
Revaluation of other investments	--	324	(316)
Revaluation of marketable securities	(87)	--	(1)
Exchange rate changes on cash and cash equivalents	(75)	182	237

Changes in assets and liabilities:
Decrease (Increase) in other current assets	212	(142)	11
Increase (decrease) in trade payables	(296)	154	14
Change in operating lease liability	60	110	--
Increase (decrease) in other payables	(68)	213	130

Adjustments to reconcile loss to net cash used in operating activities	3,880	3,578	3,184

Supplemental information for Cash Flow:

Non-Cash Activities:	Year ended December 31,
	2020	2019	2018
	USD in thousands

Accrued issuance expenses recorded in shareholders’ equity	310	--	--
Exercise of warrant of investment in affiliated company	--	--	4,004

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 1 - GENERAL

A.	Foresight Autonomous Holdings Ltd. (the “Company”) was originally incorporated in Israel in September 1977 under the name “Golan Malechet Macshevet Ltd.” as a private company, and in April 1987 became a public company. In 2010, the Company changed its name to “Asia Development (A.D.B.M.) Ltd.” The Company’s ordinary shares (the “Ordinary Shares”) are traded on the Tel Aviv Stock Exchange (“TASE”). In addition, since June 15, 2017 the Company has American Depository Shares (the “ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market, and the ratio of the Company’s Ordinary Shares to ADSs is 5:1. on January 5, 2016, the Company acquired (the “Acquisition Transaction”) 100% of the outstanding shares of Foresight Automotive Ltd. (“Foresight Ltd.”), a company incorporated in Israel, pursuant to a capital stock exchange agreement dated as of October 11, 2015, among the Company, Magna B.S.P. Ltd. (“Magna”), and Foresight Ltd. In exchange for the outstanding shares of Foresight Ltd., the Company issued to Magna a total of 35,884,116 of the Company’s Ordinary Shares representing approximately 64.50% of the Ordinary Shares then issued and outstanding after giving effect to the Acquisition Transaction. As a result of the Acquisition Transaction, Foresight Ltd. became a wholly owned subsidiary of the Company as of January 5, 2016 and, subsequent to the Acquisition Transaction, the Company changed its name to “Foresight Autonomous Holdings Ltd.” The Company and its subsidiaries Foresight Ltd. and Eye-Net Mobile Ltd (“Eye-Net”) are collectively referred to as the “Company” or the “Group”.

Foresight Ltd. was established in July 2015 by Magna in order to transfer all of Magna’s three-dimensional (3D) computer vision research and development technology and business in the area of Advanced Driver Assistance Systems (“ADAS”) to a separate entity. As part of the reorganization, Magna transferred to Foresight Ltd. all of the intellectual assets comprised mostly of know-how, software and algorithms developed by Magna.

The Company is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through its wholly owned subsidiaries, Foresight Ltd. and Eye-Net, the Company develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

The Company’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology.

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

The carrying values of cash and cash equivalents, short term deposits, other current receivables, marketable equity securities, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

G.	Marketable equity securities:

Marketable equity securities classified as trading are recorded at fair value. The fair value is based on the current market value. Unrealized gains and losses before the securities are sold are reported in the statement of comprehensive loss.

H.	Non-Marketable equity securities:

Equity investments without readily determinable fair value are carried at cost minus impairment, if any. When an observable price change in orderly transactions for the identical or a similar investment of the same issuer has occurred, the Company elects to carry those equity investments at fair value as of the date that the observable transaction occurred.

I.	Investment in Affiliate Company:

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

J.	Leases:

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company’s lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The Company used the implicit rate when readily determinable. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments are recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as cars, the Company accounts for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, the Company applies a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for facilities and equipment. Instead, the Company recognizes the lease payments in the consolidated statement of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

K.	Share-based compensation:

The Company accounts for stock-based compensation expense based on estimated grant date fair value, using the Black-Scholes option-pricing model. The fair value is recognized as an expense in the consolidated financial statements over the requisite service periods. The determination of fair value and the timing of expense using option pricing models such as the Black-Scholes model require the input of subjective assumptions, including the expected term and the expected price volatility of the underlying stock. The Company estimates the expected term assumption using the “simplified” method. In determining the Company’s expected stock price volatility assumption, the Company reviews the historical and implied volatility of the Company’s Ordinary Shares. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term.

L.	Basic and diluted net loss per share:

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

The following table present summarized basic and diluted per Ordinary Share and per ADS:

	Year ended December 31,
	2020	2019	2018

Net loss	15,375	15,439	14,657

Basic and diluted loss per Ordinary Share (in USD)	(0.07)	(0.10)	(0.12)

Basic and diluted loss per ADS (in USD)	(0.35)	(0.52)	(0.61)

Weighted average number of Ordinary Shares outstanding used in computing basic and diluted loss per share - in thousands	219,913	149,534	120,612

Weighted average number of ADSs outstanding used in computing basic and diluted loss per ADS - in thousands	43,983	29,907	24,122

M.	Research and development expenses, net:

Research and development expenses are charged to the statement of comprehensive loss as incurred.

N.	Reclassification:

Certain amounts in prior years consolidated financial statements have been reclassified to conform to the current year’s presentation.

O.	Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued a new standard, Accounting Standards Update (“ASU”) 2016 -13, “Financial Instruments—Credit Losses,” requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The Company adopted this ASU, effective January 1, 2020, using the modified retrospective approach, and the effect on the Company’s consolidated condensed financial statements and related disclosures was not material.

P.	Recent Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The adoption of this ASU did not have a significant impact on its financial position or results of operations.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The adoption of this ASU did not have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 3 - OTHER CURRENT RECEIVABLES

	December 31,
	2020	2019
	USD in thousands
Governmental institutes	150	211
Prepaid expenses	197	339
Other receivables	54	63
	401	613

NOTE 4 - EQUITY INVESTMENT

Rail Vision Ltd. (“Rail Vision”) was incorporated in Israel on April 18, 2016 and is a development stage company that is focused on train safety, accident prevention and enhanced efficiency in the rail industry. During 2016, the Company entered into a share purchase agreement to acquire 32% of the share capital of Rail Vision at an average price per share of $60 and three types of warrants to purchase ordinary shares of Rail Vision: Warrant 1, Warrant 2 and Warrant 3 exercisable within 18 months, 30 months and 24 months following their issuance, at an exercise price of $189, $270 and $216, respectively.

On November 7, 2016, the Company and other investors completed the investment in Rail Vision. As a result, the Company purchased a total of 23,692 ordinary shares of Rail Vision at an average price per share equal to $60 and 23,692 of Warrants 1, 23,692 of Warrants 2 and 2,704 of Warrants 3. The Company’s total investment in Rail Vision amounted to $1,422 and was allocated to warrants investment and investment in the ordinary shares based on the relative fair value, as of the date of investment completion. Since the Company had a significant influence in Rail Vision but did not own a majority equity interest or otherwise a control in it, the Company accounted the investment in Rail Vision using the equity method, and included as an investment in an affiliate company in the consolidated balance sheet. From 2017 through 2018 the Company exercised 26,396 Warrants 1 and 2,704 Warrants 3, following those exercises along with other capital raises in Rail Vision, as of December 31, 2018 the Company increased its holdings in Rail Vision to 35.91% (and 33.81% on a fully diluted basis).

A.	Activity in investment in the affiliated company is as follows:

	Investment in affiliated company	% Equity Interests
As of January 1, 2019	7,568	35.91%
Gain from issuance of shares to third parties (see note 4A1)	1,941
Equity in net loss of affiliated company	(2,780)
As of December 31, 2019	6,729	24.12%
Equity in net loss of affiliated company	(2,718)
As of December 30, 2020	4,011	19.34%

1.	In 2019, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“KB”), an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, invested $10,000 in Rail Vision, in consideration of an issuance of an aggregate of 40,984 ordinary shares of Rail Vision, at a price per share equal to $244 (the “PPS”) representing a post investment valuation of approximately $47,000, reflecting 21.34% of Rail Vision’s issued and outstanding capital. KB has also been issued an aggregate of 14,903 warrants to purchase up to 14,903 of Rail Vision’s ordinary shares at an exercise price per share equal to the PPS. During 2019, a total of 3,007 warrants were exercised by KB and the remaining warrants expired. As of December 31, 2019, KB held 21.19% of Rail Vision’s issued and outstanding ordinary shares.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

Following KB’s investment in Rail Vision, and exercise of warrants by KB and third parties during the year ended December 31, 2019, the Company’s holdings in Rail Vision, as of December 31, 2019, decreased from 35.91% as of December 31, 2018, to 24.12%. As a result, during 2019 the Company recorded a gain of $1,941 from issuance to third parties in “Equity in net loss (gain) of affiliated company.”

2.	In October 2020, KB invested additional $10,000 in Rail Vision, in consideration of an issuance of an aggregate of 51,282 preferred A shares of Rail Vision, at a price per share equal to $195 representing a post investment valuation of approximately $50,000, reflecting 19.81% of Rail Vision’s issued and outstanding capital. As of December 31, 2020, KB held 36.79% of Rail Vision’s issued and outstanding share capital (ordinary shares and preferred A shares).

As of December 30, 2020, following an agreement with other investors in Rail Vision, which reduced the Company’s right to nominate only one director (instead of two directors) out of eight directors on Rail Vision Board of Directors. Consequently, the Company has lost its significate influence over Rail Vision as of this date. The loss of significate influence over Rail Vision does not have a material impact on the Company’s consolidated statements of comprehensive loss. The Company presented the remaining equity interest in Rail Vision as an investment in equity securities without readily determined fair value since that date.

As of December 31, 2020, the Company held 19.34% of the issued and outstanding capital (and 15.83% on a fully diluted basis) of Rail Vision.

B.	The following tables present summarized financial information derived from Rail Vision’s consolidated financial statements, which are prepared on the basis of US GAAP:

Balance sheet data:	As of
December 31,
2019
USD in thousands

Current assets	9,820
Long-term assets	2,228
Current liabilities	(1,113)
Long-term liabilities	(1,270)
Equity	(9,665)

Operating data:	Year ended
	December 31,
	2020	2019
	USD in thousands
Revenue	--	--
Operating loss	(10,271)	(10,046)
Net loss	(10,273)	(10,032)

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 5 - FIXED ASSETS, NET

	December 31,
	2020	2019
	USD in thousands
Cost:
Computers and software	595	597
Office furniture and equipment	216	173
Leasehold improvements	349	346
	1,160	1,116
Less – accumulated depreciation	733	485

Fixed assets, net	427	631

Depreciation expenses for the years ended December 31, 2020 and December 31, 2019 were $254 and $259, respectively.

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

NOTE 7 - OTHER CURRENT PAYABLES

	December 31,
	2020	2019
	USD in thousands

Employees and related expenses	719	882
Accrued expenses	428	208
Other payables	60	40
	1,207	1,130

NOTE 8 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

On January 28, 2019, the Company’s shareholders approved the extension of the research and development services agreement with Magna for software development in the area of ADAS. Subject to the conditions prescribed in the agreement, Magna will provide Foresight Ltd. with research and development services for a 12-month period with an option to extend the agreement for two additional periods. According to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235 (approximately $73). The Company has decided to extend the two additional periods.

B.	Israel Innovation Authority

Magna obtained grants from the Israel Innovation Authority (the “IIA”) for participation in research and development programs for the years 2011 through 2013, and, in return, further to the acquisition transaction, the Company is obligated to pay royalties amounting to 3% to 5% of its future sales up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of LIBOR per annum.

Through the years ended December 31, 2020, 2019 and 2018 total grants obtained amounted to $661, $615 and $567, respectively.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 9 - LEASES

The Company leases certain property and equipment under operating and finance leases. The Company’s leases have remaining lease terms ranging from less than 1 year to 30 years, some of which include options to extend the lease for up to 5 years, and some of which include options to terminate the lease within 1 year. The Company has no finance leases.

Supplemental cash flow information related to operating leases was as follows:

Year Ended December 31, 2020
Cash payments for operating leases	$471
New operating lease assets obtained in exchange for operating lease liabilities	$171

As of December 31, 2020, the Company’s operating leases had a weighted average remaining lease term of 3.2 years and a weighted average discount rate of 5%. Future lease payments under operating leases as of December 31, 2020 were as follows:

Operating Leases
2021	$432
2022	423
2023	396
2024	93
Total future lease payments	1,344
Less imputed interest	(64)
Total lease liability balance	$1,280

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of shares, warrants and options

1.	Private placements

(a)	During 2016, the Company raised $6,835 (gross) through private placements of its Ordinary Shares. The Company issued a total of 15,050,032 Ordinary Shares (NIS 1.75 per share, approximately $0.45 per share), and a total of 12,022,835 Series A warrants, 13,565,691 Series B warrants and 3,178,557 Series E warrants at an exercise price of NIS 3 per share (approximately $0.93 per share), NIS 4 (approximately $1.24 per share), NIS 3 (approximately $0.93 per share), respectively, to purchase 1 Ordinary Share, respectively. After deducting closing costs and fees, the Company received net proceeds of approximately $6,245.

During 2019, the Series A warrants were exercised in full. On June 30, 2020, the outstanding balance of Series B warrants and Series E warrants, consisting of an aggregate of 11,781,552 and 2,687,197, respectively, fully expired.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

(b)	During 2017, the Company raised $11,645 (gross) through private placements of its Ordinary Shares. The Company issued a total of 21,027,690 Ordinary Shares (average of NIS 2.01 per share, approximately average of $0.55 per share), and a total of 19,520,514 Series F warrants and 1,051,665 Series G warrants at an exercise price of $0.80 and $0.95, respectively, to purchase 1 Ordinary Share for every share purchased in the private placement agreements. After deducting closing costs and fees, the Company received net proceeds of approximately $10,745.

During 2018, the outstanding balance of Series G warrants, consisting of an aggregate of 1,001,665, fully expired. On June 30, 2020, the outstanding balance of Series F warrants, consisting of an aggregate of 18,917,985, fully expired.

(c)	On June 21, 2018 and June 25, 2018, the Company raised $12,351 in gross proceeds through a private placement of its Ordinary Shares with several leading Israeli institutional investors and several private investors. The Company issued a total of 21,963,411 Ordinary Shares, (NIS 2.05 per share, approximately $0.56 per share). In addition, the Company issued Series F-1 warrants to purchase 22,067,679 Ordinary Shares at an exercise price of $0.80 per share, exercisable until the 24-month anniversary of the date of issuance.

After deducting closing costs and fees, the Company received net proceeds of approximately $11,208. 22,067,679 Series F-1 warrants expired on June 30, 2020.

(d)	On January 27, 2019, the Company entered into a development agreement for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd. (“RH”). Pursuant to the agreement, RH purchased 1,233,333 Ordinary Shares for a total consideration of $1,000 at a price per share of NIS 3 (approximately $1.23 per share).

(e)	On May 10, 2020, the Company raised $350 (gross) through a private placement of its Ordinary Shares. The Company issued a total of 700,000 ADSs (3,500,000 Ordinary Shares) at $0.50 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $321, net of issuance expenses.

2.	Public Offering and Registered direct offering

On March 19, 2019, the Company raised $6,150 (gross) through a public offering of its ADSs. The Company issued a total of 4,100,000 ADSs (20,500,000 Ordinary Shares) at $1.50 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $5,521, net of issuance expenses.

On April 30, 2020, the Company raised $2,650 (gross) through a registered direct offering of its ADSs. The Company issued a total of 5,300,000 ADSs (26,500,000 Ordinary Shares) at $0.50 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $2,294, net of issuance expenses.

On May 19, 2020, the Company raised $5,000 (gross) through a registered direct offering of its ADSs. The Company issued a total of 8,333,334 ADSs (41,666,670 Ordinary Shares) at $0.60 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $4,498, net of issuance expenses.

On June 9, 2020, the Company raised $6,400 (gross) through a registered direct offering of its ADSs. The Company issued a total of 6,400,000 ADSs (32,000,000 Ordinary Shares) at $1.00 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $5,816, net of issuance expenses.

On October 2, 2020, the Company entered into a sales agreement pursuant to which the Company raised $8,085 (gross). From October through December 2020, The Company issued a total of 4,371,131 ADSs (21,855,655 Ordinary Shares) at a weighted average price of $1.85 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $7,752, net of issuance expenses.

On December 30, 2020, the Company raised $26,000 (gross) through a registered direct offering of its ADSs. The Company issued a total of 6,265,063 ADSs (31,325,315 Ordinary Shares) at $4.15 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $24,026, net of issuance expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

3.	Shares and warrants to service providers:

(a)	Shares granted to service providers:

On February 14, 2018, the Company granted 25,000 Ordinary Shares to a service provider. The Company recorded in its 2018 statement of comprehensive loss an expense of $19 in respect of such grant, included in general and administrative expenses.

On July 2, 2019, the Company granted 130,342 Ordinary Shares to a service provider. The Company recorded in its 2019 statement of comprehensive loss an expense of $50 in respect of such grant, included in general and administrative expenses.

During 2020, the Company granted 575,000 Ordinary Shares to several service providers. The Company recorded in its 2020 statement of comprehensive loss an expense of $124 in respect of such grant included in general and administrative expenses.

(b)	Warrants and Options granted to service providers:

The fair value for the warrants granted to service providers was estimated on the measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 95.7%, risk free interest rates of 0.51%, dividend yields of 0% and a weighted average life of the options of one – 2.6 years.

(1)	On March 25, 2018, the Company granted options to service provider to purchase a total of 500,000 Ordinary Shares at an exercise price of NIS 3 (approximately $0.86 per share at the grant date). The options vested equally over a period of 4 quarters ending January 1, 2019. The Company recorded in its 2018 statement of comprehensive loss an expense of $78 in respect of such grant, included in general and administrative expenses.

(2)	On April 23, 2018, the Company granted options to service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). The options vested as to one third of the options after one year and balance of the remaining options vest equally over eight quarters until fully vested on March 31, 2021. On March 20, 2019, the Company approved a modification of the outstanding options from an exercise price of NIS 3.78 to an exercise price of NIS 1.95 per share (approximately $0.56 per share).

(3)	On June 21 and June 25, 2018, the Company granted to an intermediator in its private placement 104,268 Series F-1 warrants to purchase 104,268 Ordinary Shares at an exercise price of USD $0.80. These options expire 24 months after their grant date and were fully vested as of their grant date. In respect of the portion of such grant allocated to the instruments issued in the private placement, the related compensation costs were recorded in equity with no impact on the statement of comprehensive loss. On June 30, 2020 the outstanding balance of Series F-1 warrants in a total of 104,268 fully expired

(4)	On July 17, 2019, the Company granted options to service provider to purchase a total of 25,000 Ordinary Shares at an exercise price of NIS 1.95 per share (approximately $0.56 per share at the grant date). The options vest equally over eight quarters until fully vested on March 31, 2021.

(5)	On September 23, 2019, the Company approved a modification of the exercise price of options held by Magna’s employees, previously granted on August 27, 2017, from NIS 3.57 per share to an exercise price of NIS 1.95 (approximately $0.56) per share.

On July 16, 2020, the Company extended the exercise period of the outstanding options granted to Magna’s employees for one additional year. As a result, the Company recorded in its 2020 and 2019 statement of comprehensive loss an expense of $16 and $37, respectively.

(6)	On July 16, 2020, the Company granted to Magna’s employees additional options to purchase a total of 950,000 Ordinary Shares at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options vest over 12 quarters until fully vested on December 31, 2022. The Company recorded in its 2020 statement of comprehensive loss an expense of $51 in respect of such grant, included in research and development expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

(7)	On November 12, 2020, the Company granted options to service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 1.33 (approximately $0.39 per share at the grant date). The options vest equally over eight quarters until fully vested on October 1, 2022.

4.	Shares and options to employees

(a)	Incentive Plan

In November 2015, the Board of Directors of the Company authorized a share option plan (“2016 Equity Incentive Plan”). The 2016 Equity Incentive Plan provides for the grant of share options to service provider, employees and office holders of the Company. Awards may be granted under the 2016 Equity Incentive Plan until November 2025, when the 2016 Equity Incentive Plan expires.

According to the 2016 Equity Incentive Plan, the aggregate number of Ordinary Shares that may be granted pursuant to awards will not exceed 15% of the Company’s capital on a fully diluted basis.

(b)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	As of December 31,
	2020	2019

Exercise price	$0.31-$0.54	$0.55
Expected volatility	76%-97%	66%-78%
Risk-free interest	0.08%-0.31%	0.29%-0.79%
Expected life of up to (years)	1.66-4.24	2.25-3.28

The following table summarizes the option activity for the year ended December 31, 2020 for options granted to employees, officers and directors:

	As of December 31,
	2020			2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding at beginning of period (a)	12,848,788	$0.63		11,544,622	$0.76
Granted (b)	13,578,000	$0.32		3,775,000	$0.55
Exercised	(769,205)	$0.30		(1,200,000)	$0.08
Forfeited	(1,580,833)	$1.32		(1,270,834)	$0.78

Outstanding at the end of period	24,076,750	$0.47	1.61	12,848,788	$0.63	1.16
Exercisable at the end of period	12,642,667		0.87	8,200,872		0.59

As of December 31, 2020, there was $1,723 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 2.21 years.

(c)	Options Granted during 2018 and 2019

On June 18, 2018, the Company granted options to purchase 100,000 Ordinary Shares to its chairman of the Board of Directors at an exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). One third of the options vested after one year and the balance of the remaining options vest over eight quarters until fully vested on March 31, 2021.

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

On March 20, 2019, in accordance with the terms of the Company’s 2016 Equity Incentive Plan, the Company’s Board of Directors approved a modification of outstanding options held by officers and employees that had an exercise price of NIS 3.78 per share (approximately $1.05 per share at the grant date) and reduced the exercise price to NIS 1.95 per share (approximately $0.54 per share at the grant date). This resolution was effective from May 6, 2019, after receiving approval from the Israeli Tax Authorities. The Company calculated the fair value of such options immediately before and after the modification. The Company immediately recognized the additional fair value attributable to vested options, approximately $27, as stock compensation expenses. The additional fair value resulting from the modification, approximately $54, is being expensed over the remaining vesting period of the modified options.

During 2019, the Company granted options to purchase 2,575,000 Ordinary Shares to its employees at an exercise price of NIS 1.95 (approximately $0.54 per share at the grant date). One third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested.

On September 23, 2019, the Company granted to four members of its Board of Directors options to purchase an aggregate of 300,000 Ordinary Shares, each, at an exercise price of NIS 1.95 (approximately $0.56 per share at the grant date). The options vest over 12 quarters until fully vested on July 31, 2022.

(d)	Options Granted during 2020

On March 12, 2020 and on July 16, 2020, the Company extended the exercise period of 3,194,205 and of 2,150,000 outstanding options granted during 2017 to employees and to the Chief Executive Officer and to the Vice President of Human Resources, respectively, for one additional year. As a result, the Company recorded in its 2020 statement of comprehensive loss a total expense of $33.

On June 9, 2020, the Company granted to three of its senior officers options to purchase an aggregate of 3,650,000 Ordinary Shares, at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options vest over 12 quarters until fully vested on March 31, 2023. The Company recorded in its 2020 statement of comprehensive loss an expense of $108, in respect of such grant.

On July 16, 2020, the Company’s shareholders approved, among others, a grant of options to two members of the Company’s Board of Directors, to the Company’s Chief Executive Officer and to the Vice President of Human Resources to purchase 300,000 each, 4,113,000, and 700,000, respectively, of the Company’s Ordinary Shares at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options vest over 12 quarters until fully vested on December 31, 2022. The Company recorded in its 2020 statement of comprehensive loss an expense of $292, in respect of such grants, included in general and administrative expenses.

On August 19, 2020, the Company granted to its Vice President of Operations options to purchase an aggregate of 700,000 Ordinary Shares, at an exercise price of NIS 0.986 (approximately $0.29 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options vest over 12 quarters until fully vested on June 30, 2023. The Company recorded in its 2020 statement of comprehensive loss an expense of $11, in respect of such grant, included in research and development expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

During 2020, the Company granted options to purchase 1,000,000 Ordinary Shares to its employees at an exercise price ranging between NIS 0.787 to NIS 1.95 (an average of approximately $0.46 per share at the grant date). One third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested.

In addition, the Company granted options to purchase 2,815,000 Ordinary Shares to its employees at an exercise price ranging between NIS 0.787 to NIS 1.95 (an average of approximately $0.36 per share at the grant date). The options vest over 12 quarters until fully vested.

(e)	Options Granted to Eye-net’s employees

On August 19, 2020, the Company’s subsidiary, Eye-net, granted options to purchase 8,700 Ordinary Shares of Eye-net to its employees at an exercise price of $100 per share. The options vest over 12 quarters until fully vested on June 30, 2023. The Company recorded in its 2020 statement of comprehensive loss an expense of $74, in respect of such grant.

5.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options granted to employees, directors and service providers was comprised, at each period, as follows:

	Year ended
	December 31,
	2020	2019	2018
	USD in thousands

Research and development	469	568	621
Marketing and sales	62	214	196
General and administrative	631	856	1,223
	1,162	1,638	2,040
Less: Share-based compensation expense attributable to non-controlling interests	74	--	--
Share-based compensation expense attributable to Foresight Autonomous Holdings Ltd.	1,088	1,638	2,040

NOTE 11 - RESEARCH AND DEVELOMENT, NET

	Year ended
	December 31,
	2020	2019	2018
	USD in thousands

Payroll and related expenses (*)	5,922	5,679	5,793
Subcontracted work and consulting	1,534	3,123	1,744
Share-based payments to service provider	67	37	43
Rent and office maintenance	671	720	629
Travel expenses	54	236	76
Other	415	492	393
Sales of prototypes	(100)	(77)	(40)
	8,563	10,210	8,638

(*)	Includes share-based payment of $402, $531 and $578 in 2020, 2019 and 2018, respectively.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 12 - MARKETING AND SALES

	Year ended
	December 31,
	2020	2019	2018
	USD in thousands

Payroll and related expenses (*)	833	870	489
Exhibitions, conventions and travel expenses	175	172	189
Consultants	178	212	249
Other	82	96	60
	1,268	1,350	987

(*)	Includes share-based payment of $62, $206 and $182 in 2020, 2019 and 2018, respectively.

NOTE 13 - GENERAL AND ADMINISTRATIVE

	Year ended
	December 31,
	2020	2019	2018
	USD in thousands

Payroll and related expenses (*)	1,342	1,534	1,776
Share-based payments to service providers	128	75	179
Professional services	926	1,151	1,071
Directors fees and insurance (**)	348	404	361
Travel expenses	14	41	54
Rent and office maintenance	146	195	131
Other	101	69	124
	3,005	3,469	3,696

(*)	Includes share-based payment of $389, $625, and $893 in 2020, 2019 and 2018, respectively.
(**)	Includes share-based payment of $113 $156 and $151 in 2020, 2019 and 2018, respectively.

NOTE 14 - FINANCIAL EXPENSE (INCOME) NET

	Year ended
	December 31,
	2020	2019	2018
	USD in thousands

Reevaluation of securities, net	(85)	--	(1)
Reevaluation of other investments	--	324	(316)
Reevaluation of derivative warrant liabilities	--	1	(2,071)
Exchange rate differences	--	(601)	1,000
Other	(94)	(153)	(181)
	(179)	(429)	(1,569)

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 15  - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 23% in 2020, 2019 and 2018. Such tax rate changes had no significant impact on the Company’s financial statements.

2.	As of December 31, 2020, the Company generated net operation losses of approximately $37,951, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues; therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	December 31,
	2020	2019	2018
Deferred tax assets:	USD in thousands

Operating loss carryforward	37,951	25,077	18,711

Deferred taxes due to carryforward losses	8,729	5,768	4,303

Valuation allowance	(8,729)	(5,768)	(4,303)
Net deferred tax asset	--	--	--

4.	The Company has no uncertain tax positions and foreign sources of income.

5.	The Company has final tax assessments until and including 2016.

NOTE 16 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions:

	Year ended
	December 31,
	2020	2019	2018
	USD in thousands

Subcontracted work and consulting	672	722	660
Share-based payments to service provider	67	37	43
	739	759	703

B.	Balances:
	As of December 31,
	2020	2019
	USD in thousands

Other accounts payable	70	67
	70	67

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 17 - SUBSEQUENT EVENTS

1.	On January 18, 2021, the Company’s Board of Directors approved an extension of all the options already granted under the Company’s 2016 Equity Incentive Plan to seven years from the grant date instead of three years from vesting date.

2.	On March 8, 2021, the extraordinary shareholders meeting approved a special bonus to the Chief Executive Officer of approximately $100 for the year 2020.

3.	On January 22, 2021, the Company entered into an At the Market Sales agreement, or the Sales Agreement, pursuant to which the Company may sell up to $60,000 from time to time. As of March 25, 2021, the Company issued a total of 1,378,344 ADSs (6,891,720 Ordinary Shares) at a weighted average price of $10.137 per ADS. After deducting closing costs and fees, as of March 25, 2021, the Company received net proceeds of approximately $13,500, net of issuance expenses.

4.	On February 25, 2021, the Company issued options to purchase 1,105,000 Ordinary Shares to its employees at an exercise price ranging between NIS 1.33 to NIS 5.93 (an average of approximately $1.41 per share at the grant date).

Rail Vision Ltd.

Financial Statements

As of December 31, 2020

Rail Vision Ltd.

Financial Statements

As of December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RAIL VISION LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Rail Vision Ltd. (the “Company”) as of December 31, 2019 and the related statements of comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flow for each the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Rail Vision Ltd.

Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2020		2019
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents		$6,749		$9,120
Restricted cash		194		180
Deferred expenses	7D (1)	196		331
Other current assets	3	167		189
Total current assets		7,306		9,820

Right of use of asset	12	1,166		1,521
Deferred expenses	7D (1)	-		196
Fixed assets, net	4	443		511
		1,609		2,228

TOTAL ASSETS		8,915		12,048

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		41		137
Lease liability – current	12	475		295
Other accounts payable	5	1,599		681
Total current liabilities		2,115		1,113

Lease liability non-current	12	884		1,270

TOTAL LIABILITIES		2,999		2,383

Preferred A shares – NIS 0.01 par value; Authorized 900,000 shares; Issued and outstanding: 51,282 shares as of December 31, 2020	7	4,965		-

Shareholders’ equity
Ordinary shares, NIS 0.01 par value; Authorized 900,000 shares; Issued and outstanding: 207,650 shares as of December 31, 2020 and December 31, 2019	8	(*	)	(*	)
Additional paid in capital	8	34,636		33,077
Accumulated deficit		(33,685)		(23,412)
Total shareholders’ equity		951		9,665

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,915		12,048

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2020	2019
		(Unaudited)

Research and development expenses	9	$7,244	$7,156

General and administrative expenses	10	3,027	2,890

Operating loss		10,271	10,046

Financial expenses (income), net		2	(14)

Net loss		10,273	10,032

Basic and diluted loss per share		$(49.47)	$(54.91)

Weighted average number of shares outstanding used in computing basic and diluted loss per share		207,650	182,685

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Convertible Preferred Shares and Changes in Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Convertible Preferred A Shares		Ordinary Shares			Additional		Total
	Number of shares	USD	Number of shares	USD		paid in capital	Accumulated Deficit	shareholders’ equity

BALANCE AS OF DECEMBER 31, 2018	--	--	139,485	(*	)	18,307	(13,380)	4,927

CHANGES DURING 2019:
Issuance of Ordinary Shares and warrants	--	--	40,984	(*	)	9,941	--	9,941
Issuance of shares as a result of exercise of warrants	--	--	27,181	(*	)	3,472	--	3,472
Share-based payment	--	--	--	--		1,357	--	1,357
Loss for the year	--	--	--	--		--	(10,032)	(10,032)

BALANCE AS OF DECEMBER 31, 2019	--	--	207,650	(*	)	33,077	(23,412)	9,665

CHANGES DURING 2020: (Unaudited)
Issuance of convertible preferred shares	51,282	4,965
Share-based payment	--	--	--	--		1,559	--	1,559
Loss for the year	--	--	--	--		--	(10,273)	(10,273)
BALANCE AS OF DECEMBER 31, 2020	51,282	4,965	207,650	(*	)	34,636	(33,685)	951

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019
	(Unaudited)
Cash flows from operating activities
Loss for the year	$(10,273)	$(10,032)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	190	183
Share-based compensation	1,559	1,357
Change in lease liability	172	122

Changes in operating assets and liabilities:

Decrease (increase) in other current assets	330	(6)
Increase (decrease) in trade accounts payable	(96)	36
Increase in other accounts payable	918	136

Net cash used in operating activities	(7,200)	(8,204)

Cash flows from investing activities
Purchase of fixed assets	(122)	(152)
Net cash used in investing activities	(122)	(152)

Cash flows from financing activities:
Issuance of Preferred Shares	4,965	--
Issuance of Ordinary Shares and warrants, net of issuance expenses	--	9,941
Proceeds from exercise of Warrants, net of issuance expenses	--	3,472

Net cash provided by financing activities	4,965	13,413

Increase in cash, cash equivalents and restricted cash	(2,357)	5,057
Cash, cash equivalents and restricted cash at the beginning of the period	9,300	4,243

Cash, cash equivalents and restricted cash at the end of the period	6,943	9,300

	Year ended December 31,
	2020	2019
	(Unaudited)
Non Cash Activities:

Increase in Deferred expenses against additional paid in capital	--	303
Right-of-use assets obtained in exchange for new operating lease obligations	--	1,768

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

C.	The Corona virus (COVID-19):

Since the beginning of 2020, an event with macroeconomic consequences originating from the spread of the Corona virus (COVID-19) has been affecting the world. The outbreak of the Corona virus has caused shocks in global financial markets and the economic world has entered a period of uncertainty. The Israeli government, like other governments around the world, has taken various measures to prevent the outbreak of the virus, including preventing movement during certain periods, restrictions on opening businesses and other restrictions.

The Corona crisis has affected the Company’s operations in several ways, as follows:

●	Raising capital – The shocks in the global financial markets and the uncertainty in the economic world have made it difficult for the Company to raise capital during this period.

●	Employment of workers – At the beginning of the Corona crisis, some of the Company’s employees were given unpaid leave and the rest of the Company’s employees worked full time (at a reduced salary for a period of 6 months). As of the date of this report, the Company is operating according to the Corona routing format (“Purple Badge”), according to which about half of the employees work from home on any given day, the number of in-person meetings has been reduced and a routine of video meetings has been introduced instead of in-person meetings, guests are restricted from entering offices, etc., while requiring its employees to adhere to the Ministry of Health guidelines.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL (Cont.)

C.	The Corona virus (COVID-19) (Cont.)

●	Restrictions on movement – Restrictions on movement imposed in Israel and around the world led to delays and postponements in the conducting of demonstrations for potential customers, limiting the Company’s employees’ ability to provide support services at a potential customer’s site where the Company has a prototype system in a long-term trial, as well as the cancellation of business and marketing trips.

At this stage, it is not possible to assess whether this is a short-term event or an ongoing crisis that could lead to a global recession. Since this is an event that is not under the Company’s control, such as the continued spread of the virus, the Company is continuously monitoring changes in the markets in Israel and around the world and examining the implications for its medium- and long-term business activities in order to address issues and events related to the crisis and its possible consequences.

As of the date of this report, the Company estimates that its long-term operations are not expected to be significantly impaired, given the potential for future engagements with potential customers in the markets in which it operates as well as in other markets. Nevertheless, there is a concern that the continuation of the crisis may make it difficult for the Company to continue developing its products and carry out projects and demonstrations for potential customers.

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

K.	Leases:

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company’s lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The Company used the implicit rate when readily determinable. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments are recognized on a straight-line basis over the lease term.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for facilities and equipment. Instead, the Company recognizes the lease payments in the consolidated statement of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Basic and diluted net loss per share:

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

M.	Research and development expenses, net:

Research and development expenses, net, are charged to the statement of comprehensive loss as incurred.

N.	Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued a new standard, Accounting Standards Update (“ASU”) 2016 -13, “Financial Instruments—Credit Losses,” requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The Company adopted this ASU, effective January 1, 2020, using the modified retrospective approach, and the effect on the Company’s consolidated condensed financial statements and related disclosures was not material.

O.	Recent Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The adoption of this ASU did not have a significant impact on its financial position or results of operations.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The adoption of this ASU did not have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 3 - OTHER CURRENT ASSETS

Composition:

	December 31,
	2020	2019
	(Unaudited)

Governmental institutes	$128	$180
Prepaid expenses	12	--
Other	27	9
	167	189

NOTE 4 - FIXED ASSETS, NET

	December 31,
	2020	2019
	(Unaudited)
Cost:

Computers and software	$565	$475
Laboratory equipment	181	174
Furniture and office equipment	114	111
Leasehold improvement	134	132
	994	892
Accumulated depreciation:

Computers and software	$456	$325
Laboratory equipment	34	15
Furniture and office equipment	28	21
Leasehold improvement	33	20
	551	381

Depreciated cost	443	511

Depreciation expenses for the year ended December 31, 2020 and 2019 were $190 and $183, respectively.

NOTE 5 - OTHER ACCOUNTS PAYABLE

	December 31,
	2020	2019
	(Unaudited)

Employees and related expenses	$658	$569
Accrued expenses	307	112
Deferred revenues (*)	634	--
	1,599	681

(*)	See also Notes 6C and 6D below.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Collaboration agreement with Israel Railways Ltd. (hereinafter: “Israel Railways”):

In August 2016, the Company and Israel Railways entered into an agreement for cooperation between the parties, which was replaced by a new amended agreement in January 2020 (hereinafter: “the Railway Agreement”). Under the Railway Agreement, the Company undertook to fulfill its functions for the development, marketing, distribution and sale of the system, and Israel Railways undertook to provide the Company with services and the means to perform tests and experiments, mainly in logistics and manpower, and to provide the Company with information on certain data that will be given at the discretion of Israel Railways.

According to the Railway Agreement, the Company committed as follows to Israel Railways:

-	During the period from 3.8.2016 until the earliest of (a) a period of 5 years from the date of the first commercial sale or (b) the date of an initial public offering (IPO) or (c) a change of control (as defined in the Railway Agreement), Israel Railways will be entitled to a payment of royalties in the amount of 2.75% of the Company’s net sales.

-	During the period from 3.8.2016 until the earliest of: (a) the date of an initial public offering (IPO) or (b) a change of control (as defined in the Railways Agreement) Israel Railways will be entitled to a payment of a total of 1.5% of the total proceeds from an IPO or consideration, received by the Company or its shareholders, for a change of control (as defined in the Railway Agreement).

-	Israel Railways will be entitled to purchase the Company’s products and services at a price equal to half the lowest price charged by the Company for those products and services from a third party that is not related to the Company.

As of December 31, 2019, and 2020, the Company has no liability in respect of such royalties.

In addition, as part of the agreement with the railway, the Company granted Israel Railways (in exchange for services provided by Israel Railways to the Company) an option to purchase 4,442 of the Company’s common shares in exchange for their par value (hereinafter: “the option”), which can be exercised by Israel Railways until the IPO or a change of control (as defined in the Railway Agreement), whichever is earlier.

The Railway Agreement may be terminated by either party to the agreement, with 60 days’ prior written notice. Also, in the event of a change of control in the Company, Israel Railways may terminate the agreement with 30 days’ prior written notice.

B.	Consultation agreement:

In December 2020, the Company entered into a service agreement with Z. Einhorn Holdings Ltd., a private company controlled by Mr. Zvi Oren (hereinafter: “the Consultant”) according to which the Consultant will lead, supervise and advise the Company’s management in its contacts with Israel Railways in the homologation process and sale the Company’s systems to Israel Railways.

According to the service agreement, the homologation process will include presenting the Company’s systems to Israel Railways, defining the required level of safety (SIL) and defining a work plan to achieve homologation of the Company’s systems with Israel Railways locomotives, including their installation for commercial use and obtaining all required approvals in Israel and abroad for the systems’ installation on the Israel Railways locomotives.

The Consultant’s services in connection with the sale process of the Company’s systems to Israel Railways (the “sale process”) will include involvement in conducting negotiations with Israel Railways, engagement in sales agreements or orders for the purchase of a minimum quantity of systems as stipulated in the service agreement, supply and installation of the systems on the Israel Railways locomotives and receipt of the total consideration for them by the Company.

In return for his services, the Company will pay the Consultant a monthly remuneration in the amount of approx. $ 3 thousand (plus VAT).

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

B.	Consultation agreement (Cont.)

If approval is received from the Israel Railways representatives regarding their agreement to promote the homologation process and, subject to its success, to purchase the Company’s systems (hereinafter: “the operating event”), the Company will pay the Consultant a bonus of NIS 150,000 (approx. $ 46,650) (plus VAT) if, within 12 months of the operating event, the homologation process will be successfully concluded. In addition, the Company will pay the Consultant an amount of NIS 350,000 (approx. $ 108,865) (plus VAT) if, within 18 months of the operating event, the sale process is completed. Moreover, after the operating event, the Company will allot options to the Consultant for the purchase of 570 of the Company’s common shares at a price of USD 270.13 per share. The consultant will be eligible to exercise the options upon completion of both the homologation process and the sale process. The exercise period of the options is until the end of 24 months from the date of their allotment. As of the date of this report, the operating event has not yet taken place and accordingly, the above options have not yet been allotted to the Consultant.

The service agreement is in effect from November 1, 2020 until the completion of the services determined in the agreement, as detailed above. Either party may terminate the engagement between the parties with 30 days’ notice.

C.	Memorandum of Understanding between the company and Knorr Bremse:

On September 17, 2020, a non-binding Memorandum of Understanding was signed between the Company and Knorr Bremse (hereinafter: the “Memorandum of Understanding”) regarding cooperation between the parties with respect to light rail systems (LRV), carrying out adjustments and completing development at Knorr Bremse’s request, appointment of Knorr Bremse as a non-exclusive representative of the Company in Germany and its authorization to act for the business development and promotion of the marketing of the LRV systems in Germany, according to a detailed cooperation agreement, which will be discussed in good faith and signed between the parties at a later stage.

In the Memorandum of Understanding, it was agreed that the parties will negotiate a detailed cooperation agreement in good faith, in which they will determine, among other things, the terms of sale of the LRV systems by the Company to Knorr Bremse, while the general terms of the sale of the systems will be as is usual in transactions of this type and the specific terms of sale will be agreed between the parties in relation to each order separately.

The Memorandum of Understanding will be in effect from the date of its signing until the earliest of: (a) the signing of a binding cooperation agreement between the parties which will replace the Memorandum of Understanding; (b) a notice by one of the parties that he is interested in terminating the Memorandum of Understanding and the negotiations between the parties on the cooperation agreement; or (c) 12 months from the date of signing the Memorandum of Understanding.

In accordance with a work order that Knorr Bremse sent to the Company in December 2020, the Company is developing two prototypes of the LRV system according to characteristics required by Knorr Bremse, whose delivery is planned by June 2021. In return for the prototypes, Knorr Bremse is expected to pay the Company a total of EUR 397 thousand (approx. $ 476). During December 2020, Knorr Bremse paid the Company an advance in the amount of approx. EUR 320 thousand (approx. $ 382) on account of the above payment and which was recorded as of December 31, 2020 as income in advance (see Note 5 above).

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

D.	Framework agreement with Knorr-Bremse Rail Systems Schweiz AG (hereinafter: “KBCH”):

In August 2020, the Company entered into a framework agreement (hereinafter: the “Framework Agreement”) with KBCH (a subsidiary of Knorr Bremse operating in Switzerland) regarding the supply of a prototype of the Company’s system for the Shunting Yard of a company operating cargo trains in Switzerland (hereinafter: “SBBC”). The engagement of the Company and KBCH in the framework agreement was made with respect to KBCH’s engagement with SBBC in a July 2020 agreement, following a successful pilot of the system by SBBC, according to which KBCH undertook to serve as the system’s main supplier to SBBC, according to the terms agreed in advance with the Company.

Under the framework agreement, the Company provided KBCH with one prototype of the system (the “Prototype”), which will be installed on an operating locomotive in the SBBC shunting yard, for the purpose of examining the operational performance of the system (the “Operational Performance Test”). The company undertook to include in the prototype certain features as required by SBBC and to be responsible for the integrity of the prototype, for a period of one year following its installation.

The prototype was supplied by the Company in October 2020 and installed in an SBBC operating locomotive. According to the framework agreement, at the end of three months from the beginning of the operational performance test, which is expected to begin in Q2 of 2021, and after receiving appropriate regulatory approvals from the regulator, representatives of the three parties will meet to evaluate test results and system performance.

In consideration for the prototype provided for the operational performance test, KBCH paid the Company the amount of approx. EUR 244 thousand (approx. $ 292). In addition, in order to support the operational performance test procedure, the Company undertook to provide various professionals, as needed, in exchange for payment at the maximum rates and amounts determined in the framework agreement. In addition, the framework agreement determines a division between the Company and KBCH regarding additional support actions for SBBC, as needed, in the operational performance testing process. In accordance with generally accepted accounting principles, the above revenues have not yet been recognized in the Company’s financial statements and were recorded as of December 31, 2020 as net income in advance (less specific costs attributed to the above project) in the amount of approx. $ 218 thousand.

Under the framework agreement, SBBC may order from the Company, through KBCH, 30 systems, subject to the fulfillment of the conditions determined in the framework agreement. As of the date of this report, the operational performance test has not yet been completed and there is no certainty that an order will indeed be received for the Company’s systems as stated.

The period of the framework agreement is from the date of its signing until the end of ten (10) years from the successful installation of 30 units of the system in SBBC facilities. Either party will be entitled to terminate the framework agreement immediately in the event of cancellation of the agreement between KBCH and SBBC for any reason or in the event that the order of the 30 systems is not executed.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - CONVERTIBLE PREFERED SHARES

Issuance of Preferred A Shares

On October 13, 2020, the Company and Knorr Bremse entered into an investment agreement under which the Company allotted 51,282 Preferred A shares to Knorr Bremse, in exchange for a total investment of approx. USD 10 million, half of which was paid on October 13, 2020 and the second half will be paid by April 12, 2021.

Following the above investment, Knorr Bremse holds approx. 36.8% of the Company’s issued and paid-up share capital.

In addition, the Company was given, under the agreement, an option to demand that Knorr Bremse implicitly invest an additional USD 5 million (for a total of USD 15) at the same price per share and in exchange for the same class of shares, provided the existence of circumstances as detailed in the investment agreement.

Preferred A shares are entitled to all the rights of the Company’s common shares and additional rights as follows:

(1)	Liquidation preference: Holders of preferred shares are entitled to priority, in respect of their preferred shares, in the distribution of the proceeds of a liquidation or deemed liquidation event over the Company’s common shareholders. The priority of Preferred A shareholders is in the amount of the return on their investment (the “Priority Amount”). The priority in the distribution to holders of Preferred A shares is on a non-participating liquidation preference basis, such that holders of Preferred A shares receive the priority amount in distribution or the amount of in the distribution on a pro rata basis (an ordinary distribution without priority in the distribution), whichever is higher.

(2)	Listing rights: Holders of Preferred A shares are entitled under a shareholders’ rights agreement to certain listing rights in the event of an issue in which not all the Company’s shares are listed for trading and/or in the case of a combination of a sale offer on the listing date.

It should be clarified that holders of Preferred A shares are entitled, at their choice, to convert the preferred shares at any time into the Company’s common shares in a 1:1 ratio. In addition, prior to the listing of the Company’s securities as part of an initial public offering of the Company’s shares (IPO), all Preferred A shares will be immediately converted into the Company’s common shares in a 1:1 ratio, and accordingly, all rights stated are revoked upon their conversion into the Company’s common shares.

NOTE 8 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants:

(1)	At inception, the Company issued 40,000 Ordinary Shares, NIS 0.01 par value per share, to the Company’s founders for no consideration.

(2)	In August and November 2016, the Company raised $2,000 (gross) through private placements of its Ordinary Shares. The Company issued 33,318 Ordinary Shares ($60.03 per share) and 71,263 warrants to purchase Ordinary Shares. The warrants consist of: (i) 33,318 Series A Warrants exercisable within 18 months, at an exercise price per share of $189.09, (ii) 33,318 Series B Warrants exercisable within 30 months, at an exercise price per share of $270.13, and (iii) 4,627 Series C Warrants exercisable within 24 months, at an exercise price per share of $216.10. The net proceeds, after deducting closing costs and fees, amounted to $1,960.In addition a convertible note was converted into 721 Ordinary Shares.

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

Corresponding to the Series A and C Warrants exercise (see Note 7B(2)), 2,217 Ordinary Shares were issued and the exercise price of Series D Warrants and Series E Warrants was adjusted to $273.38 and $249.18, respectively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.)

(4)	During February through May 2018, the Company raised $2,700 (gross) through private placements of its Ordinary Shares (“SPA 2018”). The Company issued 4,201 Ordinary Shares ($642.48 per share). The net proceeds, after deducting closing costs and fees, amounted to $2,511.

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

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

C.	Equity Incentive Plan:

In January 2017, the Board of Directors (the “Board”) of the Company authorized an incentive share option plan (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options to employees and service providers of the Company. Awards may be granted under the 2017 Plan until January 31, 2027.

According to the 2017 Plan, the aggregate number of Ordinary Shares that may be issued pursuant to awards will not exceed 53,008 Ordinary Shares.

D.	Shares and options to service providers:

The fair value for the warrants to service providers was estimated on the measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 70%, risk free interest rates of 1.4%, dividend yields of 0% and a weighted average life of the options of up to 5 years.

(1)	On August 3, 2016, and as amended on January 19, 2020, as part of the cooperation agreement signed with IR for development, marketing, distribution and sale of the Company’s system services (as described in Note 6A), the Company issued warrants to purchase up to 4,442 ordinary shares of the Company, with an exercise price of NIS 0.01 (approximately $0.003) per share. The Company recorded as deferred expenses a total of $303 in 2019 which are amortized over 5 years beginning August 2016. In respect of such grants, amounts of $331 and $305 were recorded in the Company’s statement of comprehensive loss for the year ended December 31, 2020 and 2019, respectively, included in research and development expenses. See also Note 6 above.

(2)	On November 5, 2017, the Company issued 150 Ordinary Shares to a service provider as part of the total consideration for tax advisory services. The Company recorded in its statement of comprehensive loss an expense of $43 in respect of such grant, included in general and administrative expenses.

(3)	On November 9, 2017, the Company granted to a consulting service provider options to purchase 1,481 Ordinary Shares at an exercise price of NIS 0.30 per share (approximately $0.09 at the grant date) as part of the total consideration in respect of capital raising fees. These options are fully vested and expire 30 months from the grant date. As such options were granted in connection with an equity transaction, the relating compensation costs were recorded in equity with no impact on the statements of comprehensive loss. On May 12, 2019 these options were exercised by the service provider into 1,481 of the Company’s Ordinary Shares.

(4)	On January 4, 2018, the Company granted to three consulting service providers options to purchase 2,230 Ordinary Shares at an exercise price of 270.13 $ per share. Third of the options will vest upon the first year anniversary, the remainder of the options will vest in 8 quarterly tranches over a period of 2 years. For the years ended December 31, 2019 and 2018, the company recorded an expense of 99 USD, for each year, in respect of such grant included in general and administrative expenses.

(5)	Regarding the Company’s obligation to allocate options to a consultant in connection with the Company’s arrangement with Israel Railways, see Note 6B above.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees

(1)	The fair value of options was estimated using the Black-Scholes option pricing model, which based on the following assumptions: weighted average volatility of 70%, risk free interest rates of 0.8%-1.03%, dividend yields of 0% and expected life of the options of up to 6 years.

(2)	The following table summarizes the option activity for options to employees, officers and directors:

	For the year ended December 31,
	2020 (Unaudited)			2019
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Amount of options	Weighted average exercise price	Weighted average remaining contractual life
		$			$
Outstanding at beginning of period	16,062	270.13	4.75-5	15,498	270.13	5.75-6.0
Granted	34,142	270.13	5.33-7.87	3,001	270.13	5.0
Exercised	--	--		--
Forfeited	(12,936)	270.13		(2,437)	270.13

Outstanding at end of period	37,268	270.13	4.75-7.87	16,062	270.13	4.75-5.0
Exercisable at end of period	13,545	270.13	4.75-7.87	4,136	270.13	4.75-5.0

(3)	Options granted:

a)	On January 4, 2018, the Company granted 10,284 options to purchase 10,284 Ordinary Shares to its employees and directors at an exercise price of $270.13 per share. These options expire 10 years after their grant date and vest over 3 years in 9 tranches. Third of the options will vest upon the first-year anniversary, the remainder of the options will vest in 8 quarterly tranches over a period of 2 years. For the years ended December 31, 2020 and 2019, the company recorded an expense of USD 358 and USD 469, respectively, in respect for such grant.

b)	On June 24, 2018, the Company granted 4,466 options to purchase 4,466 Ordinary Shares to its employees and directors at an exercise price of USD 270.13. Third of the options will vest upon the first-year anniversary. The reminder will vest over 8 quarters until fully vested over a period of 2 years. For the years ended December 31, 2020 and 2019, the Company recorded an expense of USD 191 and USD 368, respectively, in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees (Cont.)

c)	On March 24, 2019, the Company granted 3,001 options to purchase 3,001 Ordinary Shares to its former CEO at an exercise price of USD 270.13. Third of the options will vest upon the first -year anniversary. The reminder will vest over 8 quarters until fully vested over a period of 2 years. During December 2020, the employment of the Company’s former CEO ended, and the above options were not exercised and expired.

d)	On January 22, 2020, the Company granted 15,257 options (of which 1,695 options to the former CEO that were not exercised and expired at the end of his employment in December 2020) that can be exercised to 15,257 common shares to its employees (56 offerees) at an exercise price of USD 270.13. One-third of the options will vest on September 18, 2020 and the balance during the following two years thereafter over 8 quarters.

e)	In October 2020, the Company granted 12,655 options to the Chairman of the Board and 1,400 options to the Company CEO, as detailed below. In addition, the Company granted 2,380 options to the former CEO of the company that did not vested and expired at the end of his employment in December 2020.

In accordance with an options agreement dated October 13, 2020, the Company granted the Chairman 12,655 options exercisable for 12,655 of the Company’s shares, against payment of an exercise price of USD 270.13 per option. The Chairman’s eligibility to exercise the options will be established as follows: (1) The eligibility to exercise 3,164 options will vest in one tranche at the end of 12 months from October 13, 2020; (2) Eligibility to exercise 6,327 additional options will vest in the event that the Company arrives at a cumulative order backlog (as defined in the agreement) in the amount of not less than USD 7 million by the end of 18 months from October 13, 2020; the eligibility to exercise the balance of 3,164 options will be established in the event that the Company reaches a cumulative order backlog of USD 15 million by the end of 24 months from October 13, 2020 (including the cumulative order backlog included in Subsection (2) above); and all subject to him serving as the Active Chairman of the Company’s Board of Directors at the time the eligibility has been established for the exercise of the options.

In accordance with an agreement dated October 13, 2020 the Company CEO was granted 1,400 options exercisable for 1,400 of the Company’s common shares, against payment of an exercise price of USD 270.13 per option. The CEO eligibility to exercise the options will vest as follows: (1) Eligibility to exercise 700 options will be established on the condition that the Company reaches, no later than October 12, 2022 a cumulative order backlog (as defined above) in an amount not less than USD 10 million; (2) Eligibility to exercise the remaining 700 options will be established on the condition that the Company reaches, no later than October 12, 2024 a cumulative order backlog (as defined above) in an amount not less than USD 20 million (including the order backlog counted for Subsection (1) above); and all subject to him serving in his position at the time the eligibility has been established for the exercise of the options.

f)	On November 3, 2020, the Company granted 2,450 options exercisable for 2,450 common shares to its employees at an exercise price of USD 270.13. One-third of the options will vest at the end of one year from the grant date and the balance during the following two years thereafter over 8 quarters.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

F.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options and warrants granted to employees and service providers comprised, at each period, as follows:

	Year ended December 31,
	2020	2019
	(Unaudited)

Research and development	$863	$690
General and administrative	696	667
Total share-based compensation expense	1,559	1,357

NOTE 9 - RESEARCH AND DEVELOPMENT

	Year ended December 31,
	2020	2019
	(Unaudited)

Depreciation	$123	$166
Share-based payment	1,195	690
Payroll and related expenses	5,029	4,953
Subcontracted work and consulting	82	194
Equipment	390	635
Rent and office maintenance	359	377
Travel and other expenses	66	141
	7,244	7,156

NOTE 10 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2020	2019
	(Unaudited)

Payroll and related expenses	$1,556	$1,219
Share-based payment	696	667
Professional services	555	736
Travel expenses	26	112
Rent and office maintenance	120	126
Depreciation	67	17
Marketing	7	13
	3,027	2,890

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	The Israeli corporate tax rate was 23% in 2020, 2019 and 2018.

2.	As of December 31, 2020, the Company generated net operating losses of approximately $25,902, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	December 31,
	2020	2019
	(Unaudited)
Deferred tax assets:

Deferred taxes due to carryforward losses	$5,957	$5,380

Valuation allowance	(5,957)	(5,380)
Net deferred tax asset	--	--

4.	The Company has no uncertain tax positions and foreign sources of income.

NOTE 12 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

Parties considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

A.	Transactions:

	Year ended December 31,
	2020	2019
	(Unaudited)

Professional services	$69	$90

Severance payment to former Company CEO (2)	$234	--

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 12 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES (Cont.)

B.	Balances:

	December 31,
	2020	2019
	(Unaudited)

Other accounts payable	$6	$8

Deferred revenues (1)	$632	--

Severance payment to former Company CEO (2)	$234	--

(1)	See Notes 10C and D above.
(2)	This amount is in respect of a severance payment for the termination of a service agreement with the former Company CEO, which was paid in January 2021.

NOTE 13 - LEASES

As of December 31, 2020, the Company leases office space, which has remaining terms of approximately 3.67 years (which include options to extend the lease for additional 3 years) and a discount rate of 5%. The period which is subject to an option to extend the lease is included in the lease term as it is reasonably certain that the option will be exercised. The Company has no finance leases.

For the year ended December 31, 2020 and 2019, operating lease expenses recorded in the Statements of Comprehensive Loss were $373 and $388, respectively.

Future minimum lease payment for all existing operating lease as of December 31, 2020 are as follows:

2021	345
2022	433
2023	433
2024	281
Total future lease payments	1,492
Less imputed interest	(132)
Total lease liability balance	1,360