Form 20-F
period 2021-12-31
Foresight Autonomous Holdings Ltd.
filed 2022-03-31
CIK 1691221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Haim Siboni
Chief Executive Officer
Telephone number: +972-077-9709030
Facsimile number: +972-077-9709031
7 Golda Meir
Ness Ziona
7403650 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing 5	FRSX	Nasdaq Capital Market
Ordinary Shares, no par value (1)

(1)	Evidenced by American Depositary Receipts. Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

322,652,016 ordinary shares as of December 31, 2021.

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

Yes ☐     No ☒

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Yes ☐     No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐     No ☒

i

INTRODUCTION

We are a technology company engaged in development of smart multi-spectral 3D vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive Ltd., or Foresight Automotive, Foresight Changzhou Automotive Ltd., or Foresight Changzhou and Eye-Net Mobile Ltd., or Eye-Net Mobile, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (AI) technology and advanced analytics.

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiary, Foresight Automotive Ltd, an Israeli corporation and Foresight Automotive’s wholly owned subsidiaries, Eye-Net Mobile Ltd, an Israeli corporation, and Foresight Changzhou, a Chinese corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history, have incurred losses since the date of our inception and anticipate that we will continue to incur significant losses until we are able to commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

Risks Related to Our Business and Industry

●	Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention and damage to our reputation.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

●	We face business disruption and related risks resulting from the recent outbreak of the novel Coronavirus 2019, or the COVID-19 pandemic, which could have a material adverse effect on our business and results of our operations.

v

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights and proprietary rights for our products, we may not be able to effectively compete in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	If we are unable to comply with Nasdaq listing requirements, our ADSs could be delisted from Nasdaq, and as a result, we and our shareholders could incur material adverse consequences, including negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

●	Our principal shareholders, officers and directors beneficially own over 10.59% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

●	The Jumpstart Our Business Startups Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or our Ordinary Shares.

Risks Related Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

[Removed and reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

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

Since the date of the Merger, and as of December 31, 2021, we have incurred net losses of approximately $79.8 million.

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

We are highly dependent on the services of Mr. Haim Siboni. The loss of his services without proper replacement may adversely impact the achievement of our objectives. Mr. Siboni may leave our employment at any time subject to contractual notice periods, as applicable. Also, our performance is largely dependent on the talents and efforts of highly skilled individuals, particularly our software engineers and computer vision professionals. Recruiting and retaining qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

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

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current solutions in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation, regulation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our products in development, our ability to compete in the ADAS, semi-autonomous and autonomous vehicle markets will depend, in large part, on our future success in enhancing our existing products and developing new solutions that will address the varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis to otherwise gain market acceptance.

Even if we successfully introduce our existing products in development, it is likely that new solutions and technologies that we develop will eventually supplant our existing solutions or that our competitors will create solutions that will replace our solutions. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

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

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of the ADS will likely decline. Fluctuations in our operating results and financial condition may be due to several factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sale cycles;

●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of solutions;

●	delays between our expenditures to develop and market new or enhanced solutions and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	changes in regulations and standards;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-shekel exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company.

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

We aim to sell our products to automotive manufacturers, heavy and agricultural equipment manufacturers that incorporate ADAS, semi-autonomous and autonomous technologies in their automobiles and/or equipment and other companies that market or develop component parts of these systems. Many of our competitors have extensive track records and relationships within the automotive industry.

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

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our solutions and parts based on our internal forecasts and the availability of assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components or compounds.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the solutions that we sell at subcontractors’ facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply our products to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, pandemics, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

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

Our operations and business have been disrupted and could be materially adversely affected by the outbreak of COVID-19. The pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. The COVID-19 has also adversely affected our ability to conduct our business effectively due to disruptions to our capabilities, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. In particular, in November 2021, the Ministry of Health in the State of Israel issued guidelines to clarify that, effective from November 29, 2021, a Green Pass will be required for indoor gatherings of more than 50 people. To date, there are no restrictions for gatherings in Israel and Green Pass is not required.

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

Our products are cost sensitive and subject to customers’ aggressive target costs. Our products are subsolutions of modules as part of full semi-autonomous or autonomous systems with low cost product expectations and we may therefore be forced to lower or costs or have lower margins.

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

Our business and operations would suffer in the event of computer system failures, cyber attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, we are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims, damage to our reputation, regulatory investigations and redresses, and penalties and liabilities.

While we do not currently, we may conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.

We have begun to conduct POC projects in China and have established a subsidiary in China for these purposes. As a result, we may engage in a substantial amount of business in China in the future. The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

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

Foresight Automotive has a growing portfolio of three granted U.S. patents, one granted patent and one full application with the Israeli Patent Office, one granted patent and two full applications in China, three applications in Europe, and one application in Japan, four PCT application and one U.S provisional application. Eye-Net Mobile has a growing portfolio of one granted U.S. patent, one full application with the Israeli Patent Office and one application in Europe. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

Risks Related to the Ownership of the ADSs or Our Ordinary Shares

Our principal shareholders, officers and directors beneficially own over 10.59% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 23, 2022, our principal shareholders, officers and directors beneficially own approximately 10.59% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although Israeli law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2021, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ADSs or our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ADSs or our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or our Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

Magna’s research and development efforts related to the technology assigned to Foresight Automotive have been financed in part through royalty-bearing grants in an aggregate amount of approximately $683,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2021. In course of the Merger with Magna and Foresight Automotive, we were required by the IIA to assume, jointly with Magna, its obligations related to such grants. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

In 2021, 2020 and 2019, our capital expenditures amounted to $235,000, $50,000 and $103,000, respectively. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

We are a technology company engaged in development of smart multi-spectral 3D vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive, Foresight Changzhou and Eye-Net Mobile, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D vision solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

3D Vision-Based Solutions – Foresight Automotive

Our 3D vision solutions are based on stereoscopic vision technology. Stereo technology is an image processing concept which uses two synchronized cameras to mimic human depth perception in order to obtain a 3D view. Our unique solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Our QuadSight® four-camera based vision solution creates and analyzes a 3D image, which foresees possible collisions with road users and other obstacles inherent to roadway (both urban and highway) and off-road environments. This solution provides highly accurate real-time detection with a low rate of false alerts and enables a 24/7 operation in harsh weather and lighting conditions for a complete 3D image of the driving environment in front of the vehicle.

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

Market Opportunity

A Fortune Business Insights market report published in January 2022 states that the global ADAS Market is projected to grow from $27.52 billion in 2021 to $58.59 billion in 2028, at a compound annual growth rate (CAGR) of 11.4% in the 2021-2028 period. According to the report, the COVID-19 pandemic affected the global ADAS market with a 19.8% CAGR decline in 2020, compared to the average year-on-year growth during the years 2017-2019. The sudden rise in CAGR is attributed to the ADAS market demand and grow, returning to pre-pandemic levels once the COVID-19 pandemic is over.

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

A September 2021 Forbes article emphasized the importance of stereo thermal cameras for the detection of any objects in harsh weather conditions. Use of our automatic calibration solution allows stereoscopic camera-based safety systems to generate an accurate depth map of the environment, detect any object and understand what is present on the road.

According to a report by Research and Markets, published in January 2022, the global automotive active safety system market (including night vision systems) reached a value of $11.4 billion in 2021 and is projected to reach $28.6 billion by 2027, exhibiting a CAGR of 16.4% during 2022-2027.

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

Our 3D vision-based solution meets both sensing and processing requirements of the autonomous solution.

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

Considering fully autonomous vehicles need further development before being deployed, and safety remains one of the top concerns of the market, vehicle manufacturers are seeking technologies to enhance and improve their existing safety systems of autonomy level 2 and level 2 plus. Over the course of 2021, we have identified an opportunity to develop a solution that will enhance existing ADAS systems and have developed the Mono2Stereo solution, which can provide a readily available solution without requiring additional hardware.

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

Defense Market

ADAS and autonomous technology offer many advantages on the battlefield. Defense vehicles must be able to adapt to complex conflict zones and operate in the harshest environmental conditions, including off-road driving and zero-visibility sandstorms. One major advantage of our QuadSight technology over other sensors is the ability to provide high detection capabilities while remaining passive (without emitting energy), allowing vehicles to be undetected by enemies in the battlefield, in contrast to other systems that use radar and LIDAR that can be easily detected. According to a recent report from Global Fire Power, as of 2021, the defense vehicle market size includes over 300,000 armored fighting vehicles and 100,000 Main Battle Tanks (MBTs) in service worldwide.

Heavy Machinery and Agriculture Markets

Advanced technologies, such as ours, provide a myriad of benefits for agriculture and construction machinery. These vehicles can complete standard tasks while operators can handle other high value-added jobs, allowing companies to use their workforce more effectively. In construction, for example, this is critical because of a significant shortage of heavy equipment operators.

Our thermal stereoscopic capabilities have been developed to significantly reduce risks and add value for agriculture and heavy machinery. For example, accuracy and efficacy in detecting obstacles can help reduce fatigue and stress on human heavy machinery operators, resulting in improved safety. In addition, the use of thermal stereo addresses detection challenges that are caused by dust and fertilizer particles, harsh weather, sun glare and complete darkness, and brings added value to precision agriculture and automated machines. Our stereo vision solution provides 3D raw data for obstacle detection, creating 3D terrain maps for precision agriculture, enabling autonomous navigation and automated grain loading. In addition, our DynamiCal, automatic calibration solution, optimizes existing stereo systems used in agriculture vehicles by overcoming miscalibration challenges caused by changes in temperature and equipment vibrations.

A February 2022 report by Allied Market Research states that the global heavy construction equipment market size was valued at $176.2 billion in 2020, and is projected to reach $273.5 billion by 2030, registering a CAGR of 4.4% from 2021 to 2030. According to Preco, a leading vendor for collision mitigation technology optimized for heavy-duty equipment, 18% of the users of heavy industrial equipment vehicles already have a system for collision mitigation and 48% of the users would consider installing such a system.

According to a market report by MarketsandMarkets published in March 2022, the precision farming market is expected to grow from $8.5 billion in 2022 to $15.6 billion by 2030, at a CAGR of 7.9%.

Our 3D vision solutions

The QuadSight® Automotive Vision Solution

The QuadSight solution, a four-camera multi-spectral vision solution, consists of software based on a chip and hardware (camera and processors) that we can customize to a customer’s needs. The solution offers unprecedented accuracy through exceptional distance and location measurements due to its 3D stereo perception capabilities and dynamic stereo auto calibration. The solution uses a four-camera technology that combines two sets of stereoscopic infrared and visible-light cameras, enabling highly accurate and reliable obstacle detection. We offer our QuadSight solution in different configurations to meet customer needs: (i) as a complete solution; (ii) software license or (iii) system on chip, or SoC.

The solution is designed to achieve near 100% obstacle detection with the lowest rates of false alerts, under harsh weather and lighting conditions, including complete darkness, rain, haze, fog and glare.

In contrast to other technologies, QuadSight is a passive sensor that does not emit any energy during operation. As a result, the QuadSight solution does not interfere with other systems and is hazard-free.

In January 2020, we announced the development of significant advanced features for our QuadSight vision solution. The new features include automatic calibration and dense 3D point clouds. The features were developed to meet customer requirements following successful evaluation of several QuadSight solution prototypes purchased over the course of 2019.

We believe that our QuadSight multispectral vision solution is the key component that will solve the two main challenges of detecting any obstacle and allowing autonomous vehicles to safely endure extreme weather and lighting conditions.

For Level 3, 4 and 5 automated vehicles, we plan to introduce our QuadSight solution to autonomous vehicle manufacturers and Tier One automotive system integrators.

DynamiCal™ - Automatic Calibration Solution

Stereoscopic vision systems require continuous camera calibration in order to create an accurate stereoscopic 3D perception. External factors, such as small vibrations or temperature changes, trigger miscalibration. A miscalibrated system may lead to inaccurate 3D perception of the environment and affect the decision-making mechanism of any automated system.

We have developed DynamiCal - a proprietary automatic calibration software solution designed to ensure that stereo cameras remain calibrated at all times regardless of their configuration or position on a vehicle, in order to create accurate and continuous 3D depth perception.

In September 2020, we announced the completion of a commercial version of our groundbreaking automatic calibration software, which allows us to offer this software also as a standalone product.

In addition to applications of the automatic calibration solution for the automotive world, we are looking into different markets that can benefit from our proprietary innovation such as unmanned ground systems, agriculture, heavy machinery, aviation, unmanned aerial vehicles and drones, medical robotics, manufacturing, and mobile phones.

Calibrated depth map using Foresight’s DynamiCal automatic calibration solution	Real scene captured by visible-light cameras

ScaleCam™ - Separated Stereo Cameras Solution

Stereoscopic vision systems need to maintain continuous calibration at all times in order to ensure distance accuracy. Mounting stereo cameras on a fixed beam compensates for decalibrations caused by vibrations but may limit camera placement positions and result in installation-related technical complications.

Our ScaleCam separated stereo cameras solution enables large baselines which result in greater distance accuracy at long ranges. The flexible installation allows for quick and virtually unlimited placement options. Combined with our DynamiCal auto calibration solution, we are able to compensate for deviations caused by external factors, such as vibrations and temperature changes.

Percept3D™ – 3D point cloud solution

Point cloud provides 3D raw data that can be used for obstacle detection, terrain analysis and autonomous vehicle sensor fusion. The use of stereoscopic technology is designed to offer a non-emitting and cost-effective solution for generating a high resolution point cloud.

Our Percept3D point cloud solution provides rich and accurate per pixel information that enables precise object detection. The use of passive sensors, such as visible-light and thermal cameras, leaves no energy signature, making the Percept3D an ideal for use in the defense industry.

Mono2Stereo – Creating 3D stereo perception from existing mono cameras

Current ADAS use mono camera-based solutions. Vehicle manufacturers desire to advance existing systems’ performance while keeping the existing hardware in order to avoid integration complexities and design changes that can affect production timelines.

Our Mono2Stereo solution enhances existing vision sensor systems by using proprietary software-based algorithms to create a 3D perception stereo vision solution. This solution is designed to amplify the performance of existing ADAS sensors resulting in better distance accuracy and more robust active safety features.

Key benefits of the Mono2Stereo solution include:

●	Additional safety layer

✓	Enhances overall probability of detection and can also serve as a redundancy layer for mono detection

●	Use existing hardware to create 3D stereo perception by:

✓	Uses the overlapping area of existing mono cameras dedicated for independent applications

✓	Supports cameras with different fields of view (FOV) and resolution

✓	Supports any camera location and positioning

●	Software-based solution

✓	Improves existing systems, functionality level up to level 2+

✓	Software library and API for quick and simple integration

✓	Can be customized per customer requirements

●	Can be used for a variety of applications such as parking assist, traffic jam assist, etc.

✓	Preventative and proactive actions not just warning applications

●	Flexible cost model based on software license

Generating 3D stereo perception from 2 separate mono cameras with different fields of view

Competition

Semi and fully autonomous vehicle markets are considered relatively new markets with increasing competition and a great potential for sensor module and system providers. For our vision solutions, we believe that our main competitors are dedicated, large companies focusing on technologies that enable detection in adverse weather conditions such as radar and LiDAR technologies. As the automotive industry comes to understand the value that thermal cameras have to offer to autonomous vehicles, the number of thermal cameras manufacturers and providers are expected to increase. To the best of our knowledge, Foresight is still the only company that uses thermal imaging in a stereoscopic configuration, allowing us to generate an accurate depth map and offer a unique dense 3D point cloud based on thermal cameras. Additionally, as the world of stereo vision is moving towards enhancing existing stereo systems, there are a few companies that offer extended stereo capabilities, similar to our automatic calibration solution. However, our Mono2Stereo solution, allowing the creation of 3D stereo perception from 2 mono cameras, is a unique IP protected solution, and, to the best of our knowledge, does not have any direct competition.

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

Sales and Marketing

A typical sales cycle of our 3D vision solutions, consists primarily of the following steps:

●	Initial engagement – The initial introduction of our technology to potential customers consists of technological roadshows, demonstrations and QuadSight prototype evaluation. During the technological roadshows, we perform real-time demonstrations of our technology in different scenarios, offering the chance to experience our technology in real time and gain a better understanding of its outstanding capabilities. The scenarios simulate obstacle detection in challenging weather and lighting conditions. Other forms of demonstrations may include performing tests and calculations on data received from potential prospects in order to prove our solutions capabilities. As of the date of this annual report on Form 20-F, we have performed technological roadshows in the United States, Japan, across Europe and in China, and dozens of demonstrations in Israel and around the world.

●

Proof of Concept (POC) project – following technological demonstrations and initial evaluation, the customer may decide to engage in a paid POC project to further evaluate the technology. Such projects consist of testing Foresight’s stereoscopic technology in predefined simulated and real-life scenarios, and last between 3 to 6 months, depending on the industry. Revenue from POC projects is approximately $100,000.

●	Co-development project - Once a POC project has been successfully completed, Foresight may enter into a co-development project with the customer, in which our technology is customized to meet the specific requirements of the specific customer. Revenue from a co-development project can reach hundreds of thousands of dollars, depending on the size and scope of the project.

●	Design win stage – entering into an agreement for commercial production with volume ranging in the tens of thousands all the way to hundreds of thousands of units/software licenses per year over a period of 8-10 years.

Our stereoscopic 3D vision solutions are modular and can be customized to meet customer needs:

1.	Software license for generating accurate object detection in harsh weather and lighting conditions based on visible-light cameras and the long-wave infrared camera configuration. Our software modules, such as the automatic calibration and dense 3D point cloud software, are also offered as a software license.

2.	SoC: consists of an automotive graded board and image processing software.

3.	A complete solution: consists of image processing software, SoC, and four cameras.

To date, we have signed a commercial agreement with Elbit Systems Land Ltd., a leading defense company in Israel. We have successfully completed a POC project with a leading European OEM and are currently conducting multiple POC projects with leading OEMs and Tier One suppliers in North America, Japan, Europe and China. We recently announced a development project for a customized 3D perception solution to meet the requirements of the Israeli Defense Forces (IDF). Moreover, we have sold sixteen prototype solutions to vehicle manufacturers and Tier One suppliers around the world and have dozens of leads with OEMs and Tier One suppliers. In addition, we have signed a few strategic cooperation agreements with key industry players.

Our focus for 2022 is to increase the number of customers engaged in POC projects in order to allow them to test and evaluate the performance of our technology. Following successful completion of POC projects, we aim to engage the customer in co-development projects, allowing us to tailor the solutions to each customer’s individual needs.

We achieved a number of significant milestones in 2020. For example, in April 2020, we signed a strategic cooperation agreement with FLIR Systems, Inc., the world’s largest and leading commercial company specializing in the design and production of thermal imaging cameras, components, and imaging sensors. According to the agreement, FLIR will develop, market and distribute our QuadSight vision solution, combined with FLIR Systems’ infrared cameras, to a wide range of prospective customers. In May 2020, we joined the All Weather Autonomous Real logistics operations and Demonstrations (AWARD) Consortium. The AWARD Consortium, which also includes participants, such as Continental Teves AG & Co. oHG, Terberg Benschop BV. and EasyMile, among others, applied to the European Commission to win funding for a large-scale project aimed to develop and safely operate autonomous heavy-duty vehicles in harsh weather conditions. In December 2020, the European Commission awarded a grant of nearly 20 million Euros for the AWARD consortium. Foresight will provide its QuadSight® multispectral vision solution to the project and is expected to receive approximately $1 million, out of which approximately $0.5 million has been received.

Additionally, in May 2020, we announced the sale of a prototype of our QuadSight solution to a leading, multi-billion-dollar European Tier One supplier of subsystems for rail and commercial vehicles. The sale took place following successful technological demonstrations in Germany. The global self-driving commercial market is expected to be valued at $1 billion in 2020. Two more QuadSight solution prototypes were ordered in July 2020 by the automotive solutions business unit of a multi-billion-dollar global Chinese technology company. The technology company may use our technology to improve its autonomous vehicle and safety solutions, and the prototype sales could result in future collaboration.

In July 2020, we received two orders for product development and customization from Elbit Systems Land Ltd., a subsidiary of the leading Israeli defense company Elbit Systems. According to the orders, we have supplied a QuadSight prototype solution with wide-angle field-of-view detection capabilities to meet Elbit Systems’ specific requirements. The modified prototype enhances the QuadSight solution’s ability to detect objects in a wider area of the road ahead.

In November 2020, we completed integration of our QuadSight software on the NVIDIA® Jetson AGX Xavier™ platform, enabling shuttles, agriculture equipment and heavy equipment machines to operate Foresight’s stereoscopic obstacle detection software. We also joined the NVIDIA Inception program, providing go-to-market support, technological assistance and expertise to AI startups using NVIDIA processing units.

In December 2020, we announced that we will join the 2021 startup cohort at the University of Michigan’s TechLab at MCity. During the one-year program, we have worked with students from the University of Michigan to further develop our automotive vision solution designed for Advanced Driver Assistance Systems and autonomous vehicles. The team was mentored by our Head of Algorithm and other leading employees.

While we are completing the development of the QuadSight solution, our focus remains on increasing public awareness of our company by showcasing our unique technology. We participated in several leading exhibitions and conferences worldwide and have dedicated substantial efforts and resources to public relations.

The QuadSight solution also gained industry recognition by winning several prestigious technology and innovation awards:

○	2019 CES Innovation Awards Honoree in the Vehicle Intelligence and Self-driving Technology category;

○	2019 Edison Awards Gold winner in the Autonomous Vehicle category; and

○	2020 BIG Innovation Awards winner, presented by the Business Intelligence Group.

In March 2021, we announced the sale of a QuadSight prototype to the American division of a leading Japanese manufacturer of stereo vision systems for the automotive industry. The manufacturer, which is a Tier One supplier, was to evaluate Foresight’s thermal stereo capabilities for possible enhancement of its current visible light stereo capabilities. The successful evaluation of our technology led to the signing of a POC project in January 2022 with the leading Japanese Tier One supplier. The project consists of technological evaluation and testing of predefined simulated and real-life scenarios. Foresight intends to demonstrate its ability to create a stereo pair using the leading Tier One supplier’s existing camera hardware in order to generate rich perception based on enhanced 3D depth map, accurate distance measurement and object detection, thereby leveraging Foresight’s stereoscopic technology to enhance the Tier One supplier’s existing system.

In May 2021, we signed a joint POC project with an American subsidiary of a leading European passenger car manufacturer. The project is meant to test our stereoscopic technology abilities to enhance the vehicle manufacturer’s existing active safety features without requiring additional sensors and infrastructure. Following successful completion of the project and satisfactory outcome, the vehicle manufacturer may consider integrating our solutions into its vehicle safety applications. The project, which is based on a predefined technological statement of work, consists of two phases: a feasibility testing phase followed by a simulation and real-life testing phase. Total expected consideration for the POC is up to $120,000. In August 2021, we successfully completed the first milestone of the POC project – the feasibility testing. In December 2021, we successfully completed the POC project. Revenue from the completion of the second phase amounts to $80,000, totaling $120,000 for the entire project. We are currently discussing future possible steps, which may include a joint development project.

In June 2021, we expanded our presence in the autonomous agricultural equipment market with our QuadSight prototype sale to a leading global manufacturer of agricultural and construction equipment. The manufacturer will evaluate our stereo capabilities for use in agricultural machinery. This is a first prototype sale to the agricultural equipment market.

In July 2021, we received a notice of allowance from the U.S. Patent and Trademark Office for our patent application with respect to our multi-spectral vehicular solution for providing pre-collision alerts. The patented technology involves a multi-spectral automotive vision solution comprised of a pair of stereoscopic infrared sensors and a pair of stereoscopic visible-light sensors. The solution includes a data fusion module that fuses received data from both infrared and visible-light channels to enable accurate obstacle detection and distance estimation. The fusion between the two stereoscopic channels also addresses corner-case scenarios, especially in harsh weather and lighting conditions, while reducing false alerts. The solution’s automatic calibration module is designed to ensure that stereo cameras remain calibrated regardless of their configuration or position, in order to create accurate and continuous depth perception. This patent serves as the underlying technology of the QuadSight automotive vision solution, one of our flagship products.

In August 2021, we signed a memorandum of understanding (MOU) for a multiphase business cooperation with Wuhu Chery Technology Co., LTD, or Chery, a global Chinese vehicle manufacturer, and Xuanyuan Idrive Technology Co. Ltd., or XY, a subsidiary of Wuhan Guide Infrared Co., a leading Chinese developer and manufacturer of infrared thermal imaging systems. During the first phase, Chery will test the QuadSight vision prototype solution to evaluate out technology and its potential further integration into advanced solutions for vehicles manufactured by Chery. Upon successful evaluation, the parties will negotiate a commercial agreement for the co-development of advanced solutions based on Foresight’s technology integrated with XY’s automotive sensors. The advanced solutions are designed for potential integration into semi- and fully autonomous vehicles manufactured by Chery. We began this POC project in August 2021.

Also in August 2021, Wonder Robotics Ltd., or Wonder Robotics, a start-up company engaged in the design and development of drone autonomy systems, has started a POC project and the evaluation of our QuadSight vision solution. Wonder Robotics will test our thermal stereoscopic detection abilities for use in vertical take-off and landing (VTOL) drones to improve their autonomous flight, navigation and landing capabilities. In addition, under this POC, Wonder Robotics will use our automatic calibration solution to ensure that the stereo cameras remain calibrated despite the drone’s vibrations. Following successful completion of the POC project, we will consider integrating our technology into Wonder Robotics’ products.

Additionally, in August 2021, we began a POC project with a leading Chinese vehicle manufacturer. The aim of the POC project is to evaluate the stereoscopic capabilities of Foresight’s QuadSight vision system, using both visible-light and thermal infrared channels, to detect and classify obstacles on any road in harsh weather and lighting conditions.

In October 2021, we received an order for a prototype of our QuadSight four-camera vision solution from a leading North American robotic systems developer. Our technology will be evaluated for possible integration into various autonomous vehicles solutions offered by the robotic systems developer to its wide range of end-customers, mostly in agricultural, industrial, aerospace, mining and security industries.

Additionally, in October 2021, we announced the sale of a prototype of our QuadSight four-camera vision solution to a leading Japanese manufacturer of agricultural and heavy equipment for testing. The equipment manufacturer will examine our stereoscopic capabilities for use in fully autonomous tractors as an alternative to the leading sensors that are currently being evaluated.

In January 2022, we deepened our Chinese footprint with the establishment of Foresight Changzhou in Jiangsu Province, China. The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park (CIP), a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market. With the support of CIP’s facilities and its dedicated staff, Foresight Changzhou will receive a package of incentives and grants from the Jiangsu Province’s government to aid in overcoming barriers and achieving success in China. The subsidiary will hire local engineers and high-quality staff, who will be based in CIP.

Additionally, in January 2022, we announced the signing of a multiphase business cooperation agreement with SUNWAY-AI Technology (Changzhou) Co., Ltd., or SUNWAY, a global Chinese manufacturer of autonomous and unmanned intelligent vehicle products. The first phase will consist of a POC project in which SUNWAY will test the QuadSight vision prototype solution and evaluate our technology and its further potential integration into SUNWAY’s products and services. Upon successful evaluation, we intend to enter into a partnership agreement, including collaborative projects to develop and commercialize solutions focused on the Chinese agriculture and heavy machinery markets.

In February 2022, we announced that we will customize products and solutions for a leading Israeli defense integrator. We will develop a customized 3D perception solution to meet the requirements of the integrator’s end-customer, the IDF, and expects to recognize revenue from the project of approximately $250,000 during the first half of 2022. The customization project follows extensive testing of QuadSight prototype solutions by the Israeli defense integrator, over a period of two years, as well as numerous successful demonstrations performed by the integrator to the IDF. Following the successful process, the integrator plans to replace the use of LiDAR in its solutions with our vision technology.

Over the course of 2022, we intend to continue to seek opportunities that will allow us to enter into commercial agreements with vehicle manufacturers and Tier One automotive suppliers and system integrators for our QuadSight solution.

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

V2X communication provides features such as intersection collision warning, obstacle detection, rollover warning, road departure warning, forward collision warning and rear impact warning. The increasing demand for real-time traffic and incident alerts that help to increase public safety of both drivers and vulnerable road users is driving the growth of the automotive V2X market in automated driver assistance systems and in location-based applications and services.

Furthermore, growing smartphone adoption rates and worldwide infrastructure developments support market growth as 80.69 percent of the world’s population owns a smartphone and enjoys a wide deployment of 5G networks and cloud servers.

The COVID-19 pandemic severely impacted public transportation, with cities grounding to a halt, resulting in financial losses to major cities and high unemployment rates. In a March 2021 research report “The Future Of Public Transport”, mayors in around 100 cities around the world have said that investing in public transport could create 4.6 million jobs by 2030 and cut transport emissions, as part of COVID-19 recovery plan.

As governments make substantial investments in public transportation, a need arises to provide mobility solutions intended for the last mile - the last leg of a journey from a transportation hub to a final destination - giving rise to increased use of micromobility vehicles, such as electric bikes (e-bikes), electric scooters (e-scooters),etc. Enhancing the safety of vulnerable road users, such as e-bike and e-scooter riders, is of great concern. A September 2021 MarketsandMarkets research report forecasts that the electric bike market is projected to reach $79.7 billion by 2026 from $47.0 billion in 2021, at a CAGR of 11.1%.

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

Hardware-based solutions require costly and complex designated hardware. As the technology is not fully regulated, there are standardization concerns. Hardware-based solutions are intended primarily to be installed in vehicles, providing only partial coverage, leaving vulnerable users (pedestrians, cyclists, etc.) unprotected. The use of DSRC technology increases the number of emitting units on the road (in addition to vehicle sensors and mobile phones), as it requires a separate communication band which emits additional energy. In addition, the market penetration cycle time is long due to regulatory concerns and a global crisis of chip shortage.

Software-based cellular V2X solutions rely on existing infrastructure and do not require special certification. Using intuitive applications for smart devices (such as smartphones, infotainment systems, head up displays, dash cams and ADAS), software-based solutions have a short market penetration cycle.

The above-mentioned industry forecast also claims that cellular V2X technology is designed to be compatible with upcoming 5G network technologies which will be used as the ultimate platforms to enable cooperative intelligent transport systems services and technology. Cellular V2X can be applied in use cases such as location-based applications (for example, navigation, shared transportation, and fitness applications), micro-mobility services to e-bikes and e-scooter riders, autonomous driving, platooning, vehicle safety and traffic efficiency which require efficient communication technology and is expected to offer profitable growth opportunities for automotive V2X market.

The Eye-Net Products

Eye-Net Mobile offers three software-based products:

Eye-Net Protect (Market penetration – ready for commercial deployment)

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

Eye-Net Protect provides real-time pre-collision alerts to all road users by using smartphones, relying on existing cellular networks.

Features:

●	Provides side aspect collisions alerts

●	Provides “car brakes ahead” alert

●	Generates end-of-week community stats notification

Eye-Net Protect Plus

Provides real time pre collision alerts to all road users, with the addition of emergency service and safety notifications, by using smartphones.

Features:

●	Provides side aspect collisions alerts

●	Provides “car brakes ahead” alert

●	Generates end-of-week community stats notification

●	Offers automatic emergency call premium service

●	Provides “cyclists ahead” notification

Eye-Net Protect Pro

Provides real time pre collision alerts to all road users, emergency service, safety notifications, and the addition of family and community added-value services, by using smartphones.

Features:

●	Provides side aspect collisions alerts

●	Provides “car brakes ahead” alert

●	Generates end-of-week community stats notification

●	Offers automatic emergency call premium service

●	Provides “cyclists ahead” notifications

●	Offers family/group safety features

●	Creates road assistance community

Eye-Net Protect is an intuitive and easy-to-use cellular-based V2X solution that provides real-time pre-collision alerts to drivers and vulnerable road users, including pedestrians, cyclists, scooter drivers, etc., by using smartphones and relying on existing cellular networks.

The solution calculates user location and collision probability multiple times per second and utilizes a sophisticated probability analysis for spatial cross-correlation of bearing, velocity and acceleration to determine an imminent collision, with near zero false alarm rate.

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

The Eye-Net Protect solution aims to solve three main limitations of conventional ADAS systems:

●	Conventional ADAS systems analyze threats and monitor potential hazards that are within the sensor’s field of view. Eye-Net is the first available software based solution today that aims to foresee collisions much before any sensor, when the threat is still beyond line of sight.

●	Conventional ADAS systems alert the driver and provide autonomous indications to the vehicle. Eye-Net alerts the driver and other vulnerable road users (pedestrians, cyclists, scooter drivers) that have no available real-time safety aids about oncoming vehicles and allows them to take an active part in preventing accidents.
●	While conventional ADAS sensor performance is compromised by harsh weather conditions (snow, fog, rain, etc.), Eye-Net uses robust cellular infrastructure that is not affected by any weather or lighting conditions, thus allowing uninterrupted operation and continuous road-user protection.

Competition

There are many companies competing in the V2X communication market, including vehicle manufacturers, automotive Tier One suppliers the majority of which are pushing for CV2X (hardware-based) protocols. Over the past year, we see that small startups that have attempted to develop similar V2X cellular-based solutions have ceased activities. On the other hand, we can see a growing number of vehicle manufacturers, Tier One automotive suppliers, smartphone manufacturers and cellular service providers that have taken the first steps to develop a similar solution to Eye-Net. As far as we know to date, none of our competitors has reached product completion and deployment readiness stage for a V2X product.

Sales and Marketing

Eye-Net Mobile focuses on increasing public awareness of its products and technology by conducting controlled public trials and participating in conferences worldwide. The Eye-Net Protect solution was first launched in February 2019 at the Mobile World Congress in Barcelona, the world’s largest mobile conference.

Over the course of 2021, Eye-Net Mobile modified its penetration strategy to concentrate on Israel, Japan, Europe and the United States and to address the following markets that may benefit from its unique accident prevention solution suite:

3rd-party applications - Location-based application providers, such as developers of navigation, shared transportation, and fitness applications, may offer the Eye-Net solution to existing user install base as a global added value on top of their existing platforms, enhancing road safety to all users.

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

 Automotive - Sophisticated ADAS systems improve driver safety– but none of them can see what’s coming from around the corner. Eye-Net’s solution brings a new paradigm in road safety, with an anytime, anywhere collision detection system that extends the field of view beyond line-of-sight, accurately identifying potential collisions and sending an alert in real time, to complement commonly used ADAS solutions. Cars equipped with in-vehicle infotainment systems, head-up display units (HUD) advanced dashcams, can be integrated with beyond line-of-sight warning capability enhance all-around protection for drivers, passengers, and pedestrians.

Governments & Municipalities - The ability to interconnect between smart mobility and smart cities is key to improving road safety for all road users in the urban ecosystem, and in planning for a sustainable Vision Zero future. Infrastructure optimization has the added benefit of enabling effective smart city planning for smarter mobility, to shorten “last mile” distances and achieve a safer, more efficient and environmentally friendly urban landscape.

Eye-Net’s cellular-based collision prediction and prevention solution interconnects smart mobility and smart cities, to achieve city-wide road safety. The scalable and flexible solution seamlessly connects to the city infrastructure and relies on communication between smartphones through a dedicated app.

Mobile Network Operators and cellular providers

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

In 2021, Eye-Net Mobile continued to achieve several significant milestones:

In January 2021 another pilot project was announced with the intelligent transport system division of a multi-billion-dollar global Japanese vehicle manufacturer. The pilot project will be used to validate and evaluate the SDK configuration of the Eye-Net solution for possible integration into the vehicle manufacturer’s smart city project. In March 2021, Eye-Net successfully completed a controlled trial of its Eye-Net Protect solution which is part of the pilot project with the Japanese vehicle manufacturer. The vehicle manufacturer reviewed the performance of the Eye-Net Protect solution and subsequently concluded it is a valid option for the safety traffic system of its smart city project. Additionally, in March 2021, Eye-net Mobile successfully completed the first phase of a pilot project with the intelligent transport system division of a multi-billion-dollar global Japanese vehicle manufacturer. Following the results of the first phase, the vehicle manufacturer will initiate technical discussions between Eye-Net and the smart city constructor, progressing towards possible integration into its smart city project.

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

Eye-Net Mobile also announced in February 2021 that it will conduct technological demonstrations over the 5G cellular network in collaboration with the innovation labs of a top multinational European cellular provider to test its Eye-Net™ Protect cellular-based vehicle-to-everything (V2X) accident prevention solution. The demonstrations will be used to test the SDK configuration and performance of the Eye-Net solution in controlled environment scenarios. Successful demonstrations of Eye-Net Protect’s V2X capabilities may lead to a pilot project with the cellular provider.

In March 2021, Eye-Net Mobile signed a commercial cooperation agreement with SaverOne 2014 Ltd., a leader in providing an effective solution for cell phone distracted driving. According to the agreement, Eye-Net will integrate its Eye-Net™ Protect solution in SaverOne’s product designed to prevent the use of texting applications by the driver while the vehicle is in motion. The agreement also contemplates that SaverOne will introduce Eye-Net to certain companies with which it has business relationships, in consideration for 10% of the revenues received by Eye-Net under a commercial transaction with a third party introduced by SaverOne. In turn, Eye-Net will introduce SaverOne to Japanese vehicle manufacturers and business entities with which Eye-Net has business relationships.

In April 2021, Eye-Net Mobile signed a distribution agreement with WebSIA Soluções Disruptivas, Inteligências Associadas, Tecnologia e Serviços Ltda., or WebSIA, a Brazilian distributor, developer and integrator focused on cutting-edge technologies. According to the agreement, WebSIA will exclusively promote and sell the Eye-Net™ Protect cellular-based accident prevention solution and serve as Eye-Net’s distributor in the city of Sao Paulo to support customers and generate new business. Following successful integration of Eye-Net’s solutions in Sao Paulo, the parties may expand the agreement to additional territories.

In July 2021, Eye-Net Mobile Ltd., announced it will collaborate on a pilot project with V-tron B.V., or B-tron, an innovative Dutch company developing telematics products and road safety applications for aftermarket use in European fleets and lease cars. V-tron will evaluate the Eye-Net™ Protect solution for possible integration into its onboard units and application services in order to enhance the value of its innovations offering and prevent accidents by connecting road users and alerting about potential collisions in real time.

Additionally, in July 2021, Eye-Net Mobile initiated a pilot project with the IT subsidiary of a multi-billion dollar multinational Japanese company to test its Eye-Net™ Protect cellular-based V2X accident prevention solution. The pilot project will evaluate Eye-Net Mobile’s solution for possible integration as an application layer into the C2X platform of the Japanese company to create potentially safer driving environments.

In November 2021, Eye-Net Mobile began a pilot project with a leading European cellular service provider. The cellular provider will test the SDK configuration and the performance of the Eye-Net™ Protect cellular-based V2X accident prevention solution and intends to demonstrate it to its business partners. Upon successful evaluation, the leading cellular service provider may offer the Eye-Net Mobile solution to its customers, including municipalities, as part of its 5G cellular network solutions suite.

In January 2022, Eye-Net Mobile began its first pilot project in India with a local telematics company, a venture facilitated by Eye-Net Mobile’s Indian distributor. Telematics, also known as fleet tracking, refers to the methodology of monitoring fleets, vehicles and drivers’ behavior by using GPS technology and onboard diagnostics. The Indian telematics company will evaluate the performance of the Eye-Net™ Protect collision prediction solution in various scenarios, including those involving vehicles, pedestrians and bicycle riders. Successful evaluation may lead to possible commercialization and integration of Eye-Net™ Protect into the service suite offered by the telematics company to its commercial fleets and governmental operators of vehicles.

In February 2022, Eye-Net Mobile was one of five winners selected by the Paris2Connect consortium to participate in an urban mobility experiment to take place in Paris’ Urban Innovation District. The Paris2Connect consortium includes Nokia (HEL: NOKIA), ATC France (a subsidiary of American Tower Corporation), Aximum, RATP Group, and Signify N.V. (AMS: LIGHT).

Investment in Railway Safety

We are leveraging our unique expertise in advanced image processing algorithms and Computer vision technology into the rail industry. As of March 23, 2022, we hold a 18.57% stake (16.52% fully diluted) in Rail Vision Ltd., or Rail Vision, a development stage company that is seeking to revolutionize railway safety and the data-related market. Rail Vision believes it has developed cutting edge, AI based, industry-leading detection technology specifically designed for railways, with investments from Knorr-Bremse, a world-class rail system manufacturer. Rail Vision has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator. Rail Vision’s railway detection system is currently in the pilot phase with several industry leading railway operators as it seeks to move to the next stage of receiving commercial orders.

Rail Vision has developed unique railway detection systems for railway safety, based on image processing technology that provide early warnings to train driver of hazards on and around the railway track, including during severe weather and in all lighting conditions. Rail Vision’s unique system uses special high resolution cameras to identify objects up to 2,000 meters away, along with a computer unit that uses AI machine learning algorithms to analyze the images, identify objects on or near the tracks, and warn the train driver of the obstacle and potential danger.

Rail Vision develops solutions for a number of verticals in the railway market:

Rail Vision’s Main Line System is an application of its railway detection system that includes an external sensor unit installed on the train along with an on-board computer system. The on-board computer system receives data from the external sensor unit and uses artificial intelligence to perform algorithmic calculations in real time to identify potential hazards for the train operator.

For the shunting yard application, Rail Vision solution is meant to streamline work in the operational areas of railways (shunting yards) which are used for the assembly, loading and unloading of freight trains. The shunting yard application of the railway detection system consists of two external sensor units installed on either side of the locomotive that are linked to the central processing unit inside the train, and uses algorithms, artificial intelligence/deep learning neural nets, to classify these obstacles in real time, at a range of up to 200 meters on and beside the track, under severe weather and poor visibility conditions. These warnings are shown to the driver with some recommendations to stop or slow down.

For LRV application, Rail Vision’s Urban Rail Vehicle System helps to increase travel safety with the use of advanced technologies that provide real-time warnings of obstacles on the track by utilizing sensors and cameras with a broad field of vision.

For Maintenance, Predictive maintenance applications based on measurements and data collection - another module to Rail Vision’s railway detection systems, currently in the beginning stages of development, is a plan to enable the constant monitoring of railway infrastructures to warn of potential malfunctions or defects – such as damage to railway tracks, electrical problems in infrastructure components, unstable electrical pylons next to the tracks, and vegetation invading the track – which could result in interference with train traffic.

In August 2020, Rail Vision entered into a framework agreement with KBCH (a subsidiary of Knorr-Bremse operating in Switzerland) regarding the supply of a prototype of its system to the shunting yard of a company operating cargo trains in Switzerland, or SBBC. Under the Framework Agreement, Rail Vision provided KBCH one prototype of the system which was installed on an operating locomotive in an SBBC shunting yard, for the purpose of examining the operational performance of the system, or the Operational Function Test. In consideration for the prototype provided in October 2020 for the Operational Function Test, KBCH paid Rail Vision approximately EUR 244,000 (approx. $293,000). In addition, in order to support the operational performance test procedure, which began in April 2021, Rail Vision undertook to provide various professionals, as needed, in exchange for payment at the maximum rates and amounts determined in the Framework Agreement. In addition, the Framework Agreement determines a division between Rail Vision and KBCH regarding additional support actions for SBBC, as needed, in the Operational Function Test process.

On September 17, 2020, Rail Vision entered into a non-binding Memorandum of Understanding with Knorr Bremse, or the MOU, regarding cooperation between the parties with respect to LRV systems. In December 2020, Knorr Bremse placed a purchase order to Rail Vision for developing two prototypes of the LRV system according to specifications required by Knorr Bremse. In return for the development of the two prototypes, Knorr Bremse paid Rail Vision a total of approximately EUR 397,000 (approximately $476,000). During July 2021, Rail Vision delivered one of the LRV system prototypes to Knorr-Bremse and the second system was delivered during January 2022.

In October 2020, KB made a follow-on investment of $10 million in Rail Vision and additional of $2 million was invested by KB upon a partial call of an option by Rail Vision. Following the additional investments, KB owns 39.13% of Rail Vision’s outstanding capital. The investments reflected Rail Vision’s post-money valuation of approximately $50 million.

In April 2021, Rail Vision entered into an equipment, personnel and services supply agreement with Hitachi Rail STS Australia Pty Ltd., or STS, which enables STS, as the principal supplier, to supply Rio Tinto Railway Network with its Main Line system for demonstrations and to examine the Main Line system operational performance. If the tests are successful, Rail Vision has the potential to install its Main Line system on Rio Tinto Railway Network’s fleet of about 220 trains, with the Main Line system integrated by STS as the project integrator.

In March 2022, Rail Vision filed a registration statement on Form F-1 for an initial public offering on the Nasdaq Capital Market.

Intellectual Property

We seek patent and trademark protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. Foresight Automotive has a growing portfolio of three granted U.S. patents, one granted patent and one full application with the Israeli Patent Office, one granted patent and two full applications in China, three applications in Europe, and one application in Japan, four PCT applications and one U.S provisional application. Eye-Net Mobile has a growing portfolio of one granted U.S. patent, one full application with the Israeli Patent Office and one application in Europe. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provides certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

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

In addition to patent protection, we have also filed trademark applications for the purpose of preserving rights to the identity of our products. Foresight Automotive has Two trademarks that have been granted in Israel and two additional applications that were filed via the Madrid Protocol, one of them has been granted in Europe, UK, Japan and the U.S. and the second has been granted in Europe and the UK. Eye-Net Mobile has One trademark that has been granted in Israel, one additional application was filed via the Madrid Protocol and has been accepted and published in Europe and the UK. Eye-Net Mobile’s patent applications in the following countries are still pending - Brazil, Canada, China, India, Japan and the USA. While we pay great attention to its trademark rights and to the avoidance of disputes relating to its products, there is no assurance that third parties may not allege that a use of our trademarks constitutes infringement of third-party trademark rights or other rights. However, when registration of our trademarks is perfected we expect that the danger of any such adverse occurrence will be minimized or avoided entirely.

Research and Development

For the years ended December 31, 2021, 2020 and 2019, we incurred approximately $10,170,000, $8,563,000 and $10,209,891, respectively, of research and development expenses, net.

Through Foresight Automotive, we have a development services agreement with Magna, pursuant to which Magna provides Foresight Automotive with software development services in consideration of monthly payments at agreed upon rates for each of Magna’s employees, not to exceed the aggregate monthly consideration of NIS 235,000 plus VAT. We expect that the services provided by Magna will decrease as we hire additional employees and expand our in-house capabilities.

Grants from the Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2021, we have received the aggregate amount of approximately $683,000 from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure.

Magna B.S.P. Ltd., a private company incorporated in Israel, holds approximately 7.36% of our issued and outstanding share capital as of the date of this annual report on Form 20-F. We currently have one wholly owned subsidiary: Foresight Automotive. In addition, Foresight Automotive has two wholly owned subsidiaries: (1) Eye-Net Mobile, which is a private company incorporated in the State of Israel, and; (2) Foresight Changzhou”, incorporated in Jiangsu Province, China.

On March 21, 2022, the Israeli court approved a corporate restructuring, according to which Foresight Automotive will distribute all of its holdings in Eye-Net Mobile (constituting 100% of Eye-Net Mobile’s outstanding share capital) to the Company, by way of dividend in kind. The Company intends to complete the said structural change after obtaining a tax ruling form to Israeli Tax Authority, which the Company intends to file in the coming months. Once completed, Eye-Net Mobile shall become a wholly owned subsidiary of the Company.

D.	Property, Plant and Equipment.

Our offices and research and development facilities are located at the Science Industrial Park in Ness Ziona, Israel, where we currently occupy approximately 15,000 square feet. We lease our facilities, and our leases end on March 31, 2024 and December 15, 2024. Both of our leases have an extension option for additional 3 year periods. Our monthly rent payment is approximately NIS 103,500 (approximately $32,000).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March March 30, 2021.

Overview

We are a technology company engaged in the design, development and commercialization of sensor solutions for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive, Eye-Net Mobile and Foresight Changzhou, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-site” cellular-based applications. Our 3D vision solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics. Our solutions are designed to increase safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Each of our solutions is designed, developed and commercialized by one of our subsidiaries. Foresight Automotive and Eye-Net Mobile, all of which are located in our corporate headquarters, benefit from our collective engineering, operating, regulatory and marketing infrastructure to support their respective activities.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses.

Research and development expenses, net

Our research and development expenses, net consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Payroll and related expenses	7,556	5,922
Subcontracted work and consulting	1,751	1,534
Share-based payments to service providers	118	67
Rent and office maintenance	810	671
Travel expenses	44	54
Other	309	415
Less participation in grants	(351)	--
Sales of prototypes	(67)	(100)
Total	10,170	8,563

We expect that our research and development expenses will increase as we will need to recruit more employees as we move closer to commercialization of our solutions.

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and travel expenses and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Payroll and related expenses	1,273	833
Exhibitions, conventions and travel expenses	42	175
Consultants	394	178
Other	139	82
Total	1,848	1,268

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Payroll and related expenses	1,748	1,342
Share-based payments to service providers	268	128
Professional services	1,207	926
Directors fees and insurance	494	348
Travel expenses	--	14
Rent and office maintenance	212	146
Other	51	101
Total	3,980	3,005

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020.

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Gross profit	53	--
Research and development expenses, net	10,170	8,563
Marketing and sales	1,848	1,268
General and administrative	3,980	3,005
Operating loss	15,945	12,836
Equity in net loss of an affiliated company	--	2,718
Financial income, net	(909)	(179)
Net loss	15,036	15,375
Loss attributable to holders of Ordinary Shares	15,036	15,375

Research and development expenses, net

Our research and development expenses for the year ended December 31, 2021 amounted to $10,170,000, representing an increase of $1,607,000 or 18.8%, compared to approximately $8,563,000 for the year ended December 31, 2020. The increase was primarily attributable to an increase in payroll and related expenses of approximately $1,634,000 (mainly due to share-based compensation), an increase in subcontracted work provided to us of approximately $217,000 and an increase of approximately $139,000 in rent and office expenses, offset by participation in R&D expenses from the European Union research and innovation funding program Horizon 2020 project of approximately $351,000.

Marketing and sales

Our marketing and sales expenses for the year ended December 31, 2021 amounted to approximately $1,848,000, representing an increase of approximately $580,000, or 45.7%, compared to approximately $1,268,000 for the year ended December 31, 2020. The increase was primarily attributable to an increase in payroll and related expenses of approximately $440,000 and by an increase of approximately $216,000 in consulting services, partially offset by a decrease of approximately $133,000 in exhibitions, conventions and travel expenses.

General and administrative

Our general and administrative expenses totaled approximately $3,980,000 for the year ended December 31, 2021, an increase of approximately $975,000, or 32.4%, compared to approximately $3,005,000 for the year ended December 31, 2020. The increase was primarily attributable to an increase of approximately $406,000 in payroll and related expenses (mainly due to share-based compensation) and an increase of approximately $281,000 in professional services.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2021 was approximately $15,945,000, as compared to an operating loss of approximately $12,836,000 for the year ended December 31, 2020, an increase of approximately $3,109,000, or 24.2%.

Financial expense and income, net

Financial expense and income mainly consist of bank interest income, exchange rate differences and other transactional costs.

We recognized a financial income of approximately $909,000 for the year ended December 31, 2021, compared to a financial income of $179,000 for the year ended December 31, 2020. The increase was primarily attributable to an increase in bank interest income of approximately $783,000 offset by a decrease in reevaluation of securities, net of approximately $95,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2021 was approximately $15,036,000, as compared to approximately $15,375,000 for the year ended December 31, 2020, a decrease of approximately $339,000.

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2021. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2021, we have funded our operations principally with approximately $114 million, in the aggregate, from funding from Magna, the issuance of Ordinary Shares or ADSs and exercise of warrants and options. As of December 31, 2021, we had approximately $45.7 million in cash and cash equivalents and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	December 31,
U.S. dollars in thousands	2021	2020
Operating activities	(12,125)	(11,495)
Investing activities	(12,582)	85
Financing activities	14,160	45,280
Effect of exchange rate changes on cash and cash equivalents	(37)	75
Net (decrease) increase in cash and cash equivalents	(10,584)	33,945

Operating Activities

Net cash used in operating activities of approximately $12,125,000 during the year ended December 31, 2021 was primarily used for payment of payroll and related expenses, payments for professional services, subcontracted work and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $11,495,000 during the year ended December 31, 2020 was primarily used for payment of payroll and related expenses, payments for professional services, subcontracted work and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of approximately $12,582,000 during the year ended December 31, 2021 was used for changes of short-term deposits of approximately $12,347,000 and for purchases of fixed assets of approximately $235,000.

Net cash provided by investing activities of approximately $85,000 during the year ended December 31, 2020 was primarily provided from proceeds of short-term deposits of approximately $67,000 and from the proceed from sales of marketable equity securities of approximately $68,000, offset by purchases of fixed assets of approximately $50,000.

Financing Activities

Net cash provided by financing activities of approximately $14,160,000 in the year ended December 31, 2021 consisted of approximately $13,508,000 provided from net proceeds from the issuance of Ordinary Shares and from exercise of options and warrants of approximately $652,000.

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

On January 22, 2021, we entered into a subsequent sales agreement with AGP pursuant to which we may offer and sell, from time to time, our ADSs. In that regard, we registered up to $60,000,000 of our ADSs on a Registration Statement on Form F-3 (File No. 333-252334) for the sale under such sales agreement. Through March 23, 2022, we have sold an aggregate of 1,378,344 ADSs for aggregate gross proceeds of approximately $14 million.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs and warrants. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated significant revenue from the sale of products, however, we expect to see an increase in our revenue from the sale of our products in the coming years, though there is no guarantee we will be successful in doing so.

As of December 31, 2021, our cash and cash equivalents including restricted cash and short-term bank deposits were approximately $45,701,000. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations through the second quarter of 2024.

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

Our operations and business have been disrupted and could be materially adversely affected by the recent outbreak of COVID-19. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition. To date, we have taken action to enable our employees to work remotely from home and taken steps to ensure support continuity to our customers, but there can be no assurance that this analysis or remedial measures will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. For additional information, see “Risks Related to Our Business and Industry—We face business disruption and related risks resulting from the recent outbreak of the novel Coronavirus 2019 (COVID-19), which could have a material adverse effect on our business and results of operations.”

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2021 to the year ended December 31, 2020— Research and Development Expenses, Net.”

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

5.E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2021. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

We estimate the fair value of share options granted using a Black-Scholes Merton options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are Ordinary Shares price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical Ordinary Shares price movements over the period, equal to the expected option term. We have historically not paid dividends and have no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from Israeli governmental debentures with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and our results of operations. During 2021, our Board of Directors approved the grant of options to purchase 4,255,000 of our Ordinary Shares, subject to the terms and condition of each specific grant.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Haim Siboni	62	Chief Executive Officer, Director
Eli Yoresh	51	Chief Financial Officer
Levy Zruya	72	Chief Technology Officer
Oren Bar-on	50	Vice President of Global Operations and Business Strategy
Doron Cohadier	48	Vice President of Business Development
Sivan Siboni Scherf	35	Vice President of Human Resources
Dror Elbaz	43	Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer
David Lempert	35	Vice President of Research and Development
Ehud Aharoni (1) (2)	64	Director
Daniel Avidan (1) (2) (3)	59	Director
Zeev Levenberg (1) (2) (3)	58	Director
Vered Raz-Avayo (2)	52	Director
Moshe Scherf	38	Director

(1)	Member of our Audit, Compensation and Financial Statements Examination Committee.

(2)	Independent director under Nasdaq Stock Market rules.

(3)	External director under Israeli law.

Haim Siboni, Chief Executive Officer, Director

Mr. Haim Siboni has served as our Chief Executive Officer and on our Board of Directors since December 2015. Mr. Siboni has also served as the chief executive officer and as a director of Magna, our significant shareholder, since January 2001. Mr. Siboni also serves as Chairman of our Board of Directors since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Eli Yoresh, Chief Financial Officer

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and was on our Board of Directors from October 2010 until August 2019. Mr. Yoresh is a seasoned executive with over 20 years of executive and financial management experience, mainly with companies from the financial, technology and industrial sectors. Since September 2018, Mr. Yoresh has been serving as a director at Medigus Ltd. (Nasdaq: MDGS), since November 2020 as a director of Gix Internet Ltd (TASE: GIX), and since August 2021 as a director of Elbit Imaging Ltd (TASE: EMITF). Mr. Yoresh also served as a director at Nano Dimension Ltd. (Nasdaq: NNDM). Mr. Yoresh’s previous directorships include several companies listed on the TASE. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh holds a B.A. in Business Administration from the College of Management and an M.A. in Law from Bar-Ilan University. Mr. Yoresh is a Certified Public Accountant in Israel.

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

Oren Bar-On, Vice President of Global Operations and Business Strategy

Mr. Oren Bar-On has served as our Vice President of Operations since October 2017. Mr. Bar-on is a seasoned executive with over 20 years of executive and managerial experience, mainly in the fields of global operations, supply chain, quality and regulations, product engineering, business excellence and information Technology. Mr. Bar-on served as Director of Global Supply chain for Lumenis Medical Systems Ltd., one of the world’s leading medical laser equipment manufacturers, from January 2016 to October 2017. Mr. Bar-on also served as Director of Global Operations for Philips Healthcare, one of the world’s leading developers and manufacturers of diagnostic and imaging systems in the medical field, from April 2011 to January 2016. Mr. Bar-on holds a B.Sc. in Industrial Engineering from the Israeli Institute of Technology and an M.B.A. with Honors, from Haifa University.

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

Sivan Siboni Scherf, Vice President of Human Resources

Mrs. Sivan Siboni Scherf has served as our Vice President of Human Resources since January 2019. Prior to that, Mrs. Scherf served as our head of human resources since 2015. Mrs. Scherf has served legal counsel of Magna since 2015. Mrs. Scherf is a certified attorney, and a member of the Israel Bar Association since 2014. Mrs. Scherf holds a Bachelor’s degree in Law and Business Management.

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

David Lempert, Vice President of Research and Development

Mr. David Lempert has served as our Vice President of Research and Development since June 2020, and prior to that as Director of Research and Development since August 2019, and prior to that as project manager of Foresight Automotive since April 2017. Mr. Lempert has over 12 years of research and development global project management. From 2014 to 2017, Mr. Lempert served as the chief executive officer and co-founder of Led-Swim Ltd. a start-up company developing technology for swimming workout monitoring. From 2012 to 2014 Mr. Lempert served as project manager in IronSource Ltd. an advertising technology company focuses on developing technologies for app monetization. Mr. Lempert holds a B.Sc in Computer Science and an M.B.A specializing in risk management from the MLA collage in Israel.

Ehud Aharoni, Director

Mr. Ehud Aharoni has served on our Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Since 2001, Mr. Aharoni has lectured to MBA and EMBA students at the Tel-Aviv University, Coller School of Management in a variety of strategic courses, and holds a number of senior administrative positions, including the chief executive officer & academic director of Lahav Executive Education, Coller School of Management, since 2006, and the former Executive Director of the Eli Hurvitz Institute of Strategic Management, from 2004-2018. Before joining Lahav Executive Education, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. with specialization in Finance and a Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

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

Vered Raz-Avayo, Director

Mrs. Vered Raz-Avayo has served on our Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 13 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., and a director at Nayax Ltd. (TLV: NYAX). Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

Moshe Scherf, Director

Mr. Moshe Scherf has served on our Board of Directors since July 2021. Mr. Scherf has been providing legal services to Magna since 2016. Mr. Scherf has had a private law practice specializing in commercial litigation, dispute resolution and family law since 2013. Mr. Scherf lectures in the fields of civil law in various law faculties in Israel and was also a teaching assistant in several law courses. Mr. Scherf holds a LLB from Ono Academic College and an LLM from Bar Ilan University and is a member of the Israeli Bar Association.

Family Relationships

Ms. Siboni Scherf is the daughter of Mr. Haim Siboni and married to Mr. Moshe Scherf. Mr. Levy Zruya was married to Mr. Haim Siboni’s sister. Otherwise, there are no family relationships between any members of our executive management and our directors.

B.	Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2021 through December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.2293 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 14 persons as of December 31, 2021 (2)	$1,320,135	$171,713	$487,806

(1)	The Company estimates the fair value of share options granted as equity awards using a Black-Scholes option-pricing model.

(2)	Includes Michael Gally. Mr. Gally resigned from our board of directors on June 3, 2021.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2021.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total
Haim Siboni	$343,728	$222,126	$565,854

Eli Yoresh	$204,379	$69,319	$273,698

Dror Elbaz	$197,208	$26,664	$223,872

David Lempert	$179,471	$28,228	$207,699

Doron Cohadier	$184,874	$21,564	$206,438

We did not grant any options to our executive officers and directors during the year ended December 31, 2021.

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and most of them contain also customary provisions regarding assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance, subject to certain exclusions and to exculpate them in certain circumstances. Members of our senior management may be eligible for bonuses in accordance with our compensation policy and as set forth by our Board of Directors.

For a description of the terms of our options and option plans, see “Item 6. E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her engagement with our company.

C.	Board Practices.

Introduction

Our Board of Directors presently consists of six members, including two external directors required to be appointed under the Companies Law. We believe that Ehud Aharoni, Daniel Avidan, Zeev Levenberg and Vered Raz-Avayo are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of Board of Directors’ members (including external directors) shall be set by the general meeting of the shareholders, provided that it will consist of not less than three and not more than ten members. Pursuant to the Companies Law, the management of our business is vested in our Board of Directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Board of Directors’ compensation committee and of the Board of Directors and are subject to the terms of any applicable employment or services agreements that we may enter into with them.

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

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors and may also remove that director as chairman, unless otherwise provided in the articles of association with respect to the appointment of the chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer. Mr. Haim Siboni has been serving in the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company from July 8, 2021, according to the approval of the shareholders of the Company from the same date.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors re-examine the proposed compensation policy and determine, based on detailed reasoning, that adopting the compensation policy would be beneficial to the company. Furthermore, according to the Companies Law, the compensation policy must generally be periodically reviewed by the compensation committee and the board of directors and needs to be re-approved once every three years by the board of directors, following recommendation by the compensation committee, and by a Special Majority of the Company’s shareholders. Our former compensation policy was approved by our shareholders in December 2015 June 2017, and January 2019 and then amended with regard to certain specific issues in July 2020 and July 2021. On December 19, 2021, in course of the aforesaid periodical review, our compensation committee and Board of Directors, in their respective meetings, approved, and recommended to the shareholders to approve, an amended and restated compensation policy. On January 31, 2022, our shareholders determined not to approve the amended and restated compensation policy. Following the opposition of our shareholders, our Board of Directors and our compensation committee, in their respective meetings on March 31, 2022 and March 29, 2022, re-examined the amended and restated compensation policy and determined to adopt it and that adopting the amended and restated compensation policy would be beneficial to the Company, taking under consideration the shareholders’ opposition and, inter alia, based on the following reasons: (i) given their deep familiarity with the Company’s business, the manner in which it is managed and the applicable market conditions, the compensation committee and the Board of Directors have better perspective than the Company’s shareholders to determine whether the compensation the Company’s officers are eligible to, is fair and reasonable; (ii) the amended and restated compensation policy advances the Company’s objectives, business plan and long-term strategy, and creates appropriate incentives for the Company’s officers, in the light of the Company’s risk management, size and the nature of its business; (iii) all public Israeli companies are required to adopt a written compensation policy for their executives; therefore an absence of an effective compensation policy violates the applicable law and disposes the Company to certain penalties.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $20,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $264,250, which expires on June 27, 2022.

Indemnification

The Companies Law provides that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Israeli Securities Law, 1968, or Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

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

On December 31, 2019, we had 61 full-time employees and nine part-time employees, out of which 50 employees worked in our research and development (R&D) department, 10 employees in management and administration, 5 employees in sales and marketing, and 5 employees in operations. On December 31, 2020, we had 59 full-time employees and 5 part-time employees, out of which 45 employees worked in our R&D department, 9 employees in management and administration, 5 employees in sales, and marketing and 5 employees in operations. On December 31, 2021, we had 68 full-time employees and 5 part-time employees, out of which 54 employees worked in our R&D department, 9 employees in management and administration, 5 employees in sales and marketing, and 5 employees in operations.

As of March 23, 2022, we had five full-time senior management employees, including our Chief Executive Officer, Vice President of Business Development, Vice President of Global Operations and Business Strategy, Vice President of Research and Development, and Deputy Chief Executive Officer of Eye-Net Ltd., and an additional two part-time senior managers – our Chief Financial Officer and Vice President of Human Resources. All of our employees are located in Israel, except for one employee in China. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

2016 Equity Incentive Plan

We maintain one equity incentive plan – our 2016 Equity Incentive Plan, or the 2016 Plan. As of March 23, 2022, the number of Ordinary Shares reserved for the exercise of options granted under the 2016 Plan was 38,302,617. In addition, as of March 23, 2022, options to purchase 25,612,802 Ordinary Shares were issued and outstanding, out of which options to purchase 6,320,927 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.95 (approximately $0.60) per share, options to purchase 2,150,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.31 (approximately $0.71) per share, options to purchase 502,083 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.29 (approximately $0.71) per share, options to purchase 83,334 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.96 (approximately $2.15) per share, options to purchase 7,858,208 Ordinary Shares were vested as of that date, with an average exercise price of NIS 1.06 (approximately $0.33) per share, options to purchase 100,000 Ordinary Shares were vested as of that date, with an average exercise price of NIS 2.90 (approximately $0.90) per share, options to purchase 322,917 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.33 (approximately $0.41) per share, options to purchase 525,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.13 (approximately $1.90) per share, options to purchase 33,333 Ordinary Shares were vested as of that date, with an average exercise price of NIS 4.75 (approximately $1.47) per share and options to purchase 200,000 Ordinary Shares were vested as of that date, with an average exercise price of NIS 3.78 (approximately $1.17) per share. Exercise prices in NIS are translated into U.S. dollars at the rate of NIS 3.231 = U.S. $1.00, based on the closing rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel on March 23, 2022.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 23, 2022 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Haim Siboni (3)	28,836,446	8.80%

Directors and executive officers:
Ehud Aharoni (4)	575,000	0.18%
Daniel Avidan (5)	349,000	0.11%
Doron Cohadier (6)	370,461	0.11%
Dror Elbaz (7)	212,892	0.07%
Zeev Levenberg (8)	125,105	0.04%
Eli Yoresh (9)	1,687,500	0.52%
Vered Raz-Avayo (10)	425,000	0.13%
Oren Baron (11)	1,050,000	0.32%
Levi Zruya (12)	375,000	0.12%
Sivan Siboni Scherf (13)	675,000	0.21%
David Lempert (14)	741,934	0.23%
All directors and executive officers as a group (12 persons)		10.59%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 322,784,556 Ordinary Shares issued and outstanding as of March 23, 2022

(3)	Includes (i) 23,751,696 Ordinary Shares held by Magna – B.S.P. Ltd.; and (ii) options to purchase 2,000,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 2.31 (approximately $0.71) per share. And (ii) options to purchase 3,084,750 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an average exercise price of NIS 1.06 (approximately $0.33). Mr. Siboni is the chief executive officer and a director of Magna. Mr. Siboni’s options have expiration dates ranging from May 2024 to April 2027.

(4)	Includes options to purchase 575,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 1.95 (approximately $0.60) per share. Mr. Aharoni’s options have expiration dates ranging from February 2024 to September 2026.

(5)	Includes (i) options to purchase 125,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 6.13 (approximately $1.90) per share; and (ii) options to purchase 224,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 1.06 (approximately $0.33) per share. Mr. Avidan’s options have expiration dates ranging from August 2024 to July 2027.

(6)	Includes options to purchase 78,793 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 1.95 (approximately $0.60) per share; and (ii) options to purchase 291,668 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 1.06 (approximately $0.33) per share Mr. Cohadier’s options have expiration dates ranging from May 2024 to June 2027.

(7)	Includes options to purchase 212,892 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 1.95 (approximately $0.60) per share. Mr. Elbaz’s options have expiration dates until May 2024.

(8)	Includes options to purchase 50,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 6.13 (approximately $1.90) per share. and (ii) options to purchase 75,105 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an average exercise price of NIS 1.06 (approximately $0.33) per share. Mr. Levenberg’s options have expiration dates ranging from August 2024 to July 2027.

(9)	Includes options to purchase 1,687,500 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an average exercise price of NIS 1.06 (approximately $0.33) per share. Mr. Yoresh’s options have expiration dates until June 2027.

(10)	Includes options to purchase 300,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 6.13 (approximately $1.90) per share. and (ii) options to purchase 125,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an average exercise price of NIS 1.95 (approximately $0.60) per share. Ms. Raz-Avayo’s options have expiration dates ranging from August 2024 to September 2026.

(11)	Includes options to purchase 350,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 1.95 (approximately $0.60) per share. and (ii) options to purchase 700,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an average exercise price of NIS 1.06 (approximately $0.33) per share. Mr. Baron’s options have expiration dates ranging from November 2024 to August 2027.

(12)	Includes options to purchase 225,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 1.95 (approximately $0.60) per share. and (ii) options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an average exercise price of NIS 1.06 (approximately $0.33) per share. Mr. Zruya’s options have expiration dates ranging from August 2024 to July 2027.

(13)	Includes options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 2.31 (approximately $0.71) per share. and (ii) options to purchase 525,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an average exercise price of NIS 1.06 (approximately $0.33) per share. Ms. Siboni Scherf’s options have expiration dates ranging from May 2017 to July 2027.

(14)	Includes options to purchase 325,000 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an exercise price of NIS 1.95 (approximately $0.60) per share. and (ii) options to purchase 416,934 Ordinary Shares that are exercisable within 60 days of March 23, 2022, at an average exercise price of NIS 1.06 (approximately $0.33) per share. Mr. Lempert’s options have expiration dates ranging from November 2024 to June 2027.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2021, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with Magna from 11.47% to 10.72%, which was due to the dilution of their ownership as a result of equity offerings.

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

Record Holders

Based upon a review of the information provided to us by our registrar in Israel, as of March 23, 2022, there were a total of 13 holders of record of our Ordinary Shares, of which all record holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 18, 2022, there were 95 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Services Agreement

Following the Merger, on January 5, 2016, Magna entered into a services agreement with Foresight Automotive, which provided that, for a period of 12 months following the Merger, Magna shall provide Foresight Automotive with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software in consideration of monthly payments at agreed upon rates for each of Magna’s workers, not to exceed the aggregate monthly consideration of NIS 200,000 plus VAT. Furthermore, Foresight Automotive may extend the agreement by two additional 12 month periods, which right has been exercised by Foresight Automotive on two occasions. On January 28, 2019, the Company’s shareholders approved the extension of the services agreement with Magna for 12 additional months with an option to extend the agreement for two additional 12 month periods, which right has been exercised by Foresight Automotive for the two additional 12 month periods. According to the updated agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $73,000) plus VAT. On January 30, 2022, the Company’s shareholders approved the extension of the services agreement with Magna for twelve (12) additional months with an option to extend the agreement for two (2) additional twelve (12) month periods. According to the updated agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $72,000) plus VAT. In addition, our Chief Executive Officer, Mr. Haim Siboni, and our Chief Technology Officer, Mr. Levi Zruya, serve as Magna’s Chief Executive Officer and Chief Technology Officer, respectively.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Merger Agreement dated October 11, 2015, by and among Foresight Autonomous Holdings Ltd., Magna B.S.P. Ltd. and Foresight Automotive Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.1 to form 20-F (File No. 001-38094) filed on March 27, 2018. See Item 4.A “History and Development of the Company” for more information about this document.

●	Asset Transfer Agreement dated January 5, 2016, by and between Foresight Autonomous Holdings Ltd. and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.2 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference. See Item 4.A “History and Development of the Company” for more information about this document.

●	Service Agreement dated January 5, 2016, by and between Foresight Autonomous Holdings Ltd. and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as exhibit 4.3 to form 20-F (File No. 001-38094) filed on March 27, 2018, as amended on January 28, 2019, and on March 8, 2022. See Item 6.B “Related Party Transactions” for more information about this document.

●	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to form 20-F (File No. 001-38094) filed on March 27, 2018. See Item 6.E “Share Ownership” for more information about this document.

●	Share Purchase Agreement dated August 4, 2016, by and among Rail Vision Ltd., Foresight Autonomous Holdings Ltd. and the other investors listed therein, filed as Exhibit 4.10 to form 20-F (File No. 001-38094) filed on March 27, 2018. On August 4, 2016, we entered into a share purchase agreement (the “SPA”) to acquire up to 36% of Rail Vision’s ordinary shares at an average price of $60 per share of and warrants to purchase ordinary shares of Rail Vision: Warrant 1, Warrant 2 and Warrant 3 exercisable within 18 months, 30 months and 24 months at an exercise price of $189, $270 and $216 per share, respectively. Pursuant to the SPA, we were to acquire Rail Vision’s securities in two installments for a maximum aggregate investment amount of $1,600,000 (and with other investors, up to $2,000,000). On August 25, 2016, we and other investors consummated the first installment of the SPA. As a result of the first installment, we purchased 7,093 ordinary shares of Rail Vision at $84.59 per share and 16,157 warrants. On November 7, 2016, we and other investors consummated the second installment of the SPA. As a result of the second installment, we purchased 16,599 additional ordinary shares of Rail Vision at $46.52 per share and 33,931 additional warrants.

●	Amended Compensation Policy, dated March 31, 2022. See Item 6.C “Board Practices – Compensation Committee” for more information about this document.

●	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated October 2, 2020, filed as Exhibit 10.1 to form 6-K (File No. 001-38094) filed on October 2, 2020. See Item 5.B “Liquidity and Capital Resources – Financing Activities” for more information about this document.

●	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated January 22, 2021, filed as Exhibit 10.1 to form F-3 (File No. 333-252334) filed on January 22, 2021. See Item 5.B “Liquidity and Capital Resources – Financing Activities” for more information about this document.

●	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022. See Item 4.B “Business Overview” for more information about this document.

D.	Exchange Controls.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in NIS, and a certain portion of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for 2021 by 0.65%% and 1.3%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2021.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020	2021
Audit fees (1)	$97,500	$114,237
All other fees	-	-

Total	$97,500	$114,237

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns and fees relating to our public offering of ADSs. All of the services provided were approved by audit committee and by our board of directors on December 28, 2020.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 1/3 of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 1/3 of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our Board of Directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election (or for three-year term, with respect to external directors, with certain exceptions as described in “Item 6. C. Board Practices - External Directors” above), or until the director resigns from his office or the nomination is terminated in accordance with the provisions of our articles of association. The nominations for directors, which are presented to our shareholders by our Board of Directors, are generally made by the Board of Directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our Board of Directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description
1.1	Articles of Association of Foresight Autonomous Holdings Ltd. (unofficial English translation from Hebrew original), filed as part of Exhibit 99.1.to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

2.1	Form of Deposit Agreement among Foresight Autonomous Holdings Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 2.1 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

2.2	Description of Securities, filed as Exhibit 2.2 to form 20-F (File No. 001-38094) filed on March 30, 2021, and incorporated herein by reference.

4.1	Merger Agreement dated October 11, 2015, by and among the Company, Magna B.S.P. Ltd. and Foresight Automotive Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.1 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

4.2	Asset Transfer Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.2 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

4.3	Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as exhibit 4.3 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated by reference.

4.4	First Addendum to the Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed herewith.

4.5	Second Addendum to the Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed herewith.

4.6	Form of Indemnification Agreement (unofficial English translation from Hebrew original), filed as Exhibit 4.4 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

4.7	Form of Exculpation Agreement, filed as Exhibit 99.1.2 to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

4.8	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

4.9	Share Purchase Agreement dated August 4, 2016, by and among Rail Vision Ltd, the Company and the other investors listed therein, filed as Exhibit 4.10 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

4.10	Amended Compensation Policy, dated March 31, 2022, filed herewith.

4.11	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated January 22, 2021, filed as Exhibit 10.1 to form F-3 (File No. 333-252334) filed on January 22, 2021 and incorporated herein by reference.

4.12	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022, filed herewith.

8.1	List of Subsidiaries, filed herewith.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm (filed herewith).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statement of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the consolidated financial statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: March 31, 2022	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2021

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foresight Autonomous Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

March 31, 2022

We have served as the Company’s auditor since 2016.

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2021	2020
	Note	USD in thousands

ASSETS

Current assets
Cash and cash equivalents		28,073	38,772
Restricted cash		115	--
Short term deposits		17,513	5,166
Marketable equity securities		12	42
Other current receivables	3	660	401
Total current assets		46,373	44,381

Non-current assets
Operating lease right-of-use asset	9	2,594	1,104
Investment in equity securities	4	4,011	4,011
Fixed assets, net	5	503	427
Total non-current assets		7,108	5,542

TOTAL ASSETS		53,481	49,923

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables		253	391
Operating lease liability	9	587	427
Other current payables	7	1,865	1,207
Total current liabilities		2,705	2,025

Operating lease liability non-current	9	2,143	853

TOTAL LIABILITIES		4,848	2,878

Shareholders’ equity
Ordinary shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 322,652,016 and 312,760,305 shares as of December 31, 2021 and December 31, 2020, respectively	10B	--	--
Additional paid in capital	10	128,209	111,739
Accumulated deficit		(79,804)	(64,768)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	10	48,405	46,971
Non-controlling interest		228	74
Total equity		48,633	47,045

TOTAL LIABILITIES AND EQUITY		53,481	49,923

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(Dollars in thousands, except per share data)

		Year ended December 31,
		2021	2020	2019
	Note	USD in thousands

Revenues		120	--	--

Cost of revenues		67	--	--

Gross profit		53	--	--

Research and development expenses, net	11	10,170	8,563	10,210

Marketing and sales expenses	12	1,848	1,268	1,350

General and administrative expenses	13	3,980	3,005	3,469

Operating loss		15,945	12,836	15,029

Equity in net loss of an affiliated company	4	--	2,718	839

Financial income, net	14	(909)	(179)	(429)

Net Loss		15,036	15,375	15,439

Basic and diluted loss per share (in USD)	2L	(0.05)	(0.07)	(0.10)

Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands		321,356	219,913	149,534

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Statements of Changes in Shareholders’ Equity

	Share Capital
	Number of shares	USD	Additional paid in capital	Accumulated deficit	Total Foresight Autonomous Holdings Ltd. Shareholders’ equity	Non-controlling interest	Total equity
			USD in thousands

BALANCE AS OF JANUARY 1, 2019	131,935,404	--	57,521	(33,954)	23,567	--	23,567

CHANGES DURING 2019:
Issuance of ordinary shares and warrants	21,733,333	--	6,521	--	6,521	--	6,521
Derivative warrant liabilities classified in equity	--	--	1	--	1	--	1
Exercise of options	850,523	--	--	--	--	--	--
Share-based payment	130,342	--	1,638	--	1,638	--	1,638
Loss for the year	--	--	--	(15,439)	(15,439)	--	(15,439)

BALANCE AS OF DECEMBER 31, 2019	154,649,602	--	65,681	(49,393)	16,288	--	16,288

CHANGES DURING 2020:
Issuance of ordinary shares	156,847,640	--	44,707	--	44,707	--	44,707
Exercise of options	688,063	--	263	--	263	--	263
Share-based payment	575,000	--	1,088	--	1,088	74	1,162
Loss for the year	--	--	--	(15,375)	(15,375)	--	(15,375)

BALANCE AS OF DECEMBER 31, 2020	312,760,305	--	111,739	(64,768)	46,971	74	47,045

CHANGES DURING 2021:
Issuance of ordinary shares	6,891,720	--	13,508	--	13,508	--	13,508
Exercise of options	1,605,402	--	57	--	57	--	57
Exercise of warrants	1,174,589	--	595	--	595	--	595
Share-based payment	220,000	--	2,310	--	2,310	154	2,464
Loss for the year	--	--	--	(15,036)	(15,036)	--	(15,036)

BALANCE AS OF DECEMBER 31, 2021	322,652,016	--	128,209	(79,804)	48,405	228	48,633

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2021	2020	2019
	USD in thousands
Cash flows from Operating Activities
Loss for the year	(15,036)	(15,375)	(15,439)

Adjustments to reconcile loss to net cash used in operating activities:	2,911	3,880	3,578

Net cash used in operating activities	(12,125)	(11,495)	(11,861)

Cash Flows from Investing Activities
Changes in short term deposits	(12,347)	67	7,273
Proceeds from sales of other investments	--	--	21
Proceeds from sales of marketable securities	--	68	--
Purchase of fixed assets	(235)	(50)	(103)
Net cash provided by (used in) investing activities	(12,582)	85	7,191

Cash flows from Financing Activities
Issuance of ordinary shares, net of issuance expenses	13,508	45,017	6,521
Proceeds from exercise of warrants	595	--	--
Proceeds from exercise of options	57	263	--
Net cash provided by financing activities	14,160	45,280	6,521

Effect of exchange rate changes on cash and cash equivalents	(37)	75	(182)

(Decrease) increase in cash and cash equivalents and restricted cash	(10,584)	33,945	1,669
Cash and cash equivalents and restricted cash at the beginning of the period	38,772	4,827	3,158

Cash and cash equivalents and restricted cash at the end of the period	28,188	38,772	4,827

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

Adjustments to reconcile loss to net cash used in operating activities:	Year ended December 31,
	2021	2020	2019
	USD in thousands

Share-based payment	2,464	1,162	1,638
Depreciation	159	254	259
Revaluation of derivative warrant liabilities	--	--	1
Equity in net loss of an affiliated company	--	2,718	839
Revaluation of other investments	--	--	324
Revaluation of marketable securities	30	(87)	--
Exchange rate changes on cash and cash equivalents	37	(75)	182

Changes in assets and liabilities:
Decrease (Increase) in other current assets	(259)	212	(142)
Increase (decrease) in trade payables	(138)	(296)	154
Change in operating lease liability	(33)	60	110
Increase (decrease) in other payables	651	(68)	213
Adjustments to reconcile loss to net cash used in operating activities	2,911	3,880	3,578

Supplemental information for Cash Flow:

Non-Cash Activities:	Year ended December 31,
	2021	2020	2019
	USD in thousands

Accrued issuance expenses recorded in shareholders’ equity	--	310	--

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 1 - GENERAL

A.	Foresight Autonomous Holdings Ltd. (the “Company”) was originally incorporated in Israel in September 1977 under the name “Golan Malechet Macshevet Ltd.” as a private company, and in April 1987 became a public company. In 2010, the Company changed its name to “Asia Development (A.D.B.M.) Ltd.” The Company’s ordinary shares, no par value, (the “Ordinary Shares”) are traded on the Tel Aviv Stock Exchange (“TASE”). In addition, since June 15, 2017, the Company has American Depository Shares (the “ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market, and the ratio of the Company’s Ordinary Shares to ADSs is 5:1. On January 5, 2016, the Company acquired (the “Acquisition Transaction”) 100% of the outstanding shares of Foresight Automotive Ltd. (“Foresight Ltd.”), a company incorporated in Israel, pursuant to a capital stock exchange agreement dated as of October 11, 2015, among the Company, Magna B.S.P. Ltd. (“Magna”), and Foresight Ltd. In exchange for the outstanding shares of Foresight Ltd., the Company issued to Magna a total of 35,884,116 of the Company’s Ordinary Shares representing approximately 64.50% of the Ordinary Shares then issued and outstanding after giving effect to the Acquisition Transaction. As a result of the Acquisition Transaction, Foresight Ltd. became a wholly owned subsidiary of the Company as of January 5, 2016, and, subsequently to the Acquisition Transaction, the Company changed its name to “Foresight Autonomous Holdings Ltd.” The Company and its subsidiaries Foresight Ltd. and Eye-Net Mobile Ltd (“Eye-Net”) are collectively referred to as the “Company” or the “Group”.

Foresight Ltd. was established in July 2015 by Magna in order to transfer all of Magna’s three-dimensional (3D) computer vision research and development technology and business in the area of Advanced Driver Assistance Systems (“ADAS”) to a separate entity. As part of the reorganization, Magna transferred to Foresight Ltd. all the intellectual assets comprised mostly of know-how, software and algorithms developed by Magna.

The Company is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through its wholly owned subsidiaries, Foresight Ltd. and Eye-Net, the Company develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

The Company’s vision solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology and advanced analytics.

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

D.	Cash and cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

Restricted cash consists of deposits pledged to a bank that provided guarantee in connection with an operating lease

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

Marketable equity securities classified as trading are recorded at fair value. The fair value is based on the current market value. Unrealized gains and losses before the securities are sold are reported in the statement of comprehensive loss as financial income or expenses, as appropriate.

H.	Non-marketable equity securities:

Equity investments without readily determinable fair value are carried at cost minus impairment, if any. When an observable price change in orderly transactions for the identical or a similar investment of the same issuer has occurred, the Company elects to carry those equity investments at fair value as of the date that the observable price change occurred.

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

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company’s lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The Company used the implicit rate when readily determinable. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

The Company accounts for share-based compensation expense based on estimated grant date fair value, using the Black-Scholes option-pricing model. The fair value is recognized as an expense in the consolidated financial statements over the requisite service periods. For performance-based grants, the Company recognizes compensation costs for grants that are expected to vest based on whether performance criteria are expected to be met. The determination of fair value and the timing of expense using option pricing models such as the Black-Scholes model require the input of subjective assumptions, including the expected term and the expected price volatility of the underlying share. The Company estimates the expected term assumption using the “simplified” method. In determining the Company’s expected share price volatility assumption, the Company reviews the historical and implied volatility of the Company’s Ordinary Shares.

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

The following table present summarized basic and diluted per Ordinary Share and per ADS:

	Year ended December 31,
	2021	2020	2019

Net loss	15,036	15,375	15,439
Basic and diluted loss per Ordinary Share (in USD)	(0.05)	(0.07)	(0.10)

Basic and diluted loss per ADS (in USD)	(0.25)	(0.35)	(0.52)

Weighted average number of Ordinary Shares outstanding used in computing basic and diluted loss per share - in thousands	321,356	219,913	149,534

Weighted average number of ADSs outstanding used in computing basic and diluted loss per ADS - in thousands	64,271	43,983	29,907

M.	Revenue recognition:

The Company applies ASC 606 “Revenue from contracts with customers” (“ASC 606”). Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when or as performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. The Company then allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

N.	Research and development expenses, net:

Research and development expenses are charged to the statement of comprehensive loss as incurred.

Non-royalty-bearing grants for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development expenses.

O.	Reclassification:

Certain amounts in prior years consolidated financial statements have been reclassified to conform to the current year’s presentation.

P.	Recently Adopted Accounting Pronouncements:

In January 2020, the Financial Accounting Standards Board (FASB) issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The adoption of this ASU did not have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

Q.	Recent Accounting Standards

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

In November 2021, the FASB issued ASU 2021-10 “Government Assistance (Topic 832)”, in which requires annual disclosures that increase the transparency of transactions involving government grants, including: (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this guidance does not have a material impact on the Company’s consolidated financial results of operations, financial position or cash flows.

NOTE 3 - OTHER CURRENT RECEIVABLES

	December 31,
	2021	2020
	USD in thousands
Governmental institutes	240	150
Prepaid expenses	284	197
Other receivables	136	54
	660	401

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 4 - EQUITY INVESTMENT

Rail Vision Ltd. (“Rail Vision”) was incorporated in Israel on April 18, 2016 and is a development stage company that is focused on train safety, accident prevention and enhanced efficiency in the rail industry.

During 2016, the Company entered into a share purchase agreement to acquire 32% of the share capital of Rail Vision and three types of warrants to purchase ordinary shares of Rail Vision (there were no outstanding warrants to purchase shares of Rail Vision as of December 31, 2021 and December 31, 2020).

The Company’s total investment in Rail Vision amounted to $1,422 and was allocated to warrants investment and investment in the ordinary shares based on the relative fair value, as of the date of investment completion.

From 2016 to 2020, the Company had a significant influence in Rail Vision but did not own a majority equity interest or otherwise a control in it, consequently the Company accounted the investment in Rail Vision using the equity method and is included as an investment in an affiliate company in the consolidated balance sheet.

In 2019, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“KB”), an affiliate of Knorr-Bremse AG (Frankfurt: KBX), a global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, invested $10,000 in Rail Vision, representing a post investment valuation of approximately $47,000, reflecting 21.34% of Rail Vision’s issued and outstanding capital. KB has also been issued warrants to purchase Rail Vision’s ordinary shares. During 2019, 20% of the warrants were exercised by KB and the remaining warrants expired. As of December 31, 2019, KB held 21.19% of Rail Vision’s issued and outstanding ordinary shares.

Following KB’s investment in Rail Vision, and exercise of warrants by KB and third parties during the year ended December 31, 2019, the Company’s holdings in Rail Vision, as of December 31, 2019, decreased to 24.12%. As a result, during 2019 the Company recorded a gain of $1,941 from issuance to third parties in “Equity in net loss (gain) of affiliated company.”

In October 2020, KB invested an additional $10,000 in Rail Vision, in consideration of issuance of preferred A shares of Rail Vision, representing a post-investment valuation of approximately $50,000, reflecting 19.81% of Rail Vision’s issued and outstanding capital (ordinary shares and preferred A shares). As of December 31, 2020, KB held 36.79% of Rail Vision’s issued and outstanding share capital.

As of December 30, 2020, the Company signed an agreement with other investors in Rail Vision, which reduced the Company’s right to nominate only one director (instead of two directors) out of eight directors on Rail Vision’s Board of Directors. Consequently, the Company has lost its significant influence over Rail Vision. The loss of significant influence over Rail Vision does not have a material impact on the Company’s consolidated statements of comprehensive loss. The Company presented the remaining equity interest in Rail Vision as an investment in equity securities without readily determined fair value since that date.

As of December 31, 2021, the Company held 19.31% (2020: 19.34%) of the issued and outstanding capital and 16.86% (2020: 15.83%) on a fully diluted basis of Rail Vision.

A.	The following tables present summarized financial information derived from Rail Vision’s consolidated financial statements, which are prepared on the basis of U.S. GAAP:

Operating data:	Year ended December 31,
	2020	2019
Revenue	--	--
Operating loss	(10,705)	(10,046)
Net loss	(10,707)	(10,032)

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 5 - FIXED ASSETS, NET

	December 31,
	2021	2020
	USD in thousands
Cost:
Computers and software	739	595
Office furniture and equipment	255	216
Leasehold improvements	392	349
	1,386	1,160
Less – accumulated depreciation	883	733
Fixed assets, net	503	427

Depreciation expenses for the years ended December 31, 2021 and December 31, 2020 were $159 and $254, respectively.

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

Pursuant to section 14 of the Israeli Severance Pay Law, 5723-1963, the Company’s employees covered under this section are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with pension companies. Payments in accordance with section 14 of the Israeli Severance Pay Law, 5723-1963 relieve the Company from any future severance payments in respect of those employees.

NOTE 7 - OTHER CURRENT PAYABLES

	December 31,
	2021	2020
	USD in thousands

Employees and related expenses	1,179	719
Accrued expenses	241	428
Other payables	445	60
	1,865	1,207

In 2021, the Company received an award in the total amount of approximately $721 from the EU’s Horizon 2020 Program to aid in funding the Company’s research and development. The award does not bear a royalty payment commitment nor is the award otherwise refundable. We recorded an amount of $340 as grant payables in other payables as of December 31, 2021. $351 was recorded as participation by the EU’s Horizon 2020 grant in research and development expenses during the year ended on December 31, 2021.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 8 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

On January 28, 2019, the Company’s shareholders approved the extension of the research and development services agreement with Magna for software development in the area of ADAS. Subject to the conditions prescribed in the agreement, Magna will provide Foresight Ltd. with research and development services for a 12-months period with an option to extend the agreement for two additional periods. According to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $73) plus VAT. The Company has decided to extend the agreement for two additional subsequent periods. In January 2022 the agreement was extended for additional up-to-three years period (see Note 17.4 below)

B.	Israeli Innovation Authority

Magna obtained grants from the Israeli Innovation Authority (the “IIA”) for participation in research and development programs for the years 2011 through 2013, and, in return, further to the acquisition transaction, the Company is obligated to pay royalties amounting to 3% to 5% of its future sales up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of LIBOR per annum.

Through the years ended December 31, 2021, 2020 and 2019, total grants obtained amounted to $683, $661 and $615, respectively.

The refund of the grants is contingent upon the successful outcome of the Company’s research and development programs and the generation of sales. The Company has no obligation to refund these grants if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the government on a project-by-project basis. If a project fails, the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

NOTE 9 - LEASES

The Company and its subsidiaries, Foresight Ltd and Eye Net, currently has a 3-year lease for its offices with an option to extend the lease for another 3 years. The Company also currently leases several vehicles, each for a term of 3 years. The Company has no finance leases.

Supplemental cash flow information related to operating leases was as follows:

Year Ended December 31, 2021
Cash payments for operating leases	$460
New operating lease assets obtained in exchange for operating lease liabilities	$1,824

As of December 31, 2021, the Company’s operating leases had a weighted average remaining lease term of 2.4 years and a weighted average discount rate of 5%. Future lease payments under operating leases as of December 31, 2021 were as follows:

Operating Leases
2022	$624
2023	593
2024	550
2025	542
2026	542
2027	254
Total future lease payments	3,105
Less imputed interest	(375)
Total lease liability balance	$2,730

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the shareholders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of shares, warrants and options

1.	Private placements

(a)	During 2016, the Company raised $6,835 in gross proceeds through private placements of its Ordinary Shares.

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

(b)	During 2017, the Company raised $11,645 in gross proceeds through private placements of its Ordinary Shares. The Company issued a total of 21,027,690 Ordinary Shares (average of NIS 2.01 per share, approximately average of $0.55 per share), and a total of 19,520,514 Series F warrants and 1,051,665 Series G warrants at an exercise price of $0.80 and $0.95, respectively, to purchase 1 Ordinary Share for every share purchased in the private placement agreements. After deducting closing costs and fees, the Company received net proceeds of approximately $10,745.

(c)	During 2018, the outstanding balance of Series G warrants, consisting of an aggregate of 1,001,665, fully expired. On June 30, 2020, the outstanding balance of Series F warrants, consisting of an aggregate of 18,917,985, fully expired.

(d)	On June 21, 2018 and June 25, 2018, the Company raised $12,351 in gross proceeds through a private placement of its Ordinary Shares with several leading Israeli institutional investors and several private investors. The Company issued a total of 21,963,411 Ordinary Shares, (NIS 2.05 per share, approximately $0.56 per share). In addition, the Company issued Series F-1 warrants to purchase 22,067,679 Ordinary Shares at an exercise price of $0.80 per share, exercisable until the 24-month anniversary of the date of issuance.

After deducting closing costs and fees, the Company received net proceeds of approximately $11,208.

22,067,679 Series F-1 warrants expired on June 30, 2020.

(e)	On January 27, 2019, the Company entered into a development agreement for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd. (“RH”). Pursuant to the agreement, RH purchased 1,233,333 Ordinary Shares for a total consideration of $1,000 at a price per share of NIS 3 (approximately $1.23 per share).

(f)	On May 10, 2020, the Company raised $350 in gross proceeds through a private placement of its ADSs. The Company issued a total of 700,000 ADSs (3,500,000 Ordinary Shares) at $0.50 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $321, net of issuance expenses.

2.	Public Offering and Registered direct offering

On March 19, 2019, the Company raised $6,150 in gross proceeds through a public offering of its ADSs. The Company issued a total of 4,100,000 ADSs (20,500,000 Ordinary Shares) at $1.50 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $5,521, net of issuance expenses.

On April 30, 2020, the Company raised $2,650 in gross proceeds through a registered direct offering of its ADSs. The Company issued a total of 5,300,000 ADSs (26,500,000 Ordinary Shares) at $0.50 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $2,294, net of issuance expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

On May 19, 2020, the Company raised $5,000 in gross proceeds through a registered direct offering of its ADSs. The Company issued a total of 8,333,334 ADSs (41,666,670 Ordinary Shares) at $0.60 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $4,498, net of issuance expenses.

On June 9, 2020, the Company raised $6,400 in gross proceeds through a registered direct offering of its ADSs. The Company issued a total of 6,400,000 ADSs (32,000,000 Ordinary Shares) at $1.00 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $5,816, net of issuance expenses.

On October 2,2020, the Company entered into a sales agreement, pursuant to which the Company was able to sell from time to time, ADSs, in the aggregate amount of up to $8,100 (the “October 2020 Sales Agreement”). Sales under the October 2020 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the October 2020 Sales Agreement, the Company sold, through the sales agent, an aggregate of 4,371,131 ADSs (21,855,655 Ordinary Shares) at an average price of $1.85 per ADS, raising gross proceeds of approximately $8,085. After deducting closing costs and fees, the Company received net proceeds of approximately $7,752 net of issuance expenses

On December 30, 2020, the Company raised $26,000 in gross proceeds through a registered direct offering of its ADSs. The Company issued a total of 6,265,063 ADSs (31,325,315 Ordinary Shares) at $4.15 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $24,026, net of issuance expenses.

On January 22, 2021, the Company entered into a sales agreement, pursuant to which the Company can sell from time to time, ADS’s, in the aggregated amount of up to $60,000 (the “January 2021 Sales Agreement”). Sales under the January 2021 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the January 2021 Sales Agreement, the Company sold, through the sales agent, an aggregate of 1,378,344 ADSs (6,891,720 Ordinary Shares) at an average price of $10.137 per ADS, raising gross proceeds of approximately $13,972. After deducting closing costs and fees, the Company received net proceeds of approximately $13,508, net of issuance expenses.

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

During 2021, the Company granted 220,000 Ordinary Shares to several service providers. The Company recorded in its 2021 statement of comprehensive loss an expense of $153 in respect of such grant included in general and administrative expenses.

(b)	Warrants and options granted to service providers:
The fair value for the warrants granted to service providers was estimated on the measurement date using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 92.87% - 93.41%, risk free interest rates of 0.687%, dividend yields of 0% and a weighted average life of the options of 4.25-4.37 years.

(1)	On April 23, 2018, the Company granted options to service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). The options vested as to one third of the options after one year and balance of the remaining options vest equally over eight quarters until fully vested on March 31, 2021. On March 20, 2019, the Company approved a modification of the outstanding options from an exercise price of NIS 3.78 to an exercise price of NIS 1.95 per share (approximately $0.56 per share).

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

(2)	On July 17, 2019, the Company granted options to service provider to purchase a total of 25,000 Ordinary Shares at an exercise price of NIS 1.95 per share (approximately $0.56 per share at the grant date). The options vest equally over eight quarters until fully vested on March 31, 2021.

(3)

On September 23, 2019, the Company approved a modification of the exercise price of options held by Magna’s employees, previously granted on August 27, 2017, from NIS 3.57 per share to an exercise price of NIS 1.95 (approximately $0.56) per share. On July 16, 2020, the Company extended the exercise period of the outstanding options granted to Magna’s employees for one additional year. As a result, the Company recorded in its 2021,2020 and 2019 statement of comprehensive loss an expense of $2, $16 and $37, respectively.

On July 16, 2020, the Company granted to Magna’s employees additional options to purchase a total of 950,000 Ordinary Shares at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options vest over 12 quarters until fully vested on December 31, 2022. The Company recorded in its 2021 and 2020 statement of comprehensive loss an expense of $51 and $51, respectively, in respect of such grant, included in research and development expenses.

On January 18, 2021, the Company approved an extension to the expiration dates of all the options already granted to Magna’s employees, from three years after each vesting date to seven years starting from the grant date. As a result, the Company recorded in its 2021 statement of comprehensive loss an expense of $68.

(4)	On November 12, 2020, the Company granted options to service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 1.33 (approximately $0.39 per share at the grant date). The options vest equally over eight quarters until fully vested on October 1, 2022.

(5)	On January 18, 2021, the Company granted options to service providers to purchase a total of 400,000 Ordinary Shares at an exercise price of NIS 2.9 (approximately $0.93 per share at the grant date). 300,000 of the options vest equally over twelve quarters until fully vested on January 1, 2024, and for 100,000 options one third of the options vest on January 1, 2022, and the balance vest equally over eight quarters until fully vested on January 1, 2024. the Company recorded in its 2021 statement of comprehensive loss an expense of $91.

(6)	On March 25, 2021, the Company granted options to service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 4.75 (approximately $1.53 per share at the grant date). The options vest equally over twelve quarters until fully vested on January 1, 2024. the Company recorded in its 2021 statement of comprehensive loss an expense of $22.

(7)	On December 30, 2021, the Company granted options to service providers to purchase a total of 400,000 Ordinary Shares at an exercise price of NIS 2.29 (approximately $0.74 per share at the grant date). 200,000 of the options vest equally over twelve quarters until fully vested on January 1, 2025. For 100,000 options one third of the options vest on January 1, 2023, and the balance vest equally over eight quarters until fully vested on January 1, 2025. For the remaining 100,000 options, 50% vest on December 31, 2022, and 50% on December 2023, upon meeting predefined business targets.

4.	Shares and options to employees

(a)	Incentive Plan

In November 2015, the Board of Directors of the Company authorized a share option plan (“2016 Equity Incentive Plan”). The 2016 Equity Incentive Plan provides for the grant of share options to service providers, employees and office holders of the Company. Awards may be granted under the 2016 Equity Incentive Plan until November 2025, when the 2016 Equity Incentive Plan expires.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

According to the 2016 Equity Incentive Plan, the aggregate number of Ordinary Shares that may be granted pursuant to awards will not exceed 15% of the Company’s capital on a fully diluted basis.

(b)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

As of December 31,
	2021	2020

Exercise price	$0.41-$1.81	$0.31-$0.54
Expected volatility	93%-99%	76%-97%
Risk-free interest	0.26%-0.7%	0.08%-0.31%
Expected life of up to (years)	3.88-4.43	1.66-4.24

The following table summarizes the option activity for the year ended December 31, 2021 for options granted to employees, officers and directors:

	As of December 31,
	2021			2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding at beginning of period (c)	24,076,750	$0.47	1.61	12,848,788	$0.63
Granted (d)	3,355,000	$0.91		13,578,000	$0.32
Exercised	(2,707,286)	$0.49		(769,205)	$0.30
Forfeited	(1,863,751)	$1.63		(1,580,833)	$1.32
Outstanding at the end of period	22,860,713	$0.5	4.84	24,076,750	$0.47	1.61
Exercisable at the end of period	14,749,296		4.29	12,642,667		0.87

As of December 31, 2021, there was $1,914 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 1.89 years.

(c)	Options granted during 2019 and 2020

On March 20, 2019, in accordance with the terms of the Company’s 2016 Equity Incentive Plan, the Company’s Board of Directors approved a modification of outstanding options held by officers and employees that had an exercise price of NIS 3.78 per share (approximately $1.05 per share at the grant date) and reduced the exercise price to NIS 1.95 per share (approximately $0.54 per share at the grant date). This resolution was effective from May 6, 2019, after receiving approval from the Israeli Tax Authorities. The Company calculated the fair value of such options immediately before and after the modification. The Company immediately recognized the additional fair value attributable to vested options, approximately $27, as share compensation expenses. The additional fair value resulting from the modification, approximately $54, is being expensed over the remaining vesting period of the modified options.

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

On July 16, 2020, the Company’s shareholders approved, among others, a grant of options to two members of the Company’s Board of Directors, to the Company’s Chief Executive Officer and to the Company’s Vice President of Human Resources to purchase 300,000 each, 4,113,000, and 700,000, respectively, of the Company’s Ordinary Shares at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options vest over 12 quarters until fully vested on December 31, 2022. The Company recorded in its 2020 statement of comprehensive loss an expense of $292, in respect of such grants, included in general and administrative expenses.

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

(d)	Options granted during 2021

On January 18, 2021, the Company approved an extension to the expiration dates, of all the options already granted under the Company’s 2016 Equity Incentive Plan, from three years after each vesting date to seven years starting from the grant date. As a result, the Company recorded in its 2021 statement of comprehensive loss an expense of $815.

During 2021, the Company granted options to purchase 1,480,000 Ordinary Shares to its employees at an exercise price ranging between NIS 1.33 to NIS 2.29 (an average of approximately $0.74 per share at the grant date). The options vest equally over twelve quarters. In addition, the Company granted options to purchase 1,875,000 Ordinary Shares to its employees at an exercise price ranging between NIS 2.29 to NIS 5.93 (an average of approximately $0.91 per share at the grant date). One third of the options vest after one year and the balance of the remaining options vest equally over eight quarters until fully vested.

As a result, the Company recorded in its 2021 statement of comprehensive loss an expense of $313.

(e)	Options granted to Eye-Net’s employees

On August 19, 2020, the Company’s subsidiary, Eye-Net, granted options to purchase 8,700 Ordinary Shares of Eye-Net to its employees at an exercise price of $100 per share. The options vest over 12 quarters until fully vested on June 30, 2023. The Company recorded in its 2021 statement of comprehensive loss an expense of $135, in respect of such grant.

During 2021, the Company’s subsidiary, Eye-Net, granted options to purchase 4,500 Ordinary Shares of Eye-Net to its employees at an exercise price of $100 per share. The options vest over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. In addition, Eye-net granted options to purchase 350 Ordinary Shares of Eye-Net to its employees at an exercise price of $100 per share. The options vest over 11 quarters until fully vested. The Company recorded in its 2021 statement of comprehensive loss an expense of $19, in respect of such grant.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

5.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options granted to employees, directors and service providers was comprised, at each period, as follows:

	Year ended December 31,
	2021	2020	2019
	USD in thousands

Cost of revenues	5	--	--
Research and development	1,161	469	568
Marketing and sales	169	62	214
General and administrative	1,129	631	856
	2,464	1,162	1,638
Less: Share-based compensation expense attributable to non-controlling interests	154	74	--
Share-based compensation expense attributable to Foresight Autonomous Holdings Ltd.	2,310	1,088	1,638

NOTE 11 - RESEARCH AND DEVELOMENT, NET

	Year ended December 31,
	2021	2020	2019
	USD in thousands

Payroll and related expenses	7,556	5,922	5,679
Subcontracted work and consulting	1,751	1,534	3,123
Share-based payments to service provider	118	67	37
Rent and office maintenance	810	671	720
Travel expenses	44	54	236
Other	309	415	492
Less participation in grants	(351)	--	--
Sales of prototypes	(67)	(100)	(77)
	10,170	8,563	10,210

NOTE 12 - MARKETING AND SALES

	Year ended December 31,
	2021	2020	2019
	USD in thousands

Payroll and related expenses	1,273	833	870
Exhibitions, conventions and travel expenses	42	175	172
Consultants	394	178	212
Other	139	82	96
	1,848	1,268	1,350

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 13 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2021	2020	2019
	USD in thousands

Payroll and related expenses	1,748	1,342	1,534
Share-based payments to service providers	268	128	75
Professional services	1,207	926	1,151
Directors’ fees and insurance	494	348	404
Travel expenses	--	14	41
Rent and office maintenance	212	146	195
Other	51	101	69
	3,980	3,005	3,469

NOTE 14 - FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2021	2020	2019
	USD in thousands

Reevaluation of securities, net	10	(85)	--
Reevaluation of other investments	--	--	324
Reevaluation of derivative warrant liabilities			1
Bank interest income	(887)	--	--
Exchange rate differences	(14)	--	(601)
Other	(18)	(94)	(153)
	(909)	(179)	(429)

NOTE 15 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 23% in 2021, 2020 and 2019. Such tax rate changes had no significant impact on the Company’s financial statements.

2.	As of December 31, 2021, the Company generated net operation losses of approximately $51,683, which may be carried forward and offset against taxable income in the future for an indefinite period.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

3.	The Company is still in its development stage and has not yet generated revenues; therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	December 31,
	2021	2020	2019
Deferred tax assets:	USD in thousands

Operating loss carryforward	51,683	37,951	25,077

Deferred taxes due to carryforward losses	11,887	8,729	5,768

Valuation allowance	(11,887)	(8,729)	(5,768)
Net deferred tax asset	--	--	--

4.	The Company has no uncertain tax positions and foreign sources of income.

5.	Foresight Autonomous holdings Ltd. has final tax assessments until and including 2019. Foresight Ltd. has final tax assessments until and including 2017 and Eye-Net does not have final tax assessments.

NOTE 16 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions:

	Year ended December 31,
	2021	2020	2019
	USD in thousands

Subcontracted work and consulting	823	672	722
Share-based payments to service provider	118	67	37
	941	739	759

B.	Balances:

	As of December 31,
	2021	2020
	USD in thousands

Other accounts payable	75	70
	75	70

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 17 – SUBSEQUENT EVENTS

1.	On January 5, 2022, the Company announced the establishment of Foresight Changzhou Automotive Ltd., (“Foresight Changzhou”), a wholly owned subsidiary, in Jiangsu Province, China. The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park (CIP), a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market. With the support of CIP’s facilities and its dedicated staff, Foresight Changzhou will receive a package of incentives and grants from the Jiangsu Province’s government to aid in overcoming barriers and achieving success in China. foresight Changzhou will hire local engineers and high-quality staff, who will be based in CIP.

2.	On January 11, 2022, the Company granted 125,000 Ordinary Shares to a service provider.

3.	On January 18, 2022, the company entered into a future equity agreement with Rail Vision, according to which the Company granted a loan (“the Loan”) in the amount of $286 to Rail Vision. The Loan will be converted automatically to a number of Rail Vision’s ordinary shares equal to the Loan amount divided by the price of equity securities of Rail Vision’s sold in its initial public offering.

4.	On January 30, 2022, at the Company’s extraordinary shareholders meeting, the shareholders approved the extension of the research and development services agreement with Magna (see Note 8A). Subject to the conditions prescribed in the agreement, Magna will continue to provide Foresight Ltd. with research and development services for a 12-month period with an option to extend the agreement for two additional periods. According to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235 (approximately $73).

Rail Vision Ltd.

Financial Statements

As of December 31, 2020

Rail Vision Ltd.

Financial Statements

As of December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RAIL VISION LTD.

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2020 and 2019 and the related statements of comprehensive loss, change in convertible preferred shares and shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s lack of sufficient revenues and substantial operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of’ these uncertainties.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

January 10, 2022, except for the Notes 2C, 14G, 14H and 14I, as to which the date is February 17, 2022

We have served as the Company’s auditor since 2016.

Rail Vision Ltd.

Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2019	2020

ASSETS

Current assets
Cash and cash equivalents		$9,120	$6,749
Restricted cash		180	194
Deferred expenses	7D (1)	331	196
Other current assets	3	189	173
Total current assets		9,820	7,312

Operating lease - right of use asset	13	1,521	1,217
Deferred expenses	7D (1)	196	-
Fixed assets, net	4	511	443
		2,228	1,660

TOTAL ASSETS		12,048	8,972

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		137	51
Current operating lease liability	13	295	485
Other accounts payable	5	681	1,654
Total current liabilities		1,113	2,190

Non-current operating lease liability	13	1,270	910

TOTAL LIABILITIES		2,383	3,100
Temporary equity
Preferred A shares, NIS 0.01 par value; Authorized 100,000 shares; Issued and outstanding: 51,282 shares as of December 31, 2020; Aggregate liquidation preference of $5,000 as of December 31, 2020	7	-	4,965

Shareholders’ equity
Ordinary shares, NIS 0.01 par value; Authorized 99,900,000 shares; Issued and outstanding: 9,136,600 shares	8	25	25
Additional paid in capital	8	33,052	35,001
Accumulated deficit		(23,412)	(34,119)
Total shareholders’ equity		9,665	907

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY		12,048	8,972

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2019	2020

Research and development expenses, net	9	$7,156	$7,205

General and administrative expenses	10	2,890	3,500

Operating loss		10,046	10,705

Financial expenses (income), net		(14)	2

Net loss		10,032	10,707

Basic and diluted loss per ordinary share		$(1.25)	$(1.17)

Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share		8,038,140	9,136,600

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Convertible Preferred Shares and Changes in Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

BALANCE AS OF DECEMBER 31, 2018	—	—	6,137,340	17	18,290	(13,380)	4,927

CHANGES DURING 2019:
Issuance of ordinary shares and warrants	—	—	1,803,296	5	9,936	—	9,941
Issuance of ordinary shares from exercise of warrants	—	—	1,195,964	3	3,469	—	3,472
Share-based payment	—	—	—	—	1,357	—	1,357
Loss for the year	—	—	—	—	—	(10,032)	(10,032)

BALANCE AS OF DECEMBER 31, 2019	—	—	9,136,600	25	33,052	(23,412)	9,665

CHANGES DURING 2020:
Issuance of preferred A shares	51,282	4,965	—	—	—	—	—
Share-based payment	—	—	—	—	1,949	—	1,949
Loss for the year	—	—	—	—	—	(10,707)	(10,707)

BALANCE AS OF DECEMBER 31, 2020	51,282	4,965	9,136,600	25	35,001	(34,119)	907

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2020

Cash flows from operating activities
Loss for the year	$(10,032)	$(10,707)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	183	190
Share-based payment	1,357	2,281
Change in operating lease liability	122	134

Changes in operating assets and liabilities:

Decrease (increase) in other current assets	(6)	15
Increase (decrease) in trade accounts payable	36	(86)
Increase in other accounts payable	136	973

Net cash used in operating activities	(8,204)	(7,200)

Cash flows from investing activities
Purchase of fixed assets	(152)	(122)

Net cash used in investing activities	(152)	(122)

Cash flows from financing activities:
Issuance of preferred A shares, net of issuance expenses	—	4,965
Issuance of ordinary shares and warrants, net of issuance expenses	9,941	—
Proceeds from exercise of warrants, net of issuance expenses	3,472	—

Net cash provided by financing activities	13,413	4,965

Increase in cash, cash equivalents and restricted cash	5,057	(2,357)
Cash, cash equivalents and restricted cash at the beginning of the period	4,243	9,300

Cash, cash equivalents and restricted cash at the end of the period	9,300	6,943

	Year ended December 31,
	2019	2020
Non Cash Activities:
Increase in Deferred expenses against additional paid in capital (see note 6A)	303	—
Obtaining a right of use asset in exchange for a lease liability	1,768	35

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

A.	Rail Vision Ltd. (the “Company”) was incorporated on April 18, 2016 in Israel. The Company is a development-stage technology company that is are engaged in the design, development and assembly of railway detection systems designed to solve the challenges in railway operational safety, efficiency and predictive maintenance. The Company’s railway detection systems include different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive.

The Company’s activities are subject to significant risks and uncertainties, has incurred significant losses since the date of its inception, and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

B.	GOING CONCERN:

To date, the Company has not generated sufficient revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current cash and cash equivalents and through additional raises of capital.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

C.	Impact of COVID-19 Pandemic:

With the ongoing COVID-19 global pandemic, the Company has implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on its employees and its business. Given the global impact and the other risks and uncertainties associated with the pandemic, the Company’s business, financial condition and results of operations could be materially adversely affected. The Company continues to closely monitor the COVID-19 pandemic and evolve its business continuity plans, its development plans and response strategy to mitigate any potential impact. As of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

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

C.

Issuance of bonus shares:

On February 13, 2022, the Company effected a bonus shares issuances under Israeli law to reflect the effect of 44-for-1forward share split of the Company’s ordinary shares. Accordingly, (i) for each one share of outstanding ordinary shares, 43 additional ordinary shares were issued and distributed to the holder thereof; (ii) the number of shares of ordinary shares issuable upon the exercise of each outstanding convertible preferred shares, warrant and option was proportionately increased by 43 additional ordinary shares; (iii) the exercise price of each outstanding option to purchase ordinary shares was proportionately adjusted; (iv) the authorized number of ordinary shares was increased in order to reflect such issuance of bonus shares; and (v) the par value of ordinary shares was not adjusted as result of this issuance of bonus shares. All the share numbers, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the issuance of the bonus shares.

D.	Financial statement in U.S. dollars:

The functional currency of the Company is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars.

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of comprehensive loss as financial income or expenses, as appropriate.

E.	Cash and cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired and that are readily convertible to known amounts of cash and subject to an insignificant risk. Restricted cash consists of deposits pledged to a bank that provided guarantee in connection with an operating lease.

F.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, restricted cash, trade accounts payable, accrued expenses and employees and related expenses, which are recorded in other accounts payable, approximate their fair value due to the short-term maturity of these instruments.

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

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Office furniture and equipment	7-15
Computer software and electronic equipment	33
Laboratory equipment	7-15
Leasehold improvements	Over the shorter of the lease term (including the option) or useful life

H.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2019 and 2020, no impairment losses were recognized.

I.	Accrued post-employment benefit:

Under Israeli employment laws, employees of the Company are covered under Section 14 of the Severance Compensation Act, 1963 (“Section 14”) for a portion of their salaries. According to Section 14, these employees are entitled to receive monthly deposits (payments) made by the Company on their behalf with insurance companies.

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

J.	Revenue recognition:

The Company applies ASC 606 “Revenue from contracts with customers” (“ASC 606”). Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when or as performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. The Company then allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Revenue recognition (Cont.):

Revenues from product sales are recognized upon the transfer of control, which is generally upon shipment or delivery.

Deferred revenue represents amounts received by the Company for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met.

The current portion of deferred revenue represents the amount to be recognized within one year from the balance sheet date based on the estimated performance period of the underlying performance obligation. As of December 31, 2020, the Company’s deferred revenue balance is $634 (no balance as of December 31, 2019). See Note 5 below.

K.	Share-based payment:

The Company applies ASC 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including share options granted under the Company’s incentive share option plan based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the share-based payment award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of comprehensive loss.

In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for non-employee share-based payment transactions by aligning the measurement and classification guidance, with certain exceptions, to that for share-based payment awards to employees. The amendments expand the scope of the accounting standard for share-based payment awards to include share-based payment awards granted to non-employees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance related to equity-based payments to non-employees. The Company elected to early adopt these amendments on January 1, 2019.

Prior to the adoption, the Company accounted for stock options issued to non-employees under ASC 505-50, “Equity: Equity-Based Payments to Non-Employees,” which required the fair value of such non-employee awards to be re-measured at each quarter-end over the vesting period. After the adoption of ASU 2018-07, the accounting guidance is consistent with accounting for employee share-based payment.

The Company estimates the fair value of share options granted as share-based payment awards using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility is estimated based on volatility of similar companies in the technology sector. The expected option term is calculated for options granted to employees and directors using the “simplified” method, and grants to non-employees are based on the contractual term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The risk-free interest rate is based on the yield from Israel Treasury zero-coupon bonds with an equivalent term. Changes in the determination of each of the inputs can affect the fair value of the share options granted and the results of operations of the Company.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Leases:

On January 1, 2019, the Company early adopted ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements as of such date. The Company leases office space and vehicles under operating leases.

Operating leases are included in operating lease right of use (“ROU”) assets and operating lease liabilities in the Company’s balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term.  Because rate implicit in the Company’s leases are not readily determinable, the Company’s incremental borrowing rate is used in determining the present value of lease payments. The operating lease ROU asset excludes lease incentives. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. Operating lease expense for is recognized on a straight-line basis over the lease term, variable payments are expensed in the periods incurred.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from leases with initial terms of 12 months or less. Instead, the Company continue to record such lease expenses on a straight-line basis over the lease term in the statements of comprehensive loss.

M.	Research and development expenses, net:

Research and development expenses, net, are charged to the statements of comprehensive loss as incurred.

N.	Basic and diluted net loss per ordinary share:

Basic loss per ordinary share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding plus the number of additional ordinary shares that would have been outstanding if all potentially dilutive ordinary shares had been issued, using the treasury stock method. Potentially dilutive ordinary shares were excluded from the diluted loss per share calculation because they were anti-dilutive.

O.	Recent Accounting Standards

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016 -13, “Financial Instruments—Credit Losses,” requiring measurement and recognition of expected credit losses on certain types of financial instruments. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company does not expect ASU 2019-12 to have a material effect on the Company’s current balance sheet, statement of comprehensive income or financial statement disclosures.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 3 - OTHER CURRENT ASSETS

Composition:

	December 31,
	2019	2020

Government institutions	$180	$128
Prepaid expenses	—	9
Other	9	36
	189	173

NOTE 4 - FIXED ASSETS, NET

	December 31,
	2019	2020
Cost:
Computers and software	$475	$565
Laboratory equipment	174	181
Furniture and office equipment	111	114
Leasehold improvement	132	134
	892	994
Accumulated depreciation:

Computers and software	$325	$456
Laboratory equipment	15	34
Furniture and office equipment	21	28
Leasehold improvement	20	33
	381	551

Carrying amount	511	443

Depreciation expenses for the years ended December 31, 2020, and 2019 were $190 and $183, respectively.

NOTE 5 - OTHER ACCOUNTS PAYABLE

	December 31,
	2019	2020

Employees and related expenses	$569	$713
Accrued expenses	112	307
Deferred revenues (*)	—	634
	681	1,654

(*)	See also Notes 6C and 6D below.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Collaboration Agreement with Israel Railways Ltd. (“Israel Railways”):

In August 2016, the Company and Israel Railways entered into an agreement for cooperation between the parties, which was further amended on January 19, 2020 (“the Railway Agreement”). Under the Railway Agreement, the Company undertook to fulfill certain functions for the development, marketing, distribution and sale of the systems, and Israel Railways undertook to provide the Company with services and the means to perform tests and experiments, mainly in the form of logistics and manpower, and to provide the Company with information on certain data that will be provided at the discretion of Israel Railways.

Pursuant to the Railway Agreement, the Company agreed to pay Israel Railways the following:

-	During the period from August 3, 2016 until the earliest of (a) a period of 5 years from the date of the first commercial sale or (b) the date of an Initial Public Officering (“IPO”) or (c) a change of control (as defined in the Railway Agreement), Israel Railways will be entitled to a payment of royalties in the amount of 2.75% of the Company’s net sales.

-	During the period from August 3, 2016 until the earliest of: (a) the date of an IPO, (b) a change of control (as defined in the Railways Agreement) Israel Railways will be entitled to a payment of a total of 1.5% of the total proceeds from an IPO or consideration, received by the Company or its shareholders, as a result of change of control (as defined in the Railway Agreement).

As of December 31, 2019, and 2020, the Company has no liability in respect of such royalties.

The Railway Agreement further provides that Israel Railways will be entitled to purchase the Company’s products and services at a price equal to half the lowest price charged by the Company for those products and services to an unrelated third party.

In addition, as part of the Railway Agreement and in consideration for services provided to the Company by Israel Railways, the Company granted Israel Railways an option to purchase 195,448 of the Company’s ordinary shares at their par value which was initially exercisable upon the earlier of an IPO or a change of control (as defined in the Railway Agreement), (see note 8D(1)). Subsequent to December 31, 2020, on July 1, 2021, the Railway Agreement was amended regarding the period of exercise of the option, see Note 14C.

The Railway Agreement may be terminated by either party, with 60 days’ prior written notice. Also, in the event of a change of control in the Company, Israel Railways may terminate the Railway Agreement with 30 days’ prior written notice.

B.	Service Agreement with a Consultant:

In December 2020, the Company entered into a service agreement with a consultant (the “Consultant”) according to which the Consultant will lead, control and consult the Company’s management in its negotiations with Israel Railways relating the Homologation Process (as defined below) and the commercial sales the Company’s systems to Israel Railways.

The “Homologation Process” shall include defining and receiving all the required written licenses, consents and approvals, both in Israel and abroad, for installing the Company’s systems on Israel Railways locomotives for operational use.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

B.	Service Agreement with a Consultant (Cont.):

If a written consent from the authorized representatives of the Israel Railway to enter into an Homologation Process with the Company and subject to its successful completion, to enter into negotiation regarding the purchase of the Company’s systems by Israel Railway (the “Triggering Event”) was received by the Company, then:

-	Subject to satisfactory completion of the Homologation Process no later than 12 months as of the Triggering Event, the Company shall pay the Contractor a onetime bonus payment of NIS 150,000, plus VAT (approximately $47).

-	Subject to satisfactory completion of commercial sales of the Company’s systems, no later than 18 months as of the Triggering Event, the Company shall pay the Contractor a onetime bonus payment of NIS 350,000, plus VAT (approximately $109).

In addition, following the Triggering Event, the Company agreed to grant options to the Consultant for the purchase of 25,080 of the Company’s ordinary shares at an exercise price of $6.14 per share. The Consultant will be eligible to exercise the options upon completion of both the Homologation Process and the sale process for a period of 24 months from the date of their grant. As of December 31, 2020, the Triggering Event has not yet occurred (regarding the occurrence of the Triggering Event subsequent to December 31, 2020 see also Note 14F). In return for his services, in addition to the bonus, the Company agreed to pay the Consultant a monthly remuneration in the amount of approximately $3, plus VAT.

The service agreement is in effect from November 1, 2020, until the completion of the services determined in the agreement, as detailed above. Either party may terminate the agreement with 30 days’ notice. On July 29, 2021, the Company sent a termination notice to the Consultant.

C.	Memorandum of Understanding between the Company and Knorr-Bremse:

On September 17, 2020, a non-binding Memorandum of Understanding was signed between the Company and Knorr-Bremse (the “Memorandum of Understanding”) regarding cooperation between the parties with respect to Light Rail Vehicle(“LRV”) systems.

In the Memorandum of Understanding, the Company undertook to make further adjustments and/or development to its LRV system, if required by Knorr-Bremse and agreed by the Company. Knorr-Bremse undertook to indemnify the Company for any costs of such adjustments and developments, subject to prior approval by Knorr-Bremse.

In the Memorandum of Understanding, it was agreed that the parties will negotiate a detailed cooperation agreement in good faith, in which they will determine, among other things, the terms of sale of the LRV systems by the Company to Knorr-Bremse.

The Memorandum of Understanding will be in effect from the date of its signing until the earliest of: (a) the signing of a binding cooperation agreement between the parties which will replace the Memorandum of Understanding; (b) a notice by one of the parties that it is interested in terminating the Memorandum of Understanding and the negotiations between the parties on the cooperation agreement; or (c) 12 months from the date of signing the Memorandum of Understanding. Accordingly, the Memorandum of Understanding has expired in September 2021. Following the signing of the Memorandum of Understanding, in December 2020, Knorr-Bremse placed a purchase order to the Company for developing two prototypes of the LRV system according to specifications required by Knorr-Bremse. In return for the development of the two prototypes, Knorr-Bremse is expected to pay the Company a total of approximately EUR 397 thousand (approximately $476). During December 2020, Knorr-Bremse paid to the Company in advance according to the terms of the purchase order, EUR 320 thousand (approximately $382). As of December 31, 2020, deferred revenues are recorded in other accounts payable (see Note 5). During July 2021, the Company delivered one of the LRV system prototype to Knorr-Bremse.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

D.	Framework agreement with Knorr-Bremse Rail Systems Schweiz AG (“KBCH”):

In August 2020, the Company entered into a framework agreement (the “Framework Agreement”) with KBCH (a subsidiary of Knorr-Bremse operating in Switzerland) regarding the supply of a prototype of the Company’s shunting yard system to SBB Cargo (“SBBC”), a freight train company in Switzerland.

Under the Framework Agreement, the Company provided KBCH with one prototype of the shunting yard system which has been installed on a shunting locomotive in the SBBC shunting yard, for the purpose of examining the operational performance of the shunting yard system (the “Operational Function Test”). The Company undertook to include in the prototype certain features as required by SBBC and to be responsible for the prototype’s function, for a period of one year following its installation.

The prototype was supplied by the Company in October 2020 and installed in an SBBC operating locomotive. According to the Framework Agreement, at the end of three months from the beginning of the Operational Function Test, which has begun in the second quarter of 2021, and after receiving appropriate regulatory approvals, representatives of the three parties will meet to evaluate test results and shunting yard system performance.

In consideration for the prototype provided for the Operational Function Test, KBCH paid the Company the amount of approximately EUR 244 thousand (approximately $292). In addition, in order to support the Operational Function Test procedure, the Company undertook to provide various professionals, as needed, in exchange for payment at the maximum rates and amounts determined in the Framework Agreement. In addition, the Framework Agreement determines a division between the Company and KBCH regarding additional support actions for SBBC, as needed, in the Operational Function Test process. The above transaction price has not yet been recognized in the Company’s statements of comprehensive loss and were recorded as of December 31, 2020 as deferred revenues in other accounts payable (less specific costs attributed to the above project) in the amount of approximately $218 thousand. On May 2021, KBCH paid the Company a total of approximately EUR 110 thousand (approximately $132) for the Company’s services to support the installation and operation of the shunting yard system, and participation in part of the overall licensing process.

Under the Framework Agreement, SBBC may order from the Company, through KBCH, 30 shunting yard systems, subject to the fulfillment of the conditions determined in the Framework Agreement.

The period of the Framework Agreement is from the date of its signing until the end of ten years from the successful installation of 30 shunting yard systems in SBBC facilities. Either party will be entitled to terminate the Framework Agreement immediately in the event of cancellation of the agreement between KBCH and SBBC for any reason or if the order of the 30 shunting yard systems is not executed.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - CONVERTIBLE PREFERRED SHARES

Issuance of Preferred A Shares

On October 13, 2020, the Company and Knorr-Bremse entered into an investment agreement under which the Company issued 51,282 Preferred A shares (convertible into 2,256,408 ordinary shares) to Knorr-Bremse, in exchange for a total investment of $10,000. The Company received $5,000 (gross) on October 13, 2020 and $5,000 (gross) on April 13, 2021. As of December 31, 2020, the net proceeds, after deducting closing costs and fees, amounted to $4,965.

Following the above investment, Knorr-Bremse holds approximately 36.8% of the Company’s issued and paid-up share capital.

In addition, the Company was given, under the investment agreement, an option to demand Knorr-Bremse to invest an additional amount of $ 5,000 (which would have raised the total investment in Preferred A shares to $15,000 (gross)) at the same price per share (the “Call Option”), provided the existence of circumstances as detailed in the investment agreement. The Call Option was accounted as a derivative and valued at zero. See also Note 14G.

Preferred A shares are entitled to all the rights of the Company’s ordinary shares and additional rights as follows:

(1)	Liquidation preference: Holders of Preferred A shares are entitled to priority, in respect of their Preferred A shares, in the distribution of the proceeds of a liquidation or deemed liquidation event over the Company’s ordinary shareholders. The priority of Preferred A shareholders is in the amount of the return on their investment (the “Priority Amount”). The priority in the distribution to holders of Preferred A shares is on a non-participating liquidation preference basis, such that holders of Preferred A shares receive the priority amount in distribution or the amount of in the distribution on a pro rata basis (an ordinary distribution without priority in the distribution), whichever is higher.

(2)	Listing rights: Holders of Preferred A shares are entitled under a shareholders’ rights agreement to certain listing rights in the event of an issue in which not all the Company’s ordinary shares are listed for trading and/or in the case of a combination of a sale offer on the listing date.

Holders of Preferred A shares are entitled, at their option, to convert the Preferred A shares at any time into the Company’s ordinary shares at a 1:44 ratio (after adjustment for the issue of bonus shares as detailed in Note 2C above). In addition, prior to the listing of the Company’s ordinary shares as part of an IPO, all Preferred A shares will be immediately converted into the Company’s ordinary shares in a 1:44 ratio (after adjustment for the issue of bonus shares as detailed in Note 2C above), and, accordingly, all rights stated are revoked upon their conversion into the Company’s ordinary shares.

As of December 31, 2020, the Company did not adjust the carrying values of the Preferred A shares to the deemed liquidation values of such shares since a liquidation event was not probable of occurring.

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

B.	Issuance of ordinary shares and warrants:

(1)	In August and November 2016, the Company raised gross proceeds of $2,000 (gross) through private placements of its ordinary shares. The Company issued an aggregate of 1,465,992 ordinary shares at a price of $1.36 per share and warrants to purchase 3,135,572 ordinary shares. The warrants consist of: (i) Series A Warrants to purchase 1,465,992 ordinary shares exercisable within 18 months, at an exercise price per share of $4.3, (ii) Series B Warrants to purchase 1,465,992 ordinary shares exercisable within 30 months, at an exercise price per share of $6.14, and (iii) Series C Warrants to purchase 203,588 ordinary shares exercisable within 24 months, at an exercise price per share of $4.91. The net proceeds, after deducting closing costs and fees, amounted to $1,960.

From January 10, 2018 through May 2, 2018, Series A Warrants were exercised into 990,088 ordinary shares at an exercise price per share of $4.3 for an aggregate of $4,255 (gross), Series A Warrants to purchase 12,848 ordinary shares expired on May 2, 2018 and with respect to the remaining Series A Warrants to purchase 463,056 ordinary shares that were not exercised, the Company agreed with the holder of those warrants to extend the expiration date until August 3, 2018.

On July 11, 2018, the remaining Series A Warrants to purchase 463,056 ordinary shares for an aggregate of $1,990 (gross) were exercised.

During November 2018, Series C Warrants were exercised into 185,856 ordinary shares at an exercise price per share of $4.91 for an aggregate of $913 (gross) and the remaining Series C Warrants to purchase 17,732 ordinary shares expired on November 2, 2018.

(2)	In September and October 2017, the Company raised gross proceeds $5,843 through private placements of its ordinary shares. The Company issued an aggregate of 951,676 ordinary shares at a price of $6.14 per share and warrants to purchase 951,676 ordinary shares (consisting of Series D Warrants to purchase 278,916 ordinary shares at an exercise price per share of $6.46 and Series E Warrants to purchase 672,760 ordinary shares at an exercise price per share of $5.81). The warrants were exercisable within 18 months from issuance. The net proceeds, after deducting closing costs and fees, amounted to $5,280. In addition, after deducting the fair value of ordinary shares issued to a finder, which related compensation costs were recorded in equity, the increase of the Company’s equity amounted to approximately $5,192 (see Note 8D(3)).

The ordinary share issuance from September and October 2017 and the related warrants are subject to adjustments in the event of the exercise of Series A, B and C Warrants (see Note 7B(3)), in which case an applicable number of ordinary shares will be issued to purchasers of the ordinary shares from September and October 2017 to retroactively adjust their effective purchase price to align with the purchase price at which such new securities are issued and the exercise price of Series D Warrants and Series E Warrants will be reduced accordingly.

Corresponding to the Series A and C Warrants exercise (see Note 8B(2)), 97,548 ordinary shares were issued and the exercise price of Series D Warrants and Series E Warrants was adjusted to $6.21 and $5.66, respectively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(3)	From February through May 2018, the Company raised gross proceeds of $2,700 (gross) through private placements of its ordinary shares. The Company issued an aggregate of 184,844 ordinary shares at $14.6 per share. The net proceeds, after deducting closing costs and fees, amounted to $2,511.

The private placement in February through May 2018 included anti-dilution protection, such that in the event that within a period of 15 months as of the closing date of the share purchase agreement, the Company will issue new securities, or upon an exit event as defined in the share purchase agreement, an applicable number of ordinary shares will be issued to the purchasers of the ordinary shares to retroactively adjust their effective purchase price to equal a 30% discount of the purchase price of such new securities, or the price per share underlying such exit event, as applicable, provided that in no event shall the adjusted price per share exceed the original price per share. In the event an exit event or an issuance of new securities is not consummated during a period of 15 months as of the closing date, an applicable number of ordinary shares will be issued to the purchasers of the ordinary shares to retroactively adjust their effective price per share to $10.43.

The investment transaction detailed in Note 8B(5) below, subsequently triggered the anti-dilution rights detailed above and accordingly an additional 510,752 ordinary shares were issued to the purchasers in February through May 2018.

(4)	On March 19, 2019, the Company and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Knorr-Bremse” or “KB”) entered into an agreement whereby KB invested $9,941 (after deducting closing costs and fees) in the Company in consideration of an issuance of an aggregate number of 1,803,296 ordinary shares of the Company at a price per share equal to $5.54.

According to the agreement, the consideration for the investment was transferred to the Company in two installments: $5,000 at closing and an additional $5,000 in September 2019.

KB were also issued warrants to purchase up to 655,732 of the Company’s ordinary shares at an exercise price per share of $5.54 (the “KB Warrants”). The KB Warrants shall become exercisable (i) only upon an exercise of warrants of the respective class (i.e. Series B Warrants, Series D Warrants and Series E Warrants, as the case may be), and (ii) only for the number of additional ordinary shares in accordance with the formula of approximately 20% of the number of issued ordinary shares originating from the exercised KB Warrants of the respective class, all as specified in the agreement. As of December 31, 2019, all of the KB Warrants have been exercised (see also Note 8B(6) - (8) below) or expired.

(5)	During March 2019, Series D Warrants to purchase 81,884 of the Company’s ordinary shares were exercised for an aggregate of $470 (gross) and Series D Warrants to purchase 214,500 ordinary shares expired on March 19, 2019.

(6)	During April 2019, Series E Warrants to purchase 303,512 of the Company’s ordinary shares were exercised for an aggregate of $1,711 (gross) and Series E Warrants to purchase 434,016 ordinary shares expired on April 6, 2019.

(7)	During May 2019, Series B Warrants to purchase 234,608 of the Company’s ordinary shares were exercised for an aggregate of $1,411 (gross) and Series B Warrants to purchase 1,281,456 ordinary shares expired on May 1, 2019.

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

According to the 2017 Plan, the aggregate number of ordinary shares that may be issued pursuant to awards will not exceed 2,332,352 ordinary shares.

D.	Shares and options to service providers:

The fair value for the options to service providers was estimated on their measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 70%, risk free interest rates of 1.4%, dividend yields of 0% and a weighted average life of the options of up to 5 years.

(1)	As part of the Railway Agreement, from August 3, 2016 to the amendment date on January 19, 2020, the Company issued options to purchase up to 195,448 ordinary shares of the Company, with an exercise price of NIS 0.01 (approximately $0.003) per share. The options were exercisable on each issuance date and recorded as deferred expenses which are amortized over 5 years beginning August 2016. In respect of such option issuance, amounts of $305 and $331 were recorded in the Company’s statements of comprehensive loss for the years ended December 31, 2019 and 2020, respectively, included in research and development expenses. See also Note 6A above.

(2)	On January 4, 2018, the Company granted to three consulting service providers options to purchase 98,120 ordinary shares at an exercise price of $6.14 per share. One third of the options vested upon the first year anniversary and the remainder of the options vested in eight quarterly tranches over a period of two years. For the years ended December 31, 2019 and 2020, the Company recorded an expense of $99, for each year, in respect of such grant included in general and administrative expenses.

(3)	Regarding the Company’s obligation to grant options to a consultant in connection with the Company’s arrangement with Israel Railways, see Note 6B above.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees

(1)	The fair value of options was estimated using the Black-Scholes option pricing model, which was based on the following assumptions: weighted average volatility of 70%, risk free interest rates of 0.8%-1.03%, dividend yields of 0% and expected life of the options of up to 6 years.

(2)	The following table summarizes the option activity for options to employees, officers and directors:

	For the year ended December 31,
	2019			2020
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Amount of options	Weighted average exercise price	Weighted average remaining contractual life
		$			$
Outstanding at beginning of period	681,912	6.14	5.75-6.0	706,728	6.14	4.75-5
Granted	132,044	6.14	5.0	1,502,248	6.14	5.33-7.87
Exercised	—			—	—
Forfeited	(107,228)	6.4		(569,184)	6.14

Outstanding at end of period	706,728	6.14	4.75-5.0	1,639,792	6.14	4.75-7.87
Exercisable at end of period	181,984	6.14	4.75-5.0	595,980	6.14	4.75-7.87

(3) Options granted:

a)	On January 4, 2018, the Company granted options to purchase 452,496 ordinary shares to its employees and directors at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years. One third of the options vested upon the first-year anniversary of the grant date and the remainder of the options vested in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2019 and 2020, the Company recorded an expense of $469 and $409, respectively, in respect for such grant.

b)	On June 24, 2018, the Company granted options to purchase 196,504 ordinary shares to its employees and directors at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One third of the options vested upon the first-year anniversary and the reminder vested in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2019 and 2020, the Company recorded an expense of $368 and $303, respectively, in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees (Cont.)

c)	On January 22, 2020, the Company granted options to purchase 671,308 ordinary shares to its employees at an exercise price of $6.14 per share (of which options to purchase 74,580 ordinary shares were to the Company’s former CEO that were forfeited at the end of his employment in December 2020). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 18, 2020 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the year ended December 31, 2020, the Company recorded an expense of $812 in respect for such grant.

d)	In October 2020, the Company granted options to purchase ordinary shares to its Chairman of the Board, its current CEO (which served as VP Research and Development before his appointment as CEO) and its former CEO as follow:

The Chairman’s options to purchase 556,820 ordinary shares are exercisable at an exercise price of $6.14 per share. The options vest as follows: (1) options to purchase 139,216 ordinary shares vested in one tranche at the end of 12 months from October 13, 2020; and (2) options to purchase 278,388 ordinary shares will vest in the event that the Company generate a cumulative order backlog (as defined in the option agreement) in the amount of not less than $7,000 by the end of 18 months from October 13, 2020; (3) options to purchase 139,216 ordinary shares will vest in the event that the Company reaches a cumulative order backlog of $15,000 by the end of 24 months from October 13, 2020 (including the first cumulative order backlog); and all subject to him serving as the Active Chairman of the Company’s Board of Directors at the time of vesting.

The Company’s current CEO options to purchase 61,600 ordinary shares at an exercise price of $6.14 per share vest as follows: (1) options to purchase 30,800 ordinary shares will vest on the condition that the Company reaches, no later than October 12, 2022 a cumulative order backlog (as defined above) in an amount not less than $10,000; and (2) options to purchase the remaining 30,800 ordinary shares will vest on the condition that the Company reaches, no later than October 12, 2024 a cumulative order backlog (as defined above) in an amount not less than $20,000 (including the first cumulative order backlog); and all subject to him serving in his position at the time of vesting.

The Company’s former CEO options to purchase 2,380 ordinary shares were forfeited at the end of his employment in December 2020.

For the year ended December 31, 2020, the Company recorded an expense of $211 in respect for such grant.

e)	On November 3, 2020, the Company granted options to purchase 107,800 ordinary shares to its employees at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on November 3, 2021 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter.

For the year ended December 31, 2020, the Company recorded an expense of $14 in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

F.	Share Based Payment Expense:

The total share-based payment expense related to options granted to employees and service providers comprised, at each period, as follows:

	Year ended December 31,
	2019	2020

Research and development	$690	$1,119
General and administrative	667	1,162
Total share-based payment expense	1,357	2,281

NOTE 9 - RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2019	2020

Payroll and related expenses	$4,953	$5,065
Share-based payment	690	1,119
R&D consumables	635	390
Rent and office maintenance	377	359
Depreciation	166	123
Subcontracted work and consulting	194	82
Travel and other expenses	141	67
	7,156	7,205

NOTE 10 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2019	2020

Payroll and related expenses	$1,219	$1,563
Share-based payment	667	1,162
Professional services	736	555
Travel expenses	112	26
Rent and office maintenance	126	120
Depreciation	17	67
Marketing	13	7
	2,890	3,500

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	The Israeli corporate tax rate was 23% in 2020 and 2019.

2.	As of December 31, 2020, the Company generated net operating losses of approximately $26,120, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to cover the entire balance of the deferred tax assets.

	December 31,
	2019	2020
Deferred tax assets:
Deferred taxes due to carryforward losses	$5,380	$6,008

Valuation allowance	(5,380)	(6,008)
Net deferred tax asset	—	—

4.	The Company has no uncertain tax positions and foreign sources of income.

5.	Regarding income tax assessment received by the Company subsequent to the balance sheet date, see Note 14E. below.

NOTE 12 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

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

A.	Transactions:

	Year ended December 31,
	2019	2020

Severance payment to former Company CEO (2)	—	$234

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 12 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

B.	Balances:

	December 31,
	2019	2020

Deferred revenues (1)	—	$632

Severance expenses to former Company CEO (2)	—	$234

(1)	See Notes 6C and 6D above.

(2)	During December 2020, the Company’s former CEO was terminated. According to his employment agreement, the Company paid severance compensation in the amount of $234 on January 2021

NOTE 13 – LEASES

As of December 31, 2020, the Company leases office space, which has remaining terms of approximately 3.67 years (which include options to extend the lease for additional 3 years) and a discount rate of 5%. The period which is subject to an option to extend the lease is included in the lease term as it is reasonably certain that the option will be exercised. The Company has no finance leases.

The components of lease expenses recorded in the statements of comprehensive loss were as follows:

	Year ended December 31,
	2019	2020

Operating lease expenses	388	375
Short-term lease expenses	16	27
	404	402

Future lease payments under operating leases as of December 31, 2020 were as follows:

2021	345
2022	433
2023	433
2024	281
Total future lease payments	1,492
Less imputed interest	(132)
Total lease liability balance	1,360

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 14 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through January 10, 2022, the date the financial statements were issued, except for items (G), (H) and (I) as to which the date is February 17, 2022. The Company has concluded that no subsequent event has occurred that require disclosure other than the below:

A.	Lease Update

On April 4, 2021, the Company signed an amendment to the lease of the Company’s offices in Raanana, Israel (see Note 13 above), according to which, instead of the additional lease period under the option in the lease, the Company extended the lease period for another five years beginning on September 9, 2021 (the date the current lease period ends) until September 8, 2026 (the “Lease Amendment”).

According to the Lease Amendment, the monthly rent for the Company’s offices (excluding parking and management fees) will be approximately NIS 79 thousand (approx. $25) in the first two years, NIS 82 thousand (approx. $26) in the third and fourth lease years and NIS 83 thousand (approx. $26) in the fifth year. All the amounts are linked to the Consumer Price Index.

According to the Lease Amendment, the Company has an option to extend the lease period for another five years from September 9, 2026, to September 8, 2031 with a monthly rent of between NIS 96 thousand (approx. $30) and NIS 102 thousand (approx. $32) over the additional lease period.

B.	Agreement for supplying equipment and services with Hitachi Rail STS Australian Pty Ltd. (“STS”)

On April 2021, the Company entered into an agreement to supply equipment, personnel and services (“Supply Agreement”) with STS, which enables STS, as the main supplier, to supply to the Australian railway company Rio Tinto Railway Network (“RTIO”) a prototype of the Company’s system (the “System”), for demonstrations and examining the operational activity of the System (the “Project”).

In return for the Project, STS undertook to pay the Company a total of approximately $265 and an option for additional payments of up to $133, subject to ordering additional services during the Project.

C.	Israel Railways:

On May 30, 2021, Israel Railways informed the Company that the Israel Railways Board of Directors approved the exercise of the option. According to Government Resolution No. 3837, the decision of the Railway Board of Directors requires the approval of the Minister of Finance, the Minister of Transportation, the Budget Director in the Ministry of Finance and the Director of the Government Companies Authority (“Government Approval”). As of the date of this prospectus, the decision of the Board of Directors of Israel Railways has not yet been approved. According to an amendment to the option agreement dated July 1, 2021, the exercise period of the option will end with the earlier of the following: (1) the passing of five business days following Israel Railways’ receipt of Government Approval; or (2) the end of a year from the date of amendment of the option agreement. This period is instead of the original option period according to which the option was exercisable by Israel Railways until the date of an initial public offering or change of control (as defined in the Railways Agreement), whichever is earlier.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 14 - SUBSEQUENT EVENTS (Cont.)

D.	Equity:

1)	Under an investment agreement dated October 13, 2020, according to which the Company allotted 51,282 Preferred A shares (convertible into 2,256,408 ordinary shares) to Knorr-Bremse, in exchange for a total investment of approx. $10,000, half was paid on October 13, 2020 and the other half was paid on April 13, 2021. See note 7 above.

2)	During April - June 2021, an aggregate of options to purchase 20,724 ordinary shares were exercised by former Company employees resulting in proceeds of $127.

E.	Strategic partnership agreement between the Company and Knorr-Bremse

On August 19, 2021, the Company entered into a strategic partnership agreement which summarizes the understandings for strategic cooperation between the parties.

The agreement was approved by the Company’s Board of Directors on August 25, 2021 and by the Company’s General Meeting on August 26, 2021.

F.	Memorandum of Understanding with Israel Railways

On August 12, 2021 the Company signed a non-binding Memorandum of Understanding (“MOU”) with Israel Railways which summarizes the general terms and conditions to be included in a detailed commercial agreement between the parties.

According to the MOU, the Company and Israel Railways will conduct negotiations in good faith, with a view to entering into the commercial agreement as soon as possible before May 31, 2022. During the negotiations, Israel Railways has started conducting technical tests and analysis of the company’s system on a locomotive of Israel Railways. According to the MOU, the parties intend, subject, inter alia, to meeting the success criteria set by the parties (including obtaining approvals from the Ministry of Transportation and the locomotive manufacturers where the system will be installed), that Israel Railways will purchase 6 to 10 company systems within one year of signing the MOU (and additional systems if necessary).

The signing of the said MOU constitutes the occurrence of the Triggering Event as defined in the Company’s agreement with the Consultant as set forth in Note 6B above.

G.	On December 2, 2021, the Company and Knorr-Bremse signed an amendment to the investment agreement as detailed in Note 7 above, regarding the expiration date of the Call Option, which was extended from December 31, 2021 to March 31, 2022. On February 14, 2022, the Company and Knorr-Bremse signed a second amendment to the investment agreement according to which from February 14, 2022 the Company is entitled to exercise the option in two installments as follows: (i) to call for up to $2,000,000 out of the option amount no later than March 31, 2022; and (ii) to call for up to $2,286,000 out of the option amount no later than June 30, 2022. The aforesaid option shall expire on the closing of the Company’s initial public offering if such shall occur prior to June 30, 2022.

H.	SAFE Investment

In January 2022, the company raised $1,000 (“Purchase Amount”) through a Simple Agreement for Future Equity (“SAFE”) agreement between the Company and its 2 main shareholders.

According to the agreement, by August 31, 2022 (“Maturity Date”) the SAFE will be automatically converted to 5,128 Preferred A Shares.

In the event of an IPO before the Maturity Date, the SAFE will be automatically converted into ordinary shares equal to the Purchase Amount divided by the IPO price per share.

In the event of an M&A or dissolution event (as defined in the SAFE) before the Maturity Date, the SAFE will be automatically converted into ordinary shares equal to the Purchase Amount divided by price per share of the relevant transaction.

I.	Increase of authorized share capital

On January 13, 2022, a Special General Meeting of the shareholders of the Company approved an increase of the Company’s registered share capital to NIS 1,000,000 divided by 99,900,000 ordinary shares and 100,000 Preferred A shares of the Company.