Form 20-F
period 2022-12-31
Foresight Autonomous Holdings Ltd.
filed 2023-03-30
CIK 1691221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

322,979,556 ordinary shares as of December 31, 2022.

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

Yes ☒ No ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

ii

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

Our 3D vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, agriculture and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (AI) technology and advanced analytics.

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

iii

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our ability to regain and effectively comply with the minimum bid requirements of Nasdaq;

●	changes in our strategy;

●	the impact of the coronavirus, or COVID-19, pandemic, and resulting government actions on us; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

iv

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its wholly owned subsidiaries, Foresight Automotive Ltd, an Israeli corporation, Eye-Net Mobile Ltd, an Israeli corporation, and Foresight Automotive’s wholly owned subsidiary, Foresight Changzhou Automotive Ltd, a Chinese corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history, have incurred losses since the date of our inception and anticipate that we will continue to incur significant losses until we are able to commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

Risks Related to Our Business and Industry

●	Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention and damage to our reputation.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

●	We face business disruption and related risks resulting from the recent outbreak of the novel Coronavirus 2019, or the COVID-19 pandemic, which could have a material adverse effect on our business and results of our operations.

v

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights and proprietary rights for our products, we may not be able to effectively compete in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	If we are unable to comply with Nasdaq listing requirements, our ADSs could be delisted from Nasdaq, and as a result, we and our shareholders could incur material adverse consequences, including negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

●	Our principal shareholders, officers and directors beneficially own over 11.97% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

●	The Jumpstart Our Business Startups Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or our Ordinary Shares.

●	If we are unable to comply with Nasdaq minimum bid requirement, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell securities and our ability to raise capital.

Risks Related Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

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

Since the date of the Merger, and as of December 31, 2022, we have incurred net losses of approximately $101.5 million.

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

We maintain our cash at financial institutions, some in balances that exceed federally insured limits.

A small portion of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. The FDIC took control of one such banking institution, Silicon Valley Bank, or SVB, on March 10, 2023, in which we held funds in certain accounts and as a result, we stood to lose approximately $0.6 million. The FDIC also took control of Signature Bank on March 12, 2023, though we do not hold any accounts at this bank.

On March 13, 2023, the U.S. Federal Reserve announced that account holders would not bear the loss of SVB’s collapse and since that time, we have been able to make payments and move all of the funds held in SVB to other banks in the United States Thus, we do not view the risk as material to our financial condition. However, as the FDIC continues to address the situation with SVB, Signature Bank and other similarly situated banking institutions, the risk of loss in excess of insurance limitations has generally increased. Any material loss that we may experience in the future could have an adverse effect on our ability to pay our operational expenses or make other payments and may require us to move our accounts to other banks, which could cause a temporary delay in making payments to our vendors and employees and cause other operational inconveniences.

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

We may face business disruption and related risks resulting from the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

We have been impacted by the COVID-19 pandemic, and we cannot predict the future impacts the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant, may have on its business, results of operations and financial condition. While COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. At this time, the pandemic has caused states of emergency to be declared in various countries, including China, where we have significant operations. If travel restrictions or quarantines are reimposed in China or globally, various institutions and companies may be closed, which would impact our operations. Numerous government regulations and public advisories, as well as shifting social behaviors, temporarily and from time to time limited or closed non-essential transportation, government functions, business activities and person-to-person interactions, and the duration of such trends is difficult to predict. While certain COVID-19 mitigation actions have since been relaxed, no assurance can be made that such actions, or other measures, will not be reimposed in the future. In addition, the U.S. government has restricted travel to the United States from foreign nationals who have not been vaccinated against COVID-19. Although to date these restrictions have not materially impacted our operations other than the ability to travel which resulted within some delays in our trials, demonstrations and installations, the effect on our business, from the spread of COVID-19 and the COVID-19 mitigation actions implemented by the governments of the State of Israel, the United States and other countries, may worsen over time.

Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. To date, we have taken action to enable our employees to work remotely from home a portion of the time but there can be no assurance that these measures will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state, local authorities and any other relevant jurisdiction, or that we determine are in the best interests of our employees.

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

In order to market our products to vehicle manufacturers we will be required to accomplish different type of regulations requirements such as ISO 26262 Functional Safety Regulations (ASIL) and Auto Spice or other common quality management methodologies. In order to meet the quality requirements, we will have to cooperate with vehicle manufacturers, to receive their customers’ quality requirements that meet the requisite regulation of such customers and implement tools, processes and methodologies. Such processes and tools will require resources and funds and will consume significant time effort until fully fulfilled. We are already investing time and efforts in order to study the global quality and regulations requirements, but we cannot assure, at this time, that we will be able to meet the regulations requirements on time.

Our products are cost sensitive and subject to customers’ aggressive target costs. Our products are sub solutions of modules as part of full semi-autonomous or autonomous systems with low cost product expectations and we may therefore be forced to lower or costs or have lower margins.

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

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, we are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims, damage to our reputation, regulatory investigations and redresses, and penalties and liabilities.

While we do not currently, we may conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.

We have begun to conduct proof of concept, or POC, projects in China and have established a subsidiary in China for these purposes. As a result, we may engage in a substantial amount of business in China in the future. The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

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

Foresight Automotive has a growing portfolio of three granted U.S. patents and four pending U.S. non-provisional applications, two granted patents with the Israeli Patent Office, one granted patent and five full applications in China, one of which has been allowed, six applications in Europe, four applications in Japan, and one PCT application. Eye-Net Mobile has a growing portfolio of one granted U.S. patent, three U.S. provisional patent applications, one full application with the Israeli Patent Office and one application in Europe. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights to prevent others from exploiting our technology and may affect the successful commercialization of our products.

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

Risks Related to the Ownership of the ADSs or Our Ordinary Shares

Our principal shareholders, officers and directors beneficially own over 11.97% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 20, 2023, our principal shareholders, officers and directors beneficially own approximately 11.97% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find the ADSs or our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the ADSs or our Ordinary Shares less attractive as a result, there may be a less active trading market for the ADSs or our Ordinary Shares, and our market prices may be more volatile and may decline.

If we are unable to comply with the Nasdaq minimum bid requirement, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

Our ADSs are currently listed on Nasdaq. Our listing on the Nasdaq Capital Market is conditioned upon our continued compliance with requirement to maintain a minimum bid price of $1.00 per share, pursuant to Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Requirement.

On May 23, 2022, we were advised that we no longer comply with the Minimum Bid Requirement. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have been granted a 180-calendar day compliance period, or until November 21, 2022, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of our ADSs must meet or exceed $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period. On November 22, 2022, we were informed that we have been granted an additional 180-day compliance period, or until May 22, 2023, to regain compliance with Nasdaq’s Minimum Bid Requirement.

If we are not in compliance by May 22, 2023, Nasdaq will provide notice that our ADSs will be subject to delisting.

We intend to monitor the closing bid price of our ADSs between now and May 22, 2023, and intend to consider available options to cure the deficiency and regain compliance with the Minimum Bid Requirement within the compliance period, including effective a reverse stock split. Our ADSs will continue to be listed and trade on Nasdaq during this period, unaffected by the receipt of the written notice from Nasdaq.

We are diligently working to evidence compliance with the Minimum Bid Requirement; however, there can be no assurance that we will be able to do demonstrate compliance and satisfy Nasdaq’s conditions for continued listing. If we fail to demonstrate compliance with the Minimum Bid Requirement and satisfy Nasdaq’s conditions for continued listing, our Ordinary Shares could be delisted. Delisting from the Nasdaq could have an adverse effect on our business and on the trading of our Ordinary Shares. If a delisting of our Ordinary Shares were to occur, such shares may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets.” The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our Ordinary Shares as well as significantly impact the price and liquidity of our Ordinary Shares. Any such delisting may also severely complicate trading of our Ordinary Shares by our shareholders, or prevent them from re-selling their Ordinary Shares at/or above the price they paid.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2022, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ADSs or our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ADSs or our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or our Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, which has sparked widespread protests across Israel. Actual or perceived instability with respect to the current public dispute over changes to the Israeli legal systems or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and our ability to do business, financial condition, results of operations, growth prospects, and share price.

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

Magna’s research and development efforts related to the technology assigned to Foresight Automotive have been financed in part through royalty-bearing grants in an aggregate amount of approximately $603,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2022. In course of the Merger with Magna and Foresight Automotive, we were required by the IIA to assume, jointly with Magna, its obligations related to such grants. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

In 2022, 2021 and 2020, our capital expenditures amounted to $313,000, $235,000 and $50,000, respectively. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

We are a technology company engaged in development of smart multi-spectral 3D vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive, Foresight Changzhou and Eye-Net Mobile, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles. agriculture and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (AI) technology and advanced analytics.

3D Vision-Based Solutions – Foresight Automotive

Our 3D vision solutions are based on stereoscopic vision technology. Stereo technology is an image processing concept which uses two synchronized cameras to mimic human depth perception in order to obtain a 3D view. Our unique solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, agriculture and heavy industrial equipment. Our QuadSight® four-camera based vision solution creates and analyzes a 3D image, which foresees possible collisions with road users and other obstacles inherent to roadway (both urban and highway) and off-road environments. This solution provides highly accurate real-time detection with a low rate of false alerts and enables a 24/7 operation in harsh weather and lighting conditions for a complete 3D image of the driving environment in front of the vehicle.

Our powerful proprietary stereoscopic and four-camera technology is based in part on intellectual property that we acquired from Magna in 2016. Magna’s field-proven security technology has been deployed for almost two decades in critical facilities worldwide, including borders, nuclear plants and airports.

Autonomous vehicles require further development and safety is a primary concern for the market. Therefore, vehicle manufacturers are actively pursuing technologies to enhance the safety systems of their vehicles. In 2021, we identified an opportunity to offer a solution that will enhance existing ADAS systems, and we developed the Mono2Stereo™ software-based solution, which can provide a readily available solution to vehicles equipped with Level 2 and Level 2-plus autonomy systems without the need for additional hardware or changes in the design and architecture of the vehicle.

Mono2Stereo is a 3D stereo-vision system that improves the performance of existing cameras by utilizing the overlapping views of existing cameras with different fields of view. Mono2Stereo generates 3D perception, as opposed to 2D, resulting in better distance accuracy, detection of any obstacle, and more robust active safety features.

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

Market Opportunity

A MarketsandMarkets market report published in February 2023 foresees a significant growth to the ADAS market over the next eight years. The market is projected to increase from an estimated $30.9 billion in 2022 to $65.1 billion by 2030, registering a compound annual growth rate, or CAGR of 9.7%. This growth is attributed to increasing demand for road safety and strong government support, which has prompted leading vehicle manufacturers to invest in the development of ADAS systems.

The evolution of camera-based systems in the automotive industry started with the use of monocular camera systems, which are expected to be replaced by stereo and tri-focal camera systems for Level 3, 4 and 4/5 vehicles.

According to a forecast report published in July 2022 by the Insight Partners, the automotive camera market is projected to experience a CAGR of 24.3% over the forecast period 2021-2028, rising from a market value of $6.9 billion in 2021 to $30.14 billion by 2028.

Stereo cameras are an integral part of ADAS, providing features such as lane departure warning, automatic emergency braking, and adaptive cruise control. The demand for automotive stereo cameras is expected to increase as consumers become more aware of the safety benefits of ADAS. This increasing demand is expected to drive the growth of the automotive stereo camera market.

While fully autonomous driving is not expected in the near future, we believe that there will be a gradual evolution and ongoing introductions of semi-autonomous driving capabilities in order to reach more advanced autonomy levels. The key contributions to the growth of autonomous driving will include increased safety, the development of fail-safe systems, consumer demand, and economic and social benefits.

As the development and adoption of autonomous vehicles continues to grow, the demand for stereo cameras is projected to increase. This is because stereo cameras are a vital component of the sensor suite used in autonomous vehicles, as they provide the necessary depth perception and object recognition capabilities required for safe driving. With the growing trend of autonomous vehicles, the market for stereo cameras is expected to expand in response.

The Importance of Camera Technology for Semi and Fully Autonomous Vehicles

The vast majority of partial autonomous vehicles employ multiple sensors and imaging devices, including radar, laser detectors, or LiDAR, and cameras. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. Unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. LiDAR is a sensor that measures distance by illuminating a target with lasers and analyzing the reflected light. A camera, similar to the human eye, gathers a richer amount of data than either a radar or a LiDAR sensor. For that reason, most ADAS rely more heavily on cameras than on other sensors. Relying only on reflected light may reduce performance under certain lighting or weather conditions. For example, LiDAR pulse can be scattered in the fog, whereas infrared cameras are not affected by fog. Also, a 2019 publication by Cornell University argues that the accuracy of a stereo camera is superior and can be a viable and low-cost alternative to LiDAR.

Camera-based systems are the most intuitive to understand as they are similar to human vision. As the current driving environment is designed for human vision without any consideration for automation, it is believed that camera-based systems will always have an important role in semi or fully autonomous driving.

In July 2020, a report by Frost & Sullivan titled “Next-generation Perception Sensors for Autonomous Driving in North America and Europe, Forecast to 2030” considers Foresight Automotive as one of the key disruptor camera sensor providers that tackles the main challenges vision sensor start-ups are addressing, namely, to enable superior sensor performance in challenging weather and lighting conditions. In addition, the report stresses the importance of the use of thermal camera technology for enhanced detection capabilities in harsh weather and lighting conditions for applications such as Autonomous Emergency Braking, Forward Collusion Warning, and Adaptive Cruise Control.

In March 2021, VSI Labs, a leading technology research company that examines the building blocks for autonomous vehicle technologies, reviewed several vision-based companies, including Foresight Automotive, and highlighted Foresight’s unique automatic calibration module which allows stereo camera separation. VSI Labs’ review states that “Stereo vision is not new, but the methods for automatic calibration are… Stereo cameras (non-active) are able to provide better 3D vision which improves the distance estimation versus mono cameras.” The review further maintains that “By using both visible-light and thermal cameras, Foresight’s stereo system capabilities allow obstacle detection in different harsh weather and lighting conditions, where LiDAR performance is compromised.” The article concludes Foresight’s technology review by stating that “Foresight’s software creates dense 3D point clouds. Foresight’s software product appears to be one of the best current options.”

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

Automobile manufacturers today have already commercialized vehicles with Level 1 and Level 2 autonomy features, and some have even commenced commercializing Level 3 ADAS systems.

Challenges of Autonomous Driving

We believe that in order to achieve Level 4 and Level 5 autonomous capabilities, among others, the following developments are required: (i) a robust all-weather, day and night 3D environment sensor; (ii) combined software and algorithms that can handle multiple sensor inputs together producing the best possible decision when encountering complex road situations; and (iii) the capability to accurately position a vehicle, specifically in an urban environment, where GPS localization is not sufficiently accurate.

Autonomous driving is based on three main pillars: sensory, processing, and execution.

●	Sensory – Achieved by using different sensory technologies, including cameras, ultrasonic sensors, radars, and LiDARs. For partial autonomous solutions, vehicle manufacturers are using cameras, radars, and ultrasonic sensors. However, higher levels of automation vehicle manufacturers will require accurate and robust sensors designed for harsh weather conditions thus enabling autonomous driving.

●	Processing – Processing of the information received from the sensors is then performed by the processors and microcontrollers using artificial intelligence, advanced analytics and machine to machine communication.

●	Execution – Handled by the electronic control unit attached to the actuators, brakes, steering system, gear box, and suspensions.

Our 3D vision-based solution meets both sensing and processing requirements of the autonomous solution.

In the race towards achieving full autonomy, the automotive industry is facing many technological challenges. However, when assessing such challenges within the sensory context, there are two predominant challenges:

●	The ability to detect any type of obstacle – as autonomous vehicles will need to drive in any possible scenario and face any type of obstacle (including vehicles, pedestrians or unusual obstacles such as animals, trees, rocks, etc.), the ability to detect any obstacle is paramount.

●	The ability to detect obstacles under harsh weather and lighting conditions – most testing of autonomous vehicles today is performed under ideal weather conditions (e.g., during the daytime with sunny weather conditions). An autonomous vehicle will have to endure any type of weather, including glare, fog, heavy snow or any other extreme weather and lighting conditions.

Additional Markets

During 2020 and 2021, we identified new markets suitable for our unique technology that enables obstacle detection in harsh weather and terrain conditions, including the defense market, the heavy industrial equipment market and the agriculture market. Compared to the traditional automotive market, these markets have an immediate potential in terms of commercialization, and we believe they can be a source of relatively short-term revenues. Although the defense, heavy equipment and agriculture markets differ from the main market that we are targeting, our solutions are also suitable for these markets and does not require substantial dedicated development. We believe that entering these additional markets will allow us to expand and improve our current product capabilities and open new opportunities.

Defense Market

ADAS and autonomous technology offer many advantages on the battlefield. Defense vehicles must be able to adapt to complex conflict zones and operate in the harshest environmental conditions, including off-road driving and zero-visibility sandstorms. Currently, the most commonly used sensors for military vehicles are active LiDAR sensors, which constantly broadcast their location and can be easily detected by the enemy. Our non-active QuadSight technology creates a high-resolution point cloud that provides a unique 3D perception of the environment, leaving no energy signature discernible to an adversary.

According to an October 2022 forecast by MarketsandMarkets, the market for armored vehicles is expected to reach $34.1 billion by 2027, with the combat vehicle sector accounting for $20.2 billion of this total.

In June 2022, Elbit Systems Ltd., or Elbit Systems, showcased an unmanned robotic combat vehicle, equipped with our QuadSight vision solution, at Eurosatory, the world’s leading land and airland defense and security exhibition. Our stereo camera solution empowers autonomous features such as obstacle detection, terrain analysis and navigation plans in the most challenging conditions, including off-road driving and zero-visibility sandstorms.

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

In May 2022, we signed a memorandum of understanding with SUNWAY-AI Technology (Changzhou) Co., Ltd., or SUNWAY, a global Chinese manufacturer of autonomous and unmanned intelligent vehicle products, for a joint development of an obstacle detection system to be used by unmanned vehicles based on our stereoscopic technology, using both visible light and thermal cameras. SUNWAY intends to incorporate our stereo vision technology into its unmanned agricultural vehicles and heavy machinery.

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

Our 3D vision solutions

Mono2Stereo – Creating 3D stereo perception from existing mono cameras

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

Throughout 2022, we participated in several paid proof of concept projects with leading Tier One suppliers in the automotive industry to assess our ability to improve distance measurement and object detection capabilities of various ADAS systems, using existing cameras. These projects include evaluations by Hitachi Astemo, Ltd., or Hitachi, a global Japanese Tier One supplier, as well as ZF North America, Inc., or ZF North America, a leading global Tier One technology company.

Key benefits of the Mono2Stereo solution include:

●	It has an additional safety layer

✓	Enhances overall probability of detection and can also serve as a redundancy layer for mono detection

●	It uses existing hardware to create 3D stereo perception by:

✓	Using the overlapping area of existing mono cameras dedicated for independent applications

✓	Supporting cameras with different fields of view, or FOV, and resolution

✓	Supporting any camera location and positioning

●	Software-based solution

✓	Improves existing systems, functionality level up to level 2+

✓	Software library and API for quick and simple integration

✓	Can be customized per customer requirements

●	Can be used for a variety of applications such as parking assist, traffic jam assist, etc.

✓	Preventative and proactive actions not just warning applications

●	Flexible cost model based on software license

Generating 3D stereo perception from 2 separate mono cameras with different fields of view

ScaleCam™ - Separated Stereo Cameras Solution

Stereoscopic vision systems must maintain continuous calibration at all times in order to ensure distance accuracy. Mounting stereo cameras on a fixed beam compensates for decalibrations caused by vibrations but may limit camera placement positions and result in installation-related technical complications.

Our ScaleCam solution enables the separation of stereo cameras, allowing flexible placement of cameras on the vehicle, increasing the distance between the cameras, and, as a result, extending obstacle detection range with greater accuracy up to several hundred meters.

Separated cameras require ongoing calibration to optimize distance accuracy. Combined with our DynamiCal auto calibration solution, we are able to compensate for deviations caused by external factors, such as vibrations and temperature changes.

In September 2022, we signed a POC project with a leading U.S. manufacturer of electric vehicles to evaluate its ability to create 3D stereo perception with software only, using the manufacturer’s existing pair of mono cameras mounted on a large baseline (distance between the cameras). We believe that our cost-effective advanced stereo vision technology may be beneficial to electric vehicle manufacturers as they develop more advanced autonomous capabilities, resulting in better distance accuracy and improved active safety features, contributing to a greener and safer future.

Options for Stereo Cameras Placement

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

In contrast to other active technologies, QuadSight is a non-active sensor that emits no energy during operation. As a result, the QuadSight solution does not interfere with other systems and is hazard-free.

We believe that our QuadSight multispectral vision solution is the key component that will solve the two main challenges of detecting any obstacle and allowing autonomous vehicles to safely endure extreme weather and lighting conditions.

In November 2022, we signed a commercial agreement with SUNWAY for the development and supply of obstacle detection systems and cloud gateway for driverless vehicles, as well as for ADAS systems for airport ground support vehicles, using both visible light and thermal cameras. Our QuadSight stereoscopic technology, including both proprietary software and cameras, will be licensed to SUNWAY and will serve as the underlying technology for SUNWAY’s ADAS systems, intended for integration into several types of vehicles working closely with aircrafts. Foresight’s passive, non-emitting sensors are a perfect fit for airport vehicles that employ autonomous systems in sensor-filled environments and can benefit from non-interfering solutions.

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

Percept3D™ – 3D point cloud solution

Point cloud provides 3D raw data that can be used for obstacle detection, terrain analysis and autonomous vehicle sensor fusion. The use of stereoscopic technology is designed to offer a non-emitting and cost-effective solution for generating a high-resolution point cloud.

Our Percept3D point cloud solution provides rich and accurate per pixel information that enables precise object detection. The use of passive sensors, such as visible-light and thermal cameras, leaves no energy signature, making the Percept3D an ideal for use in the defense industry.

Competition

Semi and fully autonomous vehicle markets are considered relatively new markets with increasing competition and a great potential for sensor module and system providers. For our vision solutions, we believe that our main competitors are dedicated, large companies focusing on technologies that enable detection and 3D perception such as radar and LiDAR technologies. As the world of stereo vision is moving towards enhancing existing stereo systems, there are a few companies that offer extended stereo capabilities, similar to our automatic calibration solution. However, our Mono2Stereo solution, which allows the creation of 3D stereo perception from two mono cameras, is a unique IP-protected solution, and, to the best of our knowledge, does not have any direct competition. Additionally, as the automotive industry comes to understand the value that thermal cameras have to offer to autonomous vehicles, the number of thermal cameras manufacturers and providers are expected to increase. To the best of our knowledge, we are the only company that uses thermal imaging in a stereoscopic configuration, allowing us to generate an accurate depth map and offer a unique dense 3D point cloud based on thermal cameras.

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

Sales and Marketing

A typical sales cycle of our 3D vision solutions, consists primarily of the following steps:

●	Initial engagement – The initial introduction of our technology to potential customers consists of technological roadshows, demonstrations and prototype evaluation. During the technological roadshows, we perform real-time demonstrations of our technology in different scenarios, offering the chance to experience our technology in real time and gain a better understanding of its outstanding capabilities. The scenarios simulate obstacle detection in challenging weather and lighting conditions. Other forms of demonstrations may include performing tests and calculations on data received from potential prospects in order to prove our solutions capabilities. As of the date of this annual report on Form 20-F, we have performed technological roadshows in the United States, Japan, across Europe and in China, and dozens of demonstrations in Israel and around the world.

●	Proof of Concept (POC) project – following technological demonstrations and initial evaluation, the customer may decide to engage in a paid POC project to further evaluate the technology. Such projects consist of testing our stereoscopic technology in predefined simulated and real-life scenarios, and last between 3 to 6 months, depending on the industry. Revenue from POC projects is approximately $100,000.

●	Co-development project - Once a POC project has been successfully completed, we may enter into a co-development project with the customer, in which our technology is customized to meet the specific requirements of the specific customer. Revenue from a co-development project can reach hundreds of thousands of dollars, depending on the size and scope of the project.

●	Design win stage – entering into an agreement for commercial production with volume ranging in the tens of thousands all the way to hundreds of thousands of units/software licenses per year over a period of 8-10 years.

Our stereoscopic 3D vision solutions are modular and can be customized to meet customer needs:

1.	Software license for generating accurate object detection based on visible-light cameras and the long-wave infrared camera configuration. Our software modules, such as the automatic calibration and dense 3D point cloud software, are also offered as a software license.

2.	SoC: consists of an automotive graded board and image processing software.

3.	A complete solution: consists of image processing software, SoC, and cameras.

To date, we have signed a commercial agreement with Elbit Systems, a leading defense company in Israel. We have successfully completed several POC projects with notable customers, including a leading European OEM, a global Japanese Tier One supplier - Hitachi, a leading global Tier One technology company, ZF North America, as well as a leading American manufacturer of electric vehicles. Furthermore, we are presently engaged in multiple POC projects with leading OEMs and Tier One suppliers in Japan, Europe and China. We have successfully completed a development project for a customized 3D perception solution to meet the requirements of the Israeli Defense Forces, or IDF. The customized solution was showcased in June 2022 by Elbit on an unmanned ground robotic combat vehicle at Eurosatory, the world’s leading land and airland defense and security exhibition in Paris. We have also signed a commercial agreement with SUNWAY for up to $51 million for the development and supply of obstacle detection systems for driverless vehicles, as well as for ADAS systems for airport ground support vehicles.

Our focus for 2023 is to (1) increase the number of customers engaged in POC projects in order to allow them to test and evaluate the performance of our technology (2) engage with customers in co-development projects, allowing us to tailor our solutions to each customer’s individual needs; and (3) initiate sales of our products to SUNWAY-AI’s customers for airport ground vehicles.

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

In March 2021, we announced the sale of a QuadSight prototype to the U.S. division of Hitachi, a leading Japanese Tier One supplier and manufacturer of stereo vision systems for the automotive industry. Hitachi was interested in assessing our thermal stereo capabilities for possible enhancement of its current visible light stereo capabilities. The successful evaluation of our technology led to the signing of two POC projects with Hitachi, one in January 2022 and another one in June 2022. The POC projects consisted of technological evaluation and testing of predefined simulated and real-life scenarios. We paired our QuadSight® and Mono2Stereo™ technologies with Hitachi’s existing camera systems in an effort to improve distance measurement and object detection. Both POC projects were completed successfully, and, during the fourth quarter of 2022, Hitachi demonstrated our solution to their customers, primarily automotive OEMs, and received positive feedback. Currently, negotiations are ongoing for potential future steps, which may involve a joint development project.

In May 2021, we signed a joint POC project with an American subsidiary of a leading European passenger car manufacturer. The project is meant to test our stereoscopic technology abilities to enhance the vehicle manufacturer’s existing active safety features without requiring additional sensors and infrastructure. Following successful completion of the project and satisfactory outcome, the vehicle manufacturer may consider integrating our solutions into its vehicle safety applications. The project, which was based on a predefined technological statement of work, consisted of two phases: a feasibility testing phase followed by a simulation and real-life testing phase. Total consideration for the POC is $120,000. In December 2021, we successfully completed the POC project and are currently discussing with the European car manufacturer future possible steps, which may include a joint development project.

In June 2021, we expanded our presence in the autonomous agricultural equipment market with our QuadSight prototype sale to a leading global manufacturer of agricultural and construction equipment. The manufacturer is evaluating our stereo capabilities for use in agricultural machinery. This was a first prototype sale to the agricultural equipment market.

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

Additionally, in August 2021, we began a POC project with a leading Chinese vehicle manufacturer. The aim of the POC project was to evaluate the stereoscopic capabilities of Foresight’s QuadSight vision system, using both visible-light and thermal infrared channels, to detect and classify obstacles on any road in harsh weather and lighting conditions.

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

In January 2022, we deepened our Chinese footprint with the establishment of Foresight Changzhou in Jiangsu Province, China. The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park (CIP), a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market. With the support of CIP’s facilities and its dedicated staff, Foresight Changzhou will receive a package of incentives and grants from the Jiangsu Province’s government to aid in overcoming barriers and achieving success in China. The subsidiary has hired local engineers and high-quality staff, who are based in CIP.

Additionally, in January 2022, we announced the signing of a multiphase business cooperation agreement with SUNWAY-AI. The first phase consisted of a POC project in which SUNWAY will test the QuadSight vision prototype solution and evaluate our technology and its further potential integration into SUNWAY’s products and services. The POC project was completed successfully and in May 2022 we announced the signing of a memorandum of understanding with SUNWAY. The memorandum of understanding established a joint development program for an obstacle detection system for unmanned vehicles based on our stereoscopic technology, using both visible light and thermal cameras. SUNWAY intends to incorporate our stereo vision technology into its unmanned agricultural vehicles and heavy machinery. Furthermore, SUNWAY has applied for the endorsement and financial support of the Chinese province of Jiangsu to underwrite and otherwise advance the joint development.

In November 2022, we signed a joint development and supply agreement with SUNWAY to strengthen our relationship. Over the contractual period of four years, the deal may yield up to $51 million in revenue based on demand from SUNWAY. The agreement establishes a joint program for the development and supply of obstacle detection systems and cloud gateway for driverless vehicles, as well as for ADAS for airport ground support vehicles, using both visible light and thermal cameras. Starting in the second half of 2023, SUNWAY will commercialize the ADAS systems to its customers and to third parties in Mainland China, as well as to Hong Kong, Taiwan and Macao. SUNWAY will assume responsibility for all regulatory clearances in connection with commercialization, as well as all installation, deployment, maintenance and support activities. Additionally, and subject to predefined commercial terms, SUNWAY was granted exclusive commercialization rights in China regarding the ADAS systems for ground support vehicles used in airports. Our QuadSight stereoscopic technology, including both proprietary software and cameras, will be licensed to SUNWAY and will serve as the underlying technology for SUNWAY’s ADAS systems, intended for integration into several types of vehicles working closely with aircraft, including fueling vehicles, garbage trucks, boarding vehicles, etc. The QuadSight system allows all obstacle detection in challenging weather and lighting conditions.

In February 2022, we announced that we will customize products and solutions for a leading Israeli defense integrator, Elbit Systems. We developed a customized 3D perception solution to meet the requirements of Elbit Systems’ end-customer, the IDF. Total revenue from the project amounted to approximately $220,000 during 2022. The customization project followed extensive testing of QuadSight prototype solutions by Elbit Systems, over a period of two years, as well as numerous successful demonstrations performed by Elbit to the IDF. Following the successful process, Elbit Systems plans to replace the use of LiDAR in its solutions with our vision technology. in June 2022, Elbit showcased our customized 3D solution on an unmanned ground robotic combat vehicle at Eurosatory, the world’s leading land and airland defense and security exhibition in Paris.

In June 2022, we announced the signing of an agreement for a POC project with ZF North America, a subsidiary of ZF Friedrichshafen AG, one of the top three leading Tier One technology companies supplying systems for passenger cars, commercial vehicles and industrial technology, enabling the next generation of mobility. The POC project followed our winning of the ZF Pitch Event that took place at the 2022 Consumer Electronics Show exhibition in January 2022. The POC project was completed successfully and discussions are underway with ZF North America regarding potential next steps, which could involve collaborating on a joint development initiative.

In July 2022, we signed a memorandum of understanding with Shandong Industry Research Information and Artificial Intelligence Integration Research Institute Co., Ltd., a professional research institute wholly owned by Shandong Industrial Technology Research Institute, and Beidou Jingzong Technology (Shandong) Co., Ltd., or Beidou Tech. The memorandum of understanding established the joint development of an obstacle detection system and all-weather, high-precision positioning for unmanned vehicles based on multi-sensor fusion. The new system will combine our stereoscopic technology (using both visible light and thermal cameras), radar, and the laser scanning technology LiDAR, as well as Beidou Tech’s vehicle navigation and positioning system. The collaboratively produced system will aim to provide vehicle manufacturers with multi-sensor intelligent navigation to deploy in smart transportation, active safety automotive systems, and unmanned driving. The resulting system is intended for use in autonomous vehicles, trucks, passenger cars, and other vehicles in Shandong Province, China. Furthermore, the Chinese parties applied for the endorsement and financial support of the province to underwrite and otherwise advance the project. Meanwhile, the parties intend to negotiate a definitive agreement to develop the above-mentioned system and to establish a joint venture in Shandong.

In September 2022, we signed a paid joint POC project with a leading American manufacturer of electric vehicles. The project consists of the technological evaluation and testing of predefined scenarios. We intend to demonstrate our ability to create 3D stereo perception with software only, using the manufacturer’s existing pair of mono cameras mounted on a large baseline (distance between the cameras). Our proprietary ScaleCam separated stereo camera solution allows manufacturers to place cameras on a large baseline. This solution increases distance accuracy at long ranges, allows detection of any type of obstacle, and improves the safety and robustness of the manufacturer’s driver assistance system.

In February 2023, our QuadSight stereovision solution was recognized as a significant technological breakthrough by Israel’s Ministry of Defense. After extensive testing by the Administration for Research and Development of Weapons and Technological Infrastructure of Israel’s Ministry of Defense in search for an alternative sensor to replace active LiDAR sensors, the QuadSight non-active stereo technology exceeded all requirements and was declared a significant technological breakthrough for defense applications.

Additionally, in February 2023, we announced that our wholly owned subsidiary, Foresight Changzhou Automotive Ltd. won the Outstanding Enterprise in International Cooperation award from China Israel Changzhou Innovation Park (CICP), Jiangsu Province. Foresight Changzhou was one of five companies to win this award, out of nearly 200 companies in the CICP. Foresight registered in the CICP at the end of 2021 and signed a commercial contract of up to $51 million with SUNWAY in November 2022, enhancing its support in the open innovation and high-quality development of the CICP and Changzhou City.

In March 2023, we signed a paid joint POC project with a leading global Japanese automaker. The project consists of evaluating our unique automatic calibration capabilities to ensure that the location and orientation of mono cameras on a vehicle are known at all times. The parties will work together to develop a breakthrough solution capable of detecting when a single camera’s position has changed as well as providing real-time correction of the camera’s position while the vehicle is in motion, through the use of our proprietary software.

To the best of our knowledge, no existing solution is able to resolve these miscalibration issues. If successful, the POC project may provide a solution that eliminates the need for external calibration in a garage for all vehicles using mono cameras.

Over the course of 2023, we intend to continue to seek opportunities that will allow us to enter into commercial agreements with vehicle manufacturers and Tier One automotive suppliers and system integrators in the automotive, defense and heavy machinery markets for our various 3D vision-based software solutions.

Vehicle-to Everything (V2X) Solutions – Eye-Net Mobile

Vehicle-to-Everything, or V2X, communication, is a wireless technology that allows vehicles, infrastructure, grid, home, and network to communicate with each other. This cutting-edge technology has the potential to revolutionize the automotive industry in the coming years. By enabling more effective traffic management, V2X technology can enhance vehicle performance and alleviate traffic congestion. Additionally, V2X technology could also contribute to improved gas consumption, as well as increased accuracy and precision in location tracking.

V2X technology can be segmented based on the communication medium: vehicle-to-vehicle, or V2V, vehicle-to-infrastructure, or V2I, vehicle-to-pedestrian, or V2P, vehicle-to-grid, or V2G, vehicle-to-cloud, or V2C, and vehicle-to-device, or V2D. The rapid technological advancements that have recently transpired have paved the way for semi-autonomous and autonomous vehicles, which have a wide range of applications in V2X communication technology domain.

V2X technology optimizes traffic flow, increases traffic safety, saves time, reduces emissions, maximizes the benefits of transportation for both commercial users and the public, and increases the convenience factor of the driver and passengers.

Market Opportunity

Market Segments

●	Mobile Apps: Utilizing the already existing install-base of numerous location-based applications (navigation, fitness, etc.), can serve as a global added value for all users and enhance road safety.

●	Micro-mobility: Shared urban mobility creates numerous safety concerns for riders and pedestrians.

●	Motorcycles: Motorcyclists, as vulnerable road users, are at risk for dangerous broadside or T-bone accidents. A solution that provides critical alerts to side-impact collisions can save lives.

●	Automotive: ADAS improve driver’s safety by analyzing predefined field of view. Cars with beyond line-of-sight warning capability enhance all-around protection for all road users.

●	Smart Cities: The ability to interconnect between smart cities is key to improving road safety for all road users in the urban ecosystem, in planning for suitable “Vision-Zero” future.

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

Automotive OEMs and many advanced mobility players have been some of the hardest hit in the automotive world due to COVID-19. This could lead to a direct long-term impact on the automotive industry due to the macroeconomic trends, changing consumer behavior and regulatory developments. Although, with countless changes forced upon our day-to-day lives by the COVID-19 pandemic, the automotive industries are on the lookout for how changes in consumer behavior may affect the adoption of technologies such V2X.

As governments make substantial investments in public transportation, a need arises to provide mobility solutions intended for the last mile - the last leg of a journey from a transportation hub to a final destination - giving rise to increased use of micro-mobility vehicles, such as electric bikes (e-bikes), electric scooters (e-scooters), etc. Enhancing the safety of vulnerable road users, such as e-bike and e-scooter riders, is of great concern. A September 2021 MarketsandMarkets research report forecasts that the electric bike market is projected to reach $79.7 billion by 2026 from $47.0 billion in 2021, at a CAGR of 11.1%.

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

Factors such as increased adoption of connected cars and a rise in urbanization & industrialization are expected to drive the market growth. In addition, future potential of 5G & artificial intelligence (AI) technology coupled with the advancements in cellular-V2X technology and developments in semi-autonomous & autonomous vehicles are expected to offer profitable opportunities for the automotive V2X market growth during the forecast period.

Micro-mobility market

Micro-mobility refers to a rapidly growing market segment that encompasses various modes of transportation, including electric scooters, bicycles, and hoverboards, among others. These vehicles offer a convenient and eco-friendly solution to short-distance travel in urban areas and have quickly gained popularity in recent years. According to Acumen Research and Consulting, the Global Micro-mobility Market Size gathered $49.3 Billion in 2021 and is set to garner a market size of $186.2 Billion by 2030 growing at a CAGR of 16.2% from 2022 to 2030.

ADAS market

The global ADAS market will witness a robust CAGR of 13.83%, valued at $23.44 billion in 2021, expected to appreciate and reach $75.23 billion by 2030, confirms Strategic Market Research. ADAS are technologies and electronic systems in a vehicle to assist the driver. ADAS utilizes the sensors that are present inside the vehicle, such as a camera and a radar, to have a vigil on the outside world. ADAS provides pivotal information like the level of congestion present on the roads, updates on traffic, blockage, and closure of roads ahead so that the driver gets alerted beforehand. This system also measures the driver’s distraction and level of fatigue of the driver, thereby suggesting the precautions that need to be taken.

Available technology and challenges for V2X communication

The V2X technological landscape is divided into two main sections:

●	Hardware-based solutions, which use either Dedicated Short-Range Communications, or DSRC, or cellular-based communication, or CV2X; and

●	Software-based cellular V2X solutions.

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

The Eye-Net Products

Eye-Net Mobile offers two software-based products:

1. Eye-Net Protect (Market penetration – Under commercial integration)

In December 2019, we completed the SDK configuration of the Eye-Net Protect solution. The Eye-Net Protect is a comprehensive solution that includes an intuitive mobile interface designed to provide real-time pre-collision alerts to all road users, including the most vulnerable ones (pedestrians, cyclists, and micro-mobility riders)

An SDK configuration indicates commercial engagement readiness and will allow Eye-Net Mobile to integrate its solution with leading location-based applications, such as navigation, ridesharing, parking, and fitness applications. This configuration will enable rapid market penetration, providing a life-saving accident prevention solution that is readily available for deployment.

Eye-Net Protect family of products (Eye-Net Protect, Eye-Net Protect Plus, Eye-Net Protect Pro) provides real-time pre-collision alerts to all road users by using smartphones with SDK configuration installed, relying on existing cellular networks.

Features:

●	Side aspect collisions alerts

●	Awareness notifications (“car brakes ahead,” “cyclists ahead”)

●	Community Stats

●	Offers automatic emergency call (premium feature).

●	Activity report (premium feature)

●	Family / Group safety & assistance (premium features)

Unique Characteristics:

●	Most Road Users

Protects most road users (vulnerable & drivers)

●	Side Impact Alerts

Identifies threats outside the field of view.

●	Harsh weather

Works under all weather and lighting conditions.

●	Accurate

Exceptionally accurate design with near zero false alerts.

●	GDPR Compliant

Anonymous service. Requires no registration.

●	Small Footprint

SDK package compatible with iOS and Android.

●	Hands Free

Runs as a seamless automatic background process.

●	Camera Free

Relies on existing cellular infrastructures.

●	Compatible with any cellular infrastructure (3G and up)

Real-time alerts utilizing adaptive network latency compensation of each users’ cellular devices.

Eye-Net Protect is an intuitive and easy-to-use cellular-based V2X solution that provides real-time pre-collision alerts to drivers and vulnerable road users, including pedestrians, cyclists, scooter drivers, etc., by using smartphones and relying on existing cellular networks.

The solution calculates user location and collision probability multiple times per second and utilizes a sophisticated probability analysis for spatial cross-correlation of bearing, velocity, and acceleration to determine an imminent collision, with near zero false alarm rate.

Eye-Net’s unique V2X collision prediction and prevention software-based platform incorporates AI-powered algorithms that enhance accuracy, predict collisions, reduce latency, and optimize device resource consumption.

Designed to provide a complementary layer of protection beyond traditional ADAS, Eye-Net Protect extends protection to road users who are not in direct line of sight, and not covered by other alerting systems and sensors.

The Eye-Net Protect solution aims to solve three main limitations of conventional ADAS systems:

●	Conventional ADAS systems analyze threats and monitor potential hazards that are within the sensor’s field of view. To the best of our knowledge, Eye-Net is the first available software-based solution today that aims to foresee collisions much before any sensor, when the threat is still beyond line of sight.

●	Conventional ADAS systems alert the driver and provide autonomous indications to the vehicle. Eye-Net alerts the driver and other vulnerable road users (pedestrians, cyclists, scooter drivers) that have no available real-time safety aids about oncoming vehicles and allows them to take an active part in preventing accidents.

●	While conventional ADAS sensor performance is compromised by harsh weather conditions (snow, fog, rain, etc.), Eye-Net uses robust cellular infrastructure that is not affected by any weather or lighting conditions, thus allowing uninterrupted operation and continuous road-user protection.

2.	Eye-Zone™ (Market penetration – Under POCs with an automotive OEM)

Eye-Zone is a V2X collision detection and accident prevention solution that sends alerts and indications to the driver. Eye-Zone uses a unique virtual sensor RUDAR™ (Road Users Detection and Ranging) designed to provides a point cloud of the real time location, movement characteristics and probability of collision with each of the road users around the vehicle.

Eye-Zone is designed to provide unique features and capabilities enhancing automotive safety, without any hardware changes, allowing vehicles to communicate with all road users.

A revolutionary OS-agnostic software add-on that can be seamlessly integrated into automotive systems (such as ADAS, navigation, infotainment).

Eye-Net utilizes existing cellular networks, without requiring any hardware installation other than using smartphones and other smart devices within vehicles. It incorporates cutting-edge algorithms, protocols, and system architecture to enhance accuracy, predict collisions, reduce latency, and optimize device resource consumption.

Features (Current and Future):

●	Side aspect collisions alerts

●	Awareness notifications (“car brakes ahead”, “cyclists ahead”)

●	Community Stats

●	Multi-User tracker: Analyzes & classifies all users in the vicinity of the vehicle

●	Offers automatic emergency call

●	Activity report

●	Collision “black-box” – automatic report generation in case of a collision

●	“Where is my car?”: Real-time visibility about the vehicle location

Unique Characteristics:

●	Multi-User Tracker

Analyzes & classifies all users in the vicinity of the vehicle.

●	Side Impact Alerts

Identifies threats outside the field of view.

●	Harsh weather

Works under all weather and lighting conditions.

●	Accurate

Exceptionally accurate design with near zero false alerts.

●	GDPR Compliant

Anonymous service. Requires no registration.

●	Small Footprint

Seamless automatic background process which capable of running on a single ARM.

●	Camera Free

Relies on existing cellular infrastructures.

●	Seamless Connection

Seamlessly connecting to external location sources

●	Real-time Protocol

Competition

There are many companies competing in the V2X communication market, including vehicle manufacturers, automotive Tier One suppliers the majority of which are pushing for CV2X (hardware-based) protocols. Over the past year, we see that small startups that have attempted to develop similar V2X cellular-based solutions have ceased activities mainly due to technological and financial barriers. On the other hand, we can see a growing number of vehicle manufacturers, Tier One automotive suppliers, smartphone manufacturers and cellular service providers that have taken the first steps to develop a similar solution to Eye-Net. As far as we know to date, none of our competitors has reached product completion and deployment readiness stage for a V2X product.

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

Micro-mobility - The shared urban mobility landscape creates numerous safety concerns for riders and pedestrians. Micro mobility riders, unlike cars, lack any kind of safety warning system to avoid accidents. Eye-Net’s collision prediction and prevention solution answers a real need for a simple, hands-free, camera-free situational awareness and road safety solution that can be incorporated on any micro mobility vehicle, shared or owned. Relying on communication between smartphones through a dedicated app, the all-around solution is accessible to anyone and with any vehicle, for real-time pre-collision alerts anywhere, at any time.

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

In 2020, Eye-Net Mobile achieved several significant milestones:

In March 2020, Eye-Net Mobile signed a collaboration agreement with NoTraffic Ltd. NoTraffic developed a proprietary Autonomous Traffic Management Platform solution that enables cities to intelligently implement their traffic policy in order to maximize traffic flow, reduce congestion, prioritize different types of vehicles, and prevent accidents. According to the agreement, the companies will collaborate to develop and optimize the technological abilities of Eye-Net Mobile’s cellular-based V2X accident prevention solution and NoTraffic’s intelligent traffic management solution. As of March 20, 2023, we do not allocate efforts or resources to this collaboration.

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

In 2021, Eye-Net Mobile achieved several significant milestones:

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

In February 2021, Eye-Net Mobile signed an agreement with Wunder Mobility Solutions, a German-based software, vehicles and service provider that enables companies and cities worldwide to launch and scale new mobility services. According to the agreement, Eye-Net will be included in Wunder Mobility’s Marketplace online platform and will introduce its Eye-Net Protect accident prevention solution to potential global corporate customers seeking mobility tech-focused applications.

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

In July 2021, Eye-Net Mobile, announced it will collaborate on a pilot project with V-tron B.V., or B-tron, an innovative Dutch company developing telematics products and road safety applications for aftermarket use in European fleets and lease cars. V-tron will evaluate the Eye-Net™ Protect solution for possible integration into its onboard units and application services in order to enhance the value of its innovations offering and prevent accidents by connecting road users and alerting about potential collisions in real time.

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

In 2022, Eye-Net Mobile continued to achieve significant milestones:

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

In September 2022, Eye-Net Mobile signed a five-year commercial cooperation agreement with Pango Pay & Go Ltd., or Pango. Pango is the developer of the leading mobility-as-a-service parking, vehicle, road services and payment application in Israel. Pursuant to the agreement, the parties will cooperate to integrate Eye-Net™ Protect products into Pango’s app as an SDK. The integration will enable Pango app users who completed the onboarding process, to use the service operated by Eye-Net Mobile through the app, which is intended to provide a layer of protection to Pango’s users, potentially preventing accidents by alerting drivers and road users about oncoming collisions. The potential large-scale deployment of Eye-Net™ Protect into Pango’s app may allow the integrated solution to protect the lives of millions of users in Israel. As part of the agreement, Pango will serve as Eye-Net Mobile’s distributor in Israel and as the Israel Community Manager of Eye-Net Mobile Products. In its role as Israel Community Manager, Pango will lead Eye-Net Mobile’s business development efforts in the Israeli market and will introduce the company to its commercial partners in Israel and will be entitled to a portion of the proceeds derived from the sale of Eye-Net Mobile products in Israel. In addition, Pango will be entitled to 50% of third-party revenues received by Eye-Net Mobile for services provided in Israel. Moreover, Pango will be granted options to purchase 2,500 ordinary shares, 0.01 par value per share of Eye-Net Mobile, constituting, if exercised in full, 2.22% of Eye-Net Mobile’s issued and outstanding share capital on a fully diluted basis at an exercise price which reflects a $40 million company valuation. Upon the successful integration of Eye-Net™ Protect into Pango’s app, Pango will release an updated version of its app, which will include the integrated SDK configuration of the Eye-Net Protect, to its millions of users in Israel. The updated app will also be available for download on all relevant application stores. The new integrated solution will include the free-of-charge Eye-Net Protect feature and a potential shared revenue stream derived from offering the premium Eye-Net Protect Plus feature for a monthly subscription fee. Pango will collect the monthly fee from the end user on behalf of Eye-Net Mobile and will receive 50% of the aggregate price per user. As of the date of this annual report, the parties continue cooperating on integration of Eye-Net Protect into Pango’s application.

In November 2022, Eye-Net Mobile successfully completed a technological roadshow of the Eye-Net Protect™ solution in Japan. Eye-Net Mobile demonstrated the technology for 20 automotive-related companies, including five leading Japanese OEMs, Tier One and Tier Two suppliers, as well as 11 dashboard cameras (dashcam) companies. Eye-Net Mobile’s successful demonstrations generated significant interest among several world-leading OEMs and manufacturers of complementary equipment to the automotive industry (including infotainment systems and dashcams) who expressed interest in pursuing further technological evaluation.

In February 2023, Eye-Net Mobile was engaged in a paid POC project to integrate Eye-Zone™ automotive system with vehicle manufacturer’s existing ADAS systems. The parties will begin a paid POC project to evaluate the added value and capabilities of Eye-Zone as a software V2X communication layer, allowing for unprecedented, seamless communication between vehicles and all road users (including vulnerable road users). The POC will include the integration of Eye-Zone within the automaker’s ADAS as an enhancement layer for the vehicle’s safety capabilities. The POC will be conducted in collaboration with a leading Japanese technology and communication company that will provide the communication infrastructure and advanced communication modules.

Investment in Railway Safety

We are leveraging our unique expertise in advanced image processing algorithms and Computer vision technology into the rail industry. As of March 20, 2023, we hold a 15.2% stake (11.86% fully diluted) in Rail Vision Ltd., or Rail Vision, a development stage company that is seeking to revolutionize railway safety and the data-related market. Rail Vision believes it has developed cutting edge, AI based, industry-leading detection technology specifically designed for railways, with investments from Knorr-Bremse, a world-class rail system manufacturer. Rail Vision has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator. Rail Vision’s railway detection system is currently in the pilot phase with several industry leading railway operators as it seeks to move to the next stage of receiving commercial orders.

Rail Vision has developed unique railway detection systems for railway safety, based on image processing technologies that provide early warnings to train driver of hazards on and around the railway track, including during severe weather and in all lighting conditions. Rail Vision’s unique system uses special high resolution cameras to identify objects up to 2,000 meters away, along with a computer unit that uses AI machine learning algorithms to analyze the images, identify objects on or near the tracks, and warn the train driver of the obstacle and potential danger.

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

For LRV application, Rail Vision’s Urban Rail Vehicle System helps to increase travel safety with the use of advanced technologies that provide real-time warnings of obstacles on the track by utilizing sensors and cameras with a broad field of vision. As part of a cooperation with Knorr-Bremse AG, Rail Vision developed a preliminary prototype of LRV system. As of March 20, 2023 Rail Vision does not allocate its efforts or resources within this segment. Rail Vision will explore business opportunities and will base its decision of whether or not to allocate resources within this segment on a case-by-case basis.

For Maintenance, Predictive maintenance applications based on measurements and data collection - customers who have installed Rail Vision Main line and Shunting yard systems for real time identification of objects, will have the option of receiving predictive track maintenance services, such as identification of vegetation invading the tracks, damage to infrastructures, sunk pylons, etc. This railway detection system application will be able to collect the data from the sensors and check for any changes in and around the track to indicate possible defects in the infrastructures. Currently, this application is in the initial research and development stage. Rail Vision has developed a preliminary paid prototype for one customer thus far. As of March 20, 2023, Rail Vision does not allocate its efforts or resources towards this product. Rail Vision will explore business opportunities and will base its decision of whether or not to allocate resources towards this product on a case-by-case basis.

In August 2020, Rail Vision entered into a framework agreement with KBCH (a subsidiary of Knorr-Bremse operating in Switzerland) regarding the supply of a prototype of its system to the shunting yard of a company operating cargo trains in Switzerland, or SBBC. Under the Framework Agreement, Rail Vision provided KBCH one prototype of the system which was installed on an operating locomotive in an SBBC shunting yard, for the purpose of examining the operational performance of the system, or the Operational Function Test. In consideration for the prototype provided in October 2020 for the Operational Function Test, KBCH paid Rail Vision approximately EUR 244,000 (approx. $293,000). Rail Vision continues the cooperation with KBCH under the Framework Agreement for an upcoming tender. As of March 20, 2023, SBB (the parent company of SBB cargo) is planning to issue a tender for purchasing nine systems for evaluation. Upon successful tender, Rail Vision estimates that the total potential is more than 100 systems.

On September 17, 2020, Rail Vision entered into a non-binding memorandum of understanding with Knorr-Bremse regarding cooperation between the parties with respect to LRV systems. Following the signing of the Knorr-Bremse memorandum of understanding, in December 2020, Knorr-Bremse placed a purchase order for developing two prototypes of the LRV system according to specifications required by Knorr-Bremse. In return for the development of the two prototypes, Knorr-Bremse paid a total of approximately EUR 397,000 (approximately $471,000).

In October 2020, Knorr-Bremse made a follow-on investment of $10 million in Rail Vision and $4.5 million in 2022. Following the additional investments, and as of March 20, 2023 Knorr-Bremse owns 32.6% of Rail Vision’s outstanding capital.

In April 2021, Rail Vision entered into an equipment, personnel and services supply agreement with Hitachi Rail STS Australia Pty Ltd., or STS, which enables STS, as the principal supplier, to supply Rio Tinto Railway Network with its Main Line system for long term demonstrations and to examine the Main Line system operational performance. The long-term pilot was concluded at the end of August 2022. Following the completion of the long-term pilot, Rail Vision submitted a summary report of the pilot and following a technical workshop with Rio Tinto that was performed in November 2022. Rail Vision expects that Rio Tinto will send Rail Vision more detailed requirements for the next phase.

In April 2022, Rail Vision completed an initial public offering of its ordinary shares and warrants on the Nasdaq Capital Market.

In January 2023, Rail Vision signed a contract with Israel Railways to purchase ten Rail Vision Main Line Systems and related services for a total amount of approximately $1.4 million. The delivery is expected to start during the fourth quarter of 2023. Rail Vision believes that the first order for such system by a commercial operator will have an impact on the market.

In February 2023, a leading U.S.-based rail and leasing services company purchased a Rail Vision Switch Yard System for $140,000 with support, to evaluate its performance during a six-month trial. The US-based customer offers a suite of rail-centric services including in-plant rail switching and material handling services.

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

Foresight Automotive has a growing portfolio of three granted U.S. patents and four pending U.S. non-provisional applications, two granted patents with the Israeli Patent Office, one granted patent and five full applications in China, one of which has been allowed, six applications in Europe, four applications in Japan, and one PCT application. Eye-Net Mobile has a growing portfolio of one granted U.S. patent, three U.S. provisional patent applications, one full application with the Israeli Patent Office and one application in Europe. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provides certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

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

In addition to patent protection, we have also filed trademark applications for the purpose of preserving rights to the identity of our products. Foresight Automotive has two trademarks that have been granted in Israel and two additional applications that were filed via the Madrid Protocol, one of them has been granted in Europe, UK, Japan and the U.S. and the second has been granted in Europe and the UK. Eye-Net Mobile has One trademark that has been granted in Israel, one additional application was filed via the Madrid Protocol and has been granted in Europe and the UK and is pending (awaiting examination) in Canada. Eye-Net Mobile’s trademark applications in the following countries are still pending - Brazil, Canada, China, India, Japan and the USA. While we pay great attention to its trademark rights and to the avoidance of disputes relating to its products, there is no assurance that third parties may not allege that a use of our trademarks constitutes infringement of third-party trademark rights or other rights. However, when registration of our trademarks is perfected, we expect that the danger of any such adverse occurrence will be minimized or avoided entirely.

Research and Development

For the years ended December 31, 2022, 2021 and 2020, we incurred approximately $11,534,000, $10,170,000 and $8,563,000, respectively, of research and development expenses, net.

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

Grants from the Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2022, we have received the aggregate amount of approximately $603,000 from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure.

Magna B.S.P. Ltd., a private company incorporated in Israel, holds approximately 7.35% of our issued and outstanding share capital as of the date of this annual report on Form 20-F. We currently have two wholly-owned subsidiaries: Foresight Automotive and Eye-Net Mobile. In addition, Foresight Automotive has one wholly-owned subsidiary, Foresight Changzhou, incorporated in Jiangsu Province, China.

On March 21, 2022, the Israeli court approved a corporate restructuring, according to which Foresight Automotive will distribute all of its holdings in Eye-Net Mobile (constituting 100% of Eye-Net Mobile’s outstanding share capital) to the Company, by way of dividend in kind. On September 15, 2022 the Company completed the said structural change after obtaining a tax ruling from the Israeli Tax Authority, and Eye-Net Mobile became a wholly owned subsidiary of the Company.

On January 5, 2022, we announced the establishment of Foresight Changzhou Automotive Ltd., a wholly owned subsidiary, in Jiangsu Province, China. The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park, or CIP, a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market.

D.	Property, Plant and Equipment.

Our offices and research and development facilities are located at the Science Industrial Park in Ness Ziona, Israel, where we currently occupy approximately 15,000 square feet. We lease our facilities, and our leases end on March 31, 2024 and December 15, 2024. Both of our leases have an extension option for additional 3 year periods. Our monthly rent payment is approximately NIS 142,000 (approximately $38,618).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022.

Overview

We are a technology company engaged in the design, development and commercialization of sensor solutions for the automotive industry. Through our wholly owned subsidiaries, Foresight Automotive, Eye-Net Mobile and Foresight Changzhou, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-site” cellular-based applications. Our 3D vision solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, agriculture and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics. Our solutions are designed to increase safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Each of our solutions is designed, developed and commercialized by one of our subsidiaries. Foresight Automotive and Eye-Net Mobile, all of which are located in our corporate headquarters, benefit from our collective engineering, operating, regulatory and marketing infrastructure to support their respective activities.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Payroll and related expenses	8,778	7,556
Subcontracted work and consulting	1,523	1,751
Share-based payments to service providers	57	118
Rent and office maintenance	1,068	810
Travel expenses	141	44
Other	362	309
Less participation in grants	(395)	(351)
Sales of prototypes	—	(67)
Total	11,534	10,170

We expect that our research and development expenses will increase as we will need to recruit more employees as we move closer to commercialization of our solutions.

Sales and marketing

Our sales and marketing expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and travel expenses and other marketing and sales expenses.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Payroll and related expenses	1,318	1,273
Exhibitions, conventions and travel expenses	302	42
Consultants	558	394
Other	52	139
Total	2,230	1,848

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Payroll and related expenses	1,756	1,748
Share-based payments to service providers	215	268
Professional services	1,340	1,207
Directors fees and insurance	405	494
Travel expenses	8	—
Rent and office maintenance	175	212
Other	90	51
Total	3,989	3,980

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021.

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Gross profit	298	53
Research and development expenses, net	11,534	10,170
Marketing and sales	2,230	1,848
General and administrative	3,989	3,980
Operating loss	17,455	15,945
Financial expenses (income), net	4,221	(909)
Net loss	21,676	15,036
Loss attributable to holders of Ordinary Shares	21,676	15,036

Research and development expenses, net

Our research and development expenses for the year ended December 31, 2022 amounted to $11,534,000, representing an increase of $1,364,000, or 13.4%, compared to approximately $10,170,000 for the year ended December 31, 2021. The increase was primarily attributable to an increase in payroll and related expenses of approximately $1,222,000 and an increase of approximately $248,000 in rent and office expenses, offset by a decrease of approximately $228,000 in subcontracted work and consulting.

Sales and marketing

Our marketing and sales expenses for the year ended December 31, 2022 amounted to approximately $2,230,000, representing an increase of approximately $382,000, or 20.7%, compared to approximately $1,848,000 for the year ended December 31, 2021. The increase was primarily attributable to an increase in exhibitions, conventions and travel expenses of approximately $260,000 and an increase of approximately $164,000 in consultants, offset by a decrease of approximately $87,000 in other expenses.

General and administrative

Our general and administrative expenses amounted to approximately $3,989,000 for the year ended December 31, 2022, compared to approximately $3,980,000 for the year ended December 31, 2021.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2022 was approximately $17,455,000, as compared to an operating loss of approximately $15,945,000 for the year ended December 31, 2021, an increase of approximately $1,510,000, or 9.5%.

Financial expense and income, net

Financial expense and income, net mainly consist of reevaluation of securities, bank interest income, exchange rate differences and other transactional costs.

We recognized a financial expense, net of approximately $4,221,000 for the year ended December 31, 2022, compared to a financial income, net of $909,000 for the year ended December 31, 2021. Finance expense, net for the year ended December 31, 2022, consist primarily of the revaluation of our investment in Rail Vision to its fair value in the amount of $2,208,000, from exchange rate differences in the amount of $2,194,000, offset by interest income in the amount of $189,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2022 was approximately $21,676,000, as compared to approximately $15,036,000 for the year ended December 31, 2021, an increase of approximately $6,640,000.

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

Overview

Since our inception through December 31, 2022, we have funded our operations principally with approximately $114 million, in the aggregate, from funding from Magna, the issuance of Ordinary Shares or ADSs and exercise of warrants and options. As of December 31, 2022, we had approximately $26.5 million in cash and cash equivalents, restricted cash and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	December 31,
U.S. dollars in thousands	2022	2021
Operating activities	(17,057)	(12,125)
Investing activities	8,983	(12,582)
Financing activities	-	14,160
Effect of exchange rate changes on cash and cash equivalents	(839)	(37)
Net decrease in cash and cash equivalents	(8,913)	(10,584)

Operating Activities

Net cash used in operating activities of approximately $17,057,000 during the year ended December 31, 2022 was primarily used for payment of payroll and related expenses, payments for professional services, subcontracted work and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $12,125,000 during the year ended December 31, 2021 was primarily used for payment of payroll and related expenses, payments for professional services, subcontracted work and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of approximately $8,983,000 during the year ended December 31, 2022 was provided by changes of short-term deposits of approximately $10,297,000, offset by our investment in Rail Vision equity securities of approximately $715,000 and investment in a simple agreement for future equity (SAFE) with Rail Vision of approximately $286,000, and from purchases of fixed assets of approximately $313,000.

Net cash used in investing activities of approximately $12,582,000 during the year ended December 31, 2021 was used for changes of short-term deposits of approximately $12,347,000 and for purchases of fixed assets of approximately $235,000.

Financing Activities

There was no financial activity during the twelve month period ended December 31, 2022.

Net cash provided by financing activities in the year ended December 31, 2021 consisted of approximately $13,508,000 provided from net proceeds from the issuance of Ordinary Shares and from exercise of options and warrants of approximately $652,000.

On January 22, 2021, we entered into a subsequent sales agreement with AGP, or the January 2021 Sales Agreement, pursuant to which we may offer and sell, from time to time, our ADSs. In that regard, we registered up to $60,000,000 of our ADSs on a Registration Statement on Form F-3 (File No. 333-252334) for the sale under the January 2021 Sales Agreement. Through March 20, 2023, we have sold an aggregate of 1,378,344 ADSs for aggregate gross proceeds of approximately $14 million. We made no sales under the sales agreement entered into in January 2021 during the fiscal year ended December 31, 2022.

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

As of December 31, 2022, our cash and cash equivalents including restricted cash and short-term bank deposits were approximately $26,491,000. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations through the second quarter of 2024.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2022 to the year ended December 31, 2021— Research and Development Expenses, Net.”

5.D	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain. As of the date of this annual report, our management continues to examine the impacts of COVID-19 and are unable to estimate the full extent of its possible effects. No significant adverse effect on our operations and on the results of our operation is apparent at this stage. However, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– Risks Related to Our Business and Industry – We face business disruption and related risks resulting from the recent outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.”

5.E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2022. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Share-based compensation

We apply ASC 718-10, “Share-Based Payment,” or ASC 718-10, which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees, consultants and directors including employee share options under our share plan based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our statement of operations.

We estimate the fair value of share options granted using a Black-Scholes Merton options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are Ordinary Shares price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical Ordinary Shares price movements over the period, equal to the expected option term. We have historically not paid dividends and have no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from Israeli governmental debentures with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and our results of operations. During 2022, our Board of Directors approved the grant of options to purchase 13,075,000 of our Ordinary Shares, subject to the terms and condition of each specific grant.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Haim Siboni	63	Chief Executive Officer, Director
Eli Yoresh	52	Chief Financial Officer
Levy Zruya	73	Chief Technology Officer
Oren Bar-On	51	Vice President of Global Operations and Foresight Changzhou Chief Executive Officer
Doron Cohadier	49	Vice President of Business Development
Sivan Siboni Scherf	36	Vice President of Human Resources
Dror Elbaz	44	Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer
David Lempert	36	Vice President of Research and Development
Izac Assia	51	Vice President of Product
Ehud Aharoni (1) (2)	65	Director
Daniel Avidan (1) (2) (3)	60	Director
Zeev Levenberg (1) (2) (3)	59	Director
Vered Raz-Avayo (2)	53	Director
Moshe Scherf	39	Director

(1)	Member of our Audit, Compensation and Financial Statements Examination Committee.

(2)	Independent director under Nasdaq Stock Market rules.

(3)	External director under Israeli law.

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

Eli Yoresh, Chief Financial Officer

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and was on our Board of Directors from October 2010 until August 2019. Mr. Yoresh is a seasoned executive with over 20 years of executive and financial management experience, mainly with companies from the financial, technology and industrial sectors. Since September 2018, Mr. Yoresh has been serving as a director at Medigus Ltd. (Nasdaq: MDGS), since November 2020 as a director of Gix Internet Ltd (TASE: GIX), since August 2021 as a director of Elbit Imaging Ltd (TASE: EMITF), since April 2022 as a director of Rail Vision Ltd (Nasdaq: RVSN) and since August 2022 as a director in Jeff Brands Ltd (Nasdaq: JFBR). Mr. Yoresh also served as a director at Nano Dimension Ltd. (Nasdaq: NNDM). Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh holds a B.A. in Business Administration from the College of Management and an M.A. in Law from Bar-Ilan University. Mr. Yoresh is a Certified Public Accountant in Israel.

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

Oren Bar-On, Vice President of Global Operations and Foresight Changzhou Chief Executive Officer

Mr. Oren Bar-On has served as our Vice President of Global Operations since October 2017 and as the Chief Executive Officer of Foresight Changzhou since January 1, 2023. Mr. Bar-on is a seasoned executive with over 20 years of executive and managerial experience, mainly in the fields of global operations, supply chain, quality and regulations, product engineering, business excellence and information Technology. Mr. Bar-on served as Director of Global Supply chain for Lumenis Medical Systems Ltd., one of the world’s leading medical laser equipment manufacturers, from January 2016 to October 2017. Mr. Bar-on also served as Director of Global Operations for Philips Healthcare, one of the world’s leading developers and manufacturers of diagnostic and imaging systems in the medical field, from April 2011 to January 2016. Mr. Bar-on holds a B.Sc. in Industrial Engineering from the Israeli Institute of Technology and an M.B.A. with Honors, from Haifa University.

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

Izac Assia, Vice President of Product

Mr. Izac Assia has served as our Vice President of Product Management since September 2022, and prior to that as Director of Product Management since January 2019.

Mr. Assia has held a variety of executive and technical roles at global multidisciplinary companies, including product management and marketing, customer service and research and development. From January 2012 to June 2018, Mr. Assia served as a Director of System Product Management, team leader and product manager at SolarEdge Technologies LTD (Nasdaq: SEDG). Mr. Assia holds a B.Sc. in Electrical Engineering from Ben-Gurion University, Israel.

Ehud Aharoni, Director

Mr. Ehud Aharoni has served on our Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Mr. Aharoni serves as the CEO and Academic Director of Lahav Executive Education, Coller School of Management, Tel-Aviv University, and a former lecturer at the school’s MBA and EMBA courses in Strategy, Innovation Strategy and Global Strategy. In 2004 he established the Eli Hurvitz Institute of Strategic Management at the School and served as its Executive director between 2004-2018. Prior his role at Lahav, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. with specialization in Finance and a Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

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

Vered Raz-Avayo, Director

Mrs. Vered Raz-Avayo has served on our Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 13 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., a director at Nayax Ltd. (TASE:NYAX) and a director in Shikun & Binui Energy Ltd. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

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

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2022 through December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.358 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 14 persons as of December 31, 2022	$1,872,769	$230,325	$515,345

(1)	The Company estimates the fair value of share options granted as equity awards using a Black-Scholes option-pricing model.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2022.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total
Haim Siboni	$357,356	$222,126	$579,482

Eli Yoresh	$204,288	$69,319	$273,607

Doron Cohadier	$196,987	$21,564	$218,551

David Lempert	$189,516	$23,742	$213,258

Oren Bar-On	$213,275	$22,924	$209,802

On August 18, 2022, we granted options to five of our senior officers to purchase an aggregate of 4,200,000 Ordinary Shares at an exercise price of NIS 1 (approximately $0.31 per share at the grant date). The options vest in equal quarterly installments over 12 quarters, commencing on January 1, 2023.

On October 20, 2022, our shareholders approved grants of options, with an exercise price of NIS1 (approximately $0.28 per share at the grant date) to (i) three members of our Board of Directors for each to purchase up to 400,000 Ordinary Shares, (ii) our Vice President of Human Resources to purchase up to 600,000 Ordinary Shares and (iii) our Chief Executive Officer to purchase up to 4,000,000 Ordinary Shares. The options vest in equal quarterly installments over 12 quarters until fully vested. We recorded, in our 2022 statement of comprehensive loss, an expense of $6, with respect to such grants, which is included in general and administrative expenses.

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

Introduction

Our Board of Directors presently consists of six members. Under the Companies Law, an Israeli public company is required to appoint at least two external directors to serve on its board of directors, with certain exceptions. Presently two of the six members of our Board of Directors are external directors. We believe that Ehud Aharoni, Daniel Avidan, Zeev Levenberg and Vered Raz-Avayo are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of Board of Directors’ members (including external directors) shall be set by the general meeting of the shareholders, provided that it will consist of not less than three and not more than ten members. Pursuant to the Companies Law, the management of our business is vested in our Board of Directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Board of Directors’ compensation committee and of the Board of Directors and are subject to the terms of any applicable employment or services agreements that we may enter into with them and to our compensation policy.

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

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two. Messrs. Ehud Aharoni, Dan Avidan, Zeev Levenberg and Ms. Vered Raz Avayo qualify and declared their respective accounting and financial expertise to that effect.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors, with certain exceptions. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Messrs. Zeev Levenberg and Daniel Avidan.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that both our external directors, Messrs. Zeev Levenberg and Daniel Avidan have accounting and financial expertise.

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

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholder meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term. On July 16, 2020, following the approval of our audit committee and the Board of Directors, our shareholders approved, among others, appointing Mr. Zeev Levenberg for an additional (fourth) three-year term.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined that circumstances allow such dismissal, at the same Special Majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholder meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

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

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment according to our amended and restated articles of association.

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

Nasdaq Stock Market Requirements for Compensation Committee

Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, all of whom are independent. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of a board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member.

As noted above, the members of our compensation committee include Messrs. Aharoni, Avidan and Levenberg, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Avidan serves as the chairman of our compensation committee.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $15,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $155,000, which expires on June 28, 2023.

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

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officer’s insurance.

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

We have entered into exculpation agreements with all of our directors and with all members of our senior management. Under such exculpation agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law, subject to the aforesaid limitations.

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

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

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

D.	Employees.

On December 31, 2020, we had 59 full-time employees and 5 part-time employees, out of which 45 employees worked in our R&D department, 9 employees in management and administration, 5 employees in sales, and marketing and 5 employees in operations. On December 31, 2021, we had 68 full-time employees and 5 part-time employees, out of which 54 employees worked in our R&D department, 9 employees in management and administration, 5 employees in sales and marketing, and 5 employees in operations. On December 31, 2022, we had 81 full-time employees and 6 part-time employees, out of which 64 employees worked in our R&D department, 10 employees in management and administration, 8 employees in sales and marketing, and 5 employees in operations.

As of March 20, 2023, we had six full-time senior management employees, including our Chief Executive Officer, Vice President of Business Development, Foresight Changzhou CEO and Vice President of Global Operations, Vice President of Research and Development, Vice President Product and Deputy Chief Executive Officer of Eye-Net Ltd., and an additional two part-time senior managers – our Chief Financial Officer and Vice President of Human Resources. All of our employees are located in Israel, except for two employees in China. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

2016 Equity Incentive Plan

We maintain one equity incentive plan – our 2016 Equity Incentive Plan, or the 2016 Plan. As of March 20, 2023, the number of Ordinary Shares reserved for the exercise of options granted under the 2016 Plan was 56,656,781. In addition, as of March 20, 2023, 36,892,799 options to purchase Ordinary Shares were issued and outstanding, out of which 5,567,174 options to purchase Ordinary Shares were vested as of that date, with an exercise price of NIS 1.95 (approximately $0.53) per share, options to purchase 2,150,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.31 (approximately $0.63) per share, options to purchase 250,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.29 (approximately $0.63) per share, options to purchase 12,161,875 Ordinary Shares were vested as of that date, with an average exercise price of NIS 1.06 (approximately $0.29) per share, options to purchase 400,000 Ordinary Shares were vested as of that date, with an average exercise price of NIS 2.90 (approximately $0.79) per share, options to purchase 768,750 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.33 (approximately $0.36) per share, options to purchase 375,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 6.13 (approximately $1.67) per share, options to purchase 100,000 Ordinary Shares were vested as of that date, with an average exercise price of NIS 4.75 (approximately $1.29) per share and options to purchase 15,095,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 1 (approximately $0.27) per share. Exercise prices in NIS are translated into U.S. dollars at the rate of NIS 3.677 = U.S. $1.00, based on the closing rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel on March 20, 2023.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 20, 2023 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Haim Siboni (3)	30,198,029	9.17%

Directors and executive officers:
Ehud Aharoni (4)	666,667	0.21%
Daniel Avidan (5)	374,000	0.12%
Doron Cohadier (6)	595,461	0.18%
Dror Elbaz (7)	212,892	0.07%
Zeev Levenberg (8)	150,105	0.05%
Eli Yoresh (9)	2,416,667	0.74%
Vered Raz-Avayo (10)	516,667	0.16%
Oren Baron (11)	1,333,334	0.41%
Levi Zruya (12)	450,000	0.14%
Sivan Siboni Scherf (13)	900,000	0.28%
David Lempert (14)	1,025,267	0.32%
Izac Assia (15)	325,000	0.10%
Moshe Scherf (16)	66,667	0.02%
All directors and executive officers as a group (14 persons)		11.97%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 322,979,556 Ordinary Shares issued and outstanding as of March 20, 2023.

(3)	Includes (i) 23,751,696 Ordinary Shares held by Magna – B.S.P. Ltd.; (ii) options to purchase 2,000,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 2.31 (approximately $0.63) per share; and (iii) options to purchase 4,113,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share; and (iii) options to purchase 333,333 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27), Mr. Siboni is the chief executive officer and a director of Magna. Mr. Siboni’s options have expiration dates ranging from May 2024 to October 2029.

(4)	Includes (i) options to purchase 600,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1.95 (approximately $0.53); and (ii) options to purchase 66,667 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27) per share. Mr. Aharoni’s options have expiration dates ranging from February 2024 to October 2029.

(5)	Includes (i) options to purchase 75,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 6.13 (approximately $1.67) per share; and (ii) options to purchase 299,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share. Mr. Avidan’s options have expiration dates ranging from July 2024 to January 2027.

(6)	Includes options to purchase 78,793 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1.95 (approximately $0.53) per share; and (ii) options to purchase 466,668 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share; and (iii) options to purchase 50,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27) per share. Mr. Cohadier’s options have expiration dates ranging from May 2024 to August 2029.

(7)	Includes options to purchase 212,892 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1.95 (approximately $0.53) per share. Mr. Elbaz’s options have expiration dates until May 2024.

(8)	Includes options to purchase 150,105 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share. Mr. Levenberg’s options have expiration dates until July 2027.

(9)	Includes (i) options to purchase 2,250,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share; and (ii) options to purchase 166,667 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27) per share. Mr. Yoresh’s options have expiration dates ranging from June 2027 to August 2029.

(10)	Includes options to purchase 300,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 6.13 (approximately $1.67) per share; and (ii) options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1.95 (approximately $0.53) per share; and (iii) options to purchase 66,667 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27) per share. Ms. Raz-Avayo’s options have expiration dates ranging from August 2024 to October 2029.

(11)	Includes options to purchase 700,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1.95 (approximately $0.53) per share; and (ii) options to purchase 583,334 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share; and (iii) options to purchase 50,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27) per share. Mr. Baron’s options have expiration dates ranging from November 2024 to August 2029.

(12)	Includes options to purchase 300,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1.95 (approximately $0.53) per share; and (ii) options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share. Mr. Zruya’s options have expiration dates ranging from August 2024 to July 2027.

(13)	Includes options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 2.31 (approximately $0.63) per share; and (ii) options to purchase 700,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share; and (iii) options to purchase 50,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27) per share. Ms. Siboni Scherf’s options have expiration dates ranging from May 2017 to October 2029.

(14)	Includes options to purchase 325,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1.95 (approximately $0.53) per share; and (ii) options to purchase 650,267 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an average exercise price of NIS 1.06 (approximately $0.29) per share; and (iii) options to purchase 50,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27) per share. Mr. Lempert’s options have expiration dates ranging from November 2024 to August 2029.

(15)	Includes options to purchase 150,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1.95 (approximately $0.53) per share; and (ii) options to purchase 175,000 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price NIS 1 (approximately $0.27) per share. Mr. Assia options have expiration dates ranging from March 2026 to August 2029.

(16)	Includes options to purchase 66,667 Ordinary Shares that are exercisable within 60 days of March 20, 2023, at an exercise price of NIS 1 (approximately $0.27) per share. Mr. Scherf options have expiration date until October 2029.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2022, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of entities affiliated with Magna from 10.72% to 7.36%, which was due to a corporate restructuring of Magna in which certain shareholders of Magna exchanged their shares of Magna for our Ordinary Shares.

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

Record Holders

Based upon a review of the information provided to us by our registrar in Israel, as of March 20, 2023, there were a total of 13 holders of record of our Ordinary Shares, of which all record holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 29, 2023, there were 89 holder of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Services Agreement

Following the Merger, on January 5, 2016, Magna entered into a services agreement with Foresight Automotive, which provided that, for a period of 12 months following the Merger, Magna shall provide Foresight Automotive with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software in consideration of monthly payments at agreed upon rates for each of Magna’s workers, not to exceed the aggregate monthly consideration of NIS 200,000 plus VAT. Furthermore, Foresight Automotive may extend the agreement by two additional 12 month periods, which right has been exercised by Foresight Automotive on two occasions. On January 28, 2019, the Company’s shareholders approved the extension of the services agreement with Magna for 12 additional months with an option to extend the agreement for two additional 12 month periods, which right has been exercised by Foresight Automotive for the two additional 12 month periods. According to the updated agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $73,000 at the time of the extension) plus VAT. On January 30, 2022, the Company’s shareholders approved the extension of the services agreement with Magna for twelve (12) additional months with an option to extend the agreement for two (2) additional twelve (12) month periods, which right has been exercised by Foresight Automotive for the first additional twelve (12) month period. According to the updated agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $72,000 at the time of the extension) plus VAT. In addition, our Chief Executive Officer, Mr. Haim Siboni, and our Chief Technology Officer, Mr. Levi Zruya, serve as Magna’s Chief Executive Officer and Chief Technology Officer, respectively.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Service Agreement dated January 5, 2016, by and between Foresight Autonomous Holdings Ltd. and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as exhibit 4.3 to form 20-F (File No. 001-38094) filed on March 27, 2018, as amended on January 28, 2019, and on March 8, 2022. See Item 6.B “Related Party Transactions” for more information about this document.

●	Amended Compensation Policy, dated March 31, 2022. See Item 6.C “Board Practices – Compensation Committee” for more information about this document.

●	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated October 2, 2020, filed as Exhibit 10.1 to form 6-K (File No. 001-38094) filed on October 2, 2020. See Item 5.B “Liquidity and Capital Resources – Financing Activities” for more information about this document.

●	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated January 22, 2021, filed as Exhibit 10.1 to form F-3 (File No. 333-252334) filed on January 22, 2021. See Item 5.B “Liquidity and Capital Resources – Financing Activities” for more information about this document.

●	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022. See Item 4.B “Business Overview” for more information about this document.

●	Joint Development and Supply Agreement by and between Foresight Automotive Ltd. and SUNWAY-AI Technology (Changzhou) Co., Ltd., dated November 15, 2022. See Item 4.B “Business Overview” for more information about this document.

D.	Exchange Controls.

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

From time to time, we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

We believe that we will not be a PFIC for the current taxable year, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Stockholders.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in NIS, and a certain portion of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for 2022 by 0.65%% and 1.3%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2022.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Audit fees (1)	$68,201	$68,750
Audit-Related Fees (2)	15,000	40,950
Tax Fees (3)	35,735	4,537
Total	$118,936	$114,237

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns. All of the services provided were approved by audit committee and by our board of directors.

(2)	Includes a consent and a comfort letter. All of the services provided were approved by the audit committee and by our board of directors.

(3)	Include representation before the Israeli tax authority with regard to the transfer of Eye-Net shares to the company, as well as representation before the Israeli VAT authority in connection with an audit. All of the services were approved by the audit committee and by our board of directors.

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

●	Independent directors. Israeli law does not require that a majority of the directors serving on our Board of Directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices – External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

ITEM 19. EXHIBITS.

Exhibit	Description
1.1	Articles of Association of Foresight Autonomous Holdings Ltd. (unofficial English translation from Hebrew original), filed as part of Exhibit 99.1.to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

2.1	Form of Deposit Agreement among Foresight Autonomous Holdings Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 2.1 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

2.2	Description of Securities, filed as Exhibit 2.2 to form 20-F (File No. 001-38094) filed on March 30, 2021, and incorporated herein by reference.

4.1	Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as exhibit 4.3 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated by reference.

4.2	Second Addendum to the Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.5 to form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

4.3	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

4.4	Amended Compensation Policy, dated March 31, 2022, filed as Exhibit 4.10 to form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

4.5	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated January 22, 2021, filed as Exhibit 10.1 to form F-3 (File No. 333-252334) filed on January 22, 2021 and incorporated herein by reference.

4.6	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022, filed as Exhibit 4.12 to form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm (filed herewith).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statement of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the consolidated financial statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: March 30, 2023	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2022

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foresight Autonomous Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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
March 30, 2023

We have served as the Company’s auditor since 2016.

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2022	2021
	Note	USD in thousands
ASSETS
Current assets
Cash and cash equivalents		19,173	28,073
Restricted cash		102	115
Short term deposits		7,216	17,513
Marketable equity securities		2	12
Other current receivables	3	842	660
Total current assets		27,335	46,373
Non-current assets
Operating lease right-of-use asset	9	2,156	2,594
Investment in equity securities	4	2,804	4,011
Fixed assets, net	5	598	503
Total non-current assets		5,558	7,108
TOTAL ASSETS		32,893	53,481
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		315	253
Operating lease liability	9	527	587
Other current payables	7	1,792	1,865
Total current liabilities		2,634	2,705
Operating lease liability non-current	9	1,476	2,143
TOTAL LIABILITIES		4,110	4,848
Shareholders’ equity
Ordinary shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 322,979,556 and 322,652,016 shares as of December 31, 2022, and December 31, 2021, respectively	10B	—	—
Additional paid in capital	10	129,810	128,209
Accumulated deficit		(101,480)	(79,804)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	10	28,330	48,405
Non-controlling interest		453	228
Total equity		28,783	48,633
TOTAL LIABILITIES AND EQUITY		32,893	53,481

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(Dollars in thousands, except per share data)

		Year ended December 31,
		2022	2021	2020
	Note	USD in thousands
Revenues		550	120	—
Cost of revenues		252	67	—
Gross profit		298	53	—
Research and development expenses, net	11	11,534	10,170	8,563
Sales and marketing expenses	12	2,230	1,848	1,268
General and administrative expenses	13	3,989	3,980	3,005
Operating loss		17,455	15,945	12,836
Equity in net loss of an affiliated company	4	—	—	2,718
Financial expenses (income), net	14	4,221	(909)	(179)
Net Loss		21,676	15,036	15,375
Basic and diluted loss per share (in USD)	2L	(0.07)	(0.05)	(0.07)
Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands		322,817	321,356	219,913

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Statements of Changes in Shareholders’ Equity

	Share Capital		Additional		Total Foresight Autonomous Holdings Ltd.	Non-
	Number of shares	USD	paid in capital	Accumulated deficit	Shareholders’ equity	controlling interest	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2020	154,649,602	—	65,681	(49,393)	16,288	—	16,288
CHANGES DURING 2020:
Issuance of ordinary shares	156,847,640	—	44,707	—	44,707	—	44,707
Exercise of options	688,063	—	263	—	263	—	263
Share-based payment	575,000	—	1,088	—	1,088	74	1,162
Loss for the year	—	—	—	(15,375)	(15,375)	—	(15,375)
BALANCE AS OF DECEMBER 31, 2020	312,760,305	—	111,739	(64,768)	46,971	74	47,045
CHANGES DURING 2021:
Issuance of ordinary shares	6,891,720	—	13,508	—	13,508	—	13,508
Exercise of options	1,605,402	—	57	—	57	—	57
Exercise of warrants	1,174,589	—	595	—	595	—	595
Share-based payment	220,000	—	2,310	—	2,310	154	2,464
Loss for the year	—	—	—	(15,036)	(15,036)	—	(15,036)
BALANCE AS OF DECEMBER 31, 2021	322,652,016	—	128,209	(79,804)	48,405	228	48,633
CHANGES DURING 2022:
Exercise of options	7,540	—	4	—	4	—	4
Share-based payment	320,000	—	1,597	—	1,597	225	1,822
Loss for the year	—	—	—	(21,676)	(21,676)	—	(21,676)
BALANCE AS OF DECEMBER 31, 2022	322,979,556	—	129,810	(101,480)	28,330	453	28,783

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Cash flows from Operating Activities
Loss for the year	(21,676)	(15,036)	(15,375)
Adjustments to reconcile loss to net cash used in operating activities:	4,619	2,911	3,880
Net cash used in operating activities	(17,057)	(12,125)	(11,495)
Cash Flows from Investing Activities
Changes in short term deposits	10,297	(12,347)	67
Proceeds from sales of marketable securities	—	—	68
Investment in SAFE	(286)	—	—
Investment in equity securities	(715)	—	—
Purchase of fixed assets	(313)	(235)	(50)
Net cash provided by (used in) investing activities	8,983	(12,582)	85
Cash flows from Financing Activities
Issuance of ordinary shares, net of issuance expenses	—	13,508	45,017
Proceeds from exercise of warrants	—	595	—
Proceeds from exercise of options	—	57	263
Net cash provided by financing activities	—	14,160	45,280
Effect of exchange rate changes on cash and cash equivalents	(839)	(37)	75
(Decrease) increase in cash and cash equivalents and restricted cash	(8,913)	(10,584)	33,945
Cash and cash equivalents and restricted cash at the beginning of the period	28,188	38,772	4,827
Cash and cash equivalents and restricted cash at the end of the period	19,275	28,188	38,772

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

Adjustments to reconcile loss to net cash used in operating activities:	Year ended December 31,
	2022	2021	2020
	USD in thousands
Share-based payment	1,826	2,464	1,162
Depreciation	218	159	254
Equity in net loss of an affiliated company	—	—	2,718
Revaluation of marketable securities	2,217	30	(87)
Exchange rate changes on cash and cash equivalents	839	37	(75)
Changes in assets and liabilities:
Decrease (increase) in other current assets	(182)	(259)	212
Increase (decrease) in trade payables	62	(138)	(296)
Change in operating lease liability	(289)	(33)	60
Increase (decrease) in other payables	(72)	651	(68)
Adjustments to reconcile loss to net cash used in operating activities	4,619	2,911	3,880

Supplemental information for Cash Flow:

Non-Cash Activities:	Year ended December 31,
	2022	2021	2020
	USD in thousands
Accrued issuance expenses recorded in shareholders’ equity	—	—	310
Conversion of SAFE to investment in equity securities	286	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 1 - GENERAL

Foresight Autonomous Holdings Ltd. (the “Company”) was originally incorporated in Israel in September 1977 under the name “Golan Malechet Machshevet Ltd.” as a private company, and in April 1987 became a public company. In 2010, the Company changed its name to “Asia Development (A.D.B.M.) Ltd.” The Company’s ordinary shares, no par value, (the “Ordinary Shares”) are traded on the Tel Aviv Stock Exchange (“TASE”). In addition, since June 15, 2017, the Company has American Depository Shares (the “ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market, and the ratio of the Company’s Ordinary Shares to ADSs is 5:1. On January 5, 2016, the Company acquired (the “Acquisition Transaction”) 100% of the outstanding shares of Foresight Automotive Ltd. (“Foresight Ltd.”), a company incorporated in Israel, pursuant to a capital share exchange agreement dated as of October 11, 2015, among the Company, Magna B.S.P. Ltd. (“Magna”), and Foresight Ltd. In exchange for the outstanding shares of Foresight Ltd., the Company issued to Magna a total of 35,884,116 of the Company’s Ordinary Shares representing approximately 64.50% of the Ordinary Shares then issued and outstanding after giving effect to the Acquisition Transaction. As a result of the Acquisition Transaction, Foresight Ltd. became a wholly owned subsidiary of the Company as of January 5, 2016, and, subsequently to the Acquisition Transaction, the Company changed its name to “Foresight Autonomous Holdings Ltd.”

Foresight Ltd. was established in July 2015 by Magna to transfer all of Magna’s three-dimensional (3D) computer vision research and development technology and business in the area of Advanced Driver Assistance Systems (“ADAS”) to a separate entity. As part of the reorganization, Magna transferred to Foresight Ltd. all the intellectual assets comprised mostly of know-how, software and algorithms developed by Magna.

Eye-Net Mobile Ltd (“Eye-Net”) was established in May 2018 by Foresight Ltd. in order to develop cellular based, beyond-line-of-sight, accident prevention solutions. On September 15, 2022, Foresight Ltd. transferred the shares of Eye-Net to the Company, free of charge and in accordance with the provisions of Section 104 C of the Israeli Income Tax Ordinance [New Version] 5721-1961, so that after the transfer of the shares, the Company directly holds all of the shares of Eye-Net.

On January 5, 2022, the Company announced the establishment of Foresight Changzhou Automotive Ltd., (“Foresight Changzhou”), a wholly owned subsidiary, in Jiangsu Province, China. Foresight Changzhou was established in cooperation with the China-Israel Changzhou Innovation Park (CIP), a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market.

The Company and its subsidiaries Foresight Ltd., Eye-Net and Foresight Changzhou are collectively referred to as the “Company” or the “Group.”

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

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate significant operational losses and to continue to fund operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. The Company anticipates its existing cash will be sufficient to fund its expected operating cash requirements for at least twelve months following the date of this report.

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and software	15-33
Office furniture and equipment	7
Leasehold improvements	Over the shorter of the related lease period or the useful life of the asset

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

F.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, short term deposits, other current receivables, marketable equity securities, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

ASC 820, “Fair Value Measurements and Disclosures, (“ASC 820”), defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact. The Company also considers assumptions that market participants would use when pricing the asset or liability, such as, inherent risk, transfer restrictions and risk of nonperformance. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 - Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active;

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s investment in equity securities is classified within Level 1 of the fair value hierarchy because its quoted price in active market.

G.	Marketable equity securities:

In accordance with ASC 820, marketable equity securities classified as trading are recorded at fair value. The fair value is based on the current market value. Unrealized gains and losses before the securities are sold are reported in the statement of comprehensive loss as financial income or expenses, as appropriate.

H.	Non-marketable equity securities:

In accordance with ASC 321, “investments — Equity Securities”, (“ASC 321”), equity investments without readily determinable fair value are carried at cost minus impairment, if any. When an observable price change in orderly transactions for the identical or a similar investment of the same issuer has occurred, the Company elects to carry those equity investments at fair value as of the date that the observable price change occurred.

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

The Company applies ASC 718-10, “Share-Based Payment,” (“ASC 718-10”), which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including share options granted under the Company’s incentive share option plan based on estimated fair values.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

The following table present summarized basic and diluted per Ordinary Share and per ADS:

	Year ended December 31,
	2022	2021	2020
Net loss	21,676	15,036	15,375
Basic and diluted loss per Ordinary Share (in USD)	(0.07)	(0.05)	(0.07)
Basic and diluted loss per ADS (in USD)	(0.35)	(0.25)	(0.35)
Weighted average number of Ordinary Shares outstanding used in computing basic and diluted loss per share - in thousands	322,817	321,356	219,913
Weighted average number of ADSs outstanding used in computing basic and diluted loss per ADS - in thousands	64,563	64,271	43,983

M.	Revenue recognition:

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

NOTE 3 - OTHER CURRENT RECEIVABLES

	December 31,
	2022	2021
	USD in thousands
Governmental institutes	225	240
Prepaid expenses	380	284
Other receivables	237	136
	842	660

In 2021, the Company received an award in an aggregate amount of approximately $721 from the European Horizon 2020 Program to aid in funding the Company’s research and development. The award does not bear a royalty payment commitment nor is the award otherwise refundable. The Company recorded an amount of $116 as grant receivables in other receivables as of December 31, 2022. $395 was recorded as participation by the European Horizon 2020 grant in research and development expenses during the year ended on December 31, 2022.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 4 – INVESTMENT IN EQUITY SECURITIES

During 2016, the Company entered into a share purchase agreement to acquire 32% of the share capital of Rail Vision Ltd (“Rail Vision”) and three types of warrants to purchase ordinary shares of Rail Vision.

From 2016 to 2020, the Company had a significant influence in Rail Vision but did not own a majority equity interest or otherwise a control in it. Consequently, the Company accounted the investment in Rail Vision using the equity method and was included as an investment in an affiliate company in the consolidated balance sheet.

As of December 30, 2020, the Company signed an agreement with other investors in Rail Vision, which ultimately reduced the Company’s rights to nominate directors on Rail Vision’s Board of Directors to a right to nominate only one director. Consequently, the Company has lost its significant influence over Rail Vision and as of December 31, 2020. The Company presented the remaining equity interest in Rail Vision as an investment in equity securities without readily determined fair value since that date.

In January 2022, the Company invested $286 through a Simple Agreement for Future Equity (“SAFE”) agreement with Rail Vision. According to the SAFE, in the event of an Initial Public Offering (“IPO”) before the maturity date, the SAFE will be automatically converted into Rail Vision’s ordinary shares equal to the purchase amount divided by the IPO price per share.

On April 4, 2022, Rail Vision completed its IPO and became listed on the Nasdaq Capital Market. As part of the IPO, the Company invested an additional $715 in Rail Vision’s ordinary shares and the SAFE converted to Rail Vision’s ordinary shares.

Since April 4, 2022, the Company measures the investment in Rail Vision in fair value through profit or loss.

As of December 31, 2022, the Company held 15.39% (2021: 19.31%) of the issued and outstanding share capital and 12.25% (2021: 16.86%) of the share capital on a fully diluted basis of Rail Vision.

The reconciliation of the opening and closing fair value balance of the investment in equity securities instruments is provided below:

Opening Balance December 31, 2021	$4,011
Changes during 2022:
Revaluation to fair value through profit or loss	(2,208)
Investment in equity securities	715
Conversion of SAFE to equity securities	286
Closing Balance December 31, 2022	$2,804

NOTE 5 - FIXED ASSETS, NET

	December 31,
	2022	2021
	USD in thousands
Cost:
Computers and software	839	739
Office furniture and equipment	356	255
Leasehold improvements	479	392
	1,674	1,386
Less – accumulated depreciation	1,076	883
Fixed assets, net	598	503

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

Depreciation expenses for the years ended December 31, 2022 and December 31, 2021 were $218 and $159, respectively.

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

NOTE 7 - OTHER CURRENT PAYABLES

	December 31,
	2022	2021
	USD in thousands
Employees and related expenses	1,493	1,179
Accrued expenses	299	241
Other payables	-	445
	1,792	1,865

NOTE 8 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

On January 28, 2019, the Company’s shareholders approved the extension of the research and development services agreement with Magna for software development in the area of ADAS. Subject to the conditions prescribed in the agreement, Magna will provide Foresight Ltd. with research and development services for a 12-month period, with an option to extend the agreement for two additional periods of 12 months each, which the Company extended in full. On January 30, 2022, the Company’s shareholders approved an additional extension of the research and development services agreement with Magna. Subject to the conditions prescribed in the agreement, Magna will continue to provide Foresight Ltd. with research and development services for a 12-month period with an option to extend the agreement for two additional 12-month periods. According to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $67) plus VAT.

B.	Israeli Innovation Authority

Magna obtained grants from the Israeli Innovation Authority (the “IIA”) for participation in research and development programs for the years 2011 through 2013, and, in return, further to an acquisition transaction between the Company and Magna, the Company is obligated to pay royalties amounting to 3% to 5% of its future sales up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of LIBOR per annum.

Through the years ended December 31, 2022, 2021 and 2020, total grants obtained amounted to $603, $683 and $661, respectively.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 9 - LEASES

The Company and its subsidiaries, Foresight Ltd. and Eye Net, currently has 3-year leases for their offices with options to extend the leases for another 3 years. The lease for Foresight Ltd. and Eye Net ends on March 31, 2027 and December 15, 2027, respectively. The Company also currently leases several vehicles, each for a term of 3 years. The Company has no finance leases.

Supplemental cash flow information related to operating leases was as follows:

Year Ended December 31, 2022
Cash payments for operating leases	$550
New operating lease assets obtained in exchange for operating lease liabilities	$—

As of December 31, 2022, the Company’s operating leases had a weighted average remaining lease term of 2.7 years and a weighted average discount rate of 5%. Future lease payments under operating leases as of December 31, 2022, were as follows:

Operating Leases
2023	$527
2024	491
2025	483
2026	483
2027	218
Total future lease payments	2,202
Less imputed interest	(199)
Total lease liability balance	$2,003

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the shareholders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of shares, warrants, and options.

1.	Private placements

(a)	During 2016, the Company raised $6,835 in gross proceeds through private placements of its Ordinary Shares. The Company issued a total of 15,050,032 Ordinary Shares (NIS 1.75 per share, approximately $0.45 per share), and a total of 12,022,835 Series A warrants, 13,565,691 Series B warrants and 3,178,557 Series E warrants at an exercise price of NIS 3 per share (approximately $0.93 per share), NIS 4 (approximately $1.24 per share), NIS 3 (approximately $0.93 per share), respectively, to purchase 1 Ordinary Share, respectively. After deducting closing costs and fees, the Company received net proceeds of approximately $6,245.

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

(d)	On January 27, 2019, the Company entered into a development agreement for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd. (“RH”). Pursuant to the agreement, RH purchased 1,233,333 Ordinary Shares for a total consideration of $1,000 at a price per share of NIS 3 (approximately $1.23 per share).

(e)	On May 10, 2020, the Company raised $350 in gross proceeds through a private placement of its ADSs. The Company issued a total of 700,000 ADSs (3,500,000 Ordinary Shares) at $0.50 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $321, net of issuance expenses.

2.	Public Offering and Registered direct offering.

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

On October 2, 2020, the Company entered into a sales agreement, pursuant to which the Company was able to sell from time to time, ADSs, in the aggregate amount of up to $8,100 (the “October 2020 Sales Agreement”). Sales under the October 2020 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the October 2020 Sales Agreement, the Company sold, through the sales agent, an aggregate of 4,371,131 ADSs (21,855,655 Ordinary Shares) at an average price of $1.85 per ADS, raising gross proceeds of approximately $8,085. After deducting closing costs and fees, the Company received net proceeds of approximately $7,752 net of issuance expenses.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

On January 22, 2021, the Company entered into a sales agreement, pursuant to which the Company can sell from time to time, ADSs, in the aggregated amount of up to $60,000 (the “January 2021 Sales Agreement”). Sales under the January 2021 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the January 2021 Sales Agreement, the Company sold in 2021, through the sales agent, an aggregate of 1,378,344 ADSs (6,891,720 Ordinary Shares) at an average price of $10.137 per ADS, raising gross proceeds of approximately $13,972. After deducting closing costs and fees, the Company received net proceeds of approximately $13,508, net of issuance expenses. No sale under the January 2021 Sales Agreement were made during 2022.

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

During 2022, the Company granted 320,000 Ordinary Shares to several service providers. The Company recorded in its 2022 statement of comprehensive loss an expense of $68 in respect of such grant included in general and administrative expenses.

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

(1)	On July 16, 2020, the Company granted to Magna’s employees options to purchase a total of 950,000 Ordinary Shares at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options vest over 12 quarters until fully vested on December 31, 2022. The Company recorded in its 2022, 2021 and 2020 statement of comprehensive loss an expense of $48, $51 and $51 respectively, in respect of such grant, included in research and development expenses.

On January 18, 2021, the Company approved an extension to the expiration dates of all the options already granted to Magna’s employees, from three years after each vesting date to seven years starting from the grant date. As a result, the Company recorded in its 2022 and 2021 statement of comprehensive loss an expense of $8 and $17, respectively.

(2)	On November 12, 2020, the Company granted options to service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 1.33 (approximately $0.39 per share at the grant date). The options vest equally over eight quarters until fully vested on October 1, 2022.

(3)	On January 18, 2021, the Company granted options to service providers to purchase a total of 400,000 Ordinary Shares at an exercise price of NIS 2.9 (approximately $0.93 per share at the grant date). 300,000 of the options vest equally over twelve quarters until fully vested on January 1, 2024, and for 100,000 options one third of the options vest on January 1, 2022, and the balance vest equally over eight quarters until fully vested on January 1, 2024. The Company recorded in its 2022 and 2021 statement of comprehensive loss an expense of $91 and $91, respectively.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

(4)	On March 25, 2021, the Company granted options to service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 4.75 (approximately $1.53 per share at the grant date). The options vest equally over twelve quarters until fully vested on January 1, 2024. The Company recorded in its 2022 and 2021 statement of comprehensive loss an expense of $22 and $22, respectively.

(5)	On December 30, 2021, the Company granted options to service providers to purchase a total of 400,000 Ordinary Shares at an exercise price of NIS 2.29 (approximately $0.74 per share at the grant date). 200,000 of the options vest equally over twelve quarters until fully vested on January 1, 2025. For 100,000 options one third of the options vest on January 1, 2023, and the balance vest equally over eight quarters until fully vested on January 1, 2025. For the remaining 100,000 options, upon meeting predefined business targets, 50% vest on December 31, 2022, and 50% on December 2023, the Company recorded in its 2022 statement of comprehensive loss an expense of $26.

4.	Shares and options to employees

(a)	Incentive Plan

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

(b)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

As of December 31,
	2022	2021
Exercise price	$0.28-$0.65	$0.41-$1.81
Expected volatility	93%-95%	93%-99%
Risk-free interest	1.5%-4.5%	0.26%-0.7%
Expected life of up to (years)	3.5-4.5	3.88-4.43

The following table summarizes the option activity for the years ended December 31, 2022, and 2021 for options granted to employees, officers, and directors:

	As of December 31,
	2022			2021
	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)
Outstanding at beginning of period (c)	22,860,713	$0.5	4.84	24,076,750	$0.47	1.61
Granted (d)	13,075,000	$0.28		3,355,000	$0.91
Exercised	(33,333)	$0.22		(2,707,286)	$0.49
Forfeited	(1,649,164)	0.72		(1,863,751)	$1.63
Outstanding at the end of period	34,253,216	$0.43	5.92	22,860,713	$0.5	4.84
Exercisable at the end of period	19,427,796		4.73	14,749,296		4.29

(*)	The weighted average fair value of options granted during the year ended December 31, 2022, was $ 0.08 per share.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

As of December 31, 2022, the total unrecognized share-based payment expenses related to nonvested awards was $1,662, which is expected to be recognized over the next 3 years.

As of December 31, 2022, there was $1,662 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 1.62 years.

(c)	Options granted during 2020 and 2021.

On March 12, 2020, and on July 16, 2020, the Company extended the exercise period of 3,194,205 and of 2,150,000 outstanding options granted during 2017 to employees and to the Chief Executive Officer and to the Vice President of Human Resources, respectively, for one additional year. As a result, the Company recorded in its 2020 statement of comprehensive loss a total expense of $33.

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

(d)	Options granted during 2022.

On May 23, 2022, the Company’s Board of Directors approved a reduction to the exercise price of previously granted options for 27 employees, under the Company’s 2016 Equity Incentive Plan, with an exercise price of NIS 2.29 to an exercise price of NIS 1. As a result, the Company recorded, in its 2022 statement of comprehensive loss, an expense of $39.

On August 18, 2022, the Company granted options to five of its senior officers to purchase an aggregate of 4,200,000 Ordinary Shares, at an exercise price of NIS 1 (approximately $0.31 per share at the grant date). The options vest over 12 quarters until fully vested, starting from January 1, 2023.

On October 20, 2022, the Company’s shareholders approved grants of options to three members of the Company’s Board of Directors, to the Company’s Vice President of Human Resources and to the Company’s Chief Executive Officer to purchase 400,000 each, 600,000 and 4,000,000, respectively, of the Company’s Ordinary Shares at an exercise price of NIS 1 (approximately $0.28 per share at the grant date). The options vest over 12 quarters until fully vested. The Company recorded, in its 2022 statement of comprehensive loss, an expense of $6, with respect to such grants, included in general and administrative expenses.

During 2022, the Company granted options to purchase 1,225,000 Ordinary Shares to its employees at an exercise price of NIS 2.29 (approximately $0.72 per share at the grant date), which exercise price was thereafter reduced to NIS 1 as described above, with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters. In addition, the Company granted options to purchase 75,000 Ordinary Shares to its employees at an exercise price of NIS 1.95 (approximately $0.61 per share at the grant date), all the options vest on the grant date. Furthermore, the Company granted options to purchase 1,775,000 Ordinary Shares to its employees at an exercise price of NIS 1 (approximately $0.28 per share at the grant date), with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters.

As a result, the Company recorded in its 2022 statement of comprehensive loss an expense of $64.

(e)	Options granted to Eye-Net’s employees.

On August 19, 2020, the Company’s subsidiary, Eye-Net, granted options to purchase 8,700 ordinary shares of Eye-Net to its employees at an exercise price of $100 per share. The options vest over 12 quarters until fully vested on June 30, 2023. The Company recorded in its 2022, 2021 and 2020 statement of comprehensive loss an expense of $115, $135 and $74, in respect of such grant.

During 2021, the Company’s subsidiary, Eye-Net, granted options to purchase 4,850 ordinary shares of Eye-Net to its employees at an exercise price of $100 per share. 4,500 options vest over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. 350 options vests over 11 quarters until fully vested. The Company recorded in its 2022 and 2021 statement of comprehensive loss an expense of $96 and 19, in respect of such grant.

During 2022, the Company’s subsidiary, Eye-Net, granted options to purchase 1,350 ordinary shares of Eye-Net to its employees. The options vest over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. 450 options were granted at an exercise price of $100 and 900 options were granted at an exercise price of $200 per share. The Company recorded in its 2022 statement of comprehensive loss an expense of $14, in respect of such grant.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

5.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options granted to employees, directors and service providers was comprised, at each period, as follows:

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Cost of revenues	25	5	—
Research and development	929	1,161	469
Marketing and sales	196	169	62
General and administrative	676	1,129	631
	1,826	2,464	1,162
Less: Share-based compensation expense attributable to non-controlling interests	225	154	74
Share-based compensation expense attributable to Foresight Autonomous Holdings Ltd.	1,601	2,310	1,088

NOTE 11 -RESEARCH AND DEVELOMENT, NET

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Payroll and related expenses	8,778	7,556	5,922
Subcontracted work and consulting	1,523	1,751	1,534
Share-based payments to service provider	57	118	67
Rent and office maintenance	1,068	810	671
Travel expenses	141	44	54
Other	362	309	415
Less participation in grants	(395)	(351)	—
Sales of prototypes	—	(67)	(100)
	11,534	10,170	8,563

NOTE 12 -MARKETING AND SALES

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Payroll and related expenses	1,318	1,273	833
Exhibitions, conventions and travel expenses	302	42	175
Consultants	558	394	178
Other	52	139	82
	2,230	1,848	1,268

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 13 -GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Payroll and related expenses	1,756	1,748	1,342
Share-based payments to service providers	215	268	128
Professional services	1,340	1,207	926
Directors’ fees and insurance	405	494	348
Travel expenses	8	—	14
Rent and office maintenance	175	212	146
Other	90	51	101
	3,989	3,980	3,005

NOTE 14 - FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Reevaluation of securities, net	2,208	10	(85)
Bank interest income	(189)	(887)	—
Exchange rate differences	2,194	(14)	—
Other	8	(18)	(94)
	4,221	(909)	(179)

NOTE 15 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 23% in 2022, 2021 and 2020. Such tax rate changes had no significant impact on the Company’s financial statements.

2.	As of December 31, 2022, the Company generated net operation losses of approximately $68,870, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues; therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	December 31,
	2022	2021	2020
Deferred tax assets:	USD in thousands
Operating loss carryforward	68,870	51,683	37,951
Deferred taxes due to carryforward losses	15,840	11,887	8,729
Valuation allowance	(15,840)	(11,887)	(8,729)
Net deferred tax asset	—	—	—

4.	The Company has no uncertain tax positions and foreign sources of income.

5.	Foresight Autonomous Holdings Ltd. has final tax assessments until and including 2019. Foresight Automotive Ltd. has final tax assessments until and including 2017 and Eye-Net Mobile Ltd. does not have final tax assessments since its inception.

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

A.	Transactions:

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Subcontracted work and consulting	748	823	672
Share-based payments to service provider	56	118	67
	804	941	739

B.	Balances:

	As of December 31,
	2022	2021
	USD in thousands
Other accounts payable	63	75
	63	75

