Form 20-F
period 2023-12-31
Foresight Autonomous Holdings Ltd.
filed 2024-03-27
CIK 1691221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Haim Siboni

Chief Executive Officer

Telephone number: +972-077-9709030

Facsimile number: +972-077-9709031

7 Golda Meir

Ness Ziona

7403650 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing 30 Ordinary Shares, no par value (1)	FRSX	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts. Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

459,778,056 ordinary shares as of December 31, 2023.

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

We were incorporated in the State of Israel in September 1977 under the name Golan Melechet Machshevet (1997) Ltd. In April 1987, we became a public company in Israel, and our shares were listed for trade on the Tel Aviv Stock Exchange Ltd., or TASE. On May 16, 2010, we changed our name to Asia Development (A.D.B.M.) Ltd., and on January 12, 2016, we changed our name to Foresight Autonomous Holdings Ltd. Our Ordinary Shares are currently traded on the TASE, and American Depositary Shares, or ADSs, each representing thirty of our Ordinary Shares, currently trade on the Nasdaq Capital Market, both under the symbol “FRSX”. The Bank of New York Mellon acts as depositary of the ADSs.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

iii

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war;

●	projected capital expenditures and liquidity;

●	our ability to raise additional capital to support our operation;

●	changes in our strategy; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its wholly owned subsidiaries, Foresight Automotive Ltd., an Israeli corporation, Eye-Net Mobile Ltd., an Israeli corporation, and Foresight Automotive’s wholly owned subsidiary, Foresight Changzhou Automotive Ltd., a Chinese corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Unless the context otherwise indicates or requires, “Foresight Autonomous Holdings,” “Foresight®,” the Foresight Autonomous Holdings logo and all product names and trade names used by us in this annual report on Form 20-F, including QuadSight® and Eye-Net™ are our proprietary trademarks and service marks. These trademarks and service marks are important to our business. Although we have omitted the “®” and “™” trademark designations for such marks in this annual report on Form 20-F, all rights to such trademarks and service marks are nevertheless reserved.

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this Report and the other reports and documents filed by us with the SEC.

Risks Related to Our Financial Condition and Capital Requirements
●	We are a development-stage company and have a limited operating history, have incurred losses since the date of our inception and anticipate that we will continue to incur significant losses until we are able to commercialize our products.

iv

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

Risks Related to Our Business and Industry

●	Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention and damage to our reputation.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights and proprietary rights for our products, we may not be able to effectively compete in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	If we are unable to comply with Nasdaq listing requirements, our ADSs could be delisted from Nasdaq, and as a result, we and our shareholders could incur material adverse consequences, including negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

●	Our principal shareholders, officers and directors beneficially own over 11.55% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

●	The Jumpstart Our Business Startups Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or our Ordinary Shares.

Risks Related Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, most notably related to Israel’s war with Hamas.

v

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

Since the date of the Merger, and as of December 31, 2023, we have incurred net losses of approximately $119,890,000.

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

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current solutions in response to new regulations, automotive market standards and end-user needs.

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

We aim to sell our products to automotive manufacturers, heavy, agricultural, defense and security equipment manufacturers that incorporate ADAS, semi-autonomous and autonomous technologies in their automobiles and/or equipment and other companies that market or develop component parts of these systems. Many of our competitors have extensive track records and relationships within the these industries.

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

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. See, “Item 16K – Cybersecurity” for additional information.

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

Our products are cost sensitive and subject to customers’ aggressive target costs. Our products are sub solutions of modules as part of full semi-autonomous or autonomous systems with low-cost product expectations and we may therefore be forced to lower or costs or have lower margins.

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

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, we are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims, damage to our reputation, regulatory investigations and redresses, and penalties and liabilities. See, “Item 16K – Cybersecurity” for additional information.

We may conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.

We have been conducting proof of concept, or POC, projects in China and have established a subsidiary in China for these purposes. As a result, we may engage in a substantial amount of business in China in the future. The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

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

Foresight Automotive has a portfolio of four granted U.S. non-provisional applications, two granted patents with the Israeli Patent Office, two granted patent and four full applications in China, six applications in Europe, four applications in Japan, and one Patent Cooperation Treaty (“PCT”) application. Eye-Net Mobile has a portfolio of one granted U.S. patent, four PCT applications, one full application with the Israeli Patent Office and one application in Europe. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights to prevent others from exploiting our technology and may affect the successful commercialization of our products.

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

Risks Related to the Ownership of the ADSs or Our Ordinary Shares

Our principal shareholders, officers and directors beneficially own over 11.55% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 21, 2024, our principal shareholders, officers and directors beneficially own approximately 11.55% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ADSs or our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ADSs or our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or our Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

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

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, including the Israel-Hamas war. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

The State of Israel and Israeli companies have been the subject of boycotts, divestment and sanctions in the past from state and non-state actors. Similarly, Israeli corporations are limited in conducting business with entities from several countries. These actions could expand in number and scope and may have an adverse impact on our operating results, financial condition or the expansion of our business.

On October 7, 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas has also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks have resulted in extensive deaths, injuries and kidnapping. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct some of its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees and consultants (and their spouses or partners) in Israel have been called, and additional employees (or their spouses or partners) may be called, for service in the current or future wars or other armed conflicts with Hamas, and such persons may be absent for an extended period of time. As a result, our operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism.

Moreover, political uprisings and conflicts in various countries in the Middle East are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In Syria, a country bordering Israel, a civil war is taking place. In addition, there are concerns that Iran, which has previously threatened to attack Israel, may step up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Israel has responded with attacks on Iranian military operations in Syria. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities and the facilities of our Israeli suppliers and subcontractors. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face.

Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

In addition, prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiatives, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel, regardless of the proposed changes to the judicial system and the related debate. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors (the “Board).

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

Magna’s research and development efforts related to the technology assigned to Foresight Automotive have been financed in part through royalty-bearing grants in an aggregate amount of approximately $620,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2023. In course of the Merger with Magna and Foresight Automotive, we were required by the IIA to assume, jointly with Magna, its obligations related to such grants. We are required to pay annual royalties to the Israeli government at a rate of between 3% and 5% on revenues from the use of technology that has been developed under IIA up to the total amount of grants received and bearing interest i) the annual interest rate that applied at the time of the approval of the applicable IIA file which applies to all of the funding received under that IIA approval for grants received before June 30, 2017 and ii) the annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, such as the latest Israel-Hamas war, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. In light of the Israel-Hamas war, it is likely that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

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

In 2023, 2022 and 2021, our capital expenditures amounted to $124,000, $313,000 and $235,000, respectively. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

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

Market Opportunity

A MarketsandMarkets market report published in February 2023 foresees a significant growth to the ADAS market over the next eight years. The market is projected to increase from an estimated $30.9 billion in 2022 to $65.1 billion by 2030, registering a compound annual growth rate, or CAGR of 9.7%. This growth is attributable to increasing demand for road safety and strong government support, which has prompted leading vehicle manufacturers to invest in the development of ADAS systems.

The evolution of camera-based systems in the automotive industry started with the use of monocular camera systems, which are expected to be replaced by stereo and tri-focal camera systems for Level 3, 4 and 4/5 vehicles.

A report released in October 2023 by the Research Nester Private Limited predicts a CAGR of 10%, projecting the automotive camera market to increase from $14 billion in 2023 to $46 billion by the end of 2036.

Stereo cameras are an integral part of ADAS, providing features such as lane departure warning, automatic emergency braking, and adaptive cruise control. The market for automotive cameras is expected to be driven by several factors including growing concerns about passenger safety, advances in camera-based ADAS, and the increasing adoption of ADAS features by vehicle manufacturers. This rising demand is projected to create significant revenue opportunities for key players in the global market over the coming years, particularly as ADAS technology continues to evolve.

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

The Importance of Camera Technology for Semi and Fully Autonomous Vehicles

The vast majority of partial autonomous vehicles employ multiple sensors and imaging devices, including radar, laser detectors, or LiDAR, and cameras. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. Unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. LiDAR is a sensor that measures distance by illuminating a target with lasers and analyzing the reflected light. A camera, similar to the human eye, gathers a richer amount of data than either a radar or a LiDAR sensor. For that reason, most ADAS rely more heavily on cameras than on other sensors. Relying only on reflected light may reduce performance under certain lighting or weather conditions. For example, LiDAR pulse can be scattered in the fog, whereas infrared cameras are not affected by fog. Also, a 2019 publication by researchers in the Cornell Computer Science Department argues that the accuracy of a stereo camera is superior and can be a viable and low-cost alternative to LiDAR.

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

A September 2021 Forbes article emphasized the importance of stereo thermal cameras for the detection of any objects in harsh weather conditions. The use of our automatic calibration solution allows stereoscopic camera-based safety systems to generate an accurate depth map of the environment, detect any object and understand what is present on the road.

According to a report by Precedence Research published in October 2023, the global market for automotive active safety systems was estimated at $98.27 billion in 2022, and is projected to reach $227.35 billion by 2032, growing at a CAGR of 8.80%. This expansion is fueled by the rise of autonomous and connected vehicles, where features like ADAS and telematics play a crucial role. These technologies offer both convenience and improved safety, providing automakers with a competitive edge. As the automotive industry progresses towards fully autonomous driving, the importance of active safety systems continues to grow, ensuring the safety of vehicles and passengers on the road.

Automobile manufacturers today have already commercialized vehicles with Level 1 and Level 2 autonomy features, and some have even commenced commercializing Level 3 ADAS systems in specific regions, since the regulatory frameworks for Level 3 ADAS differ significantly across regions.

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

Autonomous driving is based on three main pillars: sensory, processing, and execution.

●	Sensory – Achieved by using different sensory technologies, including cameras, ultrasonic sensors, radars, and LiDAR’s. For partial autonomous solutions, vehicle manufacturers are using cameras, radars, and ultrasonic sensors. However, higher levels of automation vehicle manufacturers will require accurate and robust sensors designed for harsh weather conditions thus enabling autonomous driving.

●	Processing – Processing of the information received from the sensors is then performed by the processors and microcontrollers using artificial intelligence, advanced analytics and machine to machine communication.

●	Execution – Handled by the electronic control unit attached to the actuators, brakes, steering system, gear box, and suspensions.

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

Additional Markets

Our solutions offer a significant competitive advantage in the industrial equipment, agriculture and defense sectors, which are known for shorter sale cycles and fast results. Foresight has achieved several important milestones that should support its short-term revenue generation plans.

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

In June 2022, Elbit Systems Ltd. (“Elbit”), showcased an unmanned robotic combat vehicle, equipped with our QuadSight vision solution, at Eurosatory, the world’s leading land and airland defense and security exhibition. Our stereo camera solution empowers autonomous features such as obstacle detection, terrain analysis and navigation plans in the most challenging conditions, including off-road driving and zero-visibility sandstorms.

In February 2023, Foresight’s QuadSight® stereovision solution was recognized as a significant technological breakthrough by Israel’s Ministry of Defense. The QuadSight® solution outperformed competing sensors, including LiDAR, during extensive testing, following which the Ministry of Defense concluded that Foresight’s passive stereo technology exceeded all requirements and declared it to be a significant technological breakthrough for defense applications.

In July 2023, Foresight signed a mutual exclusive agreement with Elbit for the commercialization of its image processing software solution, securing potential revenues of up to $4 million over five years, starting in the second half of 2023. Elbit started to commercialize Foresight’s software solution, exclusively and globally, in the form of a software license. Foresight’s solution is offered to Elbit’s end customers as a component ADAS for driving safety, as well as a solution for semi and fully-autonomous platforms used in unmanned combat and security ground vehicles in the defense, paramilitary and homeland security markets.

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

In June 2023, we signed a collaboration agreement with KONEC, a Republic of Korea Tier One supplier. A joint development project, aiming to introduce autonomous capabilities to tractors, is in the planning stages. Upon signing a final agreement, the project is expected to begin in 2024.

In August 2023, we announced the signing of a proof-of-concept (POC) project with one of the world’s largest industrial equipment manufacturers to add autonomous capabilities to the manufacturer’s mining and construction trucks. As the project nears completion, the Company believes that it will proceed to the next stage of the agreement within 2024.

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

In 2022 and 2023, we participated in several paid POC projects with leading Tier One suppliers in the automotive industry to assess our ability to improve distance measurement and object detection capabilities of various ADAS systems, using existing cameras. These projects include evaluations by Hitachi Astemo, Ltd. (“Hitachi”), a global Japanese Tier One supplier and ZF North America, Inc. (“ZF North America”), a leading global Tier One technology company.

In addition, over the past year, Foresight has formed meaningful connections and partnerships with leading vehicle manufacturers and Tier One suppliers which are potential purchasers of the Mono2Stereo, including the POC agreement we signed in August 2023 with a leading global Japanese vehicle manufacturer to improve safety measures and the partnership we announced in September 2023 with one of the world’s largest Chinese electric vehicles manufacturers to enhance the original equipment manufacturer’s (OEM) automotive vision solutions.

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

We have developed DynamiCal – a proprietary automatic calibration software solution designed to ensure that stereo cameras remain calibrated at all times regardless of their configuration or position on a vehicle, in order to create accurate and continuous 3D depth perception.

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

Sales and Marketing

A typical sales cycle of our 3D vision solutions, consists primarily of the following steps:

●	Initial engagement – the initial introduction of our technology to potential customers consists of technological roadshows, demonstrations and prototype evaluation. During the technological roadshows, we perform real-time demonstrations of our technology in different scenarios, offering the chance to experience our technology in real time and gain a better understanding of its outstanding capabilities. The scenarios simulate obstacle detection in challenging weather and lighting conditions. Other forms of demonstrations may include performing tests and calculations on data received from potential prospects in order to prove our solutions capabilities. To date, we have performed technological roadshows in the United States, Japan, across Europe, South Korea, India and in China, and dozens of demonstrations in Israel and around the world.

●	POC project – following technological demonstrations and initial evaluation, the customer may decide to engage in a paid POC project to further evaluate the technology. Such projects consist of testing our stereoscopic technology in predefined simulated and real-life scenarios, and last between 3 to 6 months, depending on the industry. Revenue from POC projects is approximately $100,000.

●	Co-development project – once a POC project has been successfully completed, we may enter into a co-development project with the customer, in which our technology is customized to meet the specific requirements of the specific customer. Revenue from a co-development project can reach hundreds of thousands of dollars, depending on the size and scope of the project.

●	Design win stage – entering into an agreement for commercial production with volume ranging in the tens of thousands all the way to hundreds of thousands of units/software licenses per year over a period of 8-10 years.

Our stereoscopic 3D vision solutions are modular and can be customized to meet customer needs:

1.	Software license for generating accurate object detection based on visible-light cameras and the long-wave infrared camera configuration. Our software modules, such as the automatic calibration and dense 3D point cloud software, are also offered as a software license.

2.	SoC: consists of an automotive graded board and image processing software.

3.	A complete solution: consists of image processing software, SoC, and cameras.

To date, we have signed two commercial agreements: (1) a commercial agreement with SUNWAY for up to $51 million for the development and supply of obstacle detection systems for driverless vehicles, as well as for ADAS systems for airport ground support vehicles; and (2) a commercial agreement with Elbit, a leading defense company in Israel.

.

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

Additionally, we have successfully completed a development project for a customized 3D perception solution to meet the requirements of the Israeli Defense Forces, or IDF. The customized solution was showcased in June 2022 by Elbit on an unmanned ground robotic combat vehicle at Eurosatory, the world’s leading land and airland defense and security exhibition in Paris.

Our main focus for 2024 is to (1) increase the number of customers engaged in POC projects in order to allow them to test and evaluate the performance of our technology, (2) engage with customers in co-development projects, allowing us to tailor our solutions to each customer’s individual needs, (3) initiate sales of our products to SUNWAY-AI’s customers for airport ground vehicles, and (4) initiate software license sales to Elbit’s end customers in the defense markets.

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

Additionally, in January 2022, we announced the signing of a multiphase business cooperation agreement with SUNWAY-AI. The first phase consisted of a POC project in which SUNWAY will test the QuadSight vision prototype solution and evaluate our technology and its further potential integration into SUNWAY’s products and services. The POC project was completed successfully and in May 2022 we announced the signing of a memorandum of understanding with SUNWAY. The memorandum of understanding established a joint development program for an obstacle detection system for unmanned vehicles based on our stereoscopic technology, using both visible light and thermal cameras. Consequently, in November 2022, we signed a joint development and supply agreement with SUNWAY to strengthen our relationship. Over the contractual period of four years, the deal may yield up to $51 million in revenue based on demand from SUNWAY. The agreement establishes a joint program for the development and supply of obstacle detection systems and cloud gateway for driverless vehicles, as well as for ADAS for airport ground support vehicles, using both visible light and thermal cameras. Starting in the second half of 2023, SUNWAY will commercialize the ADAS systems to its customers and to third parties in Mainland China, as well as to Hong Kong, Taiwan and Macao. SUNWAY will assume responsibility for all regulatory clearances in connection with commercialization, as well as all installation, deployment, maintenance and support activities. Additionally, and subject to predefined commercial terms, SUNWAY was granted exclusive commercialization rights in China regarding the ADAS systems for ground support vehicles used in airports. Our QuadSight stereoscopic technology, including both proprietary software and cameras, will be licensed to SUNWAY and will serve as the underlying technology for SUNWAY’s ADAS systems, intended for integration into several types of vehicles working closely with aircraft, including fueling vehicles, garbage trucks, boarding vehicles, etc. The QuadSight system allows all obstacle detection in challenging weather and lighting conditions.

In February 2022, we announced that we will customize products and solutions for a leading Israeli defense integrator, Elbit. We developed a customized 3D perception solution to meet the requirements of Elbit’s end-customer, the IDF. Total revenue from the project amounted to approximately $220,000 during 2022. The customization project followed extensive testing of QuadSight prototype solutions by Elbit, over a period of two years, as well as numerous successful demonstrations performed by Elbit to the IDF. Following the successful process, Elbit plans to replace the use of LiDAR in its solutions with our vision technology. In June 2022, Elbit showcased our customized 3D solution on an unmanned ground robotic combat vehicle at Eurosatory, the world’s leading land and airland defense and security exhibition in Paris. Consequently, in July 2023, Foresight signed an exclusive agreement with Elbit for the commercialization of its image processing software solution, securing potential revenues of up to $4 million over five years, starting in the second half of 2023. Elbit has started to commercialize Foresight’s software solution, exclusively and globally, in the form of a software license. Foresight’s solution is offered to Elbit’s end customers as a component ADAS for driving safety, as well as a solution for semi and fully-autonomous platforms used in unmanned combat and security ground vehicles in the defense, paramilitary and homeland security markets.

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

In September 2022, we signed a paid joint POC project with a leading American manufacturer of electric vehicles. The project consists of technological evaluation and testing of predefined scenarios. We intend to demonstrate our ability to create 3D stereo perception with software only, using the manufacturer’s existing pair of mono cameras mounted on a large baseline (distance between the cameras). Our proprietary ScaleCam separated stereo camera solution allows manufacturers to place cameras on a large baseline. This solution increases distance accuracy at long ranges, allows detection of any type of obstacle, and improves the safety and robustness of the manufacturer’s driver assistance system.

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

In June 2023, we signed a memorandum of understanding for cooperation with KONEC Co. Ltd., a leading Tier One automotive supplier, to collaborate on developing ADAS and autonomous driving solutions, expanding KONEC Co. Ltd’s product offering to global customers, including Hyundai, Tesla and Magna.

In August 2023, we signed a paid POC project with the Chinese subsidiary of one of the world’s leading manufacturers of industrial equipment, heavy machinery, construction and mining equipment. The purpose of this POC is to assess the accuracy of our unique automatic calibration capabilities in enhancing 3D depth perception.

Also, in August 2023, we signed an agreement for two POC projects with a leading global vehicle manufacturer so that we can assess the accuracy of our automatic calibration capabilities in enhancing 3D perception and have our Mono2Stereo™ perception enhancement solution assessed in how it is used in existing mono camera with different fields of view. In February 2024, we announced the successful completion of the two POC projects. Following the successful completion of these projects, the parties involved are exploring co-development initiatives for further evaluation of the solution’s capabilities.

In September 2023, we signed a multi-phase cooperation agreement with a leading Chinese electrical vehicle original equipment manufacturer. The first phase of the agreement consists of a POC project to evaluate our 3D perception capabilities including high resolution point cloud, object detection and disparity mapping, for possible enhancement of the OEM’s current automotive vision solution.

In October 2023, we received a notice of allowance from the U.S. Patent and Trademark Office for our patent application “System and Method for Stereoscopic Image analysis”. The patented technology creates 3D depth perception from any given pair of cameras. The cameras may have different optical properties and fields of view, allowing for flexible cameras positioning on the vehicle or leveraging different existing cameras that normally could not be used for depth perception. This technology improves obstacle detection and enhances understanding of road conditions for advanced driver-assistance system (ADAS) or autonomous driving. The patented technology includes a method for automatic calibration of such cameras and a computationally efficient method for calculating dense depth maps. This technology transforms a pair of cameras and a processor into a high frequency and accurate depth sensor. This patent serves as the underlying technology of Mono2Stereo™ and Mono2Stereo™ 360° perception enhancement solutions. Our Mono2Stereo and Mono2Stereo™ 360° solutions enhance existing vision sensor systems by using proprietary software-based algorithms to create a 3D and 360° 3D perception, respectively. These solutions are designed to amplify the performance of existing ADAS sensors resulting in better distance accuracy and more robust active safety features.

Towards the end of 2023, we made a strategic decision to refocus on strengthening client-facing initiatives in the fields of defense and industrial vehicles and reallocate resources accordingly. Throughout 2023, we achieved major milestones in our journey towards commercialization, strengthening our position as a key player in the evolving market of 3D perception solutions for semi and fully-autonomous vehicles.

Foresight’s success lies, in key part, in the modularity of our software vision solutions. This business model enables us to customize 3D perception solutions and tailor them to our customers’ specific needs. Whether integrating our software seamlessly with existing sensors or providing a comprehensive vision solution by combining our proprietary software with customer-requested hardware, we are at the forefront of driving innovation in the industry.

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

According to the World Health Organization Global Status Report on Road Safety, released in December 2023, approximately 1.19 million people die each year as a result of road traffic crashes. More than half of all road traffic deaths are among vulnerable road users, including pedestrians, cyclists and motorcyclists.

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

Furthermore, growing smartphone adoption rates and worldwide infrastructure developments support market growth as 85% of the world’s population owns a smartphone and enjoys a wide deployment of cellular networks and cloud servers.

As governments make substantial investments in public transportation, a need arises to provide mobility solutions intended for the last mile - the last leg of a journey from a transportation hub to a final destination - giving rise to the increased use of micro-mobility vehicles such as electric bikes (“e-bikes”) and electric scooters (“e-scooters”). Enhancing the safety of vulnerable road users, such as e-bike and e-scooter riders, is of great concern. A March 2023 MarketsandMarkets research report forecasts that the electric bike market is projected to grow from $49.1 billion in 2023 to $62.3 billion by 2028 at a CAGR of 4.9%.

According to a July 2023 forecast by Precedence Research, the global automotive V2X market size reached $2.4 billion in 2022 and is expected to reach $66.26 billion by 2032, growing at a CAGR of 39.4% during the forecast period from 2023 to 2032.

The automotive sector has experienced remarkable momentum and is projected to undergo substantial growth in the foreseeable future. The integration of diverse safety features and communication technologies in vehicles has notably improved the convenience aspect of automobiles. Moreover, substantial demand from consumers for these advanced features serves as a driving force behind the market’s expansion. In addition, factors such as increased adoption of connected cars and a rise in urbanization & industrialization are expected to drive the market growth.

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

In 2022, Eye-Net Mobile achieved the following significant milestones:

In February 2022, Eye-Net Mobile was one of five winners selected by the Paris2Connect consortium to participate in an urban mobility experiment to take place in Paris’ Urban Innovation District. The Paris2Connect consortium includes Nokia (HEL: NOKIA), ATC France (a subsidiary of American Tower Corporation), Aximum, RATP Group, and Signify N.V. (AMS: LIGHT).

In September 2022, Eye-Net Mobile signed a five-year commercial cooperation agreement with Pango Pay & Go Ltd., or Pango. Pango is the developer of the leading mobility-as-a-service parking, vehicle, road services and payment application in Israel. Pursuant to the agreement, the parties will cooperate to integrate Eye-Net™ Protect products into Pango’s app as an SDK. The integration will enable Pango app users who completed the onboarding process, to use the service operated by Eye-Net Mobile through the app, which is intended to provide a layer of protection to Pango’s users, potentially preventing accidents by alerting drivers and road users about oncoming collisions. In addition, Pango will be entitled to 50% of third-party revenues received by Eye-Net Mobile for services provided in Israel. Moreover, Pango will be granted options to purchase 2,500 ordinary shares, 0.01 par value per share of Eye-Net Mobile, constituting, if exercised in full, 2.22% of Eye-Net Mobile’s issued and outstanding share capital on a fully diluted basis at an exercise price which reflects a $40 million company valuation. Upon the successful integration of Eye-Net Protect into Pango’s app, Pango will release an updated version of its app, which will include the integrated SDK configuration of the Eye-Net Protect, to its millions of users in Israel. The new integrated solution will include the free-of-charge Eye-Net Protect feature and a potential shared revenue stream derived from offering the premium Eye-Net Protect Plus feature for a monthly subscription fee. In August 2023, Eye-Net Mobile and Pango agreed to postpone the integration process of the Eye-Net Protect products into Pango’s application to the second quarter of 2024 due to internal changes in Pango. As of the date of this annual report on Form 20-F, it is uncertain as to whether the integration will be completed.

In November 2022, Eye-Net Mobile successfully completed a technological roadshow of the Eye-Net Protect solution in Japan. Eye-Net Mobile demonstrated the technology for 20 automotive-related companies, including five leading Japanese OEMs, Tier One and Tier Two suppliers, as well as 11 dashboard cameras (dashcam) companies. Eye-Net Mobile’s successful demonstrations generated significant interest among several world-leading OEMs and manufacturers of complementary equipment to the automotive industry (including infotainment systems and dashcams) who expressed interest in pursuing further technological evaluation.

In 2023, Eye-Net Mobile continued to achieve significant milestones:

In February 2023, Eye-Net Mobile was engaged in a paid POC project to integrate Eye-Zone™ automotive system with a leading Japanese vehicle manufacturer’s existing ADAS systems. The parties engaged in a paid POC project to evaluate the added value and capabilities of Eye-Zone as a software V2X communication layer, allowing for unprecedented, seamless communication between vehicles and all road users (including vulnerable road users). The POC was conducted in collaboration with a leading Japanese technology and communication company that provided the communication infrastructure and advanced communication modules. In March 2024, Eye-Net has received an additional order for a paid development project from the vehicle manufacturer, following the successful completion of the first two phases of the POC project. The next phase will evaluate the potential of Eye-Zone™ as key infrastructure for safety message transmission, aiming to facilitate seamless communication between vehicles and all road users, particularly vulnerable road users. Upon successful evaluation, the parties will explore potential commercial opportunities.

In August 2023, Eye-Net Mobile signed a multi-phase agreement with SoftBank Corp. (“SoftBank”), a Japan-based telecommunications and IT operator, under which the parties engaged in a POC project to validate the integration of Eye-Net Mobile’s server-side technology with SoftBank’s multi-access edge computing infrastructure. The validation project was part of the multi-phase agreement which was a prerequisite for the potential deployment of Eye-Net Mobile’s solutions in the Japanese market. In November 2023, Eye-Net Mobile successfully completed the first phase of the POC project. In March 2024, Eye-Net and SoftBank successfully completed Eye-Net’s technology validation, following which SoftBank will collaborate with its business partners to initiate commercial validation efforts of Eye-Net’s solutions for improved collision prevention in the Japanese market.

In November 2023, Eye-Net Mobile was selected by the European Software République consortium to take part in an incubation program for a project that will deliver an accessible vehicle-to-everything road safety solution for all road users. Software République is a European innovation ecosystem for intelligent, secure, and sustainable mobility, founded by Dassault Systèmes SE, Eviden, Orange S.A., Renault Group, STMicroelectronics N.V and Thales Group.

Investment in Railway Safety

We have leveraged our unique expertise in advanced image processing algorithms and Computer vision technology into the rail industry. As of December 31, 2023 we held a 10.2% stake in Rail Vision Ltd., or Rail Vision (Nasdaq: RVSN), a development stage company that is seeking to revolutionize railway safety and the data-related market.

In April 2022, Rail Vision completed an initial public offering of its ordinary shares and warrants on the Nasdaq Capital Market.

In January 2023, Rail Vision signed a contract with Israel Railways to purchase ten Rail Vision Main Line Systems and related services for a total amount of approximately $1.4 million. The delivery is expected to start during the first quarter of 2024. Rail Vision believes that the first order for such system by a commercial operator will have an impact on the market.

In February 2023, a leading U.S.-based rail and leasing services company purchased a Rail Vision Switch Yard System for $140,000 with support, to evaluate its performance during a six-month trial. The US-based customer offers a suite of rail-centric services including in-plant rail switching and material handling services. Consequently, and after a successful evaluation, in January 2024, Rail Vision announced that it had signed a supply contract with the leading U.S.-based rail and leasing services company valued at up to $5 million for the purchase of Rail Vision’s AI-based Switch Yard Systems.

In October 2023, Rail Vision received a $500,000 order for a single Main Line system and relates services from a leading Latin American mining company.

In January 2024, Rail Vision announced that it had received formal certifications for critical European Union railway standards for its Main Line system: EN 50155, EN 50126, EN 50657, and EN 45545.

In February 2024, the Company sold its entire investment stake in Rail Vision for approximately $1,840,000 in gross proceeds, at an average share price of $6.07. After accounting for selling fees, the net proceeds from the sale totaled approximately $1,832,000.

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

Foresight Automotive has a portfolio of four granted U.S. non-provisional applications, two granted patents with the Israeli Patent Office (“IPO”), two granted patents and four full applications in China, six applications in Europe, four applications in Japan, and one PCT application. Eye-Net Mobile has a portfolio of one granted U.S. patent, four PCT applications, one full application with the IPO and one application in Europe. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provides certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

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

In addition to patent protection, we have also filed trademark applications for the purpose of preserving rights to the identity of our products. Foresight Automotive has two trademarks that have been granted in Israel and two additional applications that were filed via the Madrid Protocol, one of them has been granted in Europe, UK, Japan and the U.S. and the second has been granted in Europe and the UK. Eye-Net Mobile has One trademark that has been granted in Israel, one additional application was filed via the Madrid Protocol and has been granted in Europe and the UK. While we pay great attention to its trademark rights and to the avoidance of disputes relating to its products, there is no assurance that third parties may not allege that a use of our trademarks constitutes infringement of third-party trademark rights or other rights. However, when registration of our trademarks is perfected, we expect that the danger of any such adverse occurrence will be minimized or avoided entirely.

Research and Development

For the years ended December 31, 2023, 2022 and 2021, we incurred approximately $11,587,000, $11,534,000 and $10,170,000, respectively, of research and development expenses, net.

Through Foresight Automotive, we have a development services agreement with Magna, pursuant to which Magna provides Foresight Automotive with software development services in consideration of monthly payments at agreed upon rates for each of Magna’s employees, not to exceed the aggregate monthly consideration of NIS 70,000, plus VAT. We expect that the services provided by Magna will decrease as we hire additional employees and expand our in-house capabilities.

Grants from the Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2023, we have received the aggregate amount of approximately $620,000 from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure.

Magna B.S.P. Ltd., a private company incorporated in Israel, holds approximately 7.57% of our issued and outstanding share capital as of the date of this annual report on Form 20-F. We currently have two wholly-owned subsidiaries: Foresight Automotive and Eye-Net Mobile. In addition, Foresight Automotive has one wholly-owned subsidiary, Foresight Changzhou, incorporated in Jiangsu Province, China.

On January 5, 2022, we announced the establishment of Foresight Changzhou Automotive Ltd., a wholly owned subsidiary, in Jiangsu Province, China. The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park, or CIP, a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market.

On September 15, 2022, Eye-Net Mobile became a wholly owned subsidiary of the Company.

D.	Property, Plant and Equipment.

Our offices and research and development facilities are located at the Science Industrial Park in Ness Ziona, Israel, where we currently occupy approximately 15,000 square feet. We lease our facilities, and our leases end on March 31, 2027 and December 15, 2024. Both of our leases have an extension option for additional 3-year periods. Our monthly rent payment is approximately NIS 142,000 (approximately $39,000).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2022 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
U.S. dollars in thousands	2023	2022
Payroll and related expenses	8,997	8,778
Subcontracted work and consulting	1,229	1,523
Share-based payments to service providers	19	57
Rent and office maintenance	936	1,068
Travel expenses	90	141
Other	416	362
Less participation in grants	(100)	(395)
Total	11,587	11,534

We expect that our research and development expenses will increase as we will need to recruit more employees as we move closer to commercialization of our solutions.

Sales and marketing

Our sales and marketing expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and travel expenses and other marketing and sales expenses.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
U.S. dollars in thousands	2023	2022
Payroll and related expenses	1,076	1,318
Exhibitions, conventions and travel expenses	379	302
Consultants	416	558
Other	68	52
Total	1,939	2,230

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
U.S. dollars in thousands	2023	2022
Payroll and related expenses	1,458	1,756
Share-based payments to service providers	134	215
Professional services	898	1,340
Directors’ fees and insurance	326	405
Travel expenses	15	8
Rent and office maintenance	196	175
Other	92	90
Total	3,119	3,989

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022.

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2023	2022
Revenues	497	550
Gross profit	354	298
Research and development expenses, net	11,587	11,534
Marketing and sales	1,939	2,230
General and administrative	3,119	3,989
Operating loss	16,291	17,455
Financial expenses, net	2,119	4,221
Net loss	18,410	21,676
Loss attributable to holders of Ordinary Shares	18,410	21,676

Revenues

Our Revenues for the year ended December 31, 2023, amounted to $497,000, representing a decrease of $53,000, or 9.6%, compared to approximately $550,0000 for the year ended December 31, 2022. The revenues for the twelve months ended December 31, 2023, were generated primarily from the commercialization agreement of the Company with Elbit in the amount of $250,000 and from the successful execution of several projects including a POC project with two leading Japanese vehicle manufacturers in the amount of $106,000, an Eye-Net POC project with SoftBank in the amount of $34,000 and an Eye-Net POC project with a leading Japanese vehicle manufacturer in the amount of $28,000.

Research and development expenses, net

Our research and development expenses for the year ended December 31, 2023 amounted to $11,587,000, representing an increase of $53,000, or 0.5%, compared to approximately $11,534,000 for the year ended December 31, 2022.

Sales and marketing

Our marketing and sales expenses for the year ended December 31, 2023 amounted to approximately $1,939,000, representing a decrease of approximately $291,000, or 13%, compared to approximately $2,230,000 for the year ended December 31, 2022. The decrease is mainly attributable to a decrease in payroll and related expenses and a decrease in consultants.

General and administrative

Our general and administrative expenses amounted to approximately $3,119,000 for the year ended December 31, 2023, representing a decrease of approximately $870,000, or 22%, compared to approximately $3,989,000 for the year ended December 31, 2022. The decrease is mainly attributable to a decrease in payroll and related expenses and in professional services.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2023 was approximately $16,291,000, as compared to an operating loss of approximately $17,455,000 for the year ended December 31, 2022, a decrease of approximately $1,164,000, or 7%.

Financial expenses and income, net

Financial expenses, net, mainly consist of revaluation of securities, bank interest income, exchange rate differences and other transactional costs.

We recognized financial expenses, net, of approximately $2,119,000 for the year ended December 31, 2023, compared to financial expenses, net of $4,221,000 for the year ended December 31, 2022. Finance expenses, net for the year ended December 31, 2023, consist primarily of loss from the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $2,333,000 and from exchange rate differences and lease liabilities in the amount of $466,000, offset by interest income in the amount of $667,000. Finance expenses, net, for the year ended December 31, 2022, consisted of loss from the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $2,208,000, and exchange rate differences and lease liabilities in the amount of $2,202,000, offset by interest income in the amount of $189,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2023 was approximately $18,410,000, as compared to approximately $21,676,000 for the year ended December 31, 2022, a decrease of approximately $3,266,000.

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

Overview

Since our inception through December 31, 2023, we have funded our operations principally with approximately $118,700,000, in the aggregate, from funding from Magna, the issuance of Ordinary Shares or ADSs and exercise of warrants and options. As of December 31, 2023, we had approximately $15.7 million in cash and cash equivalents and restricted cash.

The table below presents our cash flows for the periods indicated:

	December 31,
U.S. dollars in thousands	2023	2022
Operating activities	(14,926)	(17,057)
Investing activities	7,092	8,983
Financing activities	4,181	-
Effect of exchange rate changes on cash and cash equivalents	112	(839)
Net decrease in cash and cash equivalents	(3,541)	(8,913)

Operating Activities

Net cash used in operating activities of approximately $14,926,000 during the year ended December 31, 2023 was primarily used for payment of payroll and related expenses, payments for professional services, subcontracted work and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $17,057,000 during the year ended December 31, 2022 was primarily used for payment of payroll and related expenses, payments for professional services, subcontracted work and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of approximately $7,092,000 during the year ended December 31, 2023 was due to changes in short-term deposits of approximately $7,216,000 and for purchases of fixed assets of approximately $124,000.

Net cash provided by investing activities of approximately $8,983,000 during the year ended December 31, 2022 was due to changes in short-term deposits of approximately $10,297,000, offset by our investment in Rail Vision equity securities of approximately $715,000 and investment in a simple agreement for future equity (SAFE) with Rail Vision of approximately $286,000, and from purchases of fixed assets of approximately $313,000.

Financing Activities

Net cash provided by financing activities of approximately $4,181,000 during the year ended December 31, 2023 was the result of the proceeds from a registered direct offering of 4,500,000 ADSs at $1.00 per ADS, with net proceeds of $4,046,000 after deducting placement fees, and from sales of 59,950 ADSs through the 2021 Sales Agreement with an average price of $2.775 per ADS, raising net proceeds of approximately $137,000 after deducting closing costs and fees.

There was no financial activity during the twelve-month period ended December 31, 2022.

On January 22, 2021, we entered into a subsequent sales agreement with AGP, or the January 2021 Sales Agreement, pursuant to which we may offer and sell, from time to time, our ADSs. In that regard, we registered up to $60,000,000 of our ADSs on a Registration Statement on Form F-3 (File No. 333-252334) for the sale under the January 2021 Sales Agreement. Through December 7, 2023, the date we terminated the 2021 Sales Agreement, we have sold an aggregate of 1,438,294 ADSs for aggregate gross proceeds of approximately $14.1 million.

On December 7, 2023, we entered into definitive securities purchase agreements with U.S. institutional investors and Israeli investors to purchase an aggregate of 4,500,000 of our ADSs representing 135,000,000 ordinary shares, at a purchase price of $1.00 per ADS in a registered direct offering, or the Registered Direct Offering. The total gross proceeds from the Registered Direct Offering were approximately $4.5 million. The closing of the sale of the ADSs occurred on December 11, 2023. There were two Company related insider participants in the Registered Direct Offering: our Chief Executive Officer, Haim Siboni, who controls Magna, through the participation of Magna and Sivan Siboni-Scherf, our Vice President of Human Resources. The aggregate amount invested by the insider participants in the Registered Direct Offering was $525,000. We also entered into a letter agreement with A.G.P./Alliance Global Partners, as placement agent, dated December 7, 2023, pursuant to which they agreed to serve as the placement agent in connection with the Registered Direct Offering. We agreed to pay the placement agent a cash placement fee equal to 7.0% of the gross proceeds received for the ADSs in the Registered Direct Offering provided, however that for certain investors, the placement agent credited us four percent (4.0%) of the aggregate purchase price paid by such purchasers. We also agreed to reimburse the placement agent for certain fees and disbursements incurred by them in connection with the Registered Direct Offering in an amount of up to $50,000.

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

As of December 31, 2023, our cash and cash equivalents including restricted cash and short-term bank deposits were approximately $15,734,000. As of the date of this annual report on Form 20-F, after selling the entire investment stake in Rail Vision for approximately $1,840,000 we expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations through the end of the second quarter of 2025.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2023, to the year ended December 31, 2022— Research and Development Expenses, Net.”

5.D	Trend Information

5.E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2023. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

We estimate the fair value of share options granted using the Black-Scholes-Merton options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are Ordinary Shares price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical Ordinary Shares price movements over the period, equal to the expected option term. We have historically not paid dividends and have no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from Israeli governmental debentures with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and our results of operations. During 2023, our Board approved the grant of options to purchase 2,675,000 of our Ordinary Shares, subject to the terms and condition of each specific grant.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Haim Siboni	64	Chief Executive Officer, Chairman of the Board
Eli Yoresh	53	Chief Financial Officer
Levy Zruya	74	Chief Technology Officer
Oren Bar-On	52	Vice President of Global Operations and Foresight Changzhou Chief Executive Officer
Sivan Siboni Scherf	37	Vice President of Human Resources
Dror Elbaz	45	Eye-Net Mobile’s Chief Executive Officer
David Lempert	37	Vice President of Research and Development
Izac Assia	52	Vice President of Product
Ehud Aharoni (1) (2)	66	Director
Daniel Avidan (1) (2) (3)	61	Director
Zeev Levenberg (1) (2) (3)	60	Director
Vered Raz-Avayo (2)	54	Director
Moshe Scherf	40	Director

(1)	Member of our Audit, Compensation and Financial Statements Examination Committee.

(2)	Independent director under Nasdaq Stock Market rules.

(3)	External director under Israeli law.

Haim Siboni, Chief Executive Officer, Director

Mr. Haim Siboni has served as our Chief Executive Officer and on the Board since January 2016. Mr. Siboni has also served as the chief executive officer and as a director of Magna, our significant shareholder, since January 2001. Mr. Siboni also serves as Chairman of the Board since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Eli Yoresh, Chief Financial Officer

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and was on our Board from October 2010 until August 2019. Mr. Yoresh is a seasoned executive with over 20 years of executive and financial management experience, mainly with companies from the financial, technology and industrial sectors. Since September 2017 Mr. Yoresh has been serving as a director and since January 2024 as the chairman of the board of Rail Vision Ltd (Nasdaq: RVSN), since September 2018, has been serving as a director and since February 2020 as the chairman of the board at Medigus Ltd. (Nasdaq: MDGS), since November 2020 as a director and since September 2022 as the chairman of the board of Gix Internet Ltd (TASE: GIX), since August 2021 as a director of Elbit Imaging Ltd (TASE: EMITF), and since September 2021 as a director in Jeff Brands Ltd (Nasdaq: JFBR). Mr. Yoresh also served as a director at Nano Dimension Ltd. (Nasdaq: NNDM). Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh holds a B.A. in Business Administration from the College of Management and an M.A. in Law from Bar-Ilan University. Mr. Yoresh is a Certified Public Accountant in Israel.

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

Sivan Siboni Scherf, Vice President of Human Resources

Mrs. Sivan Siboni Scherf has served as our Vice President of Human Resources since January 2019. Prior to that, Mrs. Scherf served as our head of human resources since 2015. Mrs. Scherf has as served legal counsel of Magna since 2015. Mrs. Scherf is a certified attorney, and a member of the Israel Bar Association since 2014. Mrs. Scherf holds a bachelor’s degree in Law and Business Management.

Dror Elbaz, Eye-Net Mobile’s Chief Executive Officer

Mr. Dror Elbaz has served as Eye-Net Mobile’s Chief Executive Officer since February 1, 2023, prior to that as Eye-Net Mobile’s Chief Operating Officer and Deputy Chief Executive Officer since August 2018 and prior to that as Vice President of Research and Development of Foresight Automotive from December 2016 to July 2018. Mr. Elbaz has more than 15 years of research and development experience with multidisciplinary and highly engineered electro-optical systems, image acquisition, image processing and 3D reconstruction. From 2012 to 2015, Mr. Elbaz served as an R&D Projects Manager and as an Application Product Team Leader at Orbotech Ltd. (Nasdaq: ORBK). From February 2015 to October 2016, Mr. Elbaz served as a Technical Projects Manager and then as Vice President of Engineering at Replay Video Technologies Ltd. Mr. Elbaz holds a B.Sc. in Computer Engineering from Bar Ilan University, Israel, and an M.B.A. in Technological Companies Management from the College of Management.

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

Ehud Aharoni, Director

Mr. Ehud Aharoni has served on the Board as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Mr. Aharoni serves as the CEO and Academic Director of Lahav Executive Education, Coller School of Management, Tel-Aviv University, and a former lecturer at the school’s MBA and EMBA courses in Strategy, Innovation Strategy and Global Strategy. In 2004 he established the Eli Hurvitz Institute of Strategic Management at the School and served as its Executive director between 2004-2018. Prior his role at Lahav, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. with specialization in Finance and a Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

Daniel Avidan, Director

Mr. Daniel Avidan has served on the Board as an external director since July 2017. From 2019 Mr. Avidan is serving as chief financial officer in MRR Thirteen Ltd. Mr. Avidan served as the chief executive officer of Sapir Corp Ltd. from 2014 to 2019. From 2012 to 2014, Mr. Avidan served in several positions in the Meuhedet Health Fund. From 2010 to 2012, Mr. Avidan served as the chief executive officer of Adumim A.D. Holdings Ltd. Between the years 1989 to 2010, Mr. Avidan held senior finance positions in four public companies in Israel and abroad. Mr. Avidan holds a B.A. in Economics from the Hebrew University of Jerusalem.

Zeev Levenberg, Director

Mr. Zeev Levenberg has served on the Board as an external director since July 2011. Mr. Levenberg served as the co-founder, director and chief executive officer of My Connecting Group Ltd from 2015 to 2020. Mr. Levenberg served as a director at Panaxia Labs Israel Ltd. from 2009 to 2019, as an external director in Alon Blue Square from 2016 till November 2019, and as an external director from February 2023. Mr. Levenberg is the owner and CEO of Harel Tamar Ltd. Mr. Levenberg Also served as Director on Kardan Israel Ltd. from 2016 till 2018, when the company delisted from the Tel Aviv Stock Exchange. Between 2012 and 2017 Mr. Levenberg served as a director at MySize Inc., a dual listed company that traded at the Nasdaq and TASE. Mr. Levenberg holds an M.B.A. in Financial Management from Bar-Ilan University Business School, M.A. in Law studies from Bar-Ilan University and a B.Sc. in Life Science from the Hebrew University.

Vered Raz-Avayo, Director

Mrs. Vered Raz-Avayo has served on the Board as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 14 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., a director at Nayax Ltd. (TASE:NYAX) and a director in Shikun & Binui Energy Ltd. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

Moshe Scherf, Director

Mr. Moshe Scherf has served on the Board since July 2021. Mr. Scherf has been providing legal services to Magna since 2016. Mr. Scherf has had a private law practice specializing in commercial litigation, dispute resolution and family law since 2013. Mr. Scherf lectures in the fields of civil law in various law faculties in Israel and was also a teaching assistant in several law courses. Mr. Scherf holds a LLB from Ono Academic College and an LLM from Bar Ilan University and is a member of the Israeli Bar Association.

Family Relationships

Ms. Siboni Scherf is the daughter of Mr. Haim Siboni and is married to Mr. Moshe Scherf. Mr. Levy Zruya was previously married to Mr. Haim Siboni’s sister. Otherwise, there are no family relationships between any members of our executive management and our directors.

B.	Compensation.

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2023, through December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.689 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 13 persons as of December 31, 2023	$1,185,608	$182,680	$454,024

(1)	The Company estimates the fair value of share options granted as equity awards using a Black-Scholes option-pricing model.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2023.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total
Haim Siboni	$277,572	$151,927	$429,509

Eli Yoresh	$153,538	$93,147	$246,685

Dror Elbaz	$217,161	$13,423	$230,584

Izac Assia	$169,349	$58,465	$227,814

Oren Bar-On	$177,895	$43,751	$221,646

On August 18, 2022, we granted options to five of our senior officers to purchase an aggregate of 4,200,000 Ordinary Shares at an exercise price of NIS 1 (approximately $0.31 per share at the grant date). The options vest in equal quarterly installments over 12 quarters, commencing on January 1, 2023.

On October 20, 2022, our shareholders approved grants of options, with an exercise price of NIS1 (approximately $0.28 per share at the grant date) to (i) three members of the Board for each to purchase up to 400,000 Ordinary Shares, (ii) our Vice President of Human Resources to purchase up to 600,000 Ordinary Shares and (iii) our Chief Executive Officer to purchase up to 4,000,000 Ordinary Shares. The options vest in equal quarterly installments over 12 quarters until fully vested. We recorded, in our 2022 statement of comprehensive loss, an expense of $6, with respect to such grants, which is included in general and administrative expenses.

On May 31, 2023, the Board approved a reduction to the exercise price of previously granted options for all outstanding options previously issued, under the Company’s 2016 Equity Incentive Plan, to an exercise price of NIS 0.5 (approximately $0.13 per share at the approval date).

On July 27, 2023, the Company’s shareholders approved grants of options to two members of the Board to each purchase 400,000 of the Company’s Ordinary Shares at an exercise price of NIS 0.5 (approximately $0.13 per share at the grant date). The options vest over twelve quarters until fully vested.

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and most of them contain also customary provisions regarding assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance, subject to certain exclusions and to exculpate them in certain circumstances. Members of our senior management may be eligible for bonuses in accordance with our compensation policy and as set forth by the Board.

For a description of the terms of our options and option plans, see “Item 6. E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her engagement with our company.

C.	Board Practices.

Introduction

Our Board presently consists of six members. Under the Companies Law, an Israeli public company is required to appoint at least two external directors to serve on its board of directors, with certain exceptions. Presently two of the six members of our Board are external directors. We believe that Ehud Aharoni, Daniel Avidan, Zeev Levenberg and Vered Raz-Avayo are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of Board members (including external directors) shall be set by the general meeting of the shareholders, provided that it will consist of not less than three and not more than ten members. Pursuant to the Companies Law, the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Board compensation committee and of the Board and are subject to the terms of any applicable employment or services agreements that we may enter into with them and to our compensation policy.

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

In addition, under certain circumstances, our amended and restated articles of association allow our Board to appoint directors to fill vacancies on our Board or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6. C. Board Practices—External Directors” below.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our Board. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our Board must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two. Messrs. Ehud Aharoni, Dan Avidan, Zeev Levenberg and Ms. Vered Raz Avayo qualify and declared their respective accounting and financial expertise to that effect.

The Board must elect one director to serve as the chairman of the Board to preside at the meetings of the Board and may also remove that director as chairman, unless otherwise provided in the articles of association with respect to the appointment of the chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the Board, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the Board; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Mr. Haim Siboni has been serving in the combined role of Chairman of the Board and Chief Executive Officer of the Company from July 8, 2021, according to the approval of the shareholders of the Company from the same date.

The Board may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the Board, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statements examination committee and compensation committee are described below.

The Board oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. The Board is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee and our Board.

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

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term. On July 27, 2023, following the approval of our audit committee and the Board of Directors, our shareholders approved, among others, appointing Messrs. Dan Avidan and Zeev Levenberg for an additional (third and fifth, respectively) three-year terms.

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

Committees of the Board of Directors

Our Board has originally established three standing committees, the audit committee, the compensation committee and the financial statements examination committee. To date, our audit committee also serves as a compensation and financial statements examination committee, in accordance with the provisions of the Companies Law and the regulations promulgated thereunder allowing same in certain exceptions, as set forth herein.

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

Our audit committee, acting pursuant to a written charter, is comprised of Messrs. Zeev Levenberg, Daniel Avidan and Ehud Aharoni.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6 C.—Board Practices—Approval of Related Party Transactions under Israeli Law”);

(iii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(iv)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board or shareholders, depending on which of them is considering the appointment of our auditor;

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

As noted above, the members of our audit committee include Mr. Levenberg and Mr. Avidan who are external directors, and Mr. Aharoni who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Levenberg serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our Board has determined that that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

Under the Companies Law, an audit committee that meets the requirements set forth for financial statements examination committee in certain regulation promulgated under the Companies Law, may serve also as a financial statements examination committee. In May 2020, our Board determined that our audit committee shall serve also as a financial statements examination committee.

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

Our compensation committee reviews and recommends to our Board: (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors re-examine the proposed compensation policy and determine, based on detailed reasoning, that adopting the compensation policy would be beneficial to the company. Furthermore, according to the Companies Law, the compensation policy must generally be periodically reviewed by the compensation committee and the board of directors and needs to be re-approved once every three years by the board of directors, following recommendation by the compensation committee, and by a Special Majority of the Company’s shareholders. Our former compensation policy was approved by our shareholders in December 2015 June 2017, and January 2019 and then amended with regard to certain specific issues in July 2020 and July 2021. On December 19, 2021, in course of the aforesaid periodical review, our compensation committee and Board of Directors, in their respective meetings, approved, and recommended to the shareholders to approve, an amended and restated compensation policy. On January 31, 2022, our shareholders determined not to approve the amended and restated compensation policy. Following the opposition of our shareholders, our Board and our compensation committee, in their respective meetings on March 31, 2022 and March 29, 2022, re-examined the amended and restated compensation policy and determined to adopt it and that adopting the amended and restated compensation policy would be beneficial to the Company, taking under consideration the shareholders’ opposition and, inter alia, based on the following reasons: (i) given their deep familiarity with the Company’s business, the manner in which it is managed and the applicable market conditions, the compensation committee and the Board of Directors have better perspective than the Company’s shareholders to determine whether the compensation the Company’s officers are eligible to, is fair and reasonable; (ii) the amended and restated compensation policy advances the Company’s objectives, business plan and long-term strategy, and creates appropriate incentives for the Company’s officers, in the light of the Company’s risk management, size and the nature of its business; (iii) all public Israeli companies are required to adopt a written compensation policy for their executives; therefore an absence of an effective compensation policy violates the applicable law and disposes the Company to certain penalties.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

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

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and Board. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the Board based on qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our Board) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our share incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy, including our recently adopted Clawback policy, contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess on basis of results which were discovered as incorrect or restated in the our financial statements, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy), and allow us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our Board either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) for those members who are also executive officers of the Company - in accordance with the amounts determined in our compensation policy.

Under the Companies Law, an audit committee that meets the requirements set forth for compensation committee in the Companies Law may serve also as a compensation committee. In February 2017, our Board has determined that our audit committee shall serve also as a compensation committee.

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

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our Board.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $15,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $131,700, which expires on June 28, 2024.

Indemnification

The Companies Law provides that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Israeli Securities Law, 5728-1968, or Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

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

The foregoing descriptions summarize the material aspects and practices of our Board. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are attached as an exhibit to this annual report on Form 20-F, and are incorporated herein by reference.

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

On December 31, 2021, we had 68 full-time employees and 5 part-time employees, out of which 54 employees worked in our R&D department, 9 employees in management and administration, 5 employees in sales and marketing, and 5 employees in operations. On December 31, 2022, we had 81 full-time employees and 6 part-time employees, out of which 64 employees worked in our R&D department, 10 employees in management and administration, 8 employees in sales and marketing, and 5 employees in operations. On December 31, 2023, we had 74 full-time employees and 7 part-time employees, out of which 63 employees worked in our R&D department, 8 employees in management and administration, 6 employees in sales and marketing, and 4 employees in operations.

As of March 21, 2024, we had five full-time senior management employees, including our Chief Executive Officer, Vice President of Global Operations and Foresight Changzhou CEO, Vice President of Research and Development, Vice President of Product and Chief Executive Officer of Eye-Net Mobile, and an additional two part-time senior managers – our Chief Financial Officer and Vice President of Human Resources. All of our employees are located in Israel, except for two employees in China and one in Japan. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

F. Action to Recover Erroneously Awarded Compensation

2016 Equity Incentive Plan

We maintain one equity incentive plan – our 2016 Equity Incentive Plan, or the 2016 Plan. As of March 21, 2024, the number of Ordinary Shares reserved for the exercise of options granted under the 2016 Plan was 54,594,269. In addition, as of March 21, 2024, 37,984,464 options to purchase Ordinary Shares were issued and outstanding, out of which 35,619,884 options to purchase Ordinary Shares were vested as of that date, with an exercise price of NIS 0.5 (approximately $0.14) per share, options to purchase 850,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.06 (approximately $0.29) per share, options to purchase 714,580 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.95 (approximately $0.54) per share, options to purchase 400,000 Ordinary Shares were vested as of that date, with an average exercise price of NIS 2.904 (approximately $0.81) per share, options to purchase 200,000 Ordinary Shares were vested as of that date, with an average exercise price of NIS 2.29 (approximately $0.64) per share, options to purchase 100,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 4.75 (approximately $1.32) per share, options to purchase 100,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.33 (approximately $0.37) per share. Exercise prices in NIS are translated into U.S. dollars at the rate of NIS 3.604 = U.S. $1.00, based on the closing rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel on March 21, 2024.

Our 2016 Plan was adopted by our Board in November 2015 and expires in November 2025. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, if any, as well as those of our affiliated companies, are eligible to participate in this plan.

Our 2016 Plan is administered by our Board, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, 1961, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2016 Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 21, 2024 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Haim Siboni (3)	42,600,456	9.11%

Directors and executive officers:
Ehud Aharoni (4)	800,000	0.17%
Daniel Avidan (5)	399,000	0.09%
Dror Elbaz (6)	212,892	0.05%
Zeev Levenberg (7)	250,105	0.05%
Eli Yoresh (8)	3,083,333	0.67%
Vered Raz-Avayo (9)	650,000	0.14%
Oren Baron (10)	1,591,667	0.34%
Levi Zruya (11)	450,000	0.10%
Sivan Siboni Scherf (12)	1,850,000	0.4%
David Lempert (13)	1,225,267	0.27%
Izac Assia (14)	558,333	0.12%
Moshe Scherf (15)	200,000	0.04%
All directors and executive officers as a group (13 persons)		11.55%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 459,778,056 Ordinary Shares issued and outstanding as of March 21, 2024.

(3)	Includes (i) 34,820,789 Ordinary Shares held by Magna – B.S.P. Ltd.; (ii) options to purchase 7,446,333 Ordinary Shares that are exercisable within 60 days as of March 21, 2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Siboni is the chief executive officer and a director of Magna. Mr. Siboni’s options have expiration dates ranging from May 2026 to October 2029.

(4)	Includes (i) options to purchase 800,000 Ordinary Shares that are exercisable within 60 days as of March 21, 2024, at an exercise price of NIS 0.5 (approximately $0.14). Mr. Aharoni’s options have expiration dates ranging from February 2026 to October 2029.

(5)	Includes (i) options to purchase 399,000 Ordinary Shares that are exercisable within 60 days as of March 21, 2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Avidan’s options have expiration dates ranging from Aug 2027 to July 2030.

(6)	Includes options to purchase 212,892 Ordinary Shares that are exercisable within 60 days as of March 21,2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Elbaz’s options have expiration dates until May 2024.

(7)	Includes options to purchase 250,105 Ordinary Shares that are exercisable within 60 days as of March 21,2024, at an average exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Levenberg’s options have expiration dates ranging from July 2027 to July 2030.

(8)	Includes (i) options to purchase 3,083,333 Ordinary Shares that are exercisable within 60 days as of March 21,2024, at an average exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Yoresh’s options have expiration dates ranging from June 2027 to August 2029.

(9)	Includes options to purchase 650,000 Ordinary Shares that are exercisable within 60 days as of March 21,2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Ms. Raz-Avayo’s options have expiration dates ranging from August 2026 to October 2029.

(10)	Includes options to purchase 1,591,667 Ordinary Shares that are exercisable within 60 days as of March 21,2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Baron’s options have expiration dates ranging from November 2024 to August 2029.

(11)	Includes options to purchase 450,000 Ordinary Shares that are exercisable within 60 days as of March 21,2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Zruya’s options have expiration dates ranging from August 2026 to July 2027.

(12)	Includes (i) 750,000 Ordinary Shares held by Sivan and Moshe Scherf; (ii) options to purchase 1,100,000 Ordinary Shares that are exercisable within 60 days as of March 21, 2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Ms. Siboni Scherf’s options have expiration dates ranging from May 2026 to October 2029.

(13)	Includes options to purchase 1,225,267 Ordinary Shares that are exercisable within 60 days as of March 21, 2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Lempert’s options have expiration dates ranging from November 2024 to August 2029.

(14)	Includes options to purchase 558,333 Ordinary Shares that are exercisable within 60 days as of March 21, 2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Assia options have expiration dates ranging from March 2026 to August 2029.

(15)	Includes options to purchase 200,000 Ordinary Shares that are exercisable within 60 days as of March 21, 2024, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Scherf options have expiration date until October 2029.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2023 there was an increase in the percentage ownership of our major shareholder Magna from 7.36% to 7.57%, which was partly due to Magna’s acquisition of shares in a registered direct offering on December 7, 2023, offset by sale of 0.85% of the Company’s shares by Magna during that period to some of Magna’s shareholders due to internal restructuring in Magna.

Over the course of 2022, there were no increases in the percentage ownership of our major shareholders. On the other hand, there was a decrease in the percentage ownership of entities affiliated with Magna from 10.72% to 7.36%, which was due to a corporate restructuring of Magna in which certain shareholders of Magna exchanged their shares of Magna for our Ordinary Shares.

Over the course of 2021, there were no increases in the percentage ownership of our major shareholders. On the other hand, there was a decrease in the percentage ownership of entities affiliated with Magna from 11.47% to 10.72%, which was due to the dilution of their ownership as a result of equity offerings.

Record Holders

Based upon a review of the information provided to us by our registrar in Israel, as of March 21, 2024, there were a total of 12 holders of record of our Ordinary Shares, of which all record holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 22, 2024, there were 94 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Services Agreement

Following the Merger, on January 5, 2016, Magna entered into a services agreement with Foresight Automotive, which provided that, for a period of 12 months following the Merger, Magna shall provide Foresight Automotive with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software in consideration of monthly payments at agreed upon rates for each of Magna’s workers, not to exceed the aggregate monthly consideration of NIS 200,000 plus VAT. Furthermore, Foresight Automotive may extend the agreement by two additional 12-month periods, which right has been exercised by Foresight Automotive on two occasions.

On January 30, 2022, the Company’s shareholders approved the extension of the services agreement with Magna for twelve (12) additional months with an option to extend the agreement for two (2) additional twelve (12) month periods, which right has been exercised by Foresight Automotive for the first and second additional twelve (12) month periods. According to the updated agreement approved by our shareholders, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $72,000 at the time of the extension) plus VAT.

On December 18, 2023, as a result of cost-saving measures implemented by the Company, it was mutually agreed with Magna that, starting October 1, 2023, development services would not exceed NIS 70,000 (approximately $19,000) plus VAT per month. Additionally, for the period of October to December 2023, payment would be deferred, contingent upon the Company raising USD 5 million gross. If the fundraising does not occur by the Board meeting convened to review the financial statements for the twelve months ending December 31, 2023, the payment for the development services provided from October to December 2023 will be waived. As of March 27, 2024, a total amount of $42,000 waived and recorded in equity as a contribution from Magna.

In addition, our Chief Executive Officer, Mr. Haim Siboni, and our Chief Technology Officer, Mr. Levi Zruya, serve as Magna’s Chief Executive Officer and Chief Technology Officer, respectively.

There were two insider participants of in the Registered Direct Offering: our Chief Executive Officer, through the participation of Magna, and also Sivan Siboni-Scherf. The aggregate amount invested by the insider participants in the Registered Direct Offering was $525,000.

C.	Interests of Experts and Counsel.

None.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently subject to any material legal proceedings.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our Board and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board may deem relevant.

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

Tax Benefits and Grants for Research and Development

Under the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA at a rate of 3-5% on the revenues generated from the sale of our products developed under an IIA program up to the total amount of the grants received from IIA plus the relevant interest rate, if any. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%.

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

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter Six of the Securities Law. Copies of our filings with the ISA, can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE’s MAYA website (https://maya.tase.co.il).

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in NIS, and a certain portion of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for 2023 by 1.6% and 3.2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2023.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
Audit fees (1)	$66,225	$68,201
Audit-Related Fees (2)	15,000	15,000
Tax Fees (3)	-	35,735
Total	$81,225	$118,936

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns. All of the services provided were approved by audit committee and by our Board.

(2)	Includes a consent and a comfort letter. All of the services provided were approved by the audit committee and by our Board.

(3)	Include representation before the Israeli tax authority with regard to the transfer of Eye-Net shares to the company, as well as representation before the Israeli VAT authority in connection with an audit. All of the services were approved by the audit committee and by our Board.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 1/3 of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 1/3 of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our Board, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election (or for three-year term, with respect to external directors, with certain exceptions as described in “Item 6. C. Board Practices - External Directors” above), or until the director resigns from his office or the nomination is terminated in accordance with the provisions of our articles of association. The nominations for directors, which are presented to our shareholders by our Board, are generally made by the Board itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our Board consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board (or a compensation committee composed solely of independent members of our Board) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our Board, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for officer compensation in the event (i) approval by our Board and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

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

●	Independent directors. Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices – External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

Our Board recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are fully integrated into our risk management program and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. The Board has invested resources to ensure and implement best practices information technology tools and methodologies such: firewall security, cyber security tools, DRP, BCP, MSSP and SOC services. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. We have appointed a skilled Chief Information Security Officer (“CISO”), to monitor and manage the cyber security methodologies and tools and periodically conduct system penetration tests to identify weaknesses in its security envelope.

The Company is ISO/IEC 27001 certified - ISO/IEC 27001 is the world’s best-known standard for information security management systems (ISMS). The ISO/IEC 27001 standard provides the Company guidance for establishing, implementing, maintaining, and continually improving an information security management system. Conformity with ISO/IEC 27001 means that the Company puts in place a system to manage risks related to the security of data owned or handled by the Company, and that this system respects all the best practices and principles enshrined in this International Standard.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” The Board’s oversight of cybersecurity risk management is supported by the Audit Committee of the Board (the “Audit Committee”), which annually, and when relevant, periodically interacts with the Company’s ERM function, the Company’s Vice President of Global Operations and CISO, other members of management and relevant management committees and councils, including management’s Cybersecurity Council.
●	The Company has appointed a certified CISO function, dedicated to review and set the relevant cyber security policies
●	Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. This includes advanced methodologies and tools such as firewall security, cyber security tools, DRP, BCP, MSSP and SOC services.
●	Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Penetration Tests: The Company conducts annual extensive penetration tests, by authorized 3rd parties which are certified and highly skilled to perform such penetration tests in order to identify potential security weaknesses. The results of such testing protocols are presented to the Cybersecurity Council and operative actions are approved in order to ensure and applications for cyber security best practices.
●	Regulations and Standards: The Company is ISO/IEC 27001 certified and promotes a holistic approach to information security such as vetting people, policies, and technology. An information security management system implemented according to this standard is a tool for risk management, cyber-resilience, and operational excellence.
●	Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.
●	Third-Party Risk Management: The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.
●	Education and Awareness: The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.
●	The Company has implemented an extensive Disaster Recovery Plan (“DRP”) in order to ensure a business continuity plan, in situations which its main information technology systems are shutdown or out of operation due to cyber security attack.
●	Security awareness: The Company is implementing a security awareness program. The CISO and security professionals educate employees and stakeholders on the importance of cybersecurity and data privacy. The ultimate objective is to enhance security awareness among employees and reduce the risks associated with cyberthreats. In crafting security awareness training program, the Company emphasizes to employees the criticality of protecting the organization and provide an overview of the corresponding corporate policies and procedures that covers a secured work environment and whom to contact if they discover a potential threat.
●	The Company holds a cybersecurity insurance policy which covers, amongst other, the financial and professional support in cybersecurity incidents, income lost coverage and extensive support in an incident of ransom.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are periodically reported to the Audit Committee and the Board, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance

The Board, in coordination with the Audit Committee, oversees our risk management process, including the management of risks arising from cybersecurity threats. The Board and the audit Committee each receive annual, and when relevant, periodic presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the Board and the Audit Committee discuss our approach to cybersecurity risk management with the members of the Cybersecurity Council, which includes the Vice President of Global Operations and the CISO.

The CISO, in coordination with the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Vice President of Global Operations, works collaboratively across the Company to implement a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. To facilitate the success of the Company’s cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Vice President of Global Operations and other Management members when appropriate.

Mr. Yogev Klien is a skilled CISO manager with more than 15 years of experience in information technology, data security and cyber security and has wide experience in applications, tools and methodologies implementation in in various companies.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

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

93

4.3

Third Addendum to the Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), dated December 18, 2023 (filed herewith).

4.4	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to form 20-F (File No. 001-38094) filed on March 27, 2018, and incorporated herein by reference.

4.5	Amended Compensation Policy, dated March 31, 2022, filed as Exhibit 4.10 to form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

4.6	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022, filed as Exhibit 4.12 to form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm (filed herewith).

97.1	Clawback Policy

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statement of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the consolidated financial statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: March 27, 2024	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer

95

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2023

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foresight Autonomous Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

March 27, 2024

We have served as the Company’s auditor since 2016.

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2023	2022
	Note	USD in thousands
ASSETS
Current assets
Cash and cash equivalents		15,635	19,173
Restricted cash		99	102
Short term deposits		-	7,216
Marketable equity securities	3	474	2
Trade receivables		308	-
Other current receivables	4	531	842
Total current assets		17,047	27,335
Non-current assets
Operating lease right-of-use asset	9	1,802	2,156
Investment in equity securities	3	-	2,804
Fixed assets, net	5	461	598
Total non-current assets		2,263	5,558
TOTAL ASSETS		19,310	32,893
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		136	315
Operating lease liability	9	468	527
Other current payables	7	1,548	1,792
Total current liabilities		2,152	2,634
Operating lease liability non-current	9	1,163	1,476
TOTAL LIABILITIES		3,315	4,110
Shareholders’ equity
Ordinary shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 459,778,056 and 322,979,556 shares as of December 31, 2023, and December 31, 2022, respectively	10B	—	—
Additional paid in capital	10	135,282	129,810
Accumulated deficit		(119,890)	(101,480)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	10	15,392	28,330
Non-controlling interest		603	453
Total equity		15,995	28,783
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		19,310	32,893

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(Dollars in thousands, except per share data)

		Year ended
		December 31,
		2023	2022	2021
	Note	USD in thousands
Revenues	11	497	550	120
Cost of revenues		143	252	67
Gross profit		354	298	53
Research and development expenses, net	12	11,587	11,534	10,170
Sales and marketing expenses	13	1,939	2,230	1,848
General and administrative expenses	14	3,119	3,989	3,980
Operating loss		16,291	17,455	15,945
Financial expenses (income), net	15	2,119	4,221	(909)
Net Loss		18,410	21,676	15,036
Basic and diluted loss per share (in USD)	2K	(0.06)	(0.07)	(0.05)
Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands		331,350	322,817	321,356

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

	Share Capital
	Number of shares	USD	Additional paid in capital	Accumulated deficit	Total Foresight Autonomous Holdings Ltd. Shareholders’ equity	Non-controlling interest	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2021	312,760,305	—	111,739	(64,768)	46,971	74	47,045
CHANGES DURING 2021:
Issuance of ordinary shares, net of issuance costs (*)	6,891,720	—	13,508	—	13,508	—	13,508
Exercise of options	1,605,402	—	57	—	57	—	57
Exercise of warrants	1,174,589	—	595	—	595	—	595
Share-based payment	220,000	—	2,310	—	2,310	154	2,464
Loss for the year	—	—	—	(15,036)	(15,036)	—	(15,036)
BALANCE AS OF DECEMBER 31, 2021	322,652,016	—	128,209	(79,804)	48,405	228	48,633
CHANGES DURING 2022:
Exercise of options	7,540	—	4	—	4	—	4
Share-based payment	320,000	—	1,597	—	1,597	225	1,822
Loss for the year	—	—	—	(21,676)	(21,676)	—	(21,676)
BALANCE AS OF DECEMBER 31, 2022	322,979,556	—	129,810	(101,480)	28,330	453	28,783
CHANGES DURING 2023:
Issuance of ordinary shares, net of issuance costs (*)	136,798,500	—	4,181	—	4,181	—	4,181
Share-based payment	—	—	1,291	—	1,291	150	1,441
Loss for the year	—	—	—	(18,410)	(18,410)	—	(18,410)
BALANCE AS OF DECEMBER 31, 2023	459,778,056	—	135,282	(119,890)	15,392	603	15,995

(*)	Issuance costs in the amount of $485 and $465 in 2023 and 2021 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended
	December 31,
	2023	2022	2021
	USD in thousands
Cash flows from Operating Activities
Loss for the year	(18,410)	(21,676)	(15,036)
Adjustments to reconcile loss to net cash used in operating activities:	3,484	4,619	2,911
Net cash used in operating activities	(14,926)	(17,057)	(12,125)
Cash flows from Investing Activities
Changes in short term deposits	7,216	10,297	(12,347)
Purchase of fixed assets	(124)	(313)	(235)
Investment in SAFE	—	(286)	—
Investment in equity securities	—	(715)	—
Net cash provided by (used in) investing activities	7,092	8,983	(12,582)
Cash flows from Financing Activities
Issuance of ordinary shares, net of issuance costs	4,181	—	13,508
Proceeds from exercise of warrants	—	—	595
Proceeds from exercise of options	—	—	57
Net cash provided by financing activities	4,181	—	14,160
Effect of exchange rate changes on cash and cash equivalents	112	(839)	(37)
Decrease in cash and cash equivalents and restricted cash	(3,541)	(8,913)	(10,584)
Cash and cash equivalents and restricted cash at the beginning of the period	19,275	28,188	38,772
Cash and cash equivalents and restricted cash at the end of the period	15,734	19,275	28,188

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended
	December 31,
	2023	2022	2021
	USD in thousands
Adjustments to reconcile loss to net cash used in operating activities:

Share-based payment	1,441	1,826	2,464
Depreciation	263	218	159
Revaluation of marketable securities	2,330	2,217	30
Exchange rate changes on cash and cash equivalents	(112)	839	37
Changes in assets and liabilities:
Decrease (increase) in other current assets	311	(182)	(259)
Increase (decrease) in trade payables	(179)	62	(138)
Increase in trade receivables	(308)	-	-
Change in operating lease liability, net	(18)	(289)	(33)
Increase (decrease) in other payables	(244)	(72)	651
Adjustments to reconcile loss to net cash used in operating activities	3,484	4,619	2,911

Supplemental information for Cash Flow:

	Year ended
	December 31,
	2023	2022	2021
	USD in thousands
Non-Cash Activities:

Accrued issuance costs recorded in shareholders’ equity	92	—	—
Conversion of SAFE to investment in equity securities	—	286	—

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 1 - GENERAL

Foresight Autonomous Holdings Ltd. (the “Company”) was originally incorporated in Israel in September 1977 under the name “Golan Malechet Machshevet Ltd.” as a private company, and in April 1987 became a public company. In 2010, the Company changed its name to “Asia Development (A.D.B.M.) Ltd.” The Company’s ordinary shares, no par value, (the “Ordinary Shares”) are traded on the Tel Aviv Stock Exchange (“TASE”). In addition, since June 15, 2017, the Company has American Depository Shares (the “ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market, and the ratio of the Company’s Ordinary Shares to ADSs is 30:1 (see note 2K). On January 5, 2016, the Company acquired (the “Acquisition Transaction”) 100% of the outstanding shares of Foresight Automotive Ltd. (“Foresight Ltd.”), a company incorporated in Israel, pursuant to a capital share exchange agreement dated as of October 11, 2015, among the Company, Magna B.S.P. Ltd. (“Magna”), and Foresight Ltd. In exchange for the outstanding shares of Foresight Ltd., the Company issued to Magna a total of 35,884,116 of the Company’s Ordinary Shares representing approximately 64.50% of the Ordinary Shares then issued and outstanding after giving effect to the Acquisition Transaction. As a result of the Acquisition Transaction, Foresight Ltd. became a wholly owned subsidiary of the Company as of January 5, 2016, and, subsequently to the Acquisition Transaction, the Company changed its name to “Foresight Autonomous Holdings Ltd.”

Foresight Ltd. was established in July 2015 by Magna to transfer all of Magna’s three-dimensional (3D) computer vision research and development technology and business in the area of Advanced Driver Assistance Systems (“ADAS”) to a separate entity. As part of the reorganization, Magna transferred to Foresight Ltd. all the intellectual assets comprised mostly of know-how, software and algorithms developed by Magna. As of December 31, 2023, Magna holds %7.53 of the Company’s shares.

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

On January 5, 2022, the Company announced the establishment of Foresight Changzhou Automotive Ltd., (“Foresight Changzhou”), a wholly owned subsidiary of Foresight Ltd., in Jiangsu Province, China. Foresight Changzhou was established in cooperation with the China-Israel Changzhou Innovation Park (CIP), a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market.

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

The Company’s vision solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology and advanced analytics.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate significant operational losses and to continue to fund operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. Management plans to alleviate the concerns, most of which have already been implemented, included the sale of its investment in Rail Vision (see note 18B) and a reduction in the monthly cash burn rate. Such plans have been incorporated into the Company's budget for the year 2024, and therefore the Company anticipates its existing cash will be sufficient to fund its expected operating cash requirements for at least twelve months following the date of this report.

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

  F. Fair value of financial instruments:

The carrying values of cash and cash equivalents, short term deposits, trade receivables, other current receivables, marketable equity securities, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

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

The Company’s investment in equity securities is classified within Level 1 of the fair value hierarchy because its quoted price in active market and no other assets are carried at fair value.

  G. Marketable equity securities:

In accordance with ASC 321, marketable equity securities are recorded at fair value. The fair value is based on quoted price in active market for the same asset. Unrealized gains and losses before the securities are sold are reported in the statement of comprehensive loss as financial income or expenses, as appropriate.

  H. Non-marketable equity securities:

In accordance with ASC 321, “investments — Equity Securities”, (“ASC 321”), equity investments without readily determinable fair value can be carried at cost minus impairment, if the measurement alternative was elected. When an observable price change in orderly transactions for the identical or a similar investment of the same issuer has occurred, the Company elects to carry those equity investments at fair value as of the date that the observable price change occurred.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

  I. Leases:

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company’s lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The implicit rate within the operating leases is generally not reasonably determinable, therefore, the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain leases, such as real estate assets , the Company accounts for the lease and non-lease components as a single lease component.

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

  J. Share-based compensation:

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

The Company’s and the Company’s subsidiary, Eye-Net, granted options are recorded as an Additional Paid in Capital and as Non-Controlling Interest, respectively, in the Consolidated Statements of Changes in Shareholders’ Equity.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

  K. Basic and diluted net loss per share:

Basic loss per share is calculated by dividing the net loss by the weighted average number of Ordinary Shares outstanding during the year. Diluted loss per share is calculated by dividing the net loss by the weighted average number of Ordinary Shares outstanding plus the number of additional Ordinary Shares that would have been outstanding if all potentially dilutive Ordinary Shares had been issued, using the treasury stock method, in accordance with ASC 260-10, “Earnings per Share.” Potentially dilutive Ordinary Shares were excluded from the diluted loss per share calculation because they were anti-dilutive. The outstanding awards granted to employees (see note 10) were not included in the computation of diluted EPS because their affect would be anti-dilutive.

The following table present summarized basic and diluted per Ordinary Share and per ADS:

	Year ended December 31,
	2023	2022	2021
Net loss	18,410	21,676	15,036
Basic and diluted loss per Ordinary Share (in USD)	(0.06)	(0.07)	(0.05)
Basic and diluted loss per ADS (in USD) (*)	(1.8)	(2.1)	(1.5)
Weighted average number of Ordinary Shares outstanding used in computing basic and diluted loss per share - in thousands	331,350	322,817	321,356
Weighted average number of ADSs outstanding used in computing basic and diluted loss per ADS - in thousands	11,045	10,761	10,712

(*)	On April 21, 2023, the Company changed the ratio of its ADSs to its Ordinary Shares no par value per share, from the former ADS Ratio of one (1) ADSs to five (5) Ordinary Shares, to a new ADS Ratio one (1) ADS to thirty (30) Ordinary Shares. For all the periods presented, basic and diluted loss per ADS have been retrospectively adjusted.

  L. Revenue recognition:

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

  M. Research and development expenses, net:

Pursuant to ASC 985-20, “Software - Costs of Software to be Sold, Leased, or Marketed”, development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between “technological feasibility” and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

  N. Recent Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

NOTE 3 – INVESTMENT IN EQUITY SECURITIES

In 2016, the Company invested in shares and warrants of Rail Vision Ltd. (“Rail Vision”). From 2016 to 2020, the Company held significant influence over Rail Vision but lacked majority equity interest or control. This was accounted for using the equity method and reflected as an investment in an affiliate on the balance sheet. On December 30, 2020, the Company lost significant influence over Rail Vision, and

From December 31, 2020, the remaining equity interest was presented as an investment in equity securities without readily determined fair value.

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

Since April 4, 2022, the Company measures the investment in Rail Vision at fair value through profit or loss.

As of December 31, 2023, the Company held 10.20% (2022: 15.39%) of the issued and outstanding share capital and 6.94% (2022: 12.25%) of the share capital on a fully diluted basis of Rail Vision.

During the first quarter of 2024, the Company sold all of its shares in Rail Vision, for an aggregate amount of approximately $1,848, net of selling fees. Due to the sale of all its shares in Rail Vision, the Company recognized a finance income of approximately $1,407 in the first quarter of 2024. See also Note 18.

The reconciliation of the opening and closing fair value balance of the investment in equity securities instruments is provided below:

Opening Balance December 31, 2021	$4,011
Changes during 2022:
Revaluation to fair value through profit or loss	(2,208)
Investment in equity securities	715
Conversion of SAFE to equity securities	286
Opening Balance December 31, 2022	$2,804
Changes during 2023:
Revaluation to fair value through profit or loss	(2,333)
Closing Balance December 31, 2023	$471

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 4 - OTHER CURRENT RECEIVABLES

	December 31,
	2023	2022
	USD in thousands
Governmental institutes	224	225
Prepaid expenses	147	380
Grants receivables (*)	134	117
Other receivables	26	120
	531	842

(*)	In 2023, the Company received a grant in an aggregate amount of approximately $87 from the European Horizon 2020 Program to aid in funding the Company’s research and development. The grant does not bear a royalty payment commitment nor is the grant refundable. The Company recorded an amount of $134 as grant receivables in other receivables as of December 31, 2023. as the participation by the European Horizon 2020 grant recorded in research and development expenses, net in total amount of $100 and $395 during the year ended on December 31, 2023, and 2022, respectively.

NOTE 5 - FIXED ASSETS, NET

	December 31,
	2023	2022
	USD in thousands
Cost:
Computers and software	945	839
Office furniture and equipment	345	356
Leasehold improvements	488	479
	1,778	1,674
Less – accumulated depreciation	1,317	1,076
Fixed assets, net	461	598

Depreciation expenses for the years ended December 31, 2023, and December 31, 2022, were $263 and $218, respectively.

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

Pursuant to section 14 of the Israeli Severance Pay Law, 5723-1963, the Company’s employees covered under this section are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with pension companies. Payments in accordance with section 14 of the Israeli Severance Pay Law, 5723-1963 relieve the Company from any future severance payments in respect of those employees. The amount of cost recognized for defined contribution pension plans and for other defined contribution postretirement benefit plans recorded for the years 2023, 2022 and 2021 are $1,098, $1,065, and $876, respectively.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 7 - OTHER CURRENT PAYABLES

	December 31,
	2023	2022
	USD in thousands
Employees and related expenses	1,385	1,493
Accrued expenses	163	299
	1,548	1,792

NOTE 8 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

On January 30, 2022, the Company’s shareholders approved an extension of the research and development services agreement with Magna for software development in the area of ADAS. Subject to the conditions prescribed in the agreement, Magna will continue to provide Foresight Ltd. with research and development services for a 12-month period with an option to extend the agreement for two additional 12-month periods. According to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $63) plus VAT.

On December 18, 2023, as a result of cost-saving measures implemented by the Company, it was agreed with Magna that development services provided by Magna would not exceed NIS 70,000 (approximately $19) plus VAT, per month. Additionally, The Company and Magna agreed to postpone the payment for the services rendered from October to December 2023. The payment is postponed until the board meeting to approve the 2023 financial statements, subject to the Company raises at least USD 5,000 (gross) in that period. If the Company is unable to raise that amount by date of board meeting to approve the 2023 financial statements, the payment will be waived. As of March 27, 2024, total amount of $42 waived and recorded in equity as a contribution from Magna.

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

As of the years ended December 31, 2023, and 2022, total contingent obligations to IIA amounted to $620 and $603, respectively.

The repayment of the grants is contingent upon the successful outcome of the Company’s research and development programs and the generation of sales. The Company has no obligation to repay these grants if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the government on a project-by-project basis. If a project fails, the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 9 - LEASES

The Company and its subsidiaries, Foresight Ltd. and Eye Net, currently have 3-year leases for their offices with options to extend the leases for another 3 years. The lease for Foresight Ltd. and Eye Net ends on March 31, 2027, and December 15, 2027, respectively. The Company also currently leases several vehicles, each for a term of 3 years. The Company has no finance leases.

Supplemental cash flow information related to operating leases was as follows:

	Year Ended December 31,
	2023	2022	2021
Cash payments for operating leases	$537	$550	$460
Lease operating expenses	$562	$588	$480
New operating lease assets obtained in exchange for operating lease liabilities	$154	$—	$1,824

As of December 31, 2023, the Company’s operating leases had a weighted average remaining lease term of 2.2 years and a weighted average discount rate of 5.2%. Future lease payments under operating leases as of December 31, 2022, were as follows:

Operating Leases
2024	$536
2025	520
2026	482
2027	211
Total future lease payments	1,749
Less imputed interest	(118)
Total lease liability balance	$1,631

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the shareholders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of shares, warrants, and options.

1.	Registered Direct Offering

On December 11, 2023, the Company raised $4,500 in gross proceeds through a registered direct offering of its ADSs. The Company issued a total of 4,500,000 ADSs (135,000,000 Ordinary Shares) at $1.00 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $4,046, net of issuance costs.

2.	Public Offering and Registered Direct Offering.

On January 22, 2021, the Company entered into a sales agreement, pursuant to which the Company can sell from time to time, ADSs in the aggregate amount of up to $60,000 (the “January 2021 Sales Agreement”). Sales under the January 2021 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the January 2021 Sales Agreement, in 2021 the Company sold, through the sales agent, an aggregate of 1,378,344 ADSs (6,891,720 Ordinary Shares, under the former ADSs ratio of 1:5 which translates to 229,724 ADSs under the new ratio of 1:30)) at an average price of $10.137 per ADS, raising gross proceeds of approximately $13,972. After deducting closing costs and fees, the Company received net proceeds of approximately $13,508, net of issuance costs.

Under the January 2021 Sales Agreement, during 2023, the Company sold, through the sales agent, an aggregate of 59,950 ADSs (1,798,500 Ordinary Shares, under the new ADSs ratio of 1:30) at an average price of $2.775 per ADS, raising gross proceeds of approximately $166. After deducting closing costs and fees, the Company received net proceeds of approximately $137, net of issuance costs.

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

During 2023, the Company did not issue shares to service providers.

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

On July 16, 2020, the Company granted to Magna’s employees options to purchase a total of 950,000 Ordinary Shares at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options vest over 12 quarters until fully vested on December 31, 2022. The Company recorded in its 2022 and 2021 statement of comprehensive loss an expense of $48 and $51 respectively, in respect of such grant, included in research and development expenses.

On January 18, 2021, the Company approved an extension to the expiration dates of all the options already granted to Magna’s employees, from three years after each vesting date to seven years starting from the grant date. As a result, the Company recorded an expense of $8 and $17, respectively, in its 2022 and 2021 statement of comprehensive loss.

On November 12, 2020, the Company granted options to a service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 1.33 (approximately $0.39 per share at the grant date). The options vest equally over eight quarters until fully vested on October 1, 2022. The Company recorded expenses of $2 and $3, respectively, in its 2022 and 2021 statement of comprehensive loss.

On January 18, 2021, the Company granted options to service providers to purchase a total of 400,000 Ordinary Shares at an exercise price of NIS 2.9 (approximately $0.93 per share at the grant date). 300,000 of the options vest equally over twelve quarters until fully vested on January 1, 2024, and for 100,000 options one third of the options vest on January 1, 2022, and the balance vest equally over eight quarters until fully vested on January 1, 2024. The Company recorded an expense of $91, $91, and $91, respectively, in its 2023, 2022 and 2021 statement of comprehensive loss.

On March 25, 2021, the Company granted options to a service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 4.75 (approximately $1.53 per share at the grant date). The options vest equally over twelve quarters until fully vested on January 1, 2024. The Company an expense of $22, $22, and $22, respectively, recorded in its 2023, 2022 and 2021 statement of comprehensive loss.

On December 30, 2021, the Company granted options to service providers to purchase a total of 400,000 Ordinary Shares at an exercise price of NIS 2.29 (approximately $0.74 per share at the grant date). 200,000 of the options vest equally over twelve quarters until fully vested on January 1, 2025. For 100,000 options one third of the options vest on January 1, 2023, and the balance vest equally over eight quarters until fully vested on January 1, 2025. For the remaining 100,000 options, upon meeting predefined business targets, 50% vest on December 31, 2022, and 50% on December 2023, the Company recorded an expense of $22 and $26, respectively, in its 2023, 2022 statement of comprehensive loss.

On July 27, 2023, the Company’s shareholders approved a reduction to the exercise price of previously granted options to Magna’s employees to an exercise price of NIS 0.5 (approximately $0.13 per share at the approval date). The reduction was accounted for as a modification and as a result, the Company recorded an expense of $16 in its 2023 statement of comprehensive loss.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

4.	Shares and options to employees

(a)	Incentive Plan

In November 2015, the Board of Directors of the Company authorized a share option plan (“2016 Equity Incentive Plan”). The 2016 Equity Incentive Plan provides for the grant of share options to service providers, employees, and office holders of the Company. Awards may be granted under the 2016 Equity Incentive Plan until November 2025, when the 2016 Equity Incentive Plan expires.

According to the 2016 Equity Incentive Plan, the aggregate number of Ordinary Shares that may be granted pursuant to awards will not exceed 15% of the Company’s capital on a fully diluted basis.

(b)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

As of December 31,
	2023	2022
Exercise price	$0.8-$0.14	$0.28-$0.65
Expected volatility	95%-90%	93%-95%
Risk-free interest	4.5%-3.8%	1.5%-4.5%
Expected life of up to (years)	4.1-4.4	3.5-4.5

The following table summarizes the option activity for the years ended December 31, 2023, and 2022 for options granted to employees, officers, and directors:

	As of December 31,
	2023			2022			2021
	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)
Outstanding at beginning of period	34,253,216	$0.43	5.92	22,860,713	$0.5	4.84	24,076,750	$0.47	1.61
Granted	2,675,000			13,075,000			3,355,000
Exercised	-			(33,333)			(2,707,286)
Forfeited	(1,308,333)			(1,649,164)			(1,863,751)
Outstanding at the end of period	35,619,883	$0.13	4.13	34,253,216	$0.43	5.92	22,860,713	0.5	4.84
Exercisable at the end of period	23,525,726			19,427,796			14,749,296

(*) The weighted average fair value of options granted during the year ended December 31, 2023, was $ 0.04 per share.

As of December 31, 2023, the total unrecognized share-based payment expenses related to nonvested awards was $939, which is expected to be recognized over the next 3 years.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

(c)	Options granted during 2021 and 2022.

On January 18, 2021, the Company approved an extension to the expiration dates of all the options already granted under the Company’s 2016 Equity Incentive Plan, from three years after each vesting date to seven years starting from the grant date. As a result, the Company recorded an additional expense of $15, $116 and $810, respectively, in its 2023, 2022 and 2021 statement of comprehensive loss.

During 2021, the Company granted options to purchase 1,480,000 Ordinary Shares to its employees at an exercise price ranging between NIS 1.33 to NIS 2.29 (an average of approximately $0.74 per share at the grant date). The options vest equally over twelve quarters. In addition, the Company granted options to purchase 1,875,000 Ordinary Shares to its employees at an exercise price ranging between NIS 2.29 to NIS 5.93 (an average of approximately $0.91 per share at the grant date). One third of the options vest after one year and the balance of the remaining options vest equally over eight quarters until fully vested. As a result, the Company recorded an expense of $320, $387, and $313, respectively, in its 2023, 2022 and 2021 statement of comprehensive loss.

On May 23, 2022, the Company’s Board of Directors approved a reduction to the exercise price of previously granted options for 27 employees, under the Company’s 2016 Equity Incentive Plan, with an exercise price of NIS 2.29 to an exercise price of NIS 1. As a result, the Company recorded an expense of $30 and $39, respectively, in its 2023 and 2022 statement of comprehensive loss.

On August 18, 2022, the Company granted options to five of its senior officers to purchase an aggregate of 4,200,000 Ordinary Shares, at an exercise price of NIS 1 (approximately $0.31 per share at the grant date). The options vest over 12 quarters until fully vested, starting from January 1, 2023. As a result, the Company recorded an expense of $140 in its 2023 statement of comprehensive loss.

On October 20, 2022, the Company’s shareholders approved grants of options to three members of the Company’s Board of Directors, to the Company’s Vice President of Human Resources and to the Company’s Chief Executive Officer to purchase 400,000 each, 600,000 and 4,000,000, respectively, of the Company’s Ordinary Shares at an exercise price of NIS 1 (approximately $0.28 per share at the grant date), which exercise price was thereafter reduced to NIS 0.5 (approximately $0.13 per share at the grant date). The options vest over 12 quarters until fully vested. The Company recorded an expense of $108 and $6, respectively, in its 2023 and 2022 statement of comprehensive loss, included in general and administrative expenses.

During 2022, the Company granted options to purchase 1,225,000 Ordinary Shares to its employees at an exercise price of NIS 2.29 (approximately $0.72 per share at the grant date), which exercise price was thereafter reduced to NIS 1, and again reduced to NIS 0.5, with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters. In addition, the Company granted options to purchase 75,000 Ordinary Shares to its employees at an exercise price of NIS 1.95 (approximately $0.61 per share at the grant date), which exercise price was thereafter reduced to NIS 0.5, all the options vest on the grant date. Furthermore, the Company granted options to purchase 1,775,000 Ordinary Shares to its employees at an exercise price of NIS 1 (approximately $0.28 per share at the grant date), which exercise price was thereafter reduced to NIS 0.5, with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters. As a result, the Company recorded an expense of $89 and $64, respectively, in its 2023 and 2022 statement of comprehensive loss.

(d)	Options granted during 2023.

On March 29, 2023, the Company granted options to purchase 375,000 Ordinary Shares to its employees at an exercise price of NIS 1 (approximately $0.28 per share at the grant date), with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters. The Company recorded an expense of $6 with respect to such grants, in its 2023 statement of comprehensive loss included in research and development expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

On May 31, 2023, the Company’s Board of Directors approved a reduction to the exercise price of previously granted options for all outstanding options previously issued, under the Company’s 2016 Equity Incentive Plan, to an exercise price of NIS 0.5 (approximately $0.13 per share at the approval date). As a result, the Company recorded an expense of $211 in its 2023 statement of comprehensive loss.

On July 27, 2023, the Company’s shareholders approved grants of options to two members of the Company’s Board of Directors to each purchase 400,000 of the Company’s Ordinary Shares at an exercise price of NIS 0.5 (approximately $0.13 per share at the grant date). The options vest over 12 quarters until fully vested. The Company recorded an expense of $8, with respect to such grants, in its 2023 statement of comprehensive loss, included in general and administrative expenses.

During 2023, the Company granted options to purchase 1,500,000 Ordinary Shares to its employees at an exercise price of NIS 0.5 (approximately $0.13 per share at the grant date), with 1,225,000 of the options vesting equally over twelve quarters, and 275,000 of the options having a one-year cliff and the remainder vesting equally over eight quarters. As a result, the Company recorded an expense of $3 in its 2023 statement of comprehensive loss.

(e)	Options granted to Eye-Net’s employees.

Eye-Net grants its employee’s options to purchase its own shares. Utilizing parameters for calculating Black-Scholes similar to those of Foresight, with the only difference being in the share price and exercise price.

On August 19, 2020, the Company’s subsidiary, Eye-Net, granted options to purchase 8,700 ordinary shares of Eye-Net to its employees at an exercise price of $100 per share. The options vest over 12 quarters until fully vested on June 30, 2023. The Company recorded an expense of $57, $115, and $135, in respect of such grant, in its 2023, 2022 and 2021 statement of comprehensive loss.

During 2021, the Company’s subsidiary, Eye-Net, granted options to purchase 4,850 ordinary shares of Eye-Net to its employees at an exercise price of $100 per share. 4,500 options vests over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. 350 options vests over 11 quarters until fully vested. The Company recorded an expense of $51, $96 and 19, in respect of such grant in its 2023, 2022 and 2021 statement of comprehensive loss.

During 2022, the Company’s subsidiary, Eye-Net, granted options to purchase 1,350 ordinary shares of Eye-Net to its employees. The options vest over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested .450 options were granted at an exercise price of $100 and 900 options were granted at an exercise price of $200 per share. The Company recorded an expense of $28 and $14, in respect of such grant in its 2023 and 2022 statement of comprehensive loss.

During 2023, the Company’s subsidiary, Eye-Net, granted options to purchase 150 ordinary shares of Eye-Net to its employees. The options vest over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. The options were granted at an exercise price of $200 per share. The Company recorded an expense of $4 in respect of such a grant in its 2023 statement of comprehensive loss.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

5.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options granted to employees, directors and service providers was comprised, at each period, as follows:

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Cost of revenues	9	25	5
Research and development	849	929	1,161
Sales and Marketing	118	196	169
General and administrative	465	676	1,129
	1,441	1,826	2,464
Less: Share-based compensation expense attributable to non-controlling interests	150	225	154
Share-based compensation expense attributable to Foresight Autonomous Holdings Ltd.	1,291	1,601	2,310

 NOTE 11 - GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

The Company has identified one reportable and operating segment. The results of operations provided to and analyzed by the CODM are at the consolidated level and accordingly, key resources and assessments of performance are performed at the consolidated level. We continue to evaluate our internal reporting structure and the potential impact of any changes on our segment reporting.

The following table sets forth reporting revenue information by geographic region:

	Year ended December 31,

	2023	2022	2021
	USD in thousands
Israel	250	220	-
Japan	172	150	-
USA	40	165	120
Other (*)	35	15	-
	497	550	120

(*)	No country represented is greater than 10% of the revenues as of the years presented, other than the countries presented above.

The following table is a summary of distribution of revenues by main customers:

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Customer A	250	220	-
Customer B	70	-	-
Customer C	(*)	90	-
Customer D	-	70	-
Customer E	-	-	120

(*)	Lower than 10%.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 12 - RESEARCH AND DEVELOMENT, NET

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Payroll and related expenses	8,997	8,778	7,556
Subcontracted work and consulting	1,229	1,523	1,751
Share-based payments to service provider	19	57	118
Rent and office maintenance	936	1,068	810
Travel expenses	90	141	44
Other	416	362	309
Less participation in grants	(100)	(395)	(351)
Sales of prototypes	—	—	(67)
	11,587	11,534	10,170

NOTE 13 - SALES AND MARKETING

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Payroll and related expenses	1,076	1,318	1,273
Exhibitions, conventions, and travel expenses	379	302	42
Consultants	416	558	394
Other	68	52	139
	1,939	2,230	1,848

NOTE 14 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Payroll and related expenses	1,458	1,756	1,748
Share-based payments to service providers	134	215	268
Professional services	898	1,340	1,207
Directors’ fees and insurance	326	405	494
Travel expenses	15	8	—
Rent and office maintenance	196	175	212
Other	92	90	51
	3,119	3,989	3,980

NOTE 15 - FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Mark to Market of securities, net	2,320	2,208	10
Bank interest income	(667)	(189)	(887)
Exchange rate differences	456	2,194	(14)
Other	10	8	(18)
	2,119	4,221	(909)

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 16 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 23% in 2023, 2022 and 2021. Such tax rate changes had no significant impact on the Company’s financial statements.

2.	As of December 31, 2023, the Company generated net operating losses of approximately $73,448, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated significant revenues; therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a full valuation allowance was recorded.

	Year Ended December 31,
	2023	2022	2021
Deferred tax assets:	USD in thousands
Operating loss carryforward	73,448	68,870	51,683
Deferred taxes due to carryforward losses	16,893	15,840	11,887
Valuation allowance	(16,893)	(15,840)	(11,887)
Net deferred tax asset	—	—	—

4.	The Company has no unrecognized tax positions and foreign sources of income.

5.	Foresight Autonomous Holdings Ltd. has final tax assessments until and including 2019. Foresight Ltd. And Eye-Net has final tax assessments until and including 2018.

6.	Effective tax expense (benefit): The components of loss before tax and a reconciliation of the Company’s income tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year Ended December 31,
	2023	2022	2021

Loss before taxes on income	18,410	21,676	15,036
Israeli statutory income tax rate	23%	23%	23%
Theoretical statutory tax benefit	4,234	4,985	3,458
Losses for which a valuation allowance was provided or benefit from loss carryforwards and permanent differences	(4,234)	(4,985)	(3,458)

Income tax expense	-	-	-

NOTE 17 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

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

As described in note 8A, the Company receives research and development services from Magna in exchange for a monthly payment and share-based payments. These services are preapproved by the board of directors and the general assembly.

A.	Transactions with Magna:

	Year ended December 31,

	2023	2022	2021
	USD in thousands
Subcontracted work and consulting	436	748	823
Share-based payments to service provider	16	56	118
	452	804	941

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

B.	Balances with Magna:

	As of December 31,
	2023	2022
	USD in thousands
Other accounts payable	42	63
	42	63

NOTE 18 - SUBSEQUENT EVENTS

A.	On January 26, 2024, the Company filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, enabling the Company to periodically offer up to $50,000 worth of ADSs through one or more offerings.

B.	During February 2024, the Company sold its entire investment in Rail Vision, for aggregate gross proceeds of approximately $1,855, at an average share price of $6.07. The net proceeds from the sale of Rail Vision shares totaled approximately $1,848. Consequently, the Company recognized a finance income of approximately $1,407 in the first quarter of 2024.

C.	On January 10, 2024, the Company renewed its main office lease for an additional three years, commencing from April 1, 2024, to March 31, 2027, with the option to further extend the lease for another three years, until March 31, 2030.

D.	Wave of other accounts payable with Magna for development services – see note 8A.

E.	The company submitted after the balance sheet date a compensation claim to the Israeli Tax Authority (“ITA”) in the amount of approximately $331. As of the date of release of the report, the company received an advance of 60 percent of the grant from the ITA - a total of approximately $199. The company recognized this amount as other income during the first quarter of 2024.

