Form 20-F
period 2024-12-31
Foresight Autonomous Holdings Ltd.
filed 2025-03-24
CIK 1691221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

508,710,696 ordinary shares as of December 31, 2024.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging Growth Company	☐

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

Yes ☐ No ☒

Do the financial statements included in the report correct any errors to previous statements.

Yes ☐ No ☒

Are any corrections restatements that required a recovery analysis of incentive-based compensation

Yes ☐ No ☒

i

ii

INTRODUCTION

We are a technology company engaged in development of advanced three-dimensional (3D) perception systems and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive Ltd., or Foresight Automotive, Foresight Changzhou Automotive Ltd., or Foresight Changzhou and Eye-Net Mobile Ltd., or Eye-Net Mobile, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous driving, agriculture and heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net Mobile’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

iii

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas and Israel-Hezbollah wars;

●	projected capital expenditures and liquidity;

●	our ability to raise additional capital to support our operation;

●	changes in our strategy; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history, have incurred losses since the date of our inception and anticipate that we will continue to incur significant losses until we are able to commercialize our products.

●	We have a going concern opinion which could prevent us from obtaining new financing on reasonable terms or at all.

iv

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

Risks Related to Our Business and Industry

●	Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention and damage to our reputation.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights and proprietary rights for our products, we may not be able to effectively compete in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	If we are unable to comply with Nasdaq listing requirements, our ADSs could be delisted from Nasdaq, and as a result, we and our shareholders could incur material adverse consequences, including negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

●	Our principal shareholders, officers and directors beneficially own over 10.57% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

●	The Jumpstart Our Business Startups Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or our Ordinary Shares.

Risks Related Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

●	Political, economic and military instability due to the Israel-Hamas and Israel-Hezbollah wars, as well as the risk of attacks from Iran on Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations.

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

Since the date of the Merger, and as of December 31, 2024, we have incurred net losses of approximately $131,028,000.

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

Our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

Our audited consolidated financial statements for the period ended December 31, 2024 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2024, that could cast significant doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2024 have been prepared assuming that we will continue as a going concern. To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2024, we incurred accumulated losses of approximately $131 million. A going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

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

Furthermore, the automotive industry in general is subject to litigation claims due to the nature of personal injuries that result from traffic accidents. The emerging technologies of advanced driver assistance systems, or ADAS, and autonomous driving have not yet been litigated or legislated to a point whereby their legal implications are well documented. As a potential provider of such products, we may become liable for losses that exceed the current industry and regulatory norms. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of such products if the defect or the alleged defect relates to motor vehicle safety. Depending on the terms under which we supply our products, an auto manufacturer or other ADAS developers to whom we sell our software may hold us responsible for some or all of the repair or replacement costs of these products.

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

We aim to sell our products to automotive manufacturers, heavy, agricultural, defense and security equipment manufacturers that incorporate ADAS, semi-autonomous and autonomous technologies in their automobiles and/or equipment and other companies that market or develop component parts of these systems. Many of our competitors have extensive track records and relationships within these industries.

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

We have a portfolio of four granted U.S. patents and three U.S. non-provisional applications, two granted patents with the Israeli Patent Office, two granted patents and two full applications in China, one application in Europe, one granted patent in Japan, and one provisional U.S. application. Eye-Net Mobile has a portfolio of one granted U.S. patent, two PCT applications, one full application with the Israeli Patent Office, two applications in Japan, three applications in the U.S. and three applications in Europe. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights to prevent others from exploiting our technology and may affect the successful commercialization of our products.

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

Risks Related to the Ownership of the ADSs or Our Ordinary Shares

Our principal shareholders, officers and directors beneficially own over 10.57% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 17, 2025, our principal shareholders, officers and directors beneficially own approximately 10.57% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ADSs or our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ADSs or our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or our Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

Political, economic and military instability due to the Israel-Hamas and Israel-Hezbollah wars, as well as the risk of attacks from Iran on Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations.

Our executive offices, corporate headquarters and research and development facilities are located in Israel. In addition, all of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

On October 7, 2023, Hamas terrorists and other individuals infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war on Hamas and a military campaign commenced in the Gaza Strip. In January 2025, Israel and Hamas have agreed to a Gaza three-phase ceasefire agreement and partial hostage release. The first six-week phase of the ceasefire began on January 19, 2025, but there are no guarantees as to whether the agreement will hold or whether hostilities will resume.

In connection with this, several hundred thousand Israeli military reservists were called-up for military service. As of March 17, 2025, five of our employees and none of our current directors in Israel have been called to active military duty, which we define as continuous military duty of over two weeks. Employees of such service providers or contractual counterparties may be called for service in current or future wars or other armed conflicts and such persons may be absent from their positions for a period of time. Currently, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Immediately following the attack of October 7, 2023, Hezbollah, a terrorist organization based in Lebanon, launched a series of rocket and missile attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, Israel carried out targeted strikes on sites belonging to Hezbollah and, in October 2024, Israel initiated a ground operation in Lebanon. As of the end of November 2024, Israel has been entered into a ceasefire agreement with Lebanon, but there are no guarantees as to whether the agreement will hold or whether hostilities will resume.

In April and October 2024, Iran launched missile and UAV attacks on Israel. Most of the missiles and UAVs were intercepted by Israel’s defense systems. The attacks constituted an elevated threat to Israel and Israel, in turn, retaliated to both attacks.

It is possible that other terrorist organizations, including from within territory administered by the Palestinian National Authority, as well as other hostile countries, will join in or resume hostilities. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Since the multi-front conflict started on October 7, 2023, our operations have not been materially adversely affected by this war. However, at this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. Also, the Israeli government imposes restrictions on doing business with certain countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the downgrade by Moody’s of its credit rating of Israel from A1 to A2 in October 2023 and further downgrade to Baa1 with a negative outlook in September 2024, as well as the downgrade of its outlook rating from “stable” to “negative”). We may also be targeted by cyber terrorists specifically because we are an Israeli-related company.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, which sparked extensive political debate. Such proposed changes and responses thereto may lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Magna’s research and development efforts related to the technology assigned to Foresight Automotive have been financed in part through royalty-bearing grants in an aggregate amount of approximately $650,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2024. In course of the Merger with Magna and Foresight Automotive, we were required by the IIA to assume, jointly with Magna, its obligations related to such grants. We are required to pay annual royalties to the Israeli government at a rate of between 3% and 5% on revenues from the use of technology that has been developed under IIA up to the total amount of grants received and bearing i) the annual interest rate that applied at the time of the approval of the applicable IIA file which applies to all of the funding received under that IIA approval for grants received before June 30, 2017 and ii) the annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

If we are unable to comply with the Nasdaq continued listing requirements, our Ordinary Shares could be delisted from Nasdaq, which may have a material adverse effect on our liquidity, the ability of shareholders to sell their Ordinary Shares and our ability to obtain additional financing.

Our listing on Nasdaq is conditioned on our continued compliance with Nasdaq’s continued listing requirements, including maintaining a minimum bid price of $1.00 per Ordinary Share, pursuant to Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Requirement.

On September 3, 2024, we were notified by the staff of Nasdaq that we were not in compliance with the Minimum Bid Requirement as our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days. On January 7, 2025, the staff of Nasdaq determined that since the Company’s minimum bid price had been at $1.00 or greater for ten consecutive business days from December 20, 2024 through January 6, 2025, we regained compliance with the Minimum Bid Requirement.

Even though we have regained compliance with the Minimum Bid Requirement, there can be no assurance that our share price will not again fail to satisfy the Minimum Bid Requirement or other Nasdaq continued listing requirements. If we are unable to maintain compliance with the Nasdaq continued listing requirements, Nasdaq could initiate delisting proceedings or delist our Ordinary Shares from trading on its exchange which may have a material adverse effect on us and our shareholders, including reduced liquidity with respect to our Ordinary Shares decrease our ability to issue additional securities or obtain additional financing in the future.

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

Our principal executive offices are located at 7 Golda Meir St., Ness Ziona 7403650, Israel. Our telephone number in Israel is +972-077-9709030. Our website address is www.foresightauto.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Puglisi & Associates is our agent in the United States and its address is 850 Library Avenue, Suite 2024, Newark, Delaware 19711.

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

In 2024, 2023 and 2022, our capital expenditures amounted to $62,000, $124,000 and $313,000 respectively. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

We are a technology company engaged in development of advanced 3D perception systems and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive, Foresight Changzhou and Eye-Net Mobile, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D perception systems include modules of automatic calibration and dense three-dimensional 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous driving. agriculture, heavy industrial equipment and UAVs.

Eye-Net Mobile develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge AI technology, advanced analytics, and existing cellular networks, Eye-Net Mobile’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

3D Perception Systems – Foresight Automotive

Our 3D perception systems are based on stereoscopic vision technology. Stereo technology is an image processing concept which uses two synchronized cameras to mimic human depth perception in order to obtain a 3D view. Our unique solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets and applications such as ADAS, semi and fully autonomous vehicles, defense, autonomous driving, agriculture, heavy industrial equipment and UAVs. ScaleCam™, our stereoscopic camera vision solution, creates and analyzes a 3D image, which foresees possible collisions with road users and other obstacles inherent to roadway (both urban and highway) and off-road environments. This solution provides highly accurate real-time detection with a low rate of false alerts and enables a 24/7 operation in harsh weather and lighting conditions for a complete 3D image of the driving environment in front of the vehicle.

Our powerful proprietary stereoscopic technology is based in part on intellectual property that we acquired from Magna in 2016. Magna’s field-proven security technology has been deployed for more than two decades in critical facilities worldwide, including borders, nuclear plants and airports.

The Path to Autonomous Driving

Autonomous driving technology is rapidly advancing across various applications beyond passenger vehicles. Key developments include automated freight trucks and truck platoons in commercial transportation, self-driving shuttles and delivery robots in urban mobility, and autonomous vehicles operating in controlled geofence environments like ports and airports, alongside innovations in agriculture with self-driving tractors and drones for goods delivery. These advancements are enhancing safety and efficiency across industries, with ongoing developments in sensors, computer vision, and artificial intelligence are driving progress toward higher levels of autonomy.

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

Vehicle automation initially emerged in the automotive sector through ADAS, but its applications have since expanded significantly across other industries. Recent technological advancements have facilitated the development of partially automated systems in areas such as agriculture, manufacturing and logistics. Over the past few years, the acceleration of autonomy has been driven by innovations in artificial intelligence, sensors, and connectivity, as well as strategic mergers, partnerships, and collaborations. These developments are enabling a wide range of autonomous solutions, from self-driving tractors and drones to automated delivery robots, reshaping industries far beyond traditional transportation.

Market Opportunity

According to a January 2025 market report by Precedence Research titled “Advanced Driver Assistance Systems Market Size, Share and Trends 2025 to 2034”, the global ADAS market is projected to be valued at approximately $38.50 billion in 2025, with expected growth to around $98.65 billion by 2034, reflecting a compound annual growth rate (CAGR) of 11.02% from 2025 to 2034. The North American market exceeded $11.14 billion in 2024 and is anticipated to grow at a CAGR of 11.03% throughout the forecast period. This growth is driven by several factors, including increasing demand for vehicle safety features, regulatory mandates, and technological advancements.

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

As autonomous driving technology continues to advance, its applications extend beyond passenger vehicles to include commercial trucks, agricultural machinery, and industrial equipment. This broader adoption is driving increased demand for stereo cameras, a crucial component in the sensor suite of autonomous systems. Stereo cameras provide essential depth perception and object detection capabilities, enabling safe operation across various environments and industries. The expanding use of autonomous technology in diverse sectors is expected to fuel growth in the stereo camera market, supporting advancements in transportation, agriculture, and industrial automation.

The Importance of Camera Technology for Semi and Fully Autonomous Vehicles

The vast majority of partial autonomous vehicles employ multiple sensors and imaging devices, including radar, laser detectors, or LiDAR, and cameras. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. Unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. LiDAR is a sensor that measures distance by illuminating a target with lasers and analyzing the reflected light. A camera, similar to the human eye, gathers a richer amount of data than either a radar or a LiDAR sensor. For that reason, most ADAS rely more heavily on cameras than on other sensors. Relying only on reflected light may reduce performance under certain lighting or weather conditions. For example, LiDAR pulse can be scattered in the fog, whereas infrared cameras are not affected by fog. A 2022 study, “Towards Safe, Real-Time Systems: Stereo vs Images and LiDAR for 3D Object Detection,” by Matthew Levine argues that stereo cameras, when paired with traditional disparity algorithms, can achieve comparable 3D localization capabilities to LiDAR. Mr. Levine emphasizes the cost-effectiveness and logistical benefits of stereo cameras, positioning them as a viable alternative for real-time systems.

Camera-based systems are the most intuitive to understand as they are similar to human vision. As the current driving environment is designed for human vision without any consideration for automation, it is believed that camera-based systems will always have an important role in semi or fully autonomous driving.

In July 2020, a report by Frost & Sullivan titled “Next-generation Perception Sensors for Autonomous Driving in North America and Europe, Forecast to 2030” considers us as one of the key disruptor camera sensor providers that tackles the main challenges vision sensor start-ups are addressing, namely, to enable superior sensor performance in challenging weather and lighting conditions. In addition, the report stresses the importance of the use of thermal camera technology for enhanced detection capabilities in harsh weather and lighting conditions for applications such as Autonomous Emergency Braking, Forward Collusion Warning, and Adaptive Cruise Control.

In March 2021, VSI Labs, a leading technology research company that examines the building blocks for autonomous vehicle technologies, reviewed several vision-based companies, including our company, and highlighted our unique automatic calibration module which allows stereo camera separation. VSI Labs’ review states that “Stereo vision is not new, but the methods for automatic calibration are… Stereo cameras (non-active) are able to provide better 3D vision which improves the distance estimation versus mono cameras.” The review further maintains that “By using both visible-light and thermal cameras, our stereo system capabilities allow obstacle detection in different harsh weather and lighting conditions, where LiDAR performance is compromised.” The article concludes our technology review by stating that “Foresight’s software creates dense 3D point clouds. Foresight’s software product appears to be one of the best current options.”

A September 2021 Forbes article emphasized the importance of stereo thermal cameras for the detection of any objects in harsh weather conditions. The use of our automatic calibration solution allows stereoscopic camera-based safety systems to generate an accurate depth map of the environment, detect any object and understand what is present on the road.

According to a report by Precedence Research published in October 2024 titled “Automotive Active Safety Systems Market Size, Share, and Trends 2024 to 2034”, the global automotive active safety systems market is estimated at $116.75 billion in 2024, projected to reach $127.26 billion in 2025, and is expected to grow to approximately $276.40 billion by 2034 at a CAGR of 9% from 2024 to 2034. In 2023, North America’s market growth was driven by technological advancements, regulatory mandates, and increasing consumer demand for vehicle safety, particularly with the rise of autonomous and connected vehicles. Meanwhile, Europe’s expansion was propelled by stringent safety regulations, environmental concerns, and a growing consumer preference for advanced safety features, pushing automakers to integrate more active safety systems. As the automotive industry progresses towards fully autonomous driving, the importance of active safety systems continues to grow, ensuring the safety of vehicles and passengers on the road.

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

In the race towards achieving full autonomy, autonomous driving systems face numerous technological challenges. From a sensory perspective, two predominant challenges stand out:

●	The ability to detect any type of obstacle –Autonomous systems must operate in diverse environments and be capable of detecting and responding to any type of obstacle. Whether navigating urban streets, industrial sites, or off-road terrains, these systems must accurately detect vehicles, pedestrians, and less predictable obstacles such as animals, fallen trees, rocks, or debris.

●

The ability to detect obstacles in adverse weather and lighting conditions – while most testing of autonomous systems is performed under optimal weather conditions (such as clear daylight), real-world deployment demands robust operation in all environmental conditions, including glare, fog, heavy snow or other challenging weather conditions, to ensure safe and reliable performance.

Target Markets

Our systems offer a significant competitive advantage in the industrial equipment, agriculture, drones and UAVs and defense sectors, which are known for shorter sale cycles and fast results. We have achieved several important milestones that should support our short-term revenue generation plans.

Heavy Machinery and Agriculture Markets

Advanced 3D perception technologies, such as ours, provide a myriad of benefits for agriculture and construction machinery. These vehicles can complete standard tasks while operators can handle other high value-added jobs, allowing companies to use their workforce more effectively. In construction, for example, this is critical because of a significant shortage of heavy equipment operators.

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

In addition, our automatic calibration technology optimizes existing stereo systems used in agriculture vehicles by overcoming miscalibration challenges caused by changes in temperature and equipment vibrations.

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

The global precision farming market was valued at $12.52 billion in 2024 and is projected to reach $43.64 billion by 2034, growing at a CAGR of 13.30% between 2024 and 2034, according to a February 2025 report by Precedence Research titled “Precision Farming Market Size, Share, and Trends 2024 to 2034”. This growth is driven by the increasing adoption of IoT and advanced analytics, enabling farmers to precisely manage field variations and boost productivity.

We have achieved notable progress in expanding our presence in the heavy machinery and agriculture markets through strategic collaborations. We have signed agreements with key players like South Korean KONEC Co. Ltd., or KONEC, and GINT Ltd and Chinese manufacturer BuilderX Robotics to develop and integrate our advanced 3D perception solutions for autonomous tractors, construction equipment, and mining trucks, aiming to enhance operational safety, efficiency, and autonomous capabilities in challenging environments.

Autonomous Drones and Unmanned Aerial Vehicles

Drones and UAVs are revolutionizing operations across industries by providing real-time intelligence, navigating hazardous environments, and enhancing operational efficiency. Foresight’s stereoscopic 3D perception technology equips these aerial platforms with superior depth perception, multispectral imaging, and real-time 3D mapping, ensuring precise navigation and enhanced situational awareness.

According to a February 2025 report by Grand View Research titled “Drone Market Size & Trends”, the global drone market, encompassing both autonomous and non-autonomous systems, was valued at $64.32 billion in 2023 and is projected to grow to $163.60 billion, at a CAGR of 14.5% from 2024 to 2030. This market growth underscores the increasing adoption of drone technology across industries such as agriculture, logistics, and infrastructure.

The autonomous drone market is also projected to grow significantly, increasing from $15.9 billion in 2023 to $53.4 billion by 2030, at a compound annual growth rate (CAGR) of 18.9%, according to an April 2024 report by Market Digits titled “Autonomous Drone Market”. This growth is fueled by advancements in artificial intelligence and machine learning, which are enhancing the autonomous capabilities of drones across various sectors.

Foresight’s stereo vision technology offers substantial opportunities within the UAV and drone market across diverse sectors. Our systems enhance safety through autonomous navigation and hazard detection, for example, improving search and rescue efforts with precise survivor identification, and enabling autonomous fire assessment for firefighting teams. Additionally, our technology can enhance maritime rescue operations by improving the location of distressed individuals at sea. These applications highlight the versatility of our stereo vision technology in addressing critical needs for safety and efficiency in the expanding UAV market.

In January 2025, we signed a commercial cooperation agreement with a prominent Indian drone manufacturer with a view to integrating our 3D perception technology into its autonomous drone platforms.

Defense Market

ADAS and autonomous technology offer many advantages on the battlefield. Defense vehicles must be able to adapt to complex conflict zones and operate in the harshest environmental conditions, including off-road driving and zero-visibility sandstorms. Currently, the most commonly used sensors for military vehicles are active LiDAR sensors, which constantly broadcast their location and can be easily detected by the enemy. Our non-active stereo technology creates a high-resolution point cloud that provides a unique 3D perception of the environment, leaving no energy signature discernible to an adversary.

According to an October 2022 forecast by MarketsandMarkets, the market for armored vehicles is expected to reach $34.1 billion by 2027, with the combat vehicle sector accounting for $20.2 billion of this total.

A February 2025 report by Verified Market Reports states that autonomous military vehicles market was valued at $5.03 billion in 2022 and is projected to reach $16.91 billion by 2030, growing at a CAGR of 17.90% from 2024 to 2030. This growth is driven by increasing defense budgets, the need for enhanced operational efficiency, and the growing emphasis on unmanned systems in modern warfare. Key technologies driving this growth include AI-powered navigation, machine learning-based target recognition, autonomous convoy systems, and robotic combat support1. These advancements enhance mission efficiency, reduce human risk, and improve real-time decision-making in defense operations.

In June 2022, Elbit Systems Ltd., or Elbit, showcased a robotic combat vehicle equipped with Foresight’s QuadSight vision solution at Eurosatory, the world’s leading land and airland defense and security exhibition. In February 2023, the QuadSight solution was recognized as a technological breakthrough by Israel’s Ministry of Defense and in July 2023, we signed an exclusive agreement with Elbit for commercializing its image processing software, with potential revenues of up to $4 million over five years. This software was commercially deployed to a defense industry customer through Elbit in April 2024 for use in fully autonomous vehicles.

Our 3D perception systems

Advanced Stereovision Sensor Kits

In November 2024, we launched an advanced sensor kit portfolio including ScaleCam™ Vision, ScaleCam™ Thermal, and QuadSight®. These kits are designed to enhance perception capabilities for various applications such as industrial automation, autonomous mobility, warehouse and logistics automation, drones, and unmanned aerial vehicles. The new offerings aim to strengthen Foresight’s position in the advanced perception technology market by providing high-resolution 3D mapping and superior visibility in diverse conditions.

ScaleCam Vision converts depth maps into high-resolution 3D point clouds, while ScaleCam Thermal detects heat signatures for reliable performance in adverse weather. QuadSight combines visible-light and thermal infrared imaging offering a cost-effective solution for autonomous vehicles.

The new portfolio aims to offer developers opportunities for rapid prototyping, testing, and implementation, suitable for both development and serial production phases. Our advanced stereovision technology provides high-resolution 3D mapping and per-pixel data for obstacle detection and terrain analysis, potentially reducing development time for applications in various sectors including heavy machinery, agriculture, logistics, automated special purpose vehicles, warehouse automation, drones, unmanned aerial vehicles, aviation, and advanced driver assistance systems

ScaleCam™ - Separated Stereo Cameras Solution

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

Separated cameras require ongoing calibration to optimize distance accuracy. Combined with our auto calibration technology, we are able to compensate for deviations caused by external factors, such as vibrations and temperature changes.

Since 2022, we have engaged in several POC projects with vehicle manufacturers to evaluate the capabilities of ScaleCam in accurate object detection and accurate distance measurement and assess the feasibility of rapid software integration. In January 2025, we delivered our first batch of ScaleCam systems to SUNWAY AI, or SUNWAY, to be integrated into their production line of autonomous logistics and robotic vehicles.

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

In November 2022, we entered into a commercial agreement with SUNWAY to develop and supply obstacle detection systems and cloud gateways for driverless and airport ground support vehicles, utilizing our QuadSight stereoscopic technology. In July 2024, we amended this agreement to incorporate our ScaleCam into SUNWAY’s autonomous logistics and robotic vehicles.

In July 2024, we signed a POC with Xi’an Jiaotong-Liverpool University to integrate QuadSight into Higer autonomous buses, and in December 2024, we began collaborating with Bumhan Motors Ltd. to develop 3D perception solutions for their autonomous electric buses, with plans to expand to commercial vehicles

Mono2Stereo – Creating 3D stereo perception from existing mono cameras

Generating 3D stereo perception from 2 separate mono cameras with different fields of view

Autonomous vehicles need further development, with safety being a primary concern. In 2021, we developed the Mono2Stereo™ software to enhance existing ADAS systems for Level 2 and Level 2-plus autonomy without requiring additional hardware or design changes.

Mono2Stereo is a 3D stereo-vision system that enhances existing cameras by utilizing overlapping views from cameras with different fields of view. It generates 3D perception, improving distance accuracy, obstacle detection, and active safety features.

While current ADAS rely on mono cameras, vehicle manufacturers aim to improve performance without changing hardware or design to avoid integration challenges and production delays. Mono2Stereo uses proprietary software algorithms to convert mono camera systems into 3D perception, enhancing ADAS sensors for better safety and accuracy

In 2022 and 2023, we participated in paid POC projects with leading Tier One suppliers, including Hitachi Astemo Ltd. and ZF North America Inc., or ZF North America, to improve ADAS distance measurement and object detection using existing cameras. Also in 2023, we partnered with leading vehicle manufacturers and Tier One suppliers, including a POC with a top Japanese manufacturer and a partnership with a major Chinese electric vehicle manufacturer to enhance safety and vision solutions.

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

We have developed a proprietary automatic calibration software designed to ensure that stereo cameras remain calibrated at all times regardless of their configuration or position on a vehicle, in order to create accurate and continuous 3D depth perception.

Our proprietary automatic calibration technology solution extends beyond automotive to benefit various autonomous systems. It has potential applications in unmanned ground systems, agriculture, heavy machinery and drones, enhancing precision, efficiency, and reliability across these sectors.

Calibrated depth map using Foresight’s automatic calibration technology	Real scene captured by visible-light cameras

3D point cloud solution

Our innovative stereovision-based 3D point cloud technology leverages passive dual-camera inputs to generate high-resolution spatial data without active emissions, offering a cost-effective and versatile solution across multiple industries. By converting depth maps into detailed point clouds, the system provides rich, accurate information for precise obstacle detection, terrain analysis, and sensor fusion. This adaptable technology finds diverse applications: enhancing autonomous navigation in automotive, facilitating precision farming in agriculture, supporting equipment design and maintenance in heavy machinery, and providing stealth situational awareness in defense. The passive yet precise method of capturing and processing 3D spatial data, combined with its accuracy, scalability, and adaptability, positions our solution as a driver of innovation in 3D imaging, addressing critical needs across various sectors while maintaining cost-effectiveness and operational efficiency.

Dragonfly Vision™ – 360-degrees 3D perception solution

Dragonfly Vision™, a groundbreaking 360° 3D perception solution for autonomous machines, is currently in development. This innovative technology leverages stereoscopic vision and advanced algorithms to provide precise object detection and contour recognition around vehicles across various distances and environments.

Dragonfly Vision optimizes computational resources while maximizing processing performance, incorporating a dynamic software architecture and unique auto-calibration. The system supports up to six stereo channels for complete vehicle coverage and offers optional thermal stereo vision for maintaining high accuracy in challenging lighting and weather conditions. By enabling unprecedented accuracy and road surface coverage, Dragonfly Vision presents a cost-effective alternative to traditional LiDAR systems, with potential applications across automotive, heavy machinery, and agricultural industries.

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

Sales and Marketing

A typical sales cycle of our 3D perception systems consists primarily of the following steps:

●	Initial engagement – the initial introduction of our technology to potential customers consists of technological roadshows, demonstrations and prototype evaluation. During the technological roadshows, we perform real-time demonstrations of our technology in different scenarios, offering the chance to experience our technology in real time and gain a better understanding of its outstanding capabilities. The scenarios simulate obstacle detection in challenging weather and lighting conditions. Other forms of demonstrations may include performing tests and calculations on data received from potential prospects in order to prove our solutions capabilities. To date, we have performed technological roadshows in the United States, Japan, across Europe, South Korea, India and in China, and dozens of demonstrations in Israel and around the world.

●	POC project – following technological demonstrations and initial evaluation, the customer may decide to engage in a paid POC project to further evaluate the technology. Such projects consist of testing our stereoscopic technology in predefined simulated and real-life scenarios, and last between 3 to 6 months, depending on the industry. Revenue from POC projects usually range between $25,000 - $100,000.

●	Co-development project – once a POC project has been successfully completed, we may enter into a co-development project with the customer, in which our technology is customized to meet the specific requirements of the specific customer. Revenue from a co-development project can reach hundreds of thousands of dollars, depending on the size and scope of the project.

●	Design win stage – entering into an agreement for commercial production with volume ranging in the tens of thousands all the way to hundreds of thousands of units/software licenses per year over a period of 8-10 years.

Our stereoscopic 3D perception solutions are modular and can be customized to meet customer needs:

1.	Software license for generating accurate object detection based on visible-light cameras and the long-wave infrared camera configuration. Our software modules, such as the automatic calibration and dense 3D point cloud software, are also offered as a software license.

2.	SoC: consists of an automotive graded board and image processing software.

3.	A complete solution: consists of image processing software, SoC, and cameras.

To date, we have signed two commercial agreements: (1) a commercial agreement with SUNWAY for up to $51 million for the development and supply of obstacle detection systems for driverless vehicles, as well as for ADAS systems for airport ground support vehicles; (2) a commercial agreement with Elbit, a leading defense company in Israel for up to $4 million.

Additionally, to date we have signed 2 commercial cooperation agreements: (1) one with KONEC, a leading South Korean Tier-One automotive supplier for up to $7 million to integrate advanced 3D perception solutions into the vehicles and solutions of KONEC’s customers and partners across a wide range of sectors; and (2) one with a prominent Indian drone manufacturer that is a supplier of the Indian Ministry of Defense, to integrate 3D perception technology into the manufacturer’s autonomous drone platforms, with a total commercial potential reaching up to $16 million.

We have successfully completed several POC projects with notable customers, including a leading European OEM, a global Japanese Tier One supplier - Hitachi, a leading global Tier One technology company, ZF North America, as well as a leading American manufacturer of electric vehicles. Furthermore, we are presently engaged in multiple POC projects with leading OEMs and Tier One suppliers in Japan, South Korea, Europe and China.

Additionally, we have successfully completed a development project for a customized 3D perception solution to meet the requirements of the Israeli Defense Forces, or IDF. The customized solution was showcased in June 2022 by Elbit on an unmanned ground robotic combat vehicle at Eurosatory, the world’s leading land and airland defense and security exhibition in Paris.

Our main focus for 2025 is to (1) increase the number of customers engaged in POC projects in order to allow them to test and evaluate the performance of our technology, (2) engage with customers in co-development projects, allowing us to tailor our solutions to each customer’s individual needs, (3) initiate and accelerate sales of our products to SUNWAY’s customers, (4) conclude commercial agreements and initiate sales of our products to KONEC’s customers and with the Indian drone manufacturer and (5) initiate software license sales to Elbit’s end customers in the defense markets.

In March 2021, we announced the sale of a QuadSight prototype to the U.S. division of Hitachi, a leading Japanese Tier One supplier and manufacturer of stereo vision systems for the automotive industry. Hitachi was interested in assessing our thermal stereo capabilities for possible enhancement of its current visible light stereo capabilities. The successful evaluation of our technology led to the signing of two POC projects with Hitachi, one in January 2022 and another one in June 2022. The POC projects consisted of technological evaluation and testing of predefined simulated and real-life scenarios. We paired our QuadSight and Mono2Stereo technologies with Hitachi’s existing camera systems in an effort to improve distance measurement and object detection. Both POC projects were completed successfully, and, during the fourth quarter of 2022, Hitachi demonstrated our solution to their customers, primarily automotive OEMs, and received positive feedback.

In January 2022, we deepened our Chinese footprint with the establishment of Foresight Changzhou in Jiangsu Province, China. The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park, or CIP, a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market. With the support of CIP’s facilities and its dedicated staff, Foresight Changzhou received a package of incentives and grants from the Jiangsu Province’s government to aid in overcoming barriers and achieving success in China. The subsidiary has hired local engineers and high-quality staff, who are based in CIP.

In January 2022, we announced the signing of a multiphase business cooperation agreement with SUNWAY. The first phase consisted of a POC project in which SUNWAY will test the QuadSight vision prototype solution and evaluate our technology and its further potential integration into SUNWAY’s products and services. The POC project was completed successfully and in May 2022 we announced the signing of a memorandum of understanding with SUNWAY. The memorandum of understanding established a joint development program for an obstacle detection system for unmanned vehicles based on our stereoscopic technology, using both visible light and thermal cameras. Consequently, in November 2022, we signed a joint development and supply agreement with SUNWAY to strengthen our relationship. Over the contractual period of four years, the deal may yield up to $51 million in revenue based on demand from SUNWAY. The agreement establishes a joint program for the development and supply of obstacle detection systems and cloud gateway for driverless vehicles, as well as for ADAS for airport ground support vehicles, using both visible light and thermal cameras. Starting in the second half of 2023, SUNWAY will commercialize the ADAS systems to its customers and to third parties in Mainland China, as well as to Hong Kong, Taiwan and Macao. SUNWAY will assume responsibility for all regulatory clearances in connection with commercialization, as well as all installation, deployment, maintenance and support activities. Additionally, and subject to predefined commercial terms, SUNWAY was granted exclusive commercialization rights in China regarding the ADAS systems for ground support vehicles used in airports. Our QuadSight stereoscopic technology, including both proprietary software and cameras, will be licensed to SUNWAY and will serve as the underlying technology for SUNWAY’s ADAS systems, intended for integration into several types of vehicles working closely with aircraft, including fueling vehicles, garbage trucks, boarding vehicles, etc. The QuadSight system allows all obstacle detection in challenging weather and lighting conditions. Our passive, non-emitting sensors are a perfect fit for airport vehicles that employ autonomous systems in sensor-filled environments and can benefit from non-interfering solutions. In July 2024, we announced that we had amended this agreement whereby our ScaleCam will be incorporated into SUNWAY’s innovative line of autonomous logistics and robotic vehicles. We will equip SUNWAY’s unmanned warehouse and materials handling vehicles, autonomous coffee machine carts and wireless charging robotic vehicles with our advanced 3D perception systems to enable autonomous capabilities for both indoor and outdoor operations. In January 2025, we announced that we had delivered the first batch of ScaleCam systems to SUNWAY.

In February 2022, we announced that we will customize products and solutions for a leading Israeli defense integrator, Elbit. We developed a customized 3D perception solution to meet the requirements of Elbit’s end-customer, the IDF. Total revenue from the project amounted to approximately $220,000 during 2022. The customization project followed extensive testing of QuadSight prototype solutions by Elbit, over a period of two years, as well as numerous successful demonstrations performed by Elbit to the IDF. Following the successful process, Elbit plans to replace the use of LiDAR in its solutions with our vision technology. In June 2022, Elbit showcased our customized 3D solution on an unmanned ground robotic combat vehicle at Eurosatory, the world’s leading land and airland defense and security exhibition in Paris. Our stereo camera solution empowers autonomous features such as obstacle detection, terrain analysis and navigation plans in the most challenging conditions, including off-road driving and zero-visibility sandstorms. Consequently, in July 2023, we signed an exclusive agreement with Elbit for the commercialization of our image processing software solution, securing potential revenues of up to $4 million over five years, starting in the second half of 2023. Elbit has started to commercialize our software solution, exclusively and globally, in the form of a software license. Our solution is offered to Elbit’s end customers as a component ADAS for driving safety, as well as a solution for semi and fully-autonomous platforms used in unmanned combat and security ground vehicles in the defense, paramilitary and homeland security markets. Additionally, in February 2023, our QuadSight® solution was recognized as a significant technological breakthrough by Israel’s Ministry of Defense. The QuadSight® solution outperformed competing sensors, including LiDAR, during extensive testing, following which the Ministry of Defense concluded that our passive stereo technology exceeded all requirements and declared it to be a significant technological breakthrough for defense applications. In April 2024, we announced that Elbit will commercially deploy our cutting-edge software solution to a key customer in the defense industry, who will install it in its fully autonomous defense vehicles. This marked the first time that our 3D image processing software was commercially licensed to one of Elbit’s end-customers.

In June 2022, we announced the signing of an agreement for a POC project with ZF North America, a subsidiary of ZF Friedrichshafen AG, or ZF, one of the top three leading Tier One technology companies supplying systems for passenger cars, commercial vehicles and industrial technology, enabling the next generation of mobility. The POC project followed our winning of the ZF Pitch Event that took place at the 2022 Consumer Electronics Show exhibition in January 2022. The POC project was completed successfully and discussions are underway with ZF regarding potential next steps, which could involve collaborating on a joint development initiative.

In September 2022, we signed a paid joint POC project with a leading American manufacturer of electric vehicles. The project consists of technological evaluation and testing of predefined scenarios. We demonstrated our ability to create 3D stereo perception with software only, using the manufacturer’s existing pair of mono cameras mounted on a large baseline (distance between the cameras). Our proprietary ScaleCam separated stereo camera solution allows manufacturers to place cameras on a large baseline. This solution increases distance accuracy at long ranges, allows detection of any type of obstacle, and improves the safety and robustness of the manufacturer’s driver assistance system.

In February 2023, we announced that our wholly owned subsidiary, Foresight Changzhou Automotive Ltd. won the Outstanding Enterprise in International Cooperation award from China Israel Changzhou Innovation Park, or CICP, Jiangsu Province. Foresight Changzhou was one of five companies to win this award, out of nearly 200 companies in the CICP. Foresight registered in the CICP at the end of 2021 and signed a commercial contract of up to $51 million with SUNWAY in November 2022, enhancing its support in the open innovation and high-quality development of the CICP and Changzhou City.

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

In June 2023, we signed a collaboration agreement with KONEC, a Republic of Korea Tier-One supplier in order to collaborate on developing ADAS and autonomous driving solutions. Following this, we signed a commercial cooperation agreement with KONEC in December 2024 and, pursuant to the terms of the agreement, KONEC forecasts commercial sales of $1.5 million by 2027, with anticipated revenues from various advanced solutions projected to grow up to $7 million by 2029. Alongside the cooperation agreement, we signed a three-way collaboration agreement with GINT Ltd. a Korean tier one automotive supplier, to develop advanced 3D perception solutions for autonomous tractors and construction equipment that integrate our perception capabilities, including visible-light and thermal infrared cameras. We also signed another three-way cooperation agreement with 7meerkat Ltd., a company providing next generation parking and city management systems, to develop and commercialize AI-powered smart parking and city management solutions using our 3D perception technology.

In addition, In May 2024, we announced that we had signed a co-development collaboration agreement with KONEC, sponsored by Hyundai’s Foundation of Korea Automotive Parts Industry Promotion, to integrate our ScaleCam 3D perception technology into a conceptual autonomous driving vehicle. The integration was successful and discussions are underway with KONEC and other parties regarding potential next steps, which could involve collaborating on a joint development and commercialization initiative.

In August 2023, we signed a paid POC project with the Chinese subsidiary of one of the world’s leading manufacturers of industrial equipment, heavy machinery, construction and mining equipment. The purpose of this POC was to evaluate our technology to add 3D perception capabilities to its mining and construction trucks and to assess the accuracy of our unique automatic calibration capabilities in enhancing 3D depth perception.

Also in August 2023, we signed an agreement for two POC projects with a leading Japanese global vehicle manufacturer so that we can assess the accuracy of our automatic calibration capabilities in enhancing 3D perception and have our Mono2Stereo perception enhancement solution assessed in how it is used in existing mono cameras with different fields of view. In February 2024, we announced the successful completion of these POC projects with the Japanese vehicle manufacturer. In July 2024, we announced that we signed a follow-up paid software POC project with the vehicle manufacturer with a view to improving existing safety features in its vehicles with ScaleCam.

In September 2023, we signed a multi-phase cooperation agreement with a leading Chinese electrical vehicle OEM. The first phase of the agreement consists of a POC project to evaluate our 3D perception capabilities including high resolution point cloud, object detection and disparity mapping, for possible enhancement of the OEM’s current automotive vision solution.

In July 2024, we signed a POC with Xi’an Jiaotong-Liverpool University with the aim to install and integrate QuadSight into Higer Bus Company Limited autonomous buses.

In July 2024, we also announced that we had entered into an agreement with BuilderX Robotics, or BuilderX, a Chinese developer of remote-controlled devices for heavy machinery, designed primarily for operation in hazardous industrial environments. The POC project will focus on assessing our QuadSight 3D perception capabilities with a view to enhancing the operational safety, vision accuracy and efficiency of BuilderX’s machinery. In September 2024, we signed a multi-phase collaboration agreement with BuilderX following on from this POC, in which the parties will cooperate to develop and commercialize advanced 3D perception solutions for construction machinery and equipment in harsh industrial environments.

In September 2024, we signed a multi-phase strategic cooperation agreement with China Design Group Co. Ltd. for the marketing and sales of our 3D perception technology for intelligent traffic systems.

In October 2024, we announced the signing of a multi-phase collaboration agreement with Tata Elxsi Limited, a leading global tier one supplier of design and technology services, that would include the development and commercialization of advanced solutions for advanced driver assistance systems. These solutions would be integrated into passenger vehicles, heavy machinery and agricultural vehicles.

In December 2024, we signed a multi-phase collaboration agreement with Bumhan Motors Ltd., or Bumhan, to develop advanced 3D perception solutions. Initially the parties will collaborate to develop and bring to market advanced 3D perception solutions for Bumhan’s autonomous electric buses, with plans to expand their offerings into semi- and fully autonomous solutions for commercial vehicles.

In January 2025, we entered into a commercial cooperation agreement with a leading Indian drone manufacturer, a supplier to the Indian Ministry of Defense, to integrate our 3D perception technology into their autonomous drone platforms. This collaboration has a commercial potential of up to $2.5 million by 2026, with anticipated revenue reaching up to $16 million by the end of 2029. This collaboration will initially concentrate on enhancing drone performance in adverse conditions, such as dense smoke, poor lighting, and high temperatures. Subsequent phases may involve manufacturing, marketing, and distribution, with initial focus on the Indian market before global expansion.

In February 2025, we signed a development service agreement with a leading Japanese manufacturer of road traffic, hazard management and monitoring solutions. The purpose of the agreement is to establish a framework for future project collaborations and commercialization, aimed at enhancing the safety and efficiency of road traffic and hazard management, while driving cost-effectiveness in product development and production.

Our success lies, in key part, in the modularity of our software vision solutions. This business model enables us to customize 3D perception solutions and tailor them to our customers’ specific needs. Whether by integrating our software seamlessly with existing sensors or by providing a comprehensive vision solution that combines our proprietary software with customer-requested hardware, we are at the forefront of driving innovation in the industry.

Vehicle-to Everything (V2X) Solutions – Eye-Net Mobile

V2X communication is a wireless technology that allows vehicles, infrastructure, grid, home, and network to communicate with each other. This cutting-edge technology has the potential to revolutionize the automotive industry in the coming years. By enabling more effective traffic management, V2X technology can enhance vehicle performance and alleviate traffic congestion. Additionally, V2X technology could also contribute to improved gas consumption, as well as increased accuracy and precision in location tracking.

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

Market Opportunity

Market Segments

●	Mobile Apps: Utilizing the already existing install-base of numerous location-based applications (navigation, fitness, etc.), can serve as a global added value for all users and enhance road safety.

●	Micro-mobility: Shared urban mobility creates numerous safety concerns for riders and pedestrians.

●	Motorcycles: Motorcyclists, as vulnerable road users, are at risk for dangerous broadside or T-bone accidents. A solution that provides critical alerts to side-impact collisions can save lives.

●	Automotive: ADAS improve driver’s safety by analyzing predefined field of view. Cars with beyond line-of-sight warning capability enhance all-around protection for all road users.

●	Smart Cities: The ability to interconnect between smart cities is key to improving road safety for all road users in the urban ecosystem, in planning for suitable “Vision-Zero” future.

●	Emergency services: Eye-Net Mobile’s collision prevention technology enhances emergency services by predicting and preventing accidents in real-time, reducing reaction times and improving road safety for all users without requiring additional hardware.

●	Telecom: Eye-Net’s collision prevention technology offers telecom companies a valuable opportunity to integrate real-time safety features into existing cellular networks, improving user safety and creating new revenue streams.

●	InsurTech: Using Eye-Net’s technology, InsurTech companies can benefit from enhanced risk assessment capabilities, real-time accident prevention, and data-driven insights, potentially reducing claims and improving overall profitability

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

According to a December 2024 report by Global Market Insights titled “Automotive Vehicle-to-Everything (V2X) Market Size - By Connectivity, By Vehicle, By Communication, By Component, By Application, Analysis, Share, Growth Forecast, 2025 – 2034”, the global automotive V2X market, valued at $4.1 billion in 2024, is expected to grow at a 25.1% CAGR through 2034 and reach $37.4 billion by 2034, is driven by rising demand for road safety and advancements in autonomous driving. Government regulations, improved traffic management, and 5G deployment are accelerating V2X adoption, enhancing real-time vehicle communication and smart mobility solutions.

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

Micro-mobility market

Micro-mobility refers to a rapidly growing market segment that encompasses various modes of transportation, including electric scooters, bicycles, and hoverboards, among others. These vehicles offer a convenient and eco-friendly solution to short-distance travel in urban areas and have quickly gained popularity in recent years. According to a February 2023 report by Acumen Research and Consulting titled “Micromobility Market Size Projected to Garner USD 186.2 Billion by 2030 growing at 16.2% CAGR - Exclusive Report by Acumen Research and Consulting”, the Global Micro-mobility Market Size gathered $49.3 Billion in 2021 and is set to garner a market size of $186.2 Billion by 2030 growing at a CAGR of 16.2% from 2022 to 2030.

ADAS market

A January 2025 report by Research and Markets titled “Advanced Driver Assistance Systems (ADAS) Market Forecast Report 2025: ADAS Market Set for 16.5% CAGR, Reaching $91.37 Billion by 2029, with Regulatory Mandates and AI Integration Leading Growth” claims that the advanced driver assistance systems (ADAS) market is projected to grow from $43.03 billion in 2024 to $50.13 billion in 2025 at a compound annual growth rate (CAGR) of 16.5%. By 2029, the market size is expected to reach $91.37 billion, driven by the increasing demand for semi-autonomous and autonomous vehicles, AI integration, and V2X communication. ADAS are technologies and electronic systems in a vehicle to assist the driver. ADAS utilizes the sensors that are present inside the vehicle, such as a camera and a radar, to have a vigil on the outside world. ADAS provides pivotal information like the level of congestion present on the roads, updates on traffic, blockage, and closure of roads ahead so that the driver gets alerted beforehand. This system also measures the driver’s distraction and level of fatigue of the driver, thereby suggesting the precautions that need to be taken.

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

The Eye-Net Products

Eye-Net Mobile offers two software-based products:

1. Eye-Net™ Protect (Market penetration – Under commercial integration)

In December 2019, we completed the SDK configuration of the Eye-Net™ Protect solution. The Eye-Net™ Protect is a comprehensive solution that includes an intuitive mobile interface designed to provide real-time pre-collision alerts to all road users, including the most vulnerable ones (pedestrians, cyclists, and micro-mobility riders)

An SDK configuration indicates commercial engagement readiness and will allow Eye-Net Mobile to integrate its solution with leading location-based applications, such as navigation, ridesharing, parking, and fitness applications. This configuration will enable rapid market penetration, providing a life-saving accident prevention solution that is readily available for deployment.

Eye-Net™ Protect also comes in an enhanced version—Eye-Net™ Protect Plus—designed with additional features specifically to support cyclists.

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

Eye-Net™ Protect is an intuitive and easy-to-use cellular-based V2X solution that provides real-time pre-collision alerts to drivers and vulnerable road users, including pedestrians, cyclists, scooter drivers, etc., by using smartphones and relying on existing cellular networks.

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

The Eye-Net Protect solution aims to solve three main limitations of conventional ADAS systems:

●	Conventional ADAS systems analyze threats and monitor potential hazards that are within the sensor’s field of view. To the best of our knowledge, Eye-Net is the first available software-based solution today that aims to foresee collisions much before any sensor, when the threat is still beyond line of sight.

●	Conventional ADAS systems alert the driver and provide autonomous indications to the vehicle. Eye-Net alerts the driver and other vulnerable road users (pedestrians, cyclists, scooter drivers) that have no available real-time safety aids about oncoming vehicles and allows them to take an active part in preventing accidents.

●	While conventional ADAS sensor performance is compromised by harsh weather conditions (snow, fog, rain, etc.), Eye-Net uses robust cellular infrastructure that is not affected by any weather or lighting conditions, thus allowing uninterrupted operation and continuous road-user protection.

2.	Eye-Net™ Sense (Market penetration – Under POCs with automotive OEMs)

Eye-Net™ Sense is a V2X collision detection and accident prevention solution that sends alerts and indications to the driver. Eye-Net™ Sense uses a unique virtual sensor RUDAR™ (Road Users Detection and Ranging) designed to provide a point cloud of the real time location, movement characteristics and probability of collision with each of the road users around the vehicle.

Eye-Net™ Sense is designed to provide unique features and capabilities enhancing automotive safety, without any hardware changes, allowing vehicles to communicate with all road users.

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

In February 2022, Eye-Net Mobile was one of five winners selected by the Paris2Connect consortium to participate in an urban mobility experiment to take place in Paris’s Urban Innovation District. The Paris2Connect consortium includes Nokia (HEL: NOKIA), ATC France (a subsidiary of American Tower Corporation), Aximum, RATP Group, and Signify N.V. (AMS: LIGHT).

In November 2022, Eye-Net Mobile successfully completed a technological roadshow of the Eye-Net Protect solution in Japan. Eye-Net Mobile demonstrated the technology for 20 automotive-related companies, including five leading Japanese OEMs, tier one and two suppliers, as well as 11 dashboard cameras (dashcam) companies. Eye-Net Mobile’s successful demonstrations generated significant interest among several world-leading OEMs and manufacturers of complementary equipment to the automotive industry (including infotainment systems and dashcams) who expressed interest in pursuing further technological evaluation.

In February 2023, Eye-Net Mobile was engaged in a paid POC project to integrate Eye-Net™ Sense automotive system with a leading Japanese vehicle manufacturer’s existing ADAS systems. The parties engaged in a paid POC project to evaluate the added value and capabilities of Eye-Net™ Sense as a software V2X communication layer, allowing for unprecedented, seamless communication between vehicles and all road users (including vulnerable road users). The POC was conducted in collaboration with a leading Japanese technology and communication company that provided the communication infrastructure and advanced communication modules. In March 2024, Eye-Net has received an additional order for a paid development project from the vehicle manufacturer, following the successful completion of the first two phases of the POC project. The next phase will evaluate the potential of Eye-Net™ Sense as key infrastructure for safety message transmission, aiming to facilitate seamless communication between vehicles and all road users, particularly vulnerable road users. Upon successful evaluation, the parties will explore potential commercial opportunities.

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

In November 2023, Eye-Net Mobile was selected by the European Software République consortium, or SWR, to take part in an incubation program for a project that will deliver an accessible V2X road safety solution for all road users. SWR is a European innovation ecosystem for intelligent, secure, and sustainable mobility, founded by Dassault Systèmes SE, Eviden, Orange S.A., Renault Group, STMicroelectronics N.V and Thales Group. In November 2024, Eye-Net Mobile signed an agreement with SWR to integrate and conduct real-time testing of Eye-Net Mobile’s V2X collision avoidance solution to enable advanced digital services for efficient urban mobility. This collaboration aligns with SWR development of innovative digital services designed to enhance road user safety in the metropolitan area of Bordeaux, France. The agreement is part of a multi-phase collaboration to deploy Eye-Net’s solution, using third-party mobile applications, across dozens of European cities. If the integration of Eye-Net solution is successful, it may lead to its widespread commercial deployment in the Bordeaux metropolitan region.

In April 2024, Eye-Net Mobile has entered into a three-way agreement for a POC project with leading Japanese technology and insurance companies to evaluate the integration of Eye-Net’s collision prevention technology into dashboard cameras. This collaboration aims to enhance road safety, reduce accident rates, and potentially lower insurance costs by offering advanced features that detect collisions beyond the driver’s line of sight.

In July 2024, Eye-Net Mobile signed a three-way multi-phase agreement for a paid POC project with SoftBank and a Japanese vehicle manufacturer as part of a multi-phrase plan consisting of an evaluation of the Eye-Net Mobile Sense demonstration kit in a standalone mode, which may be followed by the potential integration of Eye-Net Mobile Sense into the vehicle manufacturer’s infotainment systems and potential and potential integration of the Eye-Net Mobile Sense solution into the ADAS.

In January 2025, Eye-Net Mobile achieved European New Car Assessment Program compliance, having passed rigorous field tests conducted by UTAC. The evaluation by UTAC is part of Eye-Net Mobile’s collaboration with SWR in its roadmap to deploy Eye-Net Mobile’s digital services in France. We believe that this validation paves the way for Eye-Net Mobile’s expansion into the automotive market and may open up new opportunities for strategic partnerships with leading automotive manufacturers and suppliers.

Investment in Railway Safety

In February 2024, the Company sold its entire investment stake in Rail Vision for approximately $1,855,000 in gross proceeds, at an average share price of $6.07. After accounting for selling fees, the net proceeds from the sale totaled approximately $1,847,000.

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

Foresight Automotive has a portfolio of four granted U.S. patents and three U.S. non provisional applications, two granted patents with the Israeli Patent Office, two granted patents and two full applications in China, one application in Europe, one granted patent in Japan, and one provisional U.S. application. Eye-Net Mobile has a portfolio of one granted U.S. patent, two PCT applications, one full application with the Israeli Patent Office, two applications in Japan, three applications in the U.S. and three applications in Europe. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provides certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

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

Research and Development

For the years ended December 31, 2024, 2023 and 2022, we incurred approximately $9,143,000, $11,587,000, and $11,534,000, respectively, of research and development expenses, net.

Through Foresight Automotive, we have a development services agreement with Magna, pursuant to which Magna provides Foresight Automotive with software development services in consideration of monthly payments at agreed upon rates for each of Magna’s employees, not to exceed the aggregate monthly consideration of NIS 50,000, plus VAT. We expect that the services provided by Magna will decrease as we hire additional employees and expand our in-house capabilities.

Grants from the Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2024, we have received the aggregate amount of approximately $623,000 from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure.

Magna B.S.P. Ltd., a private company incorporated in Israel, holds, as of March 17, 2025, approximately 6.11% of our issued and outstanding share capital as of the date of this annual report on Form 20-F. We currently have two wholly-owned subsidiaries: Foresight Automotive and Eye-Net Mobile. In addition, Foresight Automotive has one wholly-owned subsidiary, Foresight Changzhou, incorporated in Jiangsu Province, China.

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

Our office and research and development facility is located at the Science Industrial Park in Ness Ziona, Israel, where we currently occupy approximately 11,000 square feet. We lease our facility, and our lease end on March 31, 2027. We have an extension option for additional 3-year periods. Our monthly rent payment is approximately NIS 106,000 (approximately $29,000).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 27, 2024.

Overview

We are a technology company engaged in the design, development and commercialization of advanced 3D perception systems and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive, Eye-Net Mobile and Foresight Changzhou, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-site” cellular-based applications. Our 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, agriculture and heavy industrial equipment and UAVs. Eye-Net Mobile develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge AI technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles. Each of our solutions is designed, developed and commercialized by one of our subsidiaries. Foresight Automotive and Eye-Net Mobile, all of which are located in our corporate headquarters, benefit from our collective engineering, operating, regulatory and marketing infrastructure to support their respective activities.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
U.S. dollars in thousands	2024	2023
Payroll and related expenses	7,538	8,997
Subcontracted work and consulting	470	1,229
Share-based payments to service providers	-	19
Rent and office maintenance	832	936
Travel expenses	215	90
Other	319	416
Less participation in grants	(231)	(100)
Total	9,143	11,587

We expect that our research and development expenses will increase as we will need to recruit more employees as we move closer to commercialization of our solutions.

Sales and marketing

Our sales and marketing expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and travel expenses and other marketing and sales expenses.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
U.S. dollars in thousands	2024	2023
Payroll and related expenses	595	1,076
Exhibitions, conventions and travel expenses	98	379
Consultants	360	416
Other	67	68
Total	1,120	1,939

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
U.S. dollars in thousands	2024	2023
Payroll and related expenses	1,288	1,458
Share-based payments to service providers	64	134
Professional services	673	898
Directors’ fees and insurance	207	326
Travel expenses	28	15
Rent and office maintenance	283	196
Other	134	92
Total	2,677	3,119

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023.

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2024	2023
Revenues	436	497
Gross profit	264	354
Research and development expenses, net	9,143	11,587
Marketing and sales	1,120	1,939
General and administrative	2,677	3,119
Operating loss	12,676	16,291
Financial expenses (income), net	(1,538)	2,119
Net loss	11,138	18,410
Loss attributable to holders of Ordinary Shares	11,138	18,410

Revenues

Our revenues for the year ended December 31, 2024, amounted to $436,000 representing a decrease of $61,000 or 12.3%, compared to approximately $497,000 for the year ended December 31, 2023. The revenues for the year ended December 31, 2024, were generated primarily from our commercialization agreement with Elbit in the amount of $162,000, from the completion of a successful POC project with KONEC in the amount of $55,000, from the completion of a successful POC project of Eye-Net with SoftBank in the amount of $74,000 and from a successful POC project of Eye-Net with two leading Japanese vehicle manufacturers in the amount of $83,000.

Research and development expenses, net

Our research and development expenses for the year ended December 31, 2024, amounted to $9,143,000, representing a decrease of $2,444,000, or 21.1%, compared to approximately $11,587,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants, partially offset by an increase in travel expenses.

Sales and marketing

Our marketing and sales expenses for the year ended December 31, 2024, amounted to approximately $1,120,000, representing a decrease of approximately $819,000, or 42.2%, compared to approximately $1,939,000 for the year ended December 31, 2023. The decrease is mainly attributable to a decrease in payroll and related expenses, a decrease in consultants and a decrease in exhibitions and travel.

General and administrative

Our general and administrative expenses amounted to approximately $2,677,000 for the year ended December 31, 2024, representing a decrease of approximately $442,000, or 14.2%, compared to approximately $3,119,000 for the year ended December 31, 2023. The decrease is mainly attributable to a decrease in payroll and related expenses and in professional services.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2024 was approximately $12,676,000, as compared to an operating loss of approximately $16,291,000 for the year ended December 31, 2023, a decrease of approximately $3,615,000, or 22.2%.

Financial expenses and income, net

Financial expenses, net, mainly consist of revaluation of securities, bank interest income, exchange rate differences and other transactional costs.

We recognized financial income, net, of approximately $1,538,000 for the year ended December 31, 2024, compared to financial expenses, net of $2,119,000 for the year ended December 31, 2023. Finance income, net for the year ended December 31, 2024, consist primarily of profit from the sale of all Rail Vision’s shares and revaluation of Rail Vision to its fair value in the amount of $1,444,000 and from interest income in the amount of $431,000, offset by exchange rate differences and others in the amount of $337,000. Finance expenses, net, for the year ended December 31, 2023, consisted of loss from exchange rate differences and lease liabilities in the amount of $466,000, offset by interest income in the amount of $667,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2024 was approximately $11,138,000, as compared to approximately $18,410,000 for the year ended December 31, 2023, a decrease of approximately $7,272,000.

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

Overview

Since our inception through December 31, 2024, we have funded our operations principally with approximately $119,603,000, in the aggregate, from funding from Magna, the issuance of Ordinary Shares or ADSs and exercise of warrants and options. As of December 31, 2024, we had approximately $7.2 million in cash and cash equivalents and restricted cash.

As of December 31, 2024, the Company had incurred accumulated losses of $131 million and expects to continue to fund its operations through issuances of Ordinary Shares or ADSs and exercise of warrants and options. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from our recent offerings of ADSs, will be sufficient to support working capital and capital expenditure requirements through January 2026. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

The table below presents our cash flows for the periods indicated:

	December 31,
U.S. dollars in thousands	2024	2023
Operating activities	(11,055)	(14,926)
Investing activities	1,785	7,092
Financing activities	903	4,181
Effect of exchange rate changes on cash and cash equivalents	(185)	112
Net decrease in cash and cash equivalents	(8,552)	(3,541)

Operating Activities

Net cash used in operating activities of approximately $11,055 during the year ended December 31, 2024 was primarily used for payments of payroll and related expenses, payments for professional services, subcontracted work and travel, patents, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $14,926,000 during the year ended December 31, 2023 was primarily used for payment of payroll and related expenses, payments for professional services, subcontracted work and travel, patents, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of approximately $1,785 during the year ended December 31, 2024, was due to the sale of all the shares in Rail Vision for approximately $1,847,000 in net proceeds after accounting for selling fees, offset by purchases of fixed assets of approximately $62,000.

Net cash provided by investing activities of approximately $7,092,000 during the year ended December 31, 2023, was due to changes in short-term deposits of approximately $7,216,000, offset by purchases of fixed assets of approximately $124,000.

Financing Activities

Net cash provided by financing activities of approximately $903,000 during the year ended December 31, 2024 was the result of sales of 1,449,130 ADSs through a certain 2024 sales agreement with AGP, or the 2024 Sales Agreement, with an average price of $0.696 per ADS, raising net proceeds of approximately $903,000 after deducting closing costs and fees.

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

On January 22, 2021, we entered into a sales agreement with AGP, or the January 2021 Sales Agreement, pursuant to which we may offer and sell, from time to time, our ADSs. In that regard, we registered up to $60,000,000 of our ADSs on a Registration Statement on Form F-3 (File No. 333-252334) for the sale under the January 2021 Sales Agreement. Through December 7, 2023, the date on which we terminated the 2021 Sales Agreement, we had sold an aggregate of 1,438,294 ADSs for aggregate gross proceeds of approximately $14.1 million.

On December 7, 2023, we entered into definitive securities purchase agreements with U.S. institutional investors and Israeli investors to purchase an aggregate of 4,500,000 of our ADSs representing 135,000,000 ordinary shares, at a purchase price of $1.00 per ADS in a registered direct offering, or the Registered Direct Offering. The total gross proceeds from the Registered Direct Offering were approximately $4.5 million. The closing of the sale of the ADSs occurred on December 11, 2023. There were two related insider participants in the Registered Direct Offering: our chief executive officer, Haim Siboni, who controls Magna, through the participation of Magna and Sivan Siboni-Scherf, our vice president of human resources. The aggregate amount invested by the insider participants in the Registered Direct Offering was $525,000. We also entered into a letter agreement with A.G.P./Alliance Global Partners, or A.G.P., as placement agent, dated December 7, 2023, pursuant to which they agreed to serve as the placement agent in connection with the Registered Direct Offering. We agreed to pay the placement agent a cash placement fee equal to 7.0% of the gross proceeds received for the ADSs in the Registered Direct Offering provided, however that for certain investors, the placement agent credited us four percent (4.0%) of the aggregate purchase price paid by such purchasers. We also agreed to reimburse the placement agent for certain fees and disbursements incurred by them in connection with the Registered Direct Offering in an amount of up to $50,000.

On June 14, 2024, we entered into the 2024 Sales Agreement with A.G.P., as sales agent, pursuant to which we were able to offer and sell through A.G.P. up to $1,130,000 of our ADSs. We paid the A.G.P. 3.0% of the aggregate gross proceeds from the sale of ADSs pursuant to the 2024 Sales Agreement. We also agreed to reimburse the sales agent for certain specified expenses. On December 31, 2024, we filed a prospectus supplement to supplement and amend the prior prospectus dated June 14, 2024, so that we could increase the maximum aggregate offering price of our ADSs that may be offered, issued and sold under the 2024 Sales Agreement up to $7,000,000 through A.G.P. On February 21, 2025, we filed a prospectus supplement to supplement and amend the prior prospectus dated December 31, 2024, so that we could increase the maximum aggregate offering price of our ADSs that may be offered, issued and sold under the 2024 Sales Agreement up to $11,400,000 through A.G.P. As of March 17, 2025, we have sold 101,773,710 Ordinary Shares under the 2024 Sales Agreement, having aggregate gross proceeds of $2.87 million and aggregate net proceeds of $2.67 million.

On March 7, 2025, Foresight, with its wholly owned subsidiary, Eye-Net Mobile, entered into securities purchase agreements with institutional and private investors for an investment in Eye-Net Mobile, based on an Eye-Net Mobile pre-money valuation of $45 million. The gross proceeds of the investment will be approximately $2.75 million, before deducting finders’ fees and other estimated offering expenses. The investment will be executed through the direct purchase of approximately 5.8% of Eye-Net Mobile’s ordinary shares. Eye-Net Mobile granted the investors certain antidilution protections in the event of a down round effectuated within a year of the closing of their investment, subject to a floor valuation of $30 million.

In addition, we agreed to issue warrants to purchase ADSs as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.01 per ADS, exercisable until the later of June 30, 2025, or 90 days from the date on which the Registration Statement (as defined below) becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each investor divided by (B) the lowest closing price of the ADSs on Nasdaq during the five trading days preceding the exercise date, but at a price no lower than $0.45; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 6,111,111 ADSs, and (ii) Series B Warrants to purchase ADSs at an exercise price per ADS equal to 125% of the most recent price of the ADSs on Nasdaq known at the closing of the transaction, or the Closing ADS Price, exercisable for a 24 month period following the closing, for a number of ADSs equal to 75% of the quotient of (A) the investment amount paid by each investor divided by (B) the Closing ADS Price.

The Series A Warrants and Series B Warrants will not be listed for trade; however, we agreed to file a resale registration statement to cover the resale of the ADSs issuable upon the exercise of the Series A Warrants and Series B Warrants by April 15, 2025, or the Registration Statement. The investment was fully completed on March 16, 2025. Eye Net Mobile intends to use the net proceeds of this offering for working capital and other general corporate purposes.

In the event that following the closing date but prior to lapse of twelve month period thereafter, Eye-Net Mobile consummates a transaction or series of related transactions for an equity investment in Eye-Net Mobile’s securities in an aggregate amount exceeding US $1,000,000 at a price per share underlying such transaction or series of transactions lower than the price per share, the price per share shall be adjusted to reflect the price per share underlying such next investment, subject to adjustments for share splits, reverse splits and recapitalizations; provided, however, that in no event the adjusted price per share shall reflect Eye-Net Mobile’s pre-money valuation of less than $30,000,000. In such event, the number of ordinary shares issuable thereunder shall be increased accordingly, based on the adjusted price per share, and on the date of closing of the next investment, Eye-Net Mobile shall issue to the investor his respective amount of additional ordinary shares against payment by such investor of the par value thereof.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs and warrants and the ordinary shares of Eye-Net Mobile. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated significant revenue from the sale of products, however, we expect to see an increase in our revenue from the sale of our products in the coming years, though there is no guarantee we will be successful in doing so.

As of December 31, 2024, our cash and cash equivalents including restricted cash and short-term bank deposits were approximately $7,182,000. As of the date of this annual report on Form 20-F, we expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations through the end of January 2026.

Until we can generate significant recurring revenues and achieve profitability, we may need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. This may raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2024, to the year ended December 31, 2023— Research and Development Expenses, Net.”

5.D	Trend Information Not applicable.

5.E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2024. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Haim Siboni	65	Chief Executive Officer of Foresight and Eye-Net Mobile, Chairman of the Board
Eli Yoresh	54	Chief Financial Officer
Levy Zruya	75	Chief Technology Officer
Oren Bar-On	53	Vice President of Global Operations and Foresight Changzhou Chief Executive Officer
Sivan Siboni Scherf	38	Vice President of Human Resources
Annat Himmel	46	Vice President of Research and Development
Izac Assia	53	Vice President of Product
Ehud Aharoni (1) (2)	67	Director
Daniel Avidan (1) (2) (3)	62	Director
Zeev Levenberg (1) (2) (3)	61	Director
Vered Raz-Avayo (2)	55	Director
Moshe Scherf	41	Director

(1)	Member of our Audit, Compensation and Financial Statements Examination Committee.

(2)	Independent director under Nasdaq Stock Market rules.

(3)	External director under Israeli law.

Haim Siboni, Chief Executive Officer, Director

Mr. Haim Siboni has served as our Chief Executive Officer and on the Board since January 2016 and has served as the Chief Executive Officer of Eye-Net Mobile since March 2025. Mr. Siboni has also served as the chief executive officer and as a director of Magna, our significant shareholder, since January 2001. Mr. Siboni also serves as Chairman of the Board since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Eli Yoresh, Chief Financial Officer

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and was on our Board from October 2010 until August 2019. Mr. Yoresh is a seasoned executive with over 20 years of executive and financial management experience, mainly with companies from the financial, technology and industrial sectors. Since September 2017 Mr. Yoresh has been serving as a director and since January 2024 as the chairman of the board of Rail Vision Ltd (Nasdaq: RVSN), since September 2018, has been serving as a director and since February 2020 as the chairman of the board at Medigus Ltd. (Nasdaq: MDGS), since November 2020 as a director and since September 2022 as the chairman of the board of Gix Internet Ltd (TASE: GIX), since August 2021 as a director of Elbit Imaging Ltd (TASE: EMITF), and from September 2021 and until January 2025 as a director in Jeffs’ Brands Ltd. (Nasdaq: JFBR). Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh holds a B.A. in Business Administration from the College of Management and an M.A. in Law from Bar-Ilan University. Mr. Yoresh is a Certified Public Accountant in Israel.

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

Annat Himmel, Vice President of Research and Development

Mrs. Annat Himmel has served as our Vice President of Research and Development since June 16, 2024. Mrs. Annat Himmel is a seasoned technology executive with over 25 years of experience in multidisciplinary development managing global teams to deliver complex, high-demand products. Prior to joining Foresight, Mrs. Himmel served as Head of Software of AOI/AOS division at Orbotech (Nasdaq: ORBK, acquired by KLA Corporation Nasdaq: KLAC) since August 2021, as Director of Research & Development at UVeye Inc. from November 2019 until July 2021 and prior to that as Division SW Manager & SW Group Manager at Nova Measuring Instruments (Nasdaq: NVMI) from August 2013 to November 2019. Mrs. Annat Himmel holds a B.Sc. in Software Engineering, graduated with highest honors (summa cum laude) From Ben Gurion University, Israel, and an M.B.A. from the College of Management.

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

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2024, through December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.699 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 13 persons as of December 31, 2024	$988,888	$156,209	$411,254

(1)	The Company estimates the fair value of share options granted as equity awards using a Black-Scholes option-pricing model.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2024.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total
Haim Siboni	$233,577	$141,376	$374,953

Eli Yoresh	$140,146	$102,372	$242,518

Dror Elbaz (1)	$199,339	$6,378	$205,717

Oren Bar-On	$157,969	$33,370	$191,339

Izac Assia	$155,217	$34,719	$189,936

(1)	Mr. Elbaz resigned as Chief Executive Officer of Eye-Net Mobile effective March 23, 2025.

On August 18, 2022, we granted options to five of our senior officers to purchase an aggregate of 4,200,000 Ordinary Shares at an exercise price of NIS 1 (approximately $0.31 per share at the grant date). The options vest in equal quarterly installments over 12 quarters, commencing on January 1, 2023.

On October 20, 2022, our shareholders approved grants of options, with an exercise price of NIS 1 (approximately $0.28 per share at the grant date) to (i) three members of the Board for each to purchase up to 400,000 Ordinary Shares, (ii) our Vice President of Human Resources to purchase up to 600,000 Ordinary Shares and (iii) our Chief Executive Officer to purchase up to 4,000,000 Ordinary Shares. The options vest in equal quarterly installments over 12 quarters until fully vested.

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

On May 27, 2024, the Board of Directors of the Company authorized a share incentive plan, or the 2024 Share Incentive Plan. The 2024 Share Incentive Plan provides also for the grant of Restricted Share Units, or RSUs, to service providers, employees, and office holders of the Company. Awards may be granted under the 2024 Share Incentive Plan until May 2034, when the 2024 Share Incentive Plan expires.

On July 15, 2024, we granted RSUs representing 12,780,000 Ordinary Shares to six of our senior officers. Of these, 10,980,000 RSUs vest in equal quarterly installments over 12 quarters, beginning on July 1, 2024, while the remaining 1,800,000 RSUs vest one third after one year, with the remainder vesting equally over the following eight quarters.

On August 26, 2024, our shareholders approved RSU grants to (i) three Board members, each receiving 1,050,000 RSUs, which vest in equal quarterly installments over 12 quarters starting July 1, 2024 and (ii) our Chief Executive Officer, receiving 9,000,000 RSUs with the same vesting schedule.

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

Under the Companies Law, any shareholder holding at least five percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our Board. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

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

The Board must elect one director to serve as the chairman of the Board to preside at the meetings of the Board and may also remove that director as chairman, unless otherwise provided in the articles of association with respect to the appointment of the chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the Board, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities, subject to certain exception as set forth below. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the Board; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Mr. Haim Siboni has been serving in the combined role of Chairman of the Board and Chief Executive Officer of the Company from July 8, 2021, according to the approval of the shareholders of the Company from the same date. On August 26, 2024, the shareholders of the Company approved the appointment of Mr. Siboni to the combined role of chairman of the Board and chief executive officer of the Company, for a period of three years commencing on the date of the Meeting.

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

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof, with certain exceptions. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

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

In addition, under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, exemption from the requirement as to the composition of the audit committee and compensation committee, as well as the exemption from limitations on directors’ compensation. We may use these exemptions in the future if we do not have a controlling shareholder.

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

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the Nasdaq Stock Market, and who do not have a controlling shareholder, and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of a compensation committee, do not have to meet the requirements under the Companies Law with respect to compensation committee; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors re-examine the proposed compensation policy and determine, based on detailed reasoning, that adopting the compensation policy would be beneficial to the company. Furthermore, according to the Companies Law, the compensation policy must generally be periodically reviewed by the compensation committee and the board of directors and needs to be re-approved once every three years by the board of directors, following recommendation by the compensation committee, and by a Special Majority of the Company’s shareholders. Our former compensation policy was approved by our shareholders in December 2015 June 2017, and January 2019 and then amended with regard to certain specific issues in July 2020 and July 2021. On December 19, 2021, in course of the aforesaid periodical review, our compensation committee and Board of Directors, in their respective meetings, approved, and recommended to the shareholders to approve, an amended and restated compensation policy. On January 31, 2022, our shareholders determined not to approve the amended and restated compensation policy. Following the opposition of our shareholders, our Board and our compensation committee, in their respective meetings on March 31, 2022 and March 29, 2022, re-examined the amended and restated compensation policy and determined to adopt it and that adopting the amended and restated compensation policy would be beneficial to the Company, taking under consideration the shareholders’ opposition and, inter alia, based on the following reasons: (i) given their deep familiarity with the Company’s business, the manner in which it is managed and the applicable market conditions, the compensation committee and the Board of Directors have better perspective than the Company’s shareholders to determine whether the compensation the Company’s officers are eligible to, is fair and reasonable; (ii) the amended and restated compensation policy advances the Company’s objectives, business plan and long-term strategy, and creates appropriate incentives for the Company’s officers, in the light of the Company’s risk management, size and the nature of its business; (iii) all public Israeli companies are required to adopt a written compensation policy for their executives; therefore an absence of an effective compensation policy violates the applicable law and disposes the Company to certain penalties. On August 26, 2024, our shareholders approved, following discussions held on May 26, 2024, and July 8, 2024, by our compensation committee, and on May 27, 2024, and July 8, 2024, by our Board, and after the compensation committee and the Board reviewed in depth the terms of then current compensation policy and evaluated the need for adjustments, our amended and restated compensation policy, for a period of three years commencing on the date of the meeting.

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

The equity-based compensation under our compensation policy for our executive officers (including members of our Board) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares, RSUs and phantom, options, in accordance with our share incentive plan then in place. Equity-based awards granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy, including our Clawback policy, contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess on basis of results which were discovered as incorrect or restated in the our financial statements, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy), and allow us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $10,000,000 for the benefit of all of our directors and officers, in respect of which we paid a eighteen-month premium of $119,347, which expires on December 28, 2025.

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

In addition, a controlling shareholder or a shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

D.	Employees.

On December 31, 2022, we had 81 full-time employees and 6 part-time employees, out of which 64 employees worked in our research and development department, 10 employees in management and administration, 8 employees in sales and marketing, and 5 employees in operations. On December 31, 2023, we had 74 full-time employees and 7 part-time employees, out of which 63 employees worked in our research and development department, 8 employees in management and administration, 6 employees in sales and marketing, and 4 employees in operations. On December 31, 2024, we had 63 full-time employees and 9 part-time employees, out of which 54 employees worked in our research and development department, 8 employees in management and administration, 7 employees in sales and marketing, and 3 employees in operations.

As of March 14, 2025, we had five full-time senior management employees, including our chief executive officer, vice president of global operations and Foresight Changzhou CEO, vice president of research and development, vice president of product and chief executive officer of Eye-Net Mobile, and an additional two part-time senior managers – our chief financial officer and vice president of human resources. All of our employees are located in Israel, except for two employees in China and one in Japan. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

2016 Equity Incentive Plan

In November 2015, our Board adopted the 2016 Equity Incentive Plan, or the 2016 Plan. As of March 17, 2025, the number of Ordinary Shares reserved for the exercise of options granted under the 2016 Plan was 54,440,113. In addition, as of March 17, 2025, 30,895,775 options to purchase Ordinary Shares were issued and outstanding, out of which 30,324,940 options to purchase Ordinary Shares were vested as of that date, with an exercise price of NIS 0.5 (approximately $0.14) per share, options to purchase 266,667 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.9 (approximately $0.79) per share, options to purchase 237,500 Ordinary Shares were vested as of that date, with an exercise price of NIS 2.29 (approximately $0.63) per share, options to purchase 66,668 Ordinary Shares were vested as of that date, with an average exercise price of NIS 4.75 (approximately $1.30) per share. Exercise prices in NIS are translated into U.S. dollars at the rate of NIS 3.647 = U.S. $1.00, based on the closing rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel on December 31, 2024.

Our 2016 Plan was adopted by our Board in November 2015 and expires in November 2025 and, following such date, additional grants may not be made thereunder; however, options granted under such plan prior to its expiration remain valid following such expiration. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, if any, as well as those of our affiliated companies, are eligible to participate in this plan.

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

2024 Share Incentive Plan

On May 27, 2024, our Board adopted the 2024 Share Incentive Plan, allowing us to grant shares, options to purchase our ordinary shares, restricted shares and RSUs, collectively equity compensation, to our and our current and future affiliates’ employees, officers, directors, advisors consultants and service providers, including those who are our controlling shareholders, if any. In approving the 2024 Share Incentive Plan, our board of directors selected the capital gains tax treatment described above for grants to Israeli employees and other office holders, including directors, under the 2024 Share Incentive Plan.

Under the 2024 Share Incentive Plan, as of March 17, 2025, we have granted restricted share units in a total of 56,715,000, of which 7,774,200 Ordinary Shares have been issued upon vesting of such restricted share units and 6,217,500 RSUs were forfeited .

Our 2024 Share Incentive Plan is administered by our Board or a committee established or appointed by the Board, regarding the granting of equity compensation and the terms of such equity compensation, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible Israeli employees, officers and directors would qualify for provisions of Section 102(b)(2) of the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such equity compensation are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or ordinary shares to the holders thereof for two years from the date of the registration of the options or ordinary shares in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options or ordinary shares is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted equity compensation under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2024 Plan also permits granting equity compensation to Israeli grantees who do not qualify under Section 102(b)(2).

As a default, our 2024 Share Incentive Plan provides that upon termination of employment for any reason, other than in the event of death or disability, all unvested equity compensation will expire and all vested equity compensation will generally be exercisable for six months following such termination, or such other period as determined by the plan administrator, subject to the terms of the 2024 Share Incentive Plan and the governing equity compensation agreement. Notwithstanding the foregoing, in the event the employment is terminated for cause (including, inter alia, a breach of confidentiality or non-compete obligations to us, and commission of an act involving moral turpitude or an act that causes harm to us) all equity compensation granted to such employee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his employment.

Upon termination of employment due to death or disability, all the equity compensation vested at the time of termination will generally be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of the 2024 Share Incentive Plan and the governing equity compensation agreement.

Unless terminated earlier, the 2024 Share Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

F.	Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 17, 2025 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Haim Siboni (3)	46,183,789	7.95%

Directors and executive officers:
Ehud Aharoni (4)	1,195,833	0.21%
Daniel Avidan (5)	532,333	0.09%
Zeev Levenberg (6)	383,438	0.07%
Eli Yoresh (7)	4,875,000	0.85%
Vered Raz-Avayo (8)	1,045,833	0.18%
Oren Baron (9)	2,241,667	0.39%
Levi Zruya (10)	450,000	0.08%
Sivan Siboni Scherf (11)	2,500,000	0.44%
Izac Assia (12)	1,200,000	0.21%
Moshe Scherf (13)	595,833	0.10%
Annat Himmel (14)	-	-
All directors and executive officers as a group (12 persons)	61,203,726	10.57%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 569,325,966 Ordinary Shares issued and outstanding as of March 17, 2025.

(3)	Includes (i) 34,820,789 Ordinary Shares held by Magna – B.S.P. Ltd.; (ii) options to purchase 9,113,000 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14) per share, and (iii) 2,250,000 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 17, 2025. Mr. Siboni is the chief executive officer and a director of Magna. Mr. Siboni’s options have expiration dates ranging from May 2026 to October 2029.

(4)	Includes (i) options to purchase 933,333 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14), and (ii) 262,500 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 17, 2025. Mr. Aharoni’s options have expiration dates ranging from September 2025 to October 2029.

(5)	Includes (i) options to purchase 532,333 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Avidan’s options have expiration dates ranging from Aug 2026 to July 2030.

(6)	Includes options to purchase 383,438 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an average exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Levenberg’s options have expiration dates ranging from July 2027 to July 2030.

(7)	Includes (i) options to purchase 3,750,000 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an average exercise price of NIS 0.5 (approximately $0.14) per share, and (ii) 1,125,000 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 17, 2025. Mr. Yoresh’s options have expiration dates ranging from June 2027 to August 2029.

(8)	Includes options to purchase 783,333 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14) per share, and (ii) 262,500 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 17, 2025. Ms. Raz-Avayo’s options have expiration dates ranging from August 2026 to October 2029.

(9)	Includes options to purchase 1,791,667 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14) per share, and (ii) 450,000 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 17, 2025. Mr. Baron’s options have expiration dates ranging from November 2025 to August 2029.

(10)	Includes options to purchase 450,000 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14) per share. Mr. Zruya’s options have expiration dates ranging from August 2026 to July 2027.

(11)	Includes (i) 750,000 Ordinary Shares held by Sivan and Moshe Scherf; (ii) options to purchase 1,300,000 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14) per share, and (iii) 450,000 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 17, 2025. Ms. Siboni Scherf’s options have expiration dates ranging from May 2026 to October 2029.

(12)	Includes (i) options to purchase 750,000 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14) per share, and (ii) 450,000 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 17, 2025. Mr. Assia’s options have expiration dates ranging from March 2026 to August 2029.

(13)	Includes (i) options to purchase 333,333 Ordinary Shares that are exercisable within 60 days as of March 17, 2025, at an exercise price of NIS 0.5 (approximately $0.14) per share, and (ii) 262,500 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 17, 2025. Mr. Scherf’s options expire in October 2029.

(14)	Mrs. Himmel is entitled to 1,800,000 Ordinary Shares issuable upon the vesting of RSUs which will vest on July 1, 2025.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2024, there was a decrease in the percentage ownership of our major shareholder Magna from 7.57% to 6.11%, which was partly due to share dilution resulting from the issuance of ordinary shares under the 2024 Sales Agreement with A.G.P., in which Magna did not participate.

Over the course of 2023 there was an increase in the percentage ownership of our major shareholder Magna from 7.36% to 7.57%, which was partly due to Magna’s acquisition of shares in the Registered Direct Offering on December 7, 2023, offset by sale of 0.85% of the Company’s shares by Magna during that period to some of Magna’s shareholders due to internal restructuring in Magna.

Over the course of 2022, there were no increases in the percentage ownership of our major shareholders. On the other hand, there was a decrease in the percentage ownership of entities affiliated with Magna from 10.72% to 7.36%, which was due to a corporate restructuring of Magna in which certain shareholders of Magna exchanged their shares of Magna for our Ordinary Shares.

Record Holders

Based upon a review of the information provided to us by our registrar in Israel, as of March 17, 2025, there were a total of 11 holders of record of our Ordinary Shares, of which all record holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 12, 2025, there were 91   holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions.

See “Item 6.B. Compensation” for compensation to our directors and officers.

Options and RSUs

Since our inception we have granted options and RSUs to purchase our Ordinary Shares to our officers and our directors. Such option and RSU agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.E. Share Ownership.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for six months after such termination.

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

On December 18, 2023, as a result of cost-saving measures implemented by the Company, it was mutually agreed with Magna that, starting October 1, 2023, development services would not exceed NIS 70,000 (approximately $19,000) plus VAT per month. Additionally, for the period of October to December 2023, payment would be deferred, contingent upon the Company raising USD 5 million, gross. Since the fundraising did not occur by the given deadline, the payment for the development services provided from October to December 2023 was waived. On March 27, 2024, it was mutually agreed with Magna that, commencing on January 1, 2024, the maximum consideration for Magna’s development services under the Agreement shall not exceed NIS 50,000 (approximately $13,500) per month, plus VAT. Additionally, the payment for the services as provided above. For the period January to December 2024,will be deferred until the completion of raise of funds to the Company in an aggregate gross amount of at least US $5M and consummated by end of 2024. Since the fundraising did not occur by the given deadline, the payment for the development services provided in the year 2024 was waived. As of March 17, 2025, a total amount of $181,000 was waived and recorded in equity as a contribution from Magna.

In addition, our Chief Executive Officer, Mr. Haim Siboni, and our Chief Technology Officer, Mr. Levi Zruya, serve as Magna’s Chief Executive Officer and Chief Technology Officer, respectively.

2023 Registered Direct Offering

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Service Agreement dated January 5, 2016, by and between Foresight Autonomous Holdings Ltd. and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), as amended on January 28, 2019, March 8, 2022 and on December 18, 2023. See Item 6.B “Related Party Transactions” for more information about this document.

●	Remuneration Policy for Company’s Officer Holders, dated July 8, 2024. See Item 6.C “Board Practices – Compensation Committee” for more information about this document.

●	Securities Purchase Agreement, dated December 7, 2023, by and between Foresight Autonomous Holdings Ltd. and each purchaser identified on the signature pages therein. See Item 5.B “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for more information about this document.

●	2024 Sales Agreement, dated June 14, 2024, by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners. See Item 5.B “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for more information about this document.

●	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022. See Item 4.B “Business Overview” for more information about this document.

●	Joint Development and Supply Agreement by and between Foresight Automotive Ltd. and SUNWAY-AI Technology (Changzhou) Co., Ltd., dated November 15, 2022. See Item 4.B “Business Overview” for more information about this document.

D.	Exchange Controls.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. The current corporate tax rate, as since 2018, is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

Tax Benefits and Grants for Research and Development

Under the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA at a rate of 3-5% on the revenues generated from the sale of our products developed under an IIA program up to the total amount of the grants received from IIA plus the relevant interest rate, if any. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) the 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures relates to scientific research and development, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in NIS, and a certain portion of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for 2024 by 4.51% and 9.02%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to our status as a non-accelerated filer.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2024.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Audit fees (1)	$64,882	$66,225
Audit-Related Fees (2)	25,000	15,000
Tax Fees	-	-
All Other Fees	-	-
Total	$89,882	$81,225

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns. All of the services provided were approved by audit committee and by our Board.

(2)	Includes a consent and a comfort letter. All of the services provided were approved by the audit committee and by our Board.

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

●	Independent directors. Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices – External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require a special majority, (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special majority; and (iv) private placement of securities, if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if: (a) the securities issued amount to 20% or more of our outstanding voting rights before the issuance; and (b) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms (unless the board of directors resolved otherwise); and (c) as a result of the issuance a person will become a major shareholder (holder of 5% or more of a company’s issued share capital or voting rights) or the holdings of a major shareholder will increase. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires in general the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, consultants, contractors and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in the Company’s securities, as well as certain pre-clearance procedures that directors and officers of the Company, the Company’s subsidiaries and/or affiliates must observe prior to effecting any transaction in our securities.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.1 to this Form 20-F.

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Articles of Association of Foresight Autonomous Holdings Ltd. (unofficial English translation from Hebrew original), filed as part of Exhibit 99.1.to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

2.1	Form of Deposit Agreement among Foresight Autonomous Holdings Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 2.1 to Form 20-F, filed on March 27, 2018, and incorporated herein by reference.

2.2	Description of Securities, filed herewith.

4.1	Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.3 to Form 20-F, filed on March 27, 2018, and incorporated herein by reference.

4.2	Second Addendum to the Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.5 to Form 20-F, filed on March 31, 2022, and incorporated herein by reference.

4.3	Third Addendum to the Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), dated December 18, 2023, filed as Exhibit 4.3 to Form 20-F, filed on March 27, 2024, and incorporated herein by reference.

4.4	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to Form 20-F, filed on March 27, 2018, and incorporated herein by reference.

4.5	Foresight Autonomous Holdings Ltd. (2024) Share Incentive Plan, filed as Exhibit 99.1 to Form 6-K, filed on July 12, 2024, and incorporated herein by reference.

4.7	Remuneration Policy for Company’s Officer Holders, filed as Exhibit 99.1 to Form 6-K, filed on August 26, 2024, and incorporated herein by reference.

4.8	Securities Purchase Agreement, dated December 7, 2023, by and between Foresight Autonomous Holdings Ltd. and each purchaser identified therein, filed as Exhibit 10.1 to Form 6-K, filed on December 8, 2024, and incorporated herein by reference.

4.9	Sales Agreement, dated June 14, 2024, by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, filed as Exhibit 10.1 to Form 6-K, filed on June 14, 2024, and incorporated herein by reference.

4.10	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022, filed as Exhibit 4.12 to Form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

4.11	Form of Series A Warrant, filed as Exhibit 4.1 to Form 6-K, filed on March 12, 2025, and incorporated herein by reference.

4.12	Form of Series B Warrant, filed as Exhibit 4.2 to Form 6-K, filed on March 12, 2025, and incorporated herein by reference.

4.13	Form of Securities Purchase Agreement, dated March 7, 2025, between Foresight Autonomous Holdings Ltd. and each of the investors on the Investor Signature Pages to the Securities Purchase Agreement as Schedule D thereto, filed as Exhibit 10.1 to Form 6-K, filed on March 12, 2025, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F, filed on March 31, 2022, and incorporated herein by reference.

11.1	Insider Trading Policy, filed herewith.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm, filed herewith.

97.1	Clawback Policy, filed as Exhibit 97.1 to Form 20-F, filed on March 27, 2024, and incorporated herein by reference.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statement of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the consolidated financial statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File, embedded within the Inline XBRL document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: March 24, 2025	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer

Foresight Autonomous Holdings Ltd.

Financial Statements
As of December 31, 2024

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foresight Autonomous Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2024, and 2023 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has not generated significant revenues from its activities and has incurred substantial operating losses, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved or especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 24, 2025

We have served as the Company’s auditor since 2016.

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2024	2023
	Note	USD in thousands
ASSETS
Current assets
Cash and cash equivalents		7,082	15,635
Restricted cash		100	99
Marketable equity securities	3	71	474
Trade receivables		113	308
Other current receivables	4	480	531
Total current assets		7,846	17,047
Non-current assets
Operating lease right-of-use asset	9	1,576	1,802
Fixed assets, net	5	323	461
Total non-current assets		1,899	2,263
TOTAL ASSETS		9,745	19,310
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		297	136
Operating lease liability	9	289	468
Other current payables	7	1,157	1,548
Total current liabilities		1,743	2,152
Operating lease liability non-current	9	1,272	1,163
TOTAL LIABILITIES		3,015	3,315
Shareholders’ equity
Ordinary Shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 508,710,696 and 459,778,056 shares as of December 31, 2024, and December 31, 2023, respectively	10B	—	—
Additional paid in capital	10	137,094	135,282
Accumulated deficit		(131,028)	(119,890)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	10	6,066	15,392
Non-controlling interest		664	603
Total equity		6,730	15,995
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,745	19,310

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(Dollars in thousands, except per share data)

		Year ended December 31,
		2024	2023	2022
	Note	USD in thousands
Revenues	11	436	497	550
Cost of revenues		172	143	252
Gross profit		264	354	298
Research and development expenses, net	12	9,143	11,587	11,534
Sales and marketing expenses	13	1,120	1,939	2,230
General and administrative expenses	14	2,677	3,119	3,989
Operating loss		12,676	16,291	17,455
Financial expenses (income), net	15	(1,538)	2,119	4,221
Net Loss		11,138	18,410	21,676
Basic and diluted loss per share (in USD)	2K	(0.02)	(0.06)	(0.07)
Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands		466,597	331,350	322,817

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

	Share Capital		Additional		Total Foresight Autonomous Holdings Ltd.	Non-
	Number of shares	USD	paid in capital	Accumulated deficit	shareholders’ equity	controlling interest	Total equity
			USD in thousands
BALANCE AS OF JANUARY 1, 2022	322,652,016	—	128,209	(79,804)	48,405	228	48,633
CHANGES DURING 2022:
Exercise of options	7,540	—	4	—	4	—	4
Share-based payment	320,000	—	1,597	—	1,597	225	1,822
Loss for the year	—	—	—	(21,676)	(21,676)	—	(21,676)
BALANCE AS OF DECEMBER 31, 2022	322,979,556	—	129,810	(101,480)	28,330	453	28,783
CHANGES DURING 2023:
Issuance of Ordinary Shares, net of issuance costs (*)	136,798,500	—	4,181	—	4,181	—	4,181
Share-based payment	—	—	1,291	—	1,291	150	1,441
Loss for the year	—	—	—	(18,410)	(18,410)	—	(18,410)
BALANCE AS OF DECEMBER 31, 2023	459,778,056	—	135,282	(119,890)	15,392	603	15,995
CHANGES DURING 2024:
Issuance of Ordinary Shares, net of issuance costs (*)	44,973,900	—	903	—	903	—	903
Transactions with shareholder	—	—	182	—	182	—	182
Share-based payment	3,958,740	—	727	—	727	61	788
Loss for the year	—	—	—	(11,138)	(11,138)	—	(11,138)
BALANCE AS OF DECEMBER 31, 2024	508,710,696	—	137,094	(131,028)	6,066	664	6,730

(*)	Issuance costs in the amount of $140 and $485 in 2024 and 2023 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from Operating Activities
Loss for the year	(11,138)	(18,410)	(21,676)
Adjustments to reconcile loss to net cash used in operating activities:	83	3,484	4,619
Net cash used in operating activities	(11,055)	(14,926)	(17,057)
Cash flows from Investing Activities
Changes in short term deposits	-	7,216	10,297
Purchase of fixed assets	(62)	(124)	(313)
Investment in SAFE	—	—	(286)
Proceeds (investment) from sales of marketable securities	1,847	—	(715)
Net cash provided by investing activities	1,785	7,092	8,983
Cash flows from Financing Activities
Issuance of Ordinary Shares, net of issuance expenses	903	4,181	—
Net cash provided by financing activities	903	4,181	—
Effect of exchange rate changes on cash and cash equivalents	(185)	112	(839)
Decrease in cash and cash equivalents and restricted cash	(8,552)	(3,541)	(8,913)
Cash and cash equivalents and restricted cash at the beginning of the period	15,734	19,275	28,188
Cash and cash equivalents and restricted cash at the end of the period	7,182	15,734	19,275

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Adjustments to reconcile loss to net cash used in operating activities:
Share-based payment	788	1,441	1,826
Depreciation	200	263	218
Revaluation of marketable securities	(1,444)	2,330	2,217
Exchange rate changes on cash and cash equivalents	185	(112)	839
Changes in assets and liabilities:
Decrease (increase) in other current assets	51	311	(182)
Increase (decrease) in trade payables	161	(179)	62
Decrease (increase) in trade receivables	195	(308)	-
Change in operating lease liability, net	156	(18)	(289)
Decrease in other payables	(209)	(244)	(72)
Adjustments to reconcile loss to net cash used in operating activities	83	3,484	4,619

Supplemental information for Cash Flow:

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Non-Cash Activities:
Accrued issuance costs recorded in shareholders’ equity	—	92	—
Conversion of SAFE to investment in equity securities	—	—	286
Shareholder debt waiver recognized as capital contribution	182	—	—
Increase of Lease Liability and Operating lease right-of-use asset due to lease modification (Note 9)	637	—	—

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

Foresight Ltd. was established in July 2015 by Magna to transfer all of Magna’s three-dimensional (3D) computer vision research and development technology and business in the area of Advanced Driver Assistance Systems (“ADAS”) to a separate entity. As part of the reorganization, Magna transferred to Foresight Ltd. all the intellectual assets comprised mostly of know-how, software and algorithms developed by Magna. As of December 31, 2024, Magna held 6.84% of the Company’s shares.

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

On January 5, 2022, the Company established Foresight Changzhou Automotive Ltd., (“Foresight Changzhou”), a wholly owned subsidiary of Foresight Ltd., in Jiangsu Province, China. Foresight Changzhou was established in cooperation with the China-Israel Changzhou Innovation Park (CIP), a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market.

The Company and its subsidiaries Foresight Ltd., Eye-Net and Foresight Changzhou are collectively referred to as the “Company” or the “Group.”

The Company is a technology company engaged in development of advanced 3 dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Ltd., Foresight Changzhou and Eye-Net, the Company develops both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

The Company’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, drones and heavy industrial equipment. Eye-Net’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology and advanced analytics.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

B.	GOING CONCERN:

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital.

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

  F. Fair value of financial instruments:

The carrying values of cash and cash equivalents, , trade receivables, other current receivables, marketable equity securities, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

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

The Company’s investment in marketable equity securities is classified within Level 1 of the fair value hierarchy because its quoted price in active market and no other assets are carried at fair value.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain leases, such as real estate assets, the Company accounts for the lease and non-lease components as a single lease component.

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

  I. Share-based compensation:

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

The Company also grants Restricted Stock Units (RSUs) to employees and directors under its share-based compensation plan. RSUs represent a right to receive shares of the Company’s stock upon meeting the applicable vesting conditions. The fair value of RSUs is determined based on the market price of the Company’s stock on the grant date and is amortized as compensation expense over the requisite service period on a straight-line basis..

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

The following table present summarized basic and diluted per Ordinary Share and per ADS:

	Year ended December 31,
	2024	2023	2022
Net loss	11,138	18,410	21,676
Basic and diluted loss per Ordinary Share (in USD)	(0.02)	(0.06)	(0.07)
Basic and diluted loss per ADS (in USD) (*)	(0.6)	(1.8)	(2.1)
Weighted average number of Ordinary Shares outstanding used in computing basic and diluted loss per share - in thousands	466,597	331,350	322,817
Weighted average number of ADSs outstanding used in computing basic and diluted loss per ADS - in thousands	15,553	11,045	10,761

(*)	On April 21, 2023, the Company changed the ratio of its ADSs to its Ordinary Shares no par value per share, from the former ADS Ratio of one (1) ADSs to five (5) Ordinary Shares, to a new ADS Ratio of one (1) ADS to thirty (30) Ordinary Shares. For all the periods presented, basic and diluted loss per ADS have been retrospectively adjusted.

  K. Revenue recognition:

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

  L. Research and development expenses, net:

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

  M. Recent Accounting Standards

1.	Recently Adopted Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures” (“ASU 2023-07”) to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are also required for entities with a single reportable segment. ASU 2023-07 is effective starting January 1, 2024, and should be applied on a retrospective basis to all periods presented. The adoption of this ASU did not have a material impact on the Company’s financial statements (see also Note 16).

2.	Accounting pronouncements not yet effective

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) – Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027, and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method

NOTE 3 – INVESTMENT IN EQUITY SECURITIES

In 2016 the Company invested in Rail Vision Ltd. (“Rail Vision”) shares and warrants. From 2016 to 2020, the Company held significant influence but not control, accounting for the investment under the equity method. After losing significant influence on December 30, 2020, the remaining equity interest was classified as an investment in equity securities without a readily determined fair value. In January 2022, the Company invested $286 through a SAFE agreement, which converted into ordinary shares upon Rail Vision’s IPO and listing on the Nasdaq Capital Market, on April 4, 2022. The Company also invested an additional $715 in Rail Vision’s shares during the IPO, after which the investment was measured at fair value through profit or loss.

As of December 31, 2023, the Company held 10.20% (2022: 15.39%) of Rail Vision’s issued share capital and 6.94% (2022: 12.25%) on a fully diluted basis. In the first quarter of 2024, the Company sold all its shares in Rail Vision for approximately $1,847, net of fees, and, as of December 31, 2024, the Company holds 242,280 of Rail Vision’s warrants. During 2024, the Company recognized finance income of approximately $1,444 from the sale of all Rail Vision’s shares and from the fair value revaluation of Rail Vision’s warrants.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

The reconciliation of the opening and closing fair value balance of the investment in equity securities instruments is provided below:

Opening Balance December 31, 2021	$4,011
Changes during 2022:
Adjustment to fair value through profit or loss	(2,208)
Investment in equity securities	715
Conversion of SAFE to equity securities	286
Opening Balance December 31, 2022	$2,804
Changes during 2023:
Adjustment to fair value through profit or loss	(2,330)
Closing Balance December 31, 2023	$474
Adjustment to fair value through profit or loss	1,444
Divestment in Equity Securities	(1,847)
Closing Balance December 31, 2024	$71

NOTE 4 - OTHER CURRENT RECEIVABLES

	December 31,
	2024	2023
	USD in thousands
Governmental institutes	73	224
Prepaid expenses	232	147
Grants receivables (*)	152	134
Other receivables	23	26
	480	531

(*)	As of December 31, 2024, the Company recorded grants receivable in “Other Current Receivables” in the amount of $125 from the European Horizon 2020 program and $27 from the Israel Innovation Authority under the “Smart Money” program. For comparison, as of December 31, 2023, the Company recorded grants receivable of $134, which were entirely from the Horizon 2020 program. During 2024, the Company received payments totaling approximately $30 from the Israel Innovation Authority.

NOTE 5 - FIXED ASSETS, NET

	December 31,
	2024	2023
	USD in thousands
Cost:
Computers and software	986	945
Office furniture and equipment	345	345
Leasehold improvements	502	488
	1,833	1,778
Less – accumulated depreciation	1,510	1,317
Fixed assets, net	323	461

Depreciation expenses for the years ended December 31, 2024, and December 31, 2023, were $200 and $263, respectively.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

Pursuant to section 14 of the Israeli Severance Pay Law, 5723-1963, the Company’s employees covered under this section are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with pension companies. Payments in accordance with section 14 of the Israeli Severance Pay Law, 5723-1963 relieve the Company from any future severance payments in respect of those employees. The amount of cost recognized for defined contribution pension plans and for other defined contribution postretirement benefit plans recorded for the years 2024, 2023 and 2022 are $1,004, $1,098, and $1,065, respectively.

NOTE 7 - OTHER CURRENT PAYABLES

	December 31,
	2024	2023
	USD in thousands
Employees and related expenses	998	1,385
Accrued expenses	76	163
Others	83	-
	1,157	1,548

NOTE 8 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

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

On December 18, 2023, as a result of cost-saving measures implemented by the Company, it was agreed with Magna that development services provided by Magna would not exceed NIS 70,000 (approximately $19) plus VAT, per month. Additionally, The Company and Magna agreed to postpone the payment for the services rendered from October to December 2023. The payment is postponed until the board meeting to approve the 2023 financial statements, subject to the Company raises at least USD 5,000 (gross) in that period. If the Company is unable to raise that amount by date of board meeting to approve the 2023 financial statements, the payment will be waived. As of December 31, 2023, the total amount of $42 waived and recorded in equity as a transaction with shareholder.

On March 27,2024 the Company’s board of directors agreed with Magna that the services provided by Magna would not exceed NIS 50,000 (approximately $13.5) plus VAT, per month. The Company and Magna agreed to postpone the payment for the services rendered from January to December 2024 subject to the Company raising at least USD 5,000 (gross) in that period. If the Company is unable to raise that amount, the payment will be waived. As of December 31, 2024, the total amount of $140 waived and recorded in equity as a transaction with shareholder.

B.	Israeli Innovation Authority

Magna obtained grants from the Israeli Innovation Authority (the “IIA”) for participation in research and development programs for the years 2011 through 2013, and, in return, further to an acquisition transaction between the Company and Magna, the Company is obligated to pay royalties amounting to 3% to 5% of its future sales up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of SOFR per annum.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

As of the years ended December 31, 2024, and 2023, total contingent obligations to IIA amounted to $623 and $620, respectively.

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

NOTE 9 - LEASES

The Company currently has a 3-year lease for its offices, with an option to extend for another 3 years. In January 2024, the lease was amended, extending the term to March 31, 2030. This amendment resulted in an increase of $637 in Lease Liability and Operating Lease Right-of-Use Asset due to lease modification. The Company also leases several vehicles, each for a 3-year term.

Eye-Net had a lease for its offices with an option to extend for an additional 3 years, which was not exercised. As a result, the lease ended on December 15, 2024, leading to a decrease of $479 in Lease Liability and Operating Lease Right-of-Use Asset due to lease modification. The Company has no finance leases.

Supplemental cash flow information related to operating leases was as follows:

	Year Ended December 31,
	2024	2023	2022
Cash payments for operating leases	$546	$537	$550
Lease operating expenses	$355	$562	$588
New operating lease assets obtained in exchange for operating lease liabilities	$1,734	$154	$—

As of December 31, 2024, the Company’s operating leases had a weighted average remaining lease term of 5.2 years and a weighted average discount rate of 8%. Future lease payments under operating leases as of December 31, 2024, were as follows:

Operating Leases
2025	399
2026	363
2027	349
2028	349
2029	349
2030	87
Total future lease payments	1,896
Less imputed interest	335
Total lease liability balance	1,561

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

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

On January 22, 2021, the Company entered into a sales agreement, pursuant to which the Company can sell from time to time, ADSs in the aggregate amount of up to $60,000 (the “January 2021 Sales Agreement”). Sales under the January 2021 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the January 2021 Sales Agreement, during 2023, the Company sold, through the sales agent, an aggregate of 59,950 ADSs (1,798,500 Ordinary Shares), at an average price of $2.775 per ADS, raising gross proceeds of approximately $166. After deducting closing costs and fees, the Company received net proceeds of approximately $135, net of issuance costs.

On June 14, 2024, the Company entered into a sales agreement, pursuant to which the Company can sell from time to time, ADSs in the aggregate amount of up to $1,130 (the “June 2024 Sales Agreement”). Sales under the June 2024 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the June 2024 Sales Agreement, in 2024 the Company sold, through the sales agent, an aggregate of 1,499,130 ADSs (44,973,900 Ordinary Shares), at an average price of $0.7 per ADS, raising gross proceeds of approximately $1,043. After deducting closing costs and fees, the Company received net proceeds of approximately $903, net of issuance costs.

3.	Shares and warrants to service providers:

(a)	Shares granted to service providers:

During 2022, the Company granted 320,000 Ordinary Shares to several service providers. The Company recorded in its 2022 statement of comprehensive loss an expense of $68 in respect of such grant included in general and administrative expenses.

During 2023 and 2024, the Company did not issue shares to service providers.

(b)	Warrants, options and RSUs granted to service providers:

The fair value for the options granted to service providers during 2024 was estimated on the measurement date using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 88.99%, risk free interest rates of 3.8%, dividend yields of 0% and a weighted average life of the options of 4.26 years.

Between 2022 and 2024, the Company recorded share-based payments related to options granted to Magna’s employees and service providers of $149, $135, and 12, respectively, all included in research and development expenses in the statements of comprehensive loss. Additionally, in 2022, the Company recorded an expense of $8 due to the extension of the expiration dates for all options granted to Magna’s employees from three to seven years after the grant date.

On July 27, 2023, the Company’s shareholders approved a reduction to the exercise price of previously granted options to Magna’s employees to an exercise price of NIS 0.5 (approximately $0.13 per share at the approval date). The reduction was accounted for as a modification and as a result, the Company recorded an expense of $16 in its 2023 statement of comprehensive loss.

On August 8, 2024, the Company granted options to a service provider to purchase a total of 100,000 Ordinary Shares at an exercise price of NIS 0.5 (approximately $0.13 per share at the grant date) The options vest equally over twelve quarters until fully vested on July 1, 2027. The Company recorded an expense of $1 in its 2024 statement of comprehensive loss.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

On November 27, 2024, under the 2024 Share Incentive Plan, the Company granted 900,000 RSU’s (30,000 ADS’s) to a service provider. The RSU’s vest equally over eight quarters until fully vested on October 1, 2026. The Company recorded an expense of $3 in its 2024 statement of comprehensive loss.

4.	Shares and options to employees

(a)	Incentive Plans

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

On May 27, 2024, the Board of Directors of the Company authorized a share incentive plan (“2024 Share Incentive Plan”). The 2024 Share Incentive Plan also provides for the grant of Restricted Share Units (RSU’s) to service providers, employees, and office holders of the Company. Awards may be granted under the 2024 Share Incentive Plan until May 2034, when the 2024 Share Incentive Plan expires.

According to the 2024 Share Incentive Plan, the aggregate number of Ordinary Shares that may be granted pursuant to awards will not exceed 18% of the Company’s capital on a fully diluted basis

(b)	1. The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	As of December 31,	As of December 31,
	2023	2022
Exercise price	$0.8-$0.14	$0.28-$0.65
Expected volatility	95%-90%	93%-95%
Risk-free interest	4.5%-3.8%	1.5%-4.5%
Expected life of up to (years)	4.1-4.4	3.5-4.5

No stock options were granted to employees during the year ended December 31, 2024.

The weighted-average grant-date fair value of options granted during the years 2023, and 2022 was $0.04 and $0.09, respectively

2. The fair value of RSUs granted is determined based on the share price on the grant date

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

The following table summarizes the option activity for the years ended December 31, 2024, 2023 and 2022 for options granted to employees, officers, and directors:

	As of December 31,
	2024			2023			2022
	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)
Outstanding at beginning of period	35,619,883	$0.13	4.13	34,253,216	$0.43	5.92	22,860,713	$0.5	4.84
Granted	-			2,675,000			13,075,000
Exercised	-			-			(33,333)
Forfeited	(4,971,112)			(1,308,333)			(1,649,164)
Outstanding at the end of period	30,648,771	$0.14	4.1	35,619,883	$0.13	4.13	34,253,216	$0.43	5.92
Exercisable at the end of period	25,321,689			23,525,726			19,427,796

As of December 31, 2024, the total unrecognized share-based payment expenses related to nonvested awards was $269, which is expected to be recognized over the next 2 years.

(c)	Options granted during 2023 and 2022.

On May 23, 2022, the Company’s Board of Directors approved a reduction to the exercise price of previously granted options for 27 employees, under the Company’s 2016 Equity Incentive Plan, with an exercise price of NIS 2.29 to an exercise price of NIS 1. As a result, the Company recorded an expense of $20, $30 and $39, respectively, in its 2024 ,2023 and 2022 statement of comprehensive loss.

On August 18, 2022, the Company granted options to five of its senior officers to purchase an aggregate of 4,200,000 Ordinary Shares, at an exercise price of NIS 1 (approximately $0.31 per share at the grant date). The options vest over 12 quarters until fully vested, starting from January 1, 2023. As a result, the Company recorded an expense of $109 and $140, respectively, in its 2024 and 2023 statement of comprehensive loss.

On October 20, 2022, the Company’s shareholders approved grants of options to three members of the Company’s Board of Directors, to the Company’s Vice President of Human Resources and to the Company’s Chief Executive Officer to purchase 400,000 each, 600,000 and 4,000,000, respectively, of the Company’s Ordinary Shares at an exercise price of NIS 1 (approximately $0.28 per share at the grant date), which exercise price was thereafter reduced to NIS 0.5 (approximately $0.13 per share at the grant date). The options vest over 12 quarters until fully vested. The Company recorded an expense of $108, $108 and $6, respectively, in its 2024, 2023 and 2022 statement of comprehensive loss, included in general and administrative expenses.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

During 2022, the Company granted options to purchase 1,225,000 Ordinary Shares to its employees at an exercise price of NIS 2.29 (approximately $0.72 per share at the grant date), which exercise price was thereafter reduced to NIS 1 (approximately USD 0.27), and again reduced to NIS 0.5 (approximately USD 0.14), with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters. In addition, the Company granted options to purchase 75,000 Ordinary Shares to its employees at an exercise price of NIS 1.95 (approximately $0.61 per share at the grant date), which exercise price was thereafter reduced to NIS 0.5 (approximately USD 0.14), all the options vest on the grant date. Furthermore, the Company granted options to purchase 1,775,000 Ordinary Shares to its employees at an exercise price of NIS 1 (approximately USD 0.28 per share at the grant date, which exercise price was thereafter reduced to NIS 0.5 ( approximately USD 0.14), with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters. As a result, the Company recorded an expense of $60, $89 and $64, respectively, in its 2024, 2023 and 2022 statement of comprehensive loss.

On March 29, 2023, the Company granted options to purchase 375,000 Ordinary Shares to its employees at an exercise price of NIS 1 (approximately $0.28 per share at the grant date), with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters. The Company recorded an expense of $5 and $6, respectively, in its 2024 and 2023 statement of comprehensive loss included in research and development expenses.

On May 31, 2023, the Company’s Board of Directors approved a reduction to the exercise price of previously granted options for all outstanding options previously issued, under the Company’s 2016 Equity Incentive Plan, to an exercise price of NIS 0.5 (approximately $0.13 per share at the approval date). As a result, the Company recorded an expense of $47 and $211, respectively, in its 2024 and 2023 statement of comprehensive loss.

On July 27, 2023, the Company’s shareholders approved grants of options to two members of the Company’s Board of Directors, each to purchase 400,000 of the Company’s Ordinary Shares at an exercise price of NIS 0.5 (approximately $0.13 per share at the grant date). The options vest over 12 quarters until fully vested. The Company recorded an expense of $15 and $8, respectively, in its 2024 and 2023 statement of comprehensive loss, included in general and administrative expenses.

During 2023, the Company granted options to purchase 1,500,000 Ordinary Shares to its employees at an exercise price of NIS 0.5 (approximately $0.13 per share at the grant date), with 1,225,000 of the options vesting equally over twelve quarters, and 275,000 of the options having a one-year cliff and the remainder vesting equally over eight quarters. As a result, the Company recorded an expense of $12 and $3, respectively, in its 2024 and 2023 statement of comprehensive loss.

(d)	RSU’s granted During 2024:

On July 15, 2024, under the 2024 Share Incentive Plan, the Company granted a total of 54,975,000 RSUs to members of the Company’s Board of Directors, officers and employees, with a fair value of $0.04 per RSU at the grant date. During 2024, 3,958,740 RSUs were exercised, and 6,217,500 RSUs were forfeited. The RSUs vest over 36 months, one-third vest after one year and the balance of the RSU vest over eight quarters until fully vested. Some RSUs vest equally over twelve quarters. The Company recorded an expense of $289 in respect of such grants in its 2024 statement of comprehensive loss.

On November 27, 2024, the Company granted 1,740,000 RSUs to employees. The RSUs vest over 36 months, with one-third vesting after one year and the remaining RSUs vesting over the following eight quarters. Some RSUs vest equally over twelve quarters. Since the vesting period begins on January 1, 2025, no expenses were recorded in the 2024 statement of comprehensive income.

(e)	Options granted to Eye-Net’s employees.

Eye-Net grants its employee’s options to purchase its own shares. Utilizing parameters for calculating Black-Scholes similar to those of Foresight, with the only difference being in the share price and exercise price.

On August 19, 2020, the Company’s subsidiary, Eye-Net, granted options to purchase 8,700 ordinary shares of Eye-Net to its employees at an exercise price of $100 per share. The options vest over 12 quarters until fully vested on June 30, 2023. The Company recorded an expense of $57, and $115, respectively, in respect of such grant, in its 2023 and 2022 statement of comprehensive loss.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

During 2021, the Company’s subsidiary, Eye-Net, granted options to purchase 4,850 ordinary shares of Eye-Net to its employees at an exercise price of $100 per share. 4,500 options vests over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. 350 options vests over 11 quarters until fully vested. The Company recorded an expense of $23, $51 and 96, respectively, in respect of such grant in its 2024, 2023 and 2022 statement of comprehensive loss.

During 2022, the Company’s subsidiary, Eye-Net, granted options to purchase 1,350 ordinary shares of Eye-Net to its employees. The options vest over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested .450 options were granted at an exercise price of $100 and 900 options were granted at an exercise price of $200 per share. The Company recorded an expense of $26, $28 and $14, respectively, in respect of such grant in its 2024, 2023 and 2022 statement of comprehensive loss.

During 2023, the Company’s subsidiary, Eye-Net, granted options to purchase 150 ordinary shares of Eye-Net to its employees. The options vest over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. The options were granted at an exercise price of $200 per share. The Company recorded an expense of $4 and $4, respectively, in respect of such a grant in its 2024 and 2023 statement of comprehensive loss.

During 2024, the Company’s subsidiary, Eye-Net, granted options to purchase 1250 ordinary shares of Eye-Net to its employees. The options vests over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. The options were granted at an exercise price of $200 per share. The Company recorded an expense of $7 in respect of such grant in its 2024 statement of comprehensive loss.

5.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, RSUs, options granted to employees, directors and service providers was comprised, at each period, as follows:

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cost of revenues	1	9	25
Research and development	387	849	929
Sales and Marketing	36	118	196
General and administrative	364	465	676
	788	1,441	1,826
Less: Share-based compensation expense attributable to non-controlling interests	61	150	225
Share-based compensation expense attributable to Foresight Autonomous Holdings Ltd.	727	1,291	1,601

NOTE 11 - SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), the Chief Executive Officer. The CODM reviews financial information which consist of the Company’s statements of operations for purposes of allocating resources and assessing financial performance for this segment and decides how to allocate resources based on net loss. The Company has identified one reportable and operating segment, which is its automotive vision systems operations, providing advanced technology solutions for the automotive industry.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

A.	Revenues by geographic region

The following table sets forth reporting revenue information by geographic region:

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Israel	162	250	220
Japan	202	172	150
USA	-	40	165
South.Korea	55	-	-
Other (*)	17	35	15
	436	497	550

(*)	No country represented is greater than 10% of the revenues as of the years presented, other than the countries presented above.

B.	Revenues by main customers

The following table is a summary of the distribution of revenues by main customers:

	Year ended December 31,
	2024		2023		2022
	USD in thousands
Customer A	162		250		220
Customer B	20(*	)	70		-
Customer C	-		(*	)	90
Customer D	-		-		70
Customer E	74		-		-
Customer F	55		-		-
Customer G	46		-		-

(*)	Lower than 10%.

NOTE 12 - RESEARCH AND DEVELOMENT, NET

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Payroll and related expenses	7,538	8,997	8,778
Subcontracted work and consulting	470	1,229	1,523
Share-based payments to service provider	-	19	57
Rent and office maintenance	832	936	1,068
Travel expenses	215	90	141
Other	319	416	362
Less participation in grants	(231)	(100)	(395)
	9,143	11,587	11,534

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 13 - SALES AND MARKETING

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Payroll and related expenses	595	1,076	1,318
Exhibitions, conventions, and travel expenses	98	379	302
Consultants	360	416	558
Other	67	68	52
	1,120	1,939	2,230

NOTE 14 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Payroll and related expenses	1,288	1,458	1,756
Share-based payments to service providers	64	134	215
Professional services	673	898	1,340
Directors’ fees and insurance	207	326	405
Travel expenses	28	15	8
Rent and office maintenance	283	196	175
Other	134	92	90
	2,677	3,119	3,989

NOTE 15 - FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Revaluation of Marketable securities to fair value	(1,444)	2,320	2,208
Bank interest income	(431)	(667)	(189)
Exchange rate differences	328	456	2,194
Other	9	10	8
	(1,538)	2,119	4,221

NOTE 16 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 23% in 2024, 2023 and 2022. Such tax rate changes had no significant impact on the Company’s financial statements.

2.	As of December 31, 2024, the Company generated net operating losses of approximately $81,759, which may be carried forward and offset against taxable income in the future for an indefinite period.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

3.	The Company is still in its development stage and has not yet generated significant revenues; therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a full valuation allowance was recorded.

	Year Ended December 31,
	2024	2023	2022
Deferred tax assets:	USD in thousands
Operating loss carryforward	81,759	73,448	68,870
Deferred taxes due to carryforward losses	18,804	16,893	15,840
Valuation allowance	(18,804)	(16,893)	(15,840)
Net deferred tax asset	—	—	—

4.	The Company has no unrecognized tax positions and foreign sources of income.

5.	Foresight Autonomous Holdings Ltd. has final tax assessments until and including 2021. Foresight Ltd. And Eye-Net has final tax assessments until and including 2020.

6.	Effective tax expense (benefit): The components of loss before tax and a reconciliation of the Company’s income tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year Ended December 31,
	2024	2023	2022

Loss before taxes on income	11,138	18,410	21,676
Israeli statutory income tax rate	23%	23%	23%
Theoretical statutory tax benefit	2,562	4,234	4,985
Losses for which a valuation allowance was provided or benefit from loss carry forwards and permanent differences	(2,562)	(4,234)	(4,985)

Income tax expense	-	-	-

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

As described in note 8A, the Company receives research and development services from Magna in exchange for monthly payment and share-based payments. These services are preapproved by the board of directors and the general assembly.

A.	Transactions with Magna:

	Year ended December 31,

	2024	2023	2022
	USD in thousands
Subcontracted work and consulting (*)	140	436	748
Share-based payments to service provider	-	16	56
	140	452	804

(*)	See Note 8(A).

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

B.	Balances with Magna:

	As of December 31,
	2024	2023
	USD in thousands
Other account receivables	6	-
Other account payables (*)	-	42
	6	42

(*)	See Note 8(A).

NOTE 18 - SUBSEQUENT EVENTS

A.	On March 7, 2025, Foresight, with its wholly owned subsidiary, Eye-Net, entered into securities purchase agreements with institutional and private investors for an investment in Eye-Net, based on an Eye-Net pre-money valuation of $45,000. The gross proceeds of the investment will be approximately $2,750, before deducting finders’ fees and other estimated offering expenses. The investment will be executed through the direct purchase of approximately 5.8% of Eye-Net’s ordinary shares. Eye-Net granted the investors certain antidilution protections in the event of a down round effectuated within a year of the closing of their investment, subject to a floor valuation of $30,000.

In addition, the Company agreed to issue warrants to purchase ADSs as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.01 per ADS, exercisable until the later of June 30, 2025, or 90 days from the date on which a registration statement becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each investor divided by (B) the lowest closing price of the ADSs on Nasdaq during the five trading days preceding the exercise date, but at a price no lower than $0.45; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 6,111,111 ADSs, and (ii) Series B Warrants to purchase ADSs at an exercise price per ADS equal to 125% of the most recent price of the ADSs on Nasdaq known at the closing of the transaction, or the Closing ADS Price, exercisable for a 24 month period following the closing, for a number of ADSs equal to 75% of the quotient of (A) the investment amount paid by each investor divided by (B) the Closing ADS Price.

The Series A Warrants and Series B Warrants will not be listed for trade; however, the Company agreed to file a resale registration statement to cover the resale of the ADSs issuable upon the exercise of the Series A Warrants and Series B Warrants by April 15, 2025.

The investment was completed on March 16, 2025.

B.	On February 21, 2025, the Company filed a prospectus supplement to supplement and amend the prior prospectus dated December 31, 2024, so that the Company could increase the maximum aggregate offering price of its ADSs that may be offered, issued, and sold under the June 2024 Sales Agreement up to $11,400. During 2025, under the June 2024 Sales Agreement, we raised a gross amount of $2,000 by selling 2,146,043 ADSs at an average price of $0.932 per ADS. After deducting issuance costs, we received a net amount of $1,936.

