Form 20-F
period 2025-12-31
Foresight Autonomous Holdings Ltd.
filed 2026-03-25
CIK 1691221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Haim Siboni

Chief Executive Officer

Telephone number: +972-077-9709030

Facsimile number: +972-077-9709031

7 Golda Meir

Ness Ziona

7403650 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing 90 Ordinary Shares, no par value (1)	FRSX	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts. Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

140,634,421 ordinary shares as of December 31, 2025.

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

Yes ☐ No ☒

i

ii

INTRODUCTION

We are a technology company engaged in development of advanced three-dimensional (3D) perception systems and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive Ltd., or Foresight Automotive, Foresight Changzhou Automotive Ltd., or Foresight Changzhou and our majority-owned subsidiary Eye-Net Mobile Ltd., or Eye-Net Mobile, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment, inner-city trains and unmanned aerial vehicles (UAVs).

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

We were incorporated in the State of Israel in September 1977 under the name Golan Melechet Machshevet (1997) Ltd. In April 1987, we became a public company in Israel, and our shares were listed for trade on the Tel Aviv Stock Exchange Ltd., or TASE. On May 16, 2010, we changed our name to Asia Development (A.D.B.M.) Ltd., and on January 12, 2016, we changed our name to Foresight Autonomous Holdings Ltd. Our Ordinary Shares are currently traded on the TASE, and American Depositary Shares, or ADSs, each representing ninety of our Ordinary Shares, currently trade on the Nasdaq Capital Market, both under the symbol “FRSX”. The Bank of New York Mellon acts as depositary of the ADSs.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our financial statements for the year ended December 31, 2025, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

iii

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East;

●	projected capital expenditures and liquidity;

●	our ability to raise additional capital to support our operation;

●	changes in our strategy; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

All historical quantities of Ordinary Shares and per share data presented herein give retroactive effect to our 1-for-7 reverse share split of our Ordinary Shares effected prior to the start of trading on the TASE on August 24, 2025 and on Nasdaq on August 25, 2025 and to the change to the ratio of the number of Ordinary Shares represented by the ADSs from the previous ADS ratio of one (1) ADS to thirty (30) Ordinary Share, to a new ADS ratio of one (1) ADS to ninety (90) Ordinary Shares, effected prior to the start of trading on Nasdaq on February 26, 2026.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its wholly owned subsidiary, Foresight Automotive Ltd., an Israeli corporation, its majority-owned subsidiary Eye-Net Mobile Ltd., an Israeli corporation, and Foresight Automotive’s wholly owned subsidiary, Foresight Changzhou Automotive Ltd., a Chinese corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history, have incurred losses since the date of our inception and anticipate that we will continue to incur significant losses until we are able to commercialize our products.

●	We have a going concern opinion which could prevent us from obtaining new financing on reasonable terms or at all.

iv

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

Risks Related to Our Business and Industry

●	Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention and damage to our reputation.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights and proprietary rights for our products, we may not be able to effectively compete in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	If we are unable to comply with Nasdaq listing requirements, our ADSs could be delisted from Nasdaq, and as a result, we and our shareholders could incur material adverse consequences, including negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

●	Our principal shareholders, officers and directors beneficially own over 4.8% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

●	The Jumpstart Our Business Startups Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or our Ordinary Shares.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

●	Our headquarters, members of management, production facilities and employees are located is Israel, and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

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

On October 11, 2015, we entered into a merger agreement, or the Merger, with Magna B.S.P. Ltd., or Magna, and Foresight Automotive, whereby we acquired 100% of the share capital of Foresight Automotive from Magna. Since the date of the Merger, we have been operating as a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future.

Since the date of the Merger, and as of December 31, 2025, we have incurred net losses of approximately $142,931,000.

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

Our financial statements for the year ended December 31, 2025, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

Our audited consolidated financial statements for the period ended December 31, 2025 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2025, that could cast significant doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2025 have been prepared assuming that we will continue as a going concern. To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2025, we incurred accumulated losses of approximately $142.9 million. A going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

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

We aim to sell our products to automotive manufacturers, heavy, agricultural, defense and security, inner-city trains and UAV equipment manufacturers that incorporate ADAS, semi-autonomous and autonomous technologies in their automobiles and/or equipment and other companies that market or develop component parts of these systems. Many of our competitors have extensive track records and relationships within these industries.

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

Our products are cost sensitive and subject to customers’ aggressive target costs. Our products are sub solutions of modules as part of full semi-autonomous or autonomous systems with low-cost product expectations and we may therefore be forced to lower our costs or have lower margins.

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

We have been conducting proof of concept, or POC, projects and development agreement projects in China and have established a subsidiary in China for these purposes. As a result, we may engage in a substantial amount of business in China in the future. The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

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

We have a portfolio of five granted U.S. patents and two U.S. non-provisional applications, two granted patents with the Israeli Patent Office, two granted patents and one full application in China, one application in Europe, one granted patent in Japan, and one international application. Eye-Net Mobile has a portfolio of one granted U.S. patent, one granted patent with the Israeli Patent Office, four applications in Japan, four applications in the U.S. and five applications in Europe. We cannot offer any assurances about which, if any, patent applications will be issued, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights to prevent others from exploiting our technology and may affect the successful commercialization of our products.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ADSs or our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ADSs or our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or our Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

Political, economic, military and geopolitical instability as well as the risk of attacks from Iran on Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations.

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

Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. More recently, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. In addition, in early March 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved.

Although certain ceasefire agreements have been reached with Hamas, and the level of hostilities has since decreased, the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries, including as a result of instability arising from developments in Syria.

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

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. Also, the Israeli government imposes restrictions on doing business with certain countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the downgrade by Moody’s of its credit rating of Israel from A1 to A2 in October 2023 and further downgrade to Baa1 with a negative outlook in September 2024, which followed by an upgrade of its outlook rating from “negative” to “stable”, in January 2026). We may also be targeted by cyber terrorists specifically because we are an Israeli-related company.

Furthermore, since 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate. Certain proposed changes have been moderated to some extent following the outbreak of the war on October 7, 2023. Such proposed changes and responses thereto may lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Magna received Israeli government grants for certain of its research and development activities. In course of the Merger with Magna and Foresight Automotive, we assumed, jointly with Magna, certain of its obligations related to such grants. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Magna’s research and development efforts related to the technology assigned to Foresight Automotive have been financed in part through royalty-bearing grants in an aggregate amount of approximately $545,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2025. In course of the Merger with Magna and Foresight Automotive, we were required by the IIA to assume, jointly with Magna, its obligations related to such grants. We are required to pay annual royalties to the Israeli government at a rate of between 3% and 5% on revenues from the use of technology that has been developed under IIA up to the total amount of grants received and bearing i) the annual interest rate that applied at the time of the approval of the applicable IIA file which applies to all of the funding received under that IIA approval for grants received before June 30, 2017 and ii) the annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

As of March 18, 2026, most of our current solutions and technology do not rely on, or incorporate, Magna’s research and development efforts related to the technology assigned to Foresight Automotive. However, we cannot guarantee that we will not rely on or incorporate Magna’s assigned technology with respect to our solutions and technology, at least partially, in the future.

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

On March 24, 2025, we were notified by the staff of Nasdaq that we were not in compliance with the Minimum Bid Requirement as our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were granted a 180-calendar day compliance period, or until September 22, 2025, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of our ADSs must meet or exceed $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period. In order to regain compliance with Minimum Bid Requirement, we implemented a 1-for-7 reverse share split of our Ordinary Shares effected prior to the start of trading on the TASE on August 24, 2025 and on Nasdaq on August 25, 2025. There was no change to the then existing ratio of the number of Ordinary Shares represented by the ADSs. On September 9, 2025, the staff of Nasdaq determined that since the Company’s minimum bid price had been at $1.00 or greater for ten consecutive business days from August 25, 2025 through September 8, 2025, we regained compliance with the Minimum Bid Requirement.

Prior to the start of trading on Nasdaq on February 26, 2026, we effected change to the ratio of the number of Ordinary Shares represented by the ADSs from the previous ADS ratio of one (1) ADS to thirty (30) Ordinary Share, to a new ADS ratio of one (1) ADS to ninety (90) Ordinary Shares.

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

On October 11, 2015, and pursuant to the Merger with Magna, we acquired 100% of the share capital of Foresight Automotive from Magna. On January 5, 2016, we entered into an asset transfer agreement with Magna whereby Magna transferred to us its vehicle safety segment of operations. The asset transfer agreement became effective retroactively on October 11, 2015.

Prior to the Merger, and from July 2015, until October 2015, we did not have any business activity, excluding administrative management.

In January 2019, we spun out our cellular-based V2X accident prevention solution to our then wholly owned subsidiary, Eye-Net Mobile.

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

In 2025, 2024 and 2023, our capital expenditures amounted to $25,000, $62,000 and $124,000 respectively. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

We are a technology company engaged in development of advanced 3D perception systems and cellular-based applications. Through our controlled subsidiaries, Foresight Automotive, Foresight Changzhou and Eye-Net Mobile, we develop both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D perception systems include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment, inner-city trains and UAVs.

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

3D Perception Systems – Foresight Automotive

Our 3D perception systems are based on stereoscopic vision technology. Stereo technology is an image processing concept which uses two synchronized cameras to mimic human depth perception in order to obtain a 3D view. Our unique solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets and applications such as ADAS, semi and fully autonomous vehicles, defense, autonomous driving, agriculture, heavy industrial equipment, inner-city light trains and UAVs. ScaleCam™, our stereoscopic camera vision solution, creates and analyzes a 3D image, which foresees possible collisions with road users and other obstacles inherent to roadway (both urban and highway) and off-road environments. This solution provides highly accurate real-time detection with a low rate of false alerts and enables a 24/7 operation in harsh weather and lighting conditions for a complete 3D image of the driving environment in front of the vehicle.

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

A 2025 market report by Future Market Insights Inc. estimates that the automotive camera market is valued at $19.1 billion in 2025 and is projected to reach $113.7 billion by 2035, registering a compound annual growth rate (CAGR) of 19.5% over the forecast period.

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

As autonomous driving technology continues to advance, its applications extend beyond passenger vehicles to include, special purpose logistics vehicle, commercial trucks, agricultural machinery, and industrial equipment. This broader adoption is driving increased demand for stereo cameras, a crucial component in the sensor suite of autonomous systems. Stereo cameras provide essential depth perception and object detection capabilities, enabling safe operation across various environments and industries. The expanding use of autonomous technology in diverse sectors is expected to fuel growth in the stereo camera market, supporting advancements in transportation, agriculture, and industrial automation.

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

Binocular Camera-based systems are the most intuitive to understand as they are similar to human vision. As the current driving environment is designed for human vision without any consideration for automation, it is believed that camera-based systems will always have an important role in semi or fully autonomous driving.

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

Automobile manufacturers today have already commercialized vehicles with Level 2 and Level 2+ autonomy features, and some have even commenced commercializing Level 3 ADAS systems in specific regions, since the regulatory frameworks for Level 3 ADAS differ significantly across regions.

Challenges of Autonomous Driving

We believe that in order to achieve Level 4 and Level 5 autonomous capabilities, among others, the following developments are required: (i) a robust all-weather, day and night 3D environment sensor; (ii) combined software and algorithms and HW, that can handle multiple sensor inputs together producing the best possible decision when encountering complex road situations; and (iii) the capability to accurately position a vehicle, specifically in an urban environment, where GPS localization is not sufficiently accurate.

Autonomous driving is based on three main pillars: sensory, decision making, and vehicle actuators execution.

●	Sensory – Achieved by using different sensory technologies, including binocular cameras, ultrasonic sensors, radars, and LiDARs. For partial autonomous solutions, vehicle manufacturers are using cameras, radars, and ultrasonic sensors. However, higher levels of automation vehicle manufacturers will require accurate and robust sensors designed for harsh weather conditions thus enabling autonomous driving.

●	Decision Making – Processing of the information received from the sensors is then performed by the processors and microcontrollers using artificial intelligence, advanced analytics and machine to machine communication.

●	Vehicle actuators execution – Handled by the electronic control unit attached to the actuators, brakes, steering system, gear box, and suspensions.

Our 3D vision-based solution meets both sensing and decision makingprocessing requirements of the autonomous solution.

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

Target Markets

Our systems offer a significant competitive advantage in the industrial equipment, agriculture, drones and UAVs, inner-city, metro light trains, and defense sectors, which are known for shorter sale cycles and fast results. We have achieved several important milestones that should support our short-term revenue generation plans.

Heavy Machinery and Agriculture Markets

Advanced 3D perception technologies, such as ours, provide a myriad of benefits for agriculture and industrial machinery. These vehicles can complete standard tasks while operators can handle other high value-added jobs, allowing companies to use their workforce more effectively. In construction, for example, this is critical because of a significant shortage of heavy equipment operators.

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

We have achieved notable progress in expanding our presence in the heavy machinery and agriculture markets through strategic collaborations. We have signed agreements with key players like South Korean KONEC Co. Ltd., or KONEC, and GINT Ltd, or GINT, and others to develop and integrate our advanced 3D perception solutions for autonomous tractors, construction equipment, and mining trucks, aiming to enhance operational safety, efficiency, and autonomous capabilities in challenging environments. In August 2025, we signed a three-way agreement with KONEC and GINT to develop an autonomous control system based on our 3D perception technology for autonomous tractors. This follows the agreement with GINT and KONEC, as announced in December 2024. The agreement outlines a multi-phase collaboration preparing for mass production and commercial deployment, expected to generate up to $35 million in revenue by 2030, with initial sales anticipated as early as 2026.

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

We believe that we bring added value by offering cutting edge sensors fusion of, binocular thermal cameras, Complementary Metal-Oxide-Semiconductor cameras and an IMU sensor (Inertial Measurement 9 degrees of freedom Unit).

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

Foresight’s stereo vision technology offers substantial opportunities within the UAV and drone market across diverse sectors. Our systems enhance safety through autonomous navigation and hazard detection, for example, improving search and rescue efforts with precise survivor identification, and enabling autonomous fire assessments for firefighting teams. Additionally, our technology can enhance maritime rescue operations by improving the location of distressed individuals at sea. These applications highlight the versatility of our stereo vision technology in addressing critical needs for safety and efficiency in the expanding UAV market.

In January 2025, we signed a commercial cooperation agreement with Big Bang Boom Solutions Pvt. Ltd., or Big Bang, a prominent Indian drone manufacturer with a view to integrating our 3D perception technology into its autonomous drone platforms. In April 2025, we signed non-binding memorandum of understanding with Big Bang to establish a framework for collaboration as part of the India-Israel Industrial research and development and Technological Innovation Fund program (I4F). The joint project aims to develop rugged, autonomous industrial inspection drones equipped with visible-light, thermal and IMU sensors. In August 2025, we received the approval from I4F of our joint development and commercialization project with Big Bang. With a joint budget of $5 million, the project began in November 2025 and will span a 24-month period. The goal of the project is to gradually introduce to the market a variety of mass production drone solutions.

Inner-City, Metro Light Trains

Urban rail systems play a critical role in modern cities, operating in dense environments where interactions with vehicles, pedestrians, and other vulnerable road users are frequent. Foresight’s stereoscopic 3D perception solutions enhance situational awareness by combining advanced sensors with artificial intelligence and drivable area AI, to provide real-time depth perception and object detection. This enables early and accurate identification of obstacles, track intrusions, and unexpected hazards, or visually complex environments, supporting safer, more reliable, and more efficient urban rail operations as cities expand and safety standards become increasingly rigorous.

According to the July 2025 market report “Rail Transit Obstacle Detection System Market Growth Analysis, Market Dynamics, Key Players and Innovations, Outlook and Forecast 2025-2032” by Intelmarket Research, the rail transit obstacle detection system market is entering a strong growth phase, reflecting increased investments in rail safety automation and intelligent sensing technologies. The market was valued at approximately $543 million in 2024 and is projected to grow from $611 million in 2025 to approximately $1.22 billion by 2032. This expansion represents a forecast CAGR of approximately 12.7%, driven by rising passenger volumes, tighter safety regulations, and the continued expansion of urban, intercity, and high-speed rail networks.

In May 2025, we entered into a development and commercialization agreement with Zhejiang StreamRail Intelligent Control Technology Co., Ltd., or StreamRail, a global rail technology provider, to integrate 3D perception technology into safety solutions for urban trams and metro trains. The collaboration is intended to enhance safety and operational efficiency through the use of advanced sensors and artificial intelligence to detect potential hazards on rail tracks and in surrounding areas, with the objective of reducing collision risks in dense urban environments.

The agreement provides for an initial joint development phase, followed by manufacturing, marketing, and distribution upon successful completion, with initial commercialization expected to begin in 2026. The project’s revenue potential is estimated at up to $12 million through 2029, subject to execution and market adoption. This collaboration reflects broader industry trends toward the adoption of next-generation, AI-enabled perception technologies in rail safety systems, particularly in metro and urban rail segments, which are expected to lead market growth as operators respond to increasing safety requirements and network density.

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

In June 2022, Elbit Systems Ltd., or Elbit, showcased a robotic combat vehicle equipped with Foresight’s QuadSight vision solution at Eurosatory, the world’s leading land and airland defense and security exhibition. In February 2023, the QuadSight solution was recognized as a technological breakthrough by Israel’s Ministry of Defense and in July 2023, we signed an exclusive agreement with Elbit for commercializing its image processing software, with potential revenues of up to $4 million over five years. This software was commercially deployed to a defense industry customer through Elbit in April 2024 for use in fully autonomous vehicles and is currently being commercially offered by Elbit to its vast customers globally.

Our 3D perception systems

Advanced Stereovision Sensor Kits

In November 2024, we launched an advanced sensor kit portfolio including ScaleCam™ Vision, ScaleCam™ Thermal, and QuadSight®. These kits are designed to enhance perception capabilities for various applications such as industrial automation, autonomous mobility, warehouse and logistics automation, drones and unmanned aerial vehicles and inner- city light trains. The new offerings aim to strengthen Foresight’s position in the advanced perception technology market by providing high-resolution 3D mapping and superior visibility in diverse conditions. ScaleCam Vision converts depth maps into high-resolution 3D point clouds, while ScaleCam Thermal detects heat signatures for reliable performance in adverse weather. QuadSight combines visible-light and thermal infrared imaging offering a cost-effective solution for autonomous vehicles.

The new portfolio aims to offer developers opportunities for rapid prototyping, testing, and implementation, suitable for both development and serial production phases. Our advanced stereovision technology provides high-resolution 3D mapping and per-pixel data for obstacle detection and terrain analysis, potentially reducing development time for applications in various sectors including heavy machinery, agriculture, logistics, automated special purpose vehicles, warehouse automation, drones, unmanned aerial vehicles, aviation, and advanced driver assistance systems.

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

Separated cameras require real time calibration to optimize distance accuracy. Combined with our auto calibration technology, we are able to compensate for deviations caused by external factors, such as vibrations and temperature changes.

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

Dragonfly Vision™ – 360-degrees 3D perception solution

Dragonfly Vision™, a groundbreaking 360° 3D perception solution for autonomous machines, is currently in development and is estimated to be commercially available in 2027. This innovative technology leverages stereoscopic vision and advanced algorithms to provide precise object detection and contour recognition around vehicles across various distances and environments.

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

Competition

Semi and fully autonomous vehicle markets are considered relatively growing markets with increasing competition and great potential for sensor module and system providers. For our vision solutions, we believe that our main competitors are dedicated, large companies focusing on technologies that enable detection and 3D perception such as radar and LiDAR technologies. As the world of stereo vision is moving towards enhancing existing stereo systems, there are a few companies that offer extended stereo capabilities, similar to our automatic calibration solution. Additionally, as the automotive industry comes to understand the value that thermal cameras have to offer to autonomous vehicles, the number of thermal cameras manufacturers and providers are expected to increase. To the best of our knowledge, we are the only company that uses thermal imaging in a stereoscopic configuration, allowing us to generate an accurate depth map and offer a unique dense 3D point cloud based on visible light and thermal cameras.

Many of our competitors, either on their own or through their strategic partners, enjoy better brand recognition and have substantially greater financial, technical, manufacturing, and marketing than we do. These competitors also have significantly greater experience in the research and development of automotive sensors and a better infrastructure and are already commercializing those products around the world.

Sales and Marketing

A typical sales cycle of our 3D perception systems consists primarily of the following steps:

●	Initial engagement – the initial introduction of our technology to potential customers consists of technological roadshows, demonstrations and prototype evaluation. During the technological roadshows, we perform real-time demonstrations of our technology in different scenarios, offering the chance to experience our technology in real time and gain a better understanding of its outstanding capabilities. The scenarios simulate obstacle detection in challenging weather and lighting conditions. Other forms of demonstrations may include performing tests and calculations on data received from potential prospects in order to prove our solutions capabilities. To date, we have performed technological roadshows in the United States, Japan, across Europe, South Korea, India and in China, and dozens of demonstrations in Israel and around the world.

●	Proof of Concept (POC) project – following technological demonstrations and initial evaluation, the customer may decide to engage in a paid POC project to further evaluate the technology. Such projects consist of testing our stereoscopic technology in predefined simulated and real-life scenarios, and last between 3 to 6 months, depending on the industry. Revenue from POC projects usually range between $25,000 - $100,000.

●	Co-development project – once a POC project has been successfully completed, we may enter into a co-development project with the customer, in which our technology is customized to meet the specific requirements of the specific customer. Revenue from a co-development project can reach hundreds of thousands of dollars, depending on the size and scope of the project. Typical NRE projects’ budget usually range between $50,000 - $250,000.

●	Transfer to Production – entering into an agreement for commercial production with volume ranging in the tens of thousands all the way to hundreds of thousands of units/software licenses per year over a period of 8-10 years.

Our stereoscopic 3D perception solutions are modular and can be customized to meet customer needs:

1.	Software license for generating accurate object detection based on visible-light cameras and the long-wave infrared camera configuration. Our software modules, such as automatic calibration and dense 3D point cloud software, are also offered as a software license.

2.	Embedded Electronic Control Unit: consists of an automotive graded board and image processing software.

3.	A complete multidisciplinary finished good: consists of image processing software, SoC, and cameras.

To date, we have signed five commercial agreements: (1) a commercial agreement with SUNWAY for up to $51 million for the development and supply of obstacle detection systems for driverless vehicles, as well as for ADAS systems for airport ground support vehicles; (2) a commercial agreement with Elbit, a leading defense company in Israel for up to $4 million; (3) a commercial cooperation agreement with StreamRail, for up to $12 million to develop and integrate advanced 3D perception solutions, Train ADAS Assistance System (TDAS) and AEB Semi-Autonomous systems into inner-city and metro trains; (4) a commercial cooperation agreement with KONEC and GINT, a South Korean company specializing in automation technologies for agricultural machinery, construction equipment and automobiles, to develop an autonomous control system based on Foresight’s 3D perception technology for autonomous tractors. The agreement outlines a multi-phase collaboration preparing for mass production and commercial deployment, expected to generate up to $35 million in revenue; and (5) a commercial cooperation agreement with Big Bang, a supplier of the Indian Ministry of Defense, to integrate 3D perception technology into the Big Bangs’s autonomous drone platforms, with a total commercial potential reaching up to $16 million.

Our main focus for 2026 is to (1) increase the number of customers engaged in POC projects in order to allow them to test and evaluate the performance of our technology; (2) engage with design partners in co-development projects, in Korea for autonomous tractor kit and Japan, for smart cities and road hazard management systems allowing us to tailor our solutions to each customer’s individual needs; (3) reach serial production and initiate sales of our products to StreamRail and its customers for inner-city and light trains and to Big Bang for autonomous drone platforms and (4) initiate software license sales to Elbit’s end customers in the defense markets.

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

In November 2022, we signed a joint development and supply agreement with SUNWAY. Over the contractual period of four years, the deal may yield up to $51 million in revenue based on demand from SUNWAY. The agreement establishes a joint program for the development and supply of obstacle detection systems and cloud gateway for driverless vehicles, as well as for ADAS for airport ground support vehicles, using both visible light and thermal cameras. Additionally, and subject to predefined commercial terms, SUNWAY was granted exclusive commercialization rights in China regarding the ADAS systems for ground support vehicles used in airports. Our QuadSight stereoscopic technology, including both proprietary software and cameras, will be licensed to SUNWAY and will serve as the underlying technology for SUNWAY’s ADAS systems, intended for integration into several types of vehicles working closely with aircraft, including fueling vehicles, garbage trucks, boarding vehicles, etc. In July 2024, we announced that we had amended this agreement whereby our ScaleCam will be incorporated into SUNWAY’s innovative line of autonomous logistics and robotic vehicles in order to equip SUNWAY’s unmanned warehouse and materials handling vehicles, autonomous coffee machine carts and wireless charging robotic vehicles with our advanced 3D perception systems to enable autonomous capabilities for both indoor and outdoor operations. In January 2025, we announced that we had delivered the first batch of ScaleCam systems to SUNWAY.

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

In August 2023, we signed an agreement for two POC projects with a leading Japanese global vehicle manufacturer so that we can assess the accuracy of our automatic calibration capabilities in enhancing 3D perception and have our Mono2Stereo perception enhancement solution assessed in how it is used in existing mono cameras with different fields of view. In February 2024, we announced the successful completion of these POC projects with the Japanese vehicle manufacturer. In July 2024, we announced that we signed a follow-up paid software POC project with the vehicle manufacturer with a view to improving existing safety features in its vehicles with ScaleCam. The POC was successful and discussions are underway with the Japanese manufacturer for next steps.

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

In January 2025, we entered into a commercial cooperation agreement with Big Bang, a supplier to the Indian Ministry of Defense, to integrate our 3D perception technology into their autonomous drone platforms. This collaboration has a commercial potential of up to $16 million by the end of 2029. This collaboration will initially concentrate on enhancing drone performance in adverse conditions, such as dense smoke, poor lighting, and high temperatures. Subsequent phases may involve manufacturing, marketing, and distribution, with initial focus on the Indian market before global expansion.

In February 2025, we signed a development service agreement with a leading Japanese manufacturer of road traffic, hazard management and monitoring solutions. The purpose of the agreement is to establish a framework for future project collaborations and commercialization, aimed at enhancing the safety and efficiency of road traffic and hazard management, while driving cost-effectiveness in product development and production. In March 2026, we entered into a development and commercialization agreement with the leading Japanese manufacturer. The agreement was signed together with our Japanese distributor, Cornes Technologies Limited. The development phase is underway and is expected to be completed during the second quarter of 2027, generating initial revenues of approximately $250,000. Following completion of the development phase, initial product sales are expected in late 2027, growing to a conservative potential revenue of $3.6 million by 2030.

In May 2025, we signed an agreement for POC project with a global Tier One automotive supplier to evaluate the effectiveness of its cutting-edge 3D perception system in measuring curb heights and distances in urban environments. The system will be used as an aftermarket ADAS on a select fleet of city buses.

Additionally, in May 2025, we signed commercialization agreement with StreamRail, a Chinese leader in rail transit technologies, to integrate and commercialize its products for StreamRail’s customers, focusing on urban trams and metro trains. The collaboration will initially focus on a joint development project to integrate our cutting-edge 3D perception technology into StreamRail’s transit infrastructure. The innovative obstacle detection system will use advanced sensors and artificial intelligence to detect potential hazards on rail tracks and surrounding areas, dramatically reducing collision risks. Upon successful completion of the development phase, the parties will proceed with manufacturing, marketing, and distributing the innovative product to StreamRail’s customers and other third parties.

In September 2025, we announced a strategic collaboration with Wuhan Xuanyuan Intelligent Driving Technology Co., Ltd., or XY IDrive, a subsidiary of Wuhan Guide Infrared Co., a leading global Chinese developer and manufacturer of infrared thermal imaging systems. Together, the companies will develop cost-effective, automotive-grade stereoscopic thermal cameras designed to meet the stringent requirements of ADAS and autonomous vehicles, empowering safer mobility across diverse market segments.

In November 2025, we entered into a strategic commercial cooperation agreement with a leading Chinese manufacturer of artificial intelligence (AI)-based stereo vision solutions. Pursuant to the agreement, we will incorporate the manufacturer’s 3D perception systems into our product portfolio and tailor them for exclusive commercialization in India and South Korea, with plans to expand distribution into additional global markets.

In December 2025, we entered into a multi-phase strategic cooperation agreement for our 3D perception systems with Zeda Korea Ltd., or Zeda Korea, a leading South Korean manufacturer of road safety and infrastructure maintenance vehicles. The parties will collaborate to design, develop, and commercialize advanced artificial intelligence-based collision reduction and road safety solutions to be integrated into Zeda Korea’s existing vehicle fleet, as well as for broader road safety and railroad management applications and related equipment.

In addition, in December 2025, we announced that we were invited by Audi AG, one of the world’s most reputable car manufacturers to participate in the Audi startup event “Minds and Makers” to demonstrate our terrain intelligence solution. The solution provides real-time 3D analysis of various terrains, delivering accurate depth perception, road and surface segmentation. The demonstration was successful and discussions are underway for engagement in next steps.

Our success lies, in key part, in the modularity of our software and hardware vision solutions. This business model enables us to customize 3D perception solutions and tailor them to our customers’ specific technical requirements. Whether by integrating our software seamlessly with existing sensors or by providing a comprehensive multidisciplinary vision solution that combines our proprietary software, we are at the forefront of ADAS, semi-autonomous and full-autonomous, innovation in the industry.

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

Market Opportunity

Market Segments

●	Mobile Apps: Utilizing the already existing install-base of numerous location-based applications (navigation, fitness, etc.), can serve as a global added value for all users and enhance road safety.

●	Micro-mobility: Shared urban mobility creates numerous safety concerns for riders and pedestrians.

●	Motorcycles: Motorcyclists, as vulnerable road users, are at risk for dangerous broadside or T-bone accidents. A solution that provides critical alerts to side-impact collisions can save lives.

●	Automotive: ADAS improve driver’s safety by analyzing predefined field of view. Cars with beyond line-of-sight warning capability enhance all-around protection for all road users.

●	Smart Cities: The ability to interconnect in smart cities is key to improving road safety for all road users in the urban ecosystem, in planning for suitable “Vision-Zero” future.

●	Emergency services: Eye-Net Mobile’s collision prevention technology enhances emergency services by predicting and preventing accidents in real-time, reducing reaction times and improving road safety for all users without requiring additional hardware.

●	Telecom: Eye-Net’s collision prevention technology offers telecom companies a valuable opportunity to integrate real-time safety features into existing cellular networks, improving user safety and creating new revenue streams.

●	InsurTech: Using Eye-Net’s technology, InsurTech companies can benefit from enhanced risk assessment capabilities, real-time accident prevention, and data-driven insights, potentially reducing claims and improving overall profitability

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

Mobile Network Operators and cellular providers

The interconnection of vehicles, micro mobility devices, infrastructure and vulnerable road users represents a unique opportunity for mobile network operators to enhance road safety. Eye-Net’s anytime, anywhere, and all-around collision detection system utilizes interconnected cellular-based V2X communication to provide comprehensive protection for vulnerable road users and pedestrians. The solution uses existing cellular infrastructures and is compatible with 3G, 4G and 5G networks. Mobile network operators can enhance the service offered to subscribers without the need for a dedicated device built-in as part of a cellular offering to incorporate as part of the infrastructure for safe cities to residents, in cooperation with road authorities, and for all transportation markets – micro mobility, motorcycle, and automotive.

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

The Eye-Net Products

Eye-Net Mobile offers two software-based products:

1. Eye-Net™ Protect (Market penetration – Under commercial integration)

The Eye-Net™ Protect SDK configuration is a comprehensive solution that includes an intuitive mobile interface designed to provide real-time pre-collision alerts to all road users, including the most vulnerable ones (pedestrians, cyclists, and micro-mobility riders).

An SDK configuration indicates commercial engagement readiness and allows Eye-Net Mobile to integrate its solution with leading location-based applications, such as navigation, ridesharing, parking, and fitness applications. This configuration enables rapid market penetration, providing a life-saving accident prevention solution that is readily available for deployment.

Features:

●	Side collision alert
●	Cyclist ahead alert
●	Car overtaking
●	Bus overtaking
●	Emergency call
●	Eye-Net View: network performance and safety analytics report

Unique Characteristics:

●	Network latency compensation
●	Multi cloud solution
●	Distributed computing and smart data send
●	Adaptive accuracy per movement mode and velocity
●	Movement prediction and dynamic extrapolation
●	Spatial cross-correlation (probability of collision)

●	Business insights generator (big data)
●	Battery optimization
●	Identifies threats outside the field of view
●	Works under all weather and lighting conditions
●	Zero false alerts
●	GDPR compliant
●	Small footprint
●	SDK package compatible with IOS and Android
●	Hands Free
●	Camera Free
●	Relies on existing cellular infrastructure (3G and up)

Mobility Data and Infrastructure Platform capabilities

●	Big data processing pipelines
●	Monthly reports based on Dataflow + BigQuery + Looker
●	GDPR compliance – implemented auto deletion of sensitive data
●	Horizontal scaling – detect client load and split the service
●	Location service performance (Rust / TCP / H3)

Real-time alerts utilizing adaptive network latency compensation of each users’ cellular devices

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

Features (Current and Future):

●	Side collision alerts
●	Cyclist Ahead
●	Car May Break Ahead
●	Emergency Call
●	Eye Net View: Network Performance & Safety Analytics Report
●	RUDAR: Analyzes & classifies all users in the vicinity of the vehicle

Unique Characteristics:

●	Multi user tracker: Analyzes and classifies all users in the vicinity of the vehicle
●	Network latency Compensation
●	Multi cloud Solution
●	Distributed Computing & Smart Data Send
●	Adaptive Accuracy per Movement Mode & Velocity
●	Movement Prediction & Dynamic Extrapolation
●	Spatial Cross-Correlation (Probability of Collision)
●	Business Insights Generator (Big Data)
●	Battery Optimization
●	Identifies threats outside the field of view
●	Works under all weather and lighting conditions.
●	Zero false Alerts
●	GDPR compliant
●	Small foot print
●	SDK package compatible with IOS and Android
●	Hands Free
●	Camera Free
●	Relies on existing cellular infrastructure (3G and Up)

Competition

There are many companies competing in the V2X communication market, including vehicle manufacturers and automotive Tier One suppliers, the majority of which are pushing for CV2X (hardware-based) protocols. Over the past several years, we see that small startups that have attempted to develop similar V2X cellular-based solutions have ceased activities mainly due to technological and financial barriers. On the other hand, we can see a growing number of vehicle manufacturers, Tier One automotive suppliers, smartphone manufacturers and cellular service providers that have taken the first steps to develop a similar solution to Eye-Net. As far as we know to date, none of our competitors has reached product completion and deployment readiness stage for a V2X product.

Sales and Marketing

Eye-Net Mobile focuses on increasing public awareness of its products and technology by conducting controlled public trials, participating in paid POC’s with potential customers throughout variety of market verticals, mainly in Europe and Japan, and participating in conferences worldwide. The Eye-Net Protect initial solution was first launched in February 2019 at the Mobile World Congress in Barcelona, the world’s largest mobile conference.

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

In February 2023, Eye-Net Mobile was engaged in a paid POC project to integrate Eye-Net™ Sense automotive system with a leading Japanese vehicle manufacturer’s existing ADAS systems. The parties engaged in a paid POC project to evaluate the added value and capabilities of Eye-Net™ Sense as a software V2X communication layer, allowing for unprecedented, seamless communication between vehicles and all road users (including vulnerable road users). The POC was conducted in collaboration with SoftBank Corp., or SoftBank, a leading Japanese technology and communication company that provided the communication infrastructure and advanced communication modules. In March 2024, Eye-Net received an additional order for a paid development project from the vehicle manufacturer, following the successful completion of the first two phases of the POC project. The next phase will evaluate the potential of Eye-Net™ Sense as key infrastructure for safety message transmission, aiming to facilitate seamless communication between vehicles and all road users, particularly vulnerable road users. The evaluation was successful, and the parties are exploring potential commercial opportunities.

In August 2023, Eye-Net Mobile signed a multi-phase agreement with SoftBank under which the parties engaged in a POC project to validate the integration of Eye-Net Mobile’s server-side technology with SoftBank’s multi-access edge computing infrastructure. The validation project was part of the multi-phase agreement which was a prerequisite for the potential deployment of Eye-Net Mobile’s solutions in the Japanese market. In November 2023, Eye-Net Mobile successfully completed the first phase of the POC project. In March 2024, Eye-Net and SoftBank successfully completed Eye-Net’s technology validation, following which SoftBank will collaborate with its business partners to initiate commercial validation efforts of Eye-Net’s solutions for improved collision prevention in the Japanese market. In January 2026, Eye-Net Mobile has advanced its strategic collaboration with SoftBank in Japan to further validate Eye-Net Mobile’s V2X collision prediction and prevention solutions technology. The joint initiative aims to enhance road safety and operational efficiency by enabling seamless, real-time exchange of location information among surrounding road users.

In November 2023, Eye-Net Mobile was selected by the European Software République consortium, or SWR, to take part in an incubation program for a project that will deliver an accessible V2X road safety solution for all road users. SWR is a European innovation ecosystem for intelligent, secure, and sustainable mobility, founded by Dassault Systèmes SE, Eviden, Orange S.A., Renault Group, STMicroelectronics N.V and Thales Group. In November 2024, Eye-Net Mobile signed an agreement with SWR to integrate and conduct real-time testing of Eye-Net Mobile’s V2X collision avoidance solution to enable advanced digital services for efficient urban mobility. This collaboration aligns with SWR development of innovative digital services designed to enhance road user safety in the metropolitan area of Bordeaux, France. The agreement is part of a multi-phase collaboration to deploy Eye-Net’s solution, using third-party mobile applications, across dozens of European cities In November 2025, Eye-Net together with Renault Group, Orange S.A., or Orange, and other participants, launched the smart mobility “Collision Prevention” project in Bordeaux, France. The live trial follows the successful completion of the project’s previous phase, which achieved a 99% detection rate in real-world urban interactions, as reported by Eye-Net Mobile in July 2025. This live trial represents a key step toward commercial deployment of Eye-Net’s technology by testing large-scale integration of its V2X collision-prevention technology in public transportation environments. In February 2026, Eye-Net announced the successful completion of the live trial. The parties are in active commercial discussions to pursue joint commercialization of the solution in the city of Bordeaux and in additional cities across France.

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

In January 2025, Eye-Net Mobile achieved European New Car Assessment Program compliance, having passed rigorous field tests conducted by UTAC. The evaluation by UTAC was part of Eye-Net Mobile’s collaboration with SWR in its roadmap to deploy Eye-Net Mobile’s digital services in France. We believe that this validation paves the way for Eye-Net Mobile’s expansion into the automotive market and may open up new opportunities for strategic partnerships with leading automotive manufacturers and suppliers.

In July 2025, Eye-Net collaborated on a research paper presented by Toyota Motor Corporation at the Japanese Society of Automotive Engineers Annual Spring Congress.

Additionally, in July 2025, Eye-Net Mobile successfully completed the first phase of a paid POC project with a top European vehicle manufacturer, to validate the performance and compatibility of Eye-Net Mobile’s V2X technology with the manufacturer’s vehicles for potential commercial integration. The POC project aims to integrate Eye-Net Mobile’s technology into the safety systems of the vehicle manufacturer’s vehicles, creating a comprehensive ecosystem that connects the vehicle, vulnerable road users, and surrounding infrastructure for enhanced situational awareness. The parties are in active commercial discussions for next steps.

In August 2025, Eye-Net signed an agreement for a POC project with co-pace GmbH, the startup-up subsidiary of the technology company Continental AG, or Continental. The project is part of a strategic collaboration aimed at evaluating the feasibility of enhancing Continental’s road safety systems by integrating Eye-Net’s proprietary V2X technology. The parties are in active commercial discussions for next steps.

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

Foresight Automotive has a portfolio of five granted U.S. patents and two U.S. non provisional applications, two granted patents with the Israeli Patent Office, two granted patents and one full application in China, one application in Europe, one granted patent in Japan, and one international application. Eye-Net Mobile has a portfolio of one granted U.S. patent, one granted patent with the Israeli Patent Office, four applications in Japan, four applications in the U.S. and five applications in Europe. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provides certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

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

Research and Development

For the years ended December 31, 2025, 2024 and 2023, we incurred approximately $8,629,000, $9,143,000, and $11,587,000, respectively, of research and development expenses, net.

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

Grants from the Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2025, we have received the aggregate amount of approximately $776,000 from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure.

We currently have one wholly-owned subsidiary, Foresight Automotive and one majority-owned subsidiary, Eye-Net Mobile. In addition, Foresight Automotive has one wholly-owned subsidiary, Foresight Changzhou, incorporated in Jiangsu Province, China.

On January 5, 2022, we announced the establishment of Foresight Changzhou Automotive Ltd., a wholly owned subsidiary, in Jiangsu Province, China. The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park, or CIP, a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market.

On September 15, 2022, Eye-Net Mobile became a wholly owned subsidiary of the Company (after transfer of its entire outstanding share capital from Foresight Automotive). As of the date hereof, the Company holds approximately 89.36 % of Eye-Net Mobile issued and outstanding share capital.

D.	Property, Plant and Equipment.

Our office and research and development facility is located at the Science Industrial Park in Ness Ziona, Israel, where we currently occupy approximately 11,000 square feet. We lease our facility, and our lease ends on March 31, 2027. We have an extension option for additional 3-year periods. Our monthly rent payment is approximately NIS 106,000 (approximately $33,229).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2024 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 24, 2025.

Overview

We are a technology company engaged in the design, development and commercialization of advanced 3D perception systems and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive and Foresight Changzhou, and our majority-owned subsidiary Eye-Net Mobile , we develop both “in-line-of-sight” vision solutions and “beyond-line-of-site” cellular-based applications. Our 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, agriculture and heavy industrial equipment, inner-city trains and UAVs. Eye-Net Mobile develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge AI technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles. Each of our solutions is designed, developed and commercialized by one of our subsidiaries. Foresight Automotive and Eye-Net Mobile, all of which are located in our corporate headquarters, benefit from our collective engineering, operating, regulatory and marketing infrastructure to support their respective activities.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
U.S. dollars in thousands	2025	2024
Payroll and related expenses	7,061	7,538
Subcontracted work and consulting	420	470
Rent and office maintenance	780	832
Travel expenses	180	215
Other	188	319
Less participation in grants	-	(231)
Total	8,629	9,143

We expect that our research and development expenses will remain steady, or will be reduced, as we move closer to the commercialization of our solutions.

Sales and marketing

Our sales and marketing expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and travel expenses and other marketing and sales expenses.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
U.S. dollars in thousands	2025	2024
Payroll and related expenses	665	595
Exhibitions, conventions and travel expenses	84	98
Consultants	386	360
Other	62	67
Total	1,197	1,120

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
U.S. dollars in thousands	2025	2024
Payroll and related expenses	1,205	1,288
Share-based payments to service providers	179	64
Professional services	635	673
Directors’ fees and insurance	172	207
Travel expenses	14	28
Rent and office maintenance	266	283
Other	142	134
Total	2,613	2,677

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024.

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2025	2024
Revenues	398	436
Gross profit	258	264
Research and development expenses, net	8,629	9,143
Marketing and sales	1,197	1,120
General and administrative	2,613	2,677
Operating loss	12,181	12,676
Financial income, net	(78)	(1,538)
Net loss	12,103	11,138
Loss attributable to holders of Ordinary Shares	12,103	11,138

Revenues

Our revenues for the year ended December 31, 2025, amounted to $398,000 representing a decrease of $38,000 or 8.7%, compared to approximately $436,000 for the year ended December 31, 2024. The revenues for the year ended December 31, 2025, were generated primarily from our commercialization with Elbit in the amount of $162,000, from the completion of a successful POC project with a leading traffic control and road safety system company in Japan in the amount of $40,000 and from completion of successful POC projects by Eye-Net Mobile with a leading European Tier 1 supplier and a leading European car manufacturer.

Research and development expenses, net

Our research and development expenses for the year ended December 31, 2025, amounted to $8,629,000, representing a decrease of $514,000, or 5.6%, compared to approximately $9,143,000 for the year ended December 31, 2024. The decrease is mainly attributed to a decrease in payroll and related expenses, a decrease in subcontracted work and consultants and a decrease in share-based payments to service providers.

Sales and marketing

Our marketing and sales expenses for the year ended December 31, 2025, amounted to approximately $1,197,000, representing an increase of approximately $77,000, or 6.9%, compared to approximately $1,120,000 for the year ended December 31, 2024. The decrease is mainly attributed to a decrease in exhibitions, conventions and travel expenses and a decrease in share-based payments to service providers.

General and administrative

Our general and administrative expenses amounted to approximately $2,613,000 for the year ended December 31, 2025, representing a decrease of approximately $64,000, or 2.4%, compared to approximately $2,677,000 for the year ended December 31, 2024.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2025 was approximately $12,181,000, as compared to an operating loss of approximately $12,676,000 for the year ended December 31, 2024, a decrease of approximately $495,000, or 3.9%.

Financial expenses and income, net

Financial income, net, mainly consist of revaluation of securities, bank interest income, exchange rate differences and other transactional costs.

We recognized financial income, net, of approximately $78,000 for the year ended December 31, 2025, compared to financial income, net of $1,538,000 for the year ended December 31, 2024. Financial income, net for the year ended December 31, 2025, consisted of interest income in the amount of $155,000, offset by revaluation of the Rail Vision warrants to its fair value in the amount of $53,000, and from exchange rate differences and others in the amount of $24,000. Finance income, net, for the year ended December 31, 2024, consisted of profit from the sale of all Rail Vision’s shares and revaluation of Rail Vision to its fair value in the amount of $1,444,000 and from interest income in the amount of $431,000, offset by exchange rate differences and others in the amount of $337,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2025 was approximately $12,103,000, as compared to approximately $11,138,000 for the year ended December 31, 2024, an increase of approximately $965,000.

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

Overview

Since our inception through December 31, 2025, we have funded our operations principally with approximately $129,079,000, in the aggregate, primarily from funding from Magna, the issuance of Ordinary Shares or ADSs and exercise of warrants and options. As of December 31, 2025, we had approximately $6.3 million in cash and cash equivalents and restricted cash.

As of December 31, 2025, the Company had incurred accumulated losses of $143 million and expects to continue to fund its operations through income from customers, research and development grants and participations, issuances of Ordinary Shares or ADSs and exercise of warrants and options. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from our recent offerings of ADSs, will be sufficient to support working capital and capital expenditure requirements through August 2026. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

The table below presents our cash flows for the periods indicated:

	December 31,
U.S. dollars in thousands	2025	2024
Operating activities	(10,453)	(11,055)
Investing activities	(25)	1,785
Financing activities	9,476	903
Effect of exchange rate changes on cash and cash equivalents	109	(185)
Net decrease in cash and cash equivalents	(893)	(8,552)

Operating Activities

Net cash used in operating activities of approximately $10,453,000 during the year ended December 31, 2025 was primarily used for payments of payroll and related expenses, payments for professional services, subcontracted work and travel, patents, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $11,055 during the year ended December 31, 2024 was primarily used for payments of payroll and related expenses, payments for professional services, subcontracted work and travel, patents, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of approximately $25,000 during the year ended December 31, 2025, was due to purchases of fixed assets of approximately $25,000.

Net cash provided by investing activities of approximately $1,785,000 during the year ended December 31, 2024, was due to the sale of all the shares in Rail Vision for approximately $1,847,000 in net proceeds after accounting for selling fees, offset by purchases of fixed assets of approximately $62,000.

Financing Activities

Net cash provided by financing activities of approximately $9,476,000 for the year ended December 31, 2025 resulted from several equity transactions. During 2025, the Company sold 125,183 ADSs pursuant to the 2024 sales agreement with AGP (the “2024 Sales Agreement”) at an average price of $34.38 per ADS, generating net proceeds of approximately $4,165,000 after deducting closing costs.

In addition, on March 7, 2025 and December 4, 2025, the Company and Eye-Net Mobile entered into securities purchase agreements with institutional and private investors for equity investments in Eye-Net, resulting in aggregate gross proceeds of $5.75 million to Eye-Net, before deducting finders’ fees and other estimated offering expenses. These two transactions generated total net proceeds of approximately $5,311,000.

Net cash provided by financing activities of approximately $903,000 during the year ended December 31, 2024 was the result of sales of 71,387 ADSs through the 2024 Sales Agreement, with an average price of $14.62 per ADS, raising net proceeds of approximately $903,000 after deducting closing costs and fees.

On January 22, 2021, we entered into a sales agreement with AGP, or the January 2021 Sales Agreement, pursuant to which we may offer and sell, from time to time, our ADSs. In that regard, we registered up to $60,000,000 of our ADSs on a Registration Statement on Form F-3 (File No. 333-252334) for the sale under the January 2021 Sales Agreement. Through December 7, 2023, the date on which we terminated the 2021 Sales Agreement, we had sold an aggregate of 68,490 ADSs for aggregate gross proceeds of approximately $14.1 million.

On December 7, 2023, we entered into definitive securities purchase agreements with U.S. institutional investors and Israeli investors to purchase an aggregate of 214,286 of our ADSs representing 19,285,740 Ordinary Shares, at a purchase price of $21.00 per ADS in a registered direct offering, or the Registered Direct Offering. The total gross proceeds from the Registered Direct Offering were approximately $4.5 million. The closing of the sale of the ADSs occurred on December 11, 2023. There were two related insider participants in the Registered Direct Offering: our chief executive officer, Haim Siboni, who controls Magna, through the participation of Magna and Sivan Siboni-Scherf, our vice president of human resources. The aggregate amount invested by the insider participants in the Registered Direct Offering was $525,000. We also entered into a letter agreement with A.G.P./Alliance Global Partners, or A.G.P., as placement agent, dated December 7, 2023, pursuant to which they agreed to serve as the placement agent in connection with the Registered Direct Offering. We agreed to pay the placement agent a cash placement fee equal to 7.0% of the gross proceeds received for the ADSs in the Registered Direct Offering provided, however that for certain investors, the placement agent credited us four percent (4.0%) of the aggregate purchase price paid by such purchasers. We also agreed to reimburse the placement agent for certain fees and disbursements incurred by them in connection with the Registered Direct Offering in an amount of up to $50,000.

On June 14, 2024, we entered into the 2024 Sales Agreement with A.G.P., as sales agent, pursuant to which we were able to offer and sell through A.G.P. up to $1,130,000 of our ADSs. We paid A.G.P. 3.0% of the aggregate gross proceeds from the sale of ADSs pursuant to the 2024 Sales Agreement. We also agreed to reimburse the sales agent for certain specified expenses. On December 31, 2024, we filed a prospectus supplement to supplement and amend the prior prospectus dated June 14, 2024, so that we could increase the maximum aggregate offering price of our ADSs that may be offered, issued and sold under the 2024 Sales Agreement up to $7,000,000 through A.G.P. On February 21, 2025, we filed a prospectus supplement to supplement and amend the prior prospectus dated December 31, 2024, so that we could increase the maximum aggregate offering price of our ADSs that may be offered, issued and sold under the 2024 Sales Agreement up to $11,400,000 through A.G.P. As of March 18, 2026, we have sold 60,370,903 Ordinary Shares under the 2024 Sales Agreement, having aggregate gross proceeds of $6.2 million and aggregate net proceeds of $6 million.

On March 7, 2025, Foresight, with its then wholly owned subsidiary, Eye-Net Mobile, entered into securities purchase agreements with institutional and private investors for an investment in Eye-Net Mobile, based on an Eye-Net Mobile pre-money valuation of $45 million. The gross proceeds of the investment were approximately $2.75 million, before deducting finders’ fees and other estimated offering expenses. The investment was executed through the direct purchase of approximately 5.8% of Eye-Net Mobile’s ordinary shares. Eye-Net Mobile granted the investors certain antidilution protections in the event of a down round effectuated within a year of the closing of their investment, subject to a floor valuation of $30 million.

In addition, we agreed to issue warrants to purchase ADSs as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.21 per ADS, exercisable until the later of June 30, 2025, or 90 days from the date on which the Registration Statement (as defined below) becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each investor to Eye-Net Mobile divided by (B) the lowest closing price of the ADSs on Nasdaq during the five trading days preceding the exercise date; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 291,005 ADSs, and (ii) Series B Warrants to purchase 142,598 ADSs at an exercise price of $18.1125 per ADS, exercisable for a 24 month period following the closing.

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

On December 1, 2025, Foresight, with its majority-owned subsidiary, Eye-Net Mobile, entered into securities purchase agreements with institutional investors for an investment in Eye-Net Mobile, based on an Eye-Net Mobile pre-money valuation of $55 million. The gross proceeds of the investment were approximately $3 million, before deducting finders’ fees and other estimated offering expenses. The investment was executed through the direct purchase of approximately 5.17% of Eye-Net Mobile’s ordinary shares. Eye-Net Mobile granted the investors certain antidilution protections in the event of a down round effectuated within a year of the closing of their investment, subject to a floor valuation of $30 million.

In addition, we agreed to issue warrants to purchase ADSs as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.06 per ADS, exercisable until 120 days from the date on which the Registration Statement (as defined below) becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each Investor to Eye-Net Mobile divided by (B) 97% of the lowest VWAP (as defined in Series A Warrants) of the ADSs on the Nasdaq during the five trading days preceding the exercise date; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 571,428 ADSs, and (ii) Series C Warrants to purchase up to 345,622 ADSs at an exercise price of $8.1375 per ADS, exercisable until November 30, 2027. In addition, we agreed to reprice the exercise price of Series B Warrants, issued to two of the investors on March 11, 2025, from $18.1125 per ADS to $8.1375 per ADS.

The Series A Warrants and Series C Warrants will not be listed for trade; however, we agreed file a resale registration statement to cover the resale of the ADSs issuable upon the exercise of the Series A Warrants and Series C Warrants. The investment was fully completed on December 4, 2025. Eye Net Mobile intends to use the net proceeds of this offering for working capital and other general corporate purposes.

In the event that following the closing date but prior to lapse of twelve month period thereafter, Eye-Net consummates a transaction or series of related transactions for an equity investment in Eye-Net’s securities in an aggregate amount exceeding $1,000,000 at a price per share underlying such transaction or series of transactions lower than the price per share, the price per share shall be adjusted to reflect the price per share underlying such next investment, subject to adjustments for share splits, reverse splits and recapitalizations; provided, however, that in no event the adjusted price per share shall reflect Eye-Net’s pre-money valuation of less than $30,000,000. In such event, the number of ordinary shares issuable hereunder shall be increased accordingly, based on the adjusted price per share, and on the date of closing of the next investment, Eye-Net shall issue to the Investor his respective amount of additional ordinary shares against payment by such Investor of the par value thereof.

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

As of December 31, 2025, our cash and cash equivalents including restricted cash and short-term bank deposits were approximately $6,289,000. As of the date of this annual report on Form 20-F, we expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations through August 2026.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2025, to the year ended December 31, 2024— Research and Development Expenses, Net.”

5.D	Trend Information Not applicable.

5.E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2025. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Haim Siboni	65	Chief Executive Officer of Foresight and Eye-Net Mobile, Chairman of the Board
Eli Yoresh	55	Chief Financial Officer
Levy Zruya	76	Chief Technology Officer
Oren Bar-On	54	Vice President of Global Operations and Foresight Automotive Co-Chief Executive Officer
Sivan Siboni Scherf	39	Vice President of Human Resources
Annat Himmel	47	Vice President of Research and Development
Ehud Aharoni (1) (2)	68	Director
Daniel Avidan (1) (2) (3)	63	Director
Zeev Levenberg (1) (2) (3)	62	Director
Vered Raz-Avayo (2)	56	Director
Moshe Scherf	42	Director

(1)	Member of our Audit, Compensation and Financial Statements Examination Committee.

(2)	Independent director under Nasdaq Stock Market rules.

(3)	External director under Israeli law.

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

Eli Yoresh, Chief Financial Officer

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and was on our Board from October 2010 until August 2019. Mr. Yoresh is a seasoned executive with over 25 years of executive and financial management experience, mainly with companies from the financial, technology and industrial sectors. Since September 2017 Mr. Yoresh has been serving as a director and since January 2024 as the chairman of the board of Rail Vision Ltd (Nasdaq: RVSN), , since September 2022 as a director and since June 2025 as the chairman of the board of Viewbix Inc (Nasdaq: VBIX), since November 2020 as a director and since September 2022 as the chairman of the board of Gix Internet Ltd (TASE: GIX), since August 2021 as a director of Elbit Imaging Ltd (TASE: EMITF), since September 2018, has been serving as a director and since February 2020 as the chairman of the board at Xylo Technologies Ltd. (formerly traded on Nasdaq: XYLO) and from September 2021 and until January 2025 as a director in Jeffs’ Brands Ltd. (Nasdaq: JFBR). Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh holds a B.A. in Business Administration from the College of Management and an M.A. in Law from Bar-Ilan University. Mr. Yoresh is a Certified Public Accountant in Israel.

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

Oren Bar-On, Vice President of Global Operations and Foresight Automotive Co-Chief Executive Officer

Mr. Oren Bar-On has served as our Vice President of Global Operations since October 2017, as the Chief Executive Officer of Foresight Changzhou since January 1, 2023, and as the co-Chief Executive Officer of Foresight Automotive since August 2025. Mr. Bar-on is a seasoned executive with over 20 years of executive and managerial experience, mainly in the fields of global operations, supply chain, quality and regulations, product engineering, business excellence and information Technology. Mr. Bar-on served as Director of Global Supply chain for Lumenis Medical Systems Ltd., one of the world’s leading medical laser equipment manufacturers, from January 2016 to October 2017. Mr. Bar-on also served as Director of Global Operations for Philips Healthcare, one of the world’s leading developers and manufacturers of diagnostic and imaging systems in the medical field, from April 2011 to January 2016. Mr. Bar-on holds a B.Sc. in Industrial Engineering from the Israeli Institute of Technology and an M.B.A. with Honors, from Haifa University.

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

Ehud Aharoni, Director

Mr. Ehud Aharoni has served on the Board as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Mr. Aharoni is the CEO and Academic Director of Lahav Executive Education, Coller School of Management, Tel-Aviv University since 2006, and a former lecturer at the school’s MBA and EMBA courses in Strategy, Innovation Strategy and Global Strategy. In 2004, he established the Eli Hurvitz Institute of Strategic Management at the School and served as its Executive director between 2004-2018. In 2013, he was one of the five founders of the Israeli Director Union and serves as a board member of the company. Prior his role at Lahav, Mr. Aharoni consulted many companies and organizations from Israel and from abroad in the area of strategy, innovation strategy and entrepreneurship. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. with specialization in Finance and Continuing Studies, and an M.B.A. specializing in International Management, both from the faculty of management at the Tel Aviv University.

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

Vered Raz-Avayo, Director

Mrs. Vered Raz-Avayo has served on the Board as an independent director since July 2017. Ms. Raz-Avayo currently serves as CEO of AMOR Conscious Business Development and Consulting LTD. Additionally, she serves as an independent director and chairperson of all board committees for Shikun & Binui Energy Ltd. (TASE: SBEN), as an independent director and chairperson of the finance committee for Africa Israel Residences Ltd., as an independent director and chairperson of the finance committee for Apollo Power Ltd. (TASE: APLP), as an independent director and chairperson of the finance committee of Analyst I.M.S Mutual Funds Management Ltd. and as a member of the Investment Committee Analyst I.M.S Mutual Funds Management Ltd. Ms. Raz-Avayo previously served as chief financial officer of the Leviev Group, and as a director of several publicly traded companies, with managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, capital markets, retail, diamonds, jewelry, and aviation. From May 2021 to January 2022, Ms. Raz-Avayo served as chief financial officer of Nexentis Technologies Inc. (Nasdaq: NXTS) (formerly known as Save Foods Inc.). Ms. Raz-Avayo holds a degree in Business Administration from The College of Management Academic Studies and a Master of Fine Arts from the University of Tel Aviv.

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

The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2025, through December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.44 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 12 persons as of December 31, 2025(2)	$884,030	$129,916	$470,463

(1)	The Company estimates the fair value of share options granted as equity awards using a Black-Scholes option-pricing model.

(2)	Includes compensation paid to Izac Assia through April 24, 2025. Mr. Assia served as our Vice President of Product.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2025.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total
Haim Siboni	$251,163	$181,292	$432,455

Eli Yoresh	$150,698	$122,285	$272,983

Annat Himmel	$198,940	$21,262	$220,202

Oren Bar-On	$182,952	$33,370	$216,322

Sivan Siboni Scherf	$114,483	$32,509	$146,992

On August 18, 2022, we granted options to five of our senior officers to purchase an aggregate of 600,000 Ordinary Shares at an exercise price of NIS 7 (approximately $2.17 per share at the grant date). The options vest in equal quarterly installments over 12 quarters, commencing on January 1, 2023.

On October 20, 2022, our shareholders approved grants of options, with an exercise price of NIS 7 (approximately $1.96 per share at the grant date) to (i) three members of the Board for each to purchase up to 57,143 Ordinary Shares, (ii) our Vice President of Human Resources to purchase up to 85,714 Ordinary Shares and (iii) our Chief Executive Officer to purchase up to 571,429 Ordinary Shares. The options vest in equal quarterly installments over 12 quarters until fully vested.

On May 31, 2023, the Board approved a reduction to the exercise price of previously granted options for all outstanding options previously issued, under the Company’s 2016 Equity Incentive Plan, to an exercise price of NIS 3.5 (approximately $0.91 per share at the approval date).

On July 27, 2023, the Company’s shareholders approved grants of options to two members of the Board to each purchase 57,143 of the Company’s Ordinary Shares at an exercise price of NIS 3.5 (approximately $0.91 per share at the grant date). The options vest over twelve quarters until fully vested.

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

On July 15, 2024, we granted RSUs representing 1,825,714 Ordinary Shares to six of our senior officers. Of these, 1,568,571 RSUs vest in equal quarterly installments over 12 quarters, beginning on July 1, 2024, while the remaining 257,143 RSUs vest one third after one year, with the remainder vesting equally over the following eight quarters.

On August 26, 2024, our shareholders approved RSU grants to (i) three Board members, each receiving 150,000 RSUs, which vest in equal quarterly installments over 12 quarters starting July 1, 2024 and (ii) our Chief Executive Officer, receiving 1,285,714 RSUs with the same vesting schedule.

On January 21, 2026, our shareholders approved RSU grants to four Officers, receiving 61,111 RSUs which vest in equal quarterly installments over 12 quarters, beginning on January 1, 2026.

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

Under the Companies Law, our Board must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two. Messrs. Ehud Aharoni, Dan Avidan, Zeev Levenberg and Ms. Vered Raz-Avayo qualify and declared their respective accounting and financial expertise to that effect.

The Board must elect one director to serve as the chairman of the Board to preside at the meetings of the Board and may also remove that director as chairman, unless otherwise provided in the articles of association with respect to the appointment of the chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the Board, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities, subject to certain exception as set forth below. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the Board; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Mr. Haim Siboni has been serving in the combined role of Chairman of the Board and Chief Executive Officer of the Company from July 8, 2021, according to the approval of the shareholders of the Company from the same date. On August 26, 2024, the shareholders of the Company approved the appointment of Mr. Siboni to the combined role of chairman of the Board and chief executive officer of the Company, for an additional period of three years commencing on the date of the Meeting.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $7,500,000 for the benefit of all of our directors and officers, in respect of which we paid a seventeen-month premium of $81,288, which expires on May 27, 2027.

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

On December 31, 2023, we had 74 full-time employees and 7 part-time employees, out of which 63 employees worked in our research and development department, 8 employees in management and administration, 6 employees in sales and marketing, and 4 employees in operations. On December 31, 2024, we had 63 full-time employees and 9 part-time employees, out of which 54 employees worked in our research and development department, 8 employees in management and administration, 7 employees in sales and marketing, and 3 employees in operations. On December 31, 2025, we had 52 full-time employees and 7 part-time employees, out of which 42 employees worked in our research and development department, 8 employees in management and administration, 6 employees in sales and marketing, and 3 employees in operations.

As of March 18, 2026, we had two full-time senior management employees, including our vice president of global operations and Foresight Automotive CO chief executive officer and vice president of research and development, and three part-time senior management employees, including our chief executive officer and chief executive officer of Eye-Net Mobile, our chief financial officer and our vice president of human resources. All of our employees are located in Israel, except for two employees in China. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

2016 Equity Incentive Plan

In November 2015, our Board adopted the 2016 Equity Incentive Plan, or the 2016 Plan. As of March 18, 2026, the number of Ordinary Shares reserved for the exercise of options granted under the 2016 Plan was 7,742,040. In addition, as of March 18, 2026, 4,078,563 options to purchase Ordinary Shares were issued and outstanding, out of which 4,026,182 options to purchase Ordinary Shares were vested as of that date, with an exercise price of NIS 3.5 (approximately $1.1) per share, options to purchase 28,571 Ordinary Shares were vested as of that date, with an exercise price of NIS 16.03 (approximately $5.02) per share, options to purchase 19,048 Ordinary Shares were vested as of that date, with an exercise price of NIS 20.3 (approximately $6.36) per share, options to purchase 4,762 Ordinary Shares were vested as of that date, with an average exercise price of NIS 33.25 (approximately $10.42) per share. Exercise prices in NIS are translated into U.S. dollars at the rate of NIS 3.19 = U.S. $1.00, based on the closing rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel on December 31, 2025.

Our 2016 Plan was adopted by our Board in November 2015 and expired in November 2025 and, following such date, additional grants may not be made thereunder; however, options granted under such plan prior to its expiration remain valid following such expiration. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, if any, as well as those of our affiliated companies, are eligible to participate in this plan.

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

Under the 2024 Share Incentive Plan, as of March 18, 2026, we granted restricted share units in a total of 24,223,571, of which 3,373,073 Ordinary Shares have been issued upon vesting of such restricted share units and 1,975,400 RSUs were forfeited.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 18, 2026 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Directors and executive officers:
Haim Siboni (3)	7,169,113	3.29%
Ehud Aharoni (4)	187,500	0.09%
Daniel Avidan (5)	95,095	0.04%
Zeev Levenberg (6)	73,825	0.03%
Eli Yoresh (7)	1,190,476	0.55%
Vered Raz-Avayo (8)	208,929	0.10%
Oren Baron (9)	510,714	0.24%
Levi Zruya (10)	64,286	0.03%
Sivan Siboni Scherf (11)	547,619	0.25%
Moshe Scherf (12)	144,643	0.07%
Annat Himmel (13)	233,333	0.11%
All directors and executive officers as a group (11 persons)	10,425,533	4.8%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 215,709,875 Ordinary Shares issued and outstanding as of March 18, 2026.

(3)	Includes (i) 4,974,398 Ordinary Shares held by Magna; (ii) options to purchase 1,444,714 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an exercise price of NIS 3.5 (approximately $1.1) per share, and (iii) 750,000 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 18, 2026. Mr. Siboni is the chief executive officer and a director of Magna. Mr. Siboni’s options have expiration dates ranging from May 2026 to October 2029.

(4)	Includes (i) options to purchase 100,000 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an exercise price of NIS 3.5 (approximately $1.1), and (ii) 87,500 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 18, 2026. Mr. Aharoni’s options have expiration dates ranging from September 2026 to October 2029.

(5)	Includes (i) options to purchase 95,095 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an exercise price of NIS 3.5 (approximately $1.1) per share, Mr. Avidan’s options have expiration dates ranging from July 2027 to July 2030.

(6)	Includes options to purchase 73,825 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an average exercise price of NIS 3.5 (approximately $1.1) per share. Mr. Levenberg’s options have expiration dates ranging from July 2027 to July 2030

(7)	Includes (i) options to purchase 607,143 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an average exercise price of NIS 3.5 (approximately $1.1) per share, and (ii) 583,333 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 18, 2026. Mr. Yoresh’s options have expiration dates ranging from June 2027 to August 2029.

(8)	Includes options to purchase 121,429 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an exercise price of NIS 3.5 (approximately $1.1) per share, and (ii) 87,500 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 18, 2026. Ms. Raz-Avayo’s options have expiration dates ranging from August 2026 to September 2029.

(9)	Includes options to purchase 277,381 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an exercise price of NIS 3.5 (approximately $0.98) per share, and (ii) 233,333 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 18, 2026. Mr. Baron’s options have expiration dates ranging from November 2025 to August 2029.

(10)	Includes options to purchase 64,286 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an exercise price of NIS 3.5 (approximately $1.1) per share. Mr. Zruya’s options have expiration dates ranging from August 2026 to July 2027.

(11)	Includes (i) 107,143 Ordinary Shares held by Sivan and Moshe Scherf; (ii) options to purchase 207,143 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an exercise price of NIS 3.5 (approximately $1.1) per share, and (iii) 233,333 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 18, 2026. Ms. Siboni Scherf’s options have expiration dates ranging from May 2026 to October 2029.

(12)	Includes (i) options to purchase 57,143 Ordinary Shares that are exercisable within 60 days as of March 18, 2026, at an exercise price of NIS 3.5 (approximately $1.1) per share, and (ii) 87,500 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 18, 2026. Mr. Scherf’s options expire in October 2029.

(13)	Includes 233,333 Ordinary Shares issuable upon the vesting of RSUs that are exercisable withing 60 days as of March 18, 2026.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2025, there was a decrease in the percentage ownership of our major shareholder Magna from 6.11% to 3.54%, which was partly due to share dilution resulting from the issuance of ordinary shares under the 2024 Sales Agreement with A.G.P., as well as the securities purchase agreements entered into by the Company and Eye-Net in March and December 2025 with institutional and private investors for equity investments in Eye-Net, in which Magna did not participate .

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

Record Holders

Based upon a review of the information provided to us by our registrar in Israel, as of March 18, 2026, there were a total of 11 holders of record of our Ordinary Shares, of which all record holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 17, 2026, there were 92 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

On January 30, 2022, the Company’s shareholders approved the extension of the services agreement with Magna for twelve (12) additional months with an option to extend the agreement for two (2) additional twelve (12) month periods, which right has been exercised by Foresight Automotive for the first and second additional twelve (12) month periods. According to the updated agreement approved by our shareholders, the monthly payment to Magna for the research and development services will not exceed NIS 235,000 (approximately $74,000) plus VAT.

On December 18, 2023, as a result of cost-saving measures implemented by the Company, it was mutually agreed with Magna that, starting October 1, 2023, development services would not exceed NIS 70,000 (approximately $22,000) plus VAT per month. Additionally, for the period of October to December 2023, payment would be deferred, contingent upon the Company raising USD 5 million, gross. Since the fundraising did not occur by the given deadline, the payment for the development services provided from October to December 2023 was waived. On March 27, 2024, it was mutually agreed with Magna that, commencing on January 1, 2024, the maximum consideration for Magna’s development services under the agreement shall not exceed NIS 50,000 (approximately $16,000) per month, plus VAT. Additionally, it was agreed that the payment for the services as provided above for the period January to December 2024, will be deferred until the completion of raise of funds to the Company in an aggregate gross amount of at least US $5M and consummated by end of 2024. Since the fundraising did not occur by the given deadline, the payment for the development services provided in the year 2024 was waived. On March 24, 2025, the Company’s board of directors agreed with Magna that the services provided by Magna would not exceed NIS 50,000 (approximately $16,000) plus VAT, per month, which will be waived. As of December 31, 2025, a total amount of $61,000 was waived and recorded in equity as a transaction with shareholders.

In addition, our Chief Executive Officer, Mr. Haim Siboni, and our Chief Technology Officer, Mr. Levi Zruya, serve as Magna’s Chief Executive Officer and Chief Technology Officer, respectively.

2023 Registered Direct Offering

There were two insider participants in the Registered Direct Offering: our Chief Executive Officer, through the participation of Magna, and also Sivan Siboni-Scherf. The aggregate amount invested by the insider participants in the Registered Direct Offering was $525,000.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Form of Securities Purchase Agreement, dated December 1, 2025, between Foresight Autonomous Holdings Ltd. and each of the investors on the investor signature pages to the Securities Purchase Agreement as Schedule D thereto. See Item 5.B “Operating and Financial Review and Prospects – Financing Activities” for more information about this document.

●	Form of Series A Warrant. See Item 5.B “Operating and Financial Review and Prospects – Financing Activities” for more information about this document.

●	Form of Series C Warrant. See Item 5.B “Operating and Financial Review and Prospects – Financing Activities” for more information about this document.

●	Form of Securities Purchase Agreement, dated March 7, 2025, between Foresight Autonomous Holdings Ltd. and each of the investors on the investor signature pages to the Securities Purchase Agreement as Schedule D thereto. See Item 5.B “Operating and Financial Review and Prospects – Financing Activities” for more information about this document.

●	Form of Series A Warrant. See Item 5.B “Operating and Financial Review and Prospects – Financing Activities” for more information about this document.

●	Form of Series B Warrant. See Item 5.B “Operating and Financial Review and Prospects – Financing Activities” for more information about this document.

●	Service Agreement dated January 5, 2016, by and between Foresight Autonomous Holdings Ltd. and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), as amended on January 28, 2019, March 8, 2022 and on December 18, 2023. See Item 6.B “Related Party Transactions” for more information about this document.

●	Remuneration Policy for Company’s Officer Holders, dated July 8, 2024. See Item 6.C “Board Practices – Compensation Committee” for more information about this document.

●	Securities Purchase Agreement, dated December 7, 2023, by and between Foresight Autonomous Holdings Ltd. and each purchaser identified on the signature pages therein. See Item 5.B “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for more information about this document.

●	2024 Sales Agreement, dated June 14, 2024, by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners. See Item 5.B “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for more information about this document.

●	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022. See Item 4.B “Business Overview” for more information about this document.

●	Joint Development and Supply Agreement by and between Foresight Automotive Ltd. and SUNWAY-AI Technology (Changzhou) Co., Ltd., dated November 15, 2022. See Item 4.B “Business Overview” for more information about this document.

D.	Exchange Controls.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our principal shareholders, and until March 18, 2026, our officers and directors, are exempt from the reporting provisions contained in Section 16 of the Exchange Act. Further, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in NIS, and a certain portion of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for 2025 by 4.38% and 8.76%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to our status as a non-accelerated filer.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2025.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Audit fees (1)	$67,767	$64,882
Audit-Related Fees (2)	30,000	25,000
Tax Fees	-	-
All Other Fees	-	-
Total	$99,767	$89,882

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns. All of the services provided were approved by audit committee and by our Board.

(2)	Includes a consent and a comfort letter. All of the services provided were approved by the audit committee and by our Board.

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Articles of Association of Foresight Autonomous Holdings Ltd. (unofficial English translation from Hebrew original), filed as part of Exhibit 99.1.to Form 6-K filed on August 16, 2019, and incorporated herein by reference.

2.1	Form of Deposit Agreement among Foresight Autonomous Holdings Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 2.1 to Form 20-F, filed on March 27, 2018, and incorporated herein by reference.

2.2	Description of Securities, filed herewith, filed as Exhibit 2.2 to Form 20-F, filed on March 24, 2025, and incorporated herein by reference.

4.1	Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.3 to Form 20-F, filed on March 27, 2018, and incorporated herein by reference.

4.2	Second Addendum to the Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), filed as Exhibit 4.5 to Form 20-F, filed on March 31, 2022, and incorporated herein by reference.

4.3	Third Addendum to the Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original), dated December 18, 2023, filed as Exhibit 4.3 to Form 20-F, filed on March 27, 2024, and incorporated herein by reference.

4.4	Foresight Autonomous Holdings Ltd. (2016) Equity Incentive Plan (unofficial English translation from Hebrew original), filed as Exhibit 4.6 to Form 20-F, filed on March 27, 2018, and incorporated herein by reference.

4.5	Foresight Autonomous Holdings Ltd. (2024) Share Incentive Plan, filed as Exhibit 99.1 to Form 6-K, filed on July 12, 2024, and incorporated herein by reference.

4.7	Remuneration Policy for Company’s Officer Holders, filed as Exhibit 99.1 to Form 6-K, filed on August 26, 2024, and incorporated herein by reference.

4.8	Securities Purchase Agreement, dated December 7, 2023, by and between Foresight Autonomous Holdings Ltd. and each purchaser identified therein, filed as Exhibit 10.1 to Form 6-K, filed on December 8, 2024, and incorporated herein by reference.

4.9	Sales Agreement, dated June 14, 2024, by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, filed as Exhibit 10.1 to Form 6-K, filed on June 14, 2024, and incorporated herein by reference.

4.10	Participation Agreement by and between Foresight Automotive Ltd. and the Administrative Office of China Israel Changzhou Innovation Park, dated January 13, 2022, filed as Exhibit 4.12 to Form 20-F (File No. 001-38094), filed on March 31, 2022, and incorporated herein by reference.

4.11	Form of Series A Warrant, filed as Exhibit 4.1 to Form 6-K, filed on March 12, 2025, and incorporated herein by reference.

4.12	Form of Series B Warrant, filed as Exhibit 4.2 to Form 6-K, filed on March 12, 2025, and incorporated herein by reference.

4.13	Form of Securities Purchase Agreement, dated March 7, 2025, between Foresight Autonomous Holdings Ltd. and each of the investors on the Investor Signature Pages to the Securities Purchase Agreement as Schedule D thereto, filed as Exhibit 10.1 to Form 6-K, filed on March 12, 2025, and incorporated herein by reference.

4.14	Form of Series A Warrant, filed as Exhibit 4.1 to Form 6-K, filed on December 4, 2025, and incorporated herein by reference.

4.15	Form of Series C Warrant, filed as Exhibit 4.2 to Form 6-K, filed on December 4, 2025, and incorporated herein by reference.

4.16	Form of Securities Purchase Agreement, dated December 4, 2025, between Foresight Autonomous Holdings Ltd. and each of the investors on the Investor Signature Pages to the Securities Purchase Agreement as Schedule D thereto, filed as Exhibit 10.1 to Form 6-K, filed on December 4, 2025, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F, filed on March 31, 2022, and incorporated herein by reference.

11.1	Insider Trading Policy, filed herewith.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm, filed herewith.

97.1	Clawback Policy, filed as Exhibit 97.1 to Form 20-F, filed on March 27, 2024, and incorporated herein by reference.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statement of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the consolidated financial statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File, embedded within the Inline XBRL document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: March 25, 2026	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2025

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foresight Autonomous Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2025, and 2024 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

March 25, 2026

We have served as the Company’s auditor since 2016.

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2025	2024
	Note	USD in thousands
ASSETS
Current assets
Cash and cash equivalents		6,236	7,082
Restricted cash		53	100
Marketable equity securities	3	26	71
Trade receivables		118	113
Other current receivables	4	398	480
Total current assets		6,831	7,846
Non-current assets
Operating lease right-of-use asset	9	1,335	1,576
Fixed assets, net	5	187	323
Total non-current assets		1,522	1,899
TOTAL ASSETS		8,353	9,745
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		249	297
Operating lease liability	9	339	289
Other current payables	7	1,481	1,157
Total current liabilities		2,069	1,743
Operating lease liability non-current	9	1,173	1,272
TOTAL LIABILITIES		3,242	3,015
Shareholders’ equity
Ordinary Shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 140,634,421 and 72,672,958 shares as of December 31, 2025, and December 31, 2024, respectively	10C	—	—
Additional paid in capital	10	149,164	137,094
Accumulated deficit		(142,931)	(131,028)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	10	6,233	6,066
Non-controlling interest		(1,122)	664
Total equity		5,111	6,730
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,353	9,745

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(Dollars in thousands, except per share data)

		Year ended December 31,
		2025	2024	2023
	Note	USD in thousands
Revenues	11	398	436	497
Cost of revenues		140	172	143
Gross profit		258	264	354
Research and development expenses, net	12	8,629	9,143	11,587
Sales and marketing expenses	13	1,197	1,120	1,939
General and administrative expenses	14	2,613	2,677	3,119
Operating loss		12,181	12,676	16,291
Financial expenses (income), net	15	(78)	(1,538)	2,119
Net Loss		12,103	11,138	18,410
Basic and diluted loss per share (in USD) (*)	2K	(0.12)	(0.14)	(0.42)
Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands (*)		100,748	66,657	47,336

(*)	All share and per share amounts have been retrospectively adjusted to reflect the 1:7 reverse share split effected in August 2025.

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

	Share Capital		Additional		Total Foresight Autonomous Holdings Ltd.	Non-
	Number of shares (**)	USD	paid in capital	Accumulated deficit	shareholders’ equity	controlling interest	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2023	46,139,937	—	129,810	(101,480)	28,330	453	28,783
CHANGES DURING 2023:
Issuance of Ordinary Shares, net of issuance costs (*)	19,542,643	—	4,181	—	4,181	—	4,181
Share-based payment	—	—	1,291	—	1,291	150	1,441
Loss for the year	—	—	—	(18,410)	(18,410)	—	(18,410)
BALANCE AS OF DECEMBER 31, 2023	65,682,580	—	135,282	(119,890)	15,392	603	15,995
CHANGES DURING 2024:
Issuance of Ordinary Shares, net of issuance costs (*)	6,424,843	—	903	—	903	—	903
Transactions with shareholder	—	—	182	—	182	—	182
Share-based payment	565,535	—	727	—	727	61	788
Loss for the year	—	—	—	(11,138)	(11,138)	—	(11,138)
BALANCE AS OF DECEMBER 31, 2024	72,672,958	—	137,094	(131,028)	6,066	664	6,730
CHANGES DURING 2025:
Issuance of Ordinary Shares, net of issuance costs (*)	33,799,530	—	4,001	—	4,001	—	4,001
Issuance of warrants, net of issuance costs (*)	31,816,397	—	4,519	—	4,519	—	4,519
Modification of warrants previously issued in connection with fundraising (See note 10C)	—	—	164	—	164	—	164
Transactions with shareholder	—	—	61	—	61	—	61
Issuance of shares in subsidiary	—	—	2,508	—	2,508	(1,716)	792
Share-based payment	2,345,536	—	817	—	817	130	947
Loss for the year		—	—	(11,903)	(11,903)	(200)	(12,103)
BALANCE AS OF DECEMBER 31, 2025	140,634,421	—	149,164	(142,931)	6,233	(1,122)	5,111

(*)	Issuance costs in the amount of $414, $140 and $485 in 2025, 2024 and 2023, respectively.
(**)	All share and per-share amounts have been retrospectively adjusted to reflect the 1:7 reverse share split effected in August 2025

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cash flows from Operating Activities
Loss for the year	(12,103)	(11,138)	(18,410)
Adjustments to reconcile loss to net cash used in operating activities:	1,650	83	3,484
Net cash used in operating activities	(10,453)	(11,055)	(14,926)
Cash flows from Investing Activities
Changes in short term deposits	-	-	7,216
Purchase of fixed assets	(25)	(62)	(124)
Proceeds from sales of marketable securities	-	1,847	—
Net cash provided by (used in) investing activities	(25)	1,785	7,092
Cash flows from Financing Activities
Issuance of Ordinary Shares, net of issuance expenses	9,476	903	4,181
Net cash provided by financing activities	9,476	903	4,181
Effect of exchange rate changes on cash and cash equivalents	109	(185)	112
Decrease in cash and cash equivalents and restricted cash	(893)	(8,552)	(3,541)
Cash and cash equivalents and restricted cash at the beginning of the period	7,182	15,734	19,275
Cash and cash equivalents and restricted cash at the end of the period	6,289	7,182	15,734

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

Adjustments to reconcile loss to net cash used in operating activities:	Year ended December 31,
	2025	2024	2023
	USD in thousands
Share-based payment	947	788	1,441
Depreciation	161	200	263
Revaluation of marketable securities	45	(1,444)	2,330
Exchange rate changes on cash and cash equivalents	(109)	185	(112)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(5)	195	(308)
Decrease in other current receivables	82	51	311
Increase (decrease) in trade payables	(48)	161	(179)
Change in operating lease liability, net	192	156	(18)
Increase (decrease) in other current payables	385	(209)	(244)
Adjustments to reconcile loss to net cash used in operating activities	1,650	83	3,484

Supplemental information for Cash Flow:

Non-Cash Activities:	Year ended December 31,
	2025	2024	2023
	USD in thousands
Accrued issuance costs recorded in shareholders’ equity	150	—	92
Shareholder debt waiver recognized as capital contribution	61	182	—
Increase of lease liability and operating lease right-of-use asset due to lease modification (Note 9)	—	637	—

The accompanying notes are an integral part of the consolidated financial statements.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 1 -	GENERAL

A.	Foresight Autonomous Holdings Ltd. (the “Company”) was incorporated in Israel in 1977 and became public in 1987. It changed its name in 2010 and again, following the acquisition of Foresight Automotive Ltd. (“ Foresight Ltd”) in January 2016, to its current name. The Company’s Ordinary Shares are traded on the TASE, and its ADSs (90:1 ratio) have been listed on Nasdaq since June 2017.

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

Eye-Net Mobile Ltd (“Eye-Net”) was established in May 2018 by Foresight Ltd. in order to develop cellular based, beyond-line-of-sight, accident prevention solutions. On September 15, 2022, Foresight Ltd. transferred the shares of Eye-Net to the Company, free of charge and in accordance with the provisions of Section 104 C of the Israeli Income Tax Ordinance [New Version] 5721-1961, so that after the transfer of the shares, the Company directly held all of the shares of Eye-Net.

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

The Company is a technology company engaged in development of advanced 3-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Ltd., Foresight Changzhou and Eye-Net, the Company develops both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

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

The carrying values of cash and cash equivalents, trade receivables, other current receivables, marketable equity securities, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

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

The Company’s and the Company’s subsidiary, Eye-Net, granted options are recorded as Additional Paid in Capital and as Non-Controlling Interest, respectively, in the Consolidated Statements of Changes in Shareholders’ Equity.

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

The Company also grants Restricted Stock Units (RSUs) to employees and directors under its share-based compensation plan. RSUs represent a right to receive shares of the Company’s shares upon meeting the applicable vesting conditions. The fair value of RSUs is determined based on the market price of the Company’s shares on the grant date and is amortized as compensation expense over the requisite service period on a straight-line basis.

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

The following table present summarized basic and diluted per Ordinary Share and per ADS:

	Year ended December 31,
	2025	2024	2023
Net loss	12,103	11,138	18,410
Basic and diluted loss per Ordinary Share (in USD)	(0.12)	(0.14)	(0.42)
Basic and diluted loss per ADS (in USD) (*)	(10.8)	(12.6)	(37.8)
Weighted average number of Ordinary Shares outstanding used in computing basic and diluted loss per share - in thousands (**)	100,748	66,657	47,336
Weighted average number of ADSs outstanding used in computing basic and diluted loss per ADS - in thousands (*)	1,119	741	526

(*)	On April 21, 2023, the Company changed the ratio of its ADSs to its Ordinary Shares from the former ADS ratio of one (1) ADSs to five (5) Ordinary Shares, to a new ADS ratio of one (1) ADS to thirty (30) Ordinary Shares. On February 26, 2026, the Company changed the ratio of its ADSs to its Ordinary Shares from the former ADS Ratio of one (1) ADSs to thirty (30) Ordinary Shares, to a new ADS ratio of one (1) ADS to ninety (90) Ordinary Shares. For all the periods presented, basic and diluted, loss per ADS has been retrospectively adjusted.

(**)	All share and per-share amounts have been retrospectively adjusted to reflect the 1:7 reverse share split effected On August 15, 2025

K.	Revenue recognition:

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

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

M.	Recent Accounting Standards

1.	Recently Adopted Accounting Pronouncements:

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740) – Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU were required to be adopted starting January 1, 2025. The adoption of this ASU did not have a material impact on the Company’s financial statements

2.	Accounting pronouncements not yet effective

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities.” The standard provides guidance on the accounting for government grants received by business entities. The amendments are effective for annual reporting periods beginning after December 15, 2028, including interim periods within those periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027, and interim periods beginning January 1, 2028, and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method

NOTE 3 –	INVESTMENT IN EQUITY SECURITIES

In 2016, the Company invested in Rail Vision Ltd. and accounted for it under the equity method until losing significant influence in December 2020, after which it was measured as an equity investment. In 2022, additional investments were made through a simple agreement for future equity and initial public offering participation, with the investment thereafter measured at fair value through profit or loss.

As of December 31, 2023, the Company held 10.20% (6.94% fully diluted). In Q1 2024, it sold all shares for approximately $1,847 (net) and recognized finance income of approximately $1,444. As of December 31, 2025, the Company holds warrants to purchase up to 242,280 shares.

The reconciliation of the opening and closing fair value balance of the investment in equity securities instruments is provided below:

Opening Balance January 1, 2024	$474
Changes during 2024:
Adjustment to fair value through profit or loss	1,444
Divestment in Equity Securities	(1,847)
Closing Balance December 31, 2024	$71
Changes during 2025:
Adjustment to fair value through profit or loss	(45)
Closing Balance December 31, 2025	$26

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 4 -	OTHER CURRENT RECEIVABLES

	December 31,
	2025	2024
	USD in thousands
Governmental institutes	84	73
Prepaid expenses	146	232
Grants receivables (*)	143	152
Other receivables	25	23
	398	480

(*)	As of December 31, 2025, the Company recorded grants receivable in “Other Current Receivables” in the amount of $141 from the European Horizon 2020 program and $2 from the Israel Innovation Authority under the “Smart Money” program. For comparison, as of December 31, 2024, the Company recorded grants receivable of $125, which were from the Horizon 2020 program and $27 from the Israel Innovation Authority under the “Smart Money” program. During 2025, the Company received payments totaling approximately $35 from the Israel Innovation Authority. Subsequent to December 31, 2025, in February 2026, the Company received an additional payment of approximately $57 from the European Horizon 2020 program related to amounts included in grants receivable as of December 31, 2025.

NOTE 5 -	FIXED ASSETS, NET

	December 31,
	2025	2024
	USD in thousands
Cost:
Computers and software	1,000	986
Office furniture and equipment	345	345
Leasehold improvements	392	502
	1,737	1,833
Less – accumulated depreciation	1,550	1,510
Fixed assets, net	187	323

Depreciation expenses for the years ended December 31, 2025, and December 31, 2024, were $161 and $200, respectively.

NOTE 6 -	EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

Pursuant to section 14 of the Israeli Severance Pay Law, 5723-1963, the Company’s employees covered under this section are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with pension companies. Payments in accordance with section 14 of the Israeli Severance Pay Law, 5723-1963 relieve the Company from any future severance payments in respect of those employees. The amount of cost recognized for defined contribution pension plans and for other defined contribution postretirement benefit plans recorded for the years 2025, 2024 and 2023 are $884, $1,004, and $1,098, respectively.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 7 - OTHER CURRENT PAYABLES

	December 31,
	2025	2024
	USD in thousands
Employees and related expenses	973	998
Accrued expenses	277	76
Other	231	83
	1,481	1,157

NOTE 8 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

On January 30, 2022, the Company’s shareholders approved an extension of the research and development agreement with Magna for ADAS software, with monthly payments up to NIS 235 (approximately $74) plus VAT.

In December 2023, fees were reduced to NIS 70 (approximately $22) plus VAT per month, and payments for October–December 2023 were deferred and later waived ($42), recorded in equity.

In March 2024, fees were further reduced to NIS 50 (approximately $16 )per month plus VAT, with 2024 payments deferred and waived ($140), also recorded in equity.

On March 24, 2025, the Company’s board of directors agreed with Magna that the services provided by Magna would not exceed NIS 50 (approximately $16) plus VAT, per month, which will be waived. As of December 31, 2025, a total amount of $61 was waived and recorded in equity as a transaction with shareholders.

B.	Israeli Innovation Authority

Magna obtained grants from the Israeli Innovation Authority (the “IIA”) for participation in research and development programs for the years 2011 through 2013, and, in return, further to an acquisition transaction between the Company and Magna, the Company is obligated to pay royalties amounting to 3% to 5% of its future sales, which are derived from the received grants under these development programs, up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of SOFR per annum.

As of the years ended December 31, 2025, and 2024, total contingent obligations to IIA amounted to $545 and $623, respectively.

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

NOTE 9 - LEASES

The Company currently has a lease for its offices until March 31, 2030. The Company also leases several vehicles, each for a 3-year term.

Eye-Net had a lease for its offices with an option to extend for an additional 3 years, which was not exercised. As a result, the lease ended on December 15, 2024.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

Supplemental cash flow information related to operating leases was as follows:

	Year Ended December 31,
	2025		2024	2023
Cash payments for operating leases	$476		$546	$537
Lease operating expenses	116	$	$355	$562
New operating lease assets obtained in exchange for operating lease liabilities	67	$	$1,734	$154

As of December 31, 2025, the Company’s operating leases had a weighted average remaining lease term of 4.1 years and a weighted average discount rate of 8%. Future lease payments under operating leases as of December 31, 2025, were as follows:

Operating Leases
2026	443
2027	426
2028	407
2029	399
2030	100
Total future lease payments	1,775
Less imputed interest	(263)
Total lease liability balance	1,512

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	Reverse Share Split and Change in ADS Ratio

On August 24, 2025, the Company effected a reverse share split of its Ordinary Shares at a ratio of 1-for-7.

On February 26, 2026, the Company changed the ratio of its ADSs from 1 ADS representing 30 Ordinary Shares to 1 ADS representing 90 Ordinary Shares.

All Ordinary Share amounts, ADS amounts, share-based instruments (including options, RSUs and warrants), weighted average number of shares outstanding, and per share data presented in these consolidated financial statements, including for all prior periods presented, have been retroactively adjusted to reflect both the reverse share split and the change in ADS ratio, as applicable. Any fractional entitlements were rounded or otherwise treated in accordance with applicable agreements.

B.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the shareholders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

C.	Issuance of shares, warrants, and options.

1.	Registered Direct and Private Offering

On December 11, 2023, the Company raised $4,500 in gross proceeds through a registered direct offering of its ADSs. The Company issued a total of 214,286 ADSs (19,285,714 Ordinary Shares) at $21.00 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $4,046, net of issuance costs.

On March 7, 2025, the Company and Eye-Net entered into securities purchase agreements with institutional and private investors for an equity investment in Eye-Net, resulting in gross proceeds of $2,750, before deducting finders’ fees and other estimated offering expenses. Following the transaction, the investors collectively held approximately 5.8% of Eye-Net’s issued and outstanding ordinary shares, and the Company’s ownership in Eye-Net was diluted from 100% to 94.2%.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

As part of the transaction, the Company also issued to the investors:

●	Series A warrants to purchase ADSs at an exercise price of $0.21 per ADS. The number of ADSs issuable upon exercise was based on the investment amount in Eye-Net and the lowest closing price of the ADSs on Nasdaq during the five trading days preceding the exercise date, capped at a maximum of 291,005 ADSs (26,190,450 Ordinary Shares). These warrants are classified as equity. As of December 31, 2025 all Series A warrants have been fully exercised for a total of 248,623 ADSs (22,376,057 Ordinary Shares); and
●	Series B warrants to purchase ADSs at an exercise price of $18.1125. The Company issued a total of 12,833,850 Series B warrants, equal to 142,598 ADSs. These warrants are exercisable until March 10, 2027.

On December 4, 2025, the Company and Eye-Net entered into securities purchase agreements with institutional investors for an equity investment in Eye-Net, resulting in gross proceeds of $3,000, before deducting finders’ fees and other estimated offering expenses. Following the transaction, the investors collectively held approximately 5.17% of Eye-Net’s issued and outstanding ordinary shares, and the Company’s ownership in Eye-Net was diluted from 94.2% to 89.36%.

As part of the transaction, the Company also issued to the investors:

●	Series A warrants to purchase ADSs at an exercise price of $0.06 per ADS. The number of ADSs issuable upon exercise was based on the investment amount in Eye-Net and the lowest volume weighted average price of the ADSs on Nasdaq during the five trading days preceding the exercise date, capped at a maximum of 714,286 ADSs (64,285,710 Ordinary Shares). These warrants are classified as equity. As of December 31, 2025, Series A warrants have been exercised for a total of 104,893 ADSs (9,440,340 Ordinary Shares);
●	Series C warrants to purchase ADSs at an exercise price of $8.1375. The Company issued a total of 31,105,980 Series C warrants, equal to 345,622 ADSs. These warrants are exercisable until November 30, 2027; and
●	Modification to the terms of its Series B warrants originally issued in March 2025. For those investors who participated in the December 2025 funding round, the exercise price of the Series B warrants held by such investors was reduced from $18.1125 per share to $8.1375 per share. The Company measured the incremental fair value resulting from the modification as of the modification date. The total incremental fair value attributable to the modification amounted to $164, which was recognized as an equity issuance cost.

The total proceeds were allocated between the subsidiary’s shares and the Company’s warrants as of the issuance date. The minority shareholders’ proportionate interest in the subsidiary’s net assets was recognized as noncontrolling interests within equity. Any excess of the proceeds over the amount recognized as noncontrolling interests was recorded as an increase to additional paid-in capital

2.	Public Offering

On January 22, 2021, the Company entered into a sales agreement with A.G.P./Alliance Global Partners (“AGP”) as sales agent, pursuant to which the Company can sell from time to time, ADSs in the aggregate amount of up to $60,000 (the “January 2021 Sales Agreement”). Sales under the January 2021 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the January 2021 Sales Agreement, during 2023, the Company sold, through the sales agent, an aggregate of 2,855 ADSs (256,929 Ordinary Shares), at an average price of $58.275 per ADS, raising gross proceeds of approximately $166. After deducting closing costs and fees, the Company received net proceeds of approximately $135, net of issuance costs.

On June 14, 2024, the Company entered into a sales agreement with AGP as sales agent, pursuant to which the Company can sell from time to time, ADSs in the aggregate amount of up to $1,130 (the “June 2024 Sales Agreement”). Sales under the June 2024 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. Under the June 2024 Sales Agreement, in 2024 the Company sold, through the sales agent, an aggregate of 71,387 ADSs (6,424,843 Ordinary Shares), at an average price of $14.61 per ADS, raising gross proceeds of approximately $1,043. After deducting closing costs and fees, the Company received net proceeds of approximately $903, net of issuance costs.

On December 31, 2024, the Company increased the maximum aggregate offering price of ADSs under the June 2024 Sales Agreement from $1,130 to $7,000. On February 21, 2025, the Company increased the maximum aggregate offering price of ADSs under the June 2024 Sales Agreement from $7,000 to $11,400. During 2025, the Company sold an aggregate of 375,550 ADSs (33,799,530 Ordinary Shares), at an average price of $11.46 per ADS, raising gross proceeds of approximately $4,304. After deducting closing costs and fees, the Company received net proceeds of approximately $4,165, net of issuance costs.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

3.	Shares and warrants to service providers:

(a)	Shares granted to service providers:

During 2023, 2024 and 2025, the Company did not issue shares to service providers.

(b)	Warrants, options and RSUs granted to service providers:

Between 2023 and 2025, the Company recorded share-based payments related to options granted to service providers, of $135, $12, and $13, respectively, all included in the statements of comprehensive loss.

On July 27, 2023, the Company’s shareholders approved a reduction to the exercise price of previously granted options to Magna’s employees to an exercise price of NIS 3.50 (approximately $1.10 per share at the approval date). The reduction was accounted for as a modification and as a result, the Company recorded an expense of $16 in its 2023 statement of comprehensive loss.

On August 8, 2024, the Company granted options to a service provider to purchase a total of 14,286 Ordinary Shares at an exercise price of NIS 3.50 (approximately $1.10 per share at the grant date) The options vest equally over twelve quarters until fully vested on July 1, 2027. The Company recorded an expense of $1 and $1 in its 2024 and 2025 statement of comprehensive loss, respectively.

During 2025, the Company did not issue options to service providers.

On November 27, 2024, under the Company’s share incentive plan (“2024 Share Incentive Plan”), the Company granted 128,571 RSU’s (1,429 ADSs) to a service provider. The RSU’s vest equally over eight quarters until fully vested on October 1, 2026. The Company recorded an expense of $3 and $10 in its 2024 and 2025 statements of comprehensive loss, respectively.

On August 13, 2025, under the 2024 Share Incentive Plan, the Company granted 128,571 RSU’s (1,429 ADSs) to a service provider. The RSU’s vest equally over twelve quarters until fully vested on October 1, 2028. The Company recorded an expense of $2 in its 2025 statement of comprehensive loss.

4.	Shares and options to employees

(a)	Incentive Plans

In November 2015, the Board of Directors of the Company authorized a share option plan (“2016 Equity Incentive Plan”). The 2016 Equity Incentive Plan provides for the grant of share options to service providers, employees, and office holders of the Company. Awards may be granted under the 2016 Equity Incentive Plan until November 2025, when the 2016 Equity Incentive Plan expired.

According to the 2016 Equity Incentive Plan, the aggregate number of Ordinary Shares that may be granted pursuant to awards will not exceed 15% of the Company’s capital on a fully diluted basis.

On May 27, 2024, the Board of Directors of the Company authorized the 2024 Share Incentive Plan. The 2024 Share Incentive Plan also provides for the grant of Restricted Share Units (RSU’s) to service providers, employees, and office holders of the Company. Awards may be granted under the 2024 Share Incentive Plan until May 2034, when the 2024 Share Incentive Plan expires.

According to the 2024 Share Incentive Plan, the aggregate number of Ordinary Shares that may be granted pursuant to awards will not exceed 18% of the Company’s capital on a fully diluted basis.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

(b)	1. The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

As of December 31,
2023
Exercise price	$39.2-$6.86
Expected volatility	95%-90%
Risk-free interest	4.5%-3.8%
Expected life of up to (years)	4.1-4.4

No share options were granted to employees during the years ended December 31, 2024, and December 31, 2025.

The weighted-average grant-date fair value of options granted during the year 2023 was $0.28.

2. The fair value of RSUs granted is determined based on the share price on the grant date.

The following table summarizes the option activity for the years ended December 31, 2025, 2024 and 2023 for options granted to employees, officers, and directors:

	As of December 31,
	2025			2024			2023
	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term. (In years)
Outstanding at beginning of period	4,378,397	$0.14	4.1	5,088,555	$0.91	4.13	4,893,317	$3.01	5.92
Granted	-			-			382,142
Exercised	-			-			-
Forfeited	(592,690)			(710,158)			(186,904)
Outstanding at the end of period	3,785,707	$0.37	3.1	4,378,397	$0.14	4.1	5,088,555	$0.91	4.13
Exercisable at the end of period	3,564,277			3,616,098			3,360,818

As of December 31, 2025, the total unrecognized share-based payment expenses related to nonvested awards was $13, which is expected to be recognized over the year 2026.

(c)	Options granted during 2023

On March 29, 2023, the Company granted options to purchase 53,571 Ordinary Shares to its employees at an exercise price of NIS 7 (approximately $1.96 per share at the grant date), with some of the options vesting equally over twelve quarters, and some of the options having a one-year cliff and the remainder vesting equally over eight quarters. The Company recorded an expense of $4, $5 and $6, respectively, in its 2025, 2024 and 2023 statement of comprehensive loss included in research and development expenses.

On May 31, 2023, the Company’s Board of Directors approved a reduction to the exercise price of previously granted options for all outstanding options previously issued, under the Company’s 2016 Equity Incentive Plan, to an exercise price of NIS 3.50 (approximately $0.91 per share at the approval date). As a result, the Company recorded an expense of $37, $47 and $211, respectively, in its 2025, 2024 and 2023 statement of comprehensive loss.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

On July 27, 2023, the Company’s shareholders approved grants of options to two members of the Company’s Board of Directors, each to purchase 57,143 of the Company’s Ordinary Shares at an exercise price of NIS 3.50 (approximately $0.91 per share at the grant date). The options vests over 12 quarters until fully vested. The Company recorded an expense of $15, $15 and $8, respectively, in its 2025, 2024 and 2023 statement of comprehensive loss, included in general and administrative expenses.

During 2023, the Company granted options to purchase 214,286 Ordinary Shares to its employees at an exercise price of NIS 3.50 (approximately $0.91 per share at the grant date), with 175,000 of the options vesting equally over twelve quarters, and 39,286 of the options having a one-year cliff and the remainder vesting equally over eight quarters. As a result, the Company recorded an expense of $7, $12 and $3, respectively, in its 2025, 2024 and 2023 statements of comprehensive loss.

(d)	RSU’s granted During 2024 and 2025:

On July 15, 2024, under the 2024 Share Incentive Plan, the Company granted a total of 7,853,571 RSUs to members of the Company’s Board of Directors, officers and employees, with a fair value of $0.28 per RSU at the grant date. During 2024, 565,534 RSUs were exercised, and 888,214 RSUs were forfeited. The RSUs vest over 36 months, one-third vest after one year and the balance of the RSU vest over eight quarters until fully vested. Some RSUs vest equally over twelve quarters. The Company recorded an expense of $512 and $289 respectively, in respect of such grants in its 2025 and 2024 statement of comprehensive loss.

On November 27, 2024, the Company granted 248,571 RSUs to employees. The RSUs vests over 36 months, with one-third vesting after one year and the remaining RSUs vesting over the following eight quarters. Some RSUs vests equally over twelve quarters. The Company recorded an expense of $8 in its 2025 statement of comprehensive loss.

On March 27, 2025, the Company granted 197,143 RSUs to employees. The RSUs vests equally over twelve quarters. The Company recorded an expense of $5 in respect of such grants in its 2025 statement of comprehensive loss.

On August 13, 2025, the Company granted 454,286 RSUs to employees. The RSUs vests equally over twelve quarters. The Company recorded an expense of $7 in respect of such grants in its 2025 statement of comprehensive loss.

During 2025, 2,836,234 RSUs were exercised, and 1,943,229 RSUs were forfeited. As of December 31, 2025, the total unrecognized share-based payment expenses related to nonvested RSUs was $789 which is expected to be recognized over the next 3 years.

(e)	Options granted to Eye-Net’s employees.

Eye-Net grants its employee’s options to purchase its own shares. Utilizing parameters for calculating Black-Scholes similar to those of Foresight, with the only difference being in the share price and exercise price.

During 2023 Eye-Net, granted options to purchase 150 ordinary shares of Eye-Net to its employees. The options vest over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. The options were granted at an exercise price of $200 per share. The Company recorded an expense of $4, $4 and $4, respectively, in respect of such a grant in its 2025, 2024 and 2023 statement of comprehensive loss.

During 2024 Eye-Net, granted options to purchase 1,250 ordinary shares of Eye-Net to its employees. The options vests over 36 months, one third of the options vest after one year and the balance of the remaining options vest over eight quarters until fully vested. The options were granted at an exercise price of $200 per share. The Company recorded an expense of $ $33 and $7 respectively, in respect of such grant in its 2025 and 2024 statement of comprehensive loss,

During 2025 Eye-Net, granted options to purchase 2,245 ordinary shares of Eye-Net to its employees. The options vest equally over twelve quarters until fully vested. The options were granted at an exercise price of $200 per share. The Company recorded an expense of $23 in respect of such grant in its 2025 statement of comprehensive loss.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

5.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, RSUs, options granted to employees, directors and service providers, was comprised, at each period, as follows:

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cost of revenues	4	1	9
Research and development	435	387	849
Sales and marketing	48	36	118
General and administrative	460	364	465
	947	788	1,441
Less: Share-based compensation expense attributable to non-controlling interests	130	61	150
Share-based compensation expense attributable to Foresight Autonomous Holdings Ltd.	817	727	1,291

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

A.	Revenues by geographic region

The following table sets forth reporting revenue information by geographic region:

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Israel	162	162	250
Japan	63	202	172
USA	32	-	40
South.Korea	7	55	-
France	74	-	-
Other (*)	60	17	35
	398	436	497

(*)	No country represented is greater than 10% of the revenues as of the years presented, other than the countries presented above.

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

B.	Revenues by main customers

The following table is a summary of the distribution of revenues by main customers:

	Year ended December 31,
	2025	2024		2023
	USD in thousands
Customer A	162	162		250
Customer B	-	20	(*)	70
Customer C	40	-		-
Customer D	-	74		-
Customer E	-	55		-
Customer F	-	46		-

(*)	Lower than 10%.

NOTE 12 - RESEARCH AND DEVELOMENT, NET

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Payroll and related expenses	7,061	7,538	8,997
Subcontracted work and consulting	420	470	1,229
Share-based payments to service provider	-	-	19
Rent and office maintenance	780	832	936
Travel expenses	180	215	90
Other	188	319	416
Less participation in grants	-	(231)	(100)
	8,629	9,143	11,587

NOTE 13 - SALES AND MARKETING

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Payroll and related expenses	665	595	1,076
Exhibitions, conventions, and travel expenses	84	98	379
Consultants	386	360	416
Other	62	67	68
	1,197	1,120	1,939

NOTE 14 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Payroll and related expenses	1,205	1,288	1,458
Share-based payments to service providers	179	64	134
Professional services	635	673	898
Directors’ fees and insurance	172	207	326
Travel expenses	14	28	15
Rent and office maintenance	266	283	196
Other	142	134	92
	2,613	2,677	3,119

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(Dollars in thousands, except per share data)

NOTE 15 - FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Revaluation of marketable securities to fair value	47	(1,444)	2,320
Bank interest income	(155)	(431)	(667)
Exchange rate differences	20	328	456
Other	10	9	10
	(78)	(1,538)	2,119

NOTE 16 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 23% in 2025, 2024 and 2023. Such tax rate changes had no significant impact on the Company’s financial statements.

2.	As of December 31, 2025, the Company generated net operating losses of approximately $111,323, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated significant revenues; therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a full valuation allowance was recorded.

	Year Ended December 31,
	2025	2024	2023
Deferred tax assets:	USD in thousands
Operating loss carryforward	111,323	81,759	73,448
Deferred taxes due to carryforward losses	25,604	18,804	16,893
Valuation allowance	(25,604)	(18,804)	(16,893)
Net deferred tax asset	—	—	—

4.	The Company has no unrecognized tax positions and foreign sources of income.

5.	Foresight Autonomous Holdings Ltd. has final tax assessments until and including 2022. Foresight Ltd. and Eye-Net have final tax assessments until and including 2021.

6.	Effective tax expense (benefit): The components of loss before tax and a reconciliation of the Company’s income tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year Ended December 31,
	2025	2024	2023

Loss before taxes on income	12,103	11,138	18,410
Israeli statutory income tax rate	23%	23%	23%
Theoretical statutory tax benefit	2,783	2,562	4,234
Losses for which a valuation allowance was provided or benefit from loss carry forwards and permanent differences	(2,783)	(2,562)	(4,234)
Income tax expense	-	-	-

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

As described in note 8A, the Company receives research and development services from Magna in exchange for monthly payment and share-based payments. These services are preapproved by the board of directors and, if required, by the general assembly.

A.	Transactions with Magna:

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Subcontracted work and consulting (*)	61	140	436
Share-based payments	-	-	16
	61	140	452

(*)	See Note 8(A).

B.	Balances with Magna:

	As of December 31,
	2025	2024
	USD in thousands
Other account receivables	-	6
Other account payables (*)	-	-
	-	6

(*)	See Note 8(A).

NOTE 18 - SUBSEQUENT EVENTS

A.	As of the date of this report, during 2026, the Company sold approximately 223,850 ADSs under the June 2024 Sales Agreement at an average price of $3.99 per ADS resulting in net proceeds of $866.

B.	During 2026, the Company granted approximately 14,620,000 RSUs (162,444 ADSs) to employees and officers under the 2024 Share Incentive Plan.

C.	On February 26, 2026, the Company adjusted the ratio of its ADSs from 1 ADS representing 30 Ordinary Shares to 1 ADS representing 90 Ordinary Shares. All share and per share data presented in these consolidated financial statements have been retroactively adjusted for presentation purposes to reflect this change, as applicable.

D.	During 2026, investors exercised an aggregate of 604,237 Series A warrants that were issued in connection with the Company and Eye-Net securities purchase agreements with institutional investors for an equity investment in Eye-Ne (see Note 10C). As a result of these exercises, 100% of the previously outstanding Series A warrants were exercised, and no Series A warrants remain outstanding as of the date of issuance of these financial statements.

